Form 20-F
period 2021-12-31
Full Truck Alliance Co. Ltd.
filed 2022-04-25
CIK 1838413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                to
Commission file number
001-40507

Full Truck Alliance Co. Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 123 Kaifa Avenue Economic and Technical Development Zone, Guiyang Guizhou 550009 People’s Republic of China	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China
(Address of principal executive offices)
Contact Person: Simon Chong Cai
Chief Financial Officer
Telephone:
+86-25-6692-0156
Email:
IR@amh-group.com
At the address of the Company set forth above
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 20 Class A ordinary shares	YMM	New York Stock Exchange

Class A ordinary shares, US$0.00001 par value per share*		New York Stock Exchange

*
Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2021	18,606,582,728
Class B ordinary shares were outstanding as of December 31, 2021	3,507,906,759

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☐  Yes    ☒  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).     ☐  Yes    ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

Conventions That Apply to This Annual Report on Form
20-F
Unless we indicate otherwise, references in this annual report on Form
20-F
to:

•
“active shippers” are to the aggregate number of registered shipper accounts on the FTA platform that have posted at least one shipping order on the FTA platform during a given period; some shippers may use more than one account, and/or may share the same account with other shippers;

•	“ADSs” are to American depositary shares, each of which represents 20 Class A ordinary shares

•	“CAGR” are to compound annual growth rate;

•
“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•
the “CIC Report” are to an industry report commissioned by us and prepared by China Insights Consultancy, or CIC, an independent market research firm, to provide information regarding our industry and our market position in China;

•	“consolidated affiliates” are to the Group VIEs and their respective subsidiaries;

•
“FTA platform” are to a digital, standardized and smart digital freight platform that connects shippers and truckers, currently providing services under the brands of
Yunmanman
,
Huochebang
and
Shengsheng Huitouche
;

•
“fulfilled orders” are to all shipping orders matched through the FTA platform during a given period but exclude (i) shipping orders that are subsequently canceled, and (ii) shipping orders for which platform users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled;

•	“Group” are to Full Truck Alliance Co. Ltd., the Group VIEs and their respective subsidiaries;

•
“Group VIEs” are to the variable interest entities or VIEs that are 100% owned by PRC citizens and hold certain business operation licenses or approvals, and generally operate businesses in which foreign investment is restricted, and are consolidated into the Group’s consolidated financial statements in accordance with U.S. GAAP;

•
“GTV” or “gross transaction value” are to the aggregate freight prices specified by platform users for all fulfilled orders on the FTA platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors;

•	“Hong Kong dollar(s)” or “HK dollar(s)” or “HK$” or “HKD” are to Hong Kong dollars, the lawful currency of Hong Kong;

•
“
Huochebang
” are to the
brand of
Huochebang
or the
Huochebang
platform, which was a leading digital freight platform providing services under the brand of
Huochebang
and integrated into the FTA platform following the establishment of our Company, as the context requires;

•
“ordinary shares” are to our Class A ordinary shares, US$0.00001 par value per share, and Class B ordinary shares, US$0.00001 par value per share; each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to 30 votes;

•	“quarterly fulfilled orders per average shipper MAU” are calculated by dividing (i) the number of fulfilled orders on the FTA platform for a quarter, by (ii) the average shipper MAUs in such quarter;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“road transportation industry” or “road transportation market” are to the market of transportation services for raw material, semi-finished goods and finished goods by trucks on roads;

•
“shipper MAUs” are to the number of active shippers in a given month; “average shipper MAUs” in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of such period, by (ii) the number of months in such period;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“we,” “us,” “our Company,” “our,” or “FTA” are to Full Truck Alliance Co. Ltd. and/or its subsidiaries, as the context requires; and

•
“
Yunmanman
” are to the brand of
Yunmanman
or the
Yunmanman
platform, which was a leading digital freight platform providing services under the brand of
Yunmanman
and integrated into the FTA platform following the establishment of our Company, as the context requires.

This annual report contains translations between Renminbi and U.S. dollars for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.
This annual report includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.
Our ADSs are listed on the New York Stock Exchange under the ticker symbol “YMM.”
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in the Group’s revenues, costs or expenses;

•	industry landscape of, and trends in, China’s road transportation market;

•	competition in our industry;

•	our expectations regarding demand for, and market acceptance of, the Group’s services;

•	our expectations regarding the Group’s relationships with shippers, truckers and other ecosystem participants;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	PRC laws, regulations, and policies relating to the road transportation market;

•	the results of regulatory review and the duration and impact of any regulatory action taken against us;

•	the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; and

•	general economic and business conditions.
We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on the Group’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not required.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not required.
ITEM 3. KEY INFORMATION
Our Corporate Structure
Full Truck Alliance Co. Ltd. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted (i) through contractual arrangements with certain variable interest entities, or the Group VIEs, in China and (ii) by our subsidiaries in China. Under the PRC laws and regulations, the provision of value-added telecommunication service and certain financial service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through the Group VIEs, and rely on contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective individual shareholders to control the business operations of the Group VIEs. Investors in our ADSs do not hold equity interest in the Group’s operating entities in China, but instead hold an equity interest in Full Truck Alliance Co. Ltd., a Cayman Islands holding company. As used in this annual report, “FTA,” “we,” “us,” “our Company” or “our” refers to Full Truck Alliance Co. Ltd. and/or its subsidiaries, “the Group” refers to Full Truck Alliance Co. Ltd., the Group VIEs and their respective subsidiaries, and “the consolidated affiliates” refers to the Group VIEs and their respective subsidiaries.
Prior to the fourth quarter of 2021, our Group VIEs were Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, Beijing Yunmanman Technology Co., Ltd., or Beijing Yunmanman, and Guizhou FTA Logistics Technology Co., Ltd., or Guizhou FTA. In the fourth quarter of 2021, in order to enhance corporate governance, we underwent a reorganization of the holding structure of our onshore subsidiaries and the consolidated affiliates, or the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. The Reorganization was completed on January 1, 2022. Currently, the Group VIEs are (i) Jiangsu Manyun Software Technology Co., Ltd, or Manyun Software, and (ii) Guiyang Shan’en Technology Co., Ltd, or Shan’en Technology.
The contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective individual shareholders collectively enable us to:

•	exercise effective control over our Group VIEs and their subsidiaries;

•	receive substantially all the economic benefits of our Group VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in all or part of the assets when and to the extent permitted by PRC law.
These contractual arrangements generally include equity interest pledge agreements, spousal consent letters, power of attorney, loan agreements, exclusive service agreement and exclusive option agreement, as the case may be. As a result of the contractual arrangements, we are considered the primary beneficiary of these companies for accounting purposes, and we have consolidated the financial results of these companies in the Group’s consolidated financial statements. However, we do not own equity interest in the Group VIEs. Furthermore, Full Truck Alliance Co. Ltd., as our holding company, does not conduct operating activities other than holding investment in certain of our equity investees.
The nominee shareholders of Manyun Software and Shan’en Technology, the Group VIEs, are directors and members of senior management of our company. We consider such individuals suitable to act as the nominee shareholders of the Group VIEs because of, among other considerations, their contribution to the Group, their competence and their length of service with and loyalty to the Group. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs.”
We are subject to risks associated with our contractual arrangements with the Group VIEs. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the Group VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we could be limited in our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in the Group’s financial statements. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their shareholders to conduct a substantial part of the Group’s operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the Group VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the Group VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. The majority of the Group’s assets, along with several material licenses to conduct business in China, are held by the Group VIEs. In addition, the majority of the Group’s revenues are generated by the Group VIEs. An event that results in the deconsolidation of the Group VIEs would have a material effect on the Group’s operations and cause the value of the securities of our company to diminish substantially or even become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure— If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Group also faces various legal and operational risks and uncertainties associated with being based in or having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “—D. Risks Factors— Risks Relating to Doing Business in China.”
Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted in December 2020 and may affect our ability to maintain our listing on the NYSE. Pursuant to the HFCA Act, if the SEC determines that we are an issuer, or a covered issuer, that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As stated in its report dated December 16, 2021, the PCAOB has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. See “—D. Risks Factors—Risks Relating to Doing Business in China—Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE.”
Licenses, Permits and Approvals
We conduct our business primarily through our (i) our Group VIEs and their subsidiaries in China and (ii) our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The Group has received all material permissions that are, or may be, required for its operations in China, including the operations of the Group VIEs. See “Item 4. Information on the Company—B. Business Overview—Licenses, Permits and Approvals.” for more details.
No material permission has been denied from us by relevant authorities in China. To enhance the experience of shippers, truckers and other ecosystem participants, we offer various auxiliary functions, content and value-added services through the FTA platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions, content and services. See “—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain licenses, permits or approvals applicable to the Group’s business, we may become subject to significant penalties and other regulatory proceedings or actions.”
In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our Group VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. The Cybersecurity Review Office of the CAC announced the initiation of a cybersecurity review of the
Yunmanman
apps and
Huochebang
apps on July 5, 2021. The cybersecurity review remains ongoing as of the date of this annual report. For more details, see “—D. Risk Factors—Risks Relating to Our Business and Industry—The Group is currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect its business, results of operations and financial condition” and—D. Risk

Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.”
Cash Transfers within Our Corporate Structure
Full Truck Alliance Co. Ltd. is a Cayman Islands holding company with operations primarily conducted (i) through the consolidated affiliates in China and (ii) by our subsidiaries in China. Full Truck Alliance Co. Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries.
In 2019, 2020 and 2021, no assets other than cash were transferred within our organization. The following diagram summarizes how funds are transferred among our Company, our subsidiaries and the consolidated affiliates.

(1)
Our PRC subsidiaries, Jiangsu Manyun Logistics Information Co., Ltd, or Jiangsu Manyun, and Full Truck Alliance Information Consulting Co., Ltd., or FTA Information, entered into contractual arrangements with the Group VIEs. Jiangsu Manyun and FTA Information are our wholly foreign owned entities, or WFOEs. Shanghai Xiwei and Beijing Yunmanman were Group VIEs from the beginning of the periods presented below to November 2021. Guiyang Huochebang was a Group VIE from the beginning of the periods presented below to March 2021. In March 2021, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA. Shanghai Xiwei and Beijing Yunmanman ceased to be the Group VIEs and became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. We acquired Shanghai Xiwei and Beijing Yunmanman from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Manyun on January 1, 2022. Guizhou FTA ceased to be a Group VIE following the completion of the Reorganization on January 1, 2022. Manyun Software and Shan’en Technology are currently the Group VIEs. See “Item 4. Information on the Company—C. Organizational Structure.”

The following table sets forth a summary of the cash flows that occurred between our Company, our subsidiaries, and the consolidated affiliates.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Intercompany Cash Flow Data:
Transfer from our Company to our subsidiaries	52,702	724,248	2,103,259	330,047
Transfer from our subsidiaries to the consolidated affiliates	1,201,419	1,858,922	6,323,470	992,290
Transfer from the consolidated affiliates to our subsidiaries	917,727	2,031,374	4,637,600	727,741
Our Company made cash transfers to our subsidiaries primarily in the form of capital contribution in 2019, 2020 and 2021.
Our subsidiaries made cash transfers to the consolidated affiliates primarily in the form of intercompany loans in 2019, 2020 and 2021 to finance the consolidated affiliates’ operations.
The consolidated affiliates made cash transfers to our subsidiaries primarily in the form of loan repayments in 2019, 2020 and 2021.
The Group VIEs did not pay any service fee under the exclusive service agreements in 2019, 2020 or 2021.
Restrictions on Transfer of Funds
In 2019, 2020 and 2021, no dividends or distributions were made to our Company by our subsidiaries. Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.
Furthermore, we are subject to restrictions on currency exchange. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. For certain Cayman Islands, PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Summary Financial Information Related to the Consolidated Affiliates
The following condensed consolidated financial statement information presents information related to Full Truck Alliance Co. Ltd., or the Parent, which is a Cayman holding company, the consolidated affiliates and our subsidiaries as of December 31, 2019, 2020 and 2021 and for 2019, 2020 and 2021. The consolidated affiliates in the following refer to Shanghai Xiwei, Guizhou FTA and Beijing Yunmanman and their respective subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure.”
The following tables presents the condensed consolidated schedule of results of operation data for the periods indicated.

	For the Years Ended December 31,
	2019					2020
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Freight Matching Services	—	1,769,756	—	—	1,769,756	—	1,947,016	—	—	1,947,016
Freight brokerage	—	1,292,496	—	—	1,292,496	—	1,365,207	—	—	1,365,207
Freight listings	—	477,260	—	—	477,260	—	538,665	—	—	538,665
Transaction commission	—	—	—	—	—	—	43,144	—	—	43,144
Value-added services	—	701,953	134,022	(132,670)	703,305	—	606,519	205,693	(178,408)	633,804
Credit solutions	—	484,904	—	—	484,904	—	472,841	—	—	472,841
Other value-added services	—	217,049	134,022	(132,670)	218,401	—	133,678	205,693	(178,408)	160,963
Net Revenues	—	2,471,709	134,022	(132,670)	2,473,061	—	2,553,535	205,693	(178,408)	2,580,820
Operating expenses:
Cost of revenues	—	(1,391,409)	(5,964)	7,509	(1,389,864)	(7,842)	(1,278,717)	(39,557)	10,099	(1,316,017)
Sales and marketing expenses	—	(196,737)	(206,380)	—	(403,117)	(94,640)	(267,003)	(125,525)	32,825	(454,343)
General and administrative expenses	(712,108)	(364,093)	(238,383)	125,161	(1,189,423)	(3,583,893)	(293,715)	(75,580)	14,623	(3,938,565)
Research and development expenses	—	(392,292)	(4,400)	—	(396,692)	(42,680)	(387,287)	(103,126)	119,724	(413,369)
Provision for loans receivable	—	(127,790)	—	—	(127,790)	—	(91,688)	(2,472)	—	(94,160)
Total operating expenses	(712,108)	(2,472,321)	(455,127)	132,670	(3,506,886)	(3,729,055)	(2,318,410)	(346,260)	177,271	(6,216,454)
Other operating income	—	13,223	—	—	13,223	—	19,193	1,838	—	21,031
(Loss) income from operations	(712,108)	12,611	(321,105)	—	(1,020,602)	(3,729,055)	254,318	(138,729)	(1,137)	(3,614,603)
Other (expense) income
Interest income	176,925	50,769	57,952	(56,336)	229,310	93,897	56,880	92,347	(33,292)	209,832
Interest expenses	—	(93,932)	(2,400)	56,336	(39,996)	—	(43,488)	(169)	35,290	(8,367)
Foreign exchange loss	—	(4,125)	(2)	(283)	(4,410)	—	(7,383)	(13,893)	—	(21,276)
Investment income	—	—	—	—	—	—	3,321	—	—	3,321
Unrealized gains from fair value changes of trading securities and derivative assets	—	—	—	—	—	—	11,798	6,342	—	18,140
Other (expenses) income, net	—	(9,757)	1,172	—	(8,585)	—	(7,356)	1,797	—	(5,559)

	For the Years Ended December 31,
	2019					2020
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Impairment loss	—	(697,590)	(12,741)	—	(710,331)	—	(22,030)	—	—	(22,030)
Share of loss in equity method investees	(1,444)	(285)	—	—	(1,729)	(10,975)	(79)	—	—	(11,054)
Total other income (loss)	175,481	(754,920)	43,981	(283)	(535,741)	82,922	(8,337)	86,424	1,998	163,007
Net (loss) income before income tax	(536,627)	(742,309)	(277,124)	(283)	(1,556,343)	(3,646,133)	245,981	(52,305)	861	(3,451,596)
Income tax benefits (expense)	—	12,477	2,199	—	14,676	—	(22,032)	(7,854)	10,550	(19,336)
Equity in (loss) gains of subsidiaries, and consolidated affiliates	(987,023)	—	—	987,023	—	175,661	—	—	(175,661)	—
Net (loss) income from continuing operations	(1,523,650)	(729,832)	(274,925)	986,740	(1,541,667)	(3,470,472)	223,949	(60,159)	(164,250)	(3,470,932)
Net (loss) income from discontinued operations, net of tax	—	(2)	18,012	—	18,010	—	—	452	—	452
Net (loss) income	(1,523,650)	(729,834)	(256,913)	986,740	(1,523,657)	(3,470,472)	223,949	(59,707)	(164,250)	(3,470,480)
Less: Net loss attributable to noncontrolling interest	—	(7)	—	—	(7)	—	(8)	—	—	(8)
Net (loss) income attributable to Full Truck Alliance Co. Ltd.	(1,523,650)	(729,827)	(256,913)	986,740	(1,523,650)	(3,470,472)	223,957	(59,707)	(164,250)	(3,470,472)
Deemed Dividend	—	—	—	—	—	(120,086)	—	—	—	(120,086)
Net (loss) income attributable to ordinary shareholders	(1,523,650)	(729,827)	(256,913)	986,740	(1,523,650)	(3,590,558)	223,957	(59,707)	(164,250)	(3,590,558)

	For the Year Ended December 31, 2021
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Freight Matching Services	—	—	3,946,882	619,352	—	—	—	—	3,946,882	619,352
Freight brokerage	—	—	2,497,779	391,956	—	—	—	—	2,497,779	391,956
Freight listings	—	—	753,031	118,167	—	—	—	—	753,031	118,167
Transaction commission	—	—	696,072	109,229	—	—	—	—	696,072	109,229
Value-added services	—	—	1,141,867	179,184	1,056,488	165,786	(1,488,218)	(233,534)	710,137	111,436
Credit solutions	—	—	517,776	81,251	2,310	362	—	—	520,086	81,613
Other value-added services	—	—	624,091	97,933	1,054,178	165,424	(1,488,218)	(233,534)	190,051	29,823
Net Revenues	—	—	5,088,749	798,536	1,056,488	165,786	(1,488,218)	(233,534)	4,657,019	730,788
Operating expenses:
Cost of revenues	(3,740)	(587)	(2,949,238)	(462,800)	(39,434)	(6,188)	452,414	70,994	(2,539,998)	(398,581)
Sales and marketing expenses	(56,973)	(8,940)	(495,510)	(77,756)	(309,066)	(48,500)	24,248	3,805	(837,301)	(131,391)
General and administrative expenses	(3,849,809)	(604,119)	(821,435)	(128,901)	(150,883)	(23,677)	550,975	86,460	(4,271,152)	(670,237)
Research and development expenses	(48,777)	(7,654)	(829,404)	(130,152)	(304,249)	(47,743)	452,762	71,048	(729,668)	(114,501)
Provision for loans receivable	—	—	(31,780)	(4,987)	(65,878)	(10,338)	—	—	(97,658)	(15,325)
Total operating expenses	(3,959,299)	(621,300)	(5,127,367)	(804,596)	(869,510)	(136,446)	1,480,399	232,307	(8,475,777)	(1,330,035)
Other operating income	—	—	16,905	2,653	5,910	927	—	—	22,815	3,580
(Loss) income from operations	(3,959,299)	(621,300)	(21,713)	(3,407)	192,888	30,267	(7,819)	(1,227)	(3,795,943)	(595,667)
Other (expense) income
Interest income	153,749	24,127	49,713	7,801	42,497	6,668	(11,308)	(1,774)	234,651	36,822
Interest expenses	—	—	(11,788)	(1,850)	(237)	(37)	11,985	1,881	(40)	(6)
Foreign exchange loss	(2,917)	(458)	(661)	(104)	(11,890)	(1,866)	—	—	(15,468)	(2,428)
Investment (loss) income	(379)	(59)	647	102	28,049	4,401	—	—	28,317	4,444
Unrealized gains from fair value changes of trading securities and derivative assets	18,333	2,877	—	—	5,634	884	—	—	23,967	3,761
Other income (expenses) income, net	2,277	357	11,305	1,774	(6,515)	(1,022)	—	—	7,067	1,109
Impairment loss	(43,708)	(6,859)	(66,953)	(10,506)	(906)	(142)	—	—	(111,567)	(17,507)
Share of loss in equity method investees	(5,696)	(894)	(4,613)	(724)	(1,012)	(159)	—	—	(11,321)	(1,777)
Total other income (loss)	121,659	19,091	(22,350)	(3,507)	55,620	8,727	677	107	155,606	24,418
Net (loss) income before income tax	(3,837,640)	(602,209)	(44,063)	(6,914)	248,508	38,994	(7,142)	(1,120)	(3,640,337)	(571,249)
Income tax (expense) benefits	(14,090)	(2,211)	(7,956)	(1,248)	7,855	1,232	—	—	(14,191)	(2,227)
Equity in gain (loss) of subsidiaries and consolidated affiliates	197,282	30,957	—	—	—	—	(197,282)	(30,957)	—	—
Net (loss) income from continuing operations	(3,654,448)	(573,463)	(52,019)	(8,162)	256,363	40,226	(204,424)	(32,077)	(3,654,528)	(573,476)
Net income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net (loss) income	(3,654,448)	(573,463)	(52,019)	(8,162)	256,363	40,226	(204,424)	(32,077)	(3,654,528)	(573,476)
Less: Net loss attributable to noncontrolling interest	—	—	(80)	(13)	—	—	—	—	(80)	(13)
Net (loss) income attributable to Full Truck Alliance Co. Ltd.	(3,654,448)	(573,463)	(51,939)	(8,149)	256,363	40,226	(204,424)	(32,077)	(3,654,448)	(573,463)
Deemed Dividend	(518,432)	(81,353)	—	—	—	—	—	—	(518,432)	(81,353)
Net (loss) income attributable to ordinary shareholders	(4,172,880)	(654,816)	(51,939)	(8,149)	256,363	40,226	(204,424)	(32,077)	(4,172,880)	(654,816)

The following tables presents the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31,
	2019					2020
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cash and cash equivalents	693,676	2,726,157	563,888	—	3,983,721	7,025,967	2,226,218	808,206	—	10,060,391
Restricted cash–current	—	95,922	—	—	95,922	—	84,076	2,201	—	86,277
Short-term investments	4,358,361	—	1,953,336	—	6,311,697	6,270,302	238,000	2,222,893	—	8,731,195
Accounts receivable, net	—	25,204	539	—	25,743	—	33,751	978	—	34,729
Amounts due from related parties	49,359	1,130	—	—	50,489	—	—	—	—	—
Loans receivable, net	—	1,478,742	9,353	—	1,488,095	—	1,312,283	1,674	—	1,313,957
Prepayments and other current assets	36,488	418,884	90,316	—	545,688	13,762	421,371	21,669	—	456,802
Intercompany receivables	—	257,150	319,649	(576,799)	—	—	92,413	250,069	(342,482)	—
Total current assets	5,137,884	5,003,189	2,937,081	(576,799)	12,501,355	13,310,031	4,408,112	3,307,690	(342,482)	20,683,351
Restricted cash–non-current	—	—	—	—	—	—	13,500	—	—	13,500
Property and equipment, net	—	49,031	2,327	—	51,358	—	36,922	2,062	—	38,984
Investment in and amount due from subsidiaries, and consolidated affiliates	9,006,518	—	—	(9,006,518)	—	9,675,404	—	—	(9,675,404)	—
Investments in equity investees	533,647	396,706	54,906	—	985,259	522,672	297,628	54,905	—	875,205
Intangible assets, net	—	14,632	493,725	—	508,357	—	15,275	476,004	—	491,279
Goodwill	—	—	2,780,190	—	2,780,190	—	—	2,865,071	—	2,865,071
Deferred tax assets	—	17,009	—	—	17,009	—	18,966	—	—	18,966
Other non-current assets	—	114,875	—	—	114,875	—	147,000	—	—	147,000
Intercompany receivables	—	—	5,101,216	(5,101,216)	—	—	—	5,692,605	(5,692,605)	—
Total non-current assets	9,540,165	592,253	8,432,364	(14,107,734)	4,457,048	10,198,076	529,291	9,090,647	(15,368,009)	4,450,005
Total assets	14,678,049	5,595,442	11,369,445	(14,684,533)	16,958,403	23,508,107	4,937,403	12,398,337	(15,710,491)	25,133,356
Short-term loans	—	500,000	—	—	500,000	—	—	—	—	—

	As of December 31,
	2019					2020
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Accounts payable	—	17,588	392	—	17,980	—	23,839	—	—	23,839
Amounts due to related parties	96,465	15,000	—	—	111,465	172,779	—	—	—	172,779
Payable to investors of the consolidated trusts	—	420,100	—	—	420,100	—	31,400	—	—	31,400
Prepaid for freight listing fees and other service fees	—	198,898	62,848	—	261,746	—	319,156	768	—	319,924
Income tax payable	—	4,525	5,935	—	10,460	—	23,554	2,370	—	25,924
Other tax payable	—	439,690	745	—	440,435	—	446,610	229	—	446,839
Accrued expenses and other current liabilities	28,316	461,782	29,088	—	519,186	283,524	620,828	37,290	—	941,642
Intercompany payables	—	314,317	2,039,967	(2,354,284)	—	—	250,069	483,907	(733,976)	—
Total current liabilities	124,781	2,371,900	2,138,975	(2,354,284)	2,281,372	456,303	1,715,456	524,564	(733,976)	1,962,347
Deferred tax liabilities	—	—	123,333	—	123,333	—	—	118,783	—	118,783
Total non-current liabilities	—	—	123,333	—	123,333	—	—	118,783	—	118,783
Total liabilities	124,781	2,371,900	2,262,308	(2,354,284)	2,404,705	456,303	1,715,456	643,347	(733,976)	2,081,130

	As of December 31, 2021
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Cash and cash equivalents	1,032,540	162,028	2,948,946	462,754	302,805	47,517	—	—	4,284,291	672,299
Restricted cash–current	—	—	63,294	9,932	2,528	397	—	—	65,822	10,329
Short-term investments	17,866,528	2,803,648	550,000	86,307	3,218,114	504,992	—	—	21,634,642	3,394,947
Accounts receivable, net	—	—	28,734	4,509	405	64	—	—	29,139	4,573
Amounts due from related parties	—	—	7,075	1,110	—	—	—	—	7,075	1,110
Loans receivable, net	—	—	1,774,038	278,386	3,629	569	—	—	1,777,667	278,955
Prepayments and other current assets	113,595	17,826	849,323	133,276	136,689	21,448	—	—	1,099,607	172,550
Intercompany receivables	—	—	526,865	82,676	681,611	106,960	(1,208,476)	(189,636)	—	—
Total current assets	19,012,663	2,983,502	6,748,275	1,058,950	4,345,781	681,947	(1,208,476)	(189,636)	28,898,243	4,534,763
Restricted cash–non-current	—	—	13,500	2,118	—	—	—	—	13,500	2,118
Property and equipment, net	—	—	100,931	15,838	1,227	193	—	—	102,158	16,031
Investment in and amount due from subsidiaries, and consolidated affiliates	11,885,179	1,865,044	—	—	—	—	(11,885,179)	(1,865,044)	—	—
Investments in equity investees	1,007,361	158,077	670,110	105,155	880	138	—	—	1,678,351	263,370
Intangible assets, net	—	—	119,298	18,720	437,718	68,688	—	—	557,016	87,408
Goodwill	—	—	283,256	44,449	2,841,572	445,905	—	—	3,124,828	490,354
Deferred tax assets	—	—	20,492	3,216	—	—	—	—	20,492	3,216
Other non-current assets	—	—	3,836	602	11	2	—	—	3,847	604
Intercompany receivables	—	—	—	—	7,533,695	1,182,201	(7,533,695)	(1,182,201)	—	—
Total non-current assets	12,892,540	2,023,121	1,211,423	190,098	10,815,103	1,697,127	(19,418,874)	(3,047,245)	5,500,192	863,101
Total assets	31,905,203	5,006,623	7,959,698	1,249,048	15,160,884	2,379,074	(20,627,350)	(3,236,881)	34,398,435	5,397,864
Short-term loans	—	—	9,000	1,412	—	—	—	—	9,000	1,412
Accounts payable	42	7	29,077	4,563	262	41	—	—	29,381	4,611
Amounts due to related parties	179,859	28,224	—	—	—	—	—	—	179,859	28,224
Payable to investors of the consolidated trusts	—	—	—	—	—	—	—	—	—	—
Prepaid for freight listing fees and other service fees	—	—	383,153	60,125	83	13	—	—	383,236	60,138
Income tax payable	9,084	1,425	21,573	3,386	881	138	—	—	31,538	4,949
Other tax payable	250,008	39,232	566,479	88,893	78,105	12,256	—	—	894,592	140,381
Accrued expenses and other current liabilities	10,765	1,690	1,045,484	164,059	149,930	23,527	—	—	1,206,179	189,276
Intercompany payables	—	—	681,525	106,946	859,272	134,839	(1,540,797)	(241,785)	—	—
Total current liabilities	449,758	70,578	2,736,291	429,384	1,088,533	170,814	(1,540,797)	(241,785)	2,733,785	428,991
Deferred tax liabilities	—	—	26,415	4,145	109,349	17,159	—	—	135,764	21,304
Total non-current liabilities	—	—	26,415	4,145	109,349	17,159	—	—	135,764	21,304
Total liabilities	449,758	70,578	2,762,706	433,529	1,197,882	187,973	(1,540,797)	(241,785)	2,869,549	450,295

The following tables presents the condensed consolidated schedule of cash flow data for the periods indicated.

	For the Years Ended December 31,
	2019					2020
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash (used in) provided by operating activities	(50,031)	(466,864)	(367,969)	(39,101)	(923,965)	(12,505)	551,586	(195,362)	231,023	574,742
Net cash (used in) provided by investing activities	(1,513,540)	(122,872)	(2,127,625)	372,838	(3,391,199)	(2,593,765)	(72,390)	(429,184)	404,444	(2,690,895)
Net cash provided by (used in) financing activities	1,287,535	686,725	52,702	(333,737)	1,693,225	9,213,148	(977,481)	724,248	(635,467)	8,324,448

	For the Year Ended December 31, 2021
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(187,969)	(29,496)	(286,501)	(44,958)	263,051	41,278	—	—	(211,419)	(33,176)
Net cash used in investing activities	(14,562,068)	(2,285,106)	(815,721)	(128,004)	(2,864,575)	(449,515)	3,843,391	603,112	(14,398,973)	(2,259,513)
Net cash provided by financing activities	8,859,414	1,390,235	1,804,168	283,113	2,081,323	326,606	(3,843,391)	(603,112)	8,901,514	1,396,842

A.	[Reserved]

B.	Capitalization and Indebtedness
Not required.

C.	Reasons for the Offer and Use of Proceeds
Not required.

D.	Risk Factors
Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings:
Risks Relating to Our Business and Industry
Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•
The Group’s historical financial and operating performance may not be indicative of its future prospects and results of operations due to the limited operating history of some of the Group’s business lines, evolving business model and changing market;

•	The Group’s operations have grown substantially since inception. We may not be able to effectively manage the Group’s growth, control the Group’s expenses or implement the Group’s business strategies;

•	The Group’s business may be affected by fluctuations in China’s road transportation market;

•
If we are unable to attract or maintain a critical mass of shippers and truckers in a cost-effective manner, whether as a result of competition or other factors, the FTA platform will become less appealing to shippers and truckers, and the Group’s financial results would be adversely impacted;

•	The Group is currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect its business, results of operations and financial condition;

•
We may not succeed in continuing to maintain, protect and strengthen the Group’s brands, and any negative publicity about the Group, its business, its management, its ecosystem participants or the road transportation market in general, may materially and adversely affect the Group’s reputation, business, results of operations and growth;

•
If the Group’s solutions and services do not achieve and maintain sufficient market acceptance or provide the expected benefits to ecosystem participants, its financial condition, results of operations and competitive position will be materially and adversely affected;

•
If the Group’s users, other ecosystem participants or their employees engage in, or are subject to, criminal, violent, fraudulent, inappropriate or dangerous activities, the Group’s reputation, business, financial condition, and operating results may be adversely impacted;

•	If we fail to effectively match truckers with shipments and optimize our pricing models, the Group’s business, financial condition and results of operations could be adversely affected;

•	We cannot guarantee that our monetization strategies or the Group’s business initiatives will be successfully implemented or generate sustainable revenues and profit;

•	The Group has incurred, and in the future may continue to incur, net losses; and

•	We may be required to write down goodwill and other identifiable intangible assets.
Risks Relating to Our Corporate Structure
Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•
If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us;

•
We rely on contractual arrangements with the Group VIEs and their shareholders to conduct a substantial part of the Group’s operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business; and

•	The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Risks Relating to Doing Business in China
We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies;

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

•
The audit report included in this annual report filed with the SEC is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection;

•	Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE; and

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on the United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

Risks Relating to Our ADSs
Risks relating to our ADSs, include, but not limited to, the following:

•	The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs;

•	We may fail to meet our publicly announced guidance or other expectations about the Group’s business, which could cause our stock price to decline;

•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Group’s business, the market price for our ADSs and their trading volume could decline; and

•
Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your ADSs for a price greater than that which you paid for them.

Risks Relating to Our Business and Industry
The Group’s historical financial and operating performance may not be indicative of its future prospects and results of operations due to the limited operating history of some of the Group’s business lines, evolving business model and changing market.
The Group started its business in 2011 by providing freight listing service through QQ and WeChat groups. Today, the FTA platform is the world’s largest digital freight platform, according to an industry report commissioned by us and prepared by China Insights Consultancy, or the CIC Report, and the Group facilitated GTV of RMB262.3 billion (US$41.2 billion) in 2021. We have limited experience in certain key aspects of the Group’s business operations, such as freight matching and pricing, offering value-added services, as well as developing and maintaining long-term relationships with a wide range of ecosystem participants. In addition, as the Group only has a limited track record as a combined company after the completion of the business merger between
Yunmanman
and
Huochebang
in 2017, it is difficult to accurately predict the Group’s future revenues and budget for its costs and expenses, and the evaluation of the Group’s business and prediction about its future performance may not be as accurate as they would be if the Group had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our ADSs could decline.
As the Group’s business develops or in response to competition, the Group may continue to introduce new services, make adjustments to its existing services, its business model or its operations in general. For example, the Group began to monetize its online transaction service by collecting commissions from truckers for matching selected types of shipping orders originating from certain cities in China in the third quarter of 2020. We cannot assure you that this new business model will be successful or generate results that meet our expectations, or at all. Any significant change to the Group’s business model or failure to achieve the intended business results may have a material and adverse impact on the Group’s business and results of operations. We also face challenges to successfully develop new platform features and expand the Group’s service offerings to enhance the experience of shippers and truckers. Therefore, it may be difficult to effectively assess the Group’s future prospects. Furthermore, the road transportation and internet service industries in China are undergoing constant change. The laws and regulations governing the road transportation and internet service industries in China are also subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, the Group’s existing solutions and services may not continue to deliver the expected business results.
You should consider the Group’s business and prospects in light of the risks and challenges it encounters or may encounter given the limited operating history of some of the Group’s business lines, as well as its evolving business model and changes in the market in which the Group operates. These risks and challenges include the Group’s ability to, among other things:

•	continue to maintain, protect and strengthen the Group’s brands and reputation;

•	attract or maintain a critical mass of shippers and truckers;

•	continue to provide superior experience to shippers and truckers;

•	keep up with the technological developments and implementation of advanced technologies;

•	effectively match truckers with shipments and optimize the related pricing models;

•	capture monetization opportunities on the FTA platform;

•	comply with complex and evolving laws and regulations;

•	maintain and expand cooperative relationships or strategic partnerships with other ecosystem participants;

•	improve the Group’s operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing and research and development personnel to support the Group’s business growth;

•	navigate economic conditions and fluctuations;

•	implement the Group’s business strategies, including the offering of new services; and

•	comply with evolving laws, rules, policies, guidelines and regulatory requirements and resolve legal actions and regulatory actions.
The Group’s operations have grown substantially since inception. We may not be able to effectively manage the Group’s growth, control the Group’s expenses or implement the Group’s business strategies.
The Group’s operations have grown substantially since inception, which placed significant strain on our management and resources. There can be no assurance that the Group’s level of revenue growth will be sustainable or achieved at all in the future. We believe that the Group’s growth and expansion will depend on its ability to attract and retain shippers and truckers on the FTA platform, to increase engagement and transaction activities of users on the FTA platform, monetize the Group’s services, and leverage its scale of business to manage operating costs and expenses. There can be no assurance that the Group will achieve any of the above.
To manage the Group’s growth and expansion, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, including improving the Group’s technology infrastructure as well as internal management systems. Expanding into new businesses and developing and adopting new technologies will require the Group to incur additional labor-related costs, such as compensation, benefit costs and office rental expenses. We may also need to further expand, train, manage and motivate the Group’s workforce and manage its relationships with ecosystem participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. The Group’s further expansion may divert its management, operational or technological resources from the Group’s existing business operations. In addition, the Group’s expansion may require it to adjust its existing offerings or enter into new market segments, and we may have difficulty in satisfying market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain the Group’s growth rate or implement its future business strategies effectively, and failure to do so may materially and adversely affect its business, financial condition, results of operations and future prospects.
The Group’s business may be affected by fluctuations in China’s road transportation market.
We are sensitive to changes in overall economic conditions that impact cargo volumes and truck capacity. China’s road transportation market historically has experienced cyclical fluctuations due to economic slowdowns, downturns in business cycles of shippers, volatility in energy price, pandemic, electricity rationing measures, shortages of raw materials, rising commodity prices and other economic factors beyond our control. Deterioration in the economic environment would subject the Group’s business to various risks, including the following that may have a material and adverse impact on the Group’s operating results and cause it not to achieve growth or profitability:

•
a reduction in overall cargo volumes reduces the Group’s revenue and opportunities for growth; in addition, a decline in the volume of cargo shipped due to a downturn in shippers’ business cycles or other factors generally results in decreases in order pricing, as truckers compete for shipping orders to maintain truck productivity, which will affect the Group’s monetization opportunities;

•	a number of truckers may go out of business and the Group may be unable to have sufficient truckers to meet shippers’ demand when the market recovers; and

•
the Group may not be able to appropriately adjust its expenses to changing platform activities. In periods of rapid change, it is more difficult to match the Group’s staffing levels to its business needs. In addition, the Group has other expenses that are fixed for a period of time, and it may not be able to adequately adjust them in a period of rapid change in platform activities.

Furthermore, China’s road transportation market may experience changes as a result of new technologies. For example, new energy vehicles may become prevalent in the future, which could change the supply structure of heavy-duty trucks and potentially reshape the competitive landscape. Similarly, the development of autonomous driving technologies may affect the vehicle and labor costs of the road transportation market, which may change the market landscape. If the Group were unable to adapt to changes in China’s road transportation market, its business, results of operations and financial condition would be materially and adversely affected.
If we are unable to attract or maintain a critical mass of shippers and truckers in a cost-effective manner, whether as a result of competition or other factors, the FTA platform will become less appealing to shippers and truckers, and the Group’s financial results would be adversely impacted.
The Group’s success significantly depends on its ability to maintain and increase the scale of its network by attracting additional shippers and truckers to the FTA platform in a cost-effective manner. If shippers choose not to use the FTA platform, the Group may lack sufficient opportunities for truckers to find shipments, which may reduce the perceived utility of the FTA platform. Similarly, if truckers choose not to offer their services through the FTA platform, the Group may lack a sufficient supply of truckers to attract shippers to the FTA platform. An insufficient supply of shippers or truckers would adversely affect the Group’s revenue and financial results. Although we may benefit from having larger network of shippers and truckers than our competitors, the network effects of the FTA platform may not result in sufficient competitive advantages or may be overcome by our competitors. Maintaining a balance between shipper demand and trucker supply for any given route at any given time and the Group’s ability to execute operationally may be more important to service quality than the absolute size of the network. If the Group’s service quality diminishes or our competitors’ services achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish the Group’s network effects. Additionally, if we fail to cater to the needs and preferences of shippers and truckers, control the Group’s costs in doing so or fail to deliver superior user experience, we may not be able to attract additional shippers and truckers in a cost-effective manner, and the Group’s business, financial condition and results of operations may be materially and adversely affected.
Transaction activities on the FTA platform may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of the FTA platform, the price of shipping orders, dissatisfaction with the quality of service provided by the truckers on the FTA platform, quality of platform user support, negative publicity related to the Group’s brands, including as a result of safety incidents, dissatisfaction with the Group’s services and offerings in general or regulatory restrictions on its services. If the Group fails to provide high-quality support, or introduce new or upgraded service offerings, or features that truckers, shippers, as well as ecosystem participants recognize as valuable or if the Group cannot otherwise attract and retain a large number of shippers and truckers, the Group’s GTV and revenue would decline, and its business would suffer. In addition, new features and functions on the FTA platform that may be received positively by one category of users may be viewed as negative to another category of users. For example, some truckers may be dissatisfied with the “tap and go” feature, which allows a shipper to post shipping order with a fixed price and is intended to replace price negotiation and streamline the transaction process between shippers and truckers, because such feature may result in lower prices for certain transactions. Furthermore, although we aim to increase truckers’ truck utilization, earnings potential, as well as profitability through smarter and more efficient freight matching, some truckers may view the increased efficiency in overall freight price discovery and negotiation on the FTA platform as a negative to their gross earnings. Dissatisfied truckers may lodge complaints with regulators, which, regardless of their veracity, may result in possibly heightened attention from regulators, the public and the media. In addition, we may introduce additional new features and functions, including pricing mechanisms to automate and minimize negotiations and improve the overall transaction efficiency on the FTA platform. We are committed to protecting interests of all of the FTA platform users and adjusting features and functions on the FTA platform based on user feedbacks. However, we cannot assure you that we will not experience user dissatisfaction or receive negative reactions from platform users. Any complaints and negative comments resulting from user dissatisfaction may cause government inquiries or substantial harm to the Group’s brand, reputation and operations.
Shippers and truckers on the FTA platform may engage in unethical or fraudulent behaviors that harm the interests of their counterparties. For example, shippers may misrepresent cargo information or refuse to pay shipping fees to truckers; and truckers may raise shipping fees after picking up cargos. We have implemented rules that are designed to protect the interests of shippers and truckers on the FTA platform and promote honest dealings, but there can be no assurance as to the effectiveness of such rules. Shippers and truckers may feel dissatisfied towards the FTA platform due to the unethical behaviors of other ecosystem participants. Any decline in the number of shippers or truckers using the FTA platform or their activity level on the FTA platform would reduce the value of the Group’s network and would harm its future operating results.
The Group is currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect its business, results of operations and financial condition.
In April 2020, the Cyberspace Administration of China, or CAC, and eleven other regulatory authorities of the PRC jointly promulgated the Rules on Cybersecurity Review. Pursuant to the Rules on Cybersecurity Review, if an operator of critical information infrastructure purchases internet products and services that implicate or may implicate national security, such operator should be subject to cybersecurity review by the Cybersecurity Review Office of the CAC, or CRO. Due to the lack of further interpretations, the exact scope of “operator of critical information infrastructure” under the Rules on Cybersecurity Review remains unclear.
The CRO announced the initiation of a cybersecurity review of the
Yunmanman
apps and
Huochebang
apps on July 5, 2021. During the cybersecurity review, the
Yunmanman
and
Huochebang
apps are required to suspend new user registration. The cybersecurity review remains ongoing as of the date of this annual report. While the

Group has been fully cooperating with the CRO to facilitate its review process, we cannot predict when the review will be completed, what the CRO’s findings will be upon the completion of the review, or what penalties may be imposed on the Group. We cannot assure you that the Group will not be found to have non-compliances
or other violations of applicable PRC laws and regulations or will not be penalized upon completion of the review. Furthermore, if the Group were found to be in violation of applicable laws and regulations of the PRC during such review, the Group could be subject to administrative penalties, such as warnings, fines, service suspension, removal of the Group’s apps from the relevant app stores, revocation of relevant business permits or licenses, or penalties of other nature that may cause material adverse impact on us. As a result, the Group’s business, results of operations and financial condition would be materially and adversely affected.
On July 10, 2021, the CAC and other related authorities released the draft amendment to the Rules on Cybersecurity Review for public comments through July 25, 2021. On December 28, 2021, the CAC and certain other government authorities promulgated the Revised Cybersecurity Review Measures that replaced the last version and took effect from February 15, 2022, pursuant to which, online platform operator holding over one million users’ information must apply for a cybersecurity review before listing abroad, and operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security must apply for a cybersecurity review, furthermore, the competent government authorities may also initiate a cybersecurity review against the relevant operators where the authorities believe that the network product or service or data processing activities affect or may affect national security. However, the scope of potential operators of “critical information infrastructure” remains unclear and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators, pursuant to the Regulations on Security Protection of Critical Information Infrastructure. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear and subject to the regulatory interpretation. It is uncertain how the Revised Cybersecurity Review Measures will be interpreted or implemented, and whether and how they will affect us. On November 14, 2021, the CAC published the Administrative Measures for Internet Data Security (Draft for Comments), which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC has solicited comments on this draft until December 13, 2021, but there is no definite timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such measures.
We may not succeed in continuing to maintain, protect and strengthen the Group’s brands, and any negative publicity about the Group, its business, its management, its ecosystem participants or the road transportation market in general, may materially and adversely affect the Group’s reputation, business, results of operations and growth.
Enhancing the recognition and reputation of the Group’s brands is critical to its business and competitiveness. Factors that are vital to this objective include but are not limited to the Group’s ability to:

•	maintain the quality and reliability of services offered on the FTA platform;

•	maintain and develop relationships with shippers, truckers, and other ecosystem participants;

•	provide prospective and existing shippers and truckers with superior experiences;

•	effectively manage and resolve user complaints; and

•	effectively protect personal information and privacy of, and any sensitive data received from shippers and truckers.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of the Group, including but not limited to its management, business, regulatory compliance, financial condition or prospects, whether with merit or not, could severely hurt the Group’s reputation and harm its business and results of operations.
As the road transportation market in China is under constant development and the regulatory framework for this market is subject to changes and developments, negative publicity about this industry may arise from time to time. Negative publicity about the road transportation market in general may also have a negative impact on the Group’s reputation, regardless of whether we have engaged in any inappropriate activities. Any actual or perceived failure of other digital freight platforms to detect or prevent illegal activities or provide high-quality services could compromise the Group’s image, undermine the trust and credibility we have established and have a negative impact on the Group’s ability to attract new shippers, truckers and other ecosystem participants. Negative developments in the road transportation market, such as fraudulent or illegal behavior by industry participants, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by us. If any of the foregoing takes place, the Group’s business and results of operations could be materially and adversely affected.
The Group collaborates with various road transportation industry participants in providing its solutions and services. Such participants include financial institutions, insurance companies, gas station operators and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the information of shippers and truckers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the Group’s reputation.
If the Group’s solutions and services do not achieve and maintain sufficient market acceptance or provide the expected benefits to ecosystem participants, its financial condition, results of operations and competitive position will be materially and adversely affected.
The Group has incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and truckers. For example, we plan to establish and expand dedicated teams to design and develop user experiences and operations for intra-city and LTL services, respectively, to better serve the unique user needs of these verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup the Group’s investment in developing, acquiring and bringing them to market.
The Group’s existing or new solutions and services and changes to the FTA platform could fail to maintain or achieve sufficient market acceptance for many reasons, including but not limited to:

•	our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

•
ecosystem participants may not like, find useful or agree with the functions and features of the Group’s solutions and/or services, fees charged for the Group’s solutions and/or services, or any changes we make;

•	our failure to properly price new solutions and services;

•	negative publicity about the Group’s solutions and services or the FTA platform’s performance or effectiveness;

•	the Group’s failure to satisfy the expectations of the quality or reliability of its solutions and/or services;

•	views taken by regulatory authorities that the Group’s solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing solutions and services by our competitors, particularly in the intra-city and LTL segments.
If the Group’s existing solutions and services do not maintain market acceptance, or its new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to ecosystem participants, the level of user engagement and transaction activities on the FTA platform may decrease and the Group’s market share and profitability may be negatively affected, which could materially and adversely affect its business, financial condition, results of operations and prospects, as well as its reputation and brands. In addition, the Group may incur higher cost and expenses as a result of adjusted or new solutions and services. New solutions and services may also subject the Group to additional regulatory or licensing requirements. Failure by the Group to comply with any such new regulatory or licensing requirements could materially and adversely affect its business and results of operations.
If the Group’s users, other ecosystem participants or their employees engage in, or are subject to, criminal, violent, fraudulent, inappropriate or dangerous activities, the Group’s reputation, business, financial condition, and operating results may be adversely impacted.
We are not able to control or predict the actions of shippers, truckers and other ecosystem participants, either during their use of the FTA platform or otherwise, and we may be unable to protect or provide a safe environment for ecosystem participants and other third parties as a result of certain actions by shippers, truckers and other ecosystem participants. Such actions may result in accidents, injuries, loss of cargo, truck damage, leakage of sensitive personal information, business interruption, or damages to the Group’s financial condition, brands and reputation. The Group’s users may also suffer damages due to false or misleading information posted on the FTA platform. Although the Group administers certain qualification measures for shippers and truckers, including requiring identity information from shippers and truckers in the user registration process, these qualification measures may not provide the Group with all potentially relevant information. Furthermore, if the Group fails to duly verify the requisite qualifications or licenses of shippers, truckers or other ecosystem participants, it may be subject to fines, penalties or other regulatory actions. In addition, as an online platform, the Group does not inspect the cargos that truckers carry, and such cargos may contain unsafe, prohibited or restricted items. The Group also does not independently test truckers’ driving skills. Consequently, the Group expects to continue to receive complaints from shippers, and it may become subject to actual or threatened legal action related to truckers’ conduct.
Due to the large number of transactions on the FTA platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activities involving the FTA platform, or prevent all such activities from occurring. For example, if truckers engage in criminal activities, fraud or misconduct, such as speeding, drowsy driving and other traffic violations, operating beyond licensed scope, or use the FTA platform as a conduit for criminal or fraudulent activities, shippers may not consider the Group’s service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of the Group’s business relationships with such truckers, which would adversely impact the Group’s brands, reputation, and business. On the other hand, if shippers engage in criminal or fraudulent activities or misconduct while using the FTA platform, truckers may be unwilling to continue using the FTA platform. We cannot assure you the Group’s safety measures against potential criminal activities and safety incidents will be effective. If any of these happens, the Group’s ability to attract platform users may be harmed, and its business and financial results could be adversely affected. In such event, claims may also be brought against us for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through the FTA platform, relevant governmental authorities may also intervene and hold the Group liable for non-compliance
with applicable laws and regulations and subject the Group to penalties. Defending or attending to such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect the Group’s business.
Public reporting or disclosure of safety incidents reportedly occurring on or related to the FTA platform, whether generated by us or third parties such as media or regulators, may adversely impact the Group’s business and financial results. Furthermore, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by truckers or shippers while using the FTA platform, or even when shippers or truckers are not actively using the FTA platform. In addition, regulators may decide to hold us liable for incidents caused by shippers or truckers, despite the Group’s status as a platform that facilitates transactions between shippers and truckers. Even if these claims or regulatory proceedings do not result in liability or penalties on the Group, it could incur significant costs in investigating and defending against them or suffer significant reputational damage, which could have a material and adverse effect on the Group’s prospects and future growth, including its ability to attract and retain shippers and truckers.
If we fail to effectively match truckers with shipments and optimize our pricing models, the Group’s business, financial condition and results of operations could be adversely affected.
We offer shippers and truckers a digital freight platform that matches them efficiently. The Group’s ability to attract shippers and truckers to use, and build trust in, the FTA platform is significantly dependent on its ability to match suitable shipping orders to reliable truckers. In order to recommend or present suitable shipping orders to truckers, our matching algorithms compare the labels of cargos with those of the trucker and predict the probability for the trucker to accept each shipping order. If the quantity or quality of data available to us for analysis is unsatisfactory, or if our matching algorithms have deficiencies, our matching may not be effective, resulting in low fulfillment rates on the FTA platform, which in turn would materially and adversely affect the Group’s business, financial condition, results of operations and prospects.
In addition, we apply freight pricing models in our “tap and go” feature for shippers and, in certain circumstances, commission-charging for online transaction service. Our system generates a recommended price based on the prices of historical comparable shipping orders for shippers to determine the actual price for their shipping orders. In addition, in certain circumstances, such as when the order prices are not available to us, the Group’s commissions for online transaction service are based on fair market prices estimated by our freight pricing models. The pricing methodology depends on the availability of comparable historical transaction data. If our freight pricing models are flawed or ineffective or the data we accumulate are incorrect or incomplete, our price recommendation or estimate could be adversely affected. Shippers may not use our “tap and go” feature if our price recommendation fails to serve as a meaningful reference. With respect to the Group’s commissions for online transaction service, underestimation of the fair market price would reduce the amount of commissions paid by truckers to us, and overestimation of such price would result in trucker dissatisfaction. As a result of such flawed pricing, the Group’s business, brands, reputation, results of operations and financial condition may be materially and adversely affected.
We cannot guarantee that our monetization strategies or the Group’s business initiatives will be successfully implemented or generate sustainable revenues and profit.
We are at an early stage of monetizing the FTA platform services and our monetization model is evolving. Historically, the Group’s revenue from its digital freight platform primarily consisted of membership fees from shippers and service fees from shippers for freight brokerage service, and the Group also generated revenue from various value-added services. We cannot assure you that we can successfully implement the Group’s existing business model to generate sustainable revenue. In addition, the Group started to monetize the online transaction service in the third quarter of 2020. Currently, for selected types of shipping orders originating from certain cities in China, the consolidated affiliates collect commissions from truckers for shipping transactions matched through the online transaction service. We cannot assure you that the Group will be able to successfully monetize its online transaction service or generate results that meet our expectations, or at all. If the Group’s existing business model fails to maintain market acceptance or we fail to develop or implement new monetization strategies, we may not be able to maintain or increase the Group’s revenue or effectively manage any associated costs. In addition, we are exploring and will continue to explore new business initiatives that we believe are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and lowering its margins and profit, and this effect may be significant in the short term and potentially over longer periods.

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to establish and expand dedicated teams to design and develop user experiences and operations for intra-city and LTL services to better serve the unique user needs of these verticals. The Group’s services in these segments may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and truckers or other ecosystem participants, as the case may be, we may fail to diversify the Group’s revenue streams or generate sufficient revenues to justify its investments and costs, and its business and operating results may suffer as a result.
The Group has incurred, and in the future may continue to incur, net losses.
The Group has incurred significant losses in the past. It incurred net loss of RMB1,523.7 million, RMB3,470.5 million and RMB3,654.5 million (US$573.5 million) in 2019, 2020 and 2021, respectively. We will need to generate and sustain increased revenue levels and effectively manage expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. We focus on the long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and truckers, enhance their user experience, and expand the capabilities and scope of the FTA platform. We believe these efforts are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and/or increasing its net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove more expensive than we anticipate, and we may not succeed in increasing the Group’s revenue sufficiently to offset these expenses. For example, we may aggressively expand the Group’s market share in intra-city and LTL verticals, and we may incur substantial costs in connection with such efforts. In addition, as part of the Group’s future growth strategy, we may decide to lower the Group’s service fee for freight brokerage service to serve more shippers and drive their engagement, which would result in lower revenue from freight brokerage service in the near term. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. The Group’s strategic investments and acquisitions may also adversely affect its results of operations. For example, our investment in PlusAI Corp, or Plus, may have the effect of increasing the Group’s net losses in the future. Plus is a developer of automated driving systems for trucks, and it has incurred significant losses and may not become profitable in the near future or at all. As such, we may not be able to achieve, maintain or increase profitability in the future.
We face risks associated with the cargo transported using the freight brokerage service and vicarious liability for vehicles registered with the Group.
The consolidated affiliates handle a large volume of cargos through the freight brokerage service, and face challenges with respect to the safety of these cargos. Cargos may be stolen, damaged or lost for various reasons, and the consolidated affiliates may be perceived or found liable for such incidents. Although the consolidated affiliates only assume liability for cargo damages up to RMB20,000 per shipment under their shipping agreements, we may need to expend resources on responding to and defending against claims arising out of these incidents. Furthermore, there can be no assurance that the consolidated affiliates will be able to limit our liability to RMB20,000 per shipment in every instance. In addition, the consolidated affiliates do not inspect cargos for unsafe, prohibited or restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other cargos, injure recipients, harm truckers, damage properties or cause serious accidents. Furthermore, if truckers on the FTA platform transport and deliver prohibited or restricted items, the consolidated affiliates may be subject to administrative or criminal penalties, and if any personal injury or property damage takes place, the consolidated affiliates may be subject to civil liabilities.
Historically, we allowed a number of truckers to register their vehicles with our transportation companies to satisfy their compliance and financing needs in connection with our legacy financial leasing business. Although we have ceased offering financial leases and stopped registering new vehicles, our transportation companies may continue to face vicarious liability for traffic accidents, deaths, injuries, cargo damage or other incidents that are caused by vehicles registered with us. The Group’s auto insurance and general liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all potential liabilities. These incidents may also subject us to negative publicity, which could adversely affect the Group’s business, operating results, and future prospects.
The
COVID-19
outbreak has adversely affected, and may continue to adversely affect the Group’s results of operations.
In an effort to halt the
COVID-19
outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses during certain periods since January 2020, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the
COVID-19
outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. While the Group has resumed normal business operations, it experienced certain disruptions in its operations as a result of the government imposed suspensions due to the
COVID-19
outbreak in China. A substantial number of the Group’s offices were closed for certain periods in February and March of 2020. The Group’s offices in Nanjing were also closed for certain days in July and August 2021. In addition, the
COVID-19
outbreak materially and adversely affected shippers’ operations, resulting in major declines in shipper demand and transaction activities on the FTA platform in the first quarter of 2020. During the same period, we also experienced significant declines in trucker supply due to quarantines and travel restrictions imposed on truckers, as well as certain temporary highway closures in China. The Group’s average monthly GTV was RMB6.4 billion in January and February 2020, declining by 42.2% compared to average monthly GTV in the fourth quarter of 2019. In addition, there have been sporadic new
COVID-19
variant outbreaks in China since July 2021, which resulted in temporary travel restrictions affecting a number of areas covered by the Group’s network. As a result, the Group’s GTV was negatively impacted during the second half of 2021. Since March 2022, major outbreaks of the Omicron variant of COVID-19 have occurred in many parts of China. These outbreaks have resulted in lockdowns, highway closures and other restrictive measures across China, which have severely disrupted the operations of countless shippers and truckers. Unless the Omicron outbreaks are swiftly brought under control, we expect these outbreaks to have a material and adverse effect on the Group’s business and results of operations. For the second quarter of 2022, the Group is likely to experience year-on-year declines in both GTV and fulfilled orders.
Concerns about the pandemic and its potential impact on the Chinese and global economy have created uncertainty about the overall demand for road transportation solutions, which could have negative implications for road transportation market. We are unable to accurately predict the full impact of
COVID-19
on the Group’s business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the geographic scope and duration of the outbreaks, additional restrictive measures that may be taken by governmental authorities, as well as the further impact on the business of shippers, truckers and other ecosystem participants.
If we fail to keep up with the technological developments and implementation of advanced technologies, the Group’s business, results of operations and prospects may be materially and adversely affected.
We apply technologies to serve the Group’s ecosystem participants more efficiently and bring them better user experience. The Group’s success will in part depend on its ability to keep up with the changes in technologies and the continued successful implementation of advanced technology, including AI and data analytics. If we fail to adapt the FTA platform and services to changes in technological developments in an effective and timely manner, the Group’s business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of the Group’s services, which may be disruptive to its business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Hurdles in implementing technological advances may result in the Group’s services becoming less attractive to ecosystem participants, which, in turn, may materially and adversely affect its business, results of operations and prospects.

We are subject to the evolving laws and regulations governing the road transportation, internet service and insurance industries in the PRC. Heightened regulatory scrutiny may lead to frequent regulatory communications, inquiries or investigations that could materially and adversely affect the Group’s business model, results of operations and prospects.
The Group’s business is subject to a variety of laws and regulations in the PRC governing the rapidly evolving road transportation, internet service and insurance industries. The application and interpretation as to certain of these laws and regulations are currently ambiguous and evolving, and may be interpreted and administered inconsistently between the different government authorities and local bureaus.
As of the date of this annual report, we have not been subject to any material fines or other penalties due to any material violations of applicable PRC laws or regulations. However, if the PRC government continues to tighten its regulatory framework for the road transportation and internet service industries in the future, and subject industry participants such as our Company to new or specific requirements, such as licensing requirements, or require us to adjust the Group’s existing business practices, the Group’s business, financial condition and prospects would be materially and adversely affected. In April and May 2021, we, together with several other industry players, were requested to attend certain regulatory guidance meetings and subsequently, furnish materials concerning the Group’s business practices in user (particularly trucker) protection, pricing, competition and other aspects to the relevant regulators for their review. In January 2022, we attended a similar regulatory guidance meeting. Going forward, we may continue to be required to attend similar meetings or become subject to regulatory inquiries or investigations with PRC regulators. There is no guarantee that such regulatory communications would not result in substantial penalties or orders that require us to adjust the Group’s existing business practices in ways that may materially and adversely affect its growth and results of operations. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practices are deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant
activities, and may be exposed to other penalties as determined by the relevant government authorities as well. We may also suffer reputational damages, if the Group or its business partners are deemed to violate any existing or future rules, laws and regulations.
Under PRC laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. If any of the content posted or displayed on the FTA platform is deemed by the PRC government to violate any content restrictions, we could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect the Group’s business, financial condition and results of operations.
In addition, the insurance brokerage business of Guiyang Shan’en Insurance Brokerage Co., Ltd., or Shan’en Insurance, has been and will continue to be subject to regular and ad hoc regulatory inspections and actions by China Banking and Insurance Regulatory Commission, or the CBIRC, and other authorities regarding its compliance with applicable rules and regulations. Following an inspection of Shan’en Insurance from July to September 2021, the local counterpart of CBIRC issued a letter in December 2021 identifying certain non-compliance
incidents regarding the operations of Shan’en Insurance and the rectification actions that Shan’en Insurance was required to take. As of the date of this annual report, Shan’en Insurance has taken the rectification actions as well as measures to enhance internal control, and applied for a follow-up
inspection with the local counterpart of CBIRC. Due to the
non-compliance
incidents identified in the letter, Shan’en Insurance may face fines, restrictions on its business actives or even a revocation of its permit for insurance brokerage business under the applicable laws and regulations. Any such actions or orders against Shan’en Insurance may materially and adversely affect the Group’s business, financial condition and results of operations. The Group may from time to time develop new solutions and services, which may also subject the Group or its business partners to additional regulatory or licensing requirements. Failure by the Group or its business partners to comply with any such new regulatory or licensing requirements could materially and adversely affect the Group’s business and results of operations.

The Group’s business generates, collects, stores and processes a large amount of data, which include sensitive personal information and may include data that may be deemed core data or material data. The improper processing of such data by the Group, its employees or business partners could materially and adversely affect the Group’s reputation, business, results of operations and financial condition.
We face risks inherent in handling and protecting a large amount of data that the Group’s business generates and processes from the significant number of transactions the FTA platform facilitates, and such data include sensitive personal information and may include data that may be deemed core data or material data. In particular, we face a number of challenges relating to data from transactions and other activities on the FTA platform, including:

•	protecting the data in and hosted on the Group’s system, including against attacks on its system by external parties or misbehavior by its employees;

•	addressing concerns related to privacy, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the processing and security of data that include personal information and data that may be deemed core data or material data, including any requests from regulatory and government authorities relating to such data.

In particular, if we fail to secure platform users’ sensitive personal information, such as their addresses and contact information, platform users may be vulnerable to harassments, and their assets may also be put at risk due to data leakages. As a result, we may be held liable for these incidents, and platform users may feel insecure and cease to use the Group’s services. In addition, any system or technological failure or compromise of our technology system that results in unauthorized access to or release of any personal data of platform users or proprietary information of the Group’s business operations could significantly harm the Group’s reputation and/or result in litigation, regulatory investigations and penalties against us.
We are subject to various data privacy and protections laws and regulations in China, including without limitation, the PRC Cybersecurity Law. Under the Cyber Security Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4 Information on the Company.—B. Business Overview—Regulatory Matters—Regulations Related to Internet Security and Privacy Protection” for details. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. Moreover, different regulatory bodies in China, including the MIIT, the CAC, the Ministry of Public Security and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase the Group’s operating cost, as we need to spend time and resources to deal with various inspections for compliance.
While we have adopted a rigorous and comprehensive policy for the collection, processing, storage and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or business partners on the FTA platform. In the past, we received notices from regulatory authorities that identified certain compliance defects in our data privacy and protections practices, requiring us to rectify our data privacy measures, without imposing any penalty on us. We have adopted several remedial measures in response to such notices and submitted our rectification reports to the relevant governmental authorities. Despite the absence of any material cybersecurity breach and our continuous efforts to comply with our internal policies as well as applicable laws and regulations, any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of the Group’s business partners to do so, or any failure or perceived failure of its employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of permits, licenses, suspension of business operations or other penalties or liabilities, which may in turn damage the Group’s reputation, discourage current and potential shippers and truckers from using the Group’s services, and subject us to fines and damages, which could have a material adverse effect on the Group’s business and results of operations.
Furthermore, the PRC regulatory and enforcement regime with regard to data security and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, on August 20, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy protection obligations on entities and individuals which carry out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it might cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On July 30, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which took effect on September 1, 2021. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law provides the basic regulatory regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm
jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. These newly promulgated laws and regulations reflect PRC government’s further attempts to strengthen the legal protection for personal information, the national network security and the security of key information infrastructure.
The functional designs and interactive logics of the Group’s mobile apps may need to be adjusted from time to time in order to comply with the evolving laws, regulations, norms and other applicable regulatory requirements, which could increase the Group’s compliance costs and may adversely affect its mobile apps’ user experience. We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, which may result in additional expenses to the Group and subject us to potential liability and risk of negative publicity. We expect that data security and protection will continue to receive significant public attention and scrutiny from regulators going forward, which could increase the Group’s compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required permits or licenses, and the Group’s reputation and results of operations could be materially and adversely affected.
Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect the Group’s business, financial condition, or operating results.
The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission of the PRC, or the NDRC, and State Administration of Industry and Commerce of the PRC, or the SAIC, respectively. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches to enforce anti-monopoly laws within their respective jurisdictions. The SAMR has imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries.
Significant regulatory uncertainty existed as to whether prior filing of notification of concentration is required for business concentration involving variable interest entities prior to 2020. In November 2020, the Anti-monopoly Bureau of SAMR released the draft Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines, for public comment and in February 2021, adopted the Platform Economy Anti-monopoly Guidelines, which for the first time specified that, any concentration made between the variable interest entities shall be regulated by the Anti-monopoly Law. In addition, the Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of the definition of relevant markets, typical types of cartel activities and abusive behaviors by online platform operators with market dominance, which provide further guidelines for enforcement of anti-monopoly laws against online platform operators. For instance, online platform operators that use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users may be deemed to be abusing dominant market position. Prior to the effectiveness of the Platform Economy Anti-monopoly Guidelines, the SAMR has already fined certain companies that acquired businesses using variable interest entities without obtaining merger control approval or without prior filing of notification of concentration, indicating its increased scrutiny over historical cases of concentration of undertakings involving companies using variable interest entities and heightened enforcement efforts over past failure to file prior notification of concentration of undertakings for such transactions. Since 2020, the SAMR has fined companies that acquired or merged with or cooperated with onshore or offshore entities, including those operated through variable interest entities for failure to file prior notification before conducting the mergers or cooperation transactions. Although we do not believe we were legally required to make a merger control review filing or obtain merger control approval in relation to the historical merger between
Yunmanman
and
Huochebang
in 2017, there can be no assurance that regulators will agree with us, particularly, in light of the enforcement actions since 2020. In addition, as there were few cases where companies using variable interest entities were investigated for failure to make filings in connection with concentration of undertakings prior to 2020, we did not file prior notification of concentration of undertakings for our historical business alliance or joint-investment transactions with our business partners. There can also be no assurance that regulators will not initiate anti-monopoly enquiry or investigation into, or take enforcement actions against, the historical merger between
Yunmanman
and
Huochebang
and/or our historical business alliance or joint-investment transactions or require us to submit filings in relation to such historical transactions. We may be subject to penalty in connection with any such enquiry or investigation, if we are determined by the SAMR to have failed to make the requisite filings, including fines up to RMB500,000 per case, and in extreme cases where any such transaction is determined by the SAMR to have constituted concentration of undertakings under the applicable PRC anti-monopoly law, we may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, or to transfer our business within a prescribed time or to take any other necessary measures to return to the pre-concentration
status. We may also be subject to claims from our competitors or users, which could adversely affect the Group’s business and operations. Furthermore, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines against us.
In addition, on October 23, 2021, the SCNPC published a draft amended Anti-Monopoly Law for public comment, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its sales from the last fiscal year if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authorities to investigate a transaction where there is evidence indicating that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. Stricter anti-monopoly and anti-unfair competition enforcement by the PRC regulatory authorities, especially enforcement actions focused on platform economy, may, among other things, prohibit us from future acquisitions, divestitures, or combinations we plan to make, impose fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify the Group’s operations, including limitations on our contractual relationships with shippers and truckers or restrictions on our pricing or revenue models, which could materially and adversely affect the Group’s business, financial condition, results of operations and future prospects. Furthermore, as we continue to navigate the evolving legislative environment and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we have attended and may continue to be required to attend administrative guidance meetings or other communications with regulators from time to time. We may continue to receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase the Group’s compliance costs, and it could be time-consuming to comply with the relevant regulations described above to complete future transactions and carry out the Group’s business operations. Heightened regulatory inquiries, investigations and other governmental actions and approval requirements from governmental authorities such as the SAMR may be uncertain and could delay or inhibit our ability to complete these transactions and carry out the Group’s business operations, which could affect the Group’s ability to expand its business, maintain its market share or otherwise achieve the goals of our acquisition strategy, divert significant management time and attention and the Group’s financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect the Group’s financial conditions, operations and business prospects.
We may not be able to compete effectively, which could materially and adversely affect the Group’s business, financial condition, results of operations and prospects, as well as its reputation and brands.
The road transportation market is intensely competitive and characterized by fragmentation and shifting user preferences. We face competition from regional players in local markets and players that focus on certain segments of the road transportation market. We also compete with other companies for value-added services that cater to various essential needs of shippers and truckers. Players that focus on certain segments of the road transportation market may enter into new segments in which we operate and compete with us. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future.
The Group operates as a digital freight marketplace, which is a relatively new business model. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their platforms and service offerings. Our competitors may also have longer operating history and greater brand recognition than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the road transportation market and intensify the market competition.
In response to competition, we may have to lower and/or adjust the various fees that the Group charges to shippers and truckers or increase its operating expenses and capital expenditures to attract more shippers and truckers, which could materially and adversely affect its business, margins and results of operations. If the Group is not able to compete effectively, its ability to attract and retain shippers, truckers and other ecosystem participants may be adversely affected, the level of transaction activities and user engagement on the FTA platform may decrease and the Group’s market share may be negatively affected, which could materially and adversely affect the Group’s business, financial condition, results of operations and prospects, as well as its reputation and brands.

The profitability of the Group’s freight brokerage service has been and is expected to continue to be reliant upon, among others, government subsidies provided by local financial bureaus. If the Group cannot continue to receive such subsidies, its freight brokerage service and its contribution to the Group’s financial performance may be materially and adversely affected.
The consolidated affiliates pay a significant amount of VAT to local tax authorities in connection with the Group’s freight brokerage service. As online freight brokers, the consolidated affiliates enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service pursuant to relevant PRC regulations. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers represents the FTA platform service fee and the Group’s net revenue. The consolidated affiliates assume the legal obligation to pay VAT assessed on the entire selling price of the shipping service and platform service pursuant to their contracts with shippers and truckers. The gross amount of VAT related to freight brokerage services that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in 2019, 2020 and 2021, and we expect such situation to continue. Nevertheless, the Group was able to generate gross profit from the freight brokerage service in 2019, 2020 and 2021 because the consolidated affiliates received partial VAT refunds in the form of government subsidies from local financial bureaus. The Group’s VAT obligations net of the VAT refunds were recorded in its cost of revenues for freight brokerage service. We take into consideration the VAT obligation the consolidated affiliates assume under their contracts with shippers and truckers, the estimated amount of government subsidies that they expect to receive from local financial bureaus, as well as other relevant factors when setting the rate of the FTA platform service fee. As such, the profitability of the freight brokerage service significantly depends upon the amount of government subsidies provided by local financial bureaus, which are not guaranteed, as well as our pricing strategy and other factors. Whether the consolidated affiliates can obtain such government subsidies in a particular province in the PRC is subject to the policy of the local financial bureau and the negotiation between such local financial bureau and the relevant consolidated affiliates. While the consolidated affiliates are currently entitled to government subsidies based on a percentage of VAT they pay to local tax authorities in most of the provinces where they provide freight brokerage service, we cannot assure you that the consolidated affiliates will be able to continue to receive such government subsidies on similar terms, or at all. In the event that the government subsidies are reduced or canceled, we may have to adjust the rate of the FTA platform service fee, which could make the freight brokerage service less attractive to shippers and truckers and the Group’s business could be materially and adversely affected. We cannot assure you that we will always be able to pass on any increased VAT costs due to reduction or elimination of related government subsidies through adjustment of the rate of platform service fee either, in which case, the Group may incur gross loss for the freight brokerage service and its results of operations and financial condition could be materially and adversely affected.
If we fail to obtain or maintain licenses, permits or approvals applicable to the Group’s business, we may become subject to significant penalties and other regulatory proceedings or actions.
The road transportation business in China is highly regulated by the PRC government. See also “Item 4 Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Road Transportations.” In addition, in connection with the online operations of the FTA platform, the Group is also required to obtain value-added telecommunications service licenses, in order to provide relevant value-added telecommunication services. The consolidated affiliates have obtained value-added telecommunications service licenses for the operations of the mobile apps and websites.
To enhance the experience of shippers, truckers and other ecosystem participants, we offer various auxiliary functions, content and value-added services through the FTA platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions, content and services. For example, it remains unclear whether the in-app
message and voice call functions on the Group’s mobile apps would require a separate value-added telecommunications service authorization in relation to “instant interactive services” under the applicable PRC laws and regulations. Although we do not believe that a separate authorization is required because the Group’s mobile apps are not primarily communication software and such in-app
message and voice call functions are only auxiliary functions to the Group’s main services. However, we cannot assure you that the relevant PRC government authorities would agree with our interpretation. If we were required to obtain additional authorization, we may not be able to do so in a timely manner, or at all.
Moreover, we cannot assure you that we will be able to maintain existing licenses and permits, or renew any of them when their current term expires, or update information (such as information related to the Group’s websites, mobile applications, legal representatives, business scopes or professional staff) filed with regulators in time due to procedural or substantive requirements. Under applicable PRC laws, rules and regulations, any failure to obtain, maintain and/or renew the licenses and permits, or any failure to update information filed with regulators in time, in each case required to conduct the Group’s business, may subject the Group to various penalties, including confiscation of revenues, imposition of fines, and restrictions on or termination of the business operation subject to such license or permit requirement. Any such disruption in the business operations of our PRC subsidiaries, the Group VIEs or consolidated affiliates could materially and adversely affect the Group’s business, financial condition and results of operations.
Furthermore, if the Group enters into new service categories or business lines, adopt new business models, or any of its current services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, it may be required to obtain licenses or permits that it does not currently have or to amend the licenses or permits it currently has. We will strive to obtain and amend the relevant licenses and permits but we cannot assure you that the Group will be able to obtain or amend such licenses and permits in a timely manner, or at all.
Regulatory uncertainties relating to online lending industry in China could harm the Group’s business, financial condition and results of operations.
The online lending industry in China is subject to evolving regulations. We cannot assure you that our existing or future credit solutions provided as part of our value-added services that cater to various essential needs of shippers and truckers would not be deemed by regulators to be in violation of any laws, regulations and rules in the future. In addition, new laws and regulations relating to online lending industry may be adopted, and existing laws and regulations may be interpreted in ways that are inconsistent with our existing or future business practices, which, along with any possible changes needed to fully comply with any existing or new regulations, could require us to modify our business or operations. Compliance with such laws or regulations could force us to incur increased operating expenses, or modify our business models, which may have a material and adverse impact on the Group’s business, financial condition and results of operations.
The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules in 2017. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable law.
We currently facilitate loans funded by third-party financial institutions that we collaborate with, and we guarantee such loans through our PRC subsidiaries. In some instances in the past, guarantees were provided by certain of the consolidated affiliates that did not have the required license to operate financial guarantee business, and one of the consolidated affiliates provided guarantees during a period in which its license for financial guarantee business had expired. We have subsequently renewed such license. If such past practices were found by the regulatory authorities to be in violation of the applicable regulations, we would be subject to penalties, such as confiscation of illegal gains and fines, which could have a material and adverse impact on the Group’s business, financial condition and results of operations. Furthermore, there can be no assurance that we will be able to renew our licenses for financial guarantee business when such licenses expire in the future.
In November 2020, the CBIRC and People’s Bank of China, or the PBOC, published the draft Interim Measures for the Administration of Online Small Loan Business, or the Draft Online Small Loan Measures, for public comments. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. We have utilized our small loan company, which is one of our PRC subsidiaries, to fund a portion of the cash loans to shippers and truckers. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will, among other things, require our small loan company to obtain the CBIRC’s approval to be able to continue to operate our cash loan business across different provinces after the three-year transition period. We cannot assure you that we will be able to obtain the CBIRC’s approval in a timely manner, or at all. In addition, we also utilize the trusts established by us to fund cash loans to shippers and truckers. There can be no assurance that such funding arrangement will not be subject to regulatory restrictions in the future.
As of December 31, 2021, the total outstanding balance of the on-balance
sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB1,777.7 million (US$279.0 million).
Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial
institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year
loan prime rate, or LPR, as published each month will not be legally protected.
Based on the LPR of 3.7% as published on April 20, 2022, such cap would be 14.8%. According to a guidance letter issued by the SPC on December 29, 2020, clarifying the applicability of its revised judicial interpretation, the cap for private lending rate does not apply to small loan companies, financial guarantee companies, financial leasing companies, commercial factoring companies and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing small loan companies. For example, recent SPC guidance and judgment indicate that the portion of annualized interest rate, or APR, charged by financial institutions in excess of 24% per annum will not be supported in litigations. The APRs on our cash loans vary depending on borrowers’ credit profiles and may exceed 24% in some cases. The excess portion may not be enforceable should any dispute arise between us and the relevant borrowers. If the regulatory requirements for our licensed small loan company or financial guarantee companies are strengthened by any newly adopted, or by the application of any existing, laws, regulations or rulings, our licensed small loan company, financial guarantee companies may need to change their business models, which may have a material and adverse effect on the Group’s business, financial condition, results of operation and prospects.
The Group relies on commercial banks and third-party online payment service providers for payment processing services for certain of its services. If these payment services are restricted or curtailed in any way or become unavailable or unavailable on reasonable terms to the Group for any reason, its business may be materially and adversely affected.
The Group is not licensed to process payments and rely on commercial banks and third-party online payment service providers for payment processing services for certain of the Group’s services involving payments. If the quality, utility, convenience or attractiveness of these payment processing services declines, or we have to change the Group’s business arrangements with them for using these payment services for any reason, the attractiveness of the FTA platform could be materially and adversely affected.
The Group’s third-party online payment service providers and its relationship with them are subject to a number of risks that could materially and adversely affect their ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by shippers, truckers and other ecosystem participants;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that third-party online payment service providers reply on;

•	breach of users’ personal information and concerns over the use and security of information collected from users;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•
increasing costs to third-party online payment service providers, including fees charged by commercial banks processing transactions through online payment channels, which could in turn be passed on to us and increase the Group’s costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.
If any of the foregoing takes place, the Group’s third-party online payment service providers’ services may be restricted or curtailed or become unavailable or unavailable on reasonable terms to the Group, and its business and results of operations could be materially and adversely affected.
In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the business arrangements between such entities and us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. As the laws and regulations in this area are still evolving and subject to interpretation, we cannot assure you that the PBOC or other governmental authorities will not scrutinize the Group’s business arrangements with commercial banks and third-party online payment service providers. For instance, the Group’s past settlement practices may give rise to the risk of us being deemed as inadvertently engaging in payment activity without the required license. The Group has adjusted its business arrangements in accordance with applicable laws and regulations. However, if its business arrangements were found by the regulatory authorities to be noncompliant, or if required by the PBOC or any new laws, rules or regulations, the Group’s payment service providers may decide to, among other things, suspend their services or be forced to adjust their business arrangements with us. As a result, the Group may incur additional expenses to find alternative payment service providers or adjust its business practices or invest considerable resources in complying with the requirements. Furthermore, if the PBOC or other governmental authorities deem the Group’s business arrangements with payment service providers to be noncompliant, the Group may be subject to regulatory action, investigations, fines and penalties, which could materially and adversely affect its business, results of operations and reputation.

If we fail to effectively manage the credit risks related to our credit solutions provided to truckers and shippers on the FTA platform, our business may be adversely affected.
We provide various credit solutions to shippers and truckers to meet their financial needs. We have primarily used our own capital to fund cash credit solutions for shippers and truckers. We also facilitate loans funded by third-party financial institutions, and we guarantee such loans. We believe our credit solutions create value for our ecosystem participants and enhance user engagement and transaction activities on the FTA platform. As of December 31, 2021, the total outstanding balance of the on-balance
sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB1,777.7 million (US$279.0 million), and the total non-performing
loan ratio for these loans was 2.0%. Our
non-performing
loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance
sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance
sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.
We may increase the amount of credit we offer and we are exploring freight fee receivable loans for truckers to improve their cash flows. There can be no assurance that we will be able to obtain adequate funding for our credit solutions. Furthermore, while we have implemented a risk management system, we cannot assure you as to the effectiveness of such system. If we fail to effectively manage the credit risks related to our credit solutions, the Group’s business, results of operations and financial condition would be materially and adversely affected.
In addition, our failure to collect payments on the loans funded or guaranteed by us may have a material adverse effect on the Group’s business operations and financial positions. Moreover, the current regulatory regime for debt collection in the PRC remains unclear.
We aim to ensure collection efforts carried out by us and our third-party service providers comply with the relevant laws and regulations in the PRC, and we have employed contractual measures to further ensure third-party service providers’ compliance with the law. However, we only exercise limited control over third-party service providers, and if our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal means, we may be subject to risks relating to third-party debt collection services providers, including lawsuits initiated by the borrowers or restrictions, fines or penalties imposed by the regulatory authorities.
Employee misconduct may expose us to vicarious liabilities, reputational harm and/or economic damages.
Many of the Group’s employees play critical roles in ensuring the safety and reliability of the Group’s services or its compliance with relevant laws and regulations. Certain of the Group’s employees have access to sensitive information, proprietary technologies and know-hows. While we have adopted codes of conduct for all of the Group’s employees and implemented detailed policies and procedures relating to data privacy, intellectual property, anti-corruption, proprietary information and trade secrets, we cannot assure you that the Group’s employees will abide by these codes, policies and procedures or that the precautions we take to detect and prevent employee misconduct will be effective. For example, prior to the merger of
Yunmanman
and
Huochebang
, a then employee of
Huochebang
was found guilty by a court for stealing user data from
Huochebang
’s database. There were other instances of employee misconducts in the past, but there were no legal liabilities for our Company or the Group’s employees. Although such incidents did not have a material impact on the Group’s business, we cannot assure you that employee misconduct will not materially and adversely affect its business, results of operations and financial condition in the future. If any of the Group’s employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive user information or proprietary information, we and such employees could be subject to legal claims and liabilities and the Group’s reputation and business could be materially and adversely affected as a result. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against the Group’s existing or former employees as a result of their actual or alleged misconduct.

Any significant disruption in the Group’s mobile apps and information technology systems, including events beyond the Group’s control, could prevent the Group from offering its solutions and services or reduce their attractiveness.
In the event of a system outage, malfunction or data loss, the Group’s ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of the Group’s technology, mobile apps and information technology systems and the Group’s underlying network infrastructure are critical to its operations, user service, reputation and its ability to attract new and retain existing shippers, truckers and other ecosystem participants. The Group’s information technology infrastructure is currently deployed and its data is currently maintained on customized cloud computing services. The Group’s servers are housed at two third-party data centers, and the Group’s operations depend on the service providers’ ability to protect the Group’s systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer malware, viruses, spamming, phishing attacks or other attempts to harm the Group’s systems, criminal acts and similar events, many of which may be beyond our control. The Group’s mobile apps are provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of the Group’s mobile apps to users. Moreover, if the Group’s arrangements with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience interruptions in the Group’s solutions and service as well as delays and additional expense in arranging new solutions and services for shippers, truckers and other ecosystem participants.
Any interruptions or delays in the Group’s service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm the Group’s relationships with shippers, truckers and other ecosystem participants and its reputation. We may not have sufficient capacity to recover all data and services lost in a timely manner in the event of an outage. These factors could prevent us from matching shippers with truckers or engaging in other business operations, damage the Group’s brands and reputation, divert the Group’s employees’ attention, reduce its revenue, subject us to liability and cause shippers, truckers and other ecosystem participants to abandon the Group’s solutions and services, any of which could adversely affect the Group’s business, financial condition and results of operations.
As information technology is a critical aspect in the efficient operation of the Group’s business, failure to maintain or improve its information technology infrastructure could harm the Group’s business and prospects.
The efficient and reliable operation of the Group’s business depends on its information technology systems. We are continuously upgrading the FTA platform to provide increased scale, improved performance, additional capacity and additional built-in
functionality, including functionality related to security. Adopting new services and maintaining and upgrading the Group’s information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve the Group’s information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when cargo volume is higher on the FTA platform. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of the Group’s software, interfaces or platform, such as undetected errors or defects, or are unable to maintain and continuously improve the Group’s information technology infrastructure to handle its business needs, the Group’s business, financial condition, results of operations and prospects, as well as its reputation and brand, could be materially and adversely affected.
Furthermore, the Group’s information technology infrastructure and services, including its service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from external suppliers. If the Group’s information technology infrastructure and services expand and become increasingly complex, it will face increasingly serious risks to the performance and security of its information technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end
procedures on hardware and software. The Group also needs to continuously enhance its existing technology. Otherwise, it faces the risk of its information technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of the FTA platform and services, which would materially and adversely affect the Group’s business and reputation.
The Group faces risk in collecting its accounts receivable.
The Group grants credit terms to certain of its ecosystem participants for services rendered to them. For example, the Group promote ETC cards for highway authorities through its mobile apps and offline marketing and grant credit terms for service fees charged to highway authorities. The Group may not be able to collect its accounts receivable if the operation and liquidity condition of these ecosystem participants change, or if they dispute the services the Group provided. As of December 31, 2021, the balance of the Group’s accounts receivable was RMB29.1 million (US$4.6 million). If the Group fails to collect all or part of such accounts receivable in a timely manner, or at all, its financial condition may be materially and adversely affected.
Any failure by the Group or its business partners to comply with applicable anti-money laundering laws and regulations could damage the Group’s reputation.
The Group and its business partners and third-party payment service providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of the Group’s third-party service providers fail to comply with applicable anti-money laundering laws and regulations, the Group’s reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on the Group’s business, financial condition and results of operations. Any negative perception of the industries relevant to the Group’s business, such as any failure of online transaction platform to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise the Group’s image or undermine the trust and credibility we have established.
We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.
We adopted the 2018 Plan to provide additional incentives to directors, officers, employees and consultants. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to awards granted under the 2018 Plan is 2,636,675,056. We adopted the 2021 Plan to provide additional incentives to the Group’s employees, directors and consultants, and we amended the 2021 Plan in November 2021. The maximum number of Class A ordinary shares that may be subject to equity awards pursuant to the 2021 Plan, or the share reserve, is 466,685,092. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted options under the 2018 Plan and the 2021 Plan to certain directors, officers and employees, and option to purchase 244,072,498 Class A ordinary shares was outstanding as of March 31, 2022. The Group recorded RMB455.6 million, RMB3,486.3 million, and RMB3,837.9 million (US$602.3 million) in 2019, 2020, and 2021, respectively, in share-based compensation expenses in relation to share-based award grants, including grants to the management members of certain of the Group’s equity investees. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, the Group’s expenses associated with share-based compensation may increase, which may have an adverse effect on the Group’s financial condition and results of operations.

The Group’s financial results may vary significantly from period to period due to the seasonality of its business and fluctuations in its operating costs.
The Group’s quarterly results of operations, including the levels of its revenue, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period
comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

•	the Group’s ability to attract or maintain a critical mass of shippers and truckers;

•	the levels of user engagement and transaction activities;

•	the mix of solutions and services we offer;

•	the amount and timing of incurrence of the Group’s operating cost and expenses and the maintenance and expansion of its business, operations and infrastructure;

•	the Group’s focus on the long-term success and future growth, instead of near-term profit;

•	the Group’s ability to execute its monetization strategies;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations, as well as our involvement in legal or regulatory actions.
In addition, because the Group’s revenue generated from freight brokerage and online transaction service is related to the available working days of shippers and truckers, national holidays and the number of business days during a given period may also create seasonal impact on the Group’s results of operations. The transaction volume on the FTA platform is typically lower during the first quarter each year due to the Chinese New Year holiday season. In addition, some shippers operate in industries where shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time
production schedules. Therefore, the Group’s revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that the Group’s historic operating patterns will continue in future periods, as we cannot influence or forecast many of these factors. The quarterly fluctuations in the Group’s revenue and results of operations could result in volatility and cause the price of our ADSs to fall. To the extent the Group’s revenue grows, these seasonal fluctuations may become more pronounced.
The successful operation of the Group’s business depends upon the performance, reliability and security of the internet infrastructure in China.
The successful operation of the Group’s business depends on the performance and reliability of the internet infrastructure and telecommunications networks in China. Almost all access to the internet in China is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, the Group primarily relies on a limited number of telecommunication service providers to provide it with data communications capacity. The Group has limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. With the expansion of its business, the Group may be required to upgrade its technology and infrastructure to keep up with the increasing traffic on the FTA platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, the Group’s results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, the Group’s user engagement and transaction activities may decline and the Group’s business may be harmed.

The Group’s business depends upon the interoperability of the FTA platform across devices, operating systems, and third-party applications that we do not control.
One of the most important features of the FTA platform is its broad interoperability with a range of devices, operating systems, and third-party applications. The FTA platform is accessible from devices running various operating systems such as iOS and Android and the web portals for personal computers. We depend on the accessibility of the FTA platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify the FTA platform to assure its compatibility with that of relevant third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect the Group’s business.
The Group’s use of third-party open source software could adversely affect the Group’s ability to offer its products and offerings and subjects the Group to possible litigation.
We use open source software in the Group’s software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require the source code that is developed using open source software to be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from external parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
We are dependent on app stores to distribute the Group’s mobile apps.
We currently cooperate with Apple’s app store and Android app stores to distribute the Group’s mobile apps to users. As such, the promotion, distribution and operation of the Group’s applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute the Group’s applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially reasonable terms, or at all, the Group’s business, financial condition and results of operations may be materially and adversely affected.
We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect the Group’s business or financial results.
From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of the Group’s business in China, including claims arising from the Group’s freight brokerage service and discontinued financial leasing service. See “—We face risks associated with the cargo transported using the freight brokerage service and vicarious liability for vehicles registered with the Group.” Furthermore, we are currently subject to a cybersecurity review by the CRO. See—“The Group is currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect its business, results of operations and financial condition.” In addition, we were named as a defendant in certain putative shareholder class action lawsuits in connection with our initial public offering. See “Item 4. Information of the Company—B. Business Overview—Legal Proceedings and Compliance.” We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters.

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, value-added telecommunication services laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect the Group’s operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive and time-consuming. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.
Certain of the Group’s leased property interests may be defective, which could cause disruption to the Group’s business.
As of the date of this annual report, we had not completed the relevant property leasing registrations for most of the Group’s leased properties in China, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. According to our PRC legal counsel, the failure to complete the registration process does not affect the validity of the property lease agreements but a maximum penalty of RMB10,000 may be imposed on us for the non-registration
of each lease. As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities with respect to the Group’s leasehold interests in or use of such properties. In addition, we may become involved in disputes with the property owners or parties who otherwise have rights to or interests in the Group’s leased properties, and for instance, if a lessor of the Group’s leased properties has not obtained valid authorizations from the legal owners with respect to the Group’s leases, or has not obtained requisite approvals or permits with respect to the construction of such properties, the Group’s leases with such lessor could be invalid and the lessor’s right to lease might be challenged by an interested third party or the government authority. If any of such properties were successfully challenged, we may be forced to relocate our operations housed in the affected properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from external parties’ challenges on the Group’s use of such properties. As a result, the Group’s business, financial condition and results of operations may be adversely affected.
We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.
Growing and operating the Group’s business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding the Group’s infrastructure. If cash on hand, cash generated from operations, and the net proceeds from our initial public offering are not sufficient to meet the Group’s cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Volatility in the credit markets may have an adverse effect on the Group’s ability to obtain debt financing. Issuances of equity or convertible debt securities may be on terms that are dilutive or potentially dilutive to our shareholders. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify the Group’s growth and operating plans and business strategies based on available funding, if any, which would harm the Group’s ability to grow its business.

The Group’s business depends substantially on the continuing efforts of our directors, executive officers, senior management, key employees and qualified personnel, and the Group’s operations may be severely disrupted if we lose their services.
The Group’s future success depends substantially on the continuing efforts of our directors, executive officers, senior management, and key employees and qualified personnel. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers, senior management, key employees or qualified personnel were unable or unwilling to continue their services with us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors, in a timely manner, or at all. The size and scope of the FTA platform also require the Group to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels. Since the road transportation industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees.
We do not have key man insurance for our directors, executive officers, senior management or other key employees. If any of the Group’s key employees terminate his or her services or otherwise becomes unable to provide continuous services to us, the Group’s business, financial condition and results of operations may be materially and adversely affected and it may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete
clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete
clauses. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-hows and key professionals and staff members.
Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm the Group’s reputation and negatively affect its business.
We rely on certain key operating metrics, such as GTV, fulfilled orders, average shipper MAUs and shipper MAUs, among other things, to evaluate the performance of the Group’s business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data, which are subject to our estimates and adjustments. For example, we define (i) active shippers as the aggregate number of registered shipper accounts on the FTA platform that have posted at least one shipping order on the FTA platform during a given period, and (ii) shipper MAUs as the number of active shippers in a given month. However, some shippers may use more than one account, and/or may share the same account with other shippers. As a result, the Group’s shipper MAUs may understate or overstate the number of shippers who have posted at least one shipping order on the FTA platform in a given month. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, the Group’s reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect the Group’s business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.
We may not be able to prevent others from unauthorized use of the Group’s intellectual property and we may be subject to intellectual property infringement claims, either of which could harm the Group’s business and competitive position.
We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect the Group’s proprietary rights. As of December 31, 2021, the Group had 111 patents, 259 pending patent applications, 944 registered trademarks and 43 pending trademark applications and 214 registered software copyrights in China. As of December 31, 2021, the Group had 20 registered trademarks in other countries, including India, Russia and Vietnam.
We have invested significant resources to develop these intellectual properties. However, any of the Group’s intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate the Group’s intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of the Group’s proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of the Group’s business rely on technologies developed or licensed by other parties, or co-developed with
other parties, including open source software, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.
It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. For instance, we may seek to register new trademarks in the future, and there is no assurance that the relevant applications for trademark registrations in the PRC will be approved by competent governmental authority. If such trademarks could not be successfully registered in the categories related to the Group’s business, we may fail to prevent others from using such trademarks in businesses similar to ours, and the Group’s business, financial condition and results of operations may be materially and adversely affected. In addition, confidentiality, invention assignment and non-compete agreements
may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect the Group’s intellectual property rights or to enforce the Group’s contractual rights in China. Preventing any unauthorized use of the Group’s intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of the Group’s intellectual property. In the event that we resort to litigation to enforce the Group’s intellectual property rights, such litigation could result in substantial costs and a diversion of the Group’s managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, the Group’s trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing the Group’s intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.
Meanwhile, the Group’s operations or any aspects of its business could infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights may be infringed by the Group’s services or other aspects of the Group’s business without its awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the U.S. or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from the Group’s business and operations to defend against these claims, regardless of their merits.
Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary
technologies or other intellectual property rights in China are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, the Group’s business and results of operations may be materially and adversely affected.

The Group’s insurance coverage strategy may not be adequate to protect it from all business risks or, if insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of the Group’s business, or if we fail to comply with regulations governing insurance coverage, the Group’s business could be harmed.
The Group maintains various insurance policies to safeguard against risks and unexpected events. However, the Group does not maintain business interruption insurance or key-man
insurance or any insurance covering liabilities resulting from misconducts or illegal activities committed by its employees, users or business partners. We cannot assure you that the Group’s insurance coverage is sufficient to prevent the Group from any loss or that the Group will be able to successfully claim its losses under its current insurance policy on a timely basis, or at all. If the Group incurs any loss that is not covered by its insurance policies, or the compensated amount is significantly less than its actual loss, the Group’s business, financial condition and results of operations could be materially and adversely affected. See also “—We face risks associated with the cargo transported using the freight brokerage service and vicarious liability for vehicles registered with the Group.” If the Group’s insurance carriers change the terms of the Group’s policies in a manner unfavorable to the Group, its insurance costs could increase.
In addition, the Group is subject to laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against the Group by governmental entities or others. Furthermore, shippers using the freight brokerage service may require higher levels of coverage as a condition to entering into contracts with the consolidated affiliates. Any failure, or perceived failure, by the Group to comply with laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against it by governmental entities or others. These lawsuits, proceedings, or actions may subject the Group to significant penalties and negative publicity, require the Group to increase its insurance coverage, require it to amend its insurance policy disclosure, increase its costs, and disrupt its business.
From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt the Group’s business and adversely affect its financial results.
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. For example, the FTA platform was created through the business merger of
Yunmanman
and
Huochebang
in 2017. These transactions could be material to the Group’s financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.
Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•
inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits, including the inability to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from the Group’s normal daily operations and potential disruptions to its ongoing business;

•	strain on the Group’s liquidity and capital resources;

•	difficulties in executing intended business plans and achieving the intended objectives, benefits, revenue-enhancing opportunities or synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing business partners of the acquired business;

•	risks of entering markets in which the Group has limited or no prior experience;

•
regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing
or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to the Group, require it to license or waive intellectual property rights or increase its risk for liability;

•
liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities and litigations and other proceedings initiated in connection therewith;

•
in the case of overseas acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and

•	unexpected costs and unknown risks and liabilities associated with strategic in-vestments or acquisitions.
Any future investments or acquisitions may not be successful, may not benefit the Group’s business strategy, may not generate sufficient revenues to offset the associated acquisition costs, may not result in the intended benefits, may incur unanticipated liabilities and expenses, or may otherwise harm the Group’s business generally.
We have limited influence over our minority-owned investees, which subjects us to substantial risks, including potential loss of value.
Our growth strategy has included investing in minority ownership positions in technology and logistics companies. Our investment in these entities involves significant risks that are outside of our control. We have limited influence over our minority-owned investees. As a result, the boards of directors or management teams of these companies may make decisions or take actions with which we disagree or that may be harmful to the value of our ownership in these companies.
In addition, any material decline in the business of these entities would adversely affect the value of our assets and the Group’s financial results. Furthermore, the value of these assets is based in part on the market valuations of these entities, and weakened financial markets have adversely affected, and may in the future adversely affect such valuations. These positions could expose us to risks, litigation, and unknown liabilities because, among other things,

•	these companies have limited operating histories in evolving industries and may have less predictable operating results;

•	these companies may be privately owned and, as a result, limited public information is available and we may not learn all the material information regarding these businesses;

•
these companies may be domiciled and operate in countries with particular economic, tax, political, legal, safety, regulatory and public health risks, including the extent of the impact of the
COVID-19
pandemic on their businesses;

•
these companies depend on the management talents and efforts of a small group of individuals, and, as a result, the death, disability, resignation, or termination of one or more of these individuals could have an adverse effect on the relevant company’s operations; and

•
these companies will likely require substantial additional capital to support their operations and expansion and to maintain their competitive positions. Any of these risks could materially affect the value of our assets, which could have an adverse effect on the Group’s business, financial condition or results of operations.

Furthermore, we are contractually limited in our ability to sell or transfer these assets. There is currently no public market for any of these securities, and there may be no market in the future if and when we decide to sell such assets. Furthermore, we may have to sell these assets at a time at which we would not be able to realize what we believe to be the long-term value of these assets. Additionally, we may have to pay significant taxes upon the sale or transfer of these assets. Accordingly, we may never realize the value of these assets relative to the contributions we made to these businesses.
In addition, loss incurred by the Group’s equity method investees affects the Group’s results of operations. The Group recognized share of loss in equity method investees of RMB1.7 million, RMB11.1 million, and RMB11.3 million (US$1.8 million) in 2019, 2020, and 2021, respectively. The Group also extends loans to certain companies from time to time and may experience impairment loss in connection with such loans. The Group recognized impairment loss of RMB710.3 million in 2019, which was related to a one-time
write-off
of loans made to Guangzhou Zhihong Logistics Co., Ltd. Impairment loss recognized on the Group’s equity investees may also affect the Group’s results of operations. For example, the Group recognized impairment loss of RMB111.6 million in 2021, primarily attributable to full impairment provision recognized on two of the Group’s equity investees.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report the Group’s financial results or prevent fraud, and investor confidence in our Company and the market price of our ADSs may be adversely affected.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2022, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form
20-F
filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.
In the course of auditing the Group’s consolidated financial statements for the years ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, which was outstanding as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified relates to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.
We have implemented and are continuing to implement a number of measures to address the material weakness that has been identified. However, these measures require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that we or our independent registered public accounting firm will not identify such material weakness in connection with the preparation and audits of the Group’s consolidated financial statements for periods of future financial reporting cycles.
In addition, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting as of and for the year ended December 31, 2021. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.
Furthermore, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.
Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may adversely affect the Group’s business and results of operations.
The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of the Group’s employees. We expect that the Group’s labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control the Group’s labor costs or pass on these increased labor costs, the Group’s financial condition and results of operations may be adversely affected. Furthermore, pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of the Group’s employees or otherwise change the Group’s employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect the Group’s business and results of operations.
In addition, we cannot assure you that the Group’s employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. For instance, certain of our PRC subsidiaries and consolidated affiliates engage third-party human resources agencies to make social insurance and housing provident fund contributions for some of their employees. There is no assurance that such third-party agencies make contributions in full in a timely manner, or at all, and even if they do, regulators may deem such practice to be noncompliant with the relevant labor laws and bring enforcement actions against us. If we are deemed to have violated relevant labor laws and regulations, we could be required to make additional contributions to social insurance or housing provident funds, pay late fees and fines, provide additional compensation to the Group’s employees or adjust our labor practices and the Group’s business, financial condition and results of operations could be materially and adversely affected.
Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect the Group’s business, prospects, financial condition and results of operation.
Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide may affect the road transportation industry in general. The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the
COVID-19
outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the first quarter of 2020 as a result of the
COVID-19
outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. These adverse economic effects could negatively affect the road transportation industry, resulting in reduced cargo volumes and truck capacity on the FTA platform and as well as financial difficulty among shippers and truckers, which would negatively impact their ability to repay loans facilitated by us or otherwise materially and adversely affect the Group’s business, results of operations and financial condition. Furthermore, continued turbulence in the international markets may adversely affect our ability or plan to access the capital markets.
We face risks related to health epidemics and other outbreaks, harsh weather and natural disasters, which could significantly disrupt the Group’s operations.
The Group’s business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as
COVID-19,
swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, harsh weather conditions or natural disasters, such as snowstorms, earthquakes, fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China could materially disrupt the Group’s business and operations. These events could also significantly impact the industries we operate in and cause a temporary closure of the facilities the Group uses for its operations, which would severely disrupt its operations and have a material adverse effect on its business, financial condition and results of operations. The Group’s operations could be disrupted if any of its employees, or employees of its business partners were suspected of contracting an epidemic disease, since this could require the Group or business partners to quarantine some or all of these employees or disinfect the facilities used for operations. In addition, the Group’s revenue and profitability could be materially reduced to the extent that a health epidemic, adverse weather conditions or natural disaster or other outbreak harms the global or Chinese economy in general. The Group’s operations could also be severely disrupted if shippers, truckers and other ecosystem participants were affected by health pandemics or epidemics, harsh weather conditions, natural disasters or other outbreaks. See also “—The
COVID-19
outbreak has adversely affected, and may continue to adversely affect the Group’s results of operations.”

We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group was unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.
Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.
We may be required to write down goodwill and other identifiable intangible assets.
Our balance sheet includes a material amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 11% of total assets on our balance sheet as of December 31, 2021. The impairment of a significant portion of these assets would negatively affect our financial condition or results of operations. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. We completed our goodwill and intangible assets impairment analysis as of December 31, 2021 and concluded they were not impaired.
The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors. As a result of the volatility, our market capitalization decreased from US$9.2 billion as of December 31, 2021 to US$8.1 billion as of March 31, 2022. If our market capitalization continues to decrease, we may be required to evaluate the recoverability of goodwill prior to the annual assessment, and we can provide no assurance that a material impairment charge will not occur in a future period. Such an impairment could have a material adverse effect on our business, financial position, results of operations and liquidity.
Risks Relating to Our Corporate Structure
If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of value-added telecommunication businesses, such as online information service, is subject to restrictions under current PRC laws and regulations, especially the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took effect on January 1, 2022. Industries not listed in the 2021 Negative List are generally deemed “permitted” for foreign investments unless specifically restricted by other PRC laws. According to the 2021 Negative List and other applicable laws and regulations, the industry of value-added telecommunications services (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) generally falls into the restricted category with very limited exceptions in certain pilot demonstration zones.
Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises. Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services, we conduct a substantial part of the Group’s operations in China through the Group VIEs, which hold certain licenses required to operate our business in China. Our subsidiary, Jiangsu Manyun, has entered into a series of contractual arrangements with Manyun Software and its shareholders. In addition, our subsidiary, FTA Information, has entered into a series of contractual arrangements with Shan’en Technology, and its shareholders. For a detailed description of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs.”
We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among (i) Jiangsu Manyun, Manyun Software and Manyun Software’s shareholders and (ii) FTA Information, Shan’en Technology and Shan’en Technology’s shareholders is valid, binding and enforceable in accordance with its terms. In addition, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion prior to the termination thereof in connection with the Reorganization, each of the contracts among (i) Jiangsu Manyun, Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, and Shanghai Xiwei’s shareholders, (ii) Jiangsu Manyun, Beijing Yunmanman, and Beijing Yunmanman’s shareholders and (iii) FTA Information, Guizhou FTA, and Guizhou FTA’s shareholders was valid, binding and enforceable in accordance with its terms then in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law and its implementing rules, the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry and other industries the Group is engaged in, there can be no assurance that the PRC government authorities, including the MOFCOM, the MIIT, or other competent authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Furthermore, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the Group’s relevant business and operating licenses;

•	imposing fines on us;

•	confiscating any of the Group’s income that they deem to be obtained through illegal operations;

•	shutting down the Group’s relevant services;

•	discontinuing or restricting the Group’s operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC subsidiaries’ and the consolidated affiliates’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to the Group’s business.
As such, if Chinese regulatory authorities disallow the VIE structure, such development would likely result in a material change in the Group’s operations and/or the value of our ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.” Occurrence of any of these events could materially and adversely affect the Group’s business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such Group VIEs in the Group’s consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our Company, our subsidiaries in China or the Group VIEs or their subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs.”
Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.
We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the Group VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the Group VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the Group VIEs for underpaid taxes; or (ii) limiting the ability of the Group VIEs to obtain or maintain preferential tax treatments and other financial incentives.
We rely on contractual arrangements with the Group VIEs and their shareholders to conduct a substantial part of the Group’s operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.
We are a Cayman Islands holding company and primarily conduct the Group’s operations through and generate revenue from the Group VIEs, with which we maintain contractual arrangements. We currently rely on contractual arrangements with Manyun Software, Shan’en Technology and their respective shareholders to operate the value-added telecommunications business and insurance brokerage service in the PRC, and we and our shareholders do not have any equity interests in these Group VIEs, as current PRC laws and regulations restrict foreign investment in companies that engage in such services. For a description of our contractual arrangements with the Group VIEs and their shareholders, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.
All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Group VIEs, and the Group’s ability to conduct its business and the Group’s financial condition and results of operations may be materially and adversely affected. The arbitration provisions in the contractual arrangements do not apply to claims made under the U.S. federal securities laws. See “Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”
We may lose the ability to use and benefit from, the licenses, approvals and assets held by the Group VIEs that are material to the operation of our business if either of the Group VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.
As part of our contractual arrangements with the Group VIEs, these entities hold certain licenses, approvals and assets that are material to the operation of our business. If either of the Group VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some of our business activities, which could materially and adversely affect the Group’s business, financial condition and results of operations. Additionally, if either of the Group VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect the Group’s business, financial condition and results of operations.

The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, and Ms. Guizhen Ma, our director, hold 70% and 30% of equity interest in each of Manyun Software and Shan’en Technology, respectively. In connection with the Group’s operations in China, we rely on the shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of the Group VIEs may differ from the interests of our Company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our Company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our Company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such individuals breach the terms of the contractual arrangements or are subject to legal proceedings.
Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the Group VIEs may encounter, on the one hand, and as a beneficial owner of our Company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in the Group VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of
the then existing shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty to our Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Our corporate actions will be substantially controlled by Mr. Peter Hui Zhang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.
Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, beneficially own all the Class B ordinary shares issued and outstanding, which, together with the Class A ordinary shares he hold, represent 77.6% of the voting power of our total issued and outstanding shares as of March 31, 2022. As a result, Mr. Peter Hui Zhang has the ability to control or exert significant influence over important corporate matters to the extent permitted under our memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our Company that require approval of shareholders, including:

•
the composition of our board of directors and, through it, any determinations with respect to the Group’s operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.
The dual-class structure of our share capital may render the ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the ADSs.
In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual-class capital structure would make the ADSs ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in ADSs. These policies are still relatively new and it is yet unclear what effect, if any, they have had and will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included and may adversely affect the liquidity of the shares of such companies. As such, the exclusion of the ADSs from these indices could result in a less active trading market for the ADSs and adversely affect their trading price.
If the custodians or authorized users of our
controlling non-tangible assets,
including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, the Group’s business and operations may be materially and adversely affected.
Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that the Group’s business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and the Group VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and the Group VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts are set forth otherwise.
In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and the Group VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and the Group VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, the Group could experience disruption to its normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from the Group’s operations, and its business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.
The VIE structure through contractual arrangements has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all
provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If the Group VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect the Group’s business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.
Risks Relating to Doing Business in China
Changes in the political and economic policies of the PRC government may materially and adversely affect the Group’s business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
The Group’s operations are mainly conducted in the PRC, and all of the Group’s revenue has historically been sourced from the PRC. Accordingly, the Group’s financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.
The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions and providing preferential treatment to particular industries or companies.
While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. The Group’s financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our Company, to conduct its business and control over securities offerings conducted overseas and/or foreign investments in such issuer. The PRC government may intervene or influence the operations of a China-based issuer at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or become worthless. See “—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the Group’s services and consequently have a material adverse effect on the Group’s business, financial condition and results of operations.
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
The Group’s operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated affiliates are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as our Company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in the Group’s operations.
On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities According to the Law, or the Opinions, which, among other things, require the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to accelerate rulemaking related to data security and cross-border data flow, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since the Opinions are relatively new, uncertainties still exist as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us. Efforts by the PRC government to strengthen oversight or control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ADSs or Class A ordinary shares to investors and cause the value of our ADSs or Class A ordinary shares to significantly decline or become worthless.
Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or the Group’s intellectual property rights and could materially and adversely affect the Group’s business, financial condition and results of operations.
Furthermore, the high volume of orders and transactions taking place on the FTA platform as well as publicity about the Group’s business attracts heightened attention from the public, regulators and the media. In addition, due to changes that have occurred and will occur in the Group’s services or policies, we have faced and may continue to face objections, complaints and negative comments from members of the public, the traditional, new and social media, shippers, truckers and other participants on the FTA platform. From time to time, these objections, complaints and negative comments, regardless of their veracity, may result in user dissatisfaction, public protests or negative publicity, which could result in government inquiries or substantial harm to the Group’s brand, reputation and operations.
If we do not pay sufficient attention to public opinion or if any incident arises but is not dealt with in a timely manner, the Group’s reputation, brand and image will be adversely affected.
The approval of and the filing with the China Securities Regulatory Commission, or the CSRC, or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, which may hinder our ability to continue to offer securities to investors offshore; in addition, the regulation of the CSRC or other PRC regulatory agencies establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.
On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and State Administration of Foreign Exchange People’s Republic of China, or the SAFE, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
These regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction
in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to M&A Rules and Overseas Listings.”
Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the “Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which had a comment period that expired January 23, 2022. The Draft Administrative Provisions and the Draft Filing Measures, if adopted in their current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing conducted by PRC companies both directly or indirectly through an overseas holding company by adopting a filing-based regulatory regime. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us outside of the PRC or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are not exempted from, and are unable to comply with, such requirements, which may result in fines and penalties assessed on the Group’s operations in China, restrictions on the Group’s operations in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on the Group’s business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the securities that we may offer offshore. Any such circumstance could also significantly limit or completely hinder our ability to continue to offer securities to investors offshore and cause the value of such securities to significantly decline. As of the date of this annual report, the Draft Administrative Provisions and the Draft Filing Measures were released for public comment only and it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.
We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries and consolidated affiliates incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and the consolidated affiliates and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.
Under PRC laws, rules and regulations, each of our subsidiaries and the consolidated affiliates incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and the consolidated affiliates incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries and the consolidated affiliates did not have any retained earnings available for distribution in the form of dividends as of December 31, 2021. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.
We are subject to restrictions on currency exchange.
All of the Group’s revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of the Group’s future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares and the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our PRC subsidiaries and the Group VIEs.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial
owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.
PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles on July 4, 2014, or the SAFE Circular 37. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 and amended on December 30, 2019 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial
owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on the Group’s business, financial condition and results of operations.
Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies
due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted options under our 2018 Plan may follow SAFE Circular 37 to apply for the foreign exchange registration before our Company becomes an overseas listed company. As we are an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company, such as our 2018 Plan and 2021 Plan, who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We have been making efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.
We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on the Group’s global income.
Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, the Group’s profitability and cash flow may be materially reduced as a result of its global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”
Dividends paid to our foreign investors and gains on the sale of the ADSs or Class A ordinary shares by our foreign investors may be subject to PRC tax.
Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises,
which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents
and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of

20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether in practice holders of the ADSs or Class A ordinary shares would be able to obtain the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors,
or gains from the transfer of the ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or Class A ordinary shares may decline significantly.
We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company,
or immovable properties located in China owned
by non-Chinese companies.
On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was most recently amended on December 29, 2017. Pursuant to Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC
resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise,
a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding
of Non-resident Enterprise
Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our Company may be subject to filing obligations or taxed if our Company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our Company by investors that are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our Company should not be taxed under these publications, which may have a material adverse effect on the Group’s financial condition and results of operations.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans or additional capital contributions to our PRC subsidiaries.
In utilizing the proceeds of our initial public offering and the concurrent private placement, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.
SAFE promulgated the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 30, 2019. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.
Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and the concurrent private placement, to our PRC subsidiaries, which may adversely affect the Group’s liquidity and its ability to fund and expand its business in the PRC.
On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, there are still substantial uncertainties in practice as to its interpretation and implementations in practice.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we receive from our initial public offering and the concurrent private placement, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect the Group’s liquidity and the Group’s ability to fund and expand its business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government, and Renminbi internationalization. For example, On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. More recently, on November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the value of the Renminbi appreciated further by approximately 6.3% against the U.S. dollar. The value of the Renminbi continued to fluctuate in recent years. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
All of the Group’s revenue and substantially all of its costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect the Group’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering and the concurrent private placement into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.
The audit report included in this annual report filed with the SEC is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S. listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S. listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of the Group’s consolidated financial statements.
Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities
in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on governmental ownership and control of such issuers in their SEC filings. Furthermore, pursuant to the HFCA Act, if the SEC determines that we are a covered issuer for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States.
The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis. Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years, and the SEC has subsequently updated such list. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the Class A ordinary shares and/or ADSs could be adversely affected.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our auditor is unable to be inspected and we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading “over-the-counter” either. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.
The U.S. regulatory regime in this area may continue to develop in the future. For example, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. The enactment of such law would reduce the time before our ADSs may be prohibited from trading in the U.S. and delisted from the NYSE.
Additional remedial measures could be imposed on certain
PRC-based
accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.
In December 2012, the SEC brought administrative proceedings against the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other
PRC-based
companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the
PRC-based
accounting firms appealed to the SEC against this decision. In February 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four
PRC-based
accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.
In the event that the
PRC-based
“big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s consolidated financial statements, its consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies such as us, and
non-U.S.
persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct the Group’s operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on the United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.
The Group conducts its operations mainly in China, and its assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our Company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.
Risks Related to Our ADSs
The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.
The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, the stock prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the prices of and trading volumes for our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the
COVID-19
pandemic have triggered significant price fluctuations in the U.S. stock market. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our ADSs.
In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of the Group’s service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of similar services;

•	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of its expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our ordinary shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.
We may fail to meet our publicly announced guidance or other expectations about the Group’s business, which could cause our stock price to decline.
We may from time to time provide guidance regarding the Group’s expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated transaction activities on the FTA platform, fee rates and operating costs and expenses. If our guidance varies from actual results, the market value of our ADSs could decline significantly.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Group’s business, the market price for our ADSs and their trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about the Group or its business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about the Group’s business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your ADSs for a price greater than that which you paid for them.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy” for further details. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, the Group’s future results of operations and cash flow, its capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, the Group’s financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased such securities. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in such securities.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the U.S. Securities Act of

1933, as amended, or the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
In addition, certain holders of our Class A ordinary shares have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of our ADSs to decline significantly.
We have been named as a defendant in three putative shareholder class action lawsuits that could have a material adverse impact on the Group’s business, financial condition, results of operation, cash flows and reputation.
We have been named as a defendant in three putative shareholder class action lawsuits in connection with our initial public offering. See “Item 4. Information of the Company—B. Business Overview—Legal Proceedings and Compliance.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will prevail in defense of these lawsuits. Any adverse outcome of these cases could have a material adverse effect on the Group’s business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on the Group’s business or financial results.
Holders of our ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting will be ten days.
When a general meeting is convened, the holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit the withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to holders of ADSs or carry out the voting instructions of the holders of ADSs in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but there can be no assurance that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.
The rights of our ADS holders to pursue claims against the depositary are limited by the terms of the deposit agreement, and the deposit agreement may be amended or terminated without their consent.
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs

(including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and holders of our ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. On the other hand, Section 22 of the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also, we and the depositary may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law.
The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings of our ADSs.
We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of ADSs in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the distribution and sale of the rights and the underlying securities to be distributed to holders of ADSs are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.
Holders of our ADSs may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to them.
The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.
We have incurred and expect to continue to incur significant costs as a public company, which could lower the Group’s profits or make it more difficult to run its business.
As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE.
For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. In addition, once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
Holders of our ADSs may be subject to limitations on transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our memorandum and articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.
Our memorandum and articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our Company,

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our Company or our shareholders,

•
any action asserting a claim under any provision of the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, or Cayman Companies Act, or our Articles, including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or

•
any action asserting a claim against our Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on the Group’s business and financial performance. In particular, under Section 22 of the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing our ADSs representing our Class A ordinary shares provides that, to the extent permitted by law, holders of our ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.
The depositary for the ADSs will give us a discretionary proxy to vote our Class
 A ordinary shares underlying our ADSs if holders of our ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect the interests the holders of our ADSs
.
Under the deposit agreement for the ADSs, if holders of our ADSs do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying the ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would materially and adversely affect the rights of shareholders; or

•	the voting at the meeting is to be made on a show of hands.
The effect of this discretionary proxy is that if any holders of our ADSs do not vote at shareholders’ meetings, they cannot prevent our Class A ordinary shares underlying such ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our ordinary shares are not subject to this discretionary proxy.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands.
The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. For example, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form
10-Q,
quarterly certifications by the principal executive and financial officers or current reports on Form
8-K;
(ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We are a “controlled company” as defined under the NYSE Listed Company Manual. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.
We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, holds more than 50% of the aggregate voting power of our Company. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, holders of our Class A ordinary shares and ADSs will not have the same protection afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.
We are an emerging growth company and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.
If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.
A
non-United
States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the past and projected composition of the Group’s income and assets, and the valuation of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a significant risk that we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status.
If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For example, if we are a PFIC, our United States investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
We are an exempted company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards.
Among other things, we are not required under the NYSE corporate governance listing standards to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.
We intend to rely on all of the exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company
The FTA platform is the world’s largest digital freight platform by GTV in 2021, according to the CIC Report. The FTA platform connects shippers with truckers to facilitate shipments across distance ranges, cargo weights and types with a mission to make logistics smarter. Our Company was incorporated as an exempted company by way of consolidation of Full Truck Logistics Information Co. Ltd. and Truck Alliance Inc. pursuant to the Cayman Companies Act under the name “Full Truck Alliance Co. Ltd.”
Our Company’s establishment was a result of the business merger in December 2017 between
Yunmanman
and
Huochebang,
or the Merger, two then leading digital freight platforms in China founded in 2013 and 2011, respectively
.
Prior to December 2017, the
Yunmanman
platform was operated by the subsidiaries and variable interest entities of Full Truck Logistics Information Co. Ltd, an exempted company incorporated under the laws of the Cayman Islands. The operations of
Huochebang
commenced in 2011. Prior to December 2017, the
Huochebang
platform was operated by the subsidiaries and variable interest entities of Truck Alliance Inc., an exempted company incorporated under the laws of the Cayman Islands. The Merger laid down a foundation for a nationwide digital road transportation network with significant economies of scale and paved the way for the Group’s further growth and success. Since then, the Group has continuously enhanced the functions and features of its digital freight platform and built a vibrant ecosystem of millions of shippers and truckers. In June 2021, we listed our ADSs on the NYSE under the symbol “YMM.”
Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with the Group VIEs. Prior to March 2021, our Group VIEs were Shanghai Xiwei, Beijing Yunmanman, and Guiyang Huochebang Technology Co., Ltd., or Guiyang Huochebang. These Group VIEs and their subsidiaries held certain licenses required to operate our business in China. Jiangsu Manyun, our subsidiary, exercised control over Shanghai Xiwei and Beijing Yunmanman through a series of contractual arrangements with Shanghai Xiwei, Beijing Yunmanman and their respective shareholders. FTA Information, our subsidiary, exercised control over Guiyang Huochebang through a series of contractual arrangements with Guiyang Huochebang and its shareholders.
In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA.
In the fourth quarter of 2021, in order to enhance corporate governance, we underwent the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. Manyun Software and Shan’en Technology, which were wholly-owned subsidiaries of Shanghai Xiwei prior to the Reorganization, were transferred to nominee shareholders in the fourth quarter of 2021. Jiangsu Manyun gained control over Manyun Software through a series of contractual arrangements with Manyun Software and its shareholders, and FTA Information gained control over Shan’en Technology through a series of contractual arrangements with Shan’en Technology and its shareholders. Manyun Software acquired Beijing Yunmanman and Shanghai Xiwei from their respective shareholders for nominal price and they became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. In addition, we acquired Beijing Yunmanman and Shanghai Xiwei from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Manyun on January 1, 2022. Meanwhile, we acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information on January 1, 2022.
Following the relevant steps of the Reorganization, Manyun Software and its subsidiaries are primarily involved in operating the
Yunmanman
apps and
Shengsheng Huitouche
app and providing freight matching

services, and Shan’en Technology and its subsidiaries are primarily involved in operating the
Huochebang
apps and providing freight matching services and insurance brokerage services. The value-added services other than the insurance brokerage services are primarily conducted by Jiangsu Manyun, FTA Information and their respective subsidiaries.
Principal Offices
Our principal executive offices are located at No. 123 Kaifa Avenue, Economic and Technical Development Zone, Guiyang, Guizhou 550009, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China. Our telephone numbers at these addresses are
+86-851-8384-2056
and
+86-25-6692-0156,
respectively. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.
Our main website is https://www.fulltruckalliance.com/, and the information contained on this websites is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B.	Business Overview
Overview
The FTA platform is the world’s largest digital freight platform by gross transaction value, or GTV, in 2021, according to the CIC Report. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.
The FTA platform connects shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2021, an average number of approximately 1.57 million shippers posted shipping orders on the FTA platform each month, and 3.54 million truckers fulfilled shipping orders on the FTA platform in 2021. Approximately 25% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on the FTA platform in 2021, according to the CIC Report. In 2021, the Group facilitated 128.3 million fulfilled orders with GTV of RMB262.3 billion (US$41.2 billion), representing 78.8% and 50.9% year-over-year growth, respectively.
The FTA Platform
We believe the key to addressing these industry challenges is a digital, standardized and smart platform that connects shippers and truckers seamlessly. Leveraging the proliferation of smartphones and the mobile internet, we established nationwide infrastructure and industry standards that promote transparency, trust and efficiency across the logistics industry. In so doing, we are contributing to China’s economic growth, improving lives of millions of shippers and truckers, and reducing carbon footprint for our planet.
Yunmanman
and
Huochebang
were founded in 2013 and 2011, respectively, and both companies rapidly grew to become leading digital freight platforms in China. The two companies merged to create FTA in 2017, establishing a nationwide road logistics network with significant economies of scale.
We are constantly improving the Group’s offerings to better meet the diverse, complex and often non-standard
needs of industry participants. We have evolved from a directory of freight listings to an ecosystem that enables logistics transactions from end to end with data-driven technology and a comprehensive range of value-added services.

The diagram below illustrates the major components of the FTA platform.

Freight Matching Services

•
Freight Listing Service
. In 2011 and 2013,
Huochebang
and
Yunmanman
each began providing freight listing service through QQ and WeChat groups, taking the first step towards the digital transformation of China’s road transportation industry. At the end of 2013 and early 2014,
Yunmanman
and
Huochebang
each launched their mobile apps, where shippers could post shipping orders and truckers could contact them to find their next shipments in a standardized manner. After the two companies merged at the end of 2017, the Group began the monetization of freight listing service in 2018 by launching its membership service through the consolidated affiliates for frequent shippers, allowing paying shippers to post more shipping orders than non-paying
shippers.

•
Freight Brokerage Service.
In January 2018, the Group launched its freight brokerage service through the consolidated affiliates, going a step further from freight listing service to provide end-to-end
freight matching service with a higher level of service quality assurance to shippers. As freight brokers, the consolidated affiliates enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers represents the FTA platform service fee. The consolidated affiliates assume the legal obligation to pay value-added tax, or VAT, which is assessed on the entire selling price of the shipping service and platform service. The consolidated affiliates receive partial tax refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. The consolidated affiliates issue VAT invoices to shippers that they can in turn use for tax deductions, solving a significant pain point for many shippers when contracting with truckers. Shippers can track the transaction and the status of their order at each step in real-time and make payment for freight fees online. The consolidated affiliates also assume liability for cargo damages up to a specific amount per shipment, and obtain cargo insurance under certain circumstances to mitigate their risk.

•
Online Transaction Service
. Building on the technology and operational knowhow developed from the Group’s freight listing and brokerage services, the Group launched online transaction service through the consolidated affiliates to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. Truckers are required to make payments for freight deposits to the FTA platform to secure a shipping order, which contributes to better service quality and higher fulfillment rates. In the third quarter of 2020, the Group began monetization of its online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The FTA platform’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such commissions. The Group started collecting commissions on selected types of shipping orders originating from certain other cities in the fourth quarter of 2020. In the three months ended December 31, 2021, the Group collected commissions in a total of 105 cities on shipping orders with GTV of RMB36.9 billion, representing 53.0% of the total nationwide GTV facilitated through the FTA platform in the same period. The Group’s total transaction commission revenue was RMB267.5 million in the three months ended December 31, 2021. We plan to roll out commissions in more cities in the future.

Value-added Services
The Group provides a range of value-added services, which cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform. Shippers can access the transportation management system, credit solutions and insurance services on the FTA platform. Truckers can access software for managing traffic ticket records, credit solutions, insurance services, electronic toll collection, or ETC, services and energy services on the FTA platform.
Benefits to Shippers and Truckers
Key benefits the Group provides to shippers and truckers include:

•
Efficient Freight Matching
. Shippers can post shipping orders in a standardized manner on their mobile phones anytime and anywhere, without having to go through intermediaries or travel to logistics parks. Shippers can get quotes from reliable truckers often within minutes rather than days and make informed decisions about their suitability based on truckers’ profiles and track records. Truckers can find shipments in minutes on mobile devices, without having to travel to and wait for days at logistics parks. They also save on the mileage and time of traveling long distance to and from logistics parks between shipments.

•
Better Profitability
. The FTA platform helps promote the financial wellbeing of millions of shippers and truckers. Shippers enjoy lower shipping costs and more transparent pricing as they can interface directly with truckers, cutting out layers of middlemen and the need to rent space at logistics parks. According to the CIC Report, a shipping transaction may involve multiple middlemen, and their fees typically accounted for a
10-15%
of the freight fees paid by shippers in the past. Truckers can achieve higher income and utilization rates as less time and mileage is spent finding shipments. According to a trucker survey conducted by China Insights Consultancy in 2020, 63% of the respondents found an increase in their monthly shipping orders after using digital freight platforms. They can optimize their schedule and routes, leading to more visible incomes. With the transaction standards established by us, they also have higher certainty of freight fee collection and shorter receivable days.

•
Smarter Operations
. We enable shippers and truckers to operate in a smarter and more efficient manner. Shippers are supported by software that improves their operations such as transportation management systems as well as artificial intelligence, or AI, models that recommend suitable pricing for shipments. Truckers are supported by software and AI models that recommend suitable shipments and simplify their operations.

•
Greater Assurance of Service Quality
. The Group facilitates every part of the logistics transaction from end to end. Interactions and transactions are recorded on the FTA platform, improving accountability and providing a source of support for dispute resolution. The FTA platform can act as an escrow agent through which freight deposits are made to and held by the FTA platform until shippers confirm that the relevant transactions are completed, allowing shippers and truckers to transact with greater assurance. The Group provides round-the-clock,
dedicated customer service and protocols for dispute resolution in a timely manner.

•
Access to Value-added Services
. The Group provides a comprehensive range of value-added services to shippers and truckers, catering to their diverse and complex needs and addressing various pain points. It only collaborates with business partners that have a reliable track record to ensure the quality of value-added services offered to users.

Our Scale and Financial Performance

(1)	in the year ended December 31, 2021.
(2)	as of December 31, 2021.
(3)	in the three months ended December 31, 2021.
(4)	Over 3.5 million truckers fulfilled shipping orders on the FTA platform in 2021, representing approximately 25% of China’s 14.3 million heavy-duty and medium-duty truckers in 2021
We have grown rapidly and reached significant scale in recent years. China’s economy and the Group’s business were impacted by
COVID-19,
particularly in January and February 2020. We saw a strong recovery since March 2020, and achieved significant growth in user base and transaction volume in 2020 despite the impact of
COVID-19.
The FTA platform continued to grow in 2021 although its transaction volume was affected by inclement weather conditions and the
COVID-19
outbreaks in certain parts of China in the second half of 2021 and the suspension of new user registration due to the cybersecurity review since July 2021. The FTA platform had approximately 1.57 million average shipper MAUs in the three months ended December 31, 2021, representing a year-over-year growth of 20.6% from the same period of 2020. As the FTA platform’s matching efficiency continued to improve, its GTV increased significantly and reached RMB262.3 billion (US$41.2 billion) in 2021, representing 50.9% year-over-year growth compared to 2020.
We are at an early stage of monetization. The Group generates revenue primarily from membership fees from shippers, freight brokerage fees from shippers, transaction commission from truckers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. The Group started monetization of online transaction service in the third quarter of 2020. The Group’s total net revenues were RMB2,473.1 million, RMB2,580.8 million and RMB 4,657.0 (US$730.8 million) in the years ended December 31, 2019, 2020 and 2021, respectively. The Group recorded net loss of RMB1,523.7 million, RMB3,470.5 million and RMB3,654.5 million (US$573.5 million) in 2019, 2020 and 2021, respectively. The Group recorded non-GAAP
adjusted net loss of RMB92.8 million in 2019 and
non-GAAP
adjusted net income of RMB281.1 million and RMB450.5 million (US$70.7 million) in 2020 and 2021, respectively.

The Group’s Solutions
The Group provides freight matching services by facilitating transactions between shippers and truckers and connects them with value-added service providers, such as financial institutions, highway authorities, gas stations and insurance companies. The Group’s freight matching services and value-added services are accessible through
Yunmanman
shipper and trucker mobile apps,
Huochebang
shipper and trucker mobile apps,
Shengsheng
Huitouche
mobile app, as well as the
Yunmanman
and
Huochebang
web portals for personal computers. The
Yunmanman
and
Huochebang
mobile apps and web portal and the
Shengsheng Huitouche
mobile app are operated by the consolidated affiliates.
Freight Matching Services
The consolidated affiliates provide a range of freight matching services that cater to the specific needs of shippers and truckers. The Group started its business by operating a freight listing platform, where shippers post shipping orders and truckers contact shippers to secure their next shipping orders. Today, the FTA platform is the world’s largest digital freight platform by GTV in 2021, according to the CIC Report. In 2021, the Group facilitated 128.3 million fulfilled orders with GTV of RMB262.3 billion (US$41.2 billion), representing 78.8% and 50.9% year-over-year growth, respectively. The Group primarily serves the long-haul shipping needs within the FTL segment, and also provide intra-city and LTL logistics services.
The
Yunmanman
and
Huochebang
brands primarily offer inter-city freight matching services, and the
Shengsheng
Huitouche
brand primarily offers intra-city freight matching services.
Freight Matching Process
We set forth below the key steps of the freight matching process, including registration, posting shipping orders, finding and accepting shipping orders, as well as fulfillment and settlement, on the
Yunmanman
mobile apps. Similar functions are available on the
Huochebang
mobile apps,
Shengsheng Huitouche
mobile app and the web portals for personal computers.

Registration
After shippers and truckers download the mobile apps and complete registrations, they become the Group’s registered shippers or registered truckers. To promote honesty and accountability on the FTA platform, we require proof of personal identity from shippers and truckers during registration. We also require additional information, such as business license from shippers and driver’s license from truckers, for them to access a wider range of functions, such as freight brokerage service, on the FTA platform. Screenshots of the registration page of the
Yunmanman
trucker app are set forth below.

Posting Shipping Orders
The freight matching process starts when a shipper posts a shipping order. As part of our efforts to digitalize logistics transactions, we require each shipper to fill out a standard set of cargo information, such as cargo origin, destination, type and size, as well as shipping requirements, such as truck type and loading and unloading time, on the Group’s mobile apps. The use of standardized and detailed order information increases transaction transparency and enables shippers and truckers to reduce the amount of time spent on negotiations. In 2021, 483.1 million shipping orders were posted by shippers on the FTA platform.
Screenshots illustrating order postings on the Group’s shipper apps are set forth below.

Finding and Accepting Shipping Orders
Truckers find suitable shipping orders based on searches or recommendations. Truckers can search for shipping orders with specified filters, such as routes and truck type. The Group’s matching algorithms rank search results based on relevance to truckers. The FTA platform also sends truckers push notifications to recommend suitable shipping orders. The Group’s matching algorithms analyze truckers’ truck type, transaction records, current location and recent searches to determine their preferences as to cargo types and routes, among other factors. Truckers receive recommended shipping orders when the Group’s system identifies suitable cargos located on or near their preferred routes. If truckers are interested in such shipping orders, they may contact shippers through the Group’s mobile apps to finalize the transaction terms.
The Group has rolled out several features to further streamline the transaction process. For example, when posting shipping orders, shippers may elect to use our “tap and go” feature, which allows shippers to post shipping orders with a fixed price. The “tap and go” feature replaces price negotiation between shippers and truckers and shortens the matching time from order posting to order acceptance. Shippers may determine prices based on the recommended prices generated by the Group’s pricing algorithms. The Group’s system assigns shipping orders to truckers on a first-come-first-served basis.
Screenshots illustrating order recommendations on the Group’s trucker apps are set forth below.

Fulfillment and Settlement
For each shipping order, after the parties reach an agreement through direct communication or our “tap and go” feature, the trucker pays a deposit to the FTA platform to secure the shipping order. Such deposits are kept in dedicated bank accounts and cannot be used by us. Navigation function is available on the Group’s mobile apps, enabling truckers to optimize their routes based on relevant variables, such as height, weight and width clearance, tolls, time and distance. Through GPS tracking, shippers are able to check the status of shipments in real time. After shippers and truckers both confirm fulfillment on the Group’s mobile apps, deposits are released back to truckers. Shippers may pay shipping fees to truckers through the Group’s mobile apps. Shippers also have the option to settle shipping fees through other channels. Screenshots illustrating order information, deposit payment and commission payment, as well as navigation on the Group’s trucker apps are set forth below.

Screenshots illustrating the order tracking and GPS tracking functions on the Group’s shipper apps are set forth below.

Freight Listing Service
The Group offers freight listing service through the consolidated affiliates. The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are required to pay membership fees in order to post additional shipping orders. The Group currently offers two tiers of membership. The first tier requires an annual fee of RMB688 and allows a shipper to post up to 100 shipping orders each year. Designed for businesses with highly frequent shipping needs, the second tier requires an annual fee of RMB1,688 and allows a shipper to post up to 1,688 shipping orders each year. From time to time, the Group allows paying members to post additional shipping orders for free as part of its promotional efforts. As of December 31, 2021, the FTA platform had 608 thousand shipper users with active paying memberships.
Freight Brokerage Service
Many shippers prefer to contract with the Group, instead of truckers, to gain better protection from cargo damage, truckers’ demand for fee increase, delays and cancelations, as well as to improve their regulatory compliance. The Group offers freight brokerage service, or the
Manyunbao
feature, through the consolidated affiliates to better serve such shippers. The
Manyunbao
feature is available on the Group’s mobile apps. In 2021, the aggregate amount of shipping and service fees for shipments that used the
Manyunbao
feature reached RMB42.0 billion (US$6.6 billion), representing a year-over-year growth of 92.3% from RMB21.9 billion in 2020.
Shippers who use the freight brokerage service can book shipments through freight matching process or designate truckers of their choice. As freight brokers, the consolidated affiliates enter into shipping contracts with shippers and entrust truckers matched by the FTA platform or designated by shippers, as the case may be, to fulfill the shipping orders. In order to use the freight brokerage service, shippers are required to make prepayments to their accounts on the FTA platform. After the fulfillment of shipping orders, the FTA platform transfers shippers’ shipping fees to truckers and deduct the platform’s service fees from shippers’ accounts. The platform’s service fees are based on a percentage of shipping fees.
The consolidated affiliates assume liability for cargo damages up to RMB20,000 per shipment, and obtain cargo insurance under certain circumstances to mitigate our risk. The consolidated affiliates also offer shippers protection against truckers’ demand for fee increase, delays and cancelations. Shippers who use the freight brokerage service are eligible to receive VAT invoices from us. Shippers can use the Group’s mobile apps to track shipping orders and make payments for shipments using the freight brokerage service.
Online Transaction Service
The Group’s online transaction service further digitalizes the shipping transaction process and enables shippers and truckers to transact more efficiently through the FTA platform. The Group offers online transaction service through the consolidated affiliates. At the inception of each transaction, the Group’s system generates an electronic agreement that specifies the rights and obligations of the shipper and the trucker, including shipping fee as agreed between the shipper and the trucker. We have established transaction rules and standards to promote honest dealings on the FTA platform. Our extensive industry knowledge enables us to align such rules and standards to facilitate transparent and efficient transactions with the expectations of honest market players. For example, truckers are required to pay deposits to the FTA platform to secure shipping orders. Deposits serve as assurance for the timeliness and quality of truckers’ services. On the other hand, truckers can avail themselves of order cancelation protection and shipping fee protection when they use the online transaction service. If shippers cancel shipping orders when truckers are already on their ways to pick up cargos, truckers can collect cancelation fees from the FTA platform to cover the cost of travel. Most of the cancelation fees paid by the FTA platform are reimbursed by canceling shippers in accordance with our transaction rules. Furthermore, shippers may fail to pay shipping fees on a timely basis, and the Group helps truckers collect overdue fees by contacting shippers.
In light of the significant value created by the online transaction service, the Group started to monetize the service in the third quarter of 2020. In the three months ended December 31, 2021, for selected types of shipping orders originating from 105 cities in China, the Group collected commissions from truckers for shipping transactions matched through the online transaction service. The commissions are typically based on the amount of shipping fees provided by shippers. In addition, the Group uses its proprietary pricing models to estimate a reasonable shipping fee for each shipping transaction that is subject to the commissions. If the shipping fee provided by a shipper deviates significantly from the reasonable amount estimated by the Group’s pricing models, the commissions are based on a percentage of the reasonable amount instead. The Group may explore other revenue models to monetize its online transaction service in the future.
Value-Added Services
We provide a range of value-added services primarily through our PRC subsidiaries. These services cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform, while enabling other businesses, such as financial institutions, insurance companies, gas station operators and highway authorities, to participate in our vibrant ecosystem. For shippers, we provide a transportation management system that makes it easy and efficient to track and manage their shipments as well as access to credit and insurance solutions to manage their risks and cash flows. We help truckers manage their operating costs and workflows by providing competitively priced ETC and energy services as well as software solutions for managing traffic ticket records. We also provide access to credit and insurance solutions so the truckers can manage their risks and cash flows. As of December 31, 2021, approximately 3.0 million users used at least one of the Group’s value-added services.
Credit Solutions
We provide truckers with cash credit solutions, which are primarily funded by us through our small loan company, which is one of our PRC subsidiaries, and the trusts established by us. Certain cash loans for truckers are funded by an institutional funding partner, and we guarantee such loans. The term of such loans is typically within 365 days.

In addition, we provide working capital loans to shippers, which are primarily funded by us through our small loan company. Certain working capital loans to shippers are funded by an institutional funding partner, and we guarantee such loans. The term of working capital loans is typically within 180 days.
We assign customized credit limit based on data-driven assessment of borrowers’ creditworthiness. As of December 31, 2021, credit limit for trucker users and shipper users on the FTA platform typically did not exceed RMB50,000 and RMB100,000, respectively. In response to regulatory developments in the credit industry, we plan to take a conservative approach with respect to these business lines.
We implement a rigorous risk management system to address our credit risk exposure. As of December 31, 2021, the total outstanding balance of the on-balance
sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB1,777.7 million (US$279.0 million), and the total non-performing
loan ratio for these loans was 2.0%. Our
non-performing
loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance
sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance
sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. As of December 31, 2021, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.
Insurance Brokerage
The Group partners with insurance companies through a consolidated affiliate, to offer both shippers and truckers a variety of insurance policies related to logistics transactions. For example, truckers can purchase idling insurance, carrier’s liability insurance, shipping fee insurance and accident insurance, and shippers can purchase cargo insurance and accident insurance through the Group’s mobile apps. The insurance policies are underwritten by the Group’s partner insurance companies, and Shan’en Insurance receives commissions from the Group’s partner insurance companies for sales brokered through the FTA platform.
Software Solutions
We have developed a transportation management system for shippers. Shippers use the software system to, among other things, plan transportation routes, track the status of each shipping order and monitor shipping costs. The system is offered free of charge to shippers who use the freight brokerage service. In addition, the Group provides software for managing traffic ticket records for truckers through its mobile apps.
ETC Services
We provide various services related to ETC through one of our PRC subsidiaries. The industry has shifted from ETC debit card to ETC credit card in response to regulatory change. Truckers can apply for ETC cards, review historical ETC payments and top up their accounts through the Group’s mobile apps. We promote ETC cards for highway authorities through the Group’s mobile apps and offline marketing activities. For truckers who apply for ETC cards offline, we encourage them to register their ETC cards with the FTA platform and manage their accounts through the Group’s mobile apps. Depending on our arrangement with highway authorities, we receive service fees from highway authorities or truckers for account openings. We also collect service fees from truckers for account top-up based
on transaction value.
Energy Services
We provide energy services through our PRC subsidiaries. We generate sales leads for gas stations that participate in our energy services program. We recommend these gas stations to truckers on the FTA platform based on truckers’ locations. Truckers can enjoy discounts for diesel and natural gas through the Group’s mobile apps when refueling at these gas stations. We process truckers’ payments on the Group’s mobile apps at gas stations and receive service fees from gas station operators based on sales volume. In addition, we facilitate wholesale of fuel to fleet or shipper customers and receive service fees from gas station operators based on sales volume.
Our Nationwide Network
We have a nationwide network of shippers and truckers and facilitate shipments across China. We have built a vibrant ecosystem of millions of shippers and truckers. In the three months ended December 31, 2021, the Group’s average shipper MAUs reached approximately 1.57 million. In 2021, 3.54 million truckers fulfilled shipping orders on the FTA platform. Approximately 25% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on the FTA platform in 2021, according to the CIC Report. In 2021, the Group facilitated 128.3 million fulfilled orders with GTV of RMB262.3 billion (US$41.2 billion), representing 78.8% and 50.9% year-over-year growth, respectively. The FTA platform supports a dense network of nationwide routes connecting every prefecture-level city in China with hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a high entry barrier to potential competitors.
The Group endeavors to provide
one-stop
solutions that address demands for road transportation services, and we plan to further expand and refine the Group’s service offerings, thereby connecting with more ecosystem participants and enhancing the network effects of the FTA platform.
Shippers
The Group has an extensive shipper base across China. The Group’s shipper base comprises third-party logistics companies, direct shippers, and truck brokers, covering a wide variety of industries with diverse shipping needs and cargo types. The principal categories of cargos the Group matches on the FTA platform include fresh produce, grain and grain products, livestock, other agriculture produce, metals, minerals, construction materials, industrial chemicals and plastics, as well as paper products. Cargos within the same principal category often vary significantly from each other and may require different types of trucks for shipments. The Group provides logistic solutions to companies of all sizes, from small business owners to major express delivery companies and manufacturers. The FTA platform offers shippers compelling value propositions, including access to reliable truckers and cost savings.
Truckers
The Group has a large network of reliable truckers. Truckers are not the Group’s employees, and most of the truckers on the FTA platform are individual owner-operators, who operate a vehicle pool that can satisfy diverse shipping needs, ranging from
1.8-meter-long
minivans to
17.5-meter-long
heavy-duty trucks. The principal types of trucks on the FTA platform include:

•	Dry Van Trucks ( 箱式卡车 ). Equipped with a steel compartment, a dry van truck offers aerodynamic and weather protection and is typically used to carry high value consumer products.

•
Flatbed Trucks
(
平板卡车
). A flatbed truck (including drop-deck truck) has a heavily reinforced steel platform with no roof or walls to the side. Flatbed trucks are typically used to move heavy cargo, such as steel plates and steel coils.

•
Stake Body Trucks
(
高
栏
卡车
). A stake body truck is a flatbed truck with stake sides. Stake body trucks are typically used to transport light cargo, such as cargo packed in cardboard boxes and consumer products.

Diagrams illustrating these three major types of trucks by length are set forth below.

Dry Van Trucks

4.2m
2-Axle

6.8m
2-Axle

9.6m
3-Axle

9.6m
4-Axle

13m
5-Axle

17.5m
6-Axle

Flatbed Trucks

4.2m
2-Axle

6.8m
2-Axle

9.6m
3-Axle

9.6m
4-Axle

13m
5-Axle

17.5m
6-Axle

Stake Body Trucks

4.2m
2-Axle

6.8m
2-Axle

9.6m
3-Axle

9.6m
4-Axle

13m
5-Axle

17.5m
6-Axle

The table below summarizes ranges of truck length available in each major truck type described above and the typical corresponding route and maximum cargo weight. In general, trucks with a cargo weight between four to eight tons are classified as medium-duty trucks, while those with a cargo weight of eight tons or above are classified as heavy-duty trucks.

Truck Length	Typical Route	Maximum Cargo Weight
4.2 meters	short-to-medium-haul	2.5 tons
6.8 to 9.6 meters	medium-to-long-haul	8 to 19 tons
13 to 17.5 meters	long-haul	25 to 33 tons
In addition, specialized vehicles are available on the FTA platform to satisfy shippers’ various shipping needs, such as temperature-controlled trucks (including refrigerator trucks) to transport perishable goods, dump trucks to move construction materials, low-bed
trucks to haul heavy equipment, wing trucks for better weather resistance and easy loading and minivans for intra-city shipping orders. The FTA platform offers truckers compelling value propositions, including access to reliable shippers, cost savings and enhanced income.
Other Ecosystem Participants
The Group’s ecosystem also creates significant value for other ecosystem participants, such as major financial institutions, insurance companies, gas station operators, highway authorities, automakers and dealers, by helping them better serve industry participants in the road transportation market.
The Group’s Technology
Technology is critical to the Group’s success and powers the dynamic and large-volume interactions on the FTA platform. The Group has transformed the transaction processes in China’s road transportation market by leveraging its vast database and core technologies. The Group’s research and development team and cloud-based technological infrastructure enable it to continuously introduce new innovations and offer high quality user experience. The Group will continue to develop and deploy software, operating systems, and infrastructure that cater to a holistic set of shipper and trucker needs, creating value for them and enhancing their stickiness to the FTA platform. This includes infrastructure and technology that cater to the end-to-end
intra-city and LTL logistics value chains.
The Group serves a market that used to operate based on a massive amount of non-digitalized
and
non-standardized
information, spanning a wide range of categories with varying degrees of accuracy and completeness. The Group digitalizes and standardizes such information to efficiently match shippers with truckers. Over the course of operating our business, the Group has developed a vast and comprehensive database relating to shippers, truckers, cargos, trucks, and highways, which contains basic information provided by users as well as a massive amount of user behavioral data, transaction data and industry data. Such data offer the Group valuable insights, create a high entry barrier for potential competitors and give it a significant competitive advantage. In particular, the Group constantly refines its algorithms with the data collected from the FTA platform, enabling better user experience and driving user engagement. This builds up the virtuous cycle, which is self-reinforcing and underpins the sustainability of the Group’s business model.
The Group is committed to protecting platform users’ data privacy and security. The Group’s data is used to develop and enhance its data and analytical capabilities to optimize its solutions and maximize its operational efficiency.
The Group’s Core Technologies
The Group’s core technologies are primarily applied to its freight matching services and form an important aspect of its competitive moat. The Group has transformed the transaction processes in China’s road transportation market by leveraging its core technologies, which are set forth below.

Data Labeling
The Group’s data labeling technology systematically categorizes and structuralizes data relating to truckers, trucks, freights, routes and road transportation scenarios in China, and the Group is a pioneer in taking this approach in the industry. The Group’s technology identifies data features of the underlying data such that the data labels are informative. To optimize the accuracy of data labels, the Group uses a human-in-the-loop
machine learning (HITL ML) approach, whereby the machine learning model uses human-provided labels to learn the underlying patterns, and human involvement is maintained to validate a machine learning model’s predictions as right or wrong at the time of training. The trained and validated model is then used to make predictions of labels on new data. Data labelling improves the Group’s big data analytics capability and is essential for the training of AI models.
Big Data Analytics
The Group’s big data analytics technology is capable of analyzing complex, massive datasets from numerous road transportation scenarios occurring on the FTA platform, which is the world’s largest digital freight platform, on a real time basis. Freight matching at such large scale requires the ability to process a large volume of data with numerous analytical dimensions. In addition, in contrast to regional car-hailing
or intra-city freight platforms, the Group’s digital freight platform has a highly dense network of nationwide routes with different transportation conditions. Management and scheduling of transportation at a national scale involves analyzing a massive amount of non-standardized
and multi-dimensional data points with varying degrees of accuracy and completeness. The Group’s data analytical system can efficiently handle such complex computing tasks.
AI Algorithms
The Group uses AI algorithms to intelligently and accurately match truckers with shippers, as well as to accurately price shipments. The Group’s AI technology enables it to deliver superior experience and innovative features to platform users.

•
Matching Algorithms
. The Group’s matching algorithms are mainly used in two scenarios: search and recommendation of shipments. With respect to searches, relevant shipments are pulled based on a trucker’s searching criteria, such as routes and truck type. The matching algorithm predicts the trucker’s probability of accepting an order based on the correlation between the freight labels and the trucker labels. The search results are then ranked taking into account such probability. With respect to recommendations, the algorithm analyzes transaction records, current location and recent searches to determine truckers’ preferences such as freight types and routes. Truckers receive recommended shipping orders when the system identifies suitable freights located on or near truckers’ preferred routes.

•
Pricing Algorithms
. The Group’s machine learning-based pricing algorithms estimate freight prices, which are used by shippers as references in price negotiations. The pricing methodology depends on the availability of comparable historical transaction data. If a shipping order fits into a standardized category, the recommended price of such shipping order will be based on the average price of recent transactions within such category. If a shipping order does not fit into any standardized category, the system estimates the price using a machine learning model (clustering + lightGBM) that has been trained with a massive amount of historical transaction data. The Group’s clustering algorithms help create groups of observations that are similar to each other in terms of how the value of their features affects their prediction. LightGBM is a fast, distributed, high-performance gradient boosting framework based on decision tree algorithms, which is used for ranking, classification and many other machine learning tasks. LightGBM has the advantages of faster training speed, high-efficiency parallel training, better model accuracy and fast processing of massive data. By clustering data affecting pricing and applying such data to LightGBM model, the Group obtains more accurate results in price estimation.

Knowledge Graph
Leveraging the strength of the Group’s big data analytics and AI technologies, the Group pioneered the construction of a knowledge graph among its industry peers, according to the CIC Report. The Group’s knowledge graph is a knowledge base that uses a graph-structured data model to store and organize a massive volume of real world data. The knowledge graph is constructed by extracting semi-structured and unstructured data on the Group’s systems and using intelligent model to classify such data into different entities and relationships based on real world applications in the road transportation industry. This is achieved through evaluating and analyzing a massive amount of data. Such knowledge graph transforms multi-element and multi-modal data into a holistic semantic network containing hundreds of millions of nodes and hundreds of thousands of relationships, making data easily accessible for applications in our different services, particularly freight matching. Freight matching involves identifying layers of associations between different subjects, which leads to nuanced understanding of a concept, such as textual inputs a trucker uses to search for shipments on the FTA platform. The Group’s knowledge graph shows the complex connections between different subjects in China’s road transportation industry, such as shippers/truckers, trucks, cargos, routes and gas stations. By doing so, the knowledge graph stores the platform’s business logics, which explain matchings made on the platform, and enables our AI algorithms to use the logics or connections to deliver better search results and recommendation of shipments, resulting in better matching results. For example, by showing a connection between a trucker and his frequent routes using our knowledge graph, the Group’s AI algorithm can better predict the trucker’s intent to find shipments based on his current location and recommend suitable orders. In addition, when a trucker searches for a particular type of cargo, the connections (such as the relationships between the trucker and his past shipments or routes) shown by the knowledge graph enable our AI algorithms to provide better matching results.
IoT
The Group’s innovative applications of IoT technology deliver better user experience to shippers and truckers. For example, the Group’s use of IoT technology in cold chain transportation enables shippers to continuously monitor temperature-sensitive cargo effectively and economically. The Group’s solution utilizes (i) wireless sensors installed on temperature-controlled trucks, (ii) gateways that receive the sensor data and pass the data to our system, and (iii) an easy-to-use,
proprietary mobile application for shippers to monitor temperature remotely and in real time.
The Group’s Technological Infrastructure
The Group’s technological infrastructure is currently deployed, and the Group’s data is currently maintained, on customized cloud computing services. The Group currently relies on our two data centers, as well as third-party cloud services for our computing, storage, bandwidth, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. The Group has the capability to operate and serve during outbreaks related to servers, cables and power in data center scale. Even in the extreme hypothetical situation where both of the Group’s data centers are out of service, it would be able to restore to full service with its multi-layer backup system in a relatively short time. As of the date of this annual report, the Group has not experienced any service outbreak that materially affected its business operation.
Operational Excellence
We pride ourselves on having transformed and digitalized one of the most traditional industries in China. In addition to the Group’s technology capability, our success can be attributed to a high level of execution precision and operational excellence which transcend all aspects of the Group’s operations and have enabled the FTA platform to emerge as the leading player among digital freight platforms. In particular, the Group’s feet-on-the-street
operations team, whom we call the ground force, has been instrumental in the Group’s initial user acquisition efforts. During the Group’s early days, the ground force went deep into towns and counties, hitting up logistics parks one by one, rain or shine, to promote the FTA platform and services to truckers and shippers. They operate with high level of discipline and precision and are bound by a strong sense of camaraderie. The ground force were the major force behind the Group’s development milestones, laying the foundation to bolster the Group’s future growth. Today, the ground force continues to be in the frontline for the implementation of the Group’s new initiatives and provides an instantaneous feedback loop for the Group’s efforts.
Environmental Sustainability and Social Responsibility
The Group believes its long-term success rests on its ability to make positive impacts on its environment and society. The Group is committed to being an exemplary corporate citizen working towards the goal of sustainable logistics services by increasing efficiency in the shipping network in China and globally. The Group focuses on the following core values:

•	Environmentally Friendly . The nature of the Group’s services is inherently environmentally friendly.

•
Socially Responsible
. The Group is committed to offering services and solutions that meet the high quality standards of shippers and improve truckers’ ability to manage their driving uptime and safety.

•
Quality Governance
. The Group’s senior management team is held in high regard for its strong focus on business ethics. To maintain high standards of corporate standards, the Group currently has two independent directors.

The Group believes its core values are aligned with the United Nations Sustainable Development Goals, particularly those related to industry, innovation and infrastructure, climate action, decent work and economic growth, and sustainable cities and communities.
Our ESG Achievements
The Group is a pioneer in designing and developing a digital, standardized and smart logistics infrastructure, which plays an important role in encouraging sustainable development and empowering communities. Every empty truck running on the road wastes fuel, and the FTA platform contributes to a cleaner environment by reducing such wasteful situations. Additionally, the FTA platform benefits the environment by reducing the number of shipments through higher efficiency of loads. According to a research report by the Transport Planning and Research Institute of the PRC Ministry of Transport in 2021, which is commissioned by us, it is estimated that the FTA platform helps reduce carbon emissions by approximately 14.2 million metric tons annually. The Group is also investing in a company that develops autonomous truck driving technology, which it believes will significantly improve fuel efficiency, enhance safety and reduce carbon emissions. In addition, the Group plans to collaborate with ecosystem participants to promote the use of clean energy-powered trucks to further reduce environmental impact.
Some of the truckers on the FTA platform are individual owner-operators from low-income
communities. The FTA platform significantly increases their earnings potential by reducing their idle time and wasted mileage. In addition, before the launch of the FTA platform, the road transportation market in China was fraught with poor behaviors from both shippers and truckers who took advantage of the information asymmetry in the vast and fragmented market. The FTA platform establishes rules to protect the interests of honest market players and promote a healthy road transportation market. For example, the Group helped truckers collect late payments in the amount of RMB905 million from shippers in 2021.
The Group took a proactive role to combat the
COVID-19
pandemic in China. During a
60-day
period from January 25 to March 24, 2020, the FTA platform facilitated nearly three million tons of cargo shipments, including daily necessities and medical supplies, to or from Hubei Province, where residents suffered considerable hardship due to mandatory lock-downs. In addition, the Group made several financial relief offers to platform users in February 2020. The Group offered eligible users from Hubei Province up to 20% discount off their interest payments and reduced or waived penalty fees on overdue loans. The Group also allowed platform users with good credit history to apply for loan extensions.

The Group sponsored a trucker assistance foundation with the mission of helping truckers in need, particularly truckers who suffered incapacitating injury or illness and their families. The Group is exploring other initiatives to better serve truckers, such as a collaboration with its ecosystem participants to set up truck stops that offer food and resting areas to truckers.
Personal Data and Privacy
The Group is committed to complying with data privacy laws and protecting the security of user data. The Group mainly collects and stores data relating to background information of shippers and truckers, such as name, mobile phone number and identity card number. The Group also collects transactional data for freight matching, including attributes and locations of cargos and models and sizes of trucks. Such information is collected with prior consent from platform users in accordance with applicable laws and regulations. The Group’s data usage and privacy policy, which is provided to every user of the Group’s mobile apps, describes its data practices. Specifically, the Group undertakes to manage and use the data collected from users in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of user data and will not disclose sensitive user data to any third party without users’ approval except under legal requirement.
The Group’s data protection and privacy policies are focused on ensuring that: (i) the Group’s collection of personal data is conducted in accordance with applicable laws and regulations and (ii) personal data the Group collects is reasonable for the purposes for which they are collected. The Group’s policies are administered by its security department and legal department.
The Group collects personal data for the stated purpose as authorized by the user and in compliance with its policies and applicable laws and regulations. The Group’s security department and legal department are responsible for reviewing and approving the testing or launching any service or product that collects personal data, and monitoring data collection practices on an ongoing basis.
The Group stores all data in the PRC primarily in two cloud databases based on MySQL open-source technology. User data are stored in encrypted format. The Group’s main cloud database allows its data and application to be hosted in multiple locations to improve performance and uptime. The Group backs up its user data and operating data on a regular basis in back-up
database maintained by a separate cloud provider to minimize the risk of user data loss or leakage. The Group performs back-up
recovery tests regularly to examine the status of the
back-up
system.
The Group controls and monitors employees’ access to its IT systems, and limit any access to data based on necessity and maintain records of data access. The Group grants different levels of data access right to employees based on their responsibilities and subject to expiry date, and review necessity before extending access right. The Group’s policies require products and services that involve access to or processing of sensitive data to be subject to separate assessment and approval procedures and monitor employee’s access to such data.
The Group encrypts its data transmission, especially user data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. The Group adopts Application Programming Interface (API) security measures, which segregate its internal databases and operating systems from its external-facing services and intercept unauthorized access. The Group does not share with, transfer or disclose personal data to any third-parties except for certain limited circumstances, including when it is expressly authorized by platform users and necessary to fulfill our services to platform users, or in compliance with the applicable laws and regulations. In circumstances where the Group makes third-party product or service that collects personal data available on the FTA platform pursuant to its cooperation arrangements with its business partners, the Group’s policies ensure that platform users’ data are adequately protected. The Group maintains a strict vetting process before allowing such cooperation to ensure the integrity of its business partners, and monitor and periodically review data collection practices of its business partners. The Group will terminate cooperation arrangement with third parties immediately if it detects any material security risk. The Group de-sensitizes
user data by removing personally

identifiable information when sharing data with its business partners. The Group requires its business partners to strictly follow the terms of authorization and the scope of usage set forth in the relevant agreements with platform users when processing and analyzing their data.
In addition, the Group uses third-party cybersecurity companies to conduct regular penetration tests to identify weaknesses in its system and evaluate its security. Whenever an issue is discovered, the Group takes prompt actions to upgrade its system and mitigate any potential problems that may undermine the security of its system. The Group conducts periodic internal security review and uses a variety of technologies to protect the data. The Group maintains cybersecurity contingency plan and regularly conducts drills to test its incident detection and response strategies. The Group believes its policies and practice with respect to data privacy and security are in compliance with applicable laws and with prevalent industry practice in all material respects.
Customer Services
The Group has established a customer services committee headed by its chief customer officer to oversee customer services and the implementation of rules and policies designed to protect the interests of the FTA platform users.
As of December 31, 2021, the Group’s customer service team consisted of 786 members, and its customer service is available on a 24/7 basis. Users can submit inquiries and complaints through the Group’s mobile apps or calling its customer service hotline. The Group is committed to addressing user inquiries and complaints in a prompt and fair manner. The Group offers
AI-powered
automated customer service, which can solve its customers’ problems more efficiently. The Group also uses its data insights to analyze customer service needs and proactively address issues. This is complemented by the ground force who helps the Group better understand user behavior and needs through personal connections and face-to-face
meetings, which supplements the data insights the Group accumulates through its online platform and enables the Group to better serve its ecosystem participants.
The Group implements rules to address common bad behaviors of ecosystem participants, such as order cancelation, misrepresentation of cargo information or nonpayment of shipping fees by shippers and late or poor service by truckers. The Group designed these rules based on its extensive industry knowledge and data insights. For example, the Group sets penalty standards for order cancelation by shippers or truckers and requires deposits from truckers to secure shipping orders. Parties that violate the Group’s rules may be banned from the FTA platform in the future. The Group also offers a robust ratings system that allows truckers to review shippers. Highly-rated shippers enjoy privileges such as membership discount and priority in posting shipping orders.
The Group is committed to protecting the interests of all of the FTA platform users. The Group has recruited customer experience officers from its frequent users and have periodic meetings with them to collect their feedback, which the Group will use to adjust and/or improve its products, services, as well as features and functions on the FTA platform.
Sales and Marketing
While the Group’s current scale and compelling value propositions attract shippers and truckers organically to the FTA platform through word-of-mouth
referrals, the Group also engages in online marketing through various channels, such as app store advertising, popular search engines and social media platforms. The Group supplements its online marketing efforts with the ground force’s personal connections and face-to-face
meetings. The Group leverages its data insights to optimize the efficiency of its marketing activities, and the Group is able to acquire users in a cost-effective manner.
The CRO announced the initiation of a cybersecurity review of the
Yunmanman
apps and
Huochebang
apps on July 5, 2021, which remains ongoing as of the date of this annual report. These mobile apps were required to suspend new user registration in China during the review period.

Competition
The Group designs and develop a digital, standardized and smart logistics infrastructure that serves both shippers and truckers and connect other ecosystem participants. The Group believes no other industry participant with a meaningful scale in China has applied a similar marketplace model. However, the Group faces competition from regional players in local markets and players that focus on certain segments of the road transportation market.
The Group also competes with other companies for value-added services that cater to various essential needs of shippers and truckers. Players that focus on certain segments of the road transportation market may enter into new segments in which the Group operates and compete with it. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future. The Group believes that its competitive advantage over existing and potential competitors lies in its large platform with powerful network effects, industry-wide logistics infrastructure that is digital, standardized and smart, comprehensive logistics and value-added services that drive increasing user engagement, proprietary and innovative technologies, and experienced management with technology and logistics expertise.
Employees
As of December 31, 2019, 2020 and 2021, the Group had a total of 3,856, 4,059 and 7,103 employees, respectively. The following table sets forth a breakdown of the Group’s full-time employees categorized by function as of December 31, 2021.

Function	Number of employees	% of total employees
Customer services and operations	1,062	15.0
Research and development	1,688	23.8
General and administration	550	7.7
Sales and marketing	3,803	53.5
Total	7,103	100.0

As of December 31, 2021, all of the Group’s employees were based in China. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has been able to attract and retain talented personnel and maintain a stable core management team.
As required by PRC regulations, the Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. The Group is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of the Group’s employees, up to a maximum amount specified by the local government regulations from time to time. The Group enters into standard labor, confidentiality and non-compete
agreements with its employees. The
non-compete restricted period
typically expires two years after the termination of employment, and the Group agrees to compensate the employee with a certain percentage of his or her pre-departure salary during
the restricted period.
None of the Group’s employees are currently represented by labor unions. We believe that the Group maintains a good working relationship with its employees and the Group did not experience any significant labor disputes or any difficulty in recruiting staff for its operations.
Facilities
The Group maintains a number of leased properties and do not own any properties. The Group leases 26,000 square meters of office space in Guiyang, Guizhou Province, primarily for corporate administration and 32,614 square meters of office space in Nanjing, Jiangsu Province, primarily for corporate administration and research and development. In addition, the Group leases office spaces in Beijing, Shanghai and Chengdu to house its personnel engaged in platform operations, regional corporate administration and technology support.
We intend to add new facilities or expand the Group’s existing facilities as the Group scales up its business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.
Intellectual Property
The Group has developed a number of proprietary systems and technologies, and our success depends on the Group’s ability to protect its core technologies and intellectual property. The Group utilizes a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect its proprietary rights. As of December 31, 2021, the Group had 111 patents, 259 pending patent applications, 944 registered trademarks and 43 pending trademark applications in China. As of December 31, 2021, the Group also had 214 registered software copyrights in China and 140 registered domain names. As of December 31, 2021, the Group had 20 registered trademarks in other countries, including India, Russia and Vietnam.
Insurance
The Group maintains property insurance, employer’s liability insurance and drivers’ liability insurance. Pursuant to PRC regulations, the Group provides social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees based in China. The Group does not maintain business interruption insurance or key-man insurance.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The Group’s insurance coverage strategy may not be adequate to protect it from all business risks or, if insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of the Group’s business, or if we fail to comply with regulations governing insurance coverage, the Group’s business could be harmed.” We believe that the Group’s insurance coverage is in line with the industry and adequate to cover its key assets, facilities and liabilities.
Legal Proceedings and Compliance
During 2019, 2020 and 2021 and as of the date of this annual report, we had not been involved in any litigation, arbitration or administrative proceeding against us that could have a material and adverse effect on the Group’s business, financial condition or results of operations, except as disclosed below. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
Shareholder Class Action Lawsuits
In July 2021, we and certain of our current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. Since then, two additional actions have been filed in the Eastern District of New York and the Supreme Court of the State of New York. In October 2021, the two actions in the Supreme Court of the State of New York were consolidated. The actions are brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our initial public offering in the United States (“US IPO”). All the complaints allege violations of the Securities Act based on allegedly false and misleading statements or omissions in our registration statement issued in connection with the US IPO. In November 2021, a consolidated amended complaint was filed in the Supreme Court of the State of New York, which we moved to dismiss in January, 2022. Plaintiffs filed their opposition to our motion to dismiss in March, 2022. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

The litigation process may utilize a material portion of our cash resources and divert a significant amount of our management’s attention and other resources from the Group’s business and operations, all of which could harm the Group’s business. If adversely determined, we may be required to pay significant damages, which could have a material adverse effect on the Group’s financial condition and results of operations. In addition, any such class action lawsuits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.
Pending Cybersecurity Review
The CRO announced the initiation of a cybersecurity review of the Yunmanman apps and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps are required to suspend new user registration. As a result, the Group has been suspending new user registration on
Yunmanman
and
Huochebang
apps since July 2021, which has started to have an impact on the Group’s business and results of operations. The Group’s net revenues for the six months ended December 31, 2021 were RMB2,671.0 million (US$419.1 million), representing a 34.5% increase on a sequential basis from RMB1,986.0 million for the six months ended June 30, 2021 and a 68.5% increase on a year-over-year basis from RMB1,585.3 million for the same period last year. However, some of the Group’s key operating metrics experienced sequential decline, which was in part attributable to the suspension of new user registration. For example, the number of fulfilled orders facilitated through the FTA platform decreased sequentially in the third and fourth quarters of 2021 from the respective previous quarters, and the GTV facilitated through the FTA platform decreased sequentially in the third quarter of 2021 from the second quarter of 2021.
The cybersecurity review remains ongoing as of the date of this annual report. While the Group has been fully cooperating with the CRO to facilitate its cybersecurity review process, we cannot predict when the review will be completed, what will be the CRO’s findings upon completion of the review, or what penalties may be imposed on the Group. We cannot assure you that the Group will not be found to have non-compliances
or other violations of applicable PRC laws and regulations or will not be penalized upon completion of the review. If the Group were found to be in violation of applicable laws and regulations of the PRC during the cybersecurity review, the Group could be subject to administrative penalties, such as warnings, fines, service suspension, removal of the Group’s apps from the relevant app stores, revocation of relevant business permits or licenses, or penalties of other nature that may cause material adverse impact on us. As a result, the Group’s business, results of operations and financial condition could be materially and adversely affected.
Licenses, Permits and Approvals
The below table sets forth material permissions and/or licenses we have obtained for the Group’s operations in China. The Group has received all material permissions that are, or may be, required for its operations in China, including the operations of the Group VIEs. No material permission has been denied from us by relevant authorities in China. To enhance the experience of shippers, truckers and other ecosystem participants, we offer various auxiliary functions, content and value-added services through the FTA platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions, content and services. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain licenses, permits or approvals applicable to the Group’s business, we may become subject to significant penalties and other regulatory proceedings or actions.”
In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our Group VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. The CRO announced the initiation of a cybersecurity review of the
Yunmanman
apps and
Huochebang
apps on July 5, 2021. The cybersecurity review remains ongoing as of the date of this annual report. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The Group is currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect its business, results of operations and financial condition; and Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.”

License/Permit	Holder	Grant Date	Expiration Date
Value-Added Telecommunication Business Operation License	Manyun Software	January 5, 2022	January 5, 2027

Value-Added Telecommunication Business Operation License	Manyun Software	August 21, 2018	August 21, 2023

Internet Culture Operating License	Manyun Software	November 27, 2019	November 26, 2022

License for Production and Operation of Radio and TV Programs	Manyun Software	April 30, 2021	April 30, 2023

Permit for Road Transport Business	Manyun Software	March 29, 2022	December 31, 2023

Approval of the Establishment of Huochebang Microfinance	Guizhou Huochebang Microfinance Co., Ltd., or Huochebang Microfinance	July 13, 2016	N/A

Approval of the Operation of Huochebang Microfinance	Huochebang Microfinance	December 15, 2016	N/A

Permit for Insurance Brokerage Business	Shan’en Insurance	March 5, 2018	March 4, 2024

Permit for Road Transport Business	Shan’en Technology	December 16, 2021	December 15, 2024

Value-Added Telecommunication Business Operation License	Shan’en Technology	January 4, 2022	December 19, 2026

Value-Added Telecommunication Business Operation License	Hainan Manyun Software Technology Co., Ltd, or Hainan Manyun	May 22, 2020	May 22, 2025

Permit for Road Transport Business	Hainan Manyun	June 3, 2020	June 2, 2024
Regulatory Matters
The following is a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment
The establishment, operation and management of companies in PRC are governed by the Company Law of PRC, or the Company Law, which was promulgated by the SCNPC on December 29, 1993, came into effect on July 1, 1994 and was most recently revised on October 26, 2018. The Company Law is applicable to both PRC domestic companies and foreign-invested companies, while the investment activities of a foreign investor shall be governed by the Foreign Investment Law of PRC and its implementation rules.
On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law of PRC or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of PRC and the Wholly Foreign-owned Enterprise Law of PRC, and become the legal foundation for foreign investment in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC which include any of the following circumstances: (i) a foreign investor, solely or jointly with other investors, establishing a foreign-invested enterprise within PRC; (ii) a foreign investor acquiring shares, equity interests, property portions, or other similar rights and interests of an enterprise within PRC; (iii) a foreign investor, solely or jointly with other investors, investing in any new project within PRC; and (iv) investment of other methods as specified in laws, administrative regulations or as stipulated by the State Council by any foreign investor.
To ensure the effective implementation of the Foreign Investment Law, the Regulations on Implementing the Foreign Investment Law of PRC, or the Implementation Regulations, was promulgated by State Council on December 26, 2019 and came into effect on January 1, 2020, which further provides that, among others, (i) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance
thereafter; (ii) the provisions regarding transfer of equity interest and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise. In order to coincide with the implementation of the Foreign Investment Law and the Implementation Regulations, the MOFCOM, and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises, shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system.
According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List, and pursuant to which the foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for making investment in “restricted” industries and the NDRC and the Ministry of Commerce issued the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took effect on January 1, 2022. The 2021 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2021 Negative List, foreign investors shall not make investments in prohibited industries as specified in the negative list, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Industries not listed in the 2021 Negative List shall be regulated according to the principle of equal treatment of domestic and foreign investments.

Regulations Related to Value-added Telecommunications Services
Regulations on Value-added Telecommunications Services
The Telecommunications Regulations of PRC, or the Telecommunications Regulations, as promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, and define the “value-added telecommunications services” as “telecommunications and information services provided through public networks”. The State Council The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, classifies internet information services into “commercial internet information services” which refers to the provision with charge of payment of information or website production or other service activities to online users through the internet, and
“non-commercial
internet information services” which refers to the provision with free of charge of information that lying in the public domain and can be assessed by online users through the internet. The ICP Measures provides that a commercial internet information services provider must procure a value-added telecommunications business operating license from the appropriate telecommunications authorities.
On December 28, 2015, the Ministry of Information Industry of PRC, or the MII, which is the predecessor of the Ministry of Industry and Information Technology, or the MIIT) promulgated the Classification Catalogue of Telecommunications Services (2015 version), or the Classification Catalogue, which was last amended on June 6, 2019. Pursuant to the Classification Catalogue, the information services provided by the company through fixed networks, mobile networks and the Internet are all value-added telecommunications services.
Moreover, the Administrative Measures on Telecommunications Business Operating Licenses (2017 version), or the Licenses Measures, promulgated by the MIIT in July 2017 and came into effect in September 2017, set forth more provisions to specify the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under the Licenses Measures, a commercial operator of value-added telecommunications services must first obtain a value-added telecommunications services license and operate its telecommunications business in accordance with the type of telecommunications business that lies within the scope of business coverage as stated in its business permit, and pursuant to the provisions of the business permit. Otherwise, such operator might be subject to sanctions. The consolidated affiliates and their subsidiaries hold licenses for value-added telecommunications services covering online data processing and transaction processing business and internet information services.
Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services
According to the 2021 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in
e-commerce
operation business, domestic multi-party communication business, information storage and re-transmission
business or call center business. Specially, pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and most recently amended on February 6, 2016, foreign-invested value-added telecommunication enterprises in the PRC shall be established as Sino-foreign equity joint ventures, and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%. In addition, the main foreign investor investing in a value-added telecommunications enterprise in the PRC shall demonstrate a positive track record and experience in operating a value-added telecommunications business. This requirement regarding the main foreign investor will be repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, or the Decision, on May 1, 2022. As of the date of this annual report, the Decision has not become effective, and due to the lack of further clarification or detailed rules and regulations, there are still uncertainties regarding the interpretation and implementation of the Decision.

On July 13, 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, according to which, a foreign investor in the telecommunications service industry in the PRC must establish a foreign invested enterprise and apply for a telecommunications business operation license, while a domestic company that holds a value-added telecommunications business operation licenses is prohibited from leasing, transferring or selling the license to foreign investors in any means, and from providing any assistance, including providing resources, sits or facilities, to foreign investors that illegally conduct value-added telecommunications business in the PRC.
Regulations Related to Road Transportations
The Regulations on Road Transportation of PRC, promulgated by the State Council on April 30, 2004 and most recently amended on March 2, 2019, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the MOT on June 16, 2005 and last amended on June 20, 2019, requires that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 with relevant driving licenses and (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less) requisite knowledge, and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.
On April 15, 2016, the Stated Council promulgated the Opinions of the General Office of the State Council on
In-depth
Implementation of the “Internet + Circulation” Action Plan, among which the pilot program in non-vehicle
operating carriers for road freight transportation is first time raised and non-vehicle
operating carriers within the scope of the pilot program is allowed to provide transport service. On August 26, 2016, the MOT promulgated the Opinions of the General Office of the MOT on Promoting the Pilot Reform and Accelerating the Innovative Development of
Non-vehicle
Operating Carrier Logistics, according to which provincial transport departments shall formulate and implement pilot implementation plans from October 2016 to November 2017.
Since November 2017, a series of regulations regarding the operation of non-vehicle
operating carriers, including the Notice on Further Promoting the Pilot Program of
Non-vehicle
Operating Carriers on November 15, 2017 and the Notice on Promoting Pilot Work for
Non-vehicle
Operating Carriers on April 8, 2018 were promulgated by the MOT. Jiangsu Provincial Department of Transportation also issued a Notice on Further Promoting the Pilot Work for
Non-vehicle
Operating Carriers’ Road Freight on March 13, 2019. Later, on the basis of systematically summarizing the pilot work of non-vehicle
operating carriers, on September 6, 2019, the MOT and the SAT jointly issued the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, or the Interim Measure of Road Freight Transport, which took effect on January 1, 2020, and, pursuant to which, “online freight operation” refers to the road freight transport operation activities in which an operator integrates and allocates transport resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the Interim Measure of Road Freight Transport, besides the road transportation permit with the business scope of online freight transport, the operators of online freight transport business shall also meet the requirements on commercial internet information service pursuant to the ICP Measures. In addition, the operators of online freight transport business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related
materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the
E-Commerce
Law of PRC, the Law on the Administration of Tax Collection of PRC and its implementing rules. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with operating scope of online freight transport operation to qualified online freight operators.

The term of effect of the Interim Measure of Road Freight Transport is two years since January 1, 2020. On December 31, 2021, the MOT and the SAT jointly issued the Announcement of Extending the Validity of the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, according to which the term of effect of the Interim Measure of Road Freight Transport was extended to December 31, 2023.
On September 24, 2019, the MOT promulgated three guidelines on the road freight transport operation on online platform, including the Service Guidelines on the Road Freight Transport Operation on Online Platform, the Guidelines on the Construction of Provincial Online Freight Information Monitoring System and the Access Guidelines on the Ministerial Online Freight Information Interaction System, all of which came into effect at the same date. Among those, the Service Guidelines on the Road Freight Transport Operation on Online Platform sets forth that the services provided by online freight operators shall meet the requirements include: (i) obtaining the value-added telecommunication business operation licenses, (ii) complying with state’s requirements for graded protection of information system security, (iii) connecting to the provincial online freight information monitoring system, and (iv) equipped with features including information release, online transaction, full-process monitoring, online financial payment, consultation and complaint, query statistics and data retrieval.
Regulations Related to Credit Solutions
Regulations on Small Loan Business
In May 2008, the China Banking Regulatory Commission, or the CBRC, and the People’s Bank of China, or the PBOC, jointly promulgated the Guidance on the Pilot Operation of Small Loan Companies, or the Pilot Guidance, pursuant to which a micro credit company is a company that specializes in operating a micro-loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a small loan company is subject to the approval of the competent government authority at the provincial level. Furthermore, the balance of the capital borrowed by a small loan company from financial institutions must not exceed 50% of the net capital of such small loan company. With respect to the grant of credit, small loan companies are required to adhere to the principle of “small sum and decentralization” and the outstanding balance of the loans granted by a small loan company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a small loan company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Small loan companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the Pilot Guidance, small loan companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment loss. Small loan companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.
Based on the Pilot Guidance, many provincial governments in China, including that of Guizhou Province, promulgated local implementation rules on the administration of small loan companies. For example, General Office of Guizhou Provincial People’s Government promulgated the Pilot Interim Measures for the Establishment of Small Loan Companies in Guizhou Province on October 28, 2008 and Interim Measures for the Administration of Small Loan Companies in Guizhou Province on November 9, 2018, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the small loan companies within Guizhou.
On July 18, 2015, ten PRC regulatory authorities including the PBOC, the CBRC and the MIIT, jointly issued the Guidance on Promoting the Sound Development of Internet Finance, which encourages innovation to support the steady progress of Internet finance and provides classified guidance and clarifies the responsibility for supervision and administration of Internet finance.

In November 2017, The Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Small Loan Companies, which became effective immediately and provides that the relevant regulatory authorities of small loan companies shall not grant any approval of the establishment of network small loan companies, or grant any approval of any existed small loan business to conduct business across the provinces.
On November 2, 2020, the CBIRC and PBOC jointly published the draft Interim Measures for the Administration of Online Small Loan Business or the Draft Online Small Loan Measures for public comments. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, the existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. Also, the Draft Online Small Loan Measures provide raises the registered capital threshold of the small loan companies. Specifically, the paid-in
registered capital of a small loan company shall be no less than RMB1 billion and among which the paid-in
registered capital of a small loan company conducting small loan business across different provinces shall be no less than RMB5 billion.
Huochebang Microfinance, which is a subsidiary of one of our PRC subsidiaries is approved by the local governmental authority to conduct network small loan business.
Regulations on Financing Guarantee Business
In March 2010, the CBRC, the NDRC, the MIIT, the MOFCOM, PBOC, the State Administration for Industry and Commerce, or the SAIC, and the Ministry of Finance of PRC promulgated the Tentative Measures for the Administration of Financing Guarantee Companies, which stipulated the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also provided that the outstanding balance of financing guarantee liabilities of the financing guarantee company shall not exceed 10 times of its net assets. In September 6, 2010, the CBRC promulgated the Guidelines on the Administration of Business License of Financing Guarantee Institutions, which further regulated the issuance, renewal and cancelation of the business license of financing guarantee institutions.
In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Regulations, define “financing guarantee” the activities where a guarantor provides guarantee for debt financing such as borrowings or debentures of a debtor, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to suspend its operation, confiscation of illegal gains and fines between RMB 500,000 and RMB1,000,000. The Financing Guarantee Regulations further states that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis
the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis
the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.
On October 9, 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which was most recently amended on June 21, 2021. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval.
Each of Tianjin Full Truck Alliance Financing Assurance Co., Ltd. and Guizhou Banghuoche Financing Assurance Co., Ltd. is a subsidiary of one of our wholly foreign owned enterprises, holding a license to conduct financing guarantee business.

Regulations on Commercial Factoring
Pursuant to the Notice on Pilot Scheme for Commercial Factoring, or Notice 419, along with other circulars to launch the pilot scheme for commercial factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New District and certain other areas. According to the local implementation rules, a commercial factoring enterprise may be established upon approval by the local counterparts of the MOFCOM or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. On October 18, 2019, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises, which was most recently amended on June 21, 2021, to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and emphasize that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; (iii) facilitating loans or entrusted by another person to facilitate loan.
Tianjin Manyun Commercial Factoring Co., Ltd., a subsidiary of one of our wholly foreign owned enterprises, is approved by competent authority to conduct commercial factoring business.
Regulations on Insurance Brokerage
The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance brokerage.
On February 1, 2018, the CIRC promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance brokerage company must meet the qualification requirements specified by the CIRC, obtain approval from the CIRC and be licensed by the CIRC. Specifically, the paid-in
registered capital of a cross-province insurance brokerage company at least must be RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) at least must be RMB10 million.
In July 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms, and both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. However, in December 2020, the CIRC promulgated the Measures on the Regulations of Internet Insurance Business, which took effective and replaced the Internet Insurance Interim Measures since February 1, 2021. According to which, an insurance institution, such as an insurance broker or Internet enterprises that have obtained insurance agency business permits, shall only sell Internet insurance products or provide insurance brokerage and insurance assessment services through its self-run
network platform or the
self-run
network platforms of other insurance institutions, and the insurance application pages must belong to the self-run
network platform of the insurance institution, unless otherwise required by competent authorities. In addition, the Measures on the Regulations of Internet Insurance Business imposed a more stringent standards on the security management of information systems and operation data of the insurance institution, who shall be assume the primary responsibility for protecting customer information and shall follow the principles of legitimacy, rightfulness and necessity in collecting, processing and using personal information.

Shan’en Insurance, which is a subsidiary of our variable interest entities, holds a license to conduct insurance brokerage business.
Regulations on Online Payment
On June 14, 2010, the PBOC promulgated the Administrative Measures of People’s Bank of China on Payment Services of
Non-financial
Institutions, or the Payment Services Measures. According to the Payment Services Measures a
non-financial
institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial
institution or individual engaged in the payment business without this license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities and without PBOC’s approval, no non-financial
institution or individual may engage in payment business whether explicitly or in a disguised form.
In November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.
Regulations Related to Consumer Protection
The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, was promulgated by SCNPC on October 31, 1993 and last amended on October 25, 2013, which became effective on March 15, 2014, to protect the legitimate rights and interests of consumers, to maintain social and economic order, and to promote the healthy development of the socialist market economy. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. Specifically, a consumer whose legitimate rights and interests are infringed in the purchase of commodities or receipt of services rendered through an online trading platform may seek compensation from the seller or the service provider. Where the online trading platform provider is unable to provide the true name, address and valid contact method of the seller or the service provider, the consumer may seek compensation from the online trading platform provider. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.
The Civil Code of the PRC, or the Civil Code, was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021, which superseded the Tort Law of the PRC and the General Principles of Civil Law of the PRC. The Civil Code provides that, if an internet service provider is aware or should be aware that an internet user is infringing on the civil rights and interests of others through its internet services and fails to take necessary measures, it shall be jointly and severally liable with the said internet user for such infringement.
Regulations Related to Advertising Services
On October 27, 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, as amended on April 24, 2015 and most recently on April 29, 2021. The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for industry and commerce at and above the county level are in charge of supervision and administration of advertising.

Besides, on July 4, 2016, the SAIC promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, effective as of on September 1, 2016, specifying requirements that advertisers shall me while operating advertising business online. Pursuant to the Internet Advertising Measure, the “internet advertising” refers to advertisements that promotes commodities or services and are (i) in the forms of texts, pictures or videos which contain links;
(ii) e-mail
advertisements; (iii) paid search advertisements; (iv) advertisements in commercial display (except for the display of the information which shall be provided by business operators to consumers according to laws, regulations and rules); or (v) other commercial advertisements via internet. Internet advertisers shall be responsible for the authenticity of the advertising contents. The identity, administrative license, cited information and other certificates that the advertisers are required to have in publishing internet advertisements shall be true, lawful and valid.
Regulations Related to Internet Security and Privacy Protection
Regulations on Internet Security
The Decisions on Protection of Internet Security enacted by the SCNPC on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal punishment: (i) intrusion into a strategically significant computer or system; (ii) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby destroying the computer system and the communications networks; (iii) violating national regulations, suspending the computer networks or the communication services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through the internet.
On December 13, 2005, the Ministry of Public Security promulgated the Provisions on Technical Measures for the Internet Security Protection, which provides that internet service providers to take proper measures including anti-virus, data back-up,
keeping records of certain information such as the
login-in
and exit time of uses, and other related measures, and to keep records of certain information about their users for at least 60 days, and detect illegal information. According to these measures, operators that hold value-added telecommunications service license must regularly update the information security and content control systems of their websites, and shall also report any public dissemination of prohibited content to the local public security authorities.
On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of PRC, or the Cybersecurity Law, effective as of June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. The Cybersecurity Law defines “network” as a system comprising computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with specific rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.
On April 13, 2020, the CAC, together with other PRC regulators, jointly issued the Cybersecurity Review Measures, which came into effect on June 1, 2020. The Cybersecurity Review Measures the critical information infrastructure operators shall, before purchasing a network product or service, evaluate the risks to national security after such product after such product or service is put into use. A cybersecurity review may be adopted upon the application of the critical information infrastructure operators or by the decision of the Cybersecurity Review Office where national security is or may be affected. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Revised Cybersecurity Review Measures, or the Cybersecurity Review Measures, which will come into effect on February 15, 2022, and the Rules on Cybersecurity Review which took effect on June 1, 2020 will be abolished at the same time. The Cybersecurity Review Measures provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, or the Network Platform Operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.
The PRC Data Security Law was promulgated on July 10, 2021 and took effect on September 1, 2021. The Data Security Law sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defence science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, competent departments and administration departments of each important industry and field, or the Protection Departments, shall be responsible to formulate determination rules and determine the critical information infrastructure operator in the respective important industry or field. The result of the determination of critical information infrastructure operator shall be informed to the operator.
On November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specified that data processor who seeks to go public in Hong Kong, which affects or may affect national security, shall apply for cybersecurity review.
Regulations on Privacy Protection
Pursuant to the Decisions on Strengthening the Protection of Online information, issued by the SCNPC in 2012 and the Protection Provisions for the Personal Information of Telecommunications and Internet Users promulgated by the MIIT in 2013, telecommunication business operators and internet service providers are required to set up their own rules for collecting and use of internet users’ information and are prohibited from collecting or use such information without consent from users. Moreover, telecommunication business operators and internet service providers shall strictly keep users’ personal information confidential and shall not divulge, tamper with, damage, sell or illegally provide others with such information.
On February 4, 2015, the CAC, promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cybersecurity Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps, which further provides a list of rectification tasks in which APP service providers are prohibited from illegally processing personal information of users, setting up obstacles and frequently harassing users, and cheating or misleading users.
On August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand
language: (i) the name and contact information of the personal information processor; (ii) purpose of processing personal information, processing method, type of personal information processed, and retention period; (iii) methods and procedures for individuals to exercise their rights under this law; and (iv) other matters that should be notified as required by laws and administrative regulations. Personal information processors should also take the following measures to ensure that personal information processing activities comply with laws and administrative regulations based on the processing purpose, processing methods, types of personal information, impact on personal rights and interests, and possible security risks, etc., and to prevent unauthorized access and personal information leakage, tampering, and loss: (i) formulate internal management systems and operating procedures; (ii) implement classified management of personal information; (iii) adopt corresponding security technical measures such as encryption and de-identification;
(iv) reasonably determine the operating authority for personal information processing, and regularly conduct safety education and training for practitioners; (v) formulate and organize the implementation of emergency plans for personal information security incidents; and (vi) other measures stipulated by laws and administrative regulations. Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfil the personal information protection obligations hereunder, the department performing personal information protection duties shall order corrections, give warnings, confiscate illegal gains, and apply programs for illegal processing of personal information, order to suspend or terminate the provision of services; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB100,000. If the aforesaid illegal act and the circumstances are serious, the department performing personal information protection duties at or above the provincial level shall order the personal information processor to make corrections, confiscate the illegal gains, and impose a fine less than RMB50 million or less than 5% of the previous year’s turnover. It can also order the suspension of relevant business or suspend business for rectification, notify the relevant competent authority to revoke the relevant permits or the business license; impose a fine of RMB100,000 up to RMB1 million on the directly responsible person in charge and other directly responsible personnel, and may decide to prohibit he/she serves as a director, supervisor, senior manager and person in charge of personal information protection of related companies within a certain period of time.
Regulations on Mobile Internet Application Information Services
On June 28, 2016, the Cyberspace Administration of PRC issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016. Pursuant to which, internet information service providers who provide information services through mobile internet applications are required to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an app and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an internet information service provider violates these regulations, mobile app stores through which it distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.
The Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Applications issued by three authorities including MIIT and SAMR on January 23, 2019, Pursuant to which, (i) application operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even suspend its operation for rectification or cancel its business license or operational permits.
The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The Further Rectification Notice requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The Further Rectification Notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant
entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.
On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law specifically provided rules for processing sensitive personal information in details and clarifies that personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information processors shall take responsibility for their personal information processing activities, and adopt necessary measures to safeguard and protect the security of the personal information they process. Processors that fail to process personal information in accordance with such law will be ordered to correct or suspend or termination of its business or subject to confiscation of illegal income, fines or other penalties.
Regulations Related to Intellectual Property Rights
Patent
The NPC adopted the Patent Law of the PRC in 1984 and most recently amended on October 17, 2020 and became effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, starting from the application date.

Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
Trademarks
Trademarks are protected by the Trademark Law of the PRC which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the Trademark Law of the PRC adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office handles trademark registrations. The Trademark Office grants a ten-year
term to registered trademarks and the term may be renewed for another ten-year
period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademarks, the Trademark Law has adopted a first-to-file
principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party’s use.
Copyright
The SCNPC adopted the Copyright Law of the PRC in 1990 and most recently amended on November 11, 2020 and became effective on June 1, 2021, with its implementing rules adopted in 1991 and most recently amended in 2013 by State Council and the Regulations on Protection of the Right to Network Dissemination of Information promulgated by the State Council on May 18, 2006 and mostly amended on January 30, 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. The latest amended version of the PRC Copyright Law further extends copyright protection to internet activities, products disseminated over the internet and software products, for instance, reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitute infringements of copyrights. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.
Domain Names
Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet in November 2004, issued by MIIT and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.
Regulations Related to Foreign Exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.
In February 2012, the SAFE issued the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC
citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency.
On July 4, 2014, the SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or the SPV, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.
On March 30, 2015, the SAFE issued the SAFE Circular 19, which took effect on June 1, 2015 and was partially abolished on December 30, 2019. This circular expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE further promulgated the SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.
Regulations Related to Taxation
Regulations on Enterprise Income Tax
On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018, respectively, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which was amended on April 23, 2019. Under these laws and regulations, or the EIT Law, both resident enterprises and non-resident
enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC.
Non-resident
enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. If
non-resident
enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.
Regulations on Value-added Tax
The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these regulations, or the VAT Law, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay VAT and entities or individuals providing services are subject to the VAT at a rate of 6% or 9% unless otherwise provided under relevant laws and regulations. In addition, pursuant to the VAT Law, all enterprise providing transportation services in the PRC must pay VAT at a rate of 11%. On April 4, 2018, the Ministry of Finance and the SAT issued the Notice on Adjustment of Value-added Tax Rates, which came into effect on May 1, 2018. According to such notice, the taxable goods or sales activities previously subject to VAT rates of 11% become subject to lower VAT rates of 10% starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods or sales activities previously subject to VAT rates of 10% become subject to lower VAT rates of 9% respectively starting from April 1, 2019. As a result, currently, the Group is subject to VAT at a rate of 9% on the freight brokerage service.
Regulations on Income Tax for Share Transfer
On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises, or the SAT Circular 7, which partially replaced and supplemented previous rules under the Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises, or the SAT Circular 698. On October 17, 2017, SAT issued the SAT Circular 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident
enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident
enterprise. Under SAT Notice 7 and SAT Circular 37, where a
non-resident
enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize
such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.
Regulations Related to Labor Protection
The Labor Law of the PRC, promulgated by the SCNPC on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009 and December 29, 2018, requires the employers to establish and improve their rules and regulations appropriately to protect their employees’ labor rights. Where the rules or regulations formulated by an employer violates any laws or regulations, the employer will be issued a warning and ordered to rectify by the labor administrative authority; where damage is caused to an employee, the employer shall be liable for compensation to the employee.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012 and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law which was promulgated by the State Council and came into effect on September 18, 2008, stipulate the relations of employer and the employee, and contain specific provisions including but not limited to the probationary period and liquidated damages to protect the rights and interests of the employees.
Regulations Related to Anti-Monopoly
The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which came into effect on August 1, 2008. According to the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.
On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, and last amended and took effective on September 18, 2018. Pursuant to the Anti-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.
In March 2018, the State Administration for Market Regulation, or SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the SAIC, respectively.
In February 2021, the Anti-monopoly Bureau of SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for enforcement of anti- monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-monopoly Guidelines further clarified the calculation of the thresholds for declaring concentration of online platform operators, as well as the evaluation of the effect of the concentration of online platform operators on competition. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the Antimonopoly Law Enforcement Agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. According to the Anti-Monopoly Law of the PRC, if business operators fail to comply with the mandatory declaration requirement, the antimonopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000. Although we do not believe we were required to make merger control review filing or obtain merger control approval in relation to the historical merger between
Yunmanman
and
Huochebang
, there can be no assurance that regulators will not initiate anti-monopoly investigation in the future due to our large scale of business and increased regulatory scrutiny. In addition, although we do not believe we have engaged in any behaviors in violation of the Anti-monopoly Law, such as entering into monopolistic agreements or abusing market position, we cannot assure you that the regulators would agree with us and we may be required to adjust our business practices or may be subject to penalties, such as confiscation of incomes or potential fines, if our business practices are deemed to be non-compliant
with the Anti-monopoly Law. We may also be subject to claims from our competitors or users, which could adversely affect the Group’s business and operations. Please see “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business and Industry—Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect the Group’s business, financial condition, or operating results.”
Regulations Related to M&A Rules and Overseas Listing
On August 8, 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the M&A Rules, which became effective on September 8, 2006 and late amended on June 22, 2009. Foreign investors shall abide by the M&A Rules, when purchasing equity interests or subscribing the increased capital of a domestic company, and thus changing the nature of the company from a domestic one to a foreign-invested enterprise; or when establishing a foreign-invested enterprise directly in the PRC and operating the assets purchased from a domestic company; or when purchasing the assets of a domestic company, establishing a foreign-invested enterprise by injecting such assets and then operating the assets.
The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the FIL partially replaced the M&A Rules in its rules on foreign investors to acquire non-related
domestic company stocks or assets, while the equity or assets acquisition of an affiliated domestic company by a foreign investor shall still be subject to the M&A Rules.
On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking-down Illegal Securities Activities in Accordance with the Law, which called for the improvements of the laws and regulations related to data security, cross-border data flow and management of confidential information. It also pointed out that the relevant regulators shall take time to revise the regulations on strengthening confidentiality and file management in relation to the issuance and listing of securities overseas, and clarify the main responsibility of the competent domestic regulators for the protection of information of overseas listed companies.
On December 24, 2021, the CSRC issued the Provisions of the State Council on Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, together with the Administration Provisions, the New Draft Overseas Listing Rules. According to the New Draft Overseas Listing Rules, where a domestic company seeks to either directly or indirectly offer and list securities in an overseas market, the issuer, or through a designated domestic entity, shall fulfill the filing and reporting obligations. An offering and listing will fall into the scope of the New Draft Overseas Listing Rules if the issuer meets the following conditions: (1) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the latest financial year accounts for more than 50% of the corresponding items in the issuer’s audited consolidated financial statements for the same period; and (2) the senior management of the issuer in charge of business operation are mostly Chinese citizens or have habitual residence in China, and its main places of business are located in China or main business activities are conducted in China. Where an issuer makes an application for initial public offering and listing in an overseas market, the filing entity shall submit to the CSRC filing documents within three working days after the IPO application is submitted. If a domestic company fails to fulfill the filing obligation as stipulated, competent authorities may issue warnings to such domestic company, impose a fine between RMB1,000,000 and RMB10,000,000, and, in cases of severe violations, impose an order to suspend relevant business, halt operation for rectification or revoke relevant business permits or operational license. As of the date of this annual report, the New Draft Overseas Listing Rules have not been formally adopted. The provisions and anticipated effective date of the New Draft Overseas Listing Rules are subject to changes and interpretation, and its implementation remains uncertain.

C.	Organizational Structure
Our Corporate Structure
Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with the Group VIEs. Prior to March 2021, our Group VIEs were Shanghai Xiwei, Beijing Yunmanman, and Guiyang Huochebang. These Group VIEs and their subsidiaries held certain licenses required to operate our business in China. Jiangsu Manyun, our subsidiary, exercised control over Shanghai Xiwei and Beijing Yunmanman through a series of contractual arrangements with Shanghai Xiwei, Beijing Yunmanman and their respective shareholders. FTA Information, our subsidiary, exercised control over Guiyang Huochebang through a series of contractual arrangements with Guiyang Huochebang and its shareholders.
In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA.
In the fourth quarter of 2021, in order to enhance corporate governance, we underwent the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. Manyun Software and Shan’en Technology, which were wholly-owned subsidiaries of Shanghai Xiwei prior to the Reorganization, were transferred to nominee shareholders in the fourth quarter of 2021. Jiangsu Manyun gained control over Manyun Software through a series of contractual arrangements with Manyun Software and its shareholders, and FTA Information gained control over Shan’en Technology through a series of contractual arrangements with Shan’en Technology and its shareholders. Manyun Software acquired Beijing Yunmanman and Shanghai Xiwei from their respective shareholders for nominal price and they became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. In addition, we acquired Beijing Yunmanman and Shanghai Xiwei from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Manyun on January 1, 2022. Meanwhile, we acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information on January 1, 2022.
The contractual arrangements with Shanghai Xiwei and its former shareholders were terminated on November 18, 2021; the contractual arrangements with Beijing Yunmanman and its former shareholders were terminated on November 26, 2021; and the contractual arrangements with Guizhou FTA and its former shareholders were terminated on January 1, 2022. The Reorganization was completed on the same date.

The following diagram illustrates our corporate structure with our principal subsidiaries as of the date of this annual report. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)
Besides FTA Information, FTA HK’s subsidiaries include two insignificant subsidiaries incorporated in the PRC that are wholly-owned by FTA HK and one insignificant subsidiary incorporated in the British Virgin Islands that is wholly-owned by FTA HK.

(2)	Includes two insignificant subsidiaries that are wholly-owned by FTA.
(3)
Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the
Yunmanman
apps and
Shengsheng Huitouche
app and providing freight matching services.

(4)	Includes six insignificant subsidiaries that are wholly-owned by Jiangsu Manyun.
(5)
Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the
Huochebang
apps and providing freight matching services and insurance brokerage services.

(6)	Includes four insignificant subsidiaries that are wholly-owned by Manyun Software and two insignificant subsidiaries that are majority-owned by Manyun Software.
(7)
Previously, Guiyang Huochebang was a Group VIE of FTA Information. In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA.

(8)	Includes 20 insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(9)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.
Contractual Arrangements with the Group VIEs
The following diagram illustrates the contractual arrangements with the Group VIEs and their shareholders.

(1)	Our PRC subsidiaries, Jiangsu Manyun and FTA Information, entered into contractual arrangements with the Group VIEs, which are Manyun Software and Shan’en Technology, respectively.
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services. We are a company registered in the Cayman Islands. See “—B. Business Overview—Regulatory Matters—Regulations Related to Foreign Investment.” Jiangsu Manyun and FTA Information are considered as foreign-invested enterprises. We effectively control our Group VIEs through these contractual arrangements, as described in more detail below, which collectively enables us to:

•	exercise effective control over our Group VIEs and their subsidiaries;

•	receive substantially all the economic benefits of our Group VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in all or part of the assets when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of the consolidated affiliates for accounting purposes. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.
In the opinion of CM Law Firm, our PRC legal counsel:

•	the ownership structures of Jiangsu Manyun, FTA Information, Manyun Software and Shan’en Technology in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•
before the termination date of the contractual arrangements with respect to Beijing Yunmanman, Shanghai Xiwei, and Guizhou FTA, the ownership structures of Jiangsu Manyun, FTA Information, Beijing Yunmanman, Shanghai Xiwei and Guizhou FTA in China do not violate any applicable PRC law, regulation, or rule then in effect;

•
the contractual arrangements with respect to Manyun Software and Shan’en Technology governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and do not violate any applicable PRC law, regulation, or rule currently in effect; and

•
before the termination date of the contractual arrangements with respect to Beijing Yunmanman, Shanghai Xiwei, and Guizhou FTA, the contractual arrangements governed by PRC laws were valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations then in effect, and do not violate any applicable PRC law, regulation, or rule then in effect.

However, there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations related to the contractual arrangements. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their shareholders to conduct a substantial part of the Group’s operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”
The following are summaries of (i) the currently effective contractual arrangements by and among (a) Jiangsu Manyun, Manyun Software and its shareholders, and (b) FTA Information, Shan’en Technology and its shareholders and (ii) the pre-Reorganization
contractual arrangements by and among (a) Jiangsu Manyun, Shanghai Xiwei and its shareholders, (b) Jiangsu Manyun, Beijing Yunmanman and its shareholders, and (c) FTA Information, Guizhou FTA and its shareholders.
Summary of the Material Terms of Our Currently Effective Contractual Arrangements
Contractual Arrangements with Manyun Software and Its Shareholders
Agreements that Provide Us with Effective Control over Manyun Software and Its Subsidiaries
Equity Interest Pledge Agreement.
Pursuant to the equity interest pledge agreement entered into on October 25, 2021, each shareholder of Manyun Software has pledged all of such shareholder’s equity interest in Manyun Software as a security interest, as applicable, to respectively guarantee Manyun Software and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Manyun Software or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Manyun Software agrees that, during the term of the equity interest pledge agreement, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreement remains effective until all relevant contractual arrangements have been fully performed, terminated, or expired for any reasons, whichever is later. As of the date of this annual report, the equity interest pledges by the shareholders of Manyun Software pursuant to the equity interest pledge agreement have been registered with the relevant local counterpart of the State Administration for Market Regulation, or the SAMR.
Spousal Consent Letters.
Pursuant to the respective spousal consent letters entered into on October 25, 2021, each of the spouses of the applicable individual shareholders of Manyun Software acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Manyun Software held by her respective spouses or over the management of Manyun Software. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Manyun Software held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Power of Attorney.
Pursuant to the power of attorney entered into on October 25, 2021, the shareholders of Manyun Software as a whole have irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholder in Manyun Software during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Manyun Software according to the applicable PRC laws and Manyun Software’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Manyun Software; (ii) asset transfer, capital reduction and capital increase of Manyun Software; and (iii) other decisions that would have a material effect on Manyun Software’s assets and operations.
Agreement that Allows Us to Receive Economic Benefits from Manyun Software and Its Subsidiaries
Exclusive Service Agreement.
Under the exclusive service agreement entered into on October 25, 2021, Manyun Software appoints Jiangsu Manyun as its exclusive services provider to provide Manyun Software with services related to Manyun Software’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Manyun Software shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Manyun Software’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Manyun Software’s operations to the extent agreed by Jiangsu Manyun in writing. The exclusive service agreement remains effective from October 25, 2021 unless terminated in writing by Jiangsu Manyun.
Agreement that Provides Us with the Option to Purchase the Equity Interest in Manyun Software
Exclusive Option Agreement.
Pursuant to the exclusive option agreement entered into on October 25, 2021, Manyun Software and each of Manyun Software’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Manyun Software then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Manyun Software shall equal to the minimum price permitted by PRC law. This agreement will remain effective until (i) all equity interests of Manyun Software held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons, or (ii) all parties have entered into any agreements in terminating this agreement.
Contractual Arrangements with Shan’en Technology and Its Shareholders
Agreements that Provide Us with Effective Control over Shan’en Technology and Its Subsidiaries
Equity Interest Pledge Agreements.
Pursuant to the equity interest pledge agreements entered into on November 16, 2021, each shareholder of Shan’en Technology has pledged all of such shareholder’s equity interest in Shan’en Technology as a security interest, as applicable, to respectively guarantee Shan’en Technology and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Shan’en Technology or any of its shareholders breaches their contractual obligations under these agreements, FTA Information, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, FTA Information to the extent permitted by PRC laws may exercise the right to enforce the pledges through purchase, auction or sale of the equity interest. Each of the shareholders of Shan’en Technology agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of FTA Information. The equity interest pledge agreements remain effective until all relevant contractual arrangements have been fully performed, terminated, or expired for any reasons, whichever is later. As of the date of this annual report, the equity interest pledges by the shareholders of Shan’en Technology pursuant to the equity interest pledge agreements have been registered with the relevant local counterpart of the SAMR.
Spousal Consent Letters
.
Pursuant to the respective spousal consent letters entered into on November 16, 2021, each of the spouses of the applicable individual shareholders of Shan’en Technology acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Shan’en Technology held by her respective spouses or over the management of Shan’en Technology. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Shan’en Technology held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Power of Attorney.
Pursuant to the power of attorney entered into on November 16, 2021, the shareholders of Shan’en Technology as a whole have irrevocably authorized FTA Information to exercise the following rights relating to all equity interests held by such shareholder in Shan’en Technology during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shan’en Technology according to the applicable PRC laws and Shan’en Technology’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited to designating and appointing the directors of Shan’en Technology; (ii) asset transfer, capital reduction and capital increase of Shan’en Technology; and (iii) other decisions that would have a material effect on Shan’en Technology’s assets and operations.
Loan Agreements
.
Pursuant to the respective loan agreements entered into on November 18, 2021, FTA Information agrees to provide Mr. Peter Hui Zhang and Ms. Guizhen Ma, the shareholders of Shan’en Technology, with loans in the aggregate amount of RMB 35 million and RMB 15 million, respectively, for the capital contribution to Shan’en Technology. All proceeds from such loans have been used as capital contribution to Shan’en Technology. The term of the loan agreements is ten years, which can be extended upon FTA Information’s request or approval. FTA information has the right to terminate the loan agreements either by giving a
30-day
notice to the shareholders or when (i) the shareholders are unable to contribute capital to Shan’en

Technology or legally hold his or her shares, (ii) the shareholders cease to hold shares in Shan’en Technology, (iii) the shareholders become incapacitated or die, (iv) the shareholders commit any criminal activities, or (v) FTA Information exercises the option under the exclusive option agreement to purchase the shares held by the shareholders. FTA Information has the right to request the shareholders of Shan’en Technology to repay the loans within 15 days from the termination date. The repayments can be made in cash or by any other way as agreed by the parties and in compliance with the applicable laws and regulations in the PRC, including but not limited to using the proceeds from transfer of equity interest in Shan’en Technology to FTA Information or a third party designated by FTA information pursuant to the exclusive option agreement.
Agreement that Allows Us to Receive Economic Benefits from Shan’en Technology and Its Subsidiaries
Exclusive Service Agreement.
Under the exclusive service agreement entered into on November 16, 2021, Shan’en Technology appoints FTA Information as its exclusive services provider to provide Shan’en Technology with services related to Shan’en Technology’s business during the term of the exclusive service agreement. In consideration of the services provided by FTA Information, Shan’en Technology shall pay FTA Information annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Shan’en Technology’s profit before taxation for the previous year. Such annual service fees can be adjusted based on FTA Information’s services and Shan’en Technology’s operations to the extent agreed by FTA Information in writing. The exclusive service agreement remains effective from November 16, 2021 unless terminated in writing by FTA Information.
Agreement that Provides Us with the Option to Purchase the Equity Interest in Shan’en Technology
Exclusive Option Agreement.
Pursuant to the exclusive option agreement entered into on November 16, 2021, Shan’en Technology and each of Shan’en Technology’s shareholders have irrevocably granted FTA Information an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Shan’en Technology then held by its shareholders at once or at multiple times at any time in part or in whole at FTA Information’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Shan’en Technology shall equal to the minimum price permitted by PRC law. This agreement will remain effective until (i) all equity interests of Shan’en Technology held by its shareholders have been transferred or assigned to FTA Information or its designated entities or persons, or (ii) all parties have entered into any agreements in terminating this agreement.
Summary of the Material Terms of Our
pre-Reorganization
Contractual Arrangements
The original set of contractual arrangements with Shanghai Xiwei and its shareholders was entered into in September 2014. In connection with the transfer of equity interest in Shanghai Xiwei by one of its shareholders, we entered into a new set of equity interest pledge agreement, power of attorney, exclusive option agreement and spouse consent letters with the then shareholders of Shanghai Xiwei and their respective spouse, as applicable, in February 2021.
Contractual Arrangements with Shanghai Xiwei and Its Shareholders
Agreements that Provide Us with Effective Control over Shanghai Xiwei and Its Subsidiaries
Equity Interest Pledge Agreement
.
Pursuant to the equity interest pledge agreement, each shareholder of Shanghai Xiwei has pledged all of such shareholder’s equity interest in Shanghai Xiwei as a security interest, as applicable, to respectively guarantee Shanghai Xiwei and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Shanghai Xiwei or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Shanghai Xiwei agrees that, during the term of the equity interest pledge agreement, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreement remains effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. The equity interest pledges by the shareholders of Shanghai Xiwei pursuant to the equity interest pledge agreement were registered with the relevant local counterpart of the State Administration for Market Regulation, or the SAMR.
Spousal Consent Letters
. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Shanghai Xiwei acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Shanghai Xiwei held by her respective spouses or over the management of Shanghai Xiwei. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Shanghai Xiwei held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Power of Attorney
. Pursuant to the power of attorney, each shareholder of Shanghai Xiwei has irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Xiwei during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Xiwei according to the applicable PRC laws and Shanghai Xiwei’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Shanghai Xiwei; (ii) asset transfer, capital reduction and capital increase of Shanghai Xiwei; and (iii) other decisions that would have a material effect on Shanghai Xiwei’s assets and operations.
Agreement that Allows Us to Receive Economic Benefits from Shanghai Xiwei and its Subsidiaries
Exclusive Service Agreement
. Under the exclusive service agreement, Shanghai Xiwei appoints Jiangsu Manyun as its exclusive services provider to provide Shanghai Xiwei with services related to Shanghai Xiwei’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Shanghai Xiwei shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Shanghai Xiwei’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Shanghai Xiwei’s operations to the extent agreed by Jiangsu Mangyu in writing. The exclusive service agreement remains effective from September 10, 2014 unless terminated in writing by Jiangsu Manyun.
Agreement that Provides Us with the Option to Purchase the Equity Interest in Shanghai Xiwei
Exclusive Option Agreement
. Pursuant to the exclusive option agreement, Shanghai Xiwei and each of Shanghai Xiwei’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Shanghai Xiwei then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Shanghai Xiwei shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Shanghai Xiwei held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons.
Contractual Arrangements with Beijing Yunmanman and its Shareholders
The original set of contractual arrangements with Beijing Yunmanman and its shareholders was entered into in September 2014. In connection with the transfer of equity interest in Beijing Yunmanman by one of its shareholders, we entered into a new set of contractual arrangements with Beijing Yunmanman, its current shareholders and their respective spouse, as applicable, in March 2021.
Agreements that Provide Us with Effective Control over Beijing Yunmanman and its Subsidiaries
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Yunmanman has pledged all of such shareholder’s equity interest in Beijing Yunmanman as a security interest, as applicable, to respectively guarantee Beijing Yunmanman and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Beijing Yunmanman or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Beijing Yunmanman agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. The equity interest pledges by the shareholders of Beijing Yunmanman pursuant to the equity interest pledge agreements were registered with the relevant local counterpart of the SAMR.
Spousal Consent Letters
. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Beijing Yunmanman acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Beijing Yunmanman held by her respective spouses or over the management of Beijing Yunmanman. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Beijing Yunmanman held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Power of Attorney
. Pursuant to the power of attorney, each shareholder of Beijing Yunmanman has irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholder in Beijing Yunmanman during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Beijing Yunmanman according to the applicable PRC laws and Beijing Yunmanman’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Beijing Yunmanman; (ii) asset transfer, capital reduction and capital increase of Beijing Yunmanman; and (iii) other decisions that would have a material effect on Beijing Yunmanman’s assets and operations.
Agreement that Allows Us to Receive Economic Benefits from Beijing Yunmanman and its Subsidiaries
Exclusive Service Agreement
. Under the exclusive service agreement, Beijing Yunmanman appoints Jiangsu Manyun as its exclusive services provider to provide Beijing Yunmanman with services related to Beijing Yunmanman’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Beijing Yunmanman shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Beijing Yunmanman’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Beijing Yunmanman’s operations to the extent agreed by Jiangsu Manyun in writing. The exclusive service agreement remains effective from March 22, 2021 unless terminated in writing by Jiangsu Manyun.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Beijing Yunmanman
Exclusive Option Agreement
. Pursuant to the exclusive option agreement, Beijing Yunmanman and each of Beijing Yunmanman’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Beijing Yunmanman then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Beijing Yunmanman shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Beijing Yunmanman held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons.
Contractual Arrangements with Guizhou FTA and its Shareholders
Agreements that Provide Us with Effective Control over Guizhou FTA and its Subsidiaries
Equity Interest Pledge Agreements
.
Pursuant to the equity interest pledge agreements, each shareholder of Guizhou FTA has pledged all of such shareholder’s equity interest in Guizhou FTA as a security interest, as applicable, to respectively guarantee Guizhou FTA and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Guizhou FTA or any of its shareholders breaches their contractual obligations under these agreements, FTA Information, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, FTA Information to the extent permitted by PRC laws may exercise the right to enforce the pledges through purchase, auction or sale of the equity interest. Each of the shareholders of Guizhou FTA agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of FTA Information. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. The equity interest pledges by the shareholders of Guizhou FTA pursuant to the equity interest pledge agreements were registered with the relevant local counterpart of the SAMR.
Spousal Consent Letters
. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Guizhou FTA acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Guizhou FTA held by her respective spouses or over the management of Guizhou FTA. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Guizhou FTA held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Power of Attorney
. Pursuant to the power of attorney, each shareholder of Guizhou FTA has irrevocably authorized FTA Information to exercise the following rights relating to all equity interests held by such shareholder in Guizhou FTA during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Guizhou FTA according to the applicable PRC laws and Guizhou FTA’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Guizhou FTA; (ii) asset transfer, capital reduction and capital increase of Guizhou FTA; and (iii) other decisions that would have a material effect on Guizhou FTA’s assets and operations.
Agreement that Allows Us to Receive Economic Benefits from Guizhou FTA and its Subsidiaries
Exclusive Service Agreement
. Under the exclusive service agreement, Guizhou FTA appoints FTA Information as its exclusive services provider to provide Guizhou FTA with services related to Guizhou FTA’s business during the term of the exclusive service agreement. In consideration of the services provided by FTA Information, Guizhou FTA shall pay FTA Information annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Guizhou FTA’s profit before taxation for the previous year. Such annual service fees can be adjusted based on FTA Information’s services and Guizhou FTA’s operations to the extent agreed by FTA Information in writing. The exclusive service agreement remains effective from March 12, 2021 unless terminated in writing by FTA Information.
Agreement that Provides Us with the Option to Purchase the Equity Interest in Guizhou FTA
Exclusive Option Agreement
.
Pursuant to the exclusive option agreement, Guizhou FTA and each of Guizhou FTA’s shareholders have irrevocably granted FTA Information an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Guizhou FTA then held by its shareholders at once or at multiple times at any time in part or in whole at FTA Information’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Guizhou FTA shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Guizhou FTA held by its shareholders have been transferred or assigned to FTA Information or its designated entities or persons.

D.	Property, Plants and Equipment
Please refer to “B. Business Overview—Property” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results
Overview
The FTA platform is the world’s largest digital freight platform by GTV in 2021, according to the CIC Report. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.
The FTA platform connects shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2021, an average number of approximately 1.57 million shippers posted shipping orders on the FTA platform each month, and 3.54 million truckers fulfilled shipping orders on the FTA platform in 2021. Approximately 25% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on the FTA platform in 2021, according to the CIC Report. In 2021, the Group facilitated 128.3 million fulfilled orders with GTV of RMB262.3 billion (US$41.2 billion), representing 78.8% and 50.9% year-over-year growth, respectively.
FTA was formed in 2017 through the business merger of
Yunmanman
and
Huochebang
, which were founded in 2013 and 2011, respectively. The Group has ten years of operational track record, and in the process have accumulated valuable insights, know-how,
technology and data, which we believe have provided the Group with a sustainable competitive advantage for its future growth.

The Group’s total net revenues were RMB2,473.1 million, RMB2,580.8 million and RMB4,657.0 (US$730.8 million) in the years ended December 31, 2019, 2020 and 2021, respectively. The Group recorded net loss of RMB1,523.7 million, RMB3,470.5 million and RMB3,654.5 million (US$573.5 million) in the years ended December 31, 2019, 2020 and 2021, respectively. The Group recorded non-GAAP
adjusted net loss of RMB92.8 million in 2019 and
non-GAAP
adjusted net income of RMB281.1 million and RMB450.5 million (US$70.7 million) in 2020 and 2021, respectively.
The diagram below sets forth the Group’s key development milestones:

Monetization Model
To fulfill our mission to make logistics smarter, we have built a digital, standardized and smart platform that seamlessly connects shippers and truckers. Scalability and transaction volume are core to the FTA platform strategy. We aim to create the broadest and deepest logistics network across distance ranges, cargo weights and types and vehicle types to maximize our network effects and provide a better user experience.
The Group grew rapidly in recent years in terms of number of users and transaction volume on the FTA platform. The number of fulfilled orders and GTV facilitated through the FTA platform for the three months ended December 31, 2021 exceeded pre-pandemic
levels, achieving a year-over-year growth of 78.8% and 50.9%, respectively. Although the transaction volume on the FTA platform was affected by inclement weather conditions and the
COVID-19
outbreaks in certain parts of China in the second half of 2021 and the suspension of new user registration due to the cybersecurity review since July 2021, the number of fulfilled orders and GTV facilitated through the FTA platform for the six months ended December 31, 2021 have shown a year-over-year growth of 58.1% and 33.9%, respectively. However, if these negative factors persist, particularly the COVID-19 pandemic, the Group’s business, results of operations and financial condition are likely to be materially and adversely affected. For further information, see “—Impact of COVID-19.”

The table below sets forth average shipper MAUs, fulfilled orders and GTV for the periods indicated.

	For the Three Months Ended
	March 31, 2019		June 30, 2019		September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021 (2)	June 30, 2021	September 30, 2021		December 31, 2021
Average shipper MAUs ( in millions )	0.41		0.56		0.72	0.88	0.73	1.09	1.22	1.31	1.22	1.53	1.61		1.57
Fulfilled orders ( in millions )	N/A	(1)	N/A	(1)	10.0	11.5	8.2	19.2	19.8	24.6	22.1	36.0	35.3	(3)	34.8	(3)
GTV ( RMB in billions )	N/A	(1)	N/A	(1)	27.7	33.3	24.7	46.9	45.2	56.9	51.5	74.0	67.3	(3)	69.5

(1)
GTV and number of fulfilled orders were not systematically collected from truckers and shippers prior to the third quarter of 2019 as we did not request truckers or shippers to provide such information. Therefore, GTV and fulfilled orders in the first and second quarters of 2019 are unavailable to us. The GTV and fulfilled orders of
Shengsheng Huitouche
, which offers intra-city freight matching services, have been included in the relevant metrics of the FTA platform since the third quarter of 2021.
 Shengsheng Huitouche
’s GTV and fulfilled orders were not included in the relevant metrics of the FTA platform prior to the third quarter of 2021 because such GTV and fulfilled orders were immaterial and historical data from
 Shengsheng Huitouche
 were not systematically collected and processed.

(2)	Due to the Chinese New Year holiday season, the Group experienced a decrease in transaction activities on the FTA platform in the first quarter of 2021, compared to the fourth quarter of 2020.
(3)
The number of fulfilled orders and GTV facilitated through the FTA platform decreased sequentially in the third quarter of 2021 from the second quarter of 2021 due to (i) inclement weather conditions and the
COVID-19
outbreaks in certain parts of China in the third quarter of 2021, which had an adverse effect on road transportation industry in those regions and (ii) the suspension of new user registration due to the cybersecurity review since July 2021. In addition to regional
COVID-19
outbreaks and the suspension of new user registration, the production constraints brought by electricity rationing measures also contributed to the sequential decrease in the number of fulfilled orders facilitated through the FTA platform in the fourth quarter of 2021 from the third quarter of 2021.

In addition to the growth of the FTA platform, the Group has introduced various forms of monetization that support the sustainable development of the FTA platform and provide validation for its business model. The Group generates revenue primarily from (i) freight matching services, which include freight listings, freight brokerage and transaction commission, as well as (ii) various value-added services. The Group’s revenues from freight listings, freight brokerage and transaction commission are primarily driven by the level of transaction activities on the FTA platform, which is measured by average shipper MAUs, fulfilled orders and GTV. Set forth below is a description of the Group’s monetization approach towards transaction activities on the FTA platform.
The Group started monetizing freight matching services through the consolidated affiliates in 2018 by charging membership fees from frequent shippers for the right to post more shipping orders than non-paying
shippers. In the same year, the Group launched freight brokerage service, or the
Manyunbao
feature, through the consolidated affiliates. The consolidated affiliates enter into shipping contracts with shippers and entrust truckers on the FTA platform to fulfill those shipping orders. After the fulfillment of shipping orders, the FTA platform transfers shippers’ shipping fees to truckers and deduct the FTA platform service fees from shippers’ accounts. The consolidated affiliates earn platform service fee in connection with the freight brokerage service, which is the difference between the service fee collected from shippers and the shipping fee paid to truckers. The consolidated affiliates are obligated to pay the full amount of VAT on the service fee collected from shippers, and they receive partial tax refunds in the form of government subsidies from local financial bureaus. The Group takes into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers and truckers, the estimated amount of government subsidies that the Group expects to receive from local financial bureaus, as well as other relevant factors when setting the rate of the FTA platform service fee. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage.”
Building on the technology and operational knowhow developed from the freight listing and brokerage services, the Group subsequently launched online transaction service through the consolidated affiliates to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. A key feature of online transaction service is that truckers are required to pay deposits to the FTA platform to secure shipping orders, which has helped to improve service quality and increase fulfillment rates. The Group also offers shippers the option to track the transactions at each step in real-time. In the third quarter of 2020, the Group started monetizing online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The amount of commission is charged based on shipping fee. The Group’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such commissions. The Group started collecting commissions from truckers on selected types of shipping orders originating from certain other cities since the fourth quarter of 2020. In the fourth quarter of 2021, the Group collected commissions in a total of 105 cities on shipping orders with GTV of RMB36.9 billion, representing 85.0% of the total GTV originating from these 105 cities and 53.0% of the total nationwide GTV facilitated through the FTA platform in the same period. The Group’s total transaction commission revenue was RMB267.5 million in the fourth quarter of 2021.
The Group also generates revenue from value-added services that cater to various essential needs of shippers and truckers, including credit solutions, insurance brokerage, electronic toll collection, or ETC and energy services.
We believe the Group is at an early stage of monetization, because the Group launched the commission model for the online transaction service in the third quarter of 2020. As the FTA platform continues to evolve, we believe the Group will be able to achieve revenue growth as it brings incremental value to industry participants.
Key Factors Affecting the Group’s results of operations
The Group’s business and results of operations are affected by various factors, including the following key factors:
Economic and Industry Trends In China
We have established the world’s largest digital freight platform, creating significant value for shippers, truckers and other industry participants. The Group’s results of operations are affected by the overall growth and prosperity of the road transportation industry in China, which in turn is affected by several factors, such as China’s overall economic growth, the standardization and digitalization of China road transportation industry, the change in freight rate, supply and demand in China’s road transportation industry and the regulatory environment for China’s road transportation and internet service industries. Changes in any of these general industry conditions and the Group’s ability to adapt to such changes could affect its business and results of operation.
Our Ability to Attract and Retain Shippers and Truckers on the FTA Platform
According to the CIC Report, we operate the world’s largest digital freight platform by GTV, and the Group facilitated shipments with GTV of RMB262.3 billion (US$41.2 billion) in 2021. With over ten years of operational experience, the Group has accumulated deep industry knowhow and data insights, which have enabled the Group to continuously expand its service offerings and enhance user experience on the FTA platform. The FTA platform had approximately 1.57 million shipper MAUs in the fourth quarter of 2021, representing a year-over-year growth of 20.6%, and 3.54 million truckers fulfilled shipping orders on the FTA platform in 2021, representing a year-over-year growth of 26.0%. With the powerful networks of the FTA platform, the Group is well positioned to attract even more shippers and truckers. The growth of shippers and truckers on the FTA platform relies on, among other things, the Group’s abilities to accelerate the speed of freight matching, provide high-quality solutions and protect the interests of both shippers and truckers.
As a result of the superior user experience offered by the FTA platform, the Group has achieved a strong record of shipper retention. 58% of active shippers from the fourth quarter of 2018 remained active during the fourth quarter of 2021.
Since July 5, 2021, the Group’s
Yunmanman
and
Huochebang
mobile apps have been subject to a cybersecurity review by the CRO, which remains ongoing as of the date of this annual report. During the cybersecurity review, the
Yunmanman
and
Huochebang
apps are required to suspend new user registration. As the Group continued to drive user engagement, the Group’s shipper and trucker retention rates remained steady. In the twelve months ended December 31, 2021, the Group’s
12-month
retention rate of paying shippers was approximately 83%, which is calculated by dividing the number of shippers who were both paying members in January 2021 and active shippers in December 2021 by the number of paying members in January 2021. In December 2021, the Group’s next month’s retention rate of truckers was also approximately 85%, which is calculated by dividing the number of truckers who responded to the shipping orders on the FTA platform in both November and December 2021 by the number of truckers who responded to shipping orders on the FTA platform in November 2021.
Our Ability to Increase Engagement and Transaction Activities of Users on the FTA Platform
With a large user base, we aim to increase the engagement and the Group’s wallet share of users to further drive the growth of its market share, which depends on the Group’s ability to enhance user experience and provide comprehensive service offerings. We plan to improve the efficiency of the freight matching services through further digitalization and standardization of transaction processes, as well as enhancement of the Group’s core technologies, including big data analytics and data labeling. We will also continue to focus on protecting the interests of shippers and truckers. We believe our efforts will allow the Group to enhance user retention and increase customer lifetime value on the FTA platform. For example, the Group has launched several features to further streamline the transaction process between shippers and truckers. The “tap and go” feature allows a shipper to post shipping orders with a fixed price, which replaces price negotiation between shippers and truckers.
We also plan to broaden the Group’s service offerings to deliver one-stop
platform experience to users. In particular, the Group plans to establish and expand dedicated teams to design and develop specialized user experiences and operations for intra-city and LTL services and better serve the unique user needs from these verticals.
We have witnessed rising level of shipper engagement on the FTA platform. In the three months ended December 31, 2021, the number of quarterly fulfilled orders per average shipper MAU was 22.1, representing a 17.5% increase on a year-over-year basis.
Our Ability to Monetize the Group’s Services
The Group’s profitability will depend to a large extent on its ability to monetize the online transaction service of matching shippers with truckers. Historically, the Group’s revenue from its digital freight platform primarily consisted of membership fees from shippers and service fees from shippers using the freight brokerage service. The Group started charging commissions from truckers in the third quarter of 2020 for selected types of shipments that originated from an initial batch of three cities. We believe the new revenue model is supported by our compelling value propositions to both shippers and truckers, and we have introduced this revenue model to additional cities and experienced initial success in these cities. In the three months ended December 31, 2021, the Group collected commissions in a total of 105 cities on shipping orders with GTV of RMB36.9 billion, representing 85.0% of the total GTV originating from these 105 cities and 53.0% of the total nationwide GTV facilitated through the FTA platform in the same period. We believe there are significant opportunities to introduce the new revenue model to more cities and raise commission rate given the initial success, with the transaction commission revenue amounting to 18.7% of the Group’s total revenues in the three months ended December 31, 2021, although our ability to continue to capture such opportunities remains untested. Our efforts to monetize the online transaction service will significantly affect the Group’s results of operations. In addition, we plan to enhance our monetization capability by broadening the Group’s offerings and providing new value-added services and innovative initiatives catering to various essential needs of shippers and truckers on the FTA platform, which may bring us incremental revenue opportunities.
Our Ability to Leverage Our Scale of Business to Manage Operating Costs and Expenses
The Group’s results of operations depend on its ability to manage its costs and expenses. We believe the Group’s marketplace model has significant operating leverage and enables the Group to realize structural cost savings. The Group’s increasing scale of business and synergies across its business lines may lead to lower marginal operating costs and expenses. For example, the costs associated with the operation of the FTA platform and the Group’s operating expenses do not increase at the same pace as its GTV, as the Group does not require a proportional increase in the size of its workforce to support such growth. The Group’s continued investment in technology and infrastructure also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. On the other hand, we may seek to expand the Group’s market share in the intra-city and LTL segments, and the Group may offer more user incentives and incur increased marketing expenses. The Group’s profitability will depend on the cost efficiency of its marketing efforts in relation to some or all of these new initiatives.
The consolidated affiliates pay a significant amount of VAT to government authorities in connection with the freight brokerage service. They also receive partial tax refunds from government authorities for such service. VAT, related tax surcharges and other tax costs, net of tax refund from government authorities, represents a major portion of the Group’s cost of revenues. As such, the Group’s profitability will depend on its ability to maintain the current rate of tax refunds from government authorities. In addition, our tax refund recognition policy, which varies depending on the local tax regions, may also affect the Group’s profitability in a particular period.
Impact of
COVID-19
During January 2020, a strain of coronavirus, also known as
COVID-19,
was reported to have surfaced in China. In an effort to halt the outbreak of
COVID-19,
the PRC government placed significant restrictions on travel within China and closed certain businesses during certain periods since January 2020, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the
COVID-19
outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. While the Group has resumed normal business operations, it experienced certain disruptions in its operations as a result of the government-imposed suspensions due to the
COVID-19
outbreak in China. A substantial number of the Group’s offices were closed for certain periods in February and March of 2020. The Group’s offices in Nanjing were also closed for certain days in July and August 2021. In addition, the
COVID-19
outbreak materially and adversely affected shippers’ operations, resulting in major declines in shipper demand and transaction activities on the FTA platform in the first quarter of 2020. During the same period, we also experienced significant declines in trucker supply due to quarantines and travel restrictions imposed on truckers, as well as certain temporary highway closures in China.
China’s economy in general, and China’s road transportation industry in particular, showed signs of recovery during the second quarter of 2020. Meanwhile, as offline logistics parks had to stay closed due to
COVID-19,
digitalization of road transportation industry has accelerated, with shipping postings increasingly moving online, which resulted in an increase in transaction activities on the FTA platform. The GTV on the FTA platform was RMB46.9 billion in the second quarter of 2020, representing an increase of 89.6% from the first quarter in 2020. There have been sporadic new
COVID-19
variant outbreaks in China since July 2021, which resulted in temporary travel restrictions affecting a number of areas covered by the Group’s network. This contributed to the sequential decrease in the number of fulfilled orders facilitated through the FTA platform in the third and fourth quarters of 2021 from the respective previous quarters of 2021, and the GTV facilitated through the FTA platform in the third quarter of 2021 from the second quarter of 2021, among other factors.
Since March 2022, major outbreaks of the Omicron variant of COVID-19 have occurred in many parts of China. These outbreaks have resulted in lockdowns, highway closures and other restrictive measures across China, which have severely disrupted the operations of countless shippers and truckers. We are unable to accurately predict the full impact of
COVID-19
due to numerous uncertainties, including the severity of the disease, the geographic scope and duration of the outbreaks, additional restrictive measures that may be taken by governmental authorities, as well as the further impact on the business of shippers, truckers and other ecosystem participants, as well as other factors identified in “Risk Factors.” Unless the Omicron outbreaks are swiftly brought under control, we expect these outbreaks to have a material and adverse effect on the Group’s business and results of operations. For the second quarter of 2022, the Group is likely to experience year-on-year declines in both GTV and fulfilled orders.
Components of Results of Operations
Revenues
In 2019, 2020 and 2021, the Group’s revenues consisted of revenues from freight matching services and value-added services primarily provided through the consolidated affiliates. Following the effectiveness of the Reorganization in 2022, the Group generates revenues from (i) freight matching services provided through the consolidated affiliates, and (ii) value-added services primarily provided through our PRC subsidiaries.
The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues (1)
Freight matching services	1,769,756	71.6	1,947,016	75.5	3,946,882	619,352	84.7
Freight brokerage	1,292,496	52.3	1,365,207	52.9	2,497,779	391,956	53.6
Freight listings	477,260	19.3	538,665	20.9	753,031	118,167	16.2
Transaction commission	—	—	43,144	1.7	696,072	109,229	14.9
Value-added services	703,305	28.4	633,804	24.5	710,137	111,436	15.3
Credit solutions	484,904	19.6	472,841	18.3	520,086	81,613	11.2
Other value-added services	218,401	8.8	160,963	6.2	190,051	29,823	4.1

Total	2,473,061	100.0	2,580,820	100.0	4,657,019	730,788	100.0

(1)
The Group recognizes revenue without deducting the related VAT, as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. RMB1,359 million, RMB1,434 million and RMB2,620 million (US$411 million) of the Group’s revenues were attributable to VAT in the years ended December 31, 2019, 2020 and 2021, respectively, which were primarily related to VAT charged for freight brokerage services. The gross amount of VAT included in the cost of revenues was RMB1,813.9 million, RMB1,832.6 million and RMB3,510.7 million (US$550.9 million) in the years ended December 31, 2019, 2020 and 2021, respectively, which was primarily related to VAT charged for freight brokerage services.

Freight Matching Services
The Group’s revenue from freight matching services consists of revenues from freight listings, freight brokerage and transaction commission. The Group provides freight matching services through the consolidated affiliates.
Freight Listings
The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are charged with membership fees for the right to post additional orders on the FTA platform beyond such limit. Membership fee is prepaid by shippers registered on the FTA platform for activating their rights of posting additional shipping orders on the platform. Revenue from shippers’ membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of shipping orders posted depending on the specific terms in membership agreements.
Freight Brokerage
To provide freight brokerage service, or the
Manyunbao
feature, the Group through the consolidated affiliates enters into contracts with shippers on the FTA platform to provide them with shipping service and platform service, and with truckers on the FTA platform to purchase the shipping service. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers is the FTA platform service fees, which are recognized as the Group’s revenues on a net basis at the point of fulfillment of the shipping orders.
In connection with the freight brokerage service, the consolidated affiliates assume legal obligations to pay VAT that are assessed on the entire selling price of the shipping service and platform service pursuant to the contracts with shippers. The Group’s net revenue from freight brokerage services is recognized without deducting VAT as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. The gross amount of VAT related to freight brokerage services included in the cost of revenues was RMB1,747.7 million, RMB1,763.4 million and RMB3,380.9 million (US$530.5 million) in the years ended December 31, 2019, 2020 and 2021, respectively.
The gross amount of VAT related to freight brokerage services that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in the years ended December 31, 2019, 2020 and 2021. Nevertheless, the consolidated affiliates received partial VAT refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. We take into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers, the estimated amount of government subsidies that they expect to receive from local financial bureaus, as well as other relevant factors when setting the rate of the FTA platform service fee. The amount of VAT refund was RMB860.7 million, RMB938.7 million and RMB1,559.8 million (US$244.8 million) in the years ended December 31, 2019, 2020 and 2021, respectively, which was included in the Group’s cost of revenues to offset its VAT obligation.

The table below illustrates how the Group records revenues and cost of revenues for the freight brokerage services, using a hypothetical freight brokerage transaction with a total transaction price of RMB1,068 contracted with the shipper. The numbers in the table are included solely for purposes of better illustrating the nature of the accounting treatment and do not necessarily bear any relationship to the actual numbers in any transaction or set of transactions.

Revenue Recognized in Income Statement	Amount (RMB)	Explanatory note
Shipping fee and platform service fee received from the shipper, including VAT of RMB89 assuming VAT rate of 9%	1,068	VAT is included in the transaction price with the shipper.
Less: shipping fee paid to the trucker	(1,000)	The shipping fee is agreed between the shipper and the trucker.
Net revenue recognized	68	The difference between the amount the consolidated affiliates collect from the shippers and the amount they pay to the truckers is the FTA platform service fee.

Cost of Revenue Recognized in Income Statement (1)	Amount (RMB)	Explanatory note
VAT payable to tax authorities and recorded in cost of revenue	89
Less: Government subsidies based on VAT	(45)	The consolidated affiliates receive VAT refunds from local government authorities, and the rate of refund may vary across jurisdictions and over time.
Net VAT recognized in cost of revenues	44

(1)	While there are other less significant tax costs associated with an actual freight brokerage transaction, only VAT and related refunds are included in the calculation above.
Transaction Commission
From the third quarter of 2020, the Group started charging commissions from truckers through the consolidated affiliates when they take selected types of shipping orders originating from certain cities. The commission fee charged for a shipping order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue when the trucker takes the shipping order as this is the point in time the consolidated affiliates complete the matching service. For additional information, please see “—Our Monetization Model.”
Value-Added Services
We offer credit solutions to shippers and truckers and other value-added services to insurance companies, highway authorities, gas station operators, automakers and dealers to help them meet various essential needs of shippers and truckers. Such services were primarily provided through the consolidated affiliates in 2019, 2020 and 2021. Following the effectiveness of the Reorganization in 2022, such services are primarily provided through our PRC subsidiaries.
Credit Solutions
The Group’s credit solutions consist of
(i) on-balance
sheet loans, which are funded by our small loan company and the trusts established by us and
(ii) off-balance
sheet loans, which are funded by our institutional

funding partners. The Group generates (i) interest revenue from on-balance
sheet loans that are funded by us through the trusts established by us or our small loan company and (ii) revenue from loan facilitation, post-origination and guarantee services from off-balance
sheet loans. Currently, a major portion of our cash loans to truckers and working capital loans to shippers are on-balance
sheet loans, and a small portion of cash loans to truckers and working capital loans to shippers are off-balance
sheet loans. As of December 31, 2021, the total outstanding balance of the on-balance
sheet loans was RMB1,777.7 million (US$279.0 million).
The Group guarantees
off-balance
sheet loans facilitated by it. As of December 31, 2021, the amount of guarantee liabilities in relation to the Group’s loan guarantee arrangements was immaterial.
Other Value-Added Services
The Group generates revenue from other value-added services by charging (i) commissions from insurance companies for facilitating the sale of insurance policies to shippers and truckers, (ii) service fees from highway authorities for promoting ETC cards to truckers and service fees from truckers for account top-up,
(iii) service fees from gas station operators for generating sales leads or facilitating wholesale of fuel and (iv) service fees from automakers and dealers for sales leads generated or collected on the FTA platform.
Cost of Revenues
The Group’s cost of revenues consists of (i) VAT, related tax surcharges and other tax costs, net of the tax refund from government authorities, (ii) payroll and related expenses for employees involved in operating the FTA platform, (iii) technology service fee, (iv) commission fee paid to third-party payment platform, (v) funding costs related to credit solution services and (vi) others. The following table sets forth a breakdown of the Group’s cost of revenues, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
VAT, related tax surcharges and other tax costs, net of tax refund from government authorities (1)	1,140,318	46.1	1,099,661	42.6	2,257,721	354,286	48.5
Payroll and related expenses for employees	52,844	2.1	62,349	2.4	99,055	15,544	2.1
Technology service fee	36,416	1.5	37,461	1.5	115,815	18,174	2.5
Commission fee paid to third-party payment platform	71,118	2.9	59,127	2.3	35,892	5,632	0.8
Funding costs related to credit solution services	27,746	1.1	37,232	1.4	13,495	2,118	0.3
Others	61,422	2.5	20,187	0.8	18,020	2,827	0.3

Total	1,389,864	56.2	1,316,017	51.0	2,539,998	398,581	54.5

(1)
In the years ended December 31, 2019, 2020 and 2021, the gross amount of VAT was RMB1,813.9 million, RMB1,832.6 million and RMB3,510.7 million (US$550.9 million), respectively, of which RMB1,747.7 million, RMB1,763.4 million and RMB3,380.9 million (US$530.5 million) was related to freight brokerage service; the amount of related tax surcharges and other tax costs was RMB329.3 million, RMB305.9 million and RMB594.6 million (US$93.3 million), respectively, substantially all of which was related to freight brokerage service; the amount of tax refunds (including refunds on VAT and related tax surcharges) from government authorities was RMB1,002.9 million, RMB1,038.8 million and

RMB1,847.6 million (US$289.9 million), respectively, substantially all of which was related to freight brokerage service.
The Group’s cost of revenues is incurred to support all revenue generating activities on its digital freight platform. For example, technology services fee is incurred for operating the entire platform. The customer service center employees serve shippers and truckers involved in various services offered by the Group. Our strategy is to continue to grow the GTV of the FTA platform, with a focus on expansion and increase of the number of shippers and truckers on the FTA platform and the volume of transaction activities facilitated through the FTA platform. The majority of the cost of revenue therefore is incurred on a company-wide basis to develop the FTA platform, as well as to acquire and maintain shippers and truckers in order to support the growth of both freight matching services and value-added services, the latter of which further enhance user stickiness and engagement on the FTA platform. As such, it is not practicable for us to allocate the Group’s cost by revenue component in a reasonable and systematic way.
Sales and Marketing Expenses
The Group’s sales and marketing expenses mainly consist of (i) payroll and related expenses for employees involved in selling and marketing functions, (ii) advertising expenses and (iii) amortization of trademarks. The Group’s sales and marketing expenses may increase in the near future, as the Group promotes its services in certain verticals and roll out new services.
General and Administrative Expenses
The Group’s general and administrative expenses mainly consist of (i) compensation costs for executive management and administrative employees, (ii) daily operating expenses and (iii) allowance for doubtful accounts. The Group’s general and administrative expenses may increase modestly in the near future, as the Group may incur additional expenses related to its operations as a public company.
Research and Development Expenses
The Group’s research and development expenses mainly consist of (i) technology infrastructure expenses, (ii) payroll and related expenses for employees involved in platform development and internal-use
system support, and (iii) charges for the usage of the server and computer equipment in relation to the research and development activities. We expect that the Group’s research and development expenses will continue to increase in absolute amounts, as the Group continues to build its technological infrastructure and improve its technological capabilities.
Provision for Loans Receivables
Allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. The Group recognizes an increase in allowance for loan losses as provision for loans receivables for the relevant period.
Share-Based Compensation
We adopted the 2018 Plan and the 2021 Plan to provide additional incentives to directors, officers, employees and consultants.
The Group recognized share-based compensation expense of RMB455.6 million, RMB3,486.3 million and RMB3,837.9 million (US$602.3 million) in the years ended December 31, 2019, 2020 and 2021, respectively, representing 18.4%, 135.1% and 82.4% of the Group’s revenues in those respective periods. The following table sets forth a breakdown of share-based compensation expense by function for the periods indicated.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	455,634	3,341,145	3,728,421	585,071
Sales and marketing expenses	—	94,640	56,975	8,941
Research and development expenses	—	42,680	48,777	7,654
Cost of revenues	—	7,842	3,740	587

Total	455,634	3,486,307	3,837,913	602,253

Taxation
Cayman Islands
We are incorporated in the Cayman Islands as an exempted company with limited liability under the Cayman Companies Act and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by our subsidiaries to us.
Hong Kong
Entities incorporated in Hong Kong are subject to Hong Kong profits tax. Under the current Hong Kong Inland Revenue Ordinance, the profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount are subject to the tax rate of 16.5%.
PRC
The PRC Enterprise Income Tax Law, or the EIT Law, which became effective January 1, 2008, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%.
Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident
enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC
company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of its research and development expenses in determining its tax assessable profits for the year. The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2023.

Results of Operations
The following tables set forth a summary of the Group’s consolidated results of operations, in absolute amount for the periods presented and as a percentage of its revenues. This information should be read together with the Group’s consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues (including value-added taxes, “VAT”, of RMB1,359,320, RMB1,434,015 and RMB2,620,355 for the years ended December 31, 2019, 2020 and 2021 respectively)	2,473,061	100.0	2,580,820	100.0	4,657,019	730,788	100.0

Cost of revenues (including VAT net of refund of VAT, of RMB953,200, RMB893,909 and RMB 1,950,935 for the years ended December 31, 2019, 2020 and 2021, respectively)	(1,389,864)	(56.2)	(1,316,017)	(51.0)	(2,539,998)	(398,581)	(54.5)
Sales and marketing expenses	(403,117)	(16.3)	(454,343)	(17.6)	(837,301)	(131,391)	(18.0)
General and administrative expenses	(1,189,423)	(48.1)	(3,938,565)	(152.6)	(4,271,152)	(670,237)	(91.7)
Research and development expenses	(396,692	(16.0)	(413,369)	(16.0)	(729,668)	(114,501)	(15.7)
Provision for loans receivables	(127,790)	(5.2)	(94,160)	(3.6)	(97,658)	(15,325)	(2.1)
Total operating expenses	(3,506,886)	(141.8)	(6,216,454)	(240.9)	(8,475,777)	(1,330,035)	(182.0)

Other operating income	13,223	0.5	21,031	0.8	22,815	3,580	0.5
Loss from operations	(1,020,602)	(41.3)	(3,614,603)	(140.1)	(3,795,943)	(595,667)	(81.5)

Other (expense) income:
Interest income	229,310	9.3	209,832	8.1	234,651	36,822	5.0
Interest expenses	(39,996)	(1.6)	(8,367)	(0.3)	(40)	(6)	(0.0)
Foreign exchange loss	(4,410)	(0.2)	(21,276)	(0.8)	(15,468)	(2,428)	(0.3)
Investment income	—	—	3,321	0.1	28,317	4,444	0.6
Unrealized gains from fair value changes of trading securities and derivative assets	—	—	18,140	0.7	23,967	3,761	0.5
Other (expenses) income, net	(8,585)	(0.3)	(5,559)	(0.2)	7,067	1,109	0.2
Impairment loss	(710,331)	(28.7)	(22,030)	(0.9)	(111,567)	(17,507)	(2.4)
Share of loss in equity method investees	(1,729)	(0.1)	(11,054)	(0.4)	(11,321)	(1,777)	(0.2)
Total other (loss) income	(535,741)	(21.7)	163,007	6.3	155,606	24,418	3.3

Net loss before income tax	(1,556,343)	(62.9)	(3,451,596)	(133.7)	(3,640,337)	(571,249)	(78.2)

Income tax benefit (expense)	14,676	0.6	(19,336)	(0.7)	(14,191)	(2,227)	(0.3)
Net loss from continuing operations	(1,541,667)	(62.3)	(3,470,932)	(134.5)	(3,654,528)	(573,476)	(78.5)

Net income from discontinued operations, net of tax	18,010	0.7	452	0.0	—	—	—

Net loss	(1,523,657)	(61.6)	(3,470,480)	(134.5)	(3,654,528)	(573,476)	(78.5)

Year Ended December 31, 2021 Compared To Year Ended December 31, 2020
Revenues
The Group recorded revenues of RMB2,580.8 million and RMB4,657.0 million (US$730.8 million) in 2020 and 2021, respectively. VAT are included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that the Group is the primary obligor of the VAT in the PRC. RMB1,434 million and RMB2,620 million (US$411 million) of the Group’s revenues were attributable to VAT in 2020 and 2021, respectively, which were primarily related to VAT charged for freight brokerage services, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which the consolidated affiliates act as agents) and the platform service fees earned by the Group.
Revenues from freight matching services increased by 102.7% from RMB1,947.0 million in 2020 to RMB3,946.9 million (US$619.4 million) in 2021 due to increases in revenues from freight brokerage service, freight listing service and transaction commission.

•
Revenue from freight brokerage service increased by 83.0% from RMB1,365.2 million in 2020 to RMB2,497.8 million (US$392.0 million) in 2021, primarily driven by significant growth in transaction volume, partially offset by a decrease in the Group’s average fee rate to attract more shippers to the Group’s service.

•
Revenue from freight listing service increased by 39.8% from RMB538.7 million in 2020 to RMB753.0 million (US$118.2 million) in 2021, primarily attributable to an increase in total paying members resulting from increased shipper demand for the Group’s service as the Group’s business continued to expand.

•
Revenue from transaction commission increased by 15 times from RMB43.1 million in 2020 to RMB RMB696.1 million (US$109.2 million) in 2021, primarily driven by an increase in commissioned GTV as the Group started to monetize its online transaction service in more cities. The Group started generating revenue from transaction commission by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities in the third quarter of 2020. This number grew significantly in 2021. In the fourth quarter of 2021, the Group collected commissions in a total of 105 cities on shipping orders with GTV of RMB36.9 billion, representing 85.0% of the total GTV originating from these 105 cities and 53.0% of the total nationwide GTV facilitated through the FTA platform in the same period.

Revenues from value-added services increased by 12.0% from RMB633.8 million in 2020 to RMB710.1 million (US$111.4 million) in 2021, due to (i) an increase in revenues from credit solutions and (ii) an increase in revenues from other value-added services.

•
Revenues from credit solutions increased by 10.0% from RMB472.8 million in 2020 to RMB520.1 million (US$81.6 million) in 2021, primarily due to an increase in the amount of loans funded and facilitated by the Group to address market demand.

•
Revenues from other value-added services increased by 18.1% from RMB161.0 million in 2020 to RMB190.1 million (US$29.8 million) in 2021, primarily due to an increase in revenues from ETC, energy and insurance brokerage services, driven by heightened user engagement, partially offset by a reduction in revenue of RMB40.0 million from other value-added services that was recorded as a result of the Group’s strategic user incentive plans offering various forms of incentives to the shippers and truckers using the FTA platform in connection with new business initiatives.

Cost of Revenues
The Group’s cost of revenues increased by 93.0% from RMB1,316.0 million in 2020 to RMB2,540.0 million (US$398.6 million) in 2021. The increase was primarily due to (i) an increase in VAT,

related tax surcharges and other tax costs, net of tax refund from government authorities, and (ii) an increase in technology service fees, partially offset by (i) a decrease in funding costs related to credit solutions, and (ii) a decrease in commission fee paid to third party payment platform. The Group’s cost of revenues as a percentage of its revenues increased from 51.0% to 54.5% during the same period.
VAT, related tax surcharges and other tax costs, net of tax refund from government authorities increased by 105.3% from RMB1,099.7 million in 2020 to RMB2,257.7 million (US$354.3 million) in 2021, primarily due to an increase in such costs related to the Group’s freight brokerage service driven by increased transaction activities involving such service.
Payroll and related expenses for employees increased by 58.9% from RMB62.3 million in 2020 to RMB99.1 million (US$15.5 million) in 2021, primarily attributable to increased salary and benefits expenses as a result of (i) an increase in platform operations headcount as the Group expanded its business and (ii) the end of pandemic-related relief on social benefits payment, partially offset by a decrease in share-based compensation.
Technology service fee increased by 208.9% from RMB37.5 million in 2020 to RMB115.8 million (US$18.2 million) in 2021, primarily attributable to (i) the increased fees related to cloud and other technology services driven by the expansion of the Group’s business and (ii) the service fees related to certain transaction security initiatives.
Commission fee paid to third-party payment platform decreased by 39.3% from RMB59.1 million in 2020 to RMB35.9 million (US$5.6 million) in 2021, primarily attributable to higher mix of payments processed through fee-free
channels and an increase in fee rebate recognized in the period.
Funding costs related to credit solution services decreased by 63.8% from RMB37.2 million in 2020 to RMB13.5 million (US$2.1 million) in 2021, due to (i) a lower mix of external funds in the Group’s funding sources and (ii) a decrease in trust administration fees.
Sales and Marketing Expenses
The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales and marketing expenses	454,343	17.6	837,301	131,391	18.0
Share-based compensation expense included in sales and marketing expenses	94,640	3.7	56,975	8,941	1.2
The Group’s sales and marketing expenses increased by 84.3% from RMB454.3 million in 2020 to RMB837.3 million (US$131.4 million) in 2021, and the Group’s sales and marketing expenses as a percentage of its net revenues increased from 17.6% to 18.0% during the same period. The increase was primarily due to (i) an increase in salary and benefits expenses by RMB239.4 million primarily driven by an increase in sales and marketing headcount to develop the Group’s new business initiatives, and (ii) an increase in advertising and promotion expenses by RMB148.6 million driven by promotion expenses of RMB86.1 million (US$13.5 million) primarily related to user incentive plans for the Group’s new business initiatives and increased advertising and marketing expenses. The Group’s advertising and marketing expenses increased by 119.1% to RMB125.5 million (US$19.7million) in 2021 from RMB57.3 million in 2020, primarily due to increased spending to drive user engagement. Average shipper MAUs increased by 36.8% in 2021, as compared to 2020.

General and Administrative Expenses
The table below sets forth general and administrative expenses, as well as share-based compensation expenses and compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	3,938,565	152.6	4,271,152	670,237	91.7
Share-based compensation expense included in general and administrative expenses	3,341,145	129.5	3,728,421	585,071	80.1
Compensation expense resulting from repurchase of ordinary shares and convertible redeemable preferred shares in excess of fair value included in general and administrative expenses	234,113	9.1	78,478	12,315	1.7
The Group’s general and administrative expenses increased by 8.4% from RMB3,938.6 million in 2020 to RMB4,271.2 million (US$670.2 million) in 2021, and the Group’s general and administrative expenses as a percentage of its net revenues decreased from 152.6% to 91.7% during the same period. The increase in absolute amount was primarily due to an increase in share-based compensation expenses by RMB387.3 million (US$60.8 million) resulting from immediate vesting of the stock options granted to certain executive officers, and partially offset by a decrease in compensation expense resulting from repurchase of ordinary shares and convertible redeemable preferred shares in excess of fair value by RMB155.6 million (US$24.4 million).
Research and Development Expenses
The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Research and development expenses	413,369	16.0	729,668	114,501	15.7
Share-based compensation expense included in research and development expenses	42,680	1.7	48,777	7,654	1.0
The Group’s research and development expenses increased by 76.5% from RMB413.4 million in 2020 to RMB729.7 million (US$114.5 million) in 2021, primarily due to (i) an increase in salary and benefits expenses by RMB279.5 million (US$43.9 million) resulting an increase in research and development headcount and (ii) an increase in investment in technology infrastructure. The Group’s research and development expenses as a percentage of its net revenues decreased from 16.0% to 15.7% in 2020 to 2021.
Provision for Loans Receivables
The Group’s provision for loan receivable increased by 3.7% from RMB94.2 million in 2020 to RMB97.7 million (US$15.3 million) in 2021 due to increased loan volume.

Other Operating Income
The Group’s other operating income increased by 8.5% from RMB21.0 million in 2020 to RMB22.8 million (US$3.6 million) in 2021, primarily attributable to an increase in subsidies received from local governments.
Interest Income
The Group recognized interest income of RMB234.7 million (US$36.8 million) in 2021, as compared to RMB209.8 million in 2020, primarily due to an increase in average interest-bearing deposit balances, partially offset by a decrease in interest rate yields on the Group’s U.S. dollar-denominated cash holdings.
Interest Expenses
The Group recognized interest expenses of RMB8.4 million in 2020, which was attributable to its working capital loan repaid in early 2020, and RMB40 thousand (US$6 thousand) in 2021, which was attributable to the existing loans incurred by an acquired company.
Foreign Exchange Loss
The Group recognized foreign exchange loss of RMB15.5 million (US$2.4 million) in 2021, as compared to RMB21.3 million in 2020. The loss was primarily due to the depreciation of U.S. dollars against Renminbi.
Investment Income
The Group recognized investment income of RMB28.3 million (US$4.4 million) in 2021, which was primarily related to realized gains from the Group’s settled currency forward contracts.
Unrealized Gains from Fair Value Changes of Trading Securities and Derivative Assets
The Group recognized gains from fair value changes of trading securities of RMB24.0 million (US$3.8 million) in 2021, as compared to gains of RMB18.1 million in 2020, primarily driven by the fair value changes in the Group’s investments in exchange-traded funds and unsettled currency forward contracts.
Impairment Loss
The Group’s impairment loss increased by 406.4% from RMB22.0 million in 2020 to RMB111.6 million (US$17.5 million) in 2021, primarily attributable to full impairment provision recognized on two of the Group’s equity investees.
Income Tax Expense
The Group recognized income tax expense of RMB14.2 million (US$2.2 million) in 2021, as compared to income tax expense of RMB19.3 million in 2020, primarily attributable to an increase in the deductible impairment loss of credit solution, partially offset by an increase in withholding tax on taxable interest income in the PRC.
Net Loss
As a result of the foregoing, the Group incurred a net loss of RMB3,654.5 million (US$573.5 million) in 2021, as compared to a net loss of RMB3,470.5 million in 2020.

Year Ended December 31, 2020 Compared To Year Ended December 31, 2019
Revenues
Despite the impact of the
COVID-19
pandemic, the FTA platform quickly recovered in the second quarter of 2020. GTV increased from RMB61.0 billion for the second half of 2019 to RMB102.1 billion for the second half of 2020; average shipper MAUs increased from 0.8 million for the second half of 2019 to 1.3 million for the second half of 2020. For further information, see “—Impact of
COVID-19.”
The Group recorded revenues of RMB2,473.1 million and RMB2,580.8 million in 2019 and 2020, respectively. VAT are included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that the Group is the primary obligor of the VAT in the PRC. RMB1,359 million and RMB1,434 million of the Group’s revenues were attributable to VAT in 2019 and 2020, respectively, which were primarily related to VAT charged for freight brokerage services, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which the consolidated affiliates act as an agent) and the platform service fees earned by the Group.
Revenues from freight matching services increased by 10.0% from RMB1,769.8 million in 2019 to RMB1,947.0 million in 2020 due to increases in revenues from freight brokerage service, freight listing service and transaction commission.

•
Revenue from freight brokerage service increased by 5.6% from RMB1,292.5 million in 2019 to RMB1,365.2 million in 2020, primarily due to an increase in the Group’s average fee rate, partially offset by (i) a decrease in transaction activities involving the freight brokerage service, which was primarily due to the impact of the
COVID-19
pandemic, and (ii) a decrease in market rate for road transportation due to lower fuel cost and toll fees, which resulted in lower average service fee for freight brokerage transactions. For further information, see “—Impact of
COVID-19.”

•
Revenue from freight listing service increased by 12.9% from RMB477.3 million in 2019 to RMB538.7 million in 2020, primarily attributable to an increase in total paying members as a result of the Group’s successful paying member acquisition efforts. The number of users with active paying memberships increased from 348 thousand as of December 31, 2019 to 507 thousand as of December 31, 2020.

•	In 2020, the Group started monetizing online transaction service by collecting commissions from truckers on certain shipping orders. Transaction commission amounted to RMB43.1 million in 2020.
Revenues from value-added services decreased by 9.9% from RMB703.3 million in 2019 to RMB633.8 million in 2020, due to (i) a decrease in revenues from credit solutions and (ii) a decrease in revenues from other value-added services.

•
Revenues from credit solutions decreased by 2.5% from RMB484.9 million in 2019 to RMB472.8 million in 2020, primarily due to a decrease in the amount of loans funded and facilitated by the Group’s, as the Group terminated certain cash loan products and implemented conservative credit policies to enhance the quality of loan portfolio in light of the impact of the
COVID-19
pandemic on the credit market and in response to regulatory developments in the credit market.

•
Revenues from other value-added services decreased by 26.3% from RMB218.4 million in 2019 to RMB161.0 million in 2020, primarily due to a decrease in revenues from ETC services. Because all highway tolls were waived in China from February to May 2020 in response to the
COVID-19
outbreak and the industry shifted from ETC debit card to ETC credit card in response to regulatory change, fees from ETC account top-up
service declined significantly in 2020, which resulted in the decrease in revenues from ETC services.

Cost of Revenues
The Group’s cost of revenues decreased by 5.3% from RMB1,389.9 million in 2019 to RMB1,316.0 million in 2020. The decrease was primarily due to (i) a decrease in VAT, related tax surcharges and other tax costs, net of tax refund from government authorities, (ii) a decrease in commission fee paid to third-party payment platform and (iii) a decrease in other costs, partially offset by (a) an increase in technology service fee, (b) an increase in payroll and related expenses for employees and (c) an increase in funding costs related to credit solution services. The Group’s cost of revenues as a percentage of its revenues decreased from 56.2% to 51.0% during the same period.
VAT, related tax surcharges and other tax costs, net of tax refund from government authorities decreased by 3.6% from RMB1,140.3 million in 2019 to RMB1,099.7 million in 2020, primarily due to a decrease in such costs related to the freight brokerage service resulting from favorable tax rates during the
COVID-19
pandemic and the Group’s
tax-saving
initiatives.
Payroll and related expenses for employees increased by 18.0% from RMB52.8 million in 2019 to RMB62.3 million in 2020, primarily attributable to increased salary expenses due to pay increases and increased share-based compensation expenses for employees involved in operating the FTA platform.
Technology service fee increased by 3.0% from RMB36.4 million in 2019 to RMB37.5 million in 2020, primarily due to service fees related to certain transaction security initiatives.
Commission fee paid to third-party payment platform decreased by 16.9% from RMB71.1 million in 2019 to RMB59.1 million in 2020, primarily attributable to lower fee rates for third-party payment services and the establishment of certain direct payment channels through banks.
Funding costs related to credit solution services increased by 34.3% from RMB27.7 million in 2019 to RMB37.2 million in 2020, due to a higher mix of funding source with higher interest rate.
Other costs decreased by 67.1% from RMB61.4 million in 2019 to RMB20.2 million in 2020, primarily due to a decrease in costs associated with a small legacy business of the Group as it wound down such business.
Sales and Marketing Expenses
The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2019		2020
	RMB	%	RMB	%
	(in thousands, except percentages)
Sales and marketing expenses	403,117	16.3	454,343	17.6
Share-based compensation expense included in sales and marketing expenses	—	—	94,640	3.7
The Group’s sales and marketing expenses increased by 12.7% from RMB403.1 million in 2019 to RMB454.3 million in 2020, and the Group’s sales and marketing expenses as a percentage of its net revenues increased from 16.3% to 17.6% during the same period. The increase was primarily due to an increase in share-based compensation expenses by RMB94.6 million, partially offset by (i) a decrease in salary and benefits expenses by RMB29.5 million, and (ii) a decrease in advertising and marketing expenses, primarily due to cost structure optimization for user acquisition spending. The decrease in salary and benefits expenses was primarily due to (i) a decrease in such expenses by RMB14.3 million as a result of a decrease in sales and marketing headcount, partially offset by an increase in average salary, and (ii) a decrease in welfare contribution by RMB15.2 million as a result of favorable welfare contribution policies in response to the
COVID-19
pandemic. The Group’s advertising and marketing expenses decreased by 25.8% to RMB57.3 million in 2020 from RMB77.3 million in 2019. In the meantime, average shipper MAUs increased by 42.2% in December 2020, as compared to the same period in 2019.
General and Administrative Expenses
The table below sets forth general and administrative expenses, as well as share-based compensation expenses and compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	Years ended December 31,
	2019		2020
	RMB	%	RMB	%
	(in thousands, except percentages)
General and administrative expenses	1,189,423	48.1	3,938,565	152.6
Share-based compensation expense included general and administrative expenses	455,635	18.4	3,341,145	129.5
Compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses	251,891	10.2	234,113	9.1
The Group’s general and administrative expenses increased by 231.1% from RMB1,189.4 million in 2019 to RMB3,938.6 million in 2020, and the Group’s general and administrative expenses as a percentage of its net revenues increased from 48.1% to 152.6% during the same period. The increase was primarily due to an increase in share-based compensation expenses by RMB2,885.5 million and partially offset by (i) a decrease in salary and benefits expenses by RMB49.8 million, and (ii) a decrease in allowance for doubtful accounts from RMB53.3 million in 2019, primarily relating to an account receivable with a customer of the Group’s ETC services, to RMB7.5 million in 2020. The decrease in salary and benefits expenses was primarily due to (i) a decrease in such expenses by RMB35.5 million as a result of a decrease in general and administrative headcount, partially offset by an increase in average salary, and (ii) a decrease in welfare contribution by RMB14.3 million as a result of favorable welfare contribution policies in response to the
COVID-19
pandemic.
Research and Development Expenses
The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	Years ended December 31,
	2019		2020
	RMB	%	RMB	%
	(in thousands, except percentages)
Research and development expenses	396,692	16.0	413,369	16.0
Share-based compensation expense included in research and development expenses	—	—	42,680	1.7
The Group’s research and development expenses increased by 4.2% from RMB396.7 million in 2019 to RMB413.4 million in 2020, primarily due to an increase in share-based compensation expenses by RMB42.7 million, partially offset by a decrease in salary and benefits expenses by RMB17.9 million. The decrease in salary and benefits expenses was primarily due to a decrease in welfare contribution by

RMB21.6 million as a result of favorable welfare contribution policies in response to the
COVID-19
pandemic, partially offset by an increase in salary and benefits expenses by RMB3.6 million primarily due to an increase in average salary. The Group’s research and development expenses as a percentage of its net revenues remained stable at 16.0% in 2019 and 2020.
Provision for Loans Receivables
The Group’s provision for loan receivable decreased by 26.3% from RMB127.8 million in 2019 to RMB94.2 million in 2020, primarily due to the decrease in the amount of loans funded and facilitated by us.
Other Operating Income
The Group’s other operating income increased by 59.1% from RMB13.2 million in 2019 to RMB21.0 million in 2020, primarily attributable to an increase in subsidies received from local governments.
Interest Income
The Group recognized interest income of RMB209.8 million in 2020, as compared to RMB229.3 million in 2019, primarily due to a decrease in interest rate yields on the Group’s U.S. dollar-denominated cash holdings outside the PRC.
Interest Expenses
The Group recognized interest expenses of RMB8.4 million in 2020, as compared to RMB40.0 million in 2019, primarily due to repayment of the Group’s working capital loan in early 2020.
Foreign Exchange Loss
The Group recognized foreign exchange loss of RMB21.3 million in 2020, as compared to RMB4.4 million in 2019, primarily due to the depreciation of U.S. dollars against Renminbi.
Unrealized Gains from Fair Value Changes of Trading Securities and Derivative Assets
The Group recognized unrealized gains from fair value changes of trading securities and derivative assets of RMB18.1 million in 2020, which was primarily related to the Group’s currency forward contracts.
Impairment Loss
The Group’s impairment loss decreased by 96.9% from RMB710.3 million in 2019 to RMB22.0 million in 2020. The impairment loss in 2019 was primarily related to a one-time
write-off
of loans made to Guangzhou Zhihong Logistics Co., Ltd., or Guangzhou Zhihong. The impairment loss in 2020 was primarily related to the Group’s long-term investment.
Income Tax Benefit (Expense)
The Group recognized income tax expense of RMB19.3 million in 2020, as compared to income tax benefit of RMB14.7 million in 2019, which was primarily related to deferred tax benefits.
Net Loss
As a result of the foregoing, the Group incurred a net loss of RMB3,470.5 million in 2020, as compared to a net loss of RMB1,523.7 million in 2019.

Non-GAAP
Financial Measures
In evaluating the Group’s business, we consider and use
non-GAAP
adjusted operating income/(loss) and
non-GAAP
adjusted net income/(loss), each a
non-GAAP
financial measure, as supplemental measures to review and assess the Group’s operating performance. The presentation of non-GAAP
financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP
adjusted operating income/(loss) as loss from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions and (iv) compensation cost incurred in relation to continuing service terms in business acquisitions. We define non-GAAP
adjusted net income/(loss) as net loss excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment loss related to a one-time
write-off
of loans in connection with the Group’s investment in Guangzhou Zhihong Logistics Co., Ltd. in 2019 and provision for long-term investment, (vi) tax effects of non-GAAP
adjustments and (vii) net income from discontinued operations, net of tax.
With respect to amortization of intangible assets resulting from business acquisitions, the relevant intangible assets were recorded as part of purchase accounting and contribute to revenue generation of the Group. Amortization of intangible assets resulting from business acquisitions will recur in future periods until such intangible assets have been fully amortized.
We present
non-GAAP
financial measures because they are used by our management to evaluate the Group’s operating performance and formulate business plans. The Group’s non-GAAP
financial measures enable our management to assess the Group’s operating results without considering the impact of (i) share-based compensation expense, amortization of intangible assets resulting from business acquisitions and provision for long-term investment, which are non-cash
charges, (ii) compensation expense resulting from repurchase of ordinary shares in excess of fair value and compensation cost incurred in relation to continuing service terms in business acquisitions, which are non-recurring
charges, (iii) impairment loss related to a
one-time
write-off,
which is a
non-cash
and
non-recurring
charge and (iv) net income from discontinued operations, net of tax, which is non-recurring.
We also believe that the use of
non-GAAP
measures facilitates investors’ assessment of the Group’s operating performance.
The
non-GAAP
financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP
financial measures have limitations as an analytical tool. The Group’s non-GAAP
financial measures do not reflect all items of expense that affect the Group’s operations. Share-based compensation expense has been and may continue to be incurred in the Group’s business and is not reflected in the presentation of the Group’s non-GAAP
financial measures.
We reconcile the
non-GAAP
financial measures to the nearest U.S. GAAP performance measures.
Non-GAAP
adjusted operating income/(loss) and
non-GAAP
adjusted net income/(loss) should not be considered in isolation or construed as an alternative to operating income/(loss) and net income/(loss) or any other measure of performance or as an indicator of the Group’s operating performance. Investors are encouraged to review the Group’s non-GAAP
financial measures to the most directly comparable GAAP measures. The Group’s non-GAAP
financial measure may not be comparable to similarly titled measures presented by other companies. We encourage investors and others to review the Group’s financial information in its entirety and not rely on a single financial measure.

The following table reconciles the Group’s
non-GAAP
adjusted operating income/(loss) in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is loss from operations.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Loss from operations	(1,020,602)	(3,614,603)	(3,795,943)	(595,667)
Add:
Share-based compensation expense	455,634	3,486,307	3,837,913	602,253
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	251,891	234,113	78,478	12,315
Amortization of intangible assets resulting from business acquisitions	41,333	42,200	45,204	7,093
Compensation cost incurred in relation to business acquisitions	—	—	43,153	6,772

Non-GAAP adjusted operating (loss)/income	(271,744)	148,017	208,805	32,766

The following table reconciles the Group’s
non-GAAP
adjusted net income/(loss) in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net Loss	(1,523,657)	(3,470,480)	(3,654,528)	(573,476)
Add:
Share-based compensation expense	455,634	3,486,307	3,837,913	602,253
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	251,891	234,113	78,478	12,315
Amortization of intangible assets resulting from business acquisitions	41,333	42,200	45,204	7,093
Compensation cost incurred in relation to business acquisitions	—	—	43,153	6,772
Impairment loss related to one-time write-off and provision for long-term investment	710,331	—	111,567	17,507
Tax effects of non-GAAP adjustments (1)	(10,333)	(10,550)	(11,301)	(1,773)
Less :
Net income from discontinued operations, net of tax	18,010	452	—	—

Non-GAAP adjusted net (loss)/income	(92,811)	281,138	450,486	70,691

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

B.	Liquidity and Capital Resources
The Group’s primary sources of liquidity have been through issuance of preferred shares (prior to our initial public offering), issuance of ordinary shares and bank borrowings, which have historically been sufficient to meet the Group’s working capital and capital expenditure requirements. As of December 31, 2021, the Group had cash and cash equivalents of RMB 4,284.3 million (US$672.3 million), as compared to cash and cash equivalents of RMB10,060.4 million as of December 31, 2020. The decrease was primarily due to an increase in short-term investments.
In June 2021, we completed our initial public offering in which we issued and sold an aggregate of 82,500,000 ADSs, representing 1,650,000,000 Class A ordinary shares, at a public offering price of US$19.00 per ADS for a total offering size of US$1,567.5 million. Concurrently with our initial public offering, we completed a private placement in which we issued and sold an aggregate of 210,526,314 Class A ordinary shares, at a price per share equal to the initial public offering price adjusted for the
ADS-to-Class
A ordinary share ratio for an aggregate purchase price of US$200.0 million, or the concurrent private placement. The amount of net proceeds raised from the initial public offering and the concurrent private placement was approximately US$1,707.7 million.
The following table sets forth a summary of the locations of the Group’s cash and cash equivalents as of December 31, 2021:

As of December 31, 2021
(in thousands)
Cash located outside of the PRC
— in U.S. dollars	US$171,195
— in HK dollars	HK$2,042 (US$262)	(1)
— in RMB	RMB639 (US$100)
Cash located in the PRC
— held by our subsidiaries in U.S. dollars	US$10,044
— held by our subsidiaries in RMB	RMB1,192,742 (US$187,167)
— held by the Group VIEs and their subsidiaries in RMB	RMB1,933,714 (US$303,442)

(1)
The translations from HK dollars to U.S. dollars were made at a rate of HK$7.7996 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021.

The consolidated affiliates pay a significant amount of VAT to local tax authorities in connection with the freight brokerage service. The consolidated affiliates also receive partial tax refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage.” The consolidated affiliates typically receive such government subsidies within three months after paying the relevant VAT. The consolidated affiliates have not historically experienced any difficulties or significant delays in receiving government subsidies estimated based on the local financial bureaus’ announced policies and negotiation with them that materially and adversely affected the Group’s financial condition.
Taking into account the financial resources available to the Group, including its cash and cash equivalents on hand, and the net proceeds from our initial public offering and concurrent private placement, we believe that the Group has sufficient working capital to meet its anticipated working capital requirements, including capital expenditures in the ordinary course of business for the next 12 months from the date of this annual report.
The Group may, however, need additional cash resources in the future if it experiences changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that the Group’s cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the Group’s operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
The following table sets forth a summary of the Group’s cash flows for the periods presented:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(923,965)	574,742	(211,419)	(33,176)
Net cash used in investing activities	(3,391,199)	(2,690,895)	(14,398,973)	(2,259,513)
Net cash provided by financing activities	1,693,225	8,324,448	8,901,514	1,396,842
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,884	(127,770)	(87,677)	(13,759)
Operating Activities
Net cash used in operating activities was RMB211.4 million (US$33.2 million) in 2021, primarily due to net loss of RMB3,654.5 million (US$573.5 million), adjusted to add back (i) depreciation and amortization of RMB67.4 million (US$10.6 million), (ii) share-based compensation of RMB3,628.6 million (US$569.4 million), (iii) modification of options of RMB209.3 million (US$32.8 million), (iv) provision for loans receivable of RMB97.7 million (US$15.3 million), primarily in relation to the Group’s on-balance
sheet loans, and (v) an impairment loss and others of RMB96.1 million (US$15.1 million)related to full impairment provision recognized on two of the Group’s long-term investments. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in prepayments and other current assets of RMB656.0 million (US$102.9 million) due to increases in refundable VAT, the balance in our escrow account to fund loans originated on the FTA platform and interest receivables, and (ii) an increase in loan receivables of RMB561.4 million (US$88.1 million) as the Group funded more loans originated on the FTA platform. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB385.7 million (US$60.5 million), primarily relating to an increase in refundable prepayments from shippers for future shipping arrangements using the Group’s freight brokerage service, and (ii) an increase in other tax payable of RMB191.6 million (US$30.1 million), primarily relating to an increase in individual income tax withholding obligations.
Net cash provided by operating activities was RMB574.7 million in 2020, primarily due to net loss of RMB3,470.5 million, adjusted to add back (i) depreciation and amortization of RMB63.7 million, (ii) share-based compensation of RMB3,254.3 million, (iii) modification of options of RMB232.0 million, and (iv) provision for loans receivables of RMB94.2 million, primarily in relation to the Group’s on-balance
sheet loans. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily an increase in prepayments and other current assets of RMB27.8 million, primarily due to an increase in advances made in connection with our ETC credit card service, as the industry has shifted from ETC debit card to ETC credit card in response to regulatory change. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) a decrease in loans receivables of RMB80.0 million, primarily due to the decrease in the amount of the Group’s on-balance
sheet loans, as the Group terminated certain cash loan products and implemented conservative credit policies to enhance the quality of loan portfolio and (ii) an increase in accrued expenses and other current liabilities of RMB233.5 million, primarily relating to an increase in refundable prepayments from shippers for future shipping arrangements using the Group’s freight brokerage service.
Net cash used in operating activities was RMB924.0 million in 2019, primarily due to net loss of RMB1,523.7 million, adjusted to add back (i) depreciation and amortization of RMB70.7 million, (ii) share-based compensation of RMB455.6 million, (iii) impairment loss of RMB710.3 million, primarily in relation to a one-time
write-off
of loans made to Guangzhou Zhihong in connection with the Group’s previous investment therein, (iv) provision for loans receivables of RMB127.8 million, primarily in relation to the Group’s on-balance
sheet loans, and (v) allowance for doubtful accounts of RMB62.9 million, primarily in relation to a one-off
bad debt provision for accounts receivable from a value-added service customer. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivables of RMB876.7 million, primarily due to an increase in the amount of the Group’s on-balance
sheet loans, (ii) a decrease in other tax payable of RMB209.4 million, primarily due to payment of such amount, and (iii) a decrease in accrued expenses and other current liabilities of RMB147.5 million, primarily due to settlement of ETC card payments the Group helped process. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily a decrease in prepayments and other current assets of RMB413.7 million, primarily in relation to (i) a decrease in prepayments made to energy suppliers as the Group ceased its legacy energy resale business and (ii) a decrease in funds receivable from third-party payment channels as a result of the establishment of certain direct payment channels.
Investing Activities
Net cash used in investing activities in 2021 was RMB14,399.0 million (US$2,259.5 million), which was primarily attributable to (i) cash paid for short-term investment of RMB23,340.3 million (US$3,662.6 million), which were primarily short-term time deposits, and (ii) payment for investment in equity investees of RMB887.3 million (US$139.2 million), (iii) payment for the acquisition of subsidiaries, net of cash acquired of RMB242.0 million (US$38.0 million), partially offset by proceeds from matured short-term investment of RMB10,069.3 million (US$1,580.1 million), which were short-term time deposits.
Net cash used in investing activities in 2020 was RMB2,690.9 million, which was primarily attributable to (i) cash paid for short-term investments of RMB9,377.3 million, which were primarily short-term time deposits, (ii) prepayment for long-term investments of RMB100.0 million in relation to investing in a local investment fund, partially offset by proceeds from (i) matured short-term investments of RMB6,613.9 million, which were short-term time deposits, (ii) return of prepaid for equity investment of RMB90.0 million primarily in relation to prepaid purchase price made in connection with a potential investment, and (iii) repayment of loan from Guangzhou Zhihong of RMB120.0 million.
Net cash used in investing activities in 2019 was RMB3,391.2 million, which was primarily attributable to (i) cash paid for short-term time deposits of RMB6,341.2 million, (ii) payment for investment in equity method investees of RMB214.7 million primarily in relation to the Group’s investments in certain digital freight platform and logistics businesses, and (iii) payment of a loan to Guangzhou Zhihong of RMB295.7 million, partially offset by proceeds from (i) matured time deposits of RMB3,177.1 million, and (ii) repayment of loan from Guangzhou Zhihong of RMB340.2 million.
Financing Activities
Net cash provided by financing activities in 2021 was RMB8,901.5 million (US$1,396.8 million), which was primarily attributable to (i) proceeds from our initial public offering and the concurrent private placement in the amount of RMB11,059.0 million (US$1,735.4 million) and (ii) proceeds from issuing additional Series
A-16
preferred shares in the amount of RMB385.8 million (US$60.5 million), partially offset by cash paid for repurchase of ordinary shares and convertible redeemable preferred shares of RMB2,585.4 million (US$405.7 million).
Net cash provided by financing activities in 2020 was RMB8,324.4 million, which was primarily attributable to proceeds from issuing Series
A-16
preferred shares, net of issuance cost, in the amount of RMB11,081.0 million, partially offset by (i) cash payment for a shareholder loan of RMB1,310.1 million to Mr. Gang Wang, (ii) repayment of short-term loans of RMB500.0 million, (iii) cash payment to institutional funding partners as return of investment in the trusts established by us of RMB388.7 million relating to our credit solutions, and (iv) cash payment of RMB557.8 million for repurchase of ordinary shares from certain employees.
Net cash provided by financing activities in 2019 was RMB1,693.2 million, which was primarily attributable to (i) proceeds from issuing Series
A-15
preferred shares net of issuance cost in the amount of RMB1,672.4 million, (ii) proceeds from short-term loan of RMB1,216.5 million, and (iii) cash received from institutional funding partners to fund the trusts established by the Group of RMB420.1 million relating to the Group’s credit solutions, partially offset by (i) repayment of short-term loans of RMB1,230.9 million and (ii) cash payment of RMB384.9 million for repurchase of ordinary shares from certain employees.
Shareholder Loan
On November 12, 2020, our board approved a loan in the amount of US$200 million, or the shareholder loan, to Mr. Gang Wang, a minority shareholder who beneficially owns less than 5% of the total outstanding shares of our Company. As an angel investor in
Yunmanman
, he helped to steer the historical merger between
Yunmanman
and
Huochebang
. He was elected the chairman of our board of directors after the merger, and he resigned from our board on November 10, 2020 to pursue other endeavors. The loan is secured by a share charge over certain shares beneficially owned by Mr. Wang. The number of charged shares should be calculated based on the fair market value of such shares, determined from time to time, with a loan-to-value
ratio of 90%, and as of November 21, 2020, the date on which the loan agreement was signed, 398,507,891 Series
A-5
preferred shares were subject to the share charge. The loan has a term of five years and is interest free for the first two years and bears a fixed interest of 1% per year for the remaining three years.
On April 14, 2022, we entered into a share surrender and loan repayment agreement with Mr. Wang and certain affiliates of Mr. Wang. Pursuant to such agreement, we will settle the shareholder loan by accepting the surrender of a certain number of our Class A ordinary shares beneficially owned by Mr. Wang. The number of surrender shares will depend on the repayment price per share as determined based on the trading price of our ADS at the time of settlement.
If Mr. Wang delivers the settlement notice on or prior to July 31, 2022, the repayment price per share will be equal to the price per Class A ordinary share implied by the highest closing price of our ADSs during the three-trading day period starting from the trading day immediately preceding the date of the settlement notice. Otherwise, the repayment price per share will be equal to the price per Class A ordinary share implied by the highest closing price of our ADSs during the three-trading day period starting from August 1, 2022.
If the repayment price is not lower than US$0.2717, the repayment amount will be US$200 million, which is the total amount outstanding under the shareholder loan. The number of surrender shares will be equal to the quotient obtained by dividing US$200 million by the repayment price per share, rounded up to the nearest whole number. Mr. Wang and his affiliate’s obligations under the loan agreement will be fully satisfied under this scenario. If the repayment price is lower than US$0.2717, the number of surrender shares will be 736,177,535, which is the total number of Class A ordinary shares held by Mr. Wang’s affiliate. The repayment amount will be equal to the product obtained by multiplying 736,177,535 shares by the repayment price per share. The short-fall from US$200 million will be the remaining outstanding amount under the shareholder loan, and we may declare such remaining outstanding amount to be due and payable at any time.

Capital Expenditures
The Group made capital expenditures of RMB10.4 million, RMB53.1 million and RMB43.2 million (US$6.8 million) in the years ended December 31, 2019, 2020 and 2021, respectively. The Group’s capital expenditures were mainly used for purchases of property and equipment. The Group will continue to make capital expenditures to meet the expected growth of its business.
Contingent Liabilities
Shareholder Class Action Lawsuits
In July 2021, we and certain of our current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. Since then, two additional actions have been filed in the Eastern District of New York and the Supreme Court of the State of New York. In October 2021, the two actions in the Supreme Court of the State of New York were consolidated. The actions are brought on behalf of a putative class of persons who purchased or acquired our securities pursuant or traceable to our US IPO. All the complaints allege violations of the Securities Act based on allegedly false and misleading statements or omissions in our registration statement issued in connection with the US IPO. In November 2021, a consolidated amended complaint was filed in the Supreme Court of the State of New York, which we moved to dismiss in January, 2022. Plaintiffs filed their opposition to our motion to dismiss in March, 2022. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome. As a result, we are currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.
Pending Cybersecurity Review
The CRO announced the initiation of a cybersecurity review of the Yunmanman apps and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps are required to suspend new user registration. The cybersecurity review remains ongoing as of the date of this annual report. While the Group has been fully cooperating with the CRO to facilitate its review process, we cannot predict when the review will be completed, what the CRO’s findings will be upon the completion of the review, or what penalties may be imposed on the Group. As a result, we are currently not in a position to estimate the possible loss or possible range of loss.
Except for disclosed above, as of December 31, 2019, 2020 and 2021, respectively, the Group did not have any material contingent liabilities.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	44,155	6,929	18,746	21,089	4,320	—

Total	44,155	6,929	18,746	21,089	4,320	—

Operating lease liabilities represent the Group’s obligations for leasing offices, which are substantially located in PRC. Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Off-Balance
Sheet Arrangements
The Group provides financial guarantees for loans that it facilitates for certain institutional funding partners to shippers and truckers on the FTA platform. The Group is obligated to compensate the institutional funding partners for the principal and interest payment in the event of the borrowers’ default. As of December 31, 2021, the amount of guarantee liabilities in relation to such arrangements was immaterial, and the maximum potential undiscounted future payment the Group would be required to make was RMB209.0 million (US$32.8 million).
Other than the above, the Group has not entered into any other commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.
Material Related Party Transactions
The Group enters into transactions with its related parties from time to time. For more details about the Group’s related party transactions during 2019, 2020 and 2021, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The Group’s transactions with related parties during 2019, 2020 and 2021 were conducted on an arm’s length basis, and they did not distort the Group’s results of operations or make the Group’s historical results not reflective of its future performance.
Holding Company Structure
Full Truck Alliance Co. Ltd., our holding company, has no material operations of its own other than holding investments in certain of our equity investees. The Group conducts its operations primarily through (i) the Group VIEs and their subsidiaries in China and (ii) our subsidiaries in China. As a result, Full Truck Alliance Co. Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits
each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits
based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax profits
based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Recent Accounting Pronouncements
Please refer to Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development
The Group’s research and development efforts primarily focus on improving the user-friendliness of its existing services and solutions, designing new services and solutions for platform users, and optimizing and enhancing its technological infrastructure. The Group incurred RMB396.7 million, RMB413.4 million and RMB729.7 million (US$114.5 million) of research and development expenses in the years ended December 31, 2019, 2020 and 2021, respectively, accounting for 16.0%, 16.0% and 15.7% of the Group’s revenue during the same periods, respectively.
The Group’s talented research and development team and robust cloud-based technological infrastructure enable it to continuously introduce new innovations and offer high quality user experience. As of December 31, 2021, the Group’s research and development team consisted of 1,688 members. The Group’s research and development team includes big data engineers that maintain the Group’s database and develop its data technology, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of the FTA platform, as well as platform development engineers that develop and implement products and services on the FTA platform.

D.	Trend Information
Please refer to “—A. Operating Results” for a discussion of the most recent trends in the Group’s services, sales and marketing by the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on the Group’s revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of the Group’s future operating results or financial condition.

E.	Critical Accounting Estimates
We prepare the Group’s consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, the Group’s own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
Principles of Consolidation
Our consolidated financial statements include the financial statements of our Company, our subsidiaries, the Group VIEs and their subsidiaries. All inter-company transactions and balances between our Company, our subsidiaries, the Group VIEs and their subsidiaries have been eliminated upon consolidation.
Consolidation of VIEs
We evaluate the need to consolidate VIEs by determining if we are its primary beneficiary. In determining whether we are the primary beneficiary, we consider if we (1) have power to direct the activities that most significantly affect the economic performance of the Group VIEs, and (2) receive the economic benefits of the Group VIEs that could be significant to the Group VIEs. If deemed the primary beneficiary, we consolidate the VIEs. Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conducted a substantial part of its operations in China through contractual arrangements with Shanghai Xiwei, Beijing Yunmanman and Guizhou FTA, which were the Group VIEs, in 2019, 2020 and 2021. Following the effectiveness of the Reorganization in 2022, we conduct a substantial part of its operations in China through contractual arrangements with Manyun Software and Shan’en Technology, which are the Group VIEs. The Group VIEs and their subsidiaries hold certain licenses required to operate our business in China. The equity interests of the Group VIEs are held by certain beneficial owners and affiliates of shareholders of our Company.

To provide the effective control over these Group VIEs and receive substantially all of the economic benefits of these Group VIEs, Jiangsu Manyun and FTA Information, which are our wholly-owned subsidiaries, or WFOEs, entered into a series of contractual arrangements with these Group VIEs and their shareholders. The irrevocable powers of attorney have conveyed all shareholder rights held by the Group VIEs’ shareholders to WFOEs, including the right to appoint board members who nominate the general managers of the Group VIEs to conduct day-to-day
management of the Group VIEs’ businesses, and to approve significant transactions of the Group VIEs. The exclusive option agreements provide WFOEs with substantive kick-out
rights of the Group VIEs’ shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interests in the Group VIEs at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreements, WFOEs established the right to receive benefits from the Group VIEs that could potentially be significant to the Group VIEs, and through the share pledge agreements, WFOEs have, in substance, obligations to absorb losses of VIEs that could potentially be significant to the Group VIEs. As these contractual arrangements allow us to effectively control the Group VIEs and to derive substantially all of the economic benefits from them, we have consolidated these Group VIEs.
Consolidated Trusts
Loans funded by the institutional funding partners in our loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts. Since 2018, several trusts were formed by third-party trust companies, who administer the trusts. The trusts were invested by us and third-party trust companies.
The trusts, using the funds received from the trusts’ beneficiaries, fund the loans to the borrowers facilitated by us. The trusts provide the returns to their beneficiaries through interest payments made by the borrowers.
The borrowers are charged interests by the trusts. We are entitled to the residual profit in the trusts and provide guarantee to the trusts by agreeing to repurchase any loans that are delinquent for more than 60 days whereby we absorb the credit risk of the trusts resulting from borrowers’ delinquencies. We determined that the residual profit or the guarantee represents a variable interest in the trusts through which we have the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As the trusts only invest in loans facilitated by us and we continue to service the loans post origination through a service agreement and has the ability to direct default mitigation activities, we have the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, we are considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows.
Loans Receivable, Net
Loans receivable represents loans provided directly by us or through the consolidated trusts to the shippers and truckers registered on the FTA platform to cater to their various essential needs and increase their stickiness and engagement on the FTA platform. Loans receivable are reduced by a valuation allowance estimated as of the balance sheet date.
The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in each of the portfolios as of the balance sheet date. The portfolios are determined based on the loan type, the term of the loan, and the repayment schedule. The allowance is estimated for each portfolio based on an assessment of various factors such as historical delinquency rate, size, and other risk characteristics of the portfolio. We recorded RMB127.8 million, RMB94.2 million and RMB97.7 million (US$15.3 million) in the years ended December 31, 2019, 2020 and 2021, respectively, in provision for loans receivables.
We write off loans receivable with a corresponding reduction of the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible, primarily including loans receivable that are past due for more than 180 days as they are not considered collectible based on our historical experiences.

We do not record any “credit solutions revenue” on an accrual basis for the loans that are past due for more than 90 days. Loans are returned to accrual status if they are brought to non-delinquent
status or have been performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled.
Business Combinations
Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred.
Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
Measurement of Share-Based Compensation
We account for share options granted to employees and directors as a lability award or an equity award in accordance with ASC 718, Stock Compensation. We recorded RMB455.6 million, RMB3,486.3 million and RMB3,837.9 million (US$602.3 million) in the years ended December 31, 2019, 2020 and 2021, respectively, in share-based compensation expenses in relation to share-based award grants.
Options granted generally vest upon satisfaction of service conditions over the following several years. They are measured at the grant date and recognized as compensation cost over the vesting periods, with the corresponding credit recorded as additional paid-in
capital. Certain options are subject to an exercisability clause where employees can only exercise vested options upon the occurrence of the public trading of the Company’s ordinary shares, which substantially creates a performance condition. We have not recorded any compensation expense for such options as the satisfaction of the performance conditions is considered improbable.
According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, we would recognize incremental compensation cost on the date of modification and for unvested options, we would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

Options or similar instruments on shares are classified as liabilities instead of equity if either of the following conditions is met: the underlying shares are classified as liabilities; or the options or similar instruments must be settled in cash or the grantee can require the entity to settle in cash.
We measure a liability award under a share-based payment arrangement based on the award’s fair value re-measured
at each reporting date until the date of settlement. Compensation costs for each period until settlement are based on the change in the fair value of the instrument at each reporting date.
In determining the fair value of the options granted in 2019, 2020 and 2021, we applied the binomial option pricing model for the options granted before our initial public offering in June 2021 and the Black-Scholes model for the options granted thereafter. The valuation result for the respective options under binomial option pricing model and the Black-Scholes model was approximately the same. The following table sets for the assumptions (or ranges thereof) with respect to the fair value of each option that is subject to valuation:

	For the Years ended December 31,
	2019	2020	2021
Expected volatility	34.2%~35.9%	35.9%~39.3%	37.2%-38.1%
Risk-free interest rate (per annum)	1.67%~2.46%	0.30%~1.04%	1.00%~1.96%
Exercise multiples	2.80	2.80	2.80 (1)
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	$0.216~0.259	$0.261~0.395	$0.370~1.050
Fair value of share option	$0.293~0.305	$0.294~0.395	$0.370~1.050

(1)	Exercise multiples defines the early exercise strategy of the grantees and only applies to binomial option pricing model.
We estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. We estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future.
Prior to the completion of our initial public offering in June 2021, we determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.
Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.
In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value, or BEV, and then allocated the BEV to each element of our capital structure (redeemable convertible preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to redeemable convertible preferred shares and ordinary shares on an as-if
converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2019 and 2020 in light of the preparations for our initial public offering.
In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
Assumptions and estimates are not necessary to determine the fair value of our ordinary shares after the listing of our ADSs on the NYSE.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Peter Hui Zhang	43	Founder, chairman, chief executive officer and director
Shanshan Guo	42	Independent director
Guizhen Ma	40	Director
Wenjian Dai	47	Director
Richard Weidong Ji	54	Director
Jennifer Xinzhe Li	54	Independent Director
Mr. Simon Chong Cai	39	Chief Financial Officer
Langbo Guo	50	Chief Strategy Officer
Mr. Kai Shen	41	Chief Risk Officer and General Counsel
Mr. Zhenghong Wang	45	Chief Customer Officer
Peter Hui Zhang
is our founder and has served as the chairman of our board of directors since November 2020, our chief executive officer since December 2018 and a director since December 2017. Mr. Zhang currently holds various positions in other members of our Company, including legal representative, director and general manager. Previously, he was the chief executive officer of
Yunmanman
from its inception in November 2013 to December 2018. Prior to founding
Yunmanman
, Mr. Zhang served as a senior customer manager of the regional operations and sales unit of Alibaba Group Holding Limited, or Alibaba Group, a technology company listed on the NYSE (ticker symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from February 2005 to March 2011. Mr. Zhang graduated from Nanjing University of Aeronautics and Astronautics in the PRC with a major in electronics and information technology in June 2000. He also received a master’s degree in electronic systems from Nanjing University of Posts and Telecommunications in the PRC in July 2007.
Shanshan Guo
has served as our director since December 2017 and was determined by our board of directors to be an independent director in April 2021. From November 2020 to December 2020, he was an independent director of Ucommune International Ltd., an agile office space manager and provider listed on the NASDAQ (ticker symbol: UK). Mr. Guo is also a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in October 2010, he served as a senior research analyst at McKinsey & Consulting Company Inc. Shanghai from 2006 to 2010. Prior to that, Mr. Guo served in the logistics division at BS Home Appliances Co., Ltd. from 2004 to 2005. Mr. Guo received his bachelor of arts degree in English from Chongqing University in the PRC in June 2002 and master of science degree in information and knowledge management from Loughborough University in the United Kingdom in December 2003.
Guizhen Ma
has served as our director since April 2021 and is our chief cultural officer and vice president of human resources in charge of corporate culture and talents recruitment of the Company. Ms. Ma currently holds various positions in other members of our Company, including legal representative, director and general manager. She is one of the founding members of
Yunmanman
and has served as a member of our management team since November 2013. Since July 2019, Ms. Ma has been a vice chairman of the Post and Communication Committee of Jiangsu Institute of Communication of the PRC. Previously, she served as a senior human resources officer of the business-to-business
unit of Alibaba Group from November 2005 to May 2013. Ms. Ma received her bachelor’s degree in Chinese language and literature education from Anhui Normal University in the PRC in July 2004.
Wenjian Dai
has served as our director since April 2021. Mr. Dai was one of the founding members of
Huochebang
and served as a member of its management team from 2013 to 2017. Since 2018, he has served as the director of Oasis Pastoral Company Pty Ltd and World Farm Technology (HK) Ltd. Mr. Dai received his bachelor’s degree in finance from Sichuan University.
Richard Weidong Ji
has served as our director since April 2021. Since May 2013, Mr. Ji has served as an independent director and a member of the audit committee of JOYY Inc., a company operating a video-based social medial platform and listed on the NASDAQ (ticker symbol: YY). He has served at
All-Stars
Investment Limited, a company offering investment services, since June 2014, where he is the co-founder
and managing partner and is currently the executive director. Mr. Ji was an independent director and a member of the audit committee of Cheetah Mobile Inc., a Chinese mobile internet company listed on the NYSE (ticker symbol: CMCM), from May 2014 to May 2020. From March 2005 to June 2013, he served at the Morgan Stanley group of companies with his last position as a managing director in the research division in Hong Kong. Mr. Ji received his bachelor’s degree in science from Fudan University in the PRC in July 1990, his doctoral degree in science from Harvard University in the U.S. in November 1996 and his master’s degree in business administration (MBA) from the Wharton School of Business at the University of Pennsylvania in the U.S. in May 2003.
Jennifer Xinzhe Li
has served as our director since April 2021 and was determined by our board of directors to be an independent director in April 2021. She has also served as an independent director of a number of listed companies, including an independent director and a member of the compensation committee of Flex Ltd. (a supply chain and manufacturing solutions provider listed on the NASDAQ (ticker symbol: FLEX)) since March 2018, an independent director and a member of the compensation committee of ABB Ltd. (a technology company listed on the NYSE (ticker symbol: ABB)) since 2018, and an independent director of KONE Corporation (an engineering and service company listed on the Helsinki Stock Exchange (ticker symbol: KNEBV)) since March 2021. Previously, Ms. Li served as a director, the chairperson of the audit committee and a member of each of the consumer relationships and regulation committee, the nominating and corporate governance committee and the finance committee of Philip Morris International Inc. (a cigarette and tobacco manufacturing company listed on the NYSE (ticker symbol: PM)) from 2010 to 2021 and a director of The Hongkong and Shanghai Banking Corporation Limited, which is a subsidiary of HSBC Holdings plc (a banking and financial services institution listed on the NYSE (ticker symbol: HSBC), the Hong Kong Stock Exchange (stock code: 0005) and the London Stock Exchange (ticker symbol: HSBA)) from September 2014 to June 2021. She was formerly the chief executive officer of Baidu.com Times Technology (Beijing) Co., Ltd. in 2018 and the chief financial officer of Baidu Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from 2008 to 2017. From 1994 to 2008, Ms. Li held a number of senior finance positions at various General Motors (an automotive manufacturing company listed on the NYSE (ticker symbol: GM)) companies in China, Singapore, the United States and Canada, and was promoted to the chief financial officer of General Motors’ business in China and the North American Operations Controller of General Motors Acceptance Corporation. Ms. Li received her bachelor of arts degree in English language studies from Tsinghua University in the PRC in July 1990 and her master of business administration (MBA) degree from the University of British Columbia in Canada in May 1994.
Simon Chong Cai
has served as our chief financial officer since 2020. Mr. Cai currently holds various positions in other members of our Company, including director, general manager and legal representative. Previously, he was the chief financial officer of
Yunmanman
from 2017 to 2020. Prior to joining our Company, Mr. Cai spent over 12 years in investment banking roles. He served at Nomura International (Hong Kong) Limited from May 2014 to June 2017 with his last position as an executive director at the investment banking division, and a vice president at Lazard Business Consulting (Beijing) Co., Ltd. from 2013 to 2014. Prior to that, Mr. Cai worked at Citigroup Global Markets Asia Limited from 2007 to 2013 with his corporate title as a vice president at the Asia investment banking (industries) division. Earlier, he worked at the investment banking division of Morgan Stanley Asia Limited as an analyst from 2006 to 2007 and HSBC Markets (Asia) Limited as an analyst from 2004 to 2006. Mr. Cai received his bachelor’s degree in mechanical engineering from Tsinghua University in the PRC in July 2004.
Langbo Guo
has served as our chief strategy officer since March 2018. Mr. Guo has also been the chief strategy officer of our Company since March 2018. Prior to joining our Company, he served as a senior director of the operations and planning division of Baidu, Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from November 2011 to February 2018. Mr. Guo received his bachelor’s degree in material engineering from Shanghai Jiao Tong University in the PRC in July 1993.
Kai Shen
has served as our chief risk officer and general counsel since October 2019. Prior to joining our Company, Mr. Shen served at Alibaba Group from February 2011 to October 2019 with his last position as a senior legal director. Since May 2017, he has served as an arbitrator of China International Economic and Trade Arbitration Commission. Mr. Shen received his bachelor’s degree in law from Hunan University in the PRC in June 2003 and master’s degree in project management from Zhejiang University in the PRC in September 2014.
Zhenghong Wang
has served as our chief customer officer since May 2021 and has been our head of operations committee since 2016. Previously, Mr. Wang was the vice president of operations of Yunmanman from 2016 to 2019. Prior to joining our Group, from May 2014 to January 2016, he served as the vice president of Beijing Chengshi Wanglin Information Technology Co., Ltd., which is a subsidiary of 58.com Inc. (a company operating a life service platform and listed on the NYSE (ticker symbol: WUBA)). Mr. Wang worked at Alibaba Group from July 2004 to April 2014, during which he held various positions, including deputy regional general manager and regional manager of the business-to-business
unit. Mr. Wang received his bachelor’s degree in business management from Xi’an Jiaotong University in the PRC in July 1999.

B.	Compensation
In 2021, the Group paid aggregate cash compensation of approximately RMB19.7 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”
In 2021, we repurchased a number of ordinary shares and options from certain of our executive officers. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Certain Executive Officers.”
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.
Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition
and
non-solicitation
restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.
We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Share Incentive Plans
2018 Plan
We adopted a share incentive plan in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan. The 2018 Plan allows us to grant options, restricted shares, restricted share units and other equity awards to our employees, non-employee
directors and consultants. The maximum number of Class A ordinary shares that may be issued pursuant to equity awards granted under the 2018 Plan is 2,636,675,056.
We have set up an employee incentive plan trust with Futu Trustee Limited as the trustee and Master Quality Group Limited as the nominee of the trustee. Master Quality Group Limited holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. As of March 31, 2022, Master Quality Group Limited holds 845,079,951 Class A ordinary shares. Upon satisfaction of applicable vesting conditions, Class A ordinary shares held by Master Quality Group Limited may be transferred to the relevant participants. Pursuant to the trust deed, neither the trustee nor the nominee may exercise the voting rights associated with the shares held by the nominee.
Administration
The 2018 Plan is administered by the compensation committee. As the administrator, the compensation committee will determine the terms and conditions of each equity award.
Change in Control
In the event of a change in control, if holders’ equity awards are not converted, assumed, or replaced by a successor, such equity awards will become fully vested and exercisable and all forfeiture restrictions on such equity awards will lapse. The administrator may accelerate the expiration, purchase of equity awards from holders and provide for the replacement, assumption or substitution of equity awards.
Term
Unless terminated earlier, the 2018 Plan will continue in effect for a term of ten years from the date of its adoption.
Award Agreements
Equity awards granted under the 2018 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, as determined by the administrator to be consistent with the 2018 Plan.
Vesting Schedule
The vesting schedule of each equity award granted under the 2018 Plan will be set by the administrator.
Amendment and Termination
The administrator may, at any time and from time to time, terminate, amend or modify the 2018 Plan subject to the approval of the board if required by applicable laws or the relevant listing stock exchange.

Award Grants
As of March 31, 2022, options to purchase 85,095,485 Class A ordinary shares were granted and outstanding under the 2018 Plan. The table below summarizes the options granted to our directors and executive officers under the 2018 Plan in 2021.

Name	Position	Class A Ordinary Shares Underlying Options	Option Exercise Price (US$)	Grant Date	Expiration Date
Peter Hui Zhang	Founder, chairman and chief executive officer	310,119,632	0.00001	June 11, 2021	June 10, 2031
Simon Chong Cai	Chief financial officer	*	0.00001	June 11, 2021	June 10, 2031
Kai Shen	Chief risk officer and general counsel	*	0.00001	June 11, 2021	June 10, 2031

*	Less than 1% of our issued shares, assuming conversion of all of our preferred shares into ordinary shares.
2021 Plan
We adopted the 2021 equity incentive plan in April 2021, which was amended in November 2021, or the 2021 Plan. The 2021 Plan allows us to grant options, restricted shares, RSUs and other equity awards to our employees, directors and consultants. The maximum number of ordinary shares, including both Class A ordinary shares and Class B ordinary shares, that may be subject to equity awards pursuant to the 2021 Plan, or the share reserve, was initially set at 466,685,092. If the share reserve falls below 3.0% of our total outstanding shares on the last day of a calendar year, the share reserve shall automatically be increased to 3.0% of our total outstanding shares on the January 1 immediately thereafter.
Administration
The 2021 Plan is administered by the compensation committee. The administrator will determine the terms and conditions of each equity award.
Change in Control
In the event of a change in control, the administrators may accelerate the vesting, purchase of equity awards from holders and provide for the assumption, conversion or replacement of equity awards.
Term
Unless terminated earlier, the 2021 Plan will continue in effect for a term of ten years from the date of its adoption.
Award Agreements
Equity awards granted under the 2021 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the 2021 Plan.
Vesting Schedule
The vesting schedule of each equity award granted under the Plan will be set forth in the award agreement for such equity award.

Amendment and Termination
The 2021 Plan may at any time be amended or terminated with the approval of our board of directors, subject to the limitations of applicable laws.
Award Grants
We granted options and ordinary shares under the 2021 Plan. As of March 31, 2022, options to purchase 158,977,013 Class A ordinary shares were granted and outstanding under the 2021 Plan. The table below summarizes the ordinary shares granted to our directors and executive officers under the 2021 Plan in 2021. We did not grant options to our directors and executive officers under the 2021 Plan in 2021.

Name	Position	Ordinary Shares Granted		Grant Date
Peter Hui Zhang	Founder, chairman and chief executive officer	*	(1)	November 25, 2021
		*	(1)	November 30, 2021
		*	(1)	December 15, 2021
Jennifer Xinzhe Li	Independent director	*		November 23, 2021

*	Less than 1% of our total outstanding shares.
(1)	Class B ordinary shares.
Restricted Share Awards
In December 2018 and January 2019, we issued an aggregate of 68,045,550 restricted shares to Mr. David Wanqian Liu and Mr. Hao Zheng, who were the co-founders
of Plus, in connection with our equity investment in Plus. Such restricted shares will vest over four years. The estimated fair value on the grant date of each restricted share was US$0.1965. In November 2020, we repurchased all of such shares from Mr. David Wanqian Liu and Mr. Hao Zheng.
The Group acquired Beijing Bang Li De Network Technology Co., Ltd., or TYT, a private company offering equipment transportation services, in December 2021. Upon the completion of the acquisition, ordinary shares in TYT held by non-controlling
interest holders, who are also management of the TYT, are restricted and subject to a four-year vesting period.

C.	Board Practices
Board of Directors
Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. Pursuant to our memorandum and articles of association, a director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our Company;

•	representing our Company in contracts and deals;

•	appointing attorneys for our Company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our Company’s finance and bank accounts;

•	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.
Terms of Directors and Executive Officers
Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our Company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.
Board Committees
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. Each committee’s members and functions are described below.
Audit Committee
Our audit committee currently consists of Ms. Jennifer Xinzhe Li and Mr. Shanshan Guo. Ms. Jennifer Xinzhe Li is the chairperson of our audit committee. Ms. Jennifer Xinzhe Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Jennifer Xinzhe Li and Mr. Shanshan Guo satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the criteria for independence set forth in Rule
10A-3
of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.
The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•
annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our Company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•
timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our Company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•
establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.
Compensation Committee
Our compensation committee currently consists of Mr. Peter Hui Zhang and Mr. Wenjian Dai. Mr. Peter Hui Zhang is the chairperson of our compensation committee.
Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•
administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nomination Committee and Corporate Governance Committee
Our nominating and corporate governance committee consists of Ms. Guizhen Ma and Mr. Richard Weidong Ji. Ms. Guizhen Ma is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.	Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership
The following table sets forth information as of March 31, 2022 with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of ordinary shares outstanding as of March 31, 2022 is 22,168,014,379, comprising 19,908,869,311 Class A ordinary shares and 2,259,145,068 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Directors and Executive Officers**:
Peter Hui Zhang (1)	250,688,631	2,259,145,068	11.3%	77.6%
Shanshan Guo	—	—	—	—
Guizhen Ma	*	—	*	*
Wenjian Dai	*	—	*	*
Richard Weidong Ji (2)	971,369,260	—	4.4%	1.1%
Jennifer Xinzhe Li	*	—	*	*
Simon Chong Cai	*	—	*	*
Langbo Guo	*	—	*	*
Kai Shen	*	—	*	*
Zhenghong Wang	*	—	*	*
All directors and executive officers as a Group	1,393,775,590	2,259,145,068	16.5%	78.9%
Principal Shareholders:
SVF entities (3)	4,402,158,648	—	19.9%	5.0%
Full Load Logistics (1)	—	2,259,145,068	10.2%	77.3%
Sequoia Funds (4)	1,374,341,875	—	6.2%	1.6%

*	Less than 1% of our total outstanding shares.
**
The business addresses for our directors and executive officers are No. 123 Kaifa Avenue, Economic and Technical Development Zone, Guiyang, Guizhou 550009, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2022, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2022, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2022.

††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 30 votes. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances.

(1)
The number of ordinary shares beneficially owned is as of March 31, 2022, and consists of (i) 2,259,145,068 Class B ordinary shares held by Full Load Logistics, and (ii) 250,688,631 of the Class A ordinary shares held by Master Quality Group Limited, which Mr. Peter Hui Zhang has dispositive power over due to his right to receive such shares within 60 days after March 31, 2022. The number of Class B ordinary shares held by Full Load Logistics increased from 1,766,332,475 as of June 21, 2021 to 2,259,145,068 as of March 31, 2022 due to (i) the grant of an aggregate number of 261,100,400 Class B ordinary shares to Full Load Logistics in the fourth quarter of 2021 and the first quarter of 2022 under the 2021 Plan, after giving effect to our tax withholding obligations, and (ii) the exchange of 231,712,193 Class A ordinary shares held by Full Load Logistics for 231,712,193 Class B ordinary shares. On the other hands, Mr. Peter Hui Zhang no longer holds the voting power over the shares held by Master Quality Group Limited. Full Load Logistics is a limited liability company incorporated in the British Virgin Islands with registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, VG1110. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang.

(2)
The number of ordinary shares beneficially owned is as of March 31, 2022, and consists of (i) 586,444,180 Class A ordinary shares held by
All-Stars
SP VI Limited, (ii) 68,045,540 Class A ordinary shares held by
All-Stars
SP VIII Limited, (iii) 234,187,020 Class A ordinary shares held by
All-Stars
PESP II Limited, (iv) 34,821,060 Class A ordinary shares held by
All-Stars
PEIISP IV Limited and (v) 47,871,460 Class A ordinary shares held by PESP VIII Limited.

Each of
All-Stars
SP VI Limited,
All-Stars
SP VIII Limited,
All-Stars
PESP II Limited,
All-Stars
PEIISP IV Limited and PESP VIII Limited is a limited liability company incorporated in the British Virgin Islands with registered office at Ritter House, Wickhams Cay II, Road Town, VG1110, Tortola, British Virgin Islands. Mr. Richard Weidong Ji is one of the directors of each of
All-Stars
SP VI Limited,
All-Stars
SP VIII Limited,
All-Stars
PESP II Limited,
All-Stars
PEIISP IV Limited and PESP VIII Limited and shares the voting and investment powers over the shares held by
All-Stars
SP VI Limited,
All-Stars
SP VIII Limited,
All-Stars
PESP II Limited,
All-Stars
PEIISP IV Limited and PESP VIII Limited. Mr. Ji may therefore be deemed to be the beneficial owner of the shares held by
All-Stars
SP VI Limited,
All-Stars
SP VIII Limited,
All-Stars
PESP II Limited,
All-Stars
PEIISP IV Limited and PESP VIII Limited.

(3)
The number of ordinary shares beneficially owned as of March 31, 2022 consists of 4,402,158,648 Class A ordinary shares, including (i) 3,940,559,749 Class A ordinary shares held by SVF Truck (Singapore) Pte. Ltd. (“SVF Truck”) as record holder, and 461,598,899 Class A ordinary shares held by SVF II Cortex Subco (DE) LLC (“SVF II Cortex”) as record holder.

Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF Truck. SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) of Softbank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing, and disposal of SVF’s investments, including SVF Truck. Rajeev Misra, Saleh Romeih, Kalika Jayasekera and Neil Hadley are the directors of SBIA UK. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by SVF Truck. Each of them disclaims any such beneficial ownership. The address for each of SBIA UK and SVF Holdings (UK) LLP is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SoftBank Vision Fund LP is Aztec Group House
11-15
Seaton Place, St. Helier, Jersey, JE4 0QH. The address for each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck is 138 Market Street
#27-01A,
Capitagreen, Singapore 048926.
SoftBank Vision Fund
II-2
L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Cortex. SB Global Advisers Limited (“SBGA”) has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF Fund II’s investments, including shares held by SVF II Cortex. Spencer Collins, Rajeev Misra, and Neil Hadley are the directors of SBGA. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by SVF II Cortex. Each of them disclaims any such beneficial ownership. The business address for each of SVF II Holdings (DE) LLC and SVF II Cortex is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund
II-2
L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom.

(4)
The number of ordinary shares beneficially owned is as of December 31, 2021, as reported in the Amendment No.1 to the Schedule 13G filed jointly by the Sequoia funds and their control persons on February 25, 2022, and consists of 1,374,341,875 Class A ordinary shares, including (i) 261,158,080 Class A ordinary shares held by Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (ii) 383,031,855 Class A ordinary shares in the form of 19,151,592 ADSs held by Sequoia Capital Global Growth Fund
III—2020-B,
L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (iii) 566,842,620 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) 163,309,320 Class A ordinary shares held by SCC Growth IV
2018-H,
L.P., an exempted limited partnership formed under the laws of the Cayman Islands.
The general partner of Sequoia Capital Global Growth Fund
III—2020-B,
L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. is SCGGF III—Endurance Partners Management, L.P., whose general partner is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by Sequoia Capital Global Growth Fund
III—2020-B,
L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. are Messrs. Roelof Botha and Douglas Leone. Messrs. Botha and Leone, together with Sequoia Capital Global Growth Fund
III—2020-B,
L.P., Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., SCGGF III—Endurance Partners Management, L.P and SC US (TTGP), Ltd., are collectively referred to as Sequoia Capital Global Growth.
SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P. The general partner of Sequoia Capital China Venture Fund V, L.P. is SC China Venture V Management, L.P., whose general partner is SC China Holding Limited. The general partner of SCC Growth IV
2018-H,
L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen, together with SCC Venture V Holdco I, Ltd., Sequoia Capital China Venture Fund V, L.P., SC China Venture V Management, L.P., SCC Growth IV
2018-H,
L.P., SC China Growth IV Management, L.P., SC China Holding Limited and SNP China Enterprises Limited, are collectively referred to as Sequoia Capital China.
Sequoia Capital China and Sequoia Capital Global Growth may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares, and are collectively referred to as Sequoia Funds.
The registered address of SCC Venture V Holdco I, Ltd. and SCC Growth IV
2018-H,
L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands, and the address for each of the Sequoia Capital Global Growth entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA, the United States of America.
As of March 31, 2022, a total of 11,291,718,826 Class A ordinary shares are held by 10 record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the Group VIEs and Their Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement
Pursuant to our shareholders’ agreement entered into on November 17, 2020 (as acceded to from time to time), among our Company, certain subsidiaries of our Company, holders of our ordinary shares, certain individuals parties thereto, and holders of our preferred shares, we have granted certain registration rights to holders of our Class A ordinary shares issued upon conversion of our preferred shares immediately prior to the completion of our US IPO.
Parties to the agreement include over 10 entities that held our ordinary shares prior to our US IPO as follows: (i) Dai WJ Holdings Limited, (ii) Liu XF Holdings Limited, (iii) Tang TG Holdings Limited, (iv) Luo P Holdings Limited, (v) Great Oak Trading LTD., (vi) DWJ Partners Limited, (vii) Master Quality Group Limited, (viii) GENG XF Holdings Limited, (ix) CLOUSE S.A. (acting for the account of its compartment 27), (x) PESP VIII Limited, (xi) AROMA TALENT LIMITED, (xii) Full Load Logistics Information Co., Ltd. and (xiii) Star Beauty Global Limited.
Parties to the agreement include over 80 legal entities that held our preferred shares prior to our US IPO as follows: (i) Morespark Limited, (ii) Hillhouse TCA TRK Holdings Limited, (iii) Hillhouse
TRK-III
Holdings Limited, (iv) Shanghai Dingbei Enterprise Management Consulting Partnership (Limited Partnership), (v) Redview Capital Investment VI Limited, (vi) HERO FINE GROUP LIMITED, (vii) Eastern Bell International XXIV Limited, (viii) Violet Springs International Ltd, (ix) Pantheon Access
Co-Investment
Program, L.P.—Series 140, (x) Pantheon Multi-Strategy Primary Program 2014, L.P.—Series 200, (xi) Pantheon International PLC, (xii) GGV Capital VI L.P., (xiii) GGV Capital VI Plus L.P., (xiv) GGV VII Investments Pte. Ltd., (xv) GGV Capital VI Entrepreneurs Fund L.P., (xvi) GGV VII Plus Investments Pte. Ltd., (xvii) GGV (FT) LLC, (xviii) Genesis Capital I LP, (xix) SUN DRAGON LIMITED, (xx) Tencent Mobility Limited,
(xxi) All-Stars
SP VI Limited, (xxii) Teng Yue Partners Master Fund, LP, (xxiii) Teng Yue Partners RDLT, LP, (xxiv) TYP Holdings, LLC, (xxv) IFC CATALYST FUND, LP, (xxvi) IFC GLOBAL EMERGING MARKETS FUND OF FUNDS, LP, (xxvii) BAIDU CAPITAL L.P., (xxviii) Marble Investment Company Limited, (xxix) TECHGIANT LIMITED,
(xxx) All-Stars
PESP II Limited,
(xxxi) All-Stars
SP VIII Limited,
(xxxii) All-Stars
PEIISP IV Limited, (xxxiii) Truck Work Logistics Information Co., Ltd., (xxxiv) Lightspeed China Partners I, L.P., (xxxv) Lightspeed China Partners
I-A,
L.P., (xxxvi) LIGHTSPEED VENTURE PARTNERS SELECT II, L.P., (xxxvii) Lightspeed Opportunity Fund, L.P., (xxxviii) SCC Venture V Holdco I, Ltd., (xxxix) SCC GROWTH IV
2018-H,
L.P., (xl) Sunshine Logistics Investment Limited,
(xli) Tyrus-DA
Global Sharing Economy No. 2, (xlii) Capital Champion Holdings Limited, (xliii) Xiang He Fund I, L.P., (xliv) Xiang He Fund II, L.P., (xlv) Xiang He Fund Gamma, L.P., (xlvi) CMC Scania Holdings Limited, (xlvii) CMC Scania II Limited, (xlviii) Internet Fund IV Pte. Ltd., (xlix) Artist Growth Opportunity Fund I LP, (l) Artist Growth Opportunity I LP, (li) Guiyang Venture Capital Co., Ltd., (lii) Eastern Bell V Investment Limited, (liii) Eastern Bell International II Limited, (liv) Fortune Nice International Limited, (lv) SVF Truck (Singapore) Pte. Ltd., (lvi) SVF II Sage Subco (Singapore) Pte. Ltd., (lvii) Kite Holdings, LLC, (lviii) CapitalG LP, (lix) Scottish Mortgage Investment Trust plc, (lx) Super Trolley Investment Limited, (lxi) Super Mini Investment Limited, (lxii) Super Kar Investment Limited, (lxiii) Super Van Investment Limited, (lxiv) Super Truck Investment Limited, (lxv) Full Load Logistics Information Co. Ltd, (lxvi) Rose World Capital Limited, (lxvii) North Land Global Limited, (lxviii) WF ASIAN RECONNAISSANCE FUND LIMITED, (lxix) DYNAMIC MOVE INVESTMENTS LIMITED, (lxx) GSR VENTURES VI (SINGAPORE) PTE. LTD., (lxxi) China Internet Investment Fund (Limited Partnership), (lxxii) Shanghai Shengjia Xinlue Investment Center LLP, (lxxiii) Propitious Morningstar Limited, (lxxiv) Ning Zhang, (lxxv) TR China Holdings 8, (lxxvi) SEQUOIA CAPITAL GLOBAL GROWTH FUND
III—2020-B,
L.P., (lxxvii) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—ENDURANCE PARTNERS, L.P., (lxxviii) Titanium Growth Investment Limited (formerly Permira PGO1 SPV Limited), (lxxix) Fidelity China Special Situations PLC, (lxxx) Fidelity Investment Funds, (lxxxi) Fidelity Funds,
(lxxxii) ERI-BayernInvest-Fonds
Aktien Asien, (lxxxiii) Racing Sports Limited, and (lxxxiv) SCEP Master Fund.

Demand Registration Rights
At any time following 180 days after the effective date of our initial public offering, shareholders holding at least 20% of then outstanding registrable securities could submit a written request that we effect the registration of the registrable securities under the Securities Act where the anticipated gross proceeds would be at least US$100 million. Upon such a request, we shall promptly give written notice of such requested registration to all other shareholders and thereupon shall use its best efforts to effect, as soon as practicable, the registration under the Securities Act of the registrable securities specified in the request of the requesting shareholders, together with any registrable securities as are specified in written requests of such other shareholders given within 15 business days after such written notice from us is delivered to such other shareholders.
Piggyback Registration Rights
If we propose to file a registration statement for a public offering of our equity securities for our own account or for the account of any person that is not a shareholder (except registration statement filed in relation to any employee benefit plan, a corporate reorganization or any form that does not include substantially the same information as would be required to be included in a
F-1
registration statement or a
F-3
registration statement), we shall promptly give each shareholder written notice of such registration, upon the written request of any shareholder given within 20 days after delivery of such notice, we shall include in such registration any registrable securities thereby requested by such shareholder.
Form
F-3
Registration Rights
After the closing of our initial public offering, we shall use best efforts to qualify for registration on
Form F-3.
At any time when we are eligible to use a Form
F-3
registration statement, shareholders holding at least 15% of then outstanding registrable securities may make a written request to us to file a registration statement on Form
F-3
for a public offering of the number of registrable securities specified in such request. We shall use our reasonable best efforts to cause a registration statement on Form
F-3
to become effective not later than 90 days after we receive a request.
Expenses of Registration
We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand (subject to certain exceptions), piggyback or
F-3
registration.
Termination of Registration Rights
Our shareholders’ registration rights will terminate (i) after five years of the completion of our initial public offering or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold without restrictions in any
90-day
period upon or after the completion of our initial public offering under Rule 144 promulgated under the Securities Act.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”
Transactions with JYBD
Jiayibingding (Beijing)
E-commerce
Co., Ltd., or JYBD, is an equity investee of our Company. The Group had revenue from JYBD in the amount of nil, RMB9.4 million and nil in 2019, 2020 and 2021, respectively. The revenue in 2020 was generated from lead-generation service provided to JYBD.

As of December 31, 2019, 2020 and 2021, the Group had amounts due to JYBD of RMB15.0 million, nil and nil, respectively. The amount due to JYBD as of December 31, 2019 related to the consideration payable for our equity investment in JYBD, which had been fully paid.
The Group accrued service fee to JYBD in the amount of RMB12.5 million (US$2.0 million) in 2021 for road rescue service provided by JYBD. As of December 31, 2021, the Group had service fee prepaid to JYBD of RMB7.1 million (US$1.1 million).
Transactions with Yinghuo
Hangzhou Yinghuo Internet Technology Limited, or Yinghuo, is a company in which Mr. Gang Wang, our ex-chairman
of the board of directors, owned 40% equity interest as of December 31, 2020. Mr. Gang Wang is a minority shareholder of our Company. The Group had revenue from Yinghuo in the amount of RMB2.2 million, nil and nil in 2019, 2020 and 2021, respectively, for lead-generation service provided to Yinghuo.
As of December 31, 2019, 2020 and 2021 the Group had amounts due from Yinghuo of RMB1.1 million, nil and nil, respectively, relating to service fee receivable from Yinghuo.
Transactions with Horgos
Horgos Yinghuo Management Consulting Co., Ltd., or Horgos, is a company in which Mr. Gang Wang indirectly owned 40% equity interest as of December 31, 2020. The Group had revenue from Horgos in the amount of nil, RMB0.9 million and nil in 2019, 2020 and 2021, respectively. The revenue in 2020 was generated from lead-generation service provided to Horgos.
Transactions with Plus
Plus is an equity investee of our Company. In August 2020, we granted a US$6.25 million loan to Plus with a fixed interest rate of 1.0%, which became due in November 2020. The balance of such loan has been fully repaid.
As of December 31, 2019, 2020 and 2021, we had amounts due to Plus of RMB0.8 million, RMB0.8 million and nil, respectively, relating to the consideration payable for our equity investment in Plus.
Transactions with Euclidean
Euclidean Investment LLC, or Euclidean, is a company controlled by Mr. David Wanqian Liu, co-founder
of Plus.
In April 2019, we granted a US$2.1 million loan to Euclidean with a fixed interest rate of 1.0%, which became due in November 2020. As of December 31, 2019 and 2020, we had amounts due from Euclidean of RMB14.7 million and nil, respectively, relating to such loan to Euclidean. The balance of such loan has been fully repaid.
In November 2020, we repurchased an aggregate of 34,022,775 ordinary shares from Euclidean for a total repurchase price of US$12.5 million. These ordinary shares were issued to Euclidean in December 2018 and January 2019, in connection with our acquisition of shares in Plus. As of December 31, 2019, 2020 and 2021, the Group had amounts due to Euclidean of nil, RMB8.2 million and RMB8.0 million (US$1.3 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from Euclidean.
Transactions with Sigma
Sigma Point Investment LLC, or Sigma, is a company controlled by Mr. Hao Zheng, co-founder
of Plus.

In April 2019, we granted a US$2.1 million loan to Sigma with a fixed interest rate of 1.0%, which became due in November 2020. As of December 31, 2019 and 2020, the Group had amounts due from Sigma of RMB14.7 million and nil, respectively, relating to such loan to Sigma. The balance of such loan has been fully repaid.
In November 2020, we repurchased an aggregate of 34,022,775 ordinary shares from Sigma for a total repurchase price of US$12.5 million. These ordinary shares were issued to Sigma in December 2018 and January 2019, in connection with our acquisition of shares in Plus. As of December 31, 2019, 2020 and 2021, the Group had amounts due to Sigma of nil, RMB8.2 million and RMB8.0 million (US$1.3 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from Sigma.
Transactions with Champion
Truck Champion Limited, or Champion, is an equity investee of our Company.
As of December 31, 2019, 2020 and 2021, we had amounts due to Champion of RMB19.3 million, nil and nil, respectively. The amount due to Champion as of December 31, 2019 was related to the consideration payable for our equity investment in Champion.
Transactions with DWJ and DWJ Partners
Dai WJ Holdings Limited, or DWJ, is a shareholder of our Company, and it is ultimately controlled by a trust of which Mr. Wenjian Dai, a director and formerly an executive officer of our Company, is the settlor. Mr. Dai and his family members are among the beneficiaries.
In December 2019, we repurchased an aggregate of 76,803,015 ordinary shares from DWJ for a total repurchase price of US$28.2 million. In July 2020, we repurchased an aggregate of 163,309,322 ordinary shares from DWJ for a total repurchase price of US$60.0 million. In June 2021, we repurchased an aggregate of 91,236,935 Class A ordinary shares from DWJ for a total repurchase price of US$90.0 million. As of December 31, 2019, 2020 and 2021, the Group had amounts due to DWJ of RMB19.8 million, RMB61.7 million and RMB80.5 million (US$12.6 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from DWJ.
DWJ Partners Limited, or DWJ Partners, is a company controlled Mr. Wenjian Dai. In January 2021, we repurchased an aggregate of 10,000,000 ordinary shares from DWJ Partners for a total repurchase price of US$3.7 million. As of December 31, 2021, the Group had amounts due to DWJ Partners of RMB1.8 million (US$0.3 million), relating to the consideration payable for repurchasing of ordinary shares from DWJ Partners.
Transactions with LXF
Liu XF Holdings Limited, or LXF, is a shareholder of our Company, and it is controlled by Mr. Xianfu Liu, formerly an executive officer of our Company.
In November 2019, we repurchased an aggregate of 38,401,507 ordinary shares from LXF for a total repurchase price of US$14.1 million. In July 2020, we repurchased an aggregate of 27,218,220 ordinary shares from LXF for a total repurchase price of US$10.0 million. In June 2021, we repurchased an aggregate of 15,206,156 Class A ordinary shares from LXF for a total repurchase price of US$15.0 million. As of December 31, 2019, 2020 and 2021, the Group had amounts due to LXF of RMB9.9 million, RMB16.4 million and RMB15.9 million (US$2.5 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from LXF.
Transactions with TTG
Tang TG Holdings Limited, or TTG, is a shareholder of our Company, and it is controlled by Mr. Tianguang Tang, formerly an executive officer of our Company.

In November 2019, we repurchased an aggregate of 38,401,507 ordinary shares from TTG for a total repurchase price of US$14.1 million. In June 2021, we repurchased an aggregate of 40,549,749 Class A ordinary shares from TTG for a total repurchase price of US$40.0 million. As of December 31, 2019, 2020 and 2021, the Group had amounts due to TTG of RMB9.9 million, nil and RMB25.5 million (US$4.0 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from TTG.
Transactions with LP
Luo P Holdings Limited, or LP, is a shareholder of our Company, and it is controlled by Mr. Peng Luo, formerly an executive officer of our Company.
In November 2019, we repurchased an aggregate of 96,003,768 ordinary shares from LP for a total repurchase price of US$35.3 million. As of December 31, 2019 and 2020, the Group had amounts due to LP of RMB36.8 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares to LP. The balance of such consideration payable has been fully paid.
Transactions with SVF Bumble
SVF Bumble (Cayman) Limited, or SVF Bumble, is a shareholder of Champion and an affiliate of the SVF entities, which are one of our principal shareholders. In November 2019, we advanced the consideration payable for equity investment in Champion for SVF Bumble. As of December 31, 2019 and 2020, the Group had amounts due from SVF Bumble of RMB20.1 million and nil, respectively, relating to such advance to SVF Bumble. The balance of such advance has been fully repaid.
Transactions with GXF
Geng XF Holdings Limited, or GXF, is a company controlled by Ms. Geng Xiaofang, a shareholder of our Company.
In June 2021, we repurchased an aggregate of 20,274,875 Class A ordinary shares from GXF for a total repurchase price of US$20.0 million. As of December 31, 2021, the Group had amounts due to GXF of RMB12.8 million (US$2.0 million), relating to the consideration payable for repurchasing of ordinary shares from GXF.
Transactions with Capital Champion Holdings Limited
In June 2021, we repurchased an aggregate of 105,675,493 Class A ordinary shares from Capital Champion Holdings Limited for a total repurchase price of US$104.2 million. As of December 31, 2019, 2020 and 2021, the Group had amounts due to Capital Champion Holdings Limited of nil, nil and RMB27.4 million (US$4.3 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from Capital Champion Holdings Limited.
Transactions with Certain Executive Officers
In 2019, we repurchased an aggregate of 6,276,688 ordinary shares from certain of our executive officers for a total repurchase price of US$2.3 million. In 2020, we repurchased an aggregate of 19,556,058 ordinary shares and options to purchase an aggregate of 1,111,929 ordinary shares from certain of our executive officers for a total repurchase price of US$11.2 million and US$0.6 million, respectively. As of December 31, 2019, 2020 and 2021, the Group had amounts due to such executive officers of nil, RMB77.6 million and nil, respectively, relating to the consideration payable for such repurchases.

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report.
Legal Proceedings
See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings and Compliance.”
Dividend Policy
Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business.
Any other future determination to pay dividends will be made at the discretion of our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.
We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax
profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

B.	Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
Our ADSs have been listed on the New York Stock Exchange since June 2021 under the ticker symbol “YMM.” Each ADS represents 20 of our Class A ordinary shares.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been trading on the New York Stock Exchange since June 2021 under the ticker symbol “YMM.” Each ADS represents 20 of our Class A ordinary shares.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our sixth amended and restated memorandum and articles of association contained in our
F-1
registration statement (File
No. 333-256564),
initially filed with the SEC on May 27, 2021. Our shareholders adopted our sixth amended and restated memorandum and articles of association by special resolutions passed on April 14, 2021, and effective immediately prior to the completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts
In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report.

D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Related to Foreign Exchange.”

E.	Taxation
The following describes certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our Class A ordinary shares and ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the Class A ordinary shares and ADSs.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Class A ordinary shares, nor will gains derived from the disposal of the Class A ordinary shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Pursuant to the Enterprise Income Tax Law, which was promulgated by the National People’s Congress on March 16, 2007, took effect on January 1, 2008 and was last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our Company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders and with respect to gains derived by our non-PRC
enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends paid to individual investors who are non-PRC
residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld by us). Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to obtain in practice the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations
The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares.
This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).
As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•
a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.
As discussed below under “Passive Foreign Investment Company,” we believe there is a significant risk that we will be classified as a passive foreign investment company, or PFIC, for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, United States Holders are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we are classified as a PFIC in our current taxable year or future taxable years.
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United
States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
ADSs
If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends
Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free
return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.
Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate
United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends received from that corporation on shares (or

ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate
United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Therefore, if you are a non-corporate
United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.
Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a foreign tax credit, you may, at your election, deduct such otherwise creditable PRC withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes and subject to generally applicable limitations under United States law.
Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.
Passive Foreign Investment Company
In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), there would be an increased risk that we are a PFIC (as discussed below).
Based on the past and projected composition of the Group’s income and assets, and the valuation of its assets, including goodwill (which we have determined based on trading price of our ADSs), we believe there is a significant risk that we will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition. For these purposes, fluctuations in the market price of our Class A ordinary shares and ADSs (which may be volatile) may affect the value of the Group’s goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status. The composition of the Group’s assets and income may also be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.
If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market
election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year, other than the taxable year in which your holding period in the ADSs or Class A ordinary shares begins, will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the portion of your holding period for the ADSs or Class A ordinary shares that preceded the taxable year of the distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.
In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market
election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). The ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market
election.
If you make an effective
mark-to-market
election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market
rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market
election, and any gain will be treated as ordinary income. If you make a mark-to-market
election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends.”

If you make a
mark-to-market
election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market
election, and whether making the election would be advisable in your particular circumstances.
Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to prepare or provide you with the tax information necessary to permit you to make this election.
If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United
States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market
election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC for any taxable year.
Sale, Exchange or Other Disposition of ADSs or Class A Ordinary Shares
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate
United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Information Reporting and Backup Withholding
In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
Certain United States Holders are required to report information relating to our ADSs or Class A ordinary shares, subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding information reporting requirements relating to your ownership of our ADSs or Class A ordinary shares.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information.
The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is
http://www.sec.gov
. The information on that website is not a part of this annual report.

I.	Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
Our Company uses Renminbi as its reporting currency. All of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our Company and our subsidiary in Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, the Group had foreign exchange loss of RMB4.4 million and RMB21.3 million, and RMB15.5 million (US$2.4 million) in the years ended December 31, 2019, 2020 and 2021, respectively.

We do not believe that the Group currently has any significant direct foreign exchange risk. Nonetheless, the Group has used currency forward contracts to mitigate foreign exchange risk. Although in general the Group’s exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year
period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
As of December 31, 2021, the Group had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB3,806 million, and U.S. dollar-denominated cash, cash equivalents, restricted cash and short-term deposit of US$3,480 million. Assuming the Group had converted RMB3,806 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, its U.S. dollar cash balance would have been US$4,077 million. If the RMB had depreciated by 10% against the U.S. dollar, its U.S. dollar cash balance would have been US$4,018 million instead. Assuming the Group had converted US$3,480 million into RMB at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, its RMB cash balance would have been RMB25,983 million. If the RMB had depreciated by 10% against the U.S. dollar, its RMB cash balance would have been RMB28,447 million instead.
Interest Rate Risk
The Group has not been exposed to material risks due to changes in market interest rates, and the Group has not used any derivative financial instruments to manage its interest risk exposure. However, we cannot provide assurance that the Group will not be exposed to material risks due to changes in market interest rate in the future.
We may invest the net proceeds we receive from our initial public offering and concurrent private placement in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation
Since our inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Fees and Charges
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•
Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•
Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.
The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Payments by Depositary
In 2021, we received US$ 279,987 from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

In June 2021, we completed our US IPO and was listed on the NYSE and sold an aggregate of 82,500,000 ADSs, representing 1,650,000,000 Class A ordinary shares at a public offering price of US$19.00 per ADS. The US IPO raised a total of US$1,507.7 million in net proceeds after deduction of underwriting discounts, commissions and expenses. The effective date of our registration statement on Form
F-1,
as amended (File
No. 333-256564)
was June 21, 2021.
As of December 31, 2021, we had not used any of the net proceeds received from the US IPO.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules
13a-15(e)
and
15d-15(e)
promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2021, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Financial Reporting Risk Management.”
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Internal Control over Financial Reporting
Prior to our initial public offering and listing on the NYSE in the United States in June 2021, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing the Group’s consolidated financial statements for 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of sufficient skilled financial reporting and accounting personnel with appropriate knowledge, in particular, (i) to establish and implement key controls over period end closing, financial reporting and contract management, and (ii) to handle accounting issues and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.
Since we first identified this material weakness in the course of preparing the Group’s consolidated financial statements for 2019 and 2020, we have implemented a number of measures to address our identified material weakness during the initial public offering in the U.S., including, among others: (i) we have implemented regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel; (ii) we are developing and in the process of implementing a comprehensive set of period-end
financial reporting policies and procedures, including a more systematical contract management for those signed under overseas holding company and timely communication between legal and finance department to analyze the terms and accounting impacts of significant financing or investing contracts, especially for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; and (iii) we have hired and will continue to hire additional resources to strengthen the financial reporting function and setting up a financial and system control framework.
The aforementioned remediation measures were mostly in the process of developing and implementing in the fourth quarter of 2021. As our remediation measures have not been sufficiently validated and tested, in the course of auditing the Group’s consolidated financial statements for 2021, we and our independent registered public accounting firm continued to identify the existence of a material weakness in our internal control over financial reporting as of December 31, 2021, which is lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We cannot assure you that we or our independent registered public accounting firm will not identify such material weakness in connection with the preparation and audits of the Group’s consolidated financial statements for periods of future financial reporting cycles. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report the Group’s financial results or prevent fraud, and investor confidence in our Company and the market price of our ADSs may be adversely affected.”
As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.
Changes in Internal Control over Financial Reporting
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on
Form 20-F that
have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Ms. Jennifer Xinzhe Li, who is an independent director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form
20-F.
ITEM 16B. CODE OF ETHICS
We have adopted a code of business conduct and ethics that applies to our directors, employees, advisors and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our
F-1
registration statement (File
No. 333-256564),
as amended, initially filed with the SEC on May 27, 2021, and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at
ir.fulltruckalliance.com
.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113) has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2021, for which audited financial statements appear in this annual report.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, for the years indicated.

	For the Year Ended December 31,
	2020	2021
	(In thousands of US dollars)
Audit Fees (1)	1,400	2,000
Audit-Related Fees (2)	100	126

Total	1,500	2,126

(1)
“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings. The amount includes audit fees relating to our initial public offering.

(2)
This category includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”.

Pre-Approval
Policies and Procedures
Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve
all audit and
non-audit
services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We are a “foreign private issuer” (as such term is defined in Rule
3b-4
under the Exchange Act), and our ADSs, each representing 20 ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.
Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Cayman Companies Act, our home country. Currently, our board of directors is composed of six members, only two of whom are independent directors. Our compensation committee is composed of two members, none of whom are independent directors. Our nominating and corporate governance committee is composed of two members, none of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.
ITEM 16H. MINE SAFETY
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
The Registrant has elected to provide the financial statements and related information specified in Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Full Truck Alliance Co. Ltd. are included at the end of this annual report.
ITEM 19. EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1
Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on April 14, 2021 (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2
Specimen of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

Exhibit Number	Description of Exhibit

2.3
Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-257112) filed with the Securities and Exchange Commission on June 15, 2021)

2.4*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1
Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.2
Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.3*	English translation of the Equity Interest Pledge Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021

4.4*
English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Manyun Software, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

4.5*	English translation of the Power of Attorney by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021

4.6*	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Manyun Software, dated October 25, 2021

4.7*	English translation of the Exclusive Option Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021

4.8*	English translation of the Equity Interest Pledge Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021

4.9*
English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Shan’en Technology, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

4.10*	English translation of the Power of Attorney by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021

4.11*	English translation of the Exclusive Service Agreement between FTA Information and Shan’en Technology, dated November 16, 2021

4.12*	English translation of the Exclusive Option Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021

4.13*
English translation of the executed form of the Loan Agreements between FTA Information and each individual shareholder of Shan’en Technology, dated November 18, 2021, as currently in effect, and a schedule of all executed Loan Agreements adopting the same form

4.14
The Loan Agreement by and among the Registrant, Gang Wang and Mesterywang Investments Limited, as borrowers, dated November 21, 2020 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.15
The Charge over Shares in the Registrant between Gang Wang, as borrower, Truck Work Logistics Information Co., Ltd, as chargor and the Registrant as secured party, dated November 21, 2020 (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

Exhibit Number	Description of Exhibit

4.16*	The Share Surrender and Loan Repayment Agreement among Gang Wang, Mesterywang Investments Limited, Truck Work Logistics Information Co., Ltd, and the Registrant, dated April 14, 2022

4.17
Second Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.18
2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.19*	Amendment No.1 to 2021 Equity Incentive Plan

4.20
Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated December 3, 2018 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.21
Amendment to Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated February 25, 2021 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.22*
Deed of Change of Trustee for the Trust Deed Relating to Master Quality Trust among the Registrant as company, The Core Trust Company Limited as original trustee, Master Quality Group Limited as nominee and Futu Trustee Limited as new trustee, dated December 9, 2021

4.23
Warrant to Purchase Shares of Full Truck Alliance Co. Ltd., dated April 15, 2021 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

8.1*	List of Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of CM Law Firm

15.3*	Consent of China Insights Consultancy

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit Number	Description of Exhibit

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FULL TRUCK ALLIANCE CO. LTD.

	By:	/s/ Peter Hui Zhang
Name: Peter Hui Zhang
Title: Chairman and Chief Executive Officer
Date: April 25, 2022

FULL TRUCK ALLIANCE CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Full Truck Alliance Co. Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2021 and the related notes and the financial statements schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Convenience Translation
Our audits also comprehended the translation of Renminbi (“RMB”) amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 25
, 2022
We have served as the Company’s auditor since 202
0
.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 and 2021
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	USD
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		10,060,391	4,284,291	672,299
Restricted cash—current (including RMB48,702 and RMB3,509 from the consolidated trusts as of December 31, 2020 and 2021, respectively)		86,277	65,822	10,329
Short-term investments	6	8,731,195	21,634,642	3,394,947
Accounts receivable, net (net of allowance for doubtful accounts of RMB63,173 and RMB3,713 as of December 31, 2020 and 2021, respectively)	7	34,729	29,139	4,573
Amounts due from related parties	1 9	—	7,075	1,110
Loans receivable, net (including RMB317,022 and RMB353,509 from the consolidated trusts as of December 31, 2020 and 2021, respectively)	8	1,313,957	1,777,667	278,955
Prepayments and other current assets (including RMB1,009 and RMB nil from the consolidated trusts as of December 31, 2020 and 2021, respectively)	9	456,802	1,099,607	172,550

Total current assets		20,683,351	28,898,243	4,534,763
Restricted cash—non-current		13,500	13,500	2,118
Property and equipment, net	10	38,984	102,158	16,031
Investments in equity investees	1 1	875,205	1,678,351	263,370
Intangible assets, net	1 2	491,279	557,016	87,408
Goodwill	2	2,865,071	3,124,828	490,354
Deferred tax assets	1 8	18,966	20,492	3,216
Other non-current assets	1 3	147,000	3,847	604

Total non-current assets		4,450,005	5,500,192	863,101

TOTAL ASSETS		25,133,356	34,398,435	5,397,864

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 and 2021
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	USD
				(Note 2)
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Short-term loans (including nil and RMB9,000 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)	1 4	—	9,000	1,412
Accounts payable (including RMB23,839 and RMB29,077 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)		23,839	29,381	4,611
Amounts due to related parties	1 9	172,779	179,859	28,224
Payable to investors of the consolidated trusts (including RMB31,400 and nil from the consolidated VIEs as of December 31, 2020 and 2021, respectively)		31,400	—	—
Prepaid for freight listing fees and other service fees (including RMB319,156 and RMB383,153 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)	2.18	319,924	383,236	60,138
Income tax payable (including RMB23,554 and RMB21,573 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)		25,924	31,538	4,949
Other tax payable (including RMB446,610 and RMB566,479 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)		446,839	894,592	140,381
Accrued expenses and other current liabilities (including RMB620,828 and RMB1,045,484 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)	15	941,642	1,206,179	189,276

Total current liabilities.		1,962,347	2,733,785	428,991
Deferred tax liabilities (including nil and RMB26,415 from the consolidated VIEs as of December 31, 2020 and 2021, respectively)	1 8	118,783	135,764	21,304

Total non-current liabilities		118,783	135,764	21,304

TOTAL LIABILITIES		2,081,130	2,869,549	450,295

Commitments and contingencies (Note 2 5 )

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 and 2021
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	USD
				(Note 2)
MEZZANINE EQUITY
Convertible redeemable preferred shares (US$ 0.00001 par value, 15,474,373,880 and nil shares authorized, and 15,033,856,835 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1 6	32,846,087	—	—
Subscription receivables	1 6	(1,310,140)	—	—
(DEFICIT) EQUITY
Class A ordinary shares (US$0.00001 par value, 33,562,015,467 and 40,000,000,000 shares authorized, 3,517,944,736 and 18,505,617,508 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1 7	233	1,198	188
Class B ordinary shares (US$0.00001 par value, 963,610,653 and 10,000,000,000 shares authorized, 963,610,653 and 3,323,790,823 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1 7	63	218	34
Additional paid-in capital		3,809,060	49,245,773	7,727,736
Accumulated other comprehensive income		1,072,307	538,650	84,526
Subscription receivables		—	(1,310,140)	(205,590)
Accumulated deficit		(13,365,806)	(17,020,254)	(2,670,849)

TOTAL FULL TRUCK ALLIANCE CO. LTD. (DEFICIT) EQUITY		(8,484,143)	31,455,445	4,936,045
Non-controlling interests		422	73,441	11,524

TOTAL (DEFICIT) EQUITY		(8,483,721)	31,528,886	4,947,569

TOTAL LIABILITIES, MEZZANINE EQUITY AND (DEFICIT) EQUITY		25,133,356	34,398,435	5,397,864

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2019	2020	2021
			RMB	RMB	USD
					(Note 2)
Net Revenues (including value added taxes, “VAT”, of RMB1,359,320, RMB1,434,015 and RMB2,620,355 for the years ended December 31, 2019, 2020 and 2021, respectively)	2	2,473,061	2,580,820	4,657,019	730,788
Operating expenses
Cost of revenues (including VAT net of refund of VAT, of RMB953,200 RMB893,909 and RMB1,950,935 for the years ended December 31, 2019, 2020 and 2021, respectively)		(1,389,864)	(1,316,017)	(2,539,998)	(398,581)
Sales and marketing expenses		(403,117)	(454,343)	(837,301)	(131,391)
General and administrative expenses		(1,189,423)	(3,938,565)	(4,271,152)	(670,237)
Research and development expenses		(396,692)	(413,369)	(729,668)	(114,501)
Provision for loans receivable	8	(127,790)	(94,160)	(97,658)	(15,325)

Total operating expenses		(3,506,886)	(6,216,454)	(8,475,777)	(1,330,035)
Other operating income		13,223	21,031	22,815	3,580

Loss from operations		(1,020,602)	(3,614,603)	(3,795,943)	(595,667)
Other (expense) income
Interest income		229,310	209,832	234,651	36,822
Interest expenses		(39,996)	(8,367)	(40)	(6)
Foreign exchange loss		(4,410)	(21,276)	(15,468)	(2,428)
Investment income		—	3,321	28,317	4,444
Unrealized gains from fair value changes of trading securities and derivative assets		—	18,140	23,967	3,761
Other (expenses) income, net		(8,585)	(5,559)	7,067	1,109
Impairment loss	11	(710,331)	(22,030)	(111,567)	(17,507)
Share of loss in equity method investees		(1,729)	(11,054)	(11,321)	(1,777)

Total other (loss) income		(535,741)	163,007	155,606	24,418

Net loss before income tax		(1,556,343)	(3,451,596)	(3,640,337)	(571,249)
Income tax benefit (expense)	1 8	14,676	(19,336)	(14,191)	(2,227)

Net loss from continuing operations		(1,541,667)	(3,470,932)	(3,654,528)	(573,476)
Net income from discontinued operations, net of tax	3	18,010	452	—	—

Net loss		(1,523,657)	(3,470,480)	(3,654,528)	(573,476)
Less: net loss attributable to non-controlling interests		(7)	(8)	(80)	(13)

Net loss attributable to Full Truck Alliance Co. Ltd.		(1,523,650)	(3,470,472)	(3,654,448)	(573,463)

Deemed dividend	1 6	—	(120,086)	(518,432)	(81,353)

Net loss attributable to ordinary shareholders		(1,523,650)	(3,590,558)	(4,172,880)	(654,816)

Net (loss) earning per ordinary share:
Continuing operations	2 1	(0.47)	(1.05)	(0.31)	(0.05)
Discontinued operations	21	0.01	0.00	—	—
Basic and diluted—ordinary shares	21	(0.46)	(1.05)	(0.31)	(0.05)
Weighted average shares used in calculating net loss per ordinary share:
Basic	21	3,299,723,079	3,423,687,654	13,445,972,280	13,445,972,280
Diluted	21	3,299,723,079	3,423,687,654	13,445,972,280	13,445,972,280
Net loss		(1,523,657)	(3,470,480)	(3,654,528)	(573,476)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil		89,399	(498,157)	(533,657)	(83,742)

Total comprehensive loss		(1,434,258)	(3,968,637)	(4,188,185)	(657,218)
Less: comprehensive loss attributable to non-controlling interests		(7)	(8)	(80)	(13)

Comprehensive loss attributable to Full Truck Alliance Co. Ltd.		(1,434,251)	(3,968,629)	(4,188,105)	(657,205)

Deemed dividend		—	(120,086)	(518,432)	(81,353)

Comprehensive loss attributable to ordinary shareholders		(1,434,251)	(4,088,715)	(4,706,537)	(738,558)

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Accumulated other comprehensive income	Total	Non— controlling interests	Total deficit
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2018	3,150,151,437	207	—	—	1,289,824	(8,371,684)	1,481,065	(5,600,588)	437	(5,600,151)
Net loss	—	—	—	—	—	(1,523,650)	—	(1,523,650)	(7)	(1,523,657)
Ordinary shares issued for vested restricted shares	17,011,388	1	—	—	20,817	—	—	20,818	—	20,818
Exercise of stock options granted to employees	611,384,502	42	—	—	101,797	—	—	101,839	—	101,839
Share-based compensation	—	—	—	—	363,697	—	—	363,697	—	363,697
Repurchase of ordinary shares	(361,503,245)	(24)	—	—	(543,187)	—	—	(543,211)	—	(543,211)
Foreign currency translation adjustments	—	—	—	—	—	—	89,399	89,399	—	89,399

Balance as of December 31, 2019	3,417,044,082	226	—	—	1,232,948	(9,895,334)	1,570,464	(7,091,696)	430	(7,091,266)

Net loss	—	—	—	—	—	(3,470,472)	—	(3,470,472)	(8)	(3,470,480)
Ordinary shares issued for vested restricted shares	51,034,162	3	—	—	57,390	—	—	57,393	—	57,393
Exercise of stock options granted to employees	1,285,000,422	84	—	—	48,673	—	—	48,757	—	48,757
Accretion and modification of convertible redeemable preferred shares	—	—	—	—	(120,086)	—	—	(120,086)	—	(120,086)
Modifications to share options	93,472,356	7	—	—	252,667	—	—	252,674	—	252,674
Share-based compensation	—	—	—	—	3,148,596	—	—	3,148,596	—	3,148,596
Ordinary shares reclassification	(963,610,653)	(63)	963,610,653	63	—	—	—	—	—	—
Repurchase of ordinary shares	(364,995,633)	(24)	—	—	(811,128)	—	—	(811,152)	—	(811,152)
Foreign currency translation adjustments	—	—	—	—	—	—	(498,157)	(498,157)	—	(498,157)

Balance as of December 31, 2020	3,517,944,736	233	963,610,653	63	3,809,060	(13,365,806)	1,072,307	(8,484,143)	422	(8,483,721)

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Subscription Receivables	Accumulated OCI	Total	Non— controlling interests	Total (deficit) equity
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2020	3,517,944,736	233	963,610,653	63	3,809,060	(13,365,806)	—	1,072,307	(8,484,143)	422	(8,483,721)
Net loss	—	—	—	—	—	(3,654,448)	—	—	(3,654,448)	(80)	(3,654,528)
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	73,500	73,500
Foreign currency translation adjustments	—	—	—	—	—	—	—	(533,657)	(533,657)	—	(533,657)
Exercise of stock options granted to employees	351,972,260	23	514,258,536	33	4,937	—	—	—	4,993	—	4,993
Accretion of convertible redeemable preferred shares	—	—	—	—	(518,432)	—	—	—	(518,432)	—	(518,432)
Modifications to share options	—	—	—	—	209,311	—	—	—	209,311	—	209,311
Share-based compensation	—	—	—	—	3,628,598	—	—	—	3,628,598	—	3,628,598
Repurchase of ordinary shares	(177,267,715)	(12)	(169,834,500)	(11)	(1,664,995)	—	—	—	(1,665,018)	—	(1,665,018)
Repurchase of convertible redeemable preferred shares	—	—	—	—	(877,732)	—	—	—	(877,732)	—	(877,732)
Issuance of ordinary shares for initial public offering (“USIPO”), net of issuance cost of RMB31,785	1,860,526,314	120	—	—	11,058,923	—	—	—	11,059,043	—	11,059,043
Ordinary shares reclassification	(2,013,034,312)	(133)	2,013,034,312	133	—	—	—	—	—	—	—
Conversion of convertible redeemable preferred shares to ordinary shares upon USIPO	14,965,476,285	967	2,721,822	—	33,596,103	—	(1,310,140)	—	32,286,930	—	32,286,930
Decrease of non-controlling interest from disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(401)	(401)
Retirement of o rdinary shares	(60)	(0)	—	—	—	—	—	—	(0)	—	(0)

Balance as of December 31, 2021	18,505,617,508	1,198	3,323,790,823	218	49,245,773	(17,020,254)	(1,310,140)	538,650	31,455,445	73,441	31,528,886

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net loss	(1,523,657)	(3,470,480)	(3,654,528)	(573,476)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	70,708	63,669	67,422	10,580
Share-based compensation	455,634	3,254,335	3,628,602	569,407
Modification of options	—	231,972	209,311	32,845
Allowance for doubtful accounts	62,857	18,678	1,591	250
Provision for loans receivable	127,790	94,160	97,658	15,325
(Gain) Loss from disposal of property and equipment	(228)	1,425	283	44
Net loss from disposal of investment in equity investees	—	—	124	19
Investment income from forward contract	—	—	(25,878)	(4,061)
Share of loss in equity method investees	1,729	11,054	11,321	1,777
Unrealized gains from fair value changes of trading securities and derivative assets	—	(18,140)	(23,967)	(3,761)
Impairment loss and others	710,331	22,030	96,099	15,080
Changes in operating assets and liabilities:
Accounts receivable	(6,446)	(16,396)	18,799	2,950
Amounts due from related parties	10,851	1,130	(7,075)	(1,110)
Loans receivable	(876,654)	79,978	(561,368)	(88,091)
Prepayments and other current assets	413,677	(27,773)	(656,008)	(102,942)
Deferred tax assets	(14,005)	(1,958)	(1,450)	(228)
Accounts payable	(18,460)	5,859	5,314	834
Prepaid for freight listing fees and other service fees	(3,424)	58,137	41,898	6,575
Income tax payable	3,953	15,465	5,614	881
Other tax payable	(209,445)	6,404	191,621	30,070
Amounts due to related parties	28,669	22,242	(31,213)	(4,898)
Accrued expenses and other current liabilities	(147,512)	233,501	385,712	60,527
Deferred tax liabilities	(10,333)	(10,550)	(11,301)	(1,773)

Net cash (used in) provided by operating activities	(923,965)	574,742	(211,419)	(33,176)
Cash flows from investing activities:
Purchases of short-term investments	(6,341,221)	(9,377,260)	(23,340,272)	(3,662,598)
Maturity of short-term investments	3,177,061	6,613,919	10,069,291	1,580,091
Maturity of forward contracts	—	—	25,878	4,061
Payments for investment in equity investees	(214,739)	(34,475)	(887,327)	(139,241)
Acquisition of subsidiaries, net of cash acquired	—	(17,728)	(242,009)	(37,976)
Prepayments for long-term investments	—	(100,000)	—	—
Net cash out in relation to disposal of a subsidiary	—	—	(401)	(63)
Return of prepayments for equity investments	—	90,000	—	—
Return from dissolution of an equity investmen t	—	—	11,929	1,872
Loans to related parties	(48,458)	(63,482)	—	—
Repayments of loans from related parties	—	109,792	—	—
Loans to a third party company	(295,659)	—	—	—
Repayments of loans from a third party company	340,167	120,000	—	—
Purchases of property and equipment and intangible assets	(10,418)	(53,064)	(43,220)	(6,782)
Proceeds from disposal of property and equipment and intangible assets	2,068	21,403	7,158	1,123

Net cash used in investing activities	(3,391,199)	(2,690,895)	(14,398,973)	(2,259,513)

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities:
Proceeds from short-term loans	1,216,469	—	—	—
Repayments of short-term loans	(1,230,879)	(500,000)	—	—
Cash received from investors of the consolidated trusts	420,100	—	—	—
Cash paid to investors of the consolidated trusts	—	(388,700)	(31,400)	(4,927)
Proceeds from exercise of share options	—	87	20	3
Cash paid for repurchase of ordinary shares and convertible redeemable preferred shares	(384,880)	(557,836)	(2,208,791)	(346,608)
Taxes paid for employees through repurchase of ordinary share s	—	—	(376,646)	(59,104)
Proceeds from initial public offering, net of issuance cost paid of RMB31,785	—	—	11,059,043	1,735,405
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost paid of nil, RMB3,216 and nil during the year ended December 31, 2019, 2020 and 2021, respectively	1,672,415	11,081,037	385,788	60,539
Capital received from non-controlling interests	—	—	73,500	11,534
Loans to a shareholder pledged by convertible redeemable preferred shares	—	(1,310,140)	—	—

Net cash provided by financing activities	1,693,225	8,324,448	8,901,514	1,396,842
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,884	(127,770)	(87,677)	(13,759)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,602,055)	6,080,525	(5,796,555)	(909,606)
Cash and cash equivalents and restricted cash, beginning of the year	6,681,698	4,079,643	10,160,168	1,594,352

Cash and cash equivalents and restricted cash, end of the year	4,079,643	10,160,168	4,363,613	684,746

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands and otherwise noted)
The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

Cash and cash equivalents	3,983,721	10,060,391	4,284,291	672,299
Restricted cash, current	95,922	86,277	65,822	10,329
Restricted cash, non-current	—	13,500	13,500	2,118

Total cash, cash equivalents, and restricted cash	4,079,643	10,160,168	4,363,613	684,746
Supplemental disclosure of cash flow information:
Cash paid for interest (excluding interest paid to investors of consolidated trusts)	39,924	9,052	65	10
Income taxes paid	5,250	16,379	49,612	7,785
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of intangible assets and property and equipment through prepayments made in prior year	—	20,875	43,000	6,748
Investment in equity investees through prepayments made in prior yea r	—	—	100,000	15,692
Waiver of payable to an equity investe e	—	—	771	121
Repurchase of ordinary shares through offsetting loans or interests receivable	110,619	525	5,400	847
Consideration payable for repurchase of ordinary shares and convertible redeemable preferred shares	47,712	315,083	129,738	20,359
Consideration payable for repurchase of share options	—	9,519	—	—
Consideration payable for purchasing equity investments	35,083	—	—	—
Consideration payable for acquisitio n	—	—	76,586	12,018
Tax payable for employees through repurchase of ordinary share s	—	—	250,008	39,232

F-1
1

FULL TRUCK ALLIANCE CO. LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS
Description of Business
Full Truck Alliance Co. Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2017. The Company through its wholly-owned subsidiaries and variable interest entities (“VIEs” and VIE’s subsidiaries) (collectively, the “Group”) primarily provides comprehensive services for shippers and truckers through its mobile and website platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).
As of December 31, 2021, the Company’s major subsidiaries and consolidated VIEs are as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Full Truck Alliance (HK) Limited (“FTA HK”)	Hong Kong	January 7, 2016	100%	Investment holding
Lucky Logistics Information Limited (“Lucky Logistics”)	Hong Kong	April 8, 2014	100%	Investment holding
FTA Information Consulting Co., Ltd (“FTA Information”, “WOFE”)	PRC	April 20, 2016	100%	Providing technology development and other services
Jiangsu Manyun Logistics Information Co., Limited (“Jiangsu Manyun”, “WOFE”)	PRC	August 29, 2014	100%	Technology development and other services
VIEs
Guizhou FTA Logistics Technology Co., Ltd. (“Guizhou FTA”)	PRC	January 14, 2021	100%	Research and development
Guiyang Shan’en Technology Co., Ltd. (“Shan’en Technology”)	PRC	September 19, 2016	100%	Freight matching services
Jiangsu Manyun Software Technology Co. Ltd. (“Manyun Software”)	PRC	October 20, 2016	100%	Freight matching services and value added services
VIEs’ subsidiaries
Shanghai Xiwei Information Consulting Co., Limited (“Shanghai Xiwei”)	PRC	August 1, 2013	100%	Technology development and other services
Beijing Yunmanman Technology Co., Limited (“Beijing Yunmanman”)	PRC	March 21, 2014	100%	Technology development and other services
Chengdu Yunli Technology Co., Ltd. (“Chengdu Yunli”)	PRC	January 21, 2011	100%	Credit solution services
Guiyang Shan’en Insurance Brokerage Co., Ltd (“Shan’en Insurance”)	PRC	May 9, 2017	100%	Insurance services
Nanjing Manyun Software Information Consulting Co., Ltd. (“Nanjing Manyun”)	PRC	October 12, 2021	100%	Investment holding
Hainan Manyun Software Technology Co., Ltd. (“Hainan Manyun”)	PRC	May 9, 2020	100%	Freight matching services

F-1
2

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued
Description of Business - continued

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Guiyang Huochebang Technology Co., Limited (“Guiyang Huochebang”)	PRC	March 11, 2014	100%	Value added services
Guizhou Huochebang Micro-finance Co., Ltd. (“Huochebang Microfinance”)	PRC	December 20, 2016	100%	Credit solution services
Guizhou Huochebang Network Information Service Co., Ltd. (“Huochebang Network”)	PRC	March 18, 2016	100%	Investment holding

2.	PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2	Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIEs and VIEs’ subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases.
The Group has adopted the guidance codified in Accounting Standards Codification (“ASC”) 810, Consolidation, on accounting for VIE, which requires certain variable interest entity to be consolidated by the primary beneficiary in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
All intercompany balances and transactions between the Group, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated in consolidation.
VIE Arrangements
Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain shareholders or affiliates of the Company or other group entities (“Nominee Shareholders”). Since the Company does not have any equity interests in VIEs, in order to exercise effective control over their operations, the Company, through its wholly owned subsidiaries, Jiangsu Manyun and FTA Information (collectively, the “WFOE”), entered into a series of contractual arrangements with its VIEs and their

F-1
3

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued

shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the VIEs and their shareholders’ equity interests in them. Prior to March 2021, a series of contractual arrangements were entered among (i) Jiangsu Manyun, Shanghai Xiwei and its shareholders, (ii) Jiangsu Manyun, Beijing Yunmanman and its shareholders, and (iii) FTA Information, Guiyang Huochebang and its shareholders.
Shanghai Xiwei and its subsidiaries were primarily involved in operating the Group’s Yunmanman apps and providing freight matching services and value-added services, Guiyang Huochebang and its subsidiaries were primarily involved in operating the Group’s Huochebang apps, providing freight matching, value-added, insurance, credit solution and guarantee insurance, credit solution and guarantee services; and Beijing Yunmanman was not engaged in any material business operation.
In March 2021, the Group changed the VIE directly controlled by the WFOE, FTA Information, from Guiyang Huochebang to a newly established PRC entity, Guizhou FTA, which is founded by certain senior officers of the Group. As directed by FTA Information, Guizhou FTA acquired
100%
of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang pursuant to the contractual arrangements between FTA Information and the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of VIE contractual arrangements. Guiyang Huochebang, as a wholly owned subsidiary of Guizhou FTA, continues to hold the licenses required to operate its business following such transactions. The reorganization under common control has no impact on the Company’s consolidated financial statements.
During the fourth quarter of 2021, to remove certain businesses that are not subject to the restriction or prohibition on foreign ownership from the VIE entities, the Group further underwent a reorganization of its VIE structure which was completed in January 2022 (see note 26). By the end of 2021, the Group changed two VIEs directly controlled by the WFOEs, from Beijing Yunmanman and Shanghai Xiwei to Shan’en Technology and Manyun Software, which were former VIEs’ subsidiaries. Beijing Yunmanman and Shanghai Xiwei became wholly owned subsidiaries of VIEs after these changes. The WFOEs gained control over the VIEs through a series of contractual arrangements entered among (i) Jiangsu Manyun, Shan’en Technology and its shareholders, (ii) Jiangsu Manyun, Manyun Software and its shareholders, and (iii) FTA Information, Guizhou FTA and its shareholders.
The reorganization under common control has no impact on the Company’s consolidated financial information. The changes on the VIE entities have no impact on the financial information of the consolidated VIEs presented below as no entities were added to or removed from the VIE structure.
The major clauses in VIE agreements are as follows:
Equity Interest Pledge Agreement
Under the equity interest pledge agreements entered between the WFOE and the shareholders of the VIE, the shareholders pledged all of their equity interests in the VIE to guarantee their performance of their obligations under the exclusive option agreement, exclusive service agreement and power of attorney. If the shareholders of the VIE breach their contractual obligations under the VIE arrangement, the WFOE, as the pledgee, will have the right to dispose the pledged equity interest pursuant to the PRC law. The shareholders of the VIE have not placed any security interests or allowed any encumbrance on the pledged equity interests. The equity interest pledge agreement remains effective until the shareholders of the VIE have fully performed their obligations and repaid their consulting and service fees under the relevant contractual agreements. During the equity pledge period, the WFOE is entitled to all dividends and other distributions generated by the VIE.

F-1
4

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued

Exclusive Option Agreement
Pursuant to the exclusive option agreements entered into among the WFOE, the VIE and the VIE’s shareholders, the VIE’s shareholders irrevocably grant the WFOE or its designated representatives an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the equity interest of the VIE. The exercise price shall be the lowest price as permitted by the applicable PRC law at the time of the transfer of the optioned interest. Without the WFOE’s written consent, the VIE and its shareholders may not sell, transfer, mortgage, or otherwise dispose of in any manner any assets, or legal or beneficial interest in the business or revenues, or allow the encumbrance thereon of any security interest. These agreements will remain effective until all equity interests of the VIE held by its shareholders and all of the VIE’s assets have been transferred or assigned to the WFOE or its designated entities or persons.
Exclusive Service Agreement
Under the exclusive service agreement entered between the WFOE and the VIE, the VIE appoints the WFOE as its exclusive services provider with business support and technical and consulting services. The VIE shall not accept any consultations or services provided by any third party, and shall not cooperate with any third party. The VIE agrees to pay the WFOE a service fee for services performed, which shall be substantially all of the VIE’s profit before tax. The exclusive service agreement remains effective unless terminated by the WFOE.
Power of Attorney
Pursuant to the power of attorney, each shareholder of the VIE has irrevocably authorized the WFOE to exercise the following rights relating to all equity interests held by such shareholder in the VIE during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in the VIE according to the applicable PRC laws and the VIE’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited to designating and appointing the directors of the VIE; (ii) asset transfer, capital reduction and capital increase of the VIE; and (iii) other decisions that would have a material effect on the VIE’s assets and operations.
Spousal Consent Letters
Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of the VIE acknowledge and confirm the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that they have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIE held by their respective spouses or over the management of the VIE. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in the VIE held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Risks in relation to the VIE structure
The Company believes that the contractual arrangements amongst the WFOEs, the VIEs and their respective shareholders are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders or affiliates of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, the VIEs and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual

F-1
5

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued

Risks in relation to the VIE structure
 - continued

obligations

to do so. Furthermore, if the VIEs or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over
the VIEs, and its ability to conduct the Company’s business may be adversely affected.
The following amounts and balances of the consolidated VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions.

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Cash and cash equivalents	2,226,218	2,948,946
Restricted cash—current	84,076	63,294
Short-term investments	238,000	550,000
Accounts receivable, net of allowance for doubtful accounts	33,751	28,734
Amounts due from related parties	—	7,075
Loans receivable, net	1,312,283	1,774,038
Prepayments and other current assets	421,371	849,323
Restricted cash—non-current	13,500	13,500
Property and equipment, net	36,922	100,931
Investments in equity investees	297,628	670,110
Intangible assets, net	15,275	119,298
Goodwill	—	283,256
Deferred tax assets	18,966	20,492
Other non-current assets	147,000	3,836

TOTAL ASSETS	4,844,990	7,432,833

LIABILITIES
Short-term loans	—	9,000
Accounts payable	23,839	29,077
Payable to investors of the consolidated trusts	31,400	—
Prepaid freight listing fees and other service fees	319,156	383,153
Income tax payable	23,554	21,573
Other tax payable	446,610	566,479
Accrued expenses and other current liabilities	620,828	1,045,484
Deferred tax liabilities	—	26,415

TOTAL LIABILITIES	1,465,387	2,081,181

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
 - continued

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net Revenues	2,457,922	2,553,535	4,611,044
Net (loss) income	(716,003)	223,957	(920,960)
Net cash (used in) provided by operating activities	(185,829)	682,745	(286,501)
Net cash used in investing activities	(122,872)	(72,390)	(815,721)
Net cash provided by (used in) financing activities	405,690	(888,700)	42,100

F-1
7

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
 - continued

The VIEs contributed 99
%
 of the Group’s consolidated net revenues for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the VIEs accounted for 19% and 22% of the consolidated total assets, and 70% and 73% of the consolidated total liabilities, respectively.
There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.
The Group believes that there are no assets held in the consolidated VIEs that can be used only to settle obligations of the VIEs, except for the assets of the consolidated trusts presented below. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.
Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in
capital, additional
paid-in
capital and PRC statutory reserve, to the Group in the form of loans and advances or cash dividends.

2.3	Consolidated Trusts
Loans funded by the institutional funding partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts. Since 2018, several trusts were formed by the Group and third-party trust companies who administer the trusts. The trusts were invested by the Group and third-party trust companies.
The trusts, using the funds received from the trusts’ beneficiaries, fund the loans to the borrowers facilitated by the Group. The trusts provide the returns to their beneficiaries through interest payments made by the borrowers.
The borrowers are charged interests by the trusts. The Group is entitled to the residual profit in the trusts and provides guarantee to the trusts by agreeing to repurchase any loans that are delinquent for more than 60 days whereby the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies. The Group determine
s
 that the residual profit or the guarantee represents a variable interest in the trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As the trusts only invest in loans facilitated by the Group and the Group continues to service the loans post origination through a service agreement and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Group is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows.
As of December 31, 2020 and 2021, all the loans held by the trusts are personal loans made to the shippers and truckers on the Group’s platforms with an original term up to 12 months. The interest rates of these loans mainly ranged from 20% to 36
% annually. The loans receivable balance associated with the trusts represents the outstanding loans made to the borrowers from the trusts and accrued interests related to those loans. As of December 31, 2020 and 2021, the cumulative delinquent loans repurchased by the Group from the consolidated trusts are in total of RMB51 million and RMB69 million, respectively.

F-1
8

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.3	Consolidated Trusts - continued

For the years ended December 31, 2019, 2020 and 2021, the provision for loan losses of RMB25 million, RMB29 million and RMB21 million was charged to the consolidated statements of operations and comprehensive loss, respectively.
Interest on loans is accrued and recognized as revenue. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is discontinued for loans that are past due for more than 90 days. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.
The following financial statement amounts and balances of the consolidated trusts were included in the consolidated information of VIEs presented above and in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Restricted cash	48,702	3,509
Loans receivable, net	317,022	353,509
Prepaid expenses and other assets	1,009	—

Total Assets	366,733	357,018

	As of December 31,
	2020	2021
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts	31,400	—
Other tax payable	436	839

Total Liabilities	31,836	839

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	68,259	130,380	104,061
Net income	31,335	63,146	22,838

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(371,548)	374,679	(13,793)
Net cash provided by (used in) financing activities	420,100	(388,700)	(31,400)
The consolidated trusts contributed 3%, 5% and 2% of the Group’s consolidated revenue for the years ended 2019, 2020 and 2021 respectively. As of December 31, 2020 and 2021, the consolidated trusts accounted for an aggregate of 1% and 1% of the consolidated total assets, and 2% and 0.0% of the consolidated total liabilities, respectively.
There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

F-1
9

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.3	Consolidated Trusts - continued

The assets of the consolidated trusts can only be used to settle the obligations of the consolidated trusts.

2.4	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements include the useful lives of intangible assets, impairment of goodwill and intangible assets, valuation of ordinary shares and share options, allowance for loans receivable, and purchase price allocations.

2.5	Functional currency and foreign currency translation
The Group uses Renminbi as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries is RMB or USD as determined based on the economic facts and circumstances.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the net loss of the statements of operations and comprehensive loss.
Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end
exchange rates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income.

2.6	Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7	Restricted cash
The Group’s restricted cash mainly consists of cash held by the consolidated trusts through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements, deposits pledged for bank loans and deposit pledged to a commercial bank for ETC service for a term over one year which is recorded in non-current
restricted cash.

2.8	Short-term investments
Short-term investments include (i) wealth management products issued by investing banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities within one year; (ii) exchange traded fund products; (iii) time deposits with original maturities longer than three months but less than one year. The Group records exchange traded fund products and wealth management products at fair value at each reporting period end. Changes in fair values are included in unrealized gains (losses) from fair

F-
20

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.8	Short-term investments - continued

value changes of trading securities and derivative assets in the consolidated statements of operations and comprehensive loss. The unrealized gains (losses) will be recorded as investment incomes (losses) when the investments are disposed.

2.9	Accounts receivable, net
Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.10	Loans receivable, net
Loans receivable represents loans provided directly by the Group or through the consolidated trusts and the related accrued interests. Loans receivable is reduced by a valuation allowance estimated as of the balance sheet date.
The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in each of the portfolios as of the balance sheet date. The portfolios are determined based on the loan type, the term of the loan, and the repayment schedule. The allowance is estimated for each portfolio based on an assessment of various factors such as historical delinquency rate, size, and other risk characteristics of the portfolio.
The Group writes off loans receivable with a corresponding reduction of the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible.

2.11	Property and equipment, net
Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Furniture, fixtures and equipment	3-5 years
Motor vehicles	4 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term
Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operating income or expenses of the consolidated statements of operations and comprehensive loss.

2.12	Business combinations
U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Since its incorporation, the Group adopted ASC 805, Business Combinations. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred.

F-2
1

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.12	Business combinations - continued

Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

2.13	Intangible assets, net
Intangible assets purchased are recognized and measured at cost upon acquisition.
Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Software	5 to 8
Trademarks	10 to 15
Platform	5
Customer relationship	10
Non-compete commitment	8

2.14	Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions. The Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.
Under U.S. GAAP, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. If the Group chooses to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The Group performs its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

F-2
2

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.14	Goodwill - continued

Application of a goodwill impairment test requires significant management judgments, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.15	Investments in equity investees
The Group’s investments in equity investees consist of investments in equity securities without readily determinable fair values and equity method investments in privately-held companies.
The Group has elected to measure the investments in equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in net income. At each reporting period end, the Group will make a qualitative assessment considering impairment indicators to evaluate whether any of these investments is impaired. If the assessment indicates that the fair value of an investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss.
The Group accounts for common stock or common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher represents significant influence. Under the equity method, the Group’s shares of the post-acquisition profits or losses of the investees are recognized in the consolidated statements of operations and comprehensive loss and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s shares of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support to the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.
The Group recorded impairment loss amounting to nil, RMB22,030 and RMB111,567 for investments in equity investees for the years ended December 31, 2019, 2020 and 2021, respectively (note 1
1
).

2.16	Other non-current assets
Other
non-current
assets mainly consist of long-term prepayments for land use right, an office building and equity investment in a private company.

2.17	Fair value measurement
Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.
The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization

F-2
3

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.17	Fair value measurement - continued

within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: market approach, income approach and cost approach.
The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.18	Revenue recognition
The Group derives its revenues principally from shippers’ and truckers’ use of the Group’s platforms in connection with freight matching services and value-added services.
The Group adopted ASC 606, Revenue from Contracts with Customers, for all periods. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances and discount.
VAT is included in revenue on a gross basis as the Group determines that it is the principal of VAT in the PRC, based on the fact that the Group, as a seller of services, is primarily responsible for fulfilling the promise to pay VAT, which equals the sales amount multiplied by the applicable VAT rate, under the PRC Value Added Tax Provisional Regulations and the Pilot Implementation Measures for the Reform of Business Tax to Value-added Tax. The Group is subject to penalty or any other actions taken by tax authorities if it does not pay VAT assessed on its sales activities timely.
For the years ended December 31, 2019, 2020 and 2021, RMB1,359 million, RMB1,434 million and RMB2,620 million of VAT are included in net revenues, respectively, the majority of which was generated from freight brokerage services.
The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. Incentives are recorded as reduction of revenue (including deferred revenue, if any). If

F-2
4

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued

characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis (that is, since the inception of the overall relationship between the Group and the customer), then the amount of the cumulative shortfall is re-characterized
as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. For the years ended December 31, 2019, 2020 and 2021, RMB nil, RMB1,726 and RMB87,864 of incentives were recorded in selling and marketing expenses, respectively.
Freight listing services
The Group charges the shippers membership fees for posting orders on the Group’s platforms. Membership fee is prepaid by shippers registered on the Group’s platforms for activating their rights of making orders on the platform. Revenue from membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of orders posted depending on the specific terms in membership agreements.
Freight brokerage services
The Group provides freight brokerage services to shippers registered on its platform, assisting the shippers to identify appropriate truckers and enabling truckers to receive and fulfill on-demand
requests from shippers. As a freight broker, the Group enters into a shipping contract with the shipper and a contract with a trucker matched by the platform or designated by the shipper, as the case may be, to fulfill the shipping order.
The Group concludes that it acts as an agent in the provision of shipping services as it is not responsible for fulfilling the promise to provide the shipping services, nor does the Group have the ability to control the related services. Specifically, the Group does not have the ability to control the shipping services provided by truckers due to: (i) the Group does not pre-purchase
or otherwise obtain control of the truckers’ services prior to their transfer to the shippers; (ii) the Group does not guarantee a shipping order could be taken by a trucker; (iii) the Group cannot direct the truckers to accept, decline or disregard a shipping order. The service fee earned by the Group is the difference between the amount paid by the shipper and the amount earned by the trucker, which are both fixed at the time a transaction is entered into. The revenue is recognized on a net basis at the point of fulfillment of the shipping order as this is when control of the services provided by the Group is transferred to the shipper, considering the shipper has the right to cancel the shipping order at any point as long as the cancellation is agreed by the trucker with no payment to the Group, and the Group would need to reperform substantially all the activities completed prior to the cancellation if it is to fulfill the remaining performance obligation to the shipper, and the fulfillment of a shipping order generally takes no greater than three days.
Transaction commission
From August 2020, the Group started charging commissions from truckers when they take orders originating from certain cities. The commission fee charged for an order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue upon the shipper and the trucker reach an agreement.
Credit solutions
The Group provides loans using its own fund or through the consolidated trusts to the shippers and truckers registered on the Group’s platform to cater to their essential needs and increase their stickiness and engagement on the Group’s platform. The Group recognizes the fees and interests charged to the borrowers as “credit solutions revenue” over the lifetime of the loans using the effective interest method.

F-2
5

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued
Credit solutions
 - continued

The Group also facilitates loans to the shippers and truckers registered on its platform for certain institutional funding partners. For loans facilitated by the Group, the Group may provide guarantee services to its institutional funding partners whereby in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group. The loans receivable balance subject to the guarantee services of the Group as of December 31, 2020 and 2021 was RMB45 million and RMB209 million. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC 460, Guarantees.
The Group determines that both the institutional funding partners and the borrowers are its customers pursuant to the contractual terms among the Group, the borrowers and the institutional funding partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post origination service and guarantee service it provides as separate performance obligations because they are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from one another in the contracts.
The Group determines the total transaction price to be the service fees chargeable from the borrowers and the institutional funding partners.
The Group first allocates the transaction price to the fair value of guarantee liabilities, if any, in accordance with ASC 460, and then allocates the remaining considerations to the loan facilitation services and post origination services based on their relative standalone selling prices. As the Group does not have observable standalone selling price information for the loan facilitation services or post origination services, or direct observable standalone selling prices for similar services in the market, the Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services for transaction price allocation. In estimating its standalone selling prices for the loan facilitation services and post origination services, the Group considers various factors including the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.
For each type of service, the Group recognizes revenue when the service is rendered. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partner and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the post-origination services including payment reminder calls and collection services are a series of distinct services that are provided to the institutional funding partners over the term of the underlying loans. Revenues from guarantee services are recognized at the expiry of the guarantee term. For the years ended December 31, 2019, 2020 and 2021, revenue from guarantee services was
RMB0.4
 million
, RMB5.5
million

and RMB31.2

million
, respectively.
Other value-added services
Other services provided by the Group mainly comprise agency services provided to insurance companies, highway authorities, gas station operators and automakers and dealers in their businesses to meet various needs of shippers and truckers. Revenue is recognized when service is rendered.

F-2
6

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued

Multiple performance obligations
When certain service contracts are combined as one arrangement for revenue recognition purposes and the entire arrangement contains more than one performance obligation, the Group allocates the total transaction price to each performance obligation in an amount based on the relative standalone selling prices of the promised services underlying each performance obligation. In these instances, as the Group frequently sells each type of service with observable standalone selling prices, the observable standalone sales are used to determine the standalone selling price of each performance obligation.
Disaggregation of revenues
For the years ended December 31, 2019, 2020 and 2021, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams and timing of transfer of services were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Freight matching services(1)	1,769,756	1,947,016	3,946,882
Freight brokerage-satisfied at a point of time	1,292,496	1,365,207	2,497,779
Freight listings-satisfied over time	477,260	538,665	753,031
Transaction commission-satisfied at a point of time	—	43,144	696,072
Value-added services(1)	703,305	633,804	710,137
Credit solutions-satisfied over time	484,904	472,841	520,086
Other value-added services-satisfied at a point of time	218,401	160,963	190,051

Total net revenues	2,473,061	2,580,820	4,657,019

(1)
RMB1,320 million and RMB39
million, RMB1,398 million and RMB36 million, RMB2,580 million and RMB40 million of net revenues were attributable to VAT for freight matching services and value-added services for the years ended December 31, 2019, 2020, and 2021, respectively. The VAT for freight matching services is primarily related to VAT incurred for freight brokerage services, which is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group.

Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered.
Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

F-2
7

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued
Contract balances
 - continued

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly related to the freight listing services. The Group expects to recognize the
 majority of this balance as revenue over the next 12 months. The contract liabilities of the Group as of December 31, 2020 and 2021 are listed in the table below.

	As of December 31,
	2020	2021
	RMB	RMB
Contract balances
Freight listings	315,761	377,468
Others	4,163	5,768

Total	319,924	383,236

As of December 31, 2020 and 2021, the amount of guarantee liabilities related to loan guarantee services was immaterial.

2.19	Cost of revenues
Cost of revenues primarily consists of VAT, related tax surcharges and other tax costs, net of the VAT refund from government authorities, payroll and related expenses for employees involved in operating the Group’s platforms, technology service fee, and commission fee paid to third party payment platform as well as funding costs related to credit solution services.
VAT cost is primarily related to freight brokerage services, and is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The Group operates its freight brokerage business with the road transportation license obtained from the government, which requires the Group to pay VAT at a rate of approximately 9% pursuant to the relevant VAT regulations for transportation service segment. The Group receives partial VAT refunds from local financial bureaus as an incentive for developing the local economy and business, which is recorded as a reduction of the VAT cost.
Gross amount of VAT and the refund amount from local financial bureaus included in cost of revenues are as the following:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Gross VAT	1,813,946	1,832,598	3,510,749
Less: VAT refund	(860,746)	(938,689)	(1,559,814)

VAT, net	953,200	893,909	1,950,935

2.20	Sales and marketing expenses
Sales and marketing expenses consist of advertising expenses, payroll and related expenses for employees involved in sales and marketing functions and amortization of trademarks. The advertising and marketing expenses amounted to
RMB77,267, RMB57,296 and RMB125,507 for
the
years ended December 31, 2019, 2020 and 2021, respectively.

F-2
8

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.21	Research and development expenses
Research and development expenses primarily consist of technology infrastructure expenses related to research and development activities, payroll and related expenses for employees involved in platform development and internal-use
system support, charges for the usage of the server and computer equipment in relation to the research and development activities.

2.22	General and Administrative expenses
General and administrative expenses primarily consist of compensation costs for executive management and administrative employees, daily operating expenses and allowance for doubtful accounts.

2.23	Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing group are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the leasing periods.

2.24	Share-based compensation
The Group accounts for share options granted to employees and directors as a lability award or an equity award in accordance with ASC 718, Stock Compensation.
Options granted generally vest upon satisfaction of service conditions over the following several years. They are measured at the grant date and recognized as compensation cost over the vesting periods, with the corresponding credit recorded as additional paid-in
capital (“APIC”). Certain options were subject to an exercisability clause where employees could only exercise vested options upon the occurrence of the public trading of the Company’s ordinary shares, which substantially created a performance condition. The Group did not record any compensation expense for such options before the completion of USIPO.
According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.
Options or similar instruments on shares are classified as liabilities instead of equity if either of the following conditions is met: the underlying shares are classified as liabilities; or the options or similar instruments must be settled in cash or the grantee can require the entity to settle in cash.
The Group measures a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation costs for each period until settlement are based on the change in the fair value of the instrument at each reporting date.

2.25	Loss per share
Basic loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

F-
29

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.25	Loss per share - continued

The convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted
basis. Accordingly, the Company uses the
two-class
method of computing earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.
Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and restricted shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted
method; the effect of the stock options and restricted shares is computed using the treasury stock method.

2.26	Government grants
Government grants include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for operating business in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. Cash subsidies are included in other operating income and recognized when received.

2.27	Taxation
The Group is subject to value-added taxes at the rate of 6%, 9% or 13% in PRC. The value-added tax payable is the balance of the taxes the Group is liable for, which is primarily incurred for freight brokerage services and assessed based on the total shipping transaction price, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The VAT taxes are also from the Group’s sales of other goods or services and primarily levied on the sales price the Group charges for such goods or services at applicable rates. Deductible input taxes that reduce the tax payable are from the Group’s purchases of goods or services and based on the cost and expenses the Group incurs at their applicable rates. The VAT balances are recorded in prepayments and other assets or other tax payable on the consolidated balance sheets.
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statement, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of the enactment of the change.

2.28	Segment reporting
The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.
The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

F-3
0

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.28	Segment reporting - continued

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.29	Comprehensive loss
Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statement of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheet consists of accumulated foreign currency translation adjustments.

2.30	Recent accounting pronouncements
In February 2016, the FASB issued ASU
2016-02,
Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use
(ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In 2020, the FASB issued ASU
2020-05
to amend the effective date for ASU
2016-02.

The Group will adopt the ASU on January 1, 2022 using the optional transition method to apply the new lease requirements through a cumulative-effect adjustment in the period of adoption. The Group expects to recognize ROU assets of approximately RMB130 million and the related lease liabilities of approximately RMB119 million for operating leases.
In June 2016, the FASB issued ASU
2016-13,
Financial Instrument — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized.
O
n November 19, 2019, the FASB issued ASU
2019-10
to amend the effective date for ASU
2016-13.
The Group expects to adopt the ASU from the fiscal year beginning after December 15, 2022 and does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.
On October 28, 2021, the FASB issued ASU 2021-08 which amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The Group expects to adopt the ASU from the fiscal year beginning after December 15, 2023 and does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

2.31	Convenience translation
The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 3
1
, 2021 are solely for the convenience of the readers and were calculated at the rate of US$
1.00
=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S as of December 3
0
, 2021.

F-3
1

3.	DISCONTINUED OPERATIONS
In 2019, management decided to permanently terminate the oil commodity division, which carried out normal purchases and normal sales of oil, due to a strategic shift. As of June 30, 2020 all the contracts had been executed and the division had ceased operation. The assets held by the division were immaterial and have been used for other businesses of the Group.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Gross revenues	2,377,610	55,476	—
Cost of revenues and other operating expenses	(2,359,600)	(55,024)	—

Net income from discontinued operations, net of tax of nil	18,010	452	—

4.	FAIR VALUE MEASUREMENTS
The Group’s financial instruments include cash and cash equivalent, restricted cash, receivables, short-term investments, prepayments and other current assets, payables, short-term loans, amounts due from and due to related parties, liability award in accrued expenses and other current liabilities. The carrying amounts of the short-term financial instruments, except for those subject to fair value measurement, approximate their fair value due to their short-term nature and the interest rates of short-term time deposits and loans are comparable to prevailing interest rates in the market.
As of December 31, 2020 and 2021, the time deposits included in the short-term investments are with original maturities of longer than three months but less than one year. The carrying amount of the time deposits was approximately the fair value as their interest rates are comparable to the prevailing interest rates in the market.
As of December 31, 2020 and 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at a fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31, 2020	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level2)	Significant Unobservable Inputs (Level3)
	RMB	RMB	RMB	RMB
Exchange traded fund products	331,092	331,092	—	—
Wealth management products	18,000	—	18,000	—
Foreign currency forward contracts	11,798	—	11,798	—

As of December 31, 2021	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level2)	Significant Unobservable Inputs (Level3)
	RMB	RMB	RMB	RMB
Exchange traded fund products	2,013,340	2,013,340	—	—
Wealth management products	30,000	—	30,000	—
Foreign currency forward contracts	914	—	914	—

F-3
2

4.	FAIR VALUE MEASUREMENTS - continued

The fair value of wealth management products are the suggested redemption price provided by the investment bank that sells such financial products. The fair value of foreign currency forward contracts, which are accounted for as derivatives and included in other current assets, is estimated based on risk-free interest rate (per annum) and market forward exchange rate. They are observable and market-based inputs but not quoted prices in active markets for identical assets. The total gain recognized for change in fair values is nil, RMB18,140 and

RMB23,967
for the year ended December 31, 2019, 2020 and 2021, respectively.
During the second quarter of 2019, the Group recorded an impairment loss of RMB710 million in relation to loans provided to a private company based on an analysis of the financial condition of the entity. The Group estimated the fair value of the loans based on estimated future cash flows and recorded the impairment accordingly.
The Group determines the fair values of stock options classified as liabilities with the assistance of a third party valuation firm. Key assumptions used in determining the fair values of stock options include expected volatility, risk-free interest rate (per annum), exercise multiples, and fair values of underlying ordinary shares. (
see
note
20
)
The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurement of fair value. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative under ASU
2016-01,
Recognition and Measurement of Financial Assets and Liabilities, (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. During the years ended December 31, 2020 and 2021, the Group determined that certain of its equity investments were impaired based on future cash flows projection and recorded impairment charges of RMB22,030 and RMB111,567, respectively.
Certain
non-financial
assets are measured at fair value on a nonrecurring basis, including property and equipment, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other assumptions to the discounted cash flow valuation methodology. During the years ended December 31, 2019, 2020 and 2021, the Group did not recognize any impairment of property and equipment, goodwill and intangible assets.

5.	BUSINESS COMBINATION
Acquisition of Guangzhou Huitouche Information Technology Co., Ltd. (“Huitouche”) in 2020
Huitouche mainly provides the intra-city logistic services. In June 2019, the Group acquired preferred shares of Huitouche with an aggregate cash consideration of RMB99 million. The preferred shares acquired represented 35% equity interest of Huitouche. As the preferred shares were not in substance common stock due to the liquidation preference and other preferential rights and had no readily determinable fair value, the Group accounted for it as an equity investment without readily determinable fair value.
In the second quarter of 2020, an impairment loss of RMB22 million was recorded due to the lower projected cash flows caused by the fierce competition in the intra-city logistic industry, based on a valuation performed with the assistance of an independent valuation firm.

5.	BUSINESS COMBINATION - continued
Acquisition of Guangzhou Huitouche Information Technology Co., Ltd. (“Huitouche”) in 2020
 - continued

In August 2020, the Group acquired the remaining equity interest of Huitouche with a cash consideration of RMB32,500. Huitouche has become a 100% owned subsidiary of the Group since then. The acquisition was accounted for as a business combination.
The Group determined the total purchase price and the allocation of the purchase price as of the date of acquisition as follows, with the assistance of an independent valuation firm:

Amount
RMB
Net assets acquired (including cash and cash equivalents of RMB14,772)	6,589
Intangible assets:
Trademark with an estimated useful life of 10 years	22,000
Platform with an estimated useful life of 5 years	2,000
Goodwill	84,881
Deferred tax liabilities	(6,000)

Total	109,470

Amount
RMB
Total purchase price is comprised of:
Additional cash consideration paid in 2020	32,500
Fair value of equity interest in preferred shares previously acquired	76,970

109,470

Acquisition of Guangzhou Lanqiao Software Technology Co., Ltd. (“Lanqiao”) in 2021
The Group invested RMB15,000 in Lanqiao’s preferred shares in 2015, representing 20% equity interest of Lanqiao. As the preferred shares were not in substance common stock due to the liquidation preference and other preferential rights and had no readily determinable fair value, the Group accounted for its preferred share investment in Lanqiao as an equity investment without readily determinable fair value. In July 2021, the Group acquired the remaining 80% equity interest of Lanqiao at a cash consideration of RMB71,733. Lanqiao has become a 100% owned subsidiary of the Group since then. The acquisition was accounted for as a business combination. In addition, approximately RMB71,553 of cash, will be paid to four selling shareholders upon satisfaction of certain business performance conditions and subject to their continuing services over three years. The management estimated the total compensation cost based on probability weighting and will record such payments as compensation cost over the sellers’ service period. The acquisition consideration was fully paid as of December 31, 2021 and the Company recorded a compensation cost of RMB23,951 for the year ended December 31, 2021.

5.	BUSINESS COMBINATION - continued
Acquisition of Guangzhou Lanqiao Software Technology Co., Ltd. (“Lanqiao”) in 2021
 - continued

The Group determined the total purchase price and the allocation of the purchase price as of the date of acquisition as follows, with the assistance of an independent valuation firm:

Amount
RMB
Net assets acquired (including cash and cash equivalents of RMB3,982)	4,605
Intangible assets:
Customer relationship with an estimated useful life of 10 years	18,000
Software with an estimated useful life of 8 years	10,000
Goodwill	61,383
Deferred tax liabilities	(7,000)

Total	86,988

Amount
RMB
Total purchase price is comprised of:
Cash consideration paid in 2021	71,733
Fair value of equity interest in preferred shares previously acquired	15,255

86,988

Acquisition of Beijing Bang Li De Network Technology Co., Ltd. (“TYT”) in 2021
In November 2021, the Group entered into a series of share purchase agreements with selling shareholders of TYT to acquire all equity interest in TYT at RMB287.5 million, and an additional RMB20 million contingent upon management’s continuous services and certain performance targets. TYT is engaged in logistic services in northern China with specialized transportation matching service. The acquisition was accounted for as a business combination and TYT has become a wholly owned subsidiary of the Group since December 2021 when the Group obtained control over TYT.

5.	BUSINESS COMBINATION - continued
Acquisition of Beijing Bang Li De Network Technology Co., Ltd. (“TYT”) in 2021
 - continued

The Group determined the total purchase price and the allocation of the purchase price as of the date of acquisition as follows, with the assistance of an independent valuation firm:

Amount
RMB
Net assets acquired (including cash and cash equivalents of RMB36,657)	25,409
Intangible assets:
Trademark with an estimated useful life of 10 years	45,000
Non-compete commitment with an estimated useful life of 8 years	40,000
Goodwill	198,374
Deferred tax liabilities	(21,282)

Total	287,501

Amount
RMB
Total purchase price is comprised of:
Cash consideration paid in 2021	210,915
Consideration payable	76,586

287,501

The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired businesses, which are not material, have been included in the Company’s consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the consolidated financial statements is not material.
Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

6.	SHORT-TERM INVESTMENTS
Short-term investments as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Time deposits	8,382,103	19,591,302
Trading securities	349,092	2,043,340

Total Short-term investments	8,731,195	21,634,642

F-3
6

7 .	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related bad debt provision as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Trade Receivable	97,902	32,852
Less: bad debt provision	(63,173)	(3,713)

Total Accounts receivable, net	34,729	29,139

Movement of bad debt provision for accounts receivable is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	(10,397)	(62,087)	(63,173)
Provisions for doubtful accounts	(53,312)	(7,504)	5,213
Write-off	1,622	6,418	54,247

Balance at end of year	(62,087)	(63,173)	(3,713)

In the years ended December 31, 2019, 2020 and 2021, the Group recorded RMB53 million, RMB8 million and a reversal of RMB5 million of allowance for doubtful accounts, respectively, including a one-off
bad debt provision of RMB40
million for a value added service customer made in 2019 and written off in 2021, due to the payment dispute caused by the customer’s change of management. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the aging of receivables and factors surrounding the credit risk of specific customers.

8 .	LOANS RECEIVABLE, NET
The Group provides loans using its own fund or through the consolidated trusts to the shippers and truckers through its mobile and website platforms. The annual interest rate ranges from 20%~36% and the credit period is less than one year. Interest on loans receivable is accrued and credited to revenue as earned. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.
The following table presents loan principal and accrued interests as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Loans receivable	1,354,358	1,842,784
Less: allowance for loan losses	(40,401)	(65,117)

Loans receivable, net	1,313,957	1,777,667

The following table presents the aging of loans as of December 31, 2020 and 2021:

	0-30 days past due	31-60 days past due	Over 60 days past due	Total amount past due	Current	Total loans
December 31, 2020 (RMB)	16,137	6,755	24,182	47,074	1,307,284	1,354,358
December 31, 2021 (RMB)	22,522	14,518	47,386	84,426	1,758,358	1,842,784

F-3
7

8.	LOANS RECEIVABLE, NET - continued

Movement of allowance for loan losses is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	(19,998)	(92,641)	(40,401)
Provisions for doubtful accounts	(127,790)	(94,160)	(97,658)
Write-off	55,147	146,400	72,942

Balance at end of year	(92,641)	(40,401)	(65,117)

Loans receivable is recorded as receivable, reduced by an allowance for estimated losses as of the balance sheet date. The Group does not record any interest revenue on an accrual basis for the loans that are past due for more than 90 days. As of December 31, 2020 and 2021, the nonaccrual loan principal (those over 90 calendar days past due excluding loans that were over 180 days past due and therefore charged off) was RMB14.8 million and RMB33.9 million, respectively and the net nonaccrual loan princip
a
l after deducting the provision was RMB0.4 million and RMB3.8 million, respectively. Loans are returned to accrual status if they are brought to non-delinquent
status or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment.
In the years ended December 31, 2019, 2020 and 2021, the Group recorded RMB128 million
,
RMB94 million and RMB98 million of provision net with recoveries to loans receivables, respectively. The allowance for loan losses is determined at a level the Group believes to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date, primarily based on the Group’s historical delinquency rate, days past due and other risk characteristics on a portfolio basis.
The Group writes off the loans receivables that are past due for more than 180 days as they are not considered collectible based on the Group’s historical experiences.

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
VAT refund receivable (1)	241,814	558,099
Funds receivable from third party payment channels	115,241	141,692
Advance to suppliers	37,850	168,117
Interest receivable	29,820	105,027
Deposits mainly for value added services	8,585	4,276
VAT recoverable and prepaid income taxes	—	63,354
Others	23,492	59,042

Total	456,802	1,099,607

(1)	VAT refund receivable represents the VAT refund from local governments to incentivize the freight brokerage service.

F-3
8

10 .	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020	2021
	RMB	RMB
Furniture, fixtures and equipment	51,101	65,814
Motor vehicles	7,603	5,057
Leasehold improvement	42,523	52,266
Construction in progress	3,464	63,000
Total cost	104,691	186,137
Less: Accumulated depreciation	(65,707)	(83,979)

Property and equipment, net	38,984	102,158

Depreciation expenses related to property and equipment were RMB26,234, RMB16,622 and RMB17,465 for the years ended December 31, 2019, 2020 and 2021, respectively.

11 .	INVESTMENTS IN EQUITY INVESTEES
The following table summarizes the Group’s balances of investment in equity investees:

	As of December 31,
	2020	2021
	RMB	RMB
Equity Investments without Readily Determinable Fair Value
Plus Corp (“Plus”) (1)	460,959	1,007,361
Jiayibingding (Beijing) E-commerce Limited (“JYBD”) (2)	280,000	350,000
Others (3)	69,906	879
Equity Method Investments
Guizhou Fubao Digital Venture Capital Partnership (“Fubao Fund”) (4)	—	318,588
Others (5)	64,340	1,523

Total Investment	875,205	1,678,351

(1)
Plus is a technology company devoted to autonomous vehicle development. In 2018, the Group acquired 322,768,350 preferred shares of Plus and a warrant to purchase 69,787,575 preferred shares at US$0.2866 per share for a three-year period, with an aggregate cash consideration of RMB460,959. The preferred shares acquired represented
30%
equity interest of Plus as of then. In November 2020, the Group’s shareholding was diluted to
26%
as a result of the financing activities of Plus. According to the amended Article of the Associate of Plus, certain preferred shares held by the Group are entitled to

4

votes per share. The Group, therefore, had 60.37%
voting rights as of December 31, 2020. During the year ended December 31, 2021, after a series of financing transactions of Plus, including the Group’s exercise of its warrant acquired in 2018 with a cash consideration of RM
B
129,066 and purchase of 135,056,917
preferred shares with a cash consideration of RMB451,822, as of December 31, 2021, the Group had
 28.85% equity interest and 56.15%
voting rights. However, the Group has no control over Plus as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus. As the preferred shares are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in Plus as an equity investment without readily determinable fair value.

F-3
9

11.	INVESTMENTS IN EQUITY INVESTEES - continued

(2)
JYBD is an
E-commerce
platform for selling products related to vehicle maintenance and modification. In June 2018, the Group acquired preferred shares of JYBD with a cash consideration of RMB250 million. In September 2019, the Group further invested RMB30 million in JYBD’s preferred shares. As of December 31, 2020, the preferred shares held by the Group represented 23.7% equity interest of JYBD. In the third quarter of 2021, the Company further
subscribed preferred shares of JYBD

amounting
to
RMB70 million and increased its shareholding ratio to 24.37%. As the preferred shares are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in JYBD as an equity investment without readily determinable fair value.

(3)
During the year ended December 31, 2021, the Group recorded a full impairment loss of RMB54,906 based on estimated future cash flows considering the financial condition of Zhaoyou Limited, which was recorded as an
equity investment without readily determinable fair value as the shareholding was not in substance common stock.

(4)
Fubao fund is a private equity fund incorporated in Guizhou, the PRC. The Group, as a limited partner, acquired 72.58% equity interest of the fund with a cash consideration of RMB323 million in 2021. The Group accounts for the investment as an equity method investment as it does not have a controlling financial interest in the fund and the fund is not a VIE due to the substantive participating rights held by limited partners.

(5)
The Group also held an equity method investment in a holding company incorporated in Cayman Island, which invested in a logistic company in Brazil. In the fourth quarter of 2021, the Group recorded a full impairment loss of RMB55,756 based on estimated future cash flows considering the financial conditions of the investee.

During the third quarter of 2021, one of the Group’s equity method investees was dissolved and the Group received RMB11,929 in cash. The difference between the carrying amount and the cash received is recorded as an investment loss of RMB379
.

1 2 .	INTANGIBLE ASSETS, NET
Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Software	27,723	40,570
Trademarks	576,000	621,000
Platform	24,000	24,000
Customer relationship	—	18,000
Non-compete commitment	—	40,000
Less: Accumulated amortization	(136,444)	(186,554)

Intangible assets, net	491,279	557,016

Amortization expenses related to intangible assets were RMB44,474, RMB47,047 and RMB49,957 for the years ended December 31, 2019, 2020 and 2021, respectively.

12.	INTANGIBLE ASSETS, NET - continued

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
2022	61,246
2023	56,243
2024	55,360
2025	53,500
2026	52,001
Thereafter	278,666

Total	557,016

13.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayment for a new equity method investment	100,000	—
Prepayment for an office building	43,000	—
Deposits	4,000	—
Prepayment for furniture, fixtures and equipment	—	3,847
Total	147,000	3,847

14.	SHORT-TERM LOANS

	As of December 31,
	2020	2021
	RMB	RMB
Short-term borrowing—banks	—	9,000

Total	—	9,000

In 2020, the Group entered into an aggregate RMB
500,000
of bank loan contracts with several banks and the loans were repaid in 2020. The weighted average interest rates of the short-term borrowings were
4.55% and 4.39%,
respectively, resulting in interest expenses of RMB
39,996, RMB8,367
for the years ended December 31, 2019 and 2020, respectively. In 2021, the Group acquired TYT (see in note 5) and assumed its RMB
9

million of bank loans with several banks. The loans are repayable within one year with a weighted average interest rates of
5.03%

and the related interest expense was immaterial for the years ended December 31, 2021.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB
Advance from shippers and truckers(1)	411,577	687,971
Payables for repurchase of ordinary shares and share options from employees	273,790	—
Salaries and welfare payables	174,142	272,702
Consideration payable for acquisition of TYT	—	70,760
Deposit from truckers for value added service	47,251	53,820
Accrued rental and other service fees	20,388	56,095
Others	14,494	64,831
Total	941,642	1,206,179

(1)	Representing the refundable prepayments from shippers and truckers for future shipping arrangements under freight brokerage services and value-added services.

16.	MEZZANINE EQUITY
Prior to the completion of USIPO in June 2021, the Group issued redeemable convertible preferred shares as presented in the following table.

Series	Average Issue Price per Share	Issuance Date	Shares Issued at issuance date	Issued and Outstanding shares before conversion upon	Proceeds from Issuance, net of issuance cost	Accretion of interest	Modification of Mezzanine equity	Repurchase of preferred shares	Conversion of preferred shares Amount	Carrying Amount
	USD				USD	USD	USD	USD	USD	USD
A-1	0.03386	06/05/2015	1,139,355,179	949,479,433	119,697	—	—	(19,948)	(99,749)	—
A-2	0.09305	07/08/2015	214,928,417	204,934,452	29,062	—	—	(1,351)	(27,711)	—
A-3	0.09305	20/07/2016	376,124,692	358,930,419	50,859	—	—	(2,325)	(48,534)	—
A-4	0.16048	27/04/2017	1,431,243,120	1,425,011,610	243,899	54,684	—	(1,300)	(297,283)	—
A-5	0.00009	27/03/2014	724,612,240	687,241,088	65	20	—	(5)	(80)	—
A-5	0.00001	15/05/2018	48,936,447	48,936,447	9,616	—	—	—	(9,616)	—
A-6	0.00578	09/06/2014	397,653,060	397,653,060	2,300	690	—	—	(2,990)	—
A-7	0.02608	27/01/2015	695,016,200	695,016,200	18,128	5,438	—	—	(23,566)	—
A-8	0.07651	21/07/2015	392,106,200	392,106,200	30,000	9,000	—	—	(39,000)	—
A-9	0.10862	23/ 07/2016	303,819,062	133,697,101	33,000	9,900	—	(24,022)	(18,878)	—
A-10	0.13207	23/12/2016	272,591,789	272,591,789	36,000	10,800	—	—	(46,800)	—
A-10	0.15550	27/12/2017	3,154,996	3,154,996	491	51	—	—	(542)	—
A-11	0.16015	17/03/2017	249,759,201	249,759,201	40,000	12,000	—	—	(52,000)	—
A-12	0.16588	19/09/2017	429,972,942	429,972,942	71,325	21,398	—	—	(92,723)	—
A-13	0.16048	30/10/2018	186,944,757	186,944,757	30,000	9,000	—	—	(39,000)	—
A-14	0.16048	04/01/2018	281,297,804	281,297,804	45,141	13,542	—	—	(58,683)	—
A-15	0.36740	15/05/2018	5,204,626,301	5,204,626,301	1,900,668	573,655	8,346	—	(2,482,669)	—
A-16	0.57436	19/11/2020	2,942,381,074	2,942,381,074	1,689,511	90,064	—	—	(1,779,575)	—
A-16	0.57436	17/06/2021	104,463,233	104,463,233	60,000	—	—	—	(60,000)	—
Total			15,398,986,714	14,968,198,107	4,409,762	810,242	8,346	(48,951)	(5,179,399)	—

In November 2020, the Group issued 2,942,381,074 Series A-16 Preferred Shares (with par value of US$0.00001) at US$0.5744 per share for an aggregate
purchase price of US$1,690,000 to a group of investors. The Group recorded RMB11,081,037 as the initial carrying amount of the preferred shares, after the reduction of the issuance cost of RMB3,216. The Group uses interest method to accrete the carrying value of the Series A-16 Preferred Shares by RMB65,199 for the year ended December 31, 2020.
In connection with the issuance of Series A-16 Preferred Shares, the Company and other Series
A
Preferred Shares investors agreed to modify certain terms related to shareholders’ rights, such as the postponed redemption

16.	MEZZANINE EQUITY - continued

date and the increased equity value threshold that would trigger the loss of preferred shareholders’ liquidation preference. As these changes in terms related to the preferred shareholders’ rights represented a modification as opposed to an extinguishment of preferred shares, the Company recorded the increase of RMB
54,887
in fair value of preferred shares as a result of this modification as a deemed dividend.
The Group did not identify any derivatives embedded in the preferred shares that were subject to bifurcation and fair value accounting. The Group also determined that there was no beneficial conversion feature attributable to the preferred shares, as
the effective conversion price was not less than the fair value of ordinary shares on the respective commitment date.
In May 2021, the Company repurchased 170,121,961 preferred shares from certain shareholders at US$0.9864 per share. These repurchases resulted in a reduction of mezzanine equity by RMB153,237, a reduction of APIC by RMB877,732, and compensation expenses of RMB39,549. The compensation expenses were computed as the excess of the repurchase prices over the fair values of the preferred shares repurchased as of respective repurchase dates.
In June 2021, the Group issued 104,463,233 Series
A-16
Preferred Shares (with par value of US$0.00001) at US$0.5744 per share for an aggregate purchase price of RMB385,788 to Sinopec Capital Co., Ltd. in accordance with an share purchase agreement negotiated in November 2020. The Group recorded
RMB385,788 as the initial carrying amount of the preferred shares, after the reduction of the issuance cost. The Group used interest method to accrete the carrying value of the Series
A-16
Preferred Shares by RMB518,432 to the redemption value for the years ended December 31, 2021.
Upon the completion of USIPO on June 22, 2021, 14,968,198,107 Preferred Shares were automatically converted into 2,721,822 Class B ordinary shares and 14,965,476,285 Class A ordinary shares on a one-on-one
basis, which resulted in an increase of APIC by RMB8,389 and RMB33,587,714, respectively.

17.	ORDINARY SHARES
To
 facilitate the exit of certain key employees of Truck Alliance, in 2020, the Company repurchased in total of
 190,527,542
ordinary shares from these employees with an aggregate consideration of
 RMB489,391
.
These repurchases resulted in a reduction of ordinary shares by RMB
12
, a reduction of APIC by
RMB376,820 and compensation expenses of RMB112,558
. The compensation expenses were computed as the excess of the repurchase prices over the fair values of the ordinary shares repurchased from the management members as of respective repurchase dates.
In 2020, 106,422,541 ordinary shares of employees obtained through exercise of options were repurchased by the Company for tax purposes with an aggregate consideration of RMB385,270
. The repurchase resulted in a reduction of ordinary shares by
RMB7, a reduction of APIC by RMB268,052
and compensation expenses of
RMB117,211
. The compensation expenses were computed as the excess of the repurchase price over the fair value of the ordinary shares repurchased as of the respective repurchase dates.
In November 2020, the shareholders and board of directors of the Company passed unanimously written resolutions to reclassify and re-designate the Company’s authorized ordinary shares into: (i)
33,562,015,467 Class A Ordinary Shares, and (ii) 963,610,653
Class B Ordinary Shares. Each ordinary share directly or indirectly held by Full Load Logistics Information Co. Ltd has been re-designated to one Class B ordinary Share with a par value of US
$ 0.00001
and each ordinary share held by other shareholders has been re-designated into one Class A ordinary Share with a par value of US
$ 0.0001.

Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, however, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes on an as-converted basis held by shareholders at general meeting. Subsequently, 2,013,034,312 Class A ordinary shares were re-classified into the same number of Class B ordinary shares upon shareholders resolutions in 2021.

17.	ORDINARY SHARES - continued

In

2021, prior to the completion of USIPO, the Company repurchased

177,267,715
Class A ordinary shares from certain shareholders of the Group with an aggregate consideration of RMB
1,077,505
. The repurchases resulted in a reduction of ordinary shares by RMB12, a reduction of APIC by
 RMB
1,038,564
 and compensation expenses of RMB38,929 for the excess of the repurchase prices over the fair values of the ordinary shares repurchased as of the respective repurchase dates.
On June 22, 2021, upon the completion of USIPO,

1,650,000,000
Class A ordinary shares were issued to the public investors and
210,526,314
Class A ordinary shares were issued in the concurrent private placement. Total proceeds of the issuance was RMB
11,059,043
, net of the issuance cost. On the same date, all redeemable convertible preferred shares were converted to ordinary shares.

During
the year ended December 31, 2021,
866,230,796
stock options were exercised in ordinary shares by employees, of which 351,972,260 were Class A ordinary shares and 514,258,536 were Class B ordinary shares. The Company repurchased 169,834,500 Class B ordinary shares for tax purpose upon the exercise of options, which resulted in a decrease of ordinary shares b
y RMB11
 and a reduction of APIC by
 RMB626,431.

18.	INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Companies incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Entities incorporated in Hong Kong are subject to Hong Kong profits tax. Under the current Hong Kong Inland Revenue Ordinance, the profits tax rate for the first HK dollar 2,000 of profits of corporations is
8.25%, while profits above that amount
are
subject to the tax rate of 16.5%.
China
On March 16, 2007, the National People’s Congress of the PRC introduced a Corporate Income Tax Law (“CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of
 25%.
Certain enterprises benefit from a preferential tax rate of
 15%
under the CIT Law if they qualify as high and new technology enterprises (“HNTE”).
Withholding tax on undistributed dividends
The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC
company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.
The CIT law also imposes a withholding income tax of 10%
on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding

F-4
4

18.	INCOME TAXES - continued
Withholding tax on undistributed dividends
 - continued

company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than
5% (if the foreign investor owns directly at least 25%
of the shares of the FIE).The Group did not record any dividend withholding tax, as its FIEs have not had any retained earnings.
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to
50
% of its research and development expenses in determining its tax assessable profits for the year. The additional tax deduction amount of the research and development expenses has been increased from
50% to 75%, effective from 2018 to

2023
.
Loss by tax jurisdictions:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net loss (income) from PRC operations	995,145	(145,611)	(56,957)
Net loss from non-PRC operations	561,198	3,597,207	3,697,294

Total net loss before tax	1,556,343	3,451,596	3,640,337

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	9,663	31,844	27,018
Deferred tax benefits	(24,339)	(12,508)	(12,827)

Income tax (benefit) expense	(14,676)	19,336	14,191

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019		2020		2021
	RMB		RMB		RMB
PRC statutory tax rate	25.00%		25.00%		25.00%
Effect of different tax rates of subsidiaries operating in other jurisdictions	2.31%		0.89%		0.96%
Preferential tax rates and local tax exemptions	(0.45%	)	(0.22%	)	(0.44%	)
Expenses/losses not deductible for tax purposes	(9.63%	)	(0.71%	)	(0.91%	)
Research and development expenses super deduction	3.30%		2.00%		2.65%
Compensation cost in relation to ordinary shares and options	(11.37%	)	(26.95%	)	(26.36%	)
True up	(0.00%	)	(0.00%	)	(0.04%	)
Effect of change of valuation allowance	(8.22%	)	(0.57%	)	(1.25%	)

Effective tax rate	0.94%		(0.56%	)	(0.39%	)

F-4
5

18.	INCOME TAXES - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets

—Advertising and business promotion expenditure	11,676	5,997
—Impairment loss	182,876	177,368
—Allowance for doubtful accounts	24,026	15,431
—Loan loss provision	23,207	23,985
—Accrued expense	2,309	5,792
—Net operating loss carry forwards	521,022	598,975
—Others	1,204	4,268
Less: valuation allowance	(747,354)	(811,324)

Net deferred tax assets	18,966	20,492

Deferred tax liabilities
—Identifiable intangible assets from business combination	118,783	135,764

Total deferred tax liabilities	118,783	135,764

Movement of valuation allowance

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	599,633	727,508	747,354
Addition	127,875	19,846	63,970

Total	727,508	747,354	811,324

As of December 31, 2020 and 2021, the Group had net operating loss carry forwards of approximately
 RMB2,084
million and RMB2,432 million, which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC, respectively. The loss expired of approximately
 RMB35 million and RMB23
million during the years ended December 31, 2020 and 2021, respectively, and were provided full valuation allowances in prior years. The remaining loss carry forwards will expire during the period from
 2022 to 2030.
The Group believes that for most of its entities, it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided a valuation allowances of
RMB747 million and RMB811 million for these entities’ deferred tax assets as of December 31, 2020 and 2021, respectively.

F-4
6

19.	RELATED PARTY TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group:

Related Party	Relationship with the Group
JYBD	An affiliate of the Group
Euclidean	An entity controlled by management founder of an affiliate of the Group
Sigma	An entity controlled by management founder of an affiliate of the Group
Plus	An affiliate of the Group
Hangzhou Yinghuo Internet Technology Limited (Yinghuo)	An entity over which management has a significant influence
Horgos Yinghuo Management Consulting Co., Ltd. (Horgos)	An entity over which management has a significant influence
Truck Champion Limited (Champion)	An affiliate of the Group
Dai WJ Holding limited (DWJ)	An entity controlled by a management shareholder of the Group
Capital Champion Holdings Limited (Capital)	An entity controlled by a shareholder of the Group
DWJ Partners Limited (DWJ Partners)	An entity controlled by a management shareholder of the Group
Liu XF Holdings Limited (LXF)	An entity controlled by a shareholder of the Group
Tang TG Holdings Limited (TTG)	An entity controlled by a shareholder of the Group
Luo P Holdings Limited (LP)	An entity controlled by a shareholder of the Group
Geng XF Holding Limited (GXF)	An entity controlled by a shareholder of the Group
SVF Bumble (Cayman) Limited (SVF)	A shareholder of Champion
Others	Executives of the Group
For the years ended December 31, 2019, 2020 and 2021, services provided to the related parties were RMB2,235, RMB10,333 and nil, respectively:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Value-added service revenue from JYBD	—	9,434	—
Value-added service revenue from Horgos	—	899	—
Value-added service revenue from Yinghuo	2,235	—	—

Total	2,235	10,333	—

For the years ended December 31, 2019, 2020 and 2021, services provided from the related parties were nil, nil and RMB12,500, respectively:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Service fee to JYBD	—	—	12,500

Total	—	—	12,500

F-4
7

19.	RELATED PARTY TRANSACTIONS - continued

The Group had the following balances with the major related parties:

	As of December 31,
	2020	2021
	RMB	RMB
Current assets:
Service fee prepaid to JYBD	—	7,075

Total	—	7,075

As of December 31, 2020 and 2021, amounts due to related parties were RMB172,779 and RMB179,859, respectively, and details are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Current liabilities:
Consideration payable for repurchase of ordinary shares and options from executives of the Group	77,556	—
Consideration payable for repurchase of ordinary shares from DWJ .	61,726	80,501
Consideration payable for repurchase of ordinary shares from LXF	16,414	15,939
Consideration payable for repurchase of ordinary shares from Euclidean	8,156	7,970
Consideration payable for repurchase of ordinary shares from Sigma	8,156	7,970
Consideration payable for equity investment in Plus	771	—
Consideration payable for repurchase of ordinary shares from TTG	—	25,503
Consideration payable for repurchase of ordinary shares from DWJ Partners	—	1,847
Consideration payable for repurchase of ordinary shares from GXF	—	12,751
Consideration payable for repurchase of ordinary shares from C apital	—	27,378

Total	172,779	179,859

20 .	SHARE-BASED COMPENSATION
The Company authorized 2,636,675,056 ordinary shares for issuance under the 2018 Incentive Compensation Plan (“2018 Plan”) and as of December 31, 2021, 2,300,588,991 share options were granted under 2018 plan.
In April 2021, the board approved the 2021 Incentive Compensation Plan (“2021 Plan”) and authorized 466,685,092 ordinary shares for issuance which was amended in November 2021 that if the share authorized under the 2021 Plan falls below 3.0% of total outstanding shares on the last day of a calendar year, it shall automatically be increased to 3.0% of total outstanding shares on the January 1 immediately thereafter
. As of December 31, 2021, 528,463,580 share options were granted under 2021 Plan.
The options granted expire in ten years from the date of grant.

Employee	options:

•	Options classified as liability
Prior to the acquisition of Truck Alliance, under the 2015 Plan, options to purchase up to 228,034,872 ordinary shares of the Company were issued to the Company’s directors and employees. Generally, these options vested over a four-year service period and the grantees are entitled to sell to the Company ordinary shares received upon the exercise of vested options, for a price equal to 80% of the placing price per share of the latest private placement upon termination of employment. As the Company can be required to settle the options by transferring cash upon a contingent event within the control of grantees, the options are classified as liability and are

F-4
8

20.	SHARE-BASED COMPENSATION - continued

Employee	options : - continued

•	Options classified as liability - continued

accounted for at fair value until the settlement of such options. Upon exercising of vested options, the unsettled liabilities of the vested options immediately prior to exercising was reclassified to ordinary shares and APIC.
In
December 2018, the exercise price of all the options classified as liability changed from US$0.01 per share to US$0.00001 per share. The modification of exercise price was reflected in the subsequent valuation of liabilities.
In September 2020, the Company modified the repurchase term of the options classified as liability. After the modification, the grantees’ right to require the Company to repurchase the options was removed and instead, the Company has the right to repurchase the options upon termination of employment at the price equal to 80% of the placing price per share of the latest private placement or 5% of net assets based on the latest audited financial statements, whichever is lower. Considering it is not probable that the Company will exercise the right and prevent the grantees from bearing the risks and rewards for a reasonable period of time from the date the option is exercised or the share is issued, the modified awards are accounted for as equity awards from the date of the modification. The fair value measured after the modification is recognized on a straight-line basis over the remaining requisite service period for unvested options and the unsettled liability of RMB20,695 as of the modification date was reclassed to APIC.
The following table summarized the activities of the Group’s share options classified as liability with no movement for 2021:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2019	89,840,646	0.00001	18,812
Exercised	(49,814,073)	0.00001	—

Outstanding at December 31, 2019	40,026,573	0.00001	10,350
Exercised	(23,391,140)	0.00001	—
Reclassified as equity	(16,635,433)	0.00001	5,110

Outstanding at December 31, 2020	—	—	—
Exercisable at December 31, 2020	—	—	—

•	Options classified as equity
Options classified as equity generally vest over four-year service period.
In December 2017, upon the acquisition of Truck Alliance, the Company issued 291,277,872 options to prior employees of Truck Alliance. These options vest over a service period of one to four years. In addition, the grantees can only exercise vested options upon the occurrence of the underlying ordinary shares becoming listed securities, which substantially creates a performance condition that is considered improbable to meet. Therefore, the Group did not recognize any stock-based compensation expenses for such options prior to the following modifications.
During the year
s
ended December 31, 2020 and 2021, the Group modified 114,650,555 and 45,654,760 options granted, respectively, including removal of the public listing performance condition, acceleration of vesting schedule or changes in number of options vested. The compensation expenses are recognized based on the fair value of the modified awards on the modification date. The fair value of unvested options will be recognized on a straight-line basis over the remaining requisite service period. The fair values of vested options totaled
 RMB231,972 and RMB209,311 were recognized as compensation expenses upon the modification in the year
s
ended December 31, 2020, and 2021, respectively.

20.	SHARE-BASED COMPENSATION - continued

Employee	options: - continued

•	Options classified as equity - continued

In December 2020, the Group repurchased 3,694,402 unvested share options with a total consideration of RMB13,863 for tax purposes. The repurchase resulted in compensation costs in general and administrative expenses with an amount of RMB6,251, which included both the remaining unrecognized compensation based on the grant date fair value and additional compensation as a result of the repurchase price in excess of the fair value of the early vested option on the repurchase date.
During the year ended December 31, 2020, the Group granted 1,280,318,400 options to employees under the 2018 plan, subject to a three to five years’ service condition, of which 1,001,398,129 options vested immediately upon grant.
During the year ended December 31, 2021,

894,515,686
options were granted to employees under the 2018 plan and 2021 plan, of which
695,927,716
options vested immediately upon grant while

198,166,910
and
421,060
options were subject to a four-year and one-year service conditions, respectively.

The following table summarized the activities of the Group’s share options classified as equity:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$			US$
Outstanding at December 31, 2020	418,452,697	0.000007	8.56	0.2569	165,035
Granted	894,515,686	0.000010		0.7195
Exercised	(866,230,796)	0.000010		0.6822
Forfeited	(18,159,814)	0.000008		0.4491
Outstanding at December 31, 2021	428,577,773	0.000010	8.75	0.4547	179,544

Vested and expected to vest	428,577,773	0.000010	8.75	0.4547	179,544
Exercisable at December 31, 2021	93,474,222	0.000008	6.93	0.2414	39,118

The
 unrecognized compensation costs related to unvested options is RMB905 million for 2021. It is expected to be recognized over a weighted-average period of 3.3 years.

20.	SHARE-BASED COMPENSATION - continued

Employee	options: - continued

•	Options classified as equity - continued

In determining the fair value of the stock options, the Company applied the binomial option pricing model before the completion of its USIPO in
June 2021
and the Black-Scholes model for the options granted thereafter. The change of valuation model does not result in any difference in valuation results as the exercise price of the options granted is significantly below the spot price (deemed as “deep in the money”) and the fair value of the options approximates the closing price of the ordinary shares on the grant date.
The key assumptions used to determine the fair value of the options for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Expected volatility	34.2%~35.9%	35.9%~39.3%	37.2%~38.1%
Risk-free interest rate (per annum)	1.67%~2.46%	0.30%~1.04%	1.00%~1.96%
Exercise multiples	2.8	2.8	2.8 (1)
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	$0.216~0.259	$0.261~0.395	$0.370~1.050
Fair value of share option	$0.293~0.305	$0.294~0.395	$0.370~1.050

(1)	Exercise multiples defines the early exercise strategy of the grantees and only applies to binomial option pricing model.
The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. Prior to the completion of USIPO, the Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. After the completion of USIPO in June 2021, the Group uses the stock market closing price as the fair value of the ordinary shares. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.
For the years ended December 31, 2019, 2020 and 2021, share-based compensation expenses of RMB434,817, RMB3,428,914 and RMB3,837,913 were recognized in connection with options granted, respectively.
Restricted share
On October 19, 2018, the Group granted 34,022,775 restricted shares to each of the two founder of an equity investee, Plus. The restricted shares vest over the following four years. The estimated fair value on the grant date of each restricted share was US$ 0.1965.
Restricted shares granted are measured based on the fair value of the Company’s ordinary share on the grant date. Compensation expenses are recognized on a straight-line basis over the requisite service period. In November 2020, the Group modified the term and the grantee was entitled to early vest all the restricted shares. The unrecognized compensation expenses amounting to RMB40,040 related to the previously unvested restricted shares as of the modification date was recognized immediately upon the modification.

20.	SHARE-BASED COMPENSATION - continued

Employee	options: - continued

•	Options classified as equity - continued

In
November 2020
, the Company repurchased all the vested
68,045,550
ordinary shares at US$
0.3674
per share with a total consideration of RMB
166,260
. As the repurchase price was lower than the fair value of ordinary share as of the repurchase date, no additional compensation expenses were resulted from this repurchase.
The following table summarized the Group’s restricted share activities:

	Number of restricted share units	Weighted average grant date fair value
		USD
Unvested at January 1, 2019	68,045,550	0.1965
Vested	(17,011,388)	0.1965
Unvested at December 31, 2019	51,034,162	0.1965
Vested	(51,034,162)	0.1965
Unvested at December 31, 2020	—	—

Total share- based compensation expenses recognized for these restricted shares in 2019, 2020 and 2021 were RMB21 million, RMB57 million and nil, respectively.

Subsidiary’s Plan
The Group acquired TYT, a private company, in December 2021. Upon the completion of the acquisition, ordinary shares held by non-controlling interest holders, who are also management of the TYT, are restricted and subject to a four-year vesting period. (see note 5)

	Number of restricted share s	Weighted average grant date fair value
		USD
At January 1, 2021	—	—
Grant	968,198	15.68

Unvested at December 31, 2021	968,198	15.68
Share-based compensation for all share options and restricted shares
The Group recorded share based compensation expense of RMB455,634, RMB3,486,307 and RMB3,837,913 for the years ended December 31, 2019, 2020 and 2021, respectively, which were classified in the accompanying consolidated statements of operations and comprehensive loss as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

General and administrative expenses	455,634	3,341,145	3,728,421
Selling and marketing expense	—	94,640	56,975
Research and development expense	—	42,680	48,777
Cost of revenues	—	7,842	3,740

Total	455,634	3,486,307	3,837,913

21.	LOSS PER SHARE
Loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Numerator
Net loss available to Full Truck Alliance Co. Ltd. from continuing operations	(1,541,660)	(3,470,924)	(3,654,448)
Net income available to Full Truck Alliance Co. Ltd. from discontinued operations	18,010	452	—
Net loss available to Full Truck Alliance Co. Ltd	(1,523,650)	(3,470,472)	(3,654,448)
Deemed dividend	—	(120,086)	(518,432)
Net loss available to ordinary shareholders—basic and diluted	(1,523,650)	(3,590,558)	(4,172,880)

Denominator
Weighted average number of ordinary shares outstanding—basic and diluted	3,299,723,079	3,423,687,654	13,445,972,280
Basic and diluted loss per share-continuing operations	(0.47)	(1.05)	(0.31)
Basic and diluted earnings per share-discontinued operations	0.01	0.00	—

Basic and diluted loss per share	(0.46)	(1.05)	(0.31)

As a result of the Group’s net loss for the years ended December 31, 2020 and 2021, the numbers of the Company’s preferred shares, share options and restricted shares outstanding were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2020	2021
	RMB	RMB
Convertible redeemable preferred shares	15,033,856,835	—
Share options	418,452,697	428,577,773
Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share.

22.	EMPLOYEE BENEFIT
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB158,181, RMB80,152 and RMB217,783 for the years ended December 31, 2019, 2020 and 2021, respectively, which are recorded in expenses based on the function of employees.

23.	RISKS AND CONCENTRATIONS
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and short-term investments. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality.
Foreign currency risk
RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, restricted cash and short-term investments of the Group included an aggregated amounts of RMB2,789,813 and RMB3,806,418 as of December 31, 2020 and 2021, respectively.

24.	RESTRICTED NET ASSETS
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax
profit to
non-distributable
reserve funds as determined by the Board of Directors of the Company.
PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2020 and 2021, the total of restricted net assets was RMB10,653,119 and RMB15,505,422, respectively.

25.	COMMITMENTS AND CONTINGENCIES
Operating lease commitments
The Group has leased office premises under operating lease agreements for the periods from 2022 to 202
5
. Future minimum lease payments for
non-cancellable
operating leases are as follows:

As of December 31, 2021
RMB
2022	18,746
2023	13,922
2024	7,167
2025	4,320
2026	—

44,155

Rental expenses amounted to RMB24,766, RMB28,997 and RMB20,419 for the years ended December 31, 2019, 2020 and 2021, respectively. Rental expenses are charged to the consolidated statements of operations and comprehensive loss when incurred.

25.	COMMITMENTS AND CONTINGENCIES - continued
Operating lease commitments
 - continued

The lease agreement for the Group’s headquarter office, with a total future minimum lease payment of RMB43,301 from January 2022 to June 2023, is not included in the above table as the lease payments are subsidized and paid by a local government authority subject to certain performance targets including tax paid and foreign investment obtained which the Group met for the past years and believes it will meet for the remaining lease period.
Contingencies
Pursuant to an announcement issued by the Cybersecurity Review Office (“CRO”) of the Cyberspace Administration of China on July 5, 2021, CRO has initiated a cybersecurity review of Group’s apps. In order to facilitate the review and prevent the expansion of potential risks, the Group’s mobile apps are required to suspend new user registration in the PRC during the review period, starting from July 5, 2021. The Group is currently not in a position to estimate whether any penalty would be resulted from this review or the possible loss or possible range of loss.
On July 7, 2021, the Group, together with certain of its current and former directors and officers and others, were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. Since then, two additional class actions have been filed in the Eastern District of New York and the Supreme Court of the State of New York. The class actions are brought on behalf of a putative class of persons who purchased or acquired the Group’s securities pursuant or traceable to the Group’s US IPO. All the complaints allege violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Group’s Registration Statement issued in connection with the US IPO for the disclosure of CRO’s review. In November 2021, the consolidated amended complaint was filed in the Supreme Court of the State of New York, which the Group moved to dismiss in January 2022. The federal complaint also alleges violations of Section 12(a)(2) of the Securities Act. The Group is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.
The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

26.	SUBSEQUENT EVENT
From January to February, 2022, the Group granted

97,318,000
Class B ordinary Shares to Full Load Logistics Information Co. Ltd, which was owned by an executive of the Group. The fair value of the shares granted is
US$
0.42
~US$0.46 per share
 and vested immediately.
The total compensation expenses to be recognized are
RMB
274,758
.
The Group completed its reorganization of VIE structure to remove the businesses that are not subject to the restriction or prohibition on foreign ownership from the VIE structure on January 1, 2022. Effective on January 1, 2022, Shanghai Xiwei, Guizhou FTA and Beijing Yunmanman, which were former VIE entities, were acquired by the WFOEs at nominal prices and become WFOE’s wholly owned subsidiaries. Since this reorganization under common control does not result in any change in the beneficiary ownership immediately before and after the reorganization, it has no impact on the Company’s consolidated financial statements.

On April 14, 2022, the Group entered into a share surrender and loan repayment agreement with a shareholder and his certain affiliates. Pursuant to such agreement, the Group will settle the
US$200
million of subscription receivable from the shareholder by accepting the surrender of a certain number of Class A ordinary shares

F
-5
5

26.	SUBSEQUENT EVENT - continued

beneficially owned by such shareholder. The number of surrender shares will depend on the repayment price per share as determined based on the trading price of the Company’s ADS at the time of settlement. If the shareholder delivers the settlement notice on or prior to July 31, 2022, the repayment price per share will be equal to the price per Class A ordinary share implied by the highest closing price of the Company’s ADS during the three-trading day period starting from the trading day immediately preceding the date of the settlement notice. Otherwise, the repayment price per share will be equal to the price per Class A ordinary share during the three-trading day period starting from August 1, 2022. If the repayment price per share is lower than US$0.2717, the number of surrender shares will be 736,177,535, the total number of Class A ordinary shares beneficially owned by the shareholder. The short-fall from US$200 million will be the remaining subscription receivable.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	7,025,967	1,032,540	162,028
Short-term investments	6,270,302	17,866,528	2,803,648
Prepayments and other current assets	13,762	113,595	17,826

Total current assets	13,310,031	19,012,663	2,983,502
Investment in and amount due from subsidiaries/VIEs	9,675,404	11,885,179	1,865,044
Long-term investments	522,672	1,007,361	158,077

Total non-current assets	10,198,076	12,892,540	2,023,121

TOTAL ASSETS	23,508,107	31,905,203	5,006,623

LIABILITIES
Accounts payable	—	42	7
Amounts due to related parties	172,779	179,859	28,224
Income tax payable	—	9,084	1,425
Other tax payable	—	250,008	39,232
Accrued expenses and other current liabilities	283,524	10,765	1,690

TOTAL LIABILITIES	456,303	449,758	70,578

MEZZANINE EQUITY	31,535,947	—	—
SHAREHOLDERS’ (DEFICIT) EQUITY
Class A Ordinary shares (US$0.00001 par value, 33,562,015,467 and 40,000,000,000 shares authorized, 3,517,944,736 and 18,559,858,605shares issued and outstanding as of December 31, 2020 and 2021,respectively)	233	1,201	188
Class B Ordinary shares (US$0.00001 par value, 963,610,653 and10,000,000,000 shares authorized, 963,610,653 and 3,269,099,726 issued and outstanding as of December 31, 2020 and 2021, respectively)	63	215	34
Additional paid-in capital	3,809,060	49,245,773	7,727,736
Accumulated other comprehensive income	1,072,307	538,650	84,526
Subscription receivable	—	(1,310,140)	(205,590)
Accumulated deficit	(13,365,806)	(17,020,254)	(2,670,849)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(8,484,143)	31,455,445	4,936,045

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	23,508,107	31,905,203	5,006,623

F-5
7

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2)
Cost and operating expenses	(712,108)	(3,729,055)	(3,959,299)	(621,300)
Interest income	176,925	93,897	153,749	24,127
Investment income	—	—	(379)	(59)
Fair value change in trading securities	—	—	18,333	2,877
Impairment loss and others	—	—	(44,348)	(6,960)
Equity in losses of equity investees	(1,444)	(10,975)	(5,696)	(894)
Income tax expenses	—	—	(14,090)	(2,211)
Equity in (loss) profit income of subsidiaries, VIEs and VIEs’ subsidiaries	(987,023)	175,661	197,282	30,957

Net loss attributable to Full Truck Alliance Co. Ltd.	(1,523,650)	(3,470,472)	(3,654,448)	(573,463)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil	89,399	(498,157)	(533,657)	(83,742)

Total comprehensive loss attributable to Full Truck Alliance Co. Ltd.	(1,434,251)	(3,968,629)	(4,188,105)	(657,205)

F-5
8

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD.
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities:				(Note 2)
Net loss attribute to ordinary shareholders	(1,523,650)	(3,470,472)	(3,654,448)	(573,463)
Adjustments to reconcile net loss to net cash used in operating activities
Equity in income (loss) of subsidiaries, VIEs and VIEs’ subsidiaries	987,023	(175,661)	(197,282)	(30,957)
Share-based compensation	455,634	3,254,335	3,628,602	569,407
Modification of share options	—	231,972	209,311	32,845
Equity in loss of unconsolidated investees	1,444	10,975	5,696	894
Net gain from disposal of investment in equity investees	—	—	379	59
Unrealized gains from fair value changes of trading securities	—	—	(18,333)	(2,877)
Foreign exchange loss	—	—	2,917	458
Impairment loss	—	—	43,708	6,859
Changes in operating assets and liabilities:
Prepayments and other current assets	849	22,727	(108,119)	(16,966)
Accounts payable	—	—	42	7
Amounts due to related parties	28,669	22,242	(31,213)	(4,898)
Income tax payable	—	—	9,084	1,425
Accrued expenses and other current liabilities	—	91,377	(78,313)	(12,289)

Net cash used in operating activities	(50,031)	(12,505)	(187,969)	(29,496)
Cash flows from investing activities:
Purchases of short-term investments	(4,404,601)	(6,766,468)	(19,376,170)	(3,040,544)
Maturity of short-term investments	3,107,061	4,638,930	7,464,384	1,171,325
Payment for investment in equity investees	(75,739)	(19,312)	(580,888)	(91,154)
Return from dissolution of an equity investment	—	—	11,929	1,872
Loans to related parties	(48,458)	(63,482)	—	—
Repayment of loans from related parties	—	109,792	—	—
Investment in subsidiaries and VIEs	(91,803)	(493,225)	(2,081,323)	(326,605)

Net cash used in investing activities	(1,513,540)	(2,593,765)	(14,562,068)	(2,285,106)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares and preferred shares	(384,880)	(557,836)	(2,585,437)	(405,711)
Proceeds from issuing preferred shares, net of issuance cost	—	—	385,788	60,539
Proceeds from initial public offerings, net	—	—	11,059,043	1,735,405
Proceeds from exercise of share options	—	87	20	3
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	1,672,415	11,081,037	—	—
Loan to a shareholder pledged by preferred shares	—	(1,310,140)	—	—

Net cash provided by financing activities	1,287,535	9,213,148	8,859,414	1,390,236
Effect of exchange rate changes on cash and cash equivalents	36,656	(274,587)	(102,804)	(16,134)
Net (decrease) increase in cash and cash equivalents	(239,380)	6,332,291	(5,993,427)	(940,500)
Cash and cash equivalents, beginning of the year	933,056	693,676	7,025,967	1,102,528

Cash and cash equivalents, end of the year	693,676	7,025,967	1,032,540	162,028

F-5
9

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD.
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO SCHEDULE I

1)
Schedule I has been provided pursuant to the requirements of Rule
12-04(a)
and
5-04(c)
of Regulation
S-X,
which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of condensed consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2)
The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries and VIEs even though the parent company is not obligated to provide continuing support or fund losses.

3)	For the years ended December 31, 2019, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

F-
60