Form 20-F
period 2022-12-31
Full Truck Alliance Co. Ltd.
filed 2023-04-19
CIK 1838413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from

to

Commission file number
001-40507

Full Truck Alliance Co. Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

6 Keji Road Huaxi District, Guiyang Guizhou 550025 People’s Republic of China	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China
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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2022	19,091,365,934
Class B ordinary shares were outstanding as of December 31, 2022	2,317,044,668

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒
Yes    ☐  No
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
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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

•	“ADSs” are to American depositary shares, each of which represents 20 Class A ordinary shares in our Company;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“commissioned GTV” are to the amount of GTV relating to shipping orders that were subject to commissions for online transaction service in a given period;

•	“consolidated affiliates” are to the Group VIEs and their respective subsidiaries;

•	“FTA platform” are to a digital, standardized and smart freight platform that connects shippers and truckers, currently providing services under the brands of Yunmanman, Huochebang and Shengsheng;

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

•

“Group VIEs” are to the variable interest entities, or VIEs, that are 100% owned by PRC citizens and hold certain business operation licenses or approvals, and generally operate businesses in which foreign investment is restricted, and are consolidated into the Group’s consolidated financial statements in accordance with U.S. GAAP;

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

•

“Huochebang” are to the brand of Huochebang or the Huochebang platform, which was a leading digital freight platform providing services under the brand of Huochebang and integrated into the FTA platform following the establishment of our Company, as the context requires;

•

“ordinary shares” are to Class A ordinary shares, US$0.00001 par value per share in our Company, and Class B ordinary shares, US$0.00001 par value per share in our Company; each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to 30 votes;

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

•

“Yunmanman” are to the brand of Yunmanman or the Yunmanman platform, which was a leading digital freight platform providing services under the brand of Yunmanman and integrated into the FTA platform following the establishment of our Company, as the context requires.

This annual report contains translations between Renminbi and U.S. dollars for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022.

Our ADSs are listed on the New York Stock Exchange under the ticker symbol “YMM.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in the Group’s revenues, costs or expenses;

•	industry landscape of, and trends in, China’s road transportation market;

•	competition in our industry;

•	our expectations regarding demand for, and market acceptance of, the Group’s services;

•	our expectations regarding the Group’s relationships with shippers, truckers and other ecosystem participants;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	PRC laws, regulations, and policies relating to the road transportation market;

•	the impact of any regulatory action taken against us;

•	the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; and

•	general economic and business conditions.

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

Our Corporate Structure

Full Truck Alliance Co. Ltd. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted (i) through contractual arrangements with certain variable interest entities, or the Group VIEs, in China and (ii) by our subsidiaries in China. Under the PRC laws and regulations, the provision of value-added telecommunication services and certain financial services in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through the Group VIEs, and rely on contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective individual shareholders to control the business operations of the Group VIEs. Investors in our ADSs do not hold equity interest in the Group’s operating entities in China, but instead hold an equity interest in Full Truck Alliance Co. Ltd., a Cayman Islands holding company. As used in this annual report, “FTA,” “we,” “us,” “our Company” or “our” refers to Full Truck Alliance Co. Ltd. and/or its subsidiaries, “the Group” refers to Full Truck Alliance Co. Ltd., the Group VIEs and their respective subsidiaries, and “the consolidated affiliates” refers to the Group VIEs and their respective subsidiaries.

Prior to the fourth quarter of 2021, our Group VIEs were Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, Beijing Manxin Technology Co., Ltd, or Beijing Manxin (formerly known as Beijing Yunmanman Technology Co., Ltd., or Beijing Yunmanman), and Guizhou FTA Logistics Technology Co., Ltd., or Guizhou FTA. In the fourth quarter of 2021, in order to enhance corporate governance, we underwent a reorganization of the holding structure of our onshore subsidiaries and the consolidated affiliates, or the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. The Reorganization was completed on January 1, 2022. In May 2022, Nanjing Manyun Cold Chain Technology Co., Ltd., or Manyun Cold Chain, which was a majority-owned subsidiary of Jiangsu Manyun Software Technology Co., Ltd., or Manyun Software, was transferred to nominee shareholders. Yixing Manxian Information Technology Co., Ltd., or Yixing Manxian, our PRC subsidiary, gained control over Manyun Cold Chain through a series of contractual arrangements with Manyun Cold Chain and its shareholders. Currently, the Group VIEs are (i) Manyun Software, (ii) Guiyang Shan’en Technology Co., Ltd., or Shan’en Technology, and (iii) Manyun Cold Chain.

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2022. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Smart Logistics Information Limited also wholly owns one insignificant subsidiary.
(2)	Besides Jiangsu Manyun Logistics Information Co., Ltd., or Jiangsu Manyun, Lucky Logistics Information Limited wholly owns two insignificant subsidiaries incorporated in the PRC.
(3)

Besides Full Truck Alliance Information Technology Co., Ltd. (formerly known as Full Truck Alliance Information Consulting Co., Ltd.), or FTA Information, FTA HK’s subsidiaries include two insignificant subsidiaries incorporated in the PRC that are wholly-owned by FTA HK and one insignificant subsidiary incorporated in the British Virgin Islands that is wholly-owned by FTA HK.

(4)	Include two insignificant subsidiaries that are wholly-owned by FTA.

(5)

Manyun Software, Tianjin Zhihui Yunli Management Consulting Partnership (Limited Partners), or Tianjin Zhihui, Mr. Peter Hui Zhang and Mr. Wenjian Dai hold 77.5%, 10.0%, 7.5% and 5.0% of equity interest in Manyun Cold Chain, respectively.

(6)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services.

(7)	Include eight insignificant subsidiaries that are wholly-owned by Jiangsu Manyun.
(8)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(9)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(10)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(11)	Include nine insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
(12)

Previously, Guiyang Huochebang Technology Co., Ltd., or Guiyang Huochebang, was a Group VIE. In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA.

(13)	Guiyang Huochebang and FTA Information hold 83.8% and 16.2% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(14)	Include 15 insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(15)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

The contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective individual shareholders collectively enable us to:

•	exercise effective control over our Group VIEs and their subsidiaries;

•	receive substantially all the economic benefits of our Group VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in all or part of the assets when and to the extent permitted by PRC law.

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

The individual nominee shareholders of the Group VIEs are current or former directors and/or members of senior management of our Company. We consider such individuals suitable to act as the nominee shareholders of the Group VIEs because of, among other considerations, their contribution to the Group, their competence and their length of service with and loyalty to the Group. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs.”

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

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “—D. Risks Factors— Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Licenses, Permits and Approvals

We conduct our business primarily through (i) our Group VIEs and their subsidiaries in China and (ii) our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The Group has received all material permissions that are, or may be, required for its operations in China, including the operations of the Group VIEs. See “Item 4. Information on the Company—B. Business Overview— Licenses, Permits and Approvals.” for more details.

No material permission has been denied from us by relevant authorities in China. To enhance the experience of shippers, truckers and other ecosystem participants, we offer various auxiliary functions, content and value-added services through the FTA platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions, content and services. See “—D. Risk Factors—Risks Relating to Our Business and Industry— If we fail to obtain or maintain licenses, permits or approvals applicable to the Group’s business, we may become subject to significant penalties and other regulatory proceedings or actions.”

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our Group VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. The Cybersecurity Review Office of the CAC announced the initiation of a cybersecurity review of the Yunmanman apps and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022. For more details, see “—D. Risk Factors—Risks Relating to Our Business and Industry— The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security” and —D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.”

Cash Transfers within Our Corporate Structure

Full Truck Alliance Co. Ltd. is a Cayman Islands holding company with operations primarily conducted (i) through the consolidated affiliates in China and (ii) by our subsidiaries in China. Full Truck Alliance Co. Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries.

In 2020, 2021 and 2022, no assets other than cash were transferred within our organization. The following diagram summarizes how funds are transferred among our Company, our subsidiaries and the consolidated affiliates.

(1)

Our PRC subsidiaries, Jiangsu Manyun, FTA Information and Yixing Manxian, entered into contractual arrangements with the Group VIEs. Jiangsu Manyun, FTA Information and Yixing Manxian are our wholly foreign owned entities, or WFOEs. Shanghai Xiwei and Beijing Manxin were Group VIEs from the beginning of the periods presented below to November 2021. Guiyang Huochebang was a Group VIE from the beginning of the periods presented below to March 2021. In March 2021, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA. Shanghai Xiwei and Beijing Manxin ceased to be the Group VIEs and became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. We acquired Shanghai Xiwei and Beijing Manxin from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Manyun on January 1, 2022. Guizhou FTA ceased to be a Group VIE following the completion of the Reorganization on January 1, 2022. Manyun Software, Shan’en Technology and Manyun Cold Chain are currently the Group VIEs. See “Item 4. Information on the Company—C. Organizational Structure.”

The following table sets forth a summary of the cash flows that occurred between our Company, our subsidiaries, and the consolidated affiliates.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Intercompany Cash Flow Data:
Transfer from our Company to our subsidiaries	724,248	2,103,259	2,050,687	297,322
Transfer from our Company to the consolidated affiliates	—	—	488,159	70,776
Transfer from our subsidiaries to the consolidated affiliates	1,858,922	6,323,470	3,075,366	445,886
Transfer from the consolidated affiliates to our subsidiaries	2,031,374	4,637,600	4,002,115	580,252

Our Company made cash transfers to our subsidiaries primarily in the form of capital contribution in 2020, 2021 and 2022.

Our Company made cash transfers to the consolidated affiliates in the form of intercompany loans in 2022 to finance the consolidated affiliates’ operations.

Our subsidiaries made cash transfers to the consolidated affiliates primarily in the form of intercompany loans in 2020, 2021 and 2022 to finance the consolidated affiliates’ operations.

The consolidated affiliates made cash transfers to our subsidiaries primarily in the form of loan repayments in 2020, 2021 and 2022.

The Group VIEs did not pay any service fee under the exclusive service agreements in 2020, 2021 and 2022.

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business.

Restrictions on Transfer of Funds

In 2020, 2021 and 2022, no dividends or distributions were made to our Company by our subsidiaries. Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.

Furthermore, we are subject to restrictions on currency exchange. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. For certain Cayman Islands, PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information — E. Taxation.”

Summary Financial Information Related to the Consolidated Affiliates

The following condensed consolidated financial statement information presents information related to Full Truck Alliance Co. Ltd., or the Parent, which is a Cayman holding company, the consolidated affiliates and our subsidiaries as of December 31, 2020, 2021 and 2022 and for the years ended 2020, 2021 and 2022. The consolidated affiliates in the following refer to Shanghai Xiwei, Guizhou FTA and Beijing Manxin and their respective subsidiaries in 2020 and 2021 and refer to Manyun Software, Shan’en Technology and Manyun Cold Chain and their respective subsidiaries in 2022. See “Item 4. Information on the Company—C. Organizational Structure.”

The following tables presents the condensed consolidated schedule of results of operation data for the periods indicated.

	For the Years Ended December 31,
	2020					2021
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Freight Matching Services	—	1,947,016	—	—	1,947,016	—	3,946,882	—	—	3,946,882
Freight brokerage	—	1,365,207	—	—	1,365,207	—	2,497,779	—	—	2,497,779
Freight listings	—	538,665	—	—	538,665	—	753,031	—	—	753,031
Transaction commission	—	43,144	—	—	43,144	—	696,072	—	—	696,072
Value-added services(1)	—	606,519	205,693	(178,408)	633,804	—	1,141,867	1,056,488	(1,488,218)	710,137
Credit solutions	—	472,841	—	—	472,841	—	517,776	2,310	—	520,086
Other value-added services	—	133,678	205,693	(178,408)	160,963	—	624,091	1,054,178	(1,488,218)	190,051
Net Revenues	—	2,553,535	205,693	(178,408)	2,580,820	—	5,088,749	1,056,488	(1,488,218)	4,657,019
Operating expenses:
Cost of revenues (1)	(7,842)	(1,278,717)	(39,557)	10,099	(1,316,017)	(3,740)	(2,949,238)	(39,434)	452,414	(2,539,998)
Sales and marketing expenses(1)	(94,640)	(267,003)	(125,525)	32,825	(454,343)	(56,973)	(495,510)	(309,066)	24,248	(837,301)
General and administrative expenses(1)	(3,583,893)	(293,715)	(75,580)	14,623	(3,938,565)	(3,849,809)	(821,435)	(150,883)	550,975	(4,271,152)
Research and development expenses(1)	(42,680)	(387,287)	(103,126)	119,724	(413,369)	(48,777)	(829,404)	(304,249)	452,762	(729,668)
Provision for loans receivable	—	(91,688)	(2,472)	—	(94,160)	—	(31,780)	(65,878)	—	(97,658)
Total operating expenses	(3,729,055)	(2,318,410)	(346,260)	177,271	(6,216,454)	(3,959,299)	(5,127,367)	(869,510)	1,480,399	(8,475,777)
Other operating income	—	19,193	1,838	—	21,031	—	16,905	5,910	—	22,815
(Loss) income from operations	(3,729,055)	254,318	(138,729)	(1,137)	(3,614,603)	(3,959,299)	(21,713)	192,888	(7,819)	(3,795,943)
Other (expense) income
Interest income(2)	93,897	56,880	92,347	(33,292)	209,832	153,749	49,713	42,497	(11,308)	234,651
Interest expenses(2)	—	(43,488)	(169)	35,290	(8,367)	—	(11,788)	(237)	11,985	(40)
Foreign exchange loss	—	(7,383)	(13,893)	—	(21,276)	(2,917)	(661)	(11,890)	—	(15,468)
Investment income (loss)	—	3,321	—	—	3,321	(379)	647	28,049	—	28,317
Unrealized gains from fair value changes of short term investments and derivative assets	—	11,798	6,342	—	18,140	18,333	—	5,634	—	23,967
Other (expenses) income, net	—	(7,356)	1,797	—	(5,559)	2,277	11,305	(6,515)	—	7,067
Impairment loss	—	(22,030)	—	—	(22,030)	(43,708)	(66,953)	(906)	—	(111,567)
Share of loss in equity method investees	(10,975)	(79)	—	—	(11,054)	(5,696)	(4,613)	(1,012)	—	(11,321)
Total other income (loss)	82,922	(8,337)	86,424	1,998	163,007	121,659	(22,350)	55,620	677	155,606
Net (loss) income before income tax	(3,646,133)	245,981	(52,305)	861	(3,451,596)	(3,837,640)	(44,063)	248,508	(7,142)	(3,640,337)
Income tax (expense) benefits	—	(22,032)	(7,854)	10,550	(19,336)	(14,090)	(7,956)	7,855	—	(14,191)
Equity in gains of subsidiaries, and consolidated affiliates(3)	175,661	—	—	(175,661)	—	197,282	—	—	(197,282)	—
Net (loss) income from continuing operations	(3,470,472)	223,949	(60,159)	(164,250)	(3,470,932)	(3,654,448)	(52,019)	256,363	(204,424)	(3,654,528)
Net income from discontinued operations, net of tax	—	—	452	—	452	—	—	—	—	—
Net (loss) income	(3,470,472)	223,949	(59,707)	(164,250)	(3,470,480)	(3,654,448)	(52,019)	256,363	(204,424)	(3,654,528)
Less: Net loss attributable to noncontrolling interests	—	(8)	—	—	(8)	—	(80)	—	—	(80)
Net (loss) income attributable to Full Truck Alliance Co. Ltd.	(3,470,472)	223,957	(59,707)	(164,250)	(3,470,472)	(3,654,448)	(51,939)	256,363	(204,424)	(3,654,448)
Deemed dividend to convertible redeemable preferred shares	(120,086)	—	—	—	(120,086)	(518,432)	—	—	—	(518,432)
Net (loss) income attributable to ordinary shareholders	(3,590,558)	223,957	(59,707)	(164,250)	(3,590,558)	(4,172,880)	(51,939)	256,363	(204,424)	(4,172,880)

	For the Year Ended December 31, 2022
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Freight Matching Services	—	—	5,549,537	804,607	107,114	15,530	—	—	5,656,651	820,137
Freight brokerage	—	—	3,360,313	487,200	—	—	—	—	3,360,313	487,200
Freight listings	—	—	745,266	108,053	107,114	15,530	—	—	852,380	123,583
Transaction commission	—	—	1,443,958	209,354	—	—	—	—	1,443,958	209,354
Value-added services(1)	—	—	118,323	17,155	2,644,932	383,480	(1,686,262)	(244,485)	1,076,993	156,150
Credit solutions	—	—	23,941	3,471	772,415	111,990	—	—	796,356	115,461
Other value-added services	—	—	94,382	13,684	1,872,517	271,490	(1,686,262)	(244,485)	280,637	40,689
Net Revenues	—	—	5,667,860	821,762	2,752,046	399,010	(1,686,262)	(244,485)	6,733,644	976,287
Operating expenses:
Cost of revenues(1)	(6,406)	(929)	(3,208,063)	(465,125)	(395,532)	(57,347)	95,450	13,839	(3,514,551)	(509,562)
Sales and marketing expenses(1)	(39,771)	(5,766)	(489,127)	(70,917)	(517,400)	(75,016)	144,029	20,882	(902,269)	(130,817)
General and administrative expenses(1)	(923,383)	(133,878)	(1,646,542)	(238,726)	(294,057)	(42,634)	1,446,049	209,657	(1,417,933)	(205,581)
Research and development expenses(1)	(63,884)	(9,262)	(187,766)	(27,224)	(663,001)	(96,125)	500	72	(914,151)	(132,539)
Provision for loans receivable	—	—	—	—	(194,272)	(28,167)	—	—	(194,272)	(28,167)
Total operating expenses	(1,033,444)	(149,835)	(5,531,498)	(801,992)	(2,064,262)	(299,289)	1,686,028	244,450	(6,943,176)	(1,006,666)
Other operating income	—	—	34,884	5,058	12,646	1,833	—	—	47,530	6,891
(Loss) income from operations	(1,033,444)	(149,835)	171,246	24,828	700,430	101,554	(234)	(35)	(162,002)	(23,488)
Other (expense) income
Interest income(2)	326,699	47,367	52,183	7,566	106,080	15,380	(1,304)	(189)	483,658	70,124
Interest expenses(2)	—	—	(1,557)	(225)	—	—	1,382	200	(175)	(25)
Foreign exchange (loss) gain	(1,646)	(239)	2,427	353	14,267	2,068	—	—	15,048	2,182
Investment income (loss)	23,405	3,393	(46)	(7)	(17,948)	(2,601)	—	—	5,411	785
Unrealized losses from fair value changes of short term investments and derivative assets	(39,131)	(5,673)	(9)	(1)	(24,250)	(3,517)	—	—	(63,390)	(9,191)
Other income (expenses) income, net	228,955	33,196	1,689	244	(13)	(2)	—	—	230,631	33,438
Share of loss in equity method investees	—	—	(21)	(3)	(1,225)	(178)	—	—	(1,246)	(181)
Total other income	538,282	78,044	54,666	7,927	76,911	11,150	78	11	669,937	97,132
Net (loss) income before income tax	(495,162)	(71,791)	225,912	32,755	777,341	112,704	(156)	(24)	507,935	73,644
Income tax (expense) benefits	(96,032)	(13,923)	(1,982)	(288)	1,979	287	—	—	(96,035)	(13,924)
Equity in gain of subsidiaries and consolidated affiliates (3)	997,956	144,689	—	—	—	—	(997,956)	(144,689)	—	—
Net income	406,762	58,975	223,930	32,467	779,320	112,991	(998,112)	(144,713)	411,900	59,720
Less: Measurement adjustment attributable to redeemable non-controlling interests	—	—	—	—	4,599	667	—	—	4,599	667
Less: Net income attributable to noncontrolling interests	—	—	3,267	474	—	—	(2,728)	(396)	539	78
Net income attributable to ordinary shareholders	406,762	58,975	220,663	31,993	774,721	112,324	(995,384)	(144,317)	406,762	58,975

The following tables presents the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31,
	2020					2021
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Cash and cash equivalents	7,025,967	2,226,218	808,206	—	10,060,391	1,032,540	2,948,946	302,805	—	4,284,291
Restricted cash—current	—	84,076	2,201	—	86,277	—	63,294	2,528	—	65,822
Short-term investments	6,270,302	238,000	2,222,893	—	8,731,195	17,866,528	550,000	3,218,114	—	21,634,642
Accounts receivable, net	—	33,751	978	—	34,729	—	28,734	405	—	29,139
Amounts due from related parties	—	—	—	—	—	—	7,075	—	—	7,075
Loans receivable, net	—	1,312,283	1,674	—	1,313,957	—	1,774,038	3,629	—	1,777,667
Prepayments and other current assets	13,762	421,371	21,669	—	456,802	113,595	849,323	136,689	—	1,099,607
Intercompany receivables (4)	—	92,413	250,069	(342,482)	—	—	526,865	681,611	(1,208,476)	—
Total current assets	13,310,031	4,408,112	3,307,690	(342,482)	20,683,351	19,012,663	6,748,275	4,345,781	(1,208,476)	28,898,243
Restricted cash—non-current	—	13,500	—	—	13,500	—	13,500	—	—	13,500
Property and equipment, net	—	36,922	2,062	—	38,984	—	100,931	1,227	—	102,158
Investment in and amount due from subsidiaries, and consolidated affiliates(3)	9,675,404	—	—	(9,675,404)	—	11,885,179	—	—	(11,885,179)	—
Investments in equity investees	522,672	297,628	54,905	—	875,205	1,007,361	670,110	880	—	1,678,351
Intangible assets, net	—	15,275	476,004	—	491,279	—	119,298	437,718	—	557,016
Goodwill	—	—	2,865,071	—	2,865,071	—	283,256	2,841,572	—	3,124,828
Deferred tax assets	—	18,966	—	—	18,966	—	20,492	—	—	20,492
Other non-current assets	—	147,000	—	—	147,000	—	3,836	11	—	3,847
Intercompany receivables (2)	—	—	5,692,605	(5,692,605)	—	—	—	7,533,695	(7,533,695)	—
Total non-current assets	10,198,076	529,291	9,090,647	(15,368,009)	4,450,005	12,892,540	1,211,423	10,815,103	(19,418,874)	5,500,192
Total assets	23,508,107	4,937,403	12,398,337	(15,710,491)	25,133,356	31,905,203	7,959,698	15,160,884	(20,627,350)	34,398,435
Short-term loans	—	—	—	—	—	—	9,000	—	—	9,000
Accounts payable	—	23,839	—	—	23,839	42	29,077	262	—	29,381
Amounts due to related parties	172,779	—	—	—	172,779	179,859	—	—	—	179,859

	As of December 31,
	2020					2021
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Payable to investors of the consolidated trusts	—	31,400	—	—	31,400	—	—	—	—	—
Prepaid for freight listing fees and other service fees	—	319,156	768	—	319,924	—	383,153	83	—	383,236
Income tax payable	—	23,554	2,370	—	25,924	9,084	21,573	881	—	31,538
Other tax payable	—	446,610	229	—	446,839	250,008	566,479	78,105	—	894,592
Accrued expenses and other current liabilities	283,524	620,828	37,290	—	941,642	10,765	1,045,484	149,930	—	1,206,179
Intercompany payables(4)	—	250,069	483,907	(733,976)	—	—	681,525	859,272	(1,540,797)	—
Total current liabilities	456,303	1,715,456	524,564	(733,976)	1,962,347	449,758	2,736,291	1,088,533	(1,540,797)	2,733,785
Deferred tax liabilities	—	—	118,783	—	118,783	—	26,415	109,349	—	135,764
Total non-current liabilities	—	—	118,783	—	118,783	—	26,415	109,349	—	135,764
Total liabilities	456,303	1,715,456	643,347	(733,976)	2,081,130	449,758	2,762,706	1,197,882	(1,540,797)	2,869,549
Total mezzanie equity	31,535,947	—	—	—	31,535,947	—	—	—	—	—
Total (deficit) equity	(8,484,143)	3,221,947	11,754,990	(14,976,515)	(8,483,721)	31,455,445	5,196,992	13,963,002	(19,086,553)	31,528,886
Total liabilities, mezzanie equity and (deficit) equity	23,508,107	4,937,403	12,398,337	(15,710,491)	25,133,356	31,905,203	7,959,698	15,160,884	(20,627,350)	34,398,435

	As of December 31, 2022
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Cash and cash equivalents	273,112	39,598	2,474,166	358,720	2,390,034	346,522	—	—	5,137,312	744,840
Restricted cash—current	—	—	12,095	1,754	71,664	10,390	—	—	83,759	12,144
Short-term investments	16,581,019	2,404,022	—	—	4,506,070	653,319	—	—	21,087,089	3,057,341
Accounts receivable, net	—	—	8,577	1,244	4,438	643	—	—	13,015	1,887
Loans receivable, net	—	—	—	—	2,648,449	383,989	—	—	2,648,449	383,989
Prepayments and other current assets	193,771	28,094	1,604,354	232,609	236,302	34,261	—	—	2,034,427	294,964
Intercompany receivables(4)	—	—	706,633	102,453	211,609	30,680	(918,242)	(133,133)	—	—
Total current assets	17,047,902	2,471,714	4,805,825	696,780	10,068,566	1,459,804	(918,242)	(133,133)	31,004,051	4,495,165
Property and equipment, net	—	—	18,449	2,675	90,375	13,103	—	—	108,824	15,778
Investment in and amount due from subsidiaries, and consolidated affiliates(3)	15,678,895	2,273,226	—	—	—	—	(15,678,895)	(2,273,226)	—	—
Investments in equity investees	1,100,407	159,544	—	—	686,313	99,506	(12,450)	(1,805)	1,774,270	257,245
Intangible assets, net	—	—	106,928	15,503	395,730	57,375	(237)	(34)	502,421	72,844
Goodwill	—	—	283,256	41,068	2,841,572	411,989	—	—	3,124,828	453,057
Deferred tax assets	—	—	6,570	953	34,920	5,062	—	—	41,490	6,015
Operating lease right-of-use assets and land use rights	—	—	74,820	10,848	57,180	8,290	—	—	132,000	19,138
Other non-current assets	—	—	5,960	864	2,467	358	—	—	8,427	1,222
Intercompany receivables(2)	—	—	—	—	2,679,400	388,476	(2,679,400)	(388,476)	—	—
Total non-current assets	16,779,302	2,432,770	495,983	71,911	6,787,957	984,159	(18,370,982)	(2,663,541)	5,692,260	825,299
Total assets	33,827,204	4,904,484	5,301,808	768,691	16,856,523	2,443,963	(19,289,224)	(2,796,674)	36,696,311	5,320,464
Accounts payable	2	0	6,374	924	21,577	3,129	—	—	27,953	4,053
Amounts due to related parties	122,152	17,710	—	—	—	—	—	—	122,152	17,710
Prepaid for freight listing fees and other service fees	—	—	436,806	63,331	25,274	3,664	—	—	462,080	66,995
Income tax payable	18,303	2,654	8,082	1,172	25,848	3,747	—	—	52,233	7,573
Other tax payable	—	—	682,030	98,885	39,567	5,737	—	—	721,597	104,622
Operating lease liabilities—current	—	—	39,649	5,749	4,941	716	—	—	44,590	6,465
Accrued expenses and other current liabilities	29,514	4,280	883,965	128,161	387,681	56,208	—	—	1,301,160	188,649
Intercompany payables(4)	—	—	649,768	94,208	880,706	127,690	(1,530,474)	(221,898)	—	—
Total current liabilities	169,971	24,644	2,706,674	392,430	1,385,594	200,891	(1,530,474)	(221,898)	2,731,765	396,067

	As of December 31, 2022
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Deferred tax liabilities	—	—	23,358	3,387	98,253	14,245	—	—	121,611	17,632
Operating lease liabilities—non current	—	—	34,036	4,935	1,895	275	—	—	35,931	5,210
Total non-current liabilities	—	—	57,394	8,322	100,148	14,520	—	—	157,542	22,842
Total liabilities	169,971	24,644	2,764,068	400,752	1,485,742	215,411	(1,530,474)	(221,898)	2,889,307	418,909
Total mezzanie equity	—	—	—	—	149,771	21,715	—	—	149,771	21,715
Total equity	33,657,233	4,879,840	2,537,740	367,939	15,221,010	2,206,837	(17,758,750)	(2,574,776)	33,657,233	4,879,840
Total liabilities, mezzanie equity and equity	33,827,204	4,904,484	5,301,808	768,691	16,856,523	2,443,963	(19,289,224)	(2,796,674)	36,696,311	5,320,464

The following tables presents the condensed consolidated schedule of cash flow data for the periods indicated.

	For the Years Ended December 31,
	2020					2021
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Net cash (used in) provided by operating activities	(12,505)	551,586	(195,362)	231,023	574,742	(187,969)	(286,501)	263,051	—	(211,419)
Net cash used in investing activities	(2,593,765)	(72,390)	(429,184)	404,444	(2,690,895)	(14,562,068)	(815,721)	(2,864,575)	3,843,391	(14,398,973)
Net cash provided by (used in) financing activities	9,213,148	(977,481)	724,248	(635,467)	8,324,448	8,859,414	1,804,168	2,081,323	(3,843,391)	8,901,514

	For the Year Ended December 31, 2022
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	310,343	44,996	(1,262,444)	(183,037)	936,581	135,793	—	—	(15,520)	(2,248)
Net cash provided by (used in) investing activities	295,993	42,915	(1,146,063)	(166,163)	(947,424)	(137,362)	3,928,715	569,610	2,131,221	309,000
Net cash (used in) provided by financing activities	(1,392,367)	(201,874)	1,869,028	270,984	2,121,879	307,643	(3,928,715)	(569,610)	(1,330,175)	(192,857)

(1)

Represents intercompany provision of services, primarily technical services and promotion services provided by our subsidiaries to the consolidated affiliates. The related revenue and costs/expenses were eliminated upon consolidation.

(2)

Represents intercompany entrusted loans from our PRC subsidiaries to the consolidated affiliates to fund their operations. As the entrusted loans are of a long-term investment nature, they are included in equity of the consolidated affiliates. The loan balances were eliminated against the consolidated affiliates’ equity upon consolidation.

(3)

Represents the Parent’s investments in subsidiaries and the consolidated affiliates, including share of gain or loss from such investments under the equity method of accounting, and the amounts due from subsidiaries and consolidated affiliates, which were eliminated upon consolidation. To align with the line item in the condensed balance sheets of the Parent, amounts due form subsidiaries and consolidated affiliates are not included in intercompany receivables.

(4)	Represents the intercompany balances among the Parent, our subsidiaries, and the consolidated affiliates, which were eliminated upon consolidation.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

•

If we are unable to attract or maintain a critical mass of shippers and truckers in a cost-effective manner, whether as a result of competition or other factors, transaction activities on the FTA platform and the Group’s financial results would be adversely impacted;

•	The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security;

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

•

The profitability of the Group’s freight brokerage service has been and is expected to continue to be reliant upon, among others, grants provided by local government authorities. If the Group cannot continue to receive such grants, its freight brokerage service and its contribution to the Group’s financial performance may be materially and adversely affected;

•	If we fail to effectively match truckers with shipments and optimize our pricing models, the Group’s business, financial condition and results of operations could be adversely affected;

•	We cannot guarantee that our monetization strategies or the Group’s business initiatives will be successfully implemented or generate sustainable profit;

•	The Group has incurred, and in the future may continue to incur, net losses; and

•	The Group may be required to write down goodwill and other identifiable intangible assets.

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

•

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future;

•

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment; and

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on the United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

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

The Group started its business in 2011 by providing freight listing service through QQ and WeChat groups. The FTA platform is a leading digital freight platform in China, and the Group facilitated GTV of RMB261.1 billion (US$37.9 billion) in 2022. The Group has limited experience in certain key aspects of its business operations, such as freight matching and pricing, offering value-added services, as well as developing and maintaining long-term relationships with a wide range of ecosystem participants. It is difficult to accurately predict the Group’s future revenues and budget for its costs and expenses, and the evaluation of the Group’s business and prediction about its future performance may not be as accurate as they would be if the Group had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our ADSs could decline.

As the Group’s business develops or in response to competition, the Group may continue to introduce new services, make adjustments to its existing services, its business model or its operations in general. For example, the Group began to monetize its online transaction service by collecting commissions from truckers for matching selected types of shipping orders originating from certain cities in China in the second half of 2020. We cannot assure you that this new business model will be successful or generate results that meet our expectations. Any significant change to the Group’s business model or failure to achieve the intended business results may have a material and adverse impact on the Group’s business and results of operations. We also face challenges to successfully develop new platform features and expand the Group’s service offerings to enhance the experience of shippers and truckers. Therefore, it may be difficult to effectively assess the Group’s future prospects. Furthermore, the road transportation and internet service industries in China are undergoing constant change. The laws and regulations governing the road transportation and internet service industries in China are also subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, the Group’s existing solutions and services may not continue to deliver the expected business results.

You should consider the Group’s business and prospects in light of the risks and challenges it encounters or may encounter given the limited operating history of some of the Group’s business lines, as well as its evolving business model and changes in the market in which the Group operates. These risks and challenges include the Group’s ability to, among other things:

•	continue to maintain, protect and strengthen the Group’s brands and reputation;

•	attract or maintain a critical mass of shippers and truckers;

•	continue to provide superior experience to shippers and truckers;

•	keep up with the technological developments and implementation of advanced technologies;

•	effectively match truckers with shipments and optimize the related pricing models;

•	capture monetization opportunities on the FTA platform;

•	maintain and expand cooperative relationships or strategic partnerships with other ecosystem participants;

•	improve the Group’s operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing and research and development personnel to support the Group’s business growth;

•	navigate economic conditions and fluctuations;

•	implement the Group’s business strategies, including the offering of new services; and

•	comply with complex and evolving laws, regulations, policies and guidelines and resolve legal actions and regulatory actions.

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

To manage the Group’s growth and expansion, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, including improving the Group’s technology infrastructure as well as internal management systems. Expanding into new businesses and developing and adopting new technologies will require the Group to incur additional costs, such as compensation, benefit costs and office rental expenses. We may also need to further expand, train, manage and motivate the Group’s workforce and manage its relationships with ecosystem participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. The Group’s further expansion may divert its management, operational or technological resources from the Group’s existing business operations. In addition, the Group’s expansion may require it to adjust its existing offerings or enter into new market segments, and we may have difficulty in satisfying market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain the Group’s growth rate or implement its future business strategies effectively, and failure to do so may materially and adversely affect its business, financial condition, results of operations and future prospects.

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

If we are unable to attract or maintain a critical mass of shippers and truckers in a cost-effective manner, whether as a result of competition or other factors, transaction activities on the FTA platform and the Group’s financial results would be adversely impacted.

The Group’s success significantly depends on its ability to maintain and increase the scale of its network by attracting additional shippers and truckers to the FTA platform in a cost-effective manner. If shippers choose not to use the FTA platform, the Group may lack sufficient opportunities for truckers to find shipments, which may reduce the perceived utility of the FTA platform. Similarly, if truckers choose not to offer their services through the FTA platform, the Group may lack a sufficient supply of truckers to attract shippers to the FTA platform. An insufficient supply of shippers or truckers would adversely affect the Group’s revenue and financial results. Although we may benefit from having a larger network of shippers and truckers than our competitors, the network effects of the FTA platform may not result in sufficient competitive advantages or may be overcome by our competitors. Maintaining a balance between shipper demand and trucker supply for any given route at any given time and the Group’s ability to execute operationally may be more important to service quality than the absolute size of the network. If the Group’s service quality diminishes or our competitors’ services achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish the Group’s network effects. Additionally, if we fail to cater to the needs and preferences of shippers and truckers, control the Group’s costs in doing so or fail to deliver superior user experience, we may not be able to attract additional shippers and truckers in a cost-effective manner, and the Group’s business, financial condition and results of operations may be materially and adversely affected.

Transaction activities on the FTA platform may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of the FTA platform, the price of shipping orders, dissatisfaction with the quality of service provided by the truckers on the FTA platform, quality of platform user support, negative publicity related to the Group’s brands, including as a result of safety incidents, dissatisfaction with the Group’s services and offerings in general or regulatory restrictions on its services. If the Group fails to provide high-quality support, or introduce new or upgraded service offerings, or features that truckers, shippers, as well as ecosystem participants recognize as valuable or if the Group cannot otherwise attract and retain a large number of shippers and truckers, the Group’s fulfilled orders and revenue would decline, and its business would suffer. In addition, new features and functions on the FTA platform that may be received positively by one category of users may be viewed as negative to another category of users. For example, some truckers may be dissatisfied with the “tap and go” feature, which allows a shipper to post shipping order with a fixed price and is intended to replace price negotiation and streamline the transaction process between shippers and truckers, because such feature may result in lower prices for certain transactions. Furthermore, although we aim to increase truckers’ truck utilization, earnings potential, as well as profitability through smarter and more efficient freight matching, some truckers may view the increased efficiency in overall freight price discovery and negotiation on the FTA platform as a negative to their gross earnings. Dissatisfied truckers may lodge complaints with regulators, which, regardless of their veracity, may result in possibly heightened attention from regulators, the public and the media. In addition, we may introduce additional new features and functions, including pricing mechanisms to automate and minimize negotiations and improve the overall transaction efficiency on the FTA platform. We are committed to protecting interests of all of the FTA platform users and adjusting features and functions on the FTA platform based on user feedback. However, we cannot assure you that we will not experience user dissatisfaction or receive negative reactions from platform users. Any complaints and negative comments resulting from user dissatisfaction may cause government inquiries or substantial harm to the Group’s brand, reputation and operations.

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

The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security.

Regulatory authorities in China have enhanced regulatory requirements to cybersecurity, data security and personal information protection, and the PRC government may adopt other rules and restrictions in the future. As we generate and process a large amount of data through the FTA platform, we face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any privacy or data security breach or failure to comply with these laws and regulations could have a material adverse impact on the Group’s reputation, brand, business and results of operations.

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

The CRO announced the initiation of a cybersecurity review of the Yunmanman and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. The Group fully cooperated with the CRO to facilitate its review process. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022.

On July 10, 2021, the CAC and other related authorities released the draft amendment to the Rules on Cybersecurity Review for public comments through July 25, 2021. On December 28, 2021, the CAC and certain other government authorities promulgated the Revised Cybersecurity Review Measures that replaced the last version and took effect from February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, online platform operator holding over one million users’ information must apply for a cybersecurity review before listing abroad, and operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security must apply for a cybersecurity review. Furthermore, the competent government authorities may also initiate a cybersecurity review against the relevant operators where the authorities believe that the network product or service or data processing activities affect or may affect national security.

On November 14, 2021, the CAC published the Draft Regulations on Network Data Security Management, which provides that data processors conducting the following activities shall apply for cybersecurity reviews: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) listing abroad of data processors that process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC has solicited comments on this draft until December 13, 2021, but there is no definite timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such measures. We cannot predict the impact of the Draft Regulations on Network Data Security Management, if any, at this stage, and we will closely monitor and assess future development in the rule-making process. If the enacted versions of the Draft Regulations on Network Data Security Management mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, including us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field, such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Relevant administration departments of each critical industry and sector are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the security of CII by performing certain prescribed obligations. As of the date of this annual report, no detailed implementation rules have been formally issued by the relevant governmental authorities. However, as this regulation was newly issued, the relevant governmental authorities may formulate further detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this annual report, we have not been informed by any governmental authority that we are a critical information infrastructure operator.

On August 23, 2022, the PRC Ministry of Transport published the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure (Draft for comments), or the Draft Measures, which stipulates that the Ministry of Transport shall formulate and improve the rules for identification of highway and waterway critical information infrastructure, considering following factors: (i) the degree of importance of network facilities and information systems for key core business of highway and waterway; (ii) the possible degree of harm in the event of destruction or disfunction of network facilities and information systems, or data leakage; and (iii) the relevant impact to other industries and fields. As of the date of this annual report, the Draft Measures were released for public comment only and it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. As of the date of this annual report, we have not been informed by relavant governmental authority that we are a highway and waterway critical information infrastructure operator.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. The Security Assessment Measures requires the data processor providing data overseas and falling under certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. For details, see “Item 4. Information on the Company. — B. Business Overview — Regulatory Matters — Regulations Related to Internet Security and Privacy Protection.” As of the date of this annual report, we believe the Group is not involved in outbound data transfers in its daily operations, and therefore, we do not currently expect the Security Assessment Measures to have a material impact on the Group’s daily operations. However, if we engage in any capital markets transaction in overseas markets in the future, we may need to transfer certain data outside of the PRC, and such outbound data transfer may be subject to the restrictions under the Security Assessment Measures. Moreover, given the Security Assessment Measures were recently promulgated, there are substantial uncertainties as to the interpretation of such measures, and the PRC government authorities have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

Non-compliance with cybersecurity and personal information protection laws and regulations could result in administrative penalties, such as warnings, fines, service suspension, removal of the Group’s apps from the relevant app stores, revocation of relevant business permits and/or licenses, or penalties of other nature that may cause a material adverse impact on the Group’s business, results of operations and financial condition.

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

Enhancing the recognition and reputation of the Group’s brands is critical to its business and competitiveness. Factors that are vital to this objective include but are not limited to the Group’s ability to:

•	maintain the quality and reliability of services offered on the FTA platform;

•	maintain and develop relationships with shippers, truckers and other ecosystem participants;

•	provide prospective and existing shippers and truckers with superior experiences;

•	effectively manage and resolve user complaints; and

•	effectively protect personal information and privacy of, and any sensitive data received from, shippers and truckers.

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

The Group has incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and truckers. For example, we plan to establish and expand dedicated teams to design and develop user experiences and operations for intra-city and LTL services to better serve the unique user needs of these industry verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup the Group’s investment in developing, acquiring and bringing them to market.

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

Due to the large number of transactions on the FTA platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activities involving the FTA platform, or prevent all such activities from occurring. For example, if truckers engage in criminal activities, fraud or misconduct, such as speeding, drowsy driving and other traffic violations, operating beyond licensed scope, or use the FTA platform as a conduit for criminal or fraudulent activities, shippers may not consider the Group’s service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of the Group’s business relationships with such truckers, which would adversely impact the Group’s brands, reputation, and business. On the other hand, if shippers engage in criminal or fraudulent activities, such as issuing invoice with false amount, or other misconducts while using the FTA platform, truckers may be unwilling to continue using the FTA platform. We cannot assure you the Group’s safety measures against potential criminal activities and safety incidents will be effective. If any of these happens, the Group’s ability to attract platform users may be harmed, and its business and financial results could be adversely affected. In such event, claims may also be brought against us for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through the FTA platform, relevant governmental authorities may also intervene and hold the Group liable for non-compliance with applicable laws and regulations and subject the Group to penalties. Defending or attending to such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect the Group’s business.

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

The profitability of the Group’s freight brokerage service has been and is expected to continue to be reliant upon, among others, grants provided by local government authorities. If the Group cannot continue to receive such grants, its freight brokerage service and its contribution to the Group’s financial performance may be materially and adversely affected.

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

The gross amount of VAT related to freight brokerage services that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in 2020, 2021 and 2022 and we expect such situation to continue. Nevertheless, the Group was able to generate gross profit from the freight brokerage service in 2020, 2021 and 2022 because the consolidated affiliates received grants from local government authorities. For details regarding government grants, see “Item 5. Operating and Financial Review and Prospects – Components of Results of Operations – Cost of Revenues”. The Group’s VAT obligations net of the government grants were recorded in its cost of revenues for freight brokerage service.

We take into consideration the VAT obligation the consolidated affiliates assume under their contracts with shippers and truckers, the estimated amount of grants that they expect to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform service fee. As such, the profitability of the freight brokerage service significantly depends upon the amount of grants provided by local government authorities, which are not guaranteed, as well as our pricing strategy and other factors.

Whether the consolidated affiliates can obtain such government grants in a particular province in the PRC is subject to the policy of the local government authority and the negotiation between such local government authority and the relevant consolidated affiliates. While the consolidated affiliates are currently entitled to government grants based on cooperation agreements with the local government authorities, we cannot assure you that the consolidated affiliates will be able to continue to receive such government grants on similar terms, or at all. For the years ended December 31, 2020, 2021 and 2022, the gross amounts of VAT costs amounted to RMB1,832.6 million, RMB3,510.7 million and RMB4,518.9 (US$655.2 million), respectively, and the government grants amounted to RMB938.7 million, RMB1,559.8 million and RMB1,979.6 (US$287.0 million), respectively. During the years ended December 31, 2020, 2021 and 2022, we did not experience any material reduction or cancelation of, or delay in receiving, government grants that we are entitled to. In the event that the government grants are reduced or canceled, we may have to adjust the rate of the FTA platform service fee, which could make the freight brokerage service less attractive to shippers and truckers and the Group’s business could be materially and adversely affected. We cannot assure you that we will always be able to pass on any increased VAT costs due to reduction or elimination of related government grants through adjustment of the rate of platform service fee either, in which case, the Group may incur gross loss for the freight brokerage service and its results of operations and financial condition could be materially and adversely affected. In addition, any significant delay in the payment of government grants may also have a material and adverse impact on the Group’s results of operations and financial condition.

If we fail to effectively match truckers with shipments and optimize our pricing models, the Group’s business, financial condition and results of operations could be adversely affected.

We offer shippers and truckers a digital freight platform that matches them efficiently. The Group’s ability to attract shippers and truckers to use, and build trust in, the FTA platform is significantly dependent on its ability to match suitable shipping orders to reliable truckers. In order to recommend or present suitable shipping orders to truckers, our matching algorithms compare the labels of cargos with those of the trucker and predict the probability for the trucker to accept each shipping order. If the quantity or quality of data available to us for analysis is unsatisfactory, or if our matching algorithms have deficiencies, our matching may not be effective, resulting in fewer transactions on the FTA platform, which in turn would materially and adversely affect the Group’s business, financial condition, results of operations and prospects.

In addition, we apply freight pricing models in our “tap and go” feature for shippers and, in certain circumstances, commission-charging for online transaction service. Our system generates a recommended price based on the prices of historical comparable shipping orders for shippers to determine the actual price for their shipping orders. In addition, in certain circumstances, such as when the order prices are not available to us, the Group’s commissions for online transaction service are based on fair market prices estimated by our freight pricing models. The pricing methodology depends on the availability of comparable historical transaction data. If our freight pricing models are flawed or ineffective or the data we accumulate are incorrect or outdated, our price recommendation or estimate could be adversely affected. Shippers may not use our “tap and go” feature if our price recommendation fails to serve as a meaningful reference. With respect to the Group’s commissions for online transaction service, underestimation of the fair market price would reduce the amount of commissions paid by truckers to us, and overestimation of such price would result in trucker dissatisfaction. As a result of such flawed pricing, the Group’s business, brands, reputation, results of operations and financial condition may be materially and adversely affected.

We cannot guarantee that our monetization strategies or the Group’s business initiatives will be successfully implemented or generate sustainable profit.

We are at an early stage of monetizing the FTA platform services and our monetization model is evolving. We cannot assure you that we can successfully implement the Group’s existing business model to generate sustainable profit. If the Group’s existing business model fails to maintain market acceptance or we fail to develop or implement new monetization strategies, we may not be able to maintain or increase the Group’s revenue or effectively manage any associated costs. In addition, we are exploring and will continue to explore new business initiatives that we believe are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and lowering its margins and profit, and this effect may be significant in the short term and potentially over longer periods.

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to establish and expand dedicated teams to design and develop user experiences and operations for intra-city and LTL services to better serve the unique user needs of these industry verticals. The Group’s services in these segments may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and truckers or other ecosystem participants, as the case may be, we may fail to diversify the Group’s revenue streams or generate sufficient revenues to justify its investments and costs, and the Group’s business and operating results may suffer as a result.

The Group has incurred, and in the future may continue to incur, net losses.

The Group has incurred significant losses in the past. It incurred net losses of RMB3,470.5 million and RMB3,654.5 million in 2020 and 2021, respectively. We will need to generate and sustain increased revenue levels and effectively manage expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. In 2022, the Group recorded net income of RMB411.9 million (US$59.7 million). However, there is no guarantee that the Group will continue to record or increase net income in the future.

We focus on long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and truckers, enhance their user experience, and expand the capabilities and scope of the FTA platform. We believe these efforts are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and/or increasing its net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove more expensive than we anticipate, and we may not succeed in increasing the Group’s revenue sufficiently to offset these expenses. For example, we may aggressively expand the Group’s market share in the intra-city and LTL verticals, and we may incur substantial costs in connection with such efforts. In addition, as part of the Group’s future growth strategy, we may decide to lower the Group’s service fees for freight brokerage service to serve more shippers and drive their engagement, which would result in lower revenue from freight brokerage service in the near term. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. The Group’s strategic investments and acquisitions may also adversely affect its results of operations. For example, our investment in PlusAI Corp, or Plus, may have the effect of increasing the Group’s net losses in the future. Plus is a developer of automated driving systems for trucks, and it has incurred significant losses and may not become profitable in the near future or at all. As such, we may not be able to achieve, maintain or increase profitability in the future.

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

In an effort to halt the COVID-19 outbreaks, the PRC government placed significant restrictions on travel within China and closed certain businesses during certain periods from January 2020 to December 2022. While the Group has resumed normal business operations, it experienced certain disruptions in its operations as a result of the government imposed suspensions and waves of COVID-19 infections due to the COVID-19 outbreaks in China. A substantial number of the Group’s offices were closed for certain periods in February and March of 2020. The Group’s offices in Nanjing also implemented work-from-home arrangements for certain periods in July and August 2021. There have been additional COVID-19 outbreaks in China since July 2021. The COVID-19 outbreaks, together with other factors, contributed to sequential decreases in the number of fulfilled orders in the third and fourth quarters of 2021 from the respective previous quarters, and a sequential decrease in GTV in the third quarter of 2021 from the second quarter of 2021. In addition, due to lock downs during the COVID-19 pandemic, the Group experienced year-on-year declines in both GTV and fulfilled orders in 2022.

Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. Nonetheless, any future COVID-19 outbreaks in China may adversely affect the Group’s business, results of operations, financial position and cash flows.

Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect the Group’s business, prospects, financial condition and results of operation.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide may affect the road transportation industry. The global macroeconomic environment is facing challenges, such as the conflicts in Ukraine and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, such as the continuously rising U.S. interest rate. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. These adverse economic effects could negatively affect the road transportation industry, resulting in reduced cargo volumes and truck capacity on the FTA platform and as well as financial difficulty among shippers and truckers, which would negatively impact their ability to repay loans facilitated by us or otherwise materially and adversely affect the Group’s business, results of operations and financial condition. Furthermore, continued turbulence in the international markets may adversely affect our ability or plan to access the capital markets.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. In October 2022, the U.S. government implemented comprehensive export controls to restrict the export of advanced semiconductors and the equipment required to manufacture them to China. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group was unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

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

We apply technologies to serve the Group’s ecosystem participants more efficiently and bring them better user experience. The Group’s success will in part depend on its ability to keep up with the changes in technologies and the continued successful implementation of advanced technology, including AI, data analytics and autonomous driving. If we fail to adapt the FTA platform and services to changes in technological developments in an effective and timely manner, the Group’s business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of the Group’s services, which may be disruptive to its business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Hurdles in implementing technological advances may result in the Group’s services becoming less attractive to ecosystem participants, which, in turn, may materially and adversely affect its business, results of operations and prospects.

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

As of the date of this annual report, the Group had not been involved in any non-compliance incident which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse impact on the Group’s business, financial condition or results of operations. However, if the PRC government continues to tighten its regulatory framework for the road transportation and internet service industries in the future, and subject industry participants such as the Group to new or specific requirements, such as licensing or additional user protection requirments, or require us to adjust the Group’s existing business practices, the Group’s business, financial condition and prospects would be materially and adversely affected. For instance, since 2021, the PRC Ministry of Transport has issued several guidances which repeatedly mentioned the concept of ensuring truck drivers’ reasonable income and restriction of commission fees and membership fees. However, there are substantial uncertainties regarding the interpretation and application of these guidances and there is no further detailed rules or requirements that have been issued by such authority currently. The PRC Ministry of Transport or other regulatory authorities may from time to time issue new guidances or take further actions in the future to strengthen this aspect. We, together with several other industry players, were requested to attend certain regulatory guidance meetings in the past. During these meetings, the relevant regulators emphasized the industry players’ responsibilities to manage safety risks, set appropriate shipping prices and charges, avoid unfair competition, maintain adequate internal processes and protect user (particularly trucker) rights, among other requirements. In connection with these meetings, we were also from time to time requested to furnish materials regarding our business practices with respect to the relevant topics. Going forward, we may continue to be required to attend similar meetings or become subject to regulatory inquiries or investigations with PRC regulators. There is no guarantee that such regulatory communications would not result in substantial penalties or orders that require us to adjust the Group’s existing business practices in ways that may materially and adversely affect its growth and results of operations. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practices are deemed to violate any existing or future rules, laws and regulations, the Group may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well. We may also suffer reputational damages, if the Group or its business partners are deemed to violate any existing or future rules, laws and regulations.

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

In addition, the insurance brokerage business of Shan’en Insurance has been and will continue to be subject to regular and ad hoc regulatory inspections and actions by China Banking and Insurance Regulatory Commission, or the CBIRC, and other authorities regarding its compliance with applicable rules and regulations. We were subject to an inspection from July to September 2021 by a local counterpart of CBIRC, who, upon completion of the inspection, required us to rectify our archive management and disclosure policy. As of the date of this annual report, we have taken the rectification actions as well as measures to enhance internal control, and paid an immaterial amount of fine. There can be no assurance that the regulatory authorities will not identify non-compliance incidents regarding Shan’en Insurance’s operations in the future. Regulatory actions against Shan’en Insurance may materially and adversely affect the Group’s business, financial condition and results of operations.

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

We are subject to various data privacy and protection laws and regulations in China, including without limitation, the PRC Cybersecurity Law. Under the Cyber Security Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters—Regulations Related to Internet Security and Privacy Protection” for details. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. Moreover, different regulatory bodies in China, including the MIIT, the CAC, the Ministry of Public Security and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase the Group’s operating cost, as we need to spend time and resources to deal with various inspections for compliance.

While we have adopted a rigorous and comprehensive policy for the collection, processing, storage and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or business partners on the FTA platform. In the past, we received notices from regulatory authorities that identified certain compliance defects in our data privacy and protections practices, requiring us to rectify our data privacy measures. We have adopted several remedial measures in response to such notices and submitted our rectification reports to the relevant governmental authorities. Despite the absence of any material cybersecurity breach and our continuous efforts to comply with our internal policies as well as applicable laws and regulations, any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of the Group’s business partners to do so, or any failure or perceived failure of the Group’s employees to comply with internal control measures, may result in warning, negative publicity and legal proceedings or regulatory actions against the Group, and could result in fines, revocation of permits, licenses, suspension of business operations or other penalties or liabilities, which may in turn damage the Group’s reputation, discourage current and potential shippers and truckers from using the Group’s services, and subject the Group to fines and damages, which could have a material adverse effect on the Group’s business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to data security and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, on June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy protection obligations on entities and individuals which carry out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it might cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law provides the basic regulatory regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. The Group provides services to individual shippers and truckers who may upload personal information to FTA platform when using the Group’s services, which may be deemed to be sensitive personal information under the Personal Information Protection Law. Any failure to comply with the Personal Information Protection Law may subject the Group to liabilities or administrative penalties, including but not limited to suspension or termination of the Group’s services. For further details, see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations Related to Internet Security and Privacy Protection.” Furthermore, on December 8, 2022, the MIIT published the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective from January 1, 2023 and stipulates that telecom data processors (including telecom business operators with telecom business operation licenses) shall sort out data regularly, identify important and core data in accordance with relevant standards and develop their own specific catalogues to ensure data security in data collection, storage, use, processing, transmission, provision and disclosure. These newly promulgated laws and regulations reflect PRC government’s further attempts to strengthen the legal protection for personal information, as well as the security of national network and key information infrastructure.

The functional designs and interactive logic of the Group’s mobile apps may need to be adjusted from time to time in order to comply with evolving laws, regulations, norms and other applicable regulatory requirements, which could increase the Group’s compliance costs and may adversely affect its mobile apps’ user experience. We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect the Group. In addition, the Group may become subject to additional or new laws and regulations in this regard, which may result in additional expenses to the Group and subject the Group to potential liability and risk of negative publicity. We expect that data security and protection will continue to receive significant public attention and scrutiny from regulators going forward, which could increase the Group’s compliance costs and subject the Group to heightened risks and challenges associated with data security and protection. If the Group were unable to manage these risks, it could become subject to penalties, fines, suspension of business and revocation of required permits or licenses, and the Group’s reputation and results of operations could be materially and adversely affected.

Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect the Group’s business, financial condition, or operating results.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission of the PRC, or the NDRC, and State Administration of Industry and Commerce of the PRC, or the SAIC. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches to enforce anti-monopoly laws within their respective jurisdictions. The SAMR has imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries.

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

Prior to the effectiveness of the Platform Economy Anti-monopoly Guidelines, the SAMR has already fined certain companies that acquired businesses using variable interest entities without obtaining merger control approval or without prior filing of notification of concentration, indicating its increased scrutiny over historical cases of concentration of undertakings involving companies using variable interest entities and heightened enforcement efforts over past failure to file prior notification of concentration of undertakings for such transactions. Since 2020, the SAMR has fined companies that acquired or merged with or cooperated with onshore or offshore entities, including those operated through variable interest entities, for failure to file prior notification before conducting the mergers or cooperation transactions.

Although we do not believe we were legally required to make a merger control review filing or obtain merger control approval in relation to the historical merger between Yunmanman and Huochebang in 2017, there can be no assurance that regulators will agree with us, particularly, in light of the enforcement actions since 2020. In addition, as there were few cases where companies using variable interest entities were investigated for failure to make filings in connection with concentration of undertakings prior to 2020, we did not file prior notification of concentration of undertakings for our historical business alliance or joint-investment transactions with our business partners. The SAMR issued a penalty decision on one transaction we made in 2020, for which we have paid an immaterial amount of penalty. There can also be no assurance that regulators will not initiate other anti-monopoly enquiry or investigation into, or take enforcement actions against, the historical merger between Yunmanman and Huochebang and/or our historical business alliance or joint-investment transactions or require us to submit filings in relation to such historical transactions. We may be subject to penalty in connection with any such enquiry or investigation, if we are determined by the SAMR to have failed to make the requisite filings, including fines up to RMB500,000 per case, and in extreme cases where any such transaction is determined by the SAMR to have constituted concentration of undertakings under the applicable PRC anti-monopoly law, the Group may be ordered to terminate the contemplated concentration, to dispose of the Group’s equity or asset within a prescribed period, or to transfer the Group’s business within a prescribed time or to take any other necessary measures to return to the pre-concentration status. We may also be subject to claims from our competitors or users, which could adversely affect the Group’s business and operations. Furthermore, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines against the Group.

On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China was adopted and became effective on August 1, 2022, which stipulates that the State Council’s anti-monopoly enforcement agency may order business operators to cease illegal concentration, to dispose of shares, assets or businesses within a defined period of time, or to take other necessary measures to restore to the state before the concentration. The enforcement agency may also impose upon a business operator (i) a fine up to ten percent of the business operator’s sales revenue in the past year, if the concentration of undertakings has or may have an effect of excluding or limiting competition, or (ii) a fine up to RMB5 million if the concentration of undertakings does not have the effect of excluding or limiting competition. Stricter anti-monopoly and anti-unfair competition enforcement by the PRC regulatory authorities, especially enforcement actions focused on platform economy, may, among other things, prohibit the Group from future acquisitions, divestitures or combinations the Group plans to make, impose fines or penalties, require divestiture of certain of the Group’s assets, or impose other restrictions that limit or require the Group to modify its operations, including limitations on the Group’s contractual relationships with shippers and truckers or restrictions on the Group’s pricing or revenue models, which could materially and adversely affect the Group’s business, financial condition, results of operations and future prospects.

Furthermore, as we continue to navigate the evolving legislative environment and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we have attended and may continue to be required to attend administrative guidance meetings or other communications with regulators from time to time. We may continue to receive greater scrutiny and attention from regulators and more frequent and stringent investigations or reviews by regulators, which will increase the Group’s compliance costs. It could also be time-consuming to comply with the relevant regulations described above to complete future transactions and carry out the Group’s business operations. Heightened regulatory inquiries, investigations and other governmental actions and approval requirements from governmental authorities such as the SAMR may be uncertain and could delay or inhibit our ability to complete these transactions and carry out the Group’s business operations, which could affect the Group’s ability to expand its business, maintain its market share or otherwise achieve the goals of our acquisition strategy, divert significant management time and attention and the Group’s financial resources, bring negative publicity, subject the Group to liabilities or administrative penalties, and/or materially and adversely affect the Group’s financial conditions, operations and business prospects.

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

If we fail to obtain or maintain licenses, permits or approvals applicable to the Group’s business, the Group may become subject to significant penalties and other regulatory proceedings or actions.

The road transportation business in China is highly regulated by the PRC government. See also “Item 4. Information on the Company — B. Business Overview — Regulatory Matters—Regulations Related to Road Transportations.” In connection with the online operations of the FTA platform, the Group is also required to obtain value-added telecommunications service licenses, in order to provide relevant value-added telecommunication services. The consolidated affiliates have obtained value-added telecommunications service licenses for the operations of the mobile apps and websites.

To enhance the experience of shippers, truckers and other ecosystem participants, the Group offers various auxiliary functions, content and value-added services through the FTA platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, the Group may be required to obtain additional licenses, permits, filings or approvals for these functions, content and services. For example, it remains unclear whether the in-app message and voice call functions on the Group’s mobile apps would require a separate value-added telecommunications service authorization in relation to “instant interactive services” under the applicable PRC laws and regulations. Although we do not believe that a separate authorization is required because the Group’s mobile apps are not primarily communication software and such in-app message and voice call functions are only auxiliary functions to the Group’s main services. However, we cannot assure you that the relevant PRC government authorities would agree with our interpretation. If the Group were required to obtain additional authorization, it may not be able to do so in a timely manner, or at all.

Moreover, we cannot assure you that the Group will be able to maintain existing licenses and permits, or renew any of them when their current term expires, or update information (such as information related to the Group’s websites, mobile applications, legal representatives, business scopes or professional staff) filed with regulators in time due to procedural or substantive requirements. Under applicable PRC laws, rules and regulations, any failure to obtain, maintain and/or renew the licenses and permits, or any failure to update information filed with regulators in time, in each case required to conduct the Group’s business, may subject the Group to various penalties, including confiscation of revenues, imposition of fines, and restrictions on or termination of the business operation subject to such license or permit requirement. Any such disruption in the business operations of our PRC subsidiaries, the Group VIEs or consolidated affiliates could materially and adversely affect the Group’s business, financial condition and results of operations.

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

The online lending industry in China is subject to evolving regulations. We cannot assure you that our existing or future credit solutions provided as part of our value-added services that cater to various essential needs of shippers and truckers would not be deemed by regulators to be in violation of any laws, regulations and rules in the future. In addition, new laws and regulations relating to the online lending industry may be adopted, and existing laws and regulations may be interpreted in ways that are inconsistent with our existing or future business practices, which, along with any possible changes needed to fully comply with any existing or new regulations, could require us to modify our business or operations. Compliance with such laws or regulations could force us to incur increased operating expenses, or modify our business models, which may have a material and adverse impact on the Group’s business, financial condition and results of operations.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, in 2017. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability in accordance with applicable laws.

We currently facilitate loans funded by third-party financial institutions that we collaborate with, and we guarantee such loans through our PRC subsidiaries. In some limited instances in the past, guarantees were provided by certain of the consolidated affiliates that did not have the required license to operate financial guarantee business. In addition, one of the consolidated affiliates provided guarantees during a period in which its license for financial guarantee business had expired, and it generated an immaterial amount of revenue during such period. We maintained routine reporting to the competent regulatory authority during such period and have subsequently renewed such license. If such past practices were found by the regulatory authorities to be in violation of the applicable regulations, we would be subject to penalties, such as confiscation of illegal gains and fines, which could have an adverse impact on the Group’s business, financial condition and results of operations. Furthermore, there can be no assurance that we will be able to renew our licenses for financial guarantee business when such licenses expire in the future.

In November 2020, the CBIRC and People’s Bank of China, or the PBOC, published the draft Interim Measures for the Administration of Online Small Loan Business, or the Draft Online Small Loan Measures. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. We have utilized our small loan company, which is one of our PRC subsidiaries, to fund a portion of the cash loans to shippers and truckers. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will, among other things, require our small loan company to obtain the CBIRC’s approval to be able to continue to operate our cash loan business across different provinces after the three-year transition period. We cannot assure you that we will be able to obtain the CBIRC’s approval in a timely manner, or at all. As of December 31, 2022, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB2,648.4 million (US$384.0 million). Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022.

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.7% as published on March 21, 2023, such cap would be 14.8%. According to a guidance letter issued by the SPC on December 29, 2020, clarifying the applicability of its revised judicial interpretation, the cap for private lending rate does not apply to small loan companies, financial guarantee companies, financial leasing companies, commercial factoring companies and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing small loan companies. For example, recent SPC guidance and judgment indicate that the portion of annualized interest rate, or APR, charged by financial institutions in excess of 24% per annum will not be supported in litigations. The APRs on our cash loans vary depending on borrowers’ credit profiles and may exceed 24% in some cases. The excess portion may not be enforceable should any dispute arise between us and the relevant borrowers. If the regulatory requirements for our licensed small loan company or financial guarantee companies are strengthened by any newly adopted, or by the application of any existing, laws, regulations or rulings, our licensed small loan company or financial guarantee companies may need to change their business models, which may have a material and adverse effect on the Group’s business, financial condition, results of operation and prospects.

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

The Group’s third-party online payment service providers and its relationship with them are subject to a number of risks that could materially and adversely affect their ability to provide payment processing and escrow services to the Group, including:

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

•

increasing costs to third-party online payment service providers, including fees charged by commercial banks processing transactions through online payment channels, which could in turn be passed on to the Group and increase its costs of revenues; and

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

In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the business arrangements between such entities and the Group. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. As the laws and regulations in this area are still evolving and subject to interpretation, we cannot assure you that the PBOC or other governmental authorities will not scrutinize the Group’s business arrangements with commercial banks and third-party online payment service providers. For instance, the Group’s past settlement practices may give rise to the risk of the Group being deemed as inadvertently engaging in payment activity without the required license. The Group has adjusted its business arrangements in accordance with applicable laws and regulations. However, if its business arrangements were found by the regulatory authorities to be noncompliant, or if required by the PBOC or any new laws, rules or regulations, the Group’s payment service providers may decide to, among other things, suspend their services or be forced to adjust their business arrangements with the Group. As a result, the Group may incur additional expenses to find alternative payment service providers or adjust its business practices or invest considerable resources in complying with the requirements. Furthermore, if the PBOC or other governmental authorities deem the Group’s business arrangements with payment service providers to be noncompliant, the Group may be subject to regulatory action, investigations, fines and penalties, which could materially and adversely affect its business, results of operations and reputation.

If we fail to effectively manage the credit risks related to our credit solutions provided to truckers and shippers on the FTA platform, our business may be adversely affected.

We provide various credit solutions to shippers and truckers to meet their financial needs. We have primarily used our own capital to fund cash credit solutions for shippers and truckers. We also facilitate loans funded by third-party financial institutions, and we guarantee such loans. Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022. We believe our credit solutions create value for our ecosystem participants and enhance user engagement and transaction activities on the FTA platform. As of December 31, 2022, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB2,648.4 million (US$384.0 million), and the total non-performing loan ratio for these loans was 2.0%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

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

In addition, our failure to collect payments on the loans funded or guaranteed by us may have a material adverse effect on the Group’s business operations and financial positions. Moreover, the current regulatory regime for debt collection in the PRC remains unclear. We aim to ensure collection efforts carried out by us and our third-party service providers comply with relevant laws and regulations in the PRC, and we have employed contractual measures to further ensure third-party service providers’ compliance with relevant laws and regulations. However, we only exercise limited control over third-party service providers, and if our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal means, we may be subject to risks relating to third-party debt collection services providers, including lawsuits initiated by the borrowers or restrictions, fines or penalties imposed by the relevant regulatory authorities.

Employee misconduct may expose us to vicarious liabilities, reputational harm and/or economic damages.

Many of the Group’s employees play critical roles in ensuring the safety and reliability of the Group’s services or its compliance with relevant laws and regulations. Certain of the Group’s employees have access to sensitive information, proprietary technologies and know-how. While we have adopted codes of conduct for all of the Group’s employees and implemented policies and procedures relating to data privacy, intellectual property, anti-corruption, proprietary information and trade secrets, we cannot assure you that the Group’s employees will abide by these codes, policies and procedures or that the precautions we take to detect and prevent employee misconduct will be effective. For example, prior to the merger of Yunmanman and Huochebang, a then employee of Huochebang was found guilty by a court for stealing user data from Huochebang’s database. There were other instances of employee misconduct in the past, but there were no legal liabilities for the Group or the Group’s employees. Although such incidents did not have a material impact on the Group’s business, we cannot assure you that employee misconduct will not materially and adversely affect its business, results of operations and financial condition in the future. If any of the Group’s employees engage in any misconduct or illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive user information or proprietary information, the Group and such employees could be subject to legal claims and liabilities and the Group’s reputation and business could be materially and adversely affected as a result. In addition, while the Group has screening procedures during the recruitment process, we cannot assure you that the Group will be able to uncover misconduct of job applicants that occurred before offering them employment, or that the Group will not be affected by legal proceedings against its existing or former employees as a result of their actual or alleged misconduct.

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

Any interruptions or delays in the Group’s service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm the Group’s relationships with shippers, truckers and other ecosystem participants and its reputation. We may not have sufficient capacity to recover all data and services lost in a timely manner in the event of an outage. These factors could prevent the Group from matching shippers with truckers or engaging in other business operations, damage the Group’s brands and reputation, divert the Group’s employees’ attention, reduce its revenue, subject it to liability and cause shippers, truckers and other ecosystem participants to abandon the Group’s solutions and services, any of which could adversely affect the Group’s business, financial condition and results of operations.

As information technology is a critical aspect in the efficient operation of the Group’s business, failure to maintain or improve its information technology infrastructure could harm the Group’s business and prospects.

The efficient and reliable operation of the Group’s business depends on its information technology systems. We are continuously upgrading the FTA platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading the Group’s information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve the Group’s information technology infrastructure could result in unanticipated system disruptions, slower response time, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when cargo volume is higher on the FTA platform. In addition, much of the software and interfaces the Group uses are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of the Group’s software, interfaces or platform, such as undetected errors or defects, or are unable to maintain and continuously improve the Group’s information technology infrastructure to handle its business needs, the Group’s business, financial condition, results of operations and prospects, as well as its reputation and brand, could be materially and adversely affected.

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

The Group grants credit terms to certain of its ecosystem participants for services rendered to them. For example, the Group promote ETC cards for highway authorities through its mobile apps and offline marketing and grant credit terms for service fees charged to highway authorities. The Group may not be able to collect its accounts receivable if the operation and liquidity condition of these ecosystem participants change, or if they dispute the services the Group provided. As of December 31, 2022, the balance of the Group’s accounts receivable (net of allowance for doubtful accounts) was RMB13.0 million (US$1.9 million). If the Group fails to collect all or part of such accounts receivable in a timely manner, or at all, its financial condition may be adversely affected.

Any failure by the Group or its business partners to comply with applicable anti-money laundering laws and regulations could damage the Group’s reputation.

The Group and its business partners and third-party payment service providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of the Group’s third-party service providers fail to comply with applicable anti-money laundering laws and regulations, the Group’s reputation could suffer and it could become subject to regulatory intervention, which could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, any negative perception of the industries relevant to the Group’s business, such as any failure of online transaction platform to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise the Group’s image or undermine the trust and credibility it has established.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans to provide additional incentives to directors, officers, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have granted options and ordinary shares to certain directors, officers and employees pursuant to our share incentive plans, and option to purchase 253,219,963 Class A ordinary shares was outstanding as of March 31, 2023. The Group recorded RMB3,486.3 million, RMB3,837.9 million and RMB919.3 million (US$133.3 million) in 2020, 2021 and 2022, respectively, in share-based compensation expenses in relation to share-based award grants, including grants to the management members of certain of the Group’s equity investees. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, the Group’s expenses associated with share-based compensation may increase, which may have an adverse effect on the Group’s financial condition and results of operations.

The Group’s financial results may vary significantly from period to period due to the seasonality of its business and fluctuations in its operating costs.

The Group’s quarterly results of operations, including the levels of its revenue, operating cost and expenses, net (loss)/income and other key metrics such as GTV and fulfilled orders, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

•	the Group’s ability to attract or maintain a critical mass of shippers and truckers;

•	the levels of user engagement and transaction activities;

•	the mix of solutions and services the Group offers;

•	the amount and timing of incurrence of the Group’s operating cost and expenses and the maintenance and expansion of its business, operations and infrastructure;

•	the Group’s focus on the long-term success and future growth, instead of near-term profit;

•	the Group’s ability to execute its monetization strategies;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations, as well as our involvement in legal or regulatory actions.

In addition, because the Group’s revenue generated from freight brokerage and online transaction service is related to the available working days of shippers and truckers, national holidays and the number of business days during a given period may also create seasonal impact on the Group’s results of operations. The transaction volume on the FTA platform is typically lower during the first quarter each year due to the Chinese New Year holiday season. In addition, some shippers operate in industries where shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time production schedules. Furthermore, increases in toll fees and fuel costs may lead to rising shipping fees, which may in turn adversely affect transaction activities on the FTA platform and our results of operations. Therefore, the Group’s revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that the Group’s historic operating patterns will continue in future periods, as we cannot influence or forecast many of these factors. The quarterly fluctuations in the Group’s revenue and results of operations could result in volatility and cause the price of our ADSs to fall. To the extent the Group’s revenue grows, these seasonal fluctuations may become more pronounced.

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

The Group’s use of third-party open source software could adversely affect the Group’s ability to offer its products and offerings and subject the Group to possible litigation.

We use open source software in the Group’s software and systems and will use open source software in the future. Open source software generally refers to software for which the original source code is freely available and may be redistributed or modified. The licenses applicable to our use of open source software may require the source code that is developed using open source software to be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from external parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

We are dependent on app stores to distribute the Group’s mobile apps.

We currently cooperate with Apple’s app store and Android app stores to distribute the Group’s mobile apps to users. As such, the promotion, distribution and operation of the Group’s applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions or their interpretations of these terms and conditions in a manner that is detrimental to us, or refuse to distribute the Group’s applications, or remove the Group’s applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially reasonable terms, or at all, the Group’s business, financial condition and results of operations may be materially and adversely affected. In addition, such distribution platforms may require us to update or change our user policies or functions to meet their terms and conditions. As a result, our ability to attract, retain and expand our user base may be hindered, which could adversely affect the Group’s business or financial results.

The Group may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect the Group’s business or financial results.

From time to time, the Group has become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of the Group’s business in China, including claims arising from the Group’s freight brokerage service and discontinued financial leasing service. See “—We face risks associated with the cargo transported using the freight brokerage service and vicarious liability for vehicles registered with the Group.” In addition, we were named as a defendant in certain putative shareholder class action lawsuits in connection with our initial public offering. See “Item 4. Information of the Company — B. Business Overview —Legal Proceedings and Compliance.” The Group may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters.

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, value-added telecommunication services laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws and property laws. There is no guarantee that the Group will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws. If the Group fails to defend itself in these actions, the Group may be subject to restrictions, fines or penalties that will materially and adversely affect the Group’s operations. Even if the Group is successful in its attempt to defend itself in legal and regulatory actions or to assert its rights under various laws and regulations, the process of communicating with relevant regulators, defending itself and enforcing its rights against the various parties involved may be expensive and time-consuming. These actions could expose the Group to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

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

In addition, we may become involved in disputes with the property owners or parties who otherwise have rights to or interests in the Group’s leased properties. For instance, if a lessor of the Group’s leased properties has not obtained valid authorizations from the legal owners with respect to the Group’s leases, or has not obtained requisite approvals or permits with respect to the construction of such properties, the Group’s leases with such lessor could be invalid and the lessor’s right to lease might be challenged by an interested third party or the government authority. If any of such properties were successfully challenged, we may be forced to relocate our operations housed in the affected properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from external parties’ challenges on the Group’s use of such properties. As a result, the Group’s business, financial condition and results of operations may be adversely affected.

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

The Group’s future success depends substantially on the continuing efforts of our directors, executive officers, senior management, and key employees and qualified personnel. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers, senior management, key employees or qualified personnel were unable or unwilling to continue their services with us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors in a timely manner, or at all. The size and scope of the FTA platform also require the Group to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels. Since the road transportation industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees.

We do not have key man insurance for our directors, executive officers, senior management or other key employees. If any of the Group’s key employees terminate his or her services or otherwise becomes unable to provide continuous services to us, the Group’s business, financial condition and results of operations may be materially and adversely affected and it may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete clauses. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members.

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

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect the Group’s proprietary rights. As of December 31, 2022, the Group had 207 patents, 129 pending patent applications, 1,002 registered trademarks and 39 pending trademark applications and 282 registered software copyrights in China. As of December 31, 2022, the Group had 20 registered trademarks in other countries, including India, Russia and Vietnam.

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

•	these companies have limited operating histories in evolving industries and may have less predictable operating results;

•	these companies may be privately owned and, as a result, limited public information is available and we may not learn all the material information regarding these businesses;

•	these companies may be domiciled and operate in countries with particular economic, tax, political, legal, safety, regulatory and public health risks;

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

In addition, loss incurred by the Group’s equity method investees affects the Group’s results of operations. The Group recognized share of loss in equity method investees of RMB11.1 million, RMB11.3 million and RMB1.2 million (US$0.2 million) in 2020, 2021, and 2022, respectively. The Group also extends loans to certain companies from time to time and may experience impairment loss in connection with such loans. Impairment loss recognized on the Group’s equity investees may also affect the Group’s results of operations. For example, the Group recognized impairment loss of RMB111.6 million in 2021, primarily attributable to full impairment provision recognized on two of the Group’s equity investees.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2022, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As of December 31, 2022, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

However, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs and/or Class A ordinary shares could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

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

The Group may be required to write down goodwill and other identifiable intangible assets.

The Group’s balance sheet includes a material amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 9.9% of total assets on its balance sheet as of December 31, 2022. The impairment of a significant portion of these assets would negatively affect the Group’s financial condition or results of operations. The Group regularly evaluates whether events and circumstances have occurred indicating that any portion of its intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, the Group may be required to reduce the carrying value of these assets. The Group did not identify additional impairment indicator as of December 31, 2022 to trigger the impairment of the goodwill and intangible assets.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors. As a result of the volatility, our market capitalization decreased from US$9.2 billion as of December 31, 2021 to US$8.1 billion as of March 31, 2023. If our market capitalization continues to decrease, we may be required to evaluate the recoverability of goodwill prior to the annual assessment, and we can provide no assurance that a material impairment charge will not occur in a future period. Such an impairment could have a material adverse effect on our business, financial position, results of operations and liquidity.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises. Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services, we conduct a substantial part of the Group’s operations in China through the Group VIEs, which hold certain licenses required to operate our business in China. Our PRC subsidiaries, Jiangsu Manyun, FTA Information and Yixing Manxian, entered into contractual arrangements with the Group VIEs (which are Manyun Software, Shan’en Technology and Manyun Cold Chain) and the Group VIEs’ respective shareholders, respectively. For a detailed description of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure— Contractual Arrangements with the Group VIEs.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among (i) Jiangsu Manyun, Manyun Software and Manyun Software’s shareholders, (ii) FTA Information, Shan’en Technology and Shan’en Technology’s shareholders and (iii) Yixing Manxian, Manyun Cold Chain and Manyun Cold Chain’s shareholders is valid, binding and enforceable in accordance with its terms. In addition, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion prior to the termination thereof in connection with the Reorganization, each of the contracts among (i) Jiangsu Manyun, Shanghai Xiwei, and Shanghai Xiwei’s shareholders, (ii) Jiangsu Manyun, Beijing Manxin, and Beijing Manxin’s shareholders and (iii) FTA Information, Guizhou FTA, and Guizhou FTA’s shareholders was valid, binding and enforceable in accordance with its terms then in effect.

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

As such, if Chinese regulatory authorities disallow the VIE structure, such development would likely result in a material change in the Group’s operations and/or the value of our ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.” Occurrence of any of these events could materially and adversely affect the Group’s business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such Group VIEs in the Group’s consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our Company, our subsidiaries in China or the Group VIEs or their subsidiaries. See “Item 4. Information on the Company — C. Organizational Structure— Contractual Arrangements with the Group VIEs.”

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

We are a Cayman Islands holding company and primarily conduct the Group’s operations through and generate a substantial part of revenue from the Group VIEs, with which we maintain contractual arrangements. We currently rely on contractual arrangements with Manyun Software, Shan’en Technology, Manyun Cold Chain and their respective shareholders to operate the value-added telecommunications business and insurance brokerage service in the PRC, and we and our shareholders do not have any equity interests in these Group VIEs, as current PRC laws and regulations restrict foreign investment in companies that engage in such services. For a description of our contractual arrangements with the Group VIEs and their shareholders, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with the Group VIEs.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. If the Group VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

We may lose the ability to use and benefit from, the licenses, approvals and assets held by the Group VIEs that are material to the operation of our business if any of the Group VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with the Group VIEs, these entities hold certain licenses, approvals and assets that are material to the operation of our business. If any of the Group VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some of our business activities, which could materially and adversely affect the Group’s business, financial condition and results of operations. Additionally, if any of the Group VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect the Group’s business, financial condition and results of operations.

The shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, and Ms. Guizhen Ma, our director, hold 70% and 30% of equity interest in each of Manyun Software and Shan’en Technology, respectively. Manyun Software, Tianjin Zhihui, Mr. Peter Hui Zhang and Mr. Wenjian Dai hold 77.5%, 10.0%, 7.5% and 5.0% of equity interest in Manyun Cold Chain, respectively. In connection with the Group’s operations in China, we rely on the shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of the Group VIEs may differ from the interests of our Company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our Company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our Company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such individuals breach the terms of the contractual arrangements or are subject to legal proceedings.

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

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, which, together with the Class A ordinary shares he beneficially owns, represent 78.5% of the voting power of our total issued and outstanding shares as of March 31, 2023. As a result, Mr. Peter Hui Zhang has the ability to control or exert significant influence over important corporate matters to the extent permitted under our memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our Company that require approval of shareholders, including:

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

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. The Group’s financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our Company, to conduct its business and control over securities offerings conducted overseas and/or foreign investments in such issuer. The PRC government may intervene or influence the operations of a China-based issuer, which could result in a material change in the Group’s operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or become worthless. For further details, see “—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for the Group’s services and consequently have a material adverse effect on the Group’s business, financial condition and results of operations.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, rules and regulations in China may evolve quickly. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as our Company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in the Group’s operations.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities According to the Law, or the Opinions, which, among other things, require the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to accelerate rulemaking related to data security and cross-border data flow, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since the Opinions are relatively new, uncertainties still exist as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us. Efforts by the PRC government to strengthen oversight or control over offerings that are conducted overseas and/or foreign investment in China-based issuers could hinder our ability to offer or continue to offer our ADSs or Class A ordinary shares to investors and cause the value of our ADSs or Class A ordinary shares to significantly decline or become worthless.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or the Group’s intellectual property rights and could materially and adversely affect the Group’s business, financial condition and results of operations.

Furthermore, the high volume of orders and transactions taking place on the FTA platform as well as publicity about the Group’s business attracts heightened attention from the public, regulators and the media. In addition, due to changes that have occurred and will occur in the Group’s services or policies, we have faced and may continue to face objections, complaints and negative comments from members of the public, the traditional, new and social media, shippers, truckers and other participants on the FTA platform. From time to time, these objections, complaints and negative comments, regardless of their veracity, may result in user dissatisfaction, public protests or negative publicity, which could result in government inquiries or stricter regulatory scrutiny or substantial harm to the Group’s brand, reputation and operations.

If we do not pay sufficient attention to public opinion or if any incident arises but is not dealt with in a timely manner, the Group’s reputation, brand and image will be adversely affected.

The M&A rules and certain other regulation of PRC regulatory agencies establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the China Securities Regulatory Commission, or the CSRC, and State Administration of Foreign Exchange People’s Republic of China, or the SAFE, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters— Regulations Related to M&A Rules and Overseas Listings.”

These regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which stipulated that foreign investment that affects or may affect national security shall be subject to a security review. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters— Regulations Related to M&A Rules and Overseas Listings.”

The filing with and reporting to the CSRC will be required in connection with our future offshore offerings and occurrences of other specific events. We cannot assure you that we will be able to make such filing or reporting in a timely manner.

On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, together with 5 supporting guidelines (together with the Trial Measures, collectively referred to as the “New Regulations on Filing”), and published the answers to reporters’ questions and an announcement about filing management arrangements. Currently, the Group is not required to make any filing under the New Regulations on Filing or the announcement. However, according to the New Regulations on Filing, any future securities offerings made by the Group in the U.S. securities markets shall be filed with and reported to the CSRC within three working days after the offering is completed, and any future securities offerings made by the Group in other overseas securities markets shall be filed with and reported to the CSRC within three working days after the applications for such offerings are submitted. The Group will also be subject to filing requirement if it seeks to directly or indirectly list its domestic assets in overeas markets through one or multiple acquisioins, share swaps, transfers of shares or other means. In addition, the Group shall submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulartory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delising. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters— Regulations Related to M&A Rules and Overseas Listings.”

If we engage in offshore securities offerings or experience relevant events mentioned above in the future, we would need to comply with the filing and reporting requirements under the Trial Measures. If we fail to comply with such requirements, we may face adverse actions or sanctions by the CSRC, such as orders for correction, warnings and a fine between RMB1,000,000 and RMB10,000,000. Furthermore, the CSRC and other PRC regulatory authorities may adopt new regulatory requirements for offshore securities offerings. We cannot assure you that we will be able to make all filings or reports and obtain all applicable approvals in connection with future offshore securities offerings in a timely manner, or at all. Any adverse regulatory actions or sanctions could result in materal and adverse effect on the Group’s business, reputation, financial condition or the trading price of the ADSs, such as delays or cancellation of offshore securities offerings, delays in or restrictions on the repatriation of the proceeds from any such offerings into the PRC, or restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China.

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

Under PRC laws, rules and regulations, each of our subsidiaries and the consolidated affiliates incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and the consolidated affiliates incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries and the consolidated affiliates did not have any retained earnings available for distribution in the form of dividends as of December 31, 2022. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports is expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct the Group’s operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may not fully assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information – Dividend Policy” for further details. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We have been named as a defendant in three putative shareholder class action lawsuits in connection with our initial public offering. In October 2021, two of the class action lawsuits were consolidated. See “Item 4. Information of the Company — B. Business Overview —Legal Proceedings and Compliance.” We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will prevail in defense of these lawsuits. Any adverse outcome of these cases could have a material adverse effect on the Group’s business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on the Group’s business or financial results.

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and holders of our ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. Also, we and the depositary may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they will be deemed to have agreed to be bound by the deposit agreement as amended.

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

•

any action asserting a claim under any provision of the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands (the “Cayman Companies Act”), or our articles of association, including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or

•

any action asserting a claim against our Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable state and federal law. While to our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a jury trial waiver provision, courts will consider a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying our ADSs if holders of our ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect the interests the holders of our ADSs.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the past and projected composition of the Group’s income and assets, and the valuation of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a significant risk that we were a PFIC in 2022 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For example, if we are a PFIC, our United States investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Among other things, we are not required under the NYSE corporate governance listing standards to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

We intend to rely on all of the exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The FTA platform is a leading digital freight platform in China, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types.

Our Company was incorporated as an exempted company by way of consolidation of Full Truck Logistics Information Co. Ltd. and Truck Alliance Inc. in December 2017 pursuant to the Cayman Companies Act under the name “Full Truck Alliance Co. Ltd.” The transaction resulted in the business merger between Yunmanman and Huochebang, two then leading digital freight platforms in China founded in 2013 and 2011, respectively. Prior to December 2017, the Yunmanman platform was operated by the subsidiaries and variable interest entities of Full Truck Logistics Information Co. Ltd, an exempted company incorporated under the laws of the Cayman Islands. The operations of Huochebang commenced in 2011. Prior to December 2017, the Huochebang platform was operated by the subsidiaries and variable interest entities of Truck Alliance Inc., an exempted company incorporated under the laws of the Cayman Islands. The merger between the two platforms laid down a foundation for a nationwide digital road transportation network with significant economies of scale and paved the way for the Group’s further growth and success. Since then, the Group has continuously enhanced the functions and features of its digital freight platform and built a vibrant ecosystem of millions of shippers and truckers. In June 2021, we listed our ADSs on the NYSE under the symbol “YMM.”

Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with the Group VIEs. Prior to March 2021, our Group VIEs were Shanghai Xiwei, Beijing Manxin, and Guiyang Huochebang. These Group VIEs and their subsidiaries held certain licenses required to operate our business in China. Jiangsu Manyun, our subsidiary, exercised control over Shanghai Xiwei and Beijing Manxin through a series of contractual arrangements with Shanghai Xiwei, Beijing Manxin and their respective shareholders. FTA Information, our subsidiary, exercised control over Guiyang Huochebang through a series of contractual arrangements with Guiyang Huochebang and its shareholders.

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

In the fourth quarter of 2021, in order to enhance corporate governance, we underwent the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. Manyun Software and Shan’en Technology, which were wholly-owned subsidiaries of Shanghai Xiwei prior to the Reorganization, were transferred to nominee shareholders in the fourth quarter of 2021. Jiangsu Manyun gained control over Manyun Software through a series of contractual arrangements with Manyun Software and its shareholders, and FTA Information gained control over Shan’en Technology through a series of contractual arrangements with Shan’en Technology and its shareholders. Manyun Software acquired Beijing Manxin and Shanghai Xiwei from their respective shareholders for nominal price and they became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. In addition, we acquired Beijing Manxin and Shanghai Xiwei from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Manyun on January 1, 2022. Meanwhile, we acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information on January 1, 2022.

In May 2022, Manyun Cold Chain, which was a majority-owned subsidiary of Manyun Software, was transferred to nominee shareholders. Yixing Manxian, our PRC subsidiary, gained control over Manyun Cold Chain through a series of contractual arrangements with Manyun Cold Chain and its shareholders. Following this change, the Group VIEs are currently Manyun Software, Shan’en Technology and Manyun Cold Chain.

Following the relevant steps of the Reorganization, Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services, Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services, and Manyun Cold Chain primarily provide freight matching services for the cold chain logistics sector. The value-added services other than the insurance brokerage services are primarily conducted by Jiangsu Manyun, FTA Information and their respective subsidiaries.

Principal Offices

Our principal executive offices are located at 6 Keji Road, Huaxi District, Guiyang, Guizhou 550025, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China. Our telephone numbers at these addresses are +86-851-8384-2056 and +86-25-6692-0156, respectively. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is https://www.fulltruckalliance.com/, and the information contained on this website is not a part of this annual report.

B. Business Overview

Overview

The FTA platform is a leading digital freight platform in China, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2022, an average number of approximately 1.88 million shippers posted shipping orders on the FTA platform each month, and 3.52 million truckers fulfilled shipping orders on the FTA platform in 2022. In 2022, the Group facilitated 119.1 million fulfilled orders with GTV of RMB261.1 billion (US$37.9 billion).

We are committed to being an exemplary corporate citizen with positive impacts on the environment and society. The FTA platform contributes to a cleaner environment by eliminating empty miles and wasted fuel and improving efficiency of loads. Furthermore, the FTA platform promotes truckers’ welfare by increasing their earnings potential through efficient freight matching, establishing platform rules for fair dealing and undertaking social initiatives tailored to truckers.

The FTA Platform

We believe the key to addressing the industry challenges is a digital, standardized and smart platform that connects shippers and truckers seamlessly. Leveraging the proliferation of smartphones and the mobile internet, the Group established nationwide infrastructure and industry standards that promote transparency, trust and efficiency across the logistics industry. In so doing, the Group is contributing to China’s economic growth, improving lives of millions of shippers and truckers, and reducing carbon footprint for our planet.

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

Freight Matching Services

•

Freight Listing Service. In 2011 and 2013, Huochebang and Yunmanman each began providing freight listing service through QQ and WeChat groups, taking the first step towards the digital transformation of China’s road transportation industry. At the end of 2013 and early 2014, Yunmanman and Huochebang each launched their mobile apps, where shippers could post shipping orders and truckers could contact them to find their next shipments in a standardized manner. After the two companies merged at the end of 2017, the Group began the monetization of freight listing service in 2018 by launching its membership service for frequent shippers, allowing paying shippers to post more shipping orders than non-paying shippers.

•

Freight Brokerage Service. In January 2018, the Group launched its freight brokerage service, going a step further from freight listing service to provide end-to-end freight matching service with a higher level of service quality assurance to shippers. As freight brokers, the Group’s consolidated affiliates enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers represents the FTA platform service fee. The consolidated affiliates assume the legal obligation to pay value-added tax, or VAT, which is assessed on the entire selling price of the shipping service and platform service. The consolidated affiliates receive grants from local government authorities as an incentive for developing the local economy and business. The consolidated affiliates issue VAT invoices to shippers that they can in turn use for tax deductions, solving a significant pain point for many shippers when contracting with truckers. Shippers can track the transaction and the status of their order at each step in real-time and make payment for freight fees online. The consolidated affiliates also assume liability for cargo damages up to a specific amount per shipment, and obtain cargo insurance under certain circumstances to mitigate their risk.

•

Online Transaction Service. Building on the technology and operational knowhow developed from the Group’s freight listing and brokerage services, the Group launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. Truckers are required to make payments for freight deposits to the FTA platform to secure a shipping order, which contributes to better service quality and higher fulfillment rates. In the second half of 2020, the Group began monetization of its online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The FTA platform’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such commissions. We have subsequently rolled out commissions in more cities and ramped up penetration. In the three months ended December 31, 2022, the Group collected commissions in a total of 201 cities. The total commissioned GTV was RMB36.0 billion in the three months ended December 31, 2022, representing approximately 50% of the total nationwide GTV in the same period. The Group’s total transaction commission revenue was RMB447.8 million in the three months ended December 31, 2022.

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

Benefits to Shippers and Truckers

Key benefits the Group provides to shippers and truckers include:

•

Efficient Freight Matching. Shippers can post shipping orders in a standardized manner on their mobile phones anytime and anywhere, without having to go through intermediaries or travel to logistics parks. Shippers can get quotes from reliable truckers often within minutes rather than days and make informed decisions about their suitability based on truckers’ profiles and track records. Truckers can find shipments in minutes on mobile devices, without having to travel to and wait for days at logistics parks. They also save on the mileage and time of traveling long distance to and from logistics parks between shipments.

•

Better Profitability. The FTA platform helps promote the financial wellbeing of millions of shippers and truckers. Shippers enjoy lower shipping costs and more transparent pricing as they can interface directly with truckers, cutting out layers of middlemen and the need to rent space at logistics parks. Truckers can achieve higher income and utilization rates as less time and mileage is spent finding shipments. They can optimize their schedule and routes, leading to more visible incomes. With the transaction standards established by us, they also have higher certainty of freight fee collection and shorter receivable days.

•

End-to-End Solutions and Smarter Operations. The Group provides end-to-end solutions with transaction capabilities to shippers and truckers, which enable them to operate in a smarter and more efficient manner. Shippers are supported by software that improves their operations such as transportation management systems as well as artificial intelligence, or AI, models that recommend suitable pricing for shipments. Truckers are supported by software and AI models that recommend suitable shipments and simplify their operations.

•

Greater Assurance of Service Quality. The Group facilitates every part of the logistics transaction from end to end. Interactions and transactions are recorded on the FTA platform, improving accountability and providing a source of support for dispute resolution. The FTA platform can act as an escrow agent through which freight deposits are made to and held by the FTA platform until shippers confirm that the relevant transactions are completed, allowing shippers and truckers to transact with greater assurance. The Group provides dedicated customer service and protocols for dispute resolution in a timely manner.

•

Access to Value-added Services. The Group provides a comprehensive range of value-added services to shippers and truckers, catering to their diverse and complex needs and addressing various pain points. It only collaborates with business partners that have a reliable track record to ensure the quality of value-added services offered to users.

Our Scale and Financial Performance

We have grown rapidly and reached significant scale in recent years. In 2021, the Group facilitated 128.3 million fulfilled orders with GTV of RMB262.3 billion, representing 78.8% and 50.9% year-over-year growth, respectively. In 2022, the Group facilitated 119.1 million fulfilled orders with GTV of RMB261.1 billion (US$37.9 billion). The Group’s transaction volume was temporarily affected by COVID-19 outbreaks in certain parts of China and the suspension of new user registration due to the cybersecurity review in part of 2022. For more details, see “Item 5. Operating and Financial Review and Prospects — Impact of COVID-19.”

We are at an early stage of monetization. The Group generates revenue primarily from membership fees from shippers, freight brokerage fees from shippers, transaction commission from truckers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. The Group started monetization of online transaction service in the second half of 2020. The Group’s total net revenues were RMB2,580.8 million, RMB4,657.0 million and RMB6,733.6 million (US$976.3 million) in the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded net loss of RMB3,470.5 million and RMB3,654.5 million in 2020 and 2021, respectively, and recorded net income of RMB411.9 million (US$59.7 million) in 2022. The Group recorded non-GAAP adjusted net income of RMB281.1 million, RMB450.5 million and RMB1,395.4 million (US$202.3 million) in 2020, 2021 and 2022, respectively.

The Group’s Solutions

The Group provides freight matching services by facilitating transactions between shippers and truckers and connects them with value-added service providers, such as financial institutions, highway authorities, gas stations and insurance companies. The Group’s freight matching services and value-added services are accessible through Yunmanman shipper and trucker mobile apps, Huochebang shipper and trucker mobile apps, Shengsheng mobile apps, as well as the Yunmanman web portals for personal computers.

Freight Matching Services

The Group provides a range of freight matching services that cater to the specific needs of shippers and truckers. The Group started its business by operating a freight listing platform, where shippers post shipping orders and truckers contact shippers to secure their next shipping orders. In 2022, the Group facilitated 119.1 million fulfilled orders with GTV of RMB261.1 billion (US$37.9 billion). The Group primarily serves the long-haul shipping needs within the FTL segment, and also provide intra-city and LTL logistics services. The Yunmanman and Huochebang brands primarily offer long-haul freight matching services, and the Shengsheng brand primarily offers intra-city freight matching services. Prior to April 2023, the Group offered intra-city freight matching services primarily through the Shengsheng Huitouche app. Since April 2023, the Group has offered intra-city freight matching services primarily through its new Shengsheng apps.

Freight Matching Process

We set forth below the key steps of the freight matching process, including registration, posting shipping orders, finding and accepting shipping orders, as well as fulfillment and settlement, on the Yunmanman mobile apps. Similar functions are available on the Huochebang mobile apps, Shengsheng mobile apps and the web portals for personal computers.

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

The freight matching process starts when a shipper posts a shipping order. As part of our efforts to digitalize logistics transactions, we require each shipper to fill out a standard set of cargo information, such as cargo origin, destination, type and size, as well as shipping requirements, such as truck type and loading and unloading time, on the Group’s mobile apps. The use of standardized and detailed order information increases transaction transparency and enables shippers and truckers to reduce the amount of time spent on negotiations. In 2022, 521.3 million shipping orders were posted by shippers on the FTA platform, representing a 7.9% increase from 483.1 million in 2021.

Screenshots illustrating order postings on the Group’s shipper apps are set forth below.

Finding and Accepting Shipping Orders

Truckers find suitable shipping orders based on searches or recommendations. Truckers can search for shipping orders with specified filters, such as route and truck type. The Group’s matching algorithms rank search results based on relevance to truckers. The FTA platform also sends truckers push notifications to recommend suitable shipping orders. The Group’s matching algorithms analyze factors such as truckers’ truck type, transaction records, current location and recent searches to determine their preferences as to cargo types and routes. Truckers receive recommended shipping orders when the Group’s system identifies suitable cargos located on or near their preferred routes. If truckers are interested in such shipping orders, they may contact shippers through the Group’s mobile apps to finalize the transaction terms.

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

Fulfillment and Settlement

For each shipping order, after the parties reach an agreement through direct communication or our “tap and go” feature, the trucker pays a deposit to the FTA platform to secure the shipping order. Such deposits are kept in dedicated bank accounts and cannot be used by us. Navigation function is available on the Group’s mobile apps, enabling truckers to optimize their routes based on relevant variables, such as height and width clearance, tolls, time and distance. Through GPS tracking, shippers are able to check the status of shipments in real time. After shippers and truckers both confirm fulfillment on the Group’s mobile apps, depending on the terms of the relevant shipping agreement, deposits are either released back to truckers or transferred to shippers. Shippers may pay shipping fees to truckers through the Group’s mobile apps. Shippers also have the option to settle shipping fees through other channels. Screenshots illustrating order information, deposit payment and commission payment, as well as navigation on the Group’s trucker apps are set forth below.

Screenshots illustrating the order tracking and GPS tracking functions on the Group’s shipper apps are set forth below.

Freight Listing Service

The Group offers freight listing service through the consolidated affiliates. The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are required to pay membership fees in order to post additional shipping orders. The Group currently offers two tiers of membership. The first tier requires an annual fee of RMB688 and allows a shipper to post up to 100 shipping orders each year. Designed for businesses with highly frequent shipping needs, the second tier requires an annual fee of RMB1,688 and allows a shipper to post up to 1,688 shipping orders each year. From time to time, the Group allows paying members to post additional shipping orders for free as part of its promotional efforts. As of December 31, 2022, the FTA platform had 730 thousand shipper users with active paying memberships.

Freight Brokerage Service

Many shippers prefer to contract with the Group, instead of truckers, to gain better protection from cargo damage, truckers’ demand for fee increase, delays and cancelations, as well as to improve their regulatory compliance. The Group offers freight brokerage service through the consolidated affiliates to better serve such shippers. The freight brokerage service is available on the Group’s mobile apps.

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

The consolidated affiliates assume liability for cargo damages up to RMB20,000 per shipment, and obtain cargo insurance under certain circumstances to mitigate our risk. The consolidated affiliates also offer shippers protection against truckers’ demand for fee increase and delays. Shippers who use the freight brokerage service are eligible to receive VAT invoices from us. Shippers can use the Group’s mobile apps to track shipping orders and make payments for shipments using the freight brokerage service.

Online Transaction Service

The Group’s online transaction service further digitalizes the shipping transaction process and enables shippers and truckers to transact more efficiently through the FTA platform. The Group offers online transaction service through the consolidated affiliates. At the inception of each transaction, the Group’s system generates an electronic agreement that specifies the rights and obligations of the shipper and the trucker, including shipping fee as agreed between the shipper and the trucker. The Group has established transaction rules and standards to promote honest dealings on the FTA platform. Our extensive industry knowledge enables us to align such rules and standards with the expectations of honest market players in order to facilitate transparent and efficient transactions. For example, truckers are required to pay deposits to the FTA platform to secure shipping orders. Deposits serve as assurance for the timeliness and quality of truckers’ services. On the other hand, truckers can avail themselves of order cancelation protection and shipping fee protection when they use the online transaction service. If shippers cancel shipping orders when truckers are already on their ways to pick up cargos, truckers can collect cancelation fees from the FTA platform to cover the cost of travel. Most of the cancelation fees paid by the FTA platform are reimbursed by canceling shippers in accordance with the Group’s transaction rules. Furthermore, shippers may fail to pay shipping fees on a timely basis, and the Group helps truckers collect overdue fees by contacting shippers.

In light of the significant value created by the online transaction service, the Group started to monetize the service in the second half of 2020. In the three months ended December 31, 2022, for selected types of shipping orders originating from 201 cities in China, the Group collected commissions from truckers for shipping transactions matched through the online transaction service. The commissions are typically based on the amount of shipping fees provided by shippers. The Group may explore other revenue models to monetize its online transaction service in the future.

Value-Added Services

We provide a range of value-added services primarily through our PRC subsidiaries and to a lesser extent, the consolidated affiliates. These services cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform, while enabling other businesses, such as financial institutions, insurance companies, gas station operators and highway authorities, to participate in our vibrant ecosystem. For shippers, we provide a transportation management system that makes it easy and efficient to track and manage their shipments as well as access to credit and insurance solutions to manage their risks and cash flows. We help truckers manage their operating costs and workflows by providing ETC and energy services as well as software solutions for managing traffic ticket records. We also provide access to credit and insurance solutions so the truckers can manage their risks and cash flows. As of December 31, 2022, over 3.7 million users used at least one of the Group’s value-added services.

Credit Solutions

We provide truckers with cash credit solutions and shippers with working capital loans, which are primarily funded by us through our small loan company, which is one of our PRC subsidiaries. Certain cash loans for truckers and working capital loans for shippers are funded by an institutional funding partner, and we guarantee such loans through arrangements with the institutional funding partner. The term of such loans is typically within 365 days. Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022.

We assign customized credit limit based on data-driven assessment of borrowers’ creditworthiness. As of December 31, 2022, credit limit for trucker users and shipper users on the FTA platform typically did not exceed RMB50,000 and RMB100,000, respectively. In response to regulatory developments in the credit industry, we plan to take a conservative approach with respect to these business lines.

We implement a rigorous risk management system to address our credit risk exposure. As of December 31, 2022, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB2,648.4 million (US$384.0 million), and the total non-performing loan ratio for these loans was 2.0%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. As of December 31, 2022, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.

Insurance Brokerage

The Group partners with insurance companies through a consolidated affiliate to offer both shippers and truckers a variety of insurance policies related to logistics transactions. For example, truckers can purchase carrier’s liability insurance, shipping fee insurance and accident insurance, and shippers can purchase cargo insurance, in each case through the Group’s mobile apps. The insurance policies are underwritten by the Group’s partner insurance companies, and the Group receives commissions from the Group’s partner insurance companies for sales brokered through the FTA platform.

Software Solutions

We have developed a transportation management system for shippers. Shippers use the software system to, among other things, track the status of each shipping order and monitor shipping costs. The system is offered free of charge to shippers who use the freight brokerage service. In addition, the Group provides software for managing traffic ticket records for truckers through its mobile apps.

ETC Services

We provide various services related to ETC through one of our PRC subsidiaries. The industry has shifted from ETC debit card to ETC credit card in response to regulatory change. Truckers can apply for ETC cards, review historical ETC payments and top up their accounts through the Group’s mobile apps. We promote ETC cards for highway authorities through the Group’s mobile apps. Depending on our arrangement with highway authorities, we receive service fees from highway authorities or truckers for account openings. We also collect service fees from truckers for account top-up based on transaction value.

Energy Services

We provide energy services through our PRC subsidiaries. We generate sales leads for gas stations that participate in our energy services program. In particular, we recommend these gas stations to truckers on the FTA platform based on truckers’ locations. Truckers can enjoy discounts for diesel and natural gas through the Group’s mobile apps when refueling at these gas stations. We process truckers’ payments on the Group’s mobile apps at gas stations and receive service fees from gas station operators as a percentage of the fuel cost paid by the truckers. In addition, we facilitate sales of fuel to trucker or shipper customers and receive service fees from gas station operators as a percentage of the purchase price paid by truckers or shipper customers.

Our Nationwide Network

We have a nationwide network of shippers and truckers and facilitate shipments across China. We have built a vibrant ecosystem of millions of shippers and truckers. In the three months ended December 31, 2022, the Group’s average shipper MAUs reached approximately 1.88 million. In 2022, 3.52 million truckers fulfilled shipping orders on the FTA platform. In 2022, the Group facilitated 119.1 million fulfilled orders with GTV of RMB261.1 billion (US$37.9 billion). The FTA platform supports a dense network of nationwide routes connecting every prefecture-level city in China with hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a high entry barrier to potential competitors.

The Group endeavors to provide one-stop solutions that address demands for road transportation services, and we plan to further expand and refine the Group’s service offerings, thereby connecting with more ecosystem participants and enhancing the network effects of the FTA platform.

Shippers

The Group has an extensive shipper base across China. The Group’s shipper base comprises third-party logistics companies, direct shippers, and truck brokers, covering a wide variety of industries with diverse shipping needs and cargo types. The principal categories of cargos the Group matches on the FTA platform include fresh produce, grain and grain products, other agriculture produce, metals, minerals, construction materials, industrial chemicals and plastics, as well as machinery equipment. Cargos within the same principal category often vary significantly from each other and may require different types of trucks for shipments. The Group provides logistic solutions to companies of all sizes, from small business owners to express delivery companies and manufacturers. The FTA platform offers shippers compelling value propositions, including access to reliable truckers and cost savings.

Truckers

The Group has a large network of reliable truckers. Truckers are not the Group’s employees, and most of the truckers on the FTA platform are individual owner-operators, who operate a vehicle pool that can satisfy diverse shipping needs, ranging from 1.8-meter-long minivans to 17.5-meter-long heavy-duty trucks. The principal types of trucks on the FTA platform include:

•	Dry Van Trucks (箱式卡车). Equipped with a steel compartment, a dry van truck offers aerodynamic and weather protection and is typically used to carry high value consumer products.

•

Flatbed Trucks (平板卡车). A flatbed truck (including drop-deck truck) has a heavily reinforced steel platform with no roof or walls to the side. Flatbed trucks are typically used to move heavy cargo, such as steel plates and steel coils.

•

Stake Body Trucks (高栏卡车). A stake body truck is a flatbed truck with stake sides. Stake body trucks are typically used to transport light cargo, such as cargo packed in cardboard boxes and consumer products.

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

Other Ecosystem Participants

The Group’s ecosystem also creates significant value for other ecosystem participants, such as financial institutions, insurance companies, gas station operators, highway authorities, automakers and dealers, by helping them better serve industry participants in the road transportation market.

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

The Group serves a market that used to operate based on a massive amount of non-digitalized and non-standardized information, spanning a wide range of categories with varying degrees of accuracy and completeness. The Group digitalizes and standardizes such information to efficiently match shippers with truckers. Over the course of operating its business, the Group has developed a vast and comprehensive database relating to shippers, truckers, cargos, trucks, and highways, which contains basic information provided by users as well as a massive amount of user behavioral data, transaction data and industry data. Such data offer the Group valuable insights, create a high entry barrier for potential competitors and give it a significant competitive advantage. In particular, the Group constantly refines its algorithms with the data collected from the FTA platform, enabling better user experience and driving user engagement. This builds up the virtuous cycle, which is self-reinforcing and underpins the sustainability of the Group’s business model.

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

Data Labeling

The Group’s data labeling technology systematically categorizes and structuralizes data relating to truckers, trucks, freights, routes and shippers, and the Group is a pioneer in taking this approach in the industry. The Group’s technology identifies data features of the underlying data such that the data labels are informative. To optimize the accuracy of data labels, the Group uses a human-in-the-loop machine learning (HITL ML) approach, whereby the machine learning model uses human-provided labels to learn the underlying patterns, and human involvement is maintained to validate a machine learning model’s predictions as right or wrong at the time of training. The trained and validated model is then used to make predictions of labels on new data. Data labeling improves the Group’s big data analytics capability and is essential for the training of AI models.

Big Data Analytics

The Group’s big data analytics technology is capable of analyzing complex, massive datasets from numerous road transportation scenarios occurring on the FTA platform on a real time basis. Freight matching at such large scale requires the ability to process a large volume of data with numerous analytical dimensions. In addition, in contrast to regional car-hailing or intra-city freight platforms, the Group’s digital freight platform has a highly dense network of nationwide routes with different transportation conditions. Management and scheduling of transportation at a national scale involves analyzing a massive amount of non-standardized and multi-dimensional data points with varying degrees of accuracy and completeness. The Group’s data analytical system can efficiently handle such complex computing tasks.

AI Algorithms

The Group uses AI algorithms to intelligently and accurately match truckers with shippers, as well as to accurately price shipments. The Group’s AI technology enables it to deliver superior experience and innovative features to platform users.

•

Matching Algorithms. The Group’s matching algorithms are mainly used in two scenarios: search and recommendation of shipments. With respect to searches, relevant shipments are pulled based on a trucker’s searching criteria, such as routes and truck type. The matching algorithm predicts the trucker’s probability of accepting an order based on the correlation between the freight labels and the trucker labels. The search results are then ranked taking into account such probability. With respect to recommendations, the algorithm analyzes transaction records, current location and recent searches to determine truckers’ preferences such as freight types and routes. Truckers receive recommended shipping orders when the system identifies suitable freights located on or near truckers’ preferred routes.

•

Pricing Algorithms. The Group’s machine learning-based pricing algorithms estimate freight prices, which are used by shippers as references in price negotiations. The pricing methodology depends on the availability of comparable historical transaction data. If a shipping order fits into a standardized category, the recommended price of such shipping order will be based on the average price of recent transactions within such category. If a shipping order does not fit into any standardized category, the system estimates the price using a machine learning model (clustering + lightGBM) that has been trained with a massive amount of historical transaction data. The Group’s clustering algorithms help create groups of observations that are similar to each other in terms of how the value of their features affects their prediction. LightGBM is a fast, distributed, high-performance gradient boosting framework based on decision tree algorithms, which is used for ranking, classification and many other machine learning tasks. LightGBM has the advantages of faster training speed, high-efficiency parallel training, better model accuracy and fast processing of massive data. By clustering data affecting pricing and applying such data to LightGBM model, the Group obtains more accurate results in price estimation.

Knowledge Graph

Leveraging the strength of its big data analytics and AI technologies, the Group pioneered the construction of a knowledge graph. The Group’s knowledge graph is a knowledge base that uses a graph-structured data model to store and organize a massive volume of real world data. The knowledge graph is constructed by extracting semi-structured and unstructured data on the Group’s systems and using intelligent model to classify such data into different entities and relationships based on real world applications in the road transportation industry. This is achieved through evaluating and analyzing a massive amount of data. Such knowledge graph transforms multi-element and multi-modal data into a holistic semantic network containing hundreds of millions of nodes and hundreds of thousands of relationships, making data easily accessible for applications in the Group’s different services, particularly freight matching. Freight matching involves identifying layers of associations between different subjects, which leads to nuanced understanding of a concept, such as textual inputs a trucker uses to search for shipments on the FTA platform. The Group’s knowledge graph shows the complex connections between different subjects in China’s road transportation industry, such as shippers/truckers, trucks, cargos, routes and gas stations. By doing so, the knowledge graph stores the platform’s business logics, which explain matchings made on the platform, and enables the Group’s AI algorithms to use the logics or connections to deliver better search results and recommendation of shipments, resulting in better matching results. For example, by showing a connection between a trucker and his frequent routes using the Group’s knowledge graph, the Group’s AI algorithm can better predict the trucker’s intent to find shipments based on his current location and recommend suitable orders. In addition, when a trucker searches for a particular type of cargo, the connections (such as the relationships between the trucker and his past shipments or routes) shown by the knowledge graph enable the Group’s AI algorithms to provide better matching results.

IoT

The Group’s innovative applications of IoT technology deliver better user experience to shippers and truckers. For example, the Group’s use of IoT technology in cold chain transportation enables shippers to continuously monitor temperature-sensitive cargo effectively and economically. The Group’s solution utilizes (i) thermo sensors installed on temperature-controlled trucks, (ii) gateways that receive the sensor data and pass the data to its system, and (iii) an easy-to-use, proprietary mobile application for shippers to monitor temperature remotely and in real time.

The Group’s Technological Infrastructure

The Group’s technological infrastructure is currently deployed, and its data is currently maintained, on customized cloud computing services. The Group currently relies on its two data centers, as well as third-party cloud services for its computing, storage, bandwidth, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. The Group has the capability to operate and serve during outbreaks related to servers, cables and power in data center scale. Even in the extreme hypothetical situation where both of the Group’s data centers are out of service, it would be able to restore to full service with its multi-layer backup system in a relatively short time. As of the date of this annual report, the Group has not experienced any service outbreak that materially affected its business operation.

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

Environmental Sustainability and Social Responsibility

The Group believes its long-term success rests on its ability to make positive impacts on its environment and society. The Group is committed to being an exemplary corporate citizen working towards the goal of sustainable logistics services by increasing efficiency in the shipping network in China and globally. The Group focuses on the following core values:

•	Environmentally Friendly. The nature of the Group’s services is inherently environmentally friendly.

•

Socially Responsible. The Group is committed to offering services and solutions that meet the high quality standards of shippers and improve truckers’ ability to manage their driving uptime and safety.

•

Quality Governance. The Group’s senior management team is held in high regard for its strong focus on business ethics. To maintain high standards of corporate governance, the Group currently has two independent directors.

The Group believes its core values are aligned with the United Nations Sustainable Development Goals, particularly those related to industry, innovation and infrastructure, climate action, decent work and economic growth, and sustainable cities and communities.

The Group’s ESG Achievements

The Group is a pioneer in designing and developing a digital, standardized and smart logistics infrastructure, which plays an important role in encouraging sustainable development and empowering communities. Every empty truck running on the road wastes fuel, and the FTA platform contributes to a cleaner environment by reducing such wasteful situations. Additionally, the FTA platform benefits the environment by reducing the number of shipments through higher efficiency of loads. According to a research report by the Transport Planning and Research Institute of the PRC Ministry of Transport in 2021, which is commissioned by us, it is estimated that the FTA platform helps reduce carbon emissions by approximately 14.2 million metric tons annually. The Group is also investing in a company that develops autonomous truck driving technology, which it believes will significantly improve fuel efficiency, enhance safety and reduce carbon emissions. In addition, the Group plans to collaborate with ecosystem participants to promote the use of clean energy-powered trucks, explore the development of systems for managing carbon emissions and support the advertisement of green initiatives to further reduce environmental impact of the road transportation industry. Furthermore, the Group and its employees are undertaking measures for conserving resources and reducing carbon emissions. Such measures include recycling ETC cards from the Group’s employees and agents, providing transit buses for the Group’s employees, as well as growing green plants on the Group’s facilities.

Some of the truckers on the FTA platform are individual owner-operators from low-income communities. The FTA platform significantly increases their earnings potential by reducing their idle time and wasted mileage. In addition, before the launch of the FTA platform, the road transportation market in China was fraught with poor behaviors from both shippers and truckers who took advantage of the information asymmetry in the vast and fragmented market. The FTA platform establishes rules to protect the interests of honest market players and promote a healthy road transportation market. Furthermore, the Group is undertaking social-minded initiatives to promote truckers’ interests and professional dignity, such as hosting annual Truckers’ Festivals since 2017, which entail granting trucker awards and conducting trucker well-being surveys, among other efforts. The Group also made financial donations to schools located in low-income communities.

The Group took a proactive role to combat the COVID-19 pandemic in China. During a 60-day period from January 25 to March 24, 2020, the FTA platform facilitated nearly three million tons of cargo shipments, including daily necessities and medical supplies, to or from Hubei Province, where residents suffered considerable hardship due to mandatory lock-downs. In addition, the Group made several financial relief offers to platform users in 2020. The Group offered eligible users from Hubei Province up to 20% discount off their interest payments and reduced or waived penalty fees on overdue loans. The Group also allowed platform users with good credit history to apply for loan extensions. Furthermore, the Group offered accident insurance coverage and stipends to support truckers during certain periods of the COVID-19 pandemic.

The Group sponsored a trucker assistance foundation with the mission of helping truckers in need, particularly truckers who suffered incapacitating injury or illness and their families. The foundation also provides various forms of financial support to truckers, such as disaster relief funds and subsidies for truckers’ accident insurance. The Group is exploring other initiatives to better serve truckers, such as a collaboration with its ecosystem participants to set up truck stops that offer food and resting areas to truckers.

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

The Group’s data protection and privacy policies are focused on ensuring that: (i) the Group’s collection of personal data is for the stated purposes as authorized by users and conducted in accordance with applicable laws and regulations and (ii) personal data the Group collects is reasonable for the purposes for which they are collected. The Group’s policies are administered by its security department and legal department. The Group’s security department and legal department are responsible for reviewing and approving the testing or launching any service or product that collects personal data, and monitoring data collection practices on an ongoing basis.

The Group stores all data in the PRC primarily in two cloud databases based on MySQL open-source technology. User data are stored in encrypted format. The Group’s main cloud database allows its data and application to be hosted in multiple locations to improve performance and uptime. The Group backs up its user data and operating data on a regular basis in a back-up database maintained by a separate cloud provider to minimize the risk of user data loss or leakage.

The Group controls and monitors employees’ access to its IT systems, and limits any access to data based on necessity and maintain records of data access. The Group grants different levels of data access right to employees based on their responsibilities and subject to expiry date, and reviews necessity before extending access right. The Group’s policies require products and services that involve access to or processing of sensitive data to be subject to separate assessment and approval procedures, and the Group monitors employee’s access to such data.

The Group encrypts its data transmission, especially user data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. The Group adopts Application Programming Interface (API) security measures, which segregate its internal databases and operating systems from its external-facing services and intercept unauthorized access. The Group does not share with, transfer or disclose personal data to any third-parties except for certain limited circumstances, including when it is expressly authorized by platform users and necessary to fulfill its services to platform users, or in compliance with applicable laws and regulations. The Group de-sensitizes user data by removing personally identifiable information when sharing data with its business partners. In circumstances where the Group allows third-party product or service that collects personal data available on the FTA platform pursuant to its cooperation arrangements with its business partners, the Group’s policies require for adequate protection of platform users’ data. The Group maintains a strict vetting process before allowing such cooperation to assess the integrity of its business partners, and monitors and periodically reviews data collection practices of its business partners. The Group requires its business partners to strictly follow the terms of authorization and the scope of usage set forth in the relevant agreements with platform users when processing and analyzing their data. The Group will terminate cooperation arrangement with third parties immediately if it discovers any unauthorized usage or leakage of the shared personal data.

In addition, the Group uses third-party cybersecurity companies to conduct regular penetration tests to identify weaknesses in its system and evaluate its security. Whenever an issue is discovered, the Group seeks to take prompt actions to upgrade its system and mitigate any potential problems that may undermine the security of its system. The Group conducts periodic internal security review and uses a variety of technologies to protect its data. The Group maintains cybersecurity contingency plans and regularly conducts drills to test its incident detection and response strategies. The Group believes its policies and practice with respect to data privacy and security are in compliance with applicable laws and consistent with prevalent industry practice in all material respects.

Customer Services

The Group has established a customer services committee headed by its chief customer officer to oversee customer services and the implementation of rules and policies designed to protect the interests of the FTA platform users.

As of December 31, 2022, the Group’s customer service team consisted of 720 members. The Group’s users can submit inquiries and complaints through the Group’s mobile apps on a 24/7 basis or calling its customer service hotline. The Group is committed to addressing user inquiries and complaints in a prompt and fair manner. The Group offers AI-powered automated customer service, which can solve its customers’ problems more efficiently. The Group also uses its data insights to analyze customer service needs and proactively address issues. This is complemented by the ground force who helps the Group better understand user behavior and needs through personal connections and face-to-face meetings, which supplements the data insights the Group accumulates through its online platform and enables the Group to better serve its ecosystem participants.

The Group implements rules to address common bad behaviors of ecosystem participants, such as order cancelation, misrepresentation of cargo information or nonpayment of shipping fees by shippers and poor service by truckers. The Group designed these rules based on its extensive industry knowledge and data insights. For example, the Group sets penalty standards for order cancelation by shippers or truckers and requires deposits from truckers to secure shipping orders. Parties that violate the Group’s rules may be banned from the FTA platform in the future. The Group also offers a robust ratings system that allows truckers to review shippers. Highly-rated shippers enjoy privileges such as the right to post limited free shipping orders and priority in posting shipping orders.

The Group is committed to protecting the interests of all of the FTA platform users. The Group has recruited customer experience officers from its frequent users and have periodic meetings with them to collect their feedback, which the Group will use to adjust and/or improve its products, services, as well as features and functions on the FTA platform.

Sales and Marketing

While the Group’s current scale and compelling value propositions attract shippers and truckers organically to the FTA platform through word-of-mouth referrals, the Group also engages in online marketing through various channels, such as app store advertising, popular search engines and social media platforms. The Group supplements its online marketing efforts with the ground force’s personal connections. The Group also leverages its data insights to optimize the efficiency of its marketing activities. As a result, the Group is able to acquire users in a cost-effective manner.

Competition

The Group designs and develops a digital, standardized and smart logistics infrastructure that serves both shippers and truckers and connects other ecosystem participants. The Group believes no other industry participant with a meaningful scale in China has applied a similar marketplace model. However, the Group faces competition from regional players in local markets and players that focus on certain segments of the road transportation market. The Group also competes with other companies for value-added services that cater to various essential needs of shippers and truckers. Players that focus on certain segments of the road transportation market may enter into new segments in which the Group operates and competes with it. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future. The Group believes that its competitive advantage over existing and potential competitors lies in its large platform with powerful network effects, industry-wide logistics infrastructure that is digital, standardized and smart, comprehensive logistics and value-added services that drive increasing user engagement, proprietary and innovative technologies, and experienced management with technology and logistics expertise.

Employees

As of December 31, 2020, 2021 and 2022, the Group had a total of 4,059, 7,103 and 6,795 employees, respectively. The following table sets forth a breakdown of the Group’s full-time employees categorized by function as of December 31, 2022.

Function	Number of employees	% of total employees
Customer services and operations	1,000	14.7%
Research and development	1,572	23.1%
General and administration	538	7.9%
Sales and marketing	3,685	54.3%
Total	6,795	100.0%

As of December 31, 2022, all of the Group’s employees were based in China. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has been able to attract and retain talented personnel and maintain a stable core management team.

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

Our employees in China have established a labor union in accordance with PRC laws. We believe that the Group maintains a good working relationship with its employees and the Group did not experience any significant labor disputes or any difficulty in recruiting staff for its operations.

Facilities

The Group maintains a number of leased properties. The Group leases approximately 39,197 square meters of office space in Nanjing, Jiangsu Province, primarily for corporate administration and research and development. In addition, the Group leases office spaces in Beijing, Shanghai, Chengdu and other cities to house its personnel engaged in platform operations, regional corporate administration and technology support.

The Group has land use right for a parcel of land of approximately 21,817 square meters in Nanjing, Jiangsu Province, where the Group plans to construct an office building for its headquarter in Nanjing. The estimated amount of expenditure in constructing the office building is RMB0.8 billion (US$0.1 billion). As of December 31, 2022, the Group paid RMB1.7 million (US$0.2 million) for the construction, net of value added tax. The construction is funded by cash owned by the Group. The construction is expected to start in the second half of 2023 and complete in the second half of 2027. After completion, the building is expected to provide approximately 120,000 square meters of office sapce. The Group also owns an office building with office space of approximately 10,915 square meters in Guiyang, Guizhou Province.

We intend to add new facilities or expand the Group’s existing facilities as the Group scales up its business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Intellectual Property

The Group has developed a number of proprietary systems and technologies, and our success depends on the Group’s ability to protect its core technologies and intellectual property. The Group utilizes a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect its proprietary rights. As of December 31, 2022, the Group had 207 patents, 129 pending patent applications, 1,002 registered trademarks and 39 pending trademark applications in China. As of December 31, 2022, the Group also had 282 registered software copyrights in China and 160 registered domain names. As of December 31, 2022, the Group had 20 registered trademarks in other countries, including India, Russia and Vietnam.

Insurance

The Group maintains property insurance and drivers’ liability insurance. Pursuant to PRC regulations, the Group provides social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees based in China. The Group does not maintain business interruption insurance or key-man insurance. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The Group’s insurance coverage strategy may not be adequate to protect it from all business risks or, if insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of the Group’s business, or if we fail to comply with regulations governing insurance coverage, the Group’s business could be harmed.” We believe that the Group’s insurance coverage is in line with the industry and adequate to cover its key assets, facilities and liabilities.

Legal Proceedings and Compliance

During 2022 and up to the date of this annual report, we had not been involved in any litigation, arbitration or administrative proceeding against us that could have a material and adverse effect on the Group’s business, financial condition or results of operations, except as disclosed below. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Shareholder Class Action Lawsuits

In re Full Truck Alliance Co. Ltd. Securities Litigation, No. 654232/2021 (Sup. Ct. N.Y.)

On July 7, 2021, FTA and certain of its current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. An additional action was subsequently filed in the Supreme Court of the State of New York. On October 20, 2021, the two actions were consolidated and re-captioned as “In re Full Truck Alliance Co. Ltd. Securities Litigation.” A Consolidated Amended Complaint was submitted on November 29, 2021, and FTA filed its motion to dismiss on January 31, 2022. Plaintiffs filed their opposition to FTA’s motion to dismiss on March 31, 2022. FTA filed its reply in support of its motion to dismiss on April 29, 2022. A hearing was held on January 19, 2023.

The action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities pursuant or traceable to the Company’s June 22, 2021 initial public offering (“IPO”). The Consolidated Amended Complaint alleges violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Company’s Registration Statement issued in connection with the IPO. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

Pratyush Kohli v. Full Truck Alliance Co. Ltd., et al., Case No. 1:21-cv-03903 (E.D.N.Y.)

On July 12, 2021, FTA, certain of its current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Eastern District of New York. On September 13, 2022, an amended class action complaint was filed. On November 1, 2022, a second amended class action complaint (“SAC”) was filed, which FTA and certain other defendants moved to dismiss on February 2, 2023. Plaintiffs submitted their opposition to FTA’s motion to dismiss on April 3, 2023.

The action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities from June 22, 2021 to July 2, 2021. The SAC alleges violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Company’s Registration Statement issued in connection with the IPO. The SAC also alleges violations of Section 10(b) and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Securities Exchange Act of 1934. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

Cybersecurity Review

The CRO announced the initiation of a cybersecurity review of the Yunmanman and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022.

We are not aware of any ongoing government investigation with respect to the Group. Up to the date of this annual report, the Group has not been subject to any administrative penalties that would materially affect its business, financial position or results of operations.

Licenses, Permits and Approvals

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules as of the date of this annual report, we, our PRC subsidiaries and our Group VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. The CRO announced the initiation of a cybersecurity review of the Yunmanman and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security; and Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.”

The Group had obtained all requisite licenses, approvals and permits from relevant authorities that are material to its operations in China as of the date of this annual report. The following table sets out a list of material licenses and permits currently held by the Group.

License/Permit	Holder	Grant Date	Expiration Date
Value-Added Telecommunication Business Operation License	Manyun Software	January 5, 2022	January 5, 2027

Value-Added Telecommunication Business Operation License	Manyun Software	August 21, 2018	August 21, 2023

License for Production and Operation of Radio and TV Programs	Manyun Software	April 30, 2021	April 30, 2023

Permit for Road Transport Business	Manyun Software	March 29, 2022	December 31, 2023

Value-Added Telecommunication Business Operation License	Manyun Cold Chain	December 13, 2022	September 13, 2023

Permit for Road Transport Business	Manyun Cold Chain	January 18, 2023	July 18, 2023

Approval of the Establishment of Huochebang Microfinance	Huochebang Microfinance	July 13, 2016	N/A

Approval of the Operation of Huochebang Microfinance	Huochebang Microfinance	December 15, 2016	N/A

Permit for Insurance Brokerage Business	Shan’en Insurance	March 5, 2018	March 4, 2024

Permit for Road Transport Business	Shan’en Technology	December 16, 2021	December 15, 2024

Value-Added Telecommunication Business Operation License	Shan’en Technology	January 4, 2022	December 19, 2026

Value-Added Telecommunication Business Operation License	Hainan Manyun Software Technology Co., Ltd, or Hainan Manyun	May 22, 2020	May 22, 2025

Permit for Road Transport Business	Hainan Manyun	June 3, 2020	June 2, 2024

Value-Added Telecommunication Business Operation License	Jiangsu Yunmanman Tongcheng Information Technology Co., Ltd., or Jiangsu Tongcheng	December 27, 2022	November 3, 2027

Permit for Road Transport Business	Jiangsu Tongcheng	March 14, 2023	September 14, 2023

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

Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2021 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in e-commerce operation business, domestic multi-party communication business, information storage and re-transmission business or call center business. Specially, pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and most recently amended on May 1, 2022, the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%.

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

Regulations Related to Road Transportations

The Regulations on Road Transportation of PRC, promulgated by the State Council on April 30, 2004 and most recently amended on March 29, 2022, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the MOT on June 16, 2005 and last amended on September 26, 2022, requires that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 with relevant driving licenses and (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less) requisite knowledge, and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

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

Since November 2017, a series of regulations regarding the operation of non-vehicle operating carriers, including the Notice on Further Promoting the Pilot Program of Non-vehicle Operating Carriers on November 15, 2017 and the Notice on Promoting Pilot Work for Non-vehicle Operating Carriers on April 8, 2018 were promulgated by the MOT. Jiangsu Provincial Department of Transportation also issued a Notice on Further Promoting the Pilot Work for Non-vehicle Operating Carriers’ Road Freight on March 13, 2019. Later, on the basis of systematically summarizing the pilot work of non-vehicle operating carriers, on September 6, 2019, the MOT and the SAT jointly issued the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, or the Interim Measure of Road Freight Transport, which took effect on January 1, 2020, and, pursuant to which, “online freight operation” refers to the road freight transport operation activities in which an operator integrates and allocates transport resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the Interim Measure of Road Freight Transport, besides the road transportation permit with the business scope of online freight transport, the operators of online freight transport business shall also meet the requirements on commercial internet information service pursuant to the ICP Measures. In addition, the operators of online freight transport business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the E-Commerce Law of PRC, the Law on the Administration of Tax Collection of PRC and its implementing rules. The operators of online freight transport business shall also examine the qualifications of the vehicles and drivers, subject to certain exceptions. In cases where serious accidents arise from the operators of online freight transport business entrusting unqualified drivers or vehicles to provide transportation services, such operators will be subject to relevant regulatory and administrative actions. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with operating scope of online freight transport operation to qualified online freight operators. The term of effect of the Interim Measure of Road Freight Transport is two years since January 1, 2020. On December 31, 2021, the MOT and the SAT jointly issued the Announcement of Extending the Validity of the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, according to which the term of effect of the Interim Measure of Road Freight Transport was extended to December 31, 2023.

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

Regulations on Online Payment

On June 14, 2010, the PBOC promulgated the Administrative Measures of People’s Bank of China on Payment Services of Non-financial Institutions, or the Payment Services Measures, which was latest amended on April 29, 2020. According to the Payment Services Measures a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without this license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities and without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

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

On April 13, 2020, the CAC, together with other PRC regulators, jointly issued the Cybersecurity Review Measures, which came into effect on June 1, 2020. The Cybersecurity Review Measures the critical information infrastructure operators shall, before purchasing a network product or service, evaluate the risks to national security after such product after such product or service is put into use. A cybersecurity review may be adopted upon the application of the critical information infrastructure operators or by the decision of the Cybersecurity Review Office where national security is or may be affected. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Revised Cybersecurity Review Measures, or the Cybersecurity Review Measures, which came into effect on February 15, 2022, and the Rules on Cybersecurity Review which took effect on June 1, 2020 was abolished at the same time. The Cybersecurity Review Measures provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, or the Network Platform Operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of crossborder data transfer with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.

On August 23, 2022, the PRC Ministry of Transport published the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure (Draft for comments), or the Draft Measures, which stipulates that the Ministry of Transport shall formulate and improve the rules for identification of highway and waterway critical information infrastructure, considering following factors: (i) the degree of importance of network facilities and information systems for key core business of highway and waterway; (ii) the possible degree of harm in the event of destruction or disfunction of network facilities and information systems, or data leakage; and (iii) the relevant impact to other industries and fields.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which took effect on August 1, 2022. The obligations of internet-based information service providers include but not limited to: (i) verify identities of the users who apply for registration through mobile phone numbers, identity document numbers or unified social credit codes; (ii) display the location information of IP addresses of internet users’ accounts on the information page of internet users’ accounts; and (iii) equip themselves with professional and technical capabilities appropriate to the scale of services.

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

On May 28, 2020, the NPC adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

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

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of PRC issued the Administrative Provisions on Mobile Internet Application Information Services, which was amended on June 14, 2022, and the latest amendment of which took effect from August 1, 2022. Pursuant to which, internet information service providers who provide information services through mobile internet applications are required to perform the following duties, including, but not limited to: (i) verify identities with the registered users through mobile phone numbers, identity document numbers or unified social credit codes; (ii) establish a sound information content review and management mechanism; and (iii) not induce users to download apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual comment control, or by using illegal and harmful information.

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

Regulations Related to Intellectual Property Rights

Patent

The NPC adopted the Patent Law of the PRC in 1984 and most recently amended on October 17, 2020 and became effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a fifteen-year term for a design and a ten-year term for a utility model, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Regulations Related to Anti-Monopoly

The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which was last amended on June 24, 2022 and became effective on August 1, 2022. According to the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. On March 10, 2023, the SAMR promulgated four specific regulations according to the Anti-Monopoly Law, including the Provisions on Prohibition of Monopoly Agreements, Provisions on Prohibition of Abuse of Market Dominance, Provisions on the Review of Concentrations of Undertakings and Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition (hereinafter collectivtly referred to as the Anti-Monopoly Regulations), which came into effect on April 15, 2023. Such Anti-Monopoly Regulations have refined the relevant provisions of the Anti-monopoly Law, optimized the procedures for regulation and law enforcement, and strengthened the legal liability of relevant entities.

On June 27, 2022, the SAMR issued the revision draft of the Rules of the State Council on Declaration Threshold for Concentration of Undertakings for public comments, which raises the reporting thresholds for concentration of undertakings, and adds circumstances that need an advanced declaration. The deadline for public comments of such revision draft is July 27, 2022. Pursuant to the Anti-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over anotherundertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In March 2018, the State Administration for Market Regulation, or SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the SAIC, respectively.

In February 2021, the Anti-monopoly Bureau of SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-monopoly Guidelines further clarified the calculation of the thresholds for declaring concentration of online platform operators, as well as the evaluation of the effect of the concentration of online platform operators on competition. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the Antimonopoly Law Enforcement Agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. According to the Anti-Monopoly Law of the PRC, if business operators fail to comply with the mandatory declaration requirement, the antimonopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000. Although we do not believe we were required to make merger control review filing or obtain merger control approval in relation to the historical merger between Yunmanman and Huochebang, there can be no assurance that regulators will not initiate anti-monopoly investigation in the future due to our large scale of business and increased regulatory scrutiny. In addition, although we do not believe we have engaged in any behaviors in violation of the Anti-monopoly Law, such as entering into monopolistic agreements or abusing market position, we cannot assure you that the regulators would agree with us and we may be required to adjust our business practices or may be subject to penalties, such as confiscation of incomes or potential fines, if our business practices are deemed to be non-compliant with the Anti-monopoly Law. We may also be subject to claims from our competitors or users, which could adversely affect the Group’s business and operations. Please see “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business and Industry—Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect the Group’s business, financial condition, or operating results.”

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

On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, together with 5 supporting guidelines (together with the Trial Measures, collectively referred to as the “New Regulations on Filing”), and published the answers to reporters’ questions and an announcement about filing management arrangements. According to the announcement, overseas public enterprises shall be deemed as stock enterprises and no immediate filing is required for such enterprises, however subsequent filings should be made as required if refinancing and other filing matters are occurred. Under New Regulations on Filing, subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed, and if the subsequent securities offerings is conducted in other overseas markets than where is has offered and listed, then it shall be filed with the CSRC within three working days after the relevant application is submitted overseas. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisioins, share swaps, transfers of shares or other means and where overseas applications documents are not required, the listed company shall file with CSRC within three working days after the first public disclosure of the specifics of the transaction. In addition, overseas public enterprises shall submit a report to CSRC within three working days after the occurrence and public disclosure of following material events, including (1) change of control; (2) investigations or sanctions imposed by overseas securities regularoty agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment; (4) voluntary or mandatory delising.

C. Organizational Structure

Our Corporate Structure

Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with the Group VIEs. Prior to March 2021, our Group VIEs were Shanghai Xiwei, Beijing Manxin, and Guiyang Huochebang. These Group VIEs and their subsidiaries held certain licenses required to operate our business in China. Jiangsu Manyun, our subsidiary, exercised control over Shanghai Xiwei and Beijing Manxin through a series of contractual arrangements with Shanghai Xiwei, Beijing Manxin and their respective shareholders. FTA Information, our subsidiary, exercised control over Guiyang Huochebang through a series of contractual arrangements with Guiyang Huochebang and its shareholders.

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

In the fourth quarter of 2021, in order to enhance corporate governance, we underwent the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. Manyun Software and Shan’en Technology, which were wholly-owned subsidiaries of Shanghai Xiwei prior to the Reorganization, were transferred to nominee shareholders in the fourth quarter of 2021. Jiangsu Manyun gained control over Manyun Software through a series of contractual arrangements with Manyun Software and its shareholders, and FTA Information gained control over Shan’en Technology through a series of contractual arrangements with Shan’en Technology and its shareholders. Manyun Software acquired Beijing Manxin and Shanghai Xiwei from their respective shareholders for nominal price and they became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. In addition, we acquired Beijing Manxin and Shanghai Xiwei from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Manyun on January 1, 2022. Meanwhile, we acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information on January 1, 2022.

The contractual arrangements with Shanghai Xiwei and its former shareholders were terminated on November 18, 2021; the contractual arrangements with Beijing Manxin and its former shareholders were terminated on November 26, 2021; and the contractual arrangements with Guizhou FTA and its former shareholders were terminated on January 1, 2022. The Reorganization was completed on the same date.

In May 2022, Manyun Cold Chain, which was a majority-owned subsidiary of Manyun Software, was transferred to nominee shareholders. Yixing Manxian, our PRC subsidiary, gained control over Manyun Cold Chain through a series of contractual arrangements with Manyun Cold Chain and its shareholders. Currently, the Group VIEs are Manyun Software, Shan’en Technology and Manyun Cold Chain.

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2022. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Smart Logistics Information Limited also wholly owns one insignificant subsidiary.
(2)	Besides Jiangsu Manyun, Lucky Logistics Information Limited wholly owns two insignificant subsidiaries incorporated in the PRC.
(3)

Besides FTA Information, FTA HK’s subsidiaries include two insignificant subsidiaries incorporated in the PRC that are wholly-owned by FTA HK and one insignificant subsidiary incorporated in the British Virgin Islands that is wholly-owned by FTA HK.

(4)	Include two insignificant subsidiaries that are wholly-owned by FTA.
(5)	Manyun Software, Tianjin Zhihui, Mr. Peter Hui Zhang and Mr. Wenjian Dai hold 77.5%, 10.0%, 7.5% and 5.0% of equity interest in Manyun Cold Chain, respectively.
(6)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services.

(7)	Include eight insignificant subsidiaries that are wholly-owned by Jiangsu Manyun.
(8)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.

(9)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(10)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(11)	Include nine insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
(12)

Previously, Guiyang Huochebang was a Group VIE. In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA.

(13)	Guiyang Huochebang and FTA Information hold 83.8% and 16.2% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(14)	Include 15 insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(15)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

Contractual Arrangements with the Group VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services. We are a company registered in the Cayman Islands. See “—B. Business Overview — Regulatory Matters—Regulations Related to Foreign Investment.” Jiangsu Manyun, FTA Information and Yixing Manxian are considered as foreign-invested enterprises. We effectively control our Group VIEs through these contractual arrangements, as described in more detail below, which collectively enables us to:

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

In the opinion of CM Law Firm, our PRC legal counsel:

•

the ownership structures of Jiangsu Manyun, FTA Information, Yixing Manxian, Manyun Software, Shan’en Technology and Manyun Cold Chain in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•

before the termination date of the contractual arrangements with respect to Beijing Manxin, Shanghai Xiwei, and Guizhou FTA, the ownership structures of Jiangsu Manyun, FTA Information, Beijing Manxin, Shanghai Xiwei and Guizhou FTA in China do not violate any applicable PRC law, regulation, or rule then in effect;

•

the contractual arrangements with respect to Manyun Software, Shan’en Technology and Manyun Cold Chain governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and do not violate any applicable PRC law, regulation, or rule currently in effect; and

•

before the termination date of the contractual arrangements with respect to Beijing Manxin, Shanghai Xiwei, and Guizhou FTA, the contractual arrangements governed by PRC laws were valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations then in effect, and do not violate any applicable PRC law, regulation, or rule then in effect.

However, there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations related to the contractual arrangements. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their shareholders to conduct a substantial part of the Group’s operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

The following are summaries of (i) the currently effective contractual arrangements by and among (a) Jiangsu Manyun, Manyun Software and its shareholders, (b) FTA Information, Shan’en Technology and its shareholders and (c) Yixing Manxian, Manyun Cold Chain and its shareholders and (ii) the pre-Reorganization contractual arrangements by and among (a) Jiangsu Manyun, Shanghai Xiwei and its shareholders, (b) Jiangsu Manyun, Beijing Manxin and its shareholders, and (c) FTA Information, Guizhou FTA and its shareholders.

Summary of the Material Terms of Our Currently Effective Contractual Arrangements

Agreements that Provide Us with Effective Control over the Group VIEs and Their Respective Subsidiaries

Equity Interest Pledge Agreements.

Pursuant to the equity interest pledge agreement entered into on October 25, 2021, each shareholder of Manyun Software has pledged all of such shareholder’s equity interest in Manyun Software as a security interest, as applicable, to respectively guarantee Manyun Software and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Manyun Software or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Manyun Software agrees that, during the term of the equity interest pledge agreement, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreement remains effective until all relevant contractual arrangements have been fully performed or terminated.

On November 16, 2021, FTA Information (as pledgee), Shan’en Technology and its shareholders entered into an equity interest pledge agreement, pursuant to which each shareholder of Shan’en Technology has pledged all of such shareholder’s equity interest in Shan’en Technology as a security interest, as applicable, to respectively guarantee Shan’en Technology and its shareholders’ performance of their obligations under the relevant contractual arrangements. Such agreement contains terms substantially similar to the equity interest pledge agreement described above.

On May 24, 2022, Yixing Manxian (as pledgee), Manyun Cold Chain and its shareholders entered into an equity interest pledge agreement, pursuant to which each shareholder of Manyun Cold Chain has pledged all of such shareholder’s equity interest in Manyun Cold Chain as a security interest, as applicable, to respectively guarantee Manyun Cold Chain and its shareholders’ performance of their obligations under the relevant contractual arrangements. Such agreement contains terms substantially similar to the equity interest pledge agreement described above.

The equity interest pledges by the shareholders of Manyun Software, Shan’en Technology and Manyun Cold Chain pursuant to the respective equity interest pledge agreements have been registered with the relevant local counterpart of the State Administration for Market Regulation, or the SAMR.

Loan Agreements.

Pursuant to the respective loan agreements entered into on November 18, 2021, FTA Information agrees to provide Mr. Peter Hui Zhang and Ms. Guizhen Ma, the shareholders of Shan’en Technology, with loans in the aggregate amount of RMB 35 million and RMB 15 million, respectively, for the capital contribution to Shan’en Technology. All proceeds from such loans have been used as capital contribution to Shan’en Technology. The term of the loan agreements is ten years, which can be extended upon FTA Information’s request or approval. FTA information has the right to terminate the loan agreements either by giving a 30-day notice to the shareholders or when (i) the shareholders are unable to contribute capital to Shan’en Technology or legally hold his or her equity interests, (ii) the shareholders cease to hold equity interests in Shan’en Technology, (iii) the shareholders become incapacitated or of limited capacity or die, (iv) the shareholders commit any criminal activities, or (v) FTA Information exercises the option under the exclusive option agreement to purchase the equity interests held by the shareholders. FTA Information has the right to request the shareholders of Shan’en Technology to repay the loans within 15 days from the termination date. The repayments can be made in cash or by any other way as agreed by the parties in writing and in compliance with the applicable laws and regulations in the PRC, including but not limited to using the proceeds from transfer of equity interest in Shan’en Technology to FTA Information or a third party designated by FTA Information pursuant to the exclusive option agreement.

Spousal Consent Letters.

Pursuant to the respective spousal consent letters entered into on October 25, 2021, each of the spouses of the relevant individual shareholders of Manyun Software acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the relevant individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Manyun Software held by his or her respective spouse or over the management of Manyun Software. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Manyun Software held by their respective spouses or the performance of the above mentioned contractual arrangements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

On November 16, 2021, the spouse of each of the individual shareholders of Shan’en Technology entered into a spousal consent letter, which contains terms substantially similar to the spousal consent letter described above.

On May 24, 2022, the spouse of Mr. Peter Hui Zhang, an individual shareholder of Manyun Cold Chain, entered into a spousal consent letter, which contains terms substantially similar to the spousal consent letter described above.

Power of Attorney.

Pursuant to the power of attorney entered into on October 25, 2021, the shareholders of Manyun Software as a whole have irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholders in Manyun Software during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Manyun Software according to the applicable PRC laws and Manyun Software’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights in shareholders’ meetings, including but not limited to designating and appointing the directors of Manyun Software; (ii) asset transfer, capital reduction and capital increase of Manyun Software; and (iii) other decisions that would have a material effect on Manyun Software’s assets and operations.

On November 16, 2021, each of the shareholders of Shan’en Technology executed a power of attorney to irrevocably authorized FTA Information to exercise certain rights relating to all equity interests held by such shareholder in Shan’en Technology during the term of the power of attorney. Each power of attorney contains terms substantially similar to the power of attorney described above.

On May 24, 2022, each of the shareholders of Manyun Cold Chain executed a power of attorney to irrevocably authorized Yixing Manxian to exercise certain rights relating to all equity interests held by such shareholder in Manyun Cold Chain during the term of the power of attorney. Each power of attorney contains terms substantially similar to the power of attorney described above.

Agreements that Allow Us to Receive Economic Benefits from the Group VIEs and Their Respective Subsidiaries

Exclusive Service Agreements.

Under the exclusive service agreement entered into on October 25, 2021, Manyun Software appoints Jiangsu Manyun as its exclusive services provider to provide Manyun Software with services related to Manyun Software’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Manyun Software shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Manyun Software’s profit before taxation for the relevant year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Manyun Software’s operations to the extent agreed by Jiangsu Manyun in writing. The exclusive service agreement remains effective from October 25, 2021 unless terminated in writing by Jiangsu Manyun.

On November 16, 2021, FTA Information and Shan’en Technology entered into an exclusive service agreement, pursuant to which Shan’en Technology appoints FTA Information as its exclusive services provider to provide Shan’en Technology with services related to Shan’en Technology’s business and Shan’en Technology shall pay FTA Information annual service fees accordingly. Such agreement contains terms substantially similar to the exclusive service agreement described above. The exclusive service agreement remains effective from November 16, 2021 unless terminated in writing by FTA Information.

On May 24, 2022, Yixing Manxian and Manyun Cold Chain entered into an exclusive service agreement, pursuant to which Manyun Cold Chain appoints Yixing Manxian as its exclusive services provider to provide Manyun Cold Chain with services related to Manyun Cold Chain’s business and Manyun Cold Chain shall pay Yixing Manxian annual service fees accordingly. Such agreement contains terms substantially similar to the exclusive service agreement described above. The exclusive service agreement remains effective from May 24, 2022 unless terminated in writing by Yixing Manxian.

Agreements that Provide Us with the Options to Purchase the Equity Interests in the Group VIEs

Exclusive Option Agreements.

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

On November 16, 2021, FTA Information, Shan’en Technology and its shareholders entered into an exclusive option agreement, pursuant to which Shan’en Technology and each of its shareholders have irrevocably granted FTA Information irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Shan’en Technology. Such agreement contains terms substantially similar to the exclusive option agreement described above.

On May 24, 2022, Yixing Manxian, Manyun Cold Chain and its shareholders entered into an exclusive option agreement, pursuant to which Manyun Cold Chain and each of its shareholders have irrevocably granted Yixing Manxian irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Manyun Cold Chain. Such agreement contains terms substantially similar to the exclusive option agreement described above.

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

Agreement that Allows Us to Receive Economic Benefits from Shanghai Xiwei and its Subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Shanghai Xiwei appoints Jiangsu Manyun as its exclusive services provider to provide Shanghai Xiwei with services related to Shanghai Xiwei’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Shanghai Xiwei shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Shanghai Xiwei’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Shanghai Xiwei’s operations to the extent agreed by Jiangsu Manyun in writing. The exclusive service agreement remains effective from September 10, 2014 unless terminated in writing by Jiangsu Manyun.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Shanghai Xiwei

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Shanghai Xiwei and each of Shanghai Xiwei’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Shanghai Xiwei then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Shanghai Xiwei shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Shanghai Xiwei held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons.

Contractual Arrangements with Beijing Manxin and its Shareholders

The original set of contractual arrangements with Beijing Manxin and its shareholders was entered into in September 2014. In connection with the transfer of equity interest in Beijing Manxin by one of its shareholders, we entered into a new set of contractual arrangements with Beijing Manxin, its current shareholders and their respective spouse, as applicable, in March 2021.

Agreements that Provide Us with Effective Control over Beijing Manxin and its Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Manxin has pledged all of such shareholder’s equity interest in Beijing Manxin as a security interest, as applicable, to respectively guarantee Beijing Manxin and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Beijing Manxin or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Beijing Manxin agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. The equity interest pledges by the shareholders of Beijing Manxin pursuant to the equity interest pledge agreements were registered with the relevant local counterpart of the SAMR.

Spousal Consent Letters. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Beijing Manxin acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Beijing Manxin held by her respective spouses or over the management of Beijing Manxin. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Beijing Manxin held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Beijing Manxin has irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholder in Beijing Manxin during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Beijing Manxin according to the applicable PRC laws and Beijing Manxin’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Beijing Manxin; (ii) asset transfer, capital reduction and capital increase of Beijing Manxin; and (iii) other decisions that would have a material effect on Beijing Manxin’s assets and operations.

Agreement that Allows Us to Receive Economic Benefits from Beijing Manxin and its Subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Beijing Manxin appoints Jiangsu Manyun as its exclusive services provider to provide Beijing Manxin with services related to Beijing Manxin’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Beijing Manxin shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Beijing Manxin’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Beijing Manxin’s operations to the extent agreed by Jiangsu Manyun in writing. The exclusive service agreement remains effective from March 22, 2021 unless terminated in writing by Jiangsu Manyun.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Beijing Manxin

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Beijing Manxin and each of Beijing Manxin’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Beijing Manxin then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Beijing Manxin shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Beijing Manxin held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons.

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

Spousal Consent Letters. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Guizhou FTA acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that the applicable individual shareholders have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Guizhou FTA held by her respective spouses or over the management of Guizhou FTA. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Guizhou FTA held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

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

Agreement that Allows Us to Receive Economic Benefits from Guizhou FTA and its Subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Guizhou FTA appoints FTA Information as its exclusive services provider to provide Guizhou FTA with services related to Guizhou FTA’s business during the term of the exclusive service agreement. In consideration of the services provided by FTA Information, Guizhou FTA shall pay FTA Information annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Guizhou FTA’s profit before taxation for the previous year. Such annual service fees can be adjusted based on FTA Information’s services and Guizhou FTA’s operations to the extent agreed by FTA Information in writing. The exclusive service agreement remains effective from March 12, 2021 unless terminated in writing by FTA Information.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Guizhou FTA

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Guizhou FTA and each of Guizhou FTA’s shareholders have irrevocably granted FTA Information an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Guizhou FTA then held by its shareholders at once or at multiple times at any time in part or in whole at FTA Information’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Guizhou FTA shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Guizhou FTA held by its shareholders have been transferred or assigned to FTA Information or its designated entities or persons.

D. Property, Plants and Equipment

Please refer to “B. Business Overview—Property” for a discussion of our property, plants and equipment.

ITEM4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Overview

The FTA platform is a leading digital freight platform in China, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2022, an average number of approximately 1.88 million shippers posted shipping orders on the FTA platform each month, and 3.52 million truckers fulfilled shipping orders on the FTA platform in 2022. In 2022, the Group facilitated 119.1 million fulfilled orders with GTV of RMB261.1 billion (US$37.9 billion).

FTA was formed in 2017 through the business merger of Yunmanman and Huochebang, which were founded in 2013 and 2011, respectively. The Group has over ten years of operational track record, and in the process has accumulated valuable insights, know-how, technology and data, which we believe have provided the Group with a sustainable competitive advantage for its future growth.

The Group’s total net revenues were RMB2,580.8 million, RMB4,657.0 million and RMB6,733.6 million (US$976.3 million) in the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded net loss of RMB3,470.5 million and RMB3,654.5 million in the years ended December 31, 2020 and 2021, respectively, and recorded net income of RMB411.9 million (US$59.7 million) in 2022. The Group recorded non-GAAP adjusted net income of RMB281.1 million, RMB450.5 million and RMB1,395.4 million (US$202.3 million) in 2020, 2021 and 2022, respectively.

Monetization Model

To fulfill our mission to make logistics smarter, we have built a digital, standardized and smart platform that seamlessly connects shippers and truckers. Scalability and transaction volume are core to the Group’s platform strategy. We aim to create the broadest and deepest logistics network across distance ranges, cargo weights and types and vehicle types to maximize our network effects and provide a better user experience.

The Group grew rapidly in recent years in terms of number of users and transaction volume on the FTA platform. While we monitor transaction volume based on both fulfilled orders and GTV, we believe the number of fulfilled orders is less affected by market factors beyond our control. GTV is based on the aggregate freight prices for fulfilled orders on the FTA platform. Freight prices take into account, among other factors, fuel costs and toll fees borne by truckers, and such costs and fees have been volatile in recent periods. As GTV is affected by changes in fuel costs and toll fees, fulfilled orders offer a more meaningful measure of transaction activities on the FTA platform.

The table below sets forth average shipper MAUs, fulfilled orders and GTV for the periods indicated.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(1)	June 30, 2021	September 30, 2021		December 31, 2021		March 31, 2022		June 30, 2022	September 30, 2022	December 31, 2022
Average shipper MAUs (in millions)	0.73	1.09	1.22	1.31	1.22	1.53	1.61		1.57		1.42		1.53	1.85	1.88
Fulfilled orders (in millions)	8.2	19.2	19.8	24.6	22.1	36.0	35.3	(2)	34.8	(2)	25.2	(3)	27.8	33.5	32.6
GTV (RMB in billions)	24.7	46.9	45.2	56.9	51.5	74.0	67.3	(2)	69.5		53.6	(3)	65.8	69.6	72.0

(1)	Due to the Chinese New Year holiday season, the Group experienced a decrease in transaction activities on the FTA platform in the first quarter of 2021, compared to the fourth quarter of 2020.
(2)

The number of fulfilled orders and GTV facilitated through the FTA platform decreased sequentially in the third quarter of 2021 from the second quarter of 2021 due to (i) COVID-19 outbreaks in certain parts of China in the second half of 2021, which had an adverse effect on road transportation industry in those regions, (ii) the suspension of new user registration between July 2021 and June 2022 due to the cybersecurity review and (iii) inclement weather conditions in certain parts of China in the third quarter of 2021. In addition to regional COVID-19 outbreaks and the suspension of new user registration, the production constraints brought by electricity rationing measures also contributed to the sequential decrease in the number of fulfilled orders facilitated through the FTA platform in the fourth quarter of 2021 from the third quarter of 2021.

(3)

The number of fulfilled orders and GTV declined significantly in the first quarter of 2022 from the fourth quarter of 2021, primarily due to (i) the Chinese New Year holiday season, (ii) COVID-19 outbreaks and quarantine measures in certain parts of China in the first quarter of 2022, as well as (iii) the suspension of new user registration between July 2021 and June 2022 due to the cybersecurity review.

In addition to the growth of the FTA platform, the Group has introduced various forms of monetization that support the sustainable development of the FTA platform and provide validation for its business model. The Group generates revenue primarily from (i) freight matching services, which include freight listings, freight brokerage and transaction commission, as well as (ii) various value-added services. The Group’s revenues from freight listings, freight brokerage and transaction commission are primarily driven by the level of transaction activities on the FTA platform. Set forth below is a description of the Group’s monetization approach towards transaction activities on the FTA platform.

The Group started monetizing freight matching services in 2018 by charging membership fees from frequent shippers for the right to post more shipping orders than non-paying shippers. In the same year, the Group launched freight brokerage service through its consolidated affiliates. The consolidated affiliates enter into shipping contracts with shippers and entrust truckers on the FTA platform to fulfill those shipping orders. After the fulfillment of shipping orders, the FTA platform transfers shippers’ shipping fees to truckers and deduct the FTA platform service fees from shippers’ accounts. The consolidated affiliates earn platform service fee in connection with the freight brokerage service, which is the difference between the service fee collected from shippers and the shipping fee paid to truckers. The consolidated affiliates are obligated to pay the full amount of VAT on the service fee collected from shippers, and they receive grants from local government authorities. The Group takes into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers and truckers, the estimated amount of grants that the Group expects to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform service fee. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage.”

Building on the technology and operational know-how developed from the freight listing and brokerage services, the Group subsequently launched online transaction service through the consolidated affiliates to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. A key feature of online transaction service is that truckers are required to pay deposits to the FTA platform to secure shipping orders, which has helped to improve service quality and increase fulfillment rates. The Group also offers shippers the option to track the transactions at each step in real-time. In the second half of 2020, the Group started monetizing online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The amount of commission is charged based on shipping fee. The Group’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such commissions. The Group subsequently started collecting commissions from truckers on selected types of shipping orders originating from certain other cities. In the fourth quarter of 2022, the Group collected commissions in a total of 201 cities. The total commissioned GTV was RMB36.0 billion in the three months ended December 31, 2022, representing approximately 50% of the total nationwide GTV in the same period. The Group’s total transaction commission revenue was RMB447.8 million in the fourth quarter of 2022.

The Group also generates revenue from value-added services that cater to various essential needs of shippers and truckers, including credit solutions, insurance brokerage, electronic toll collection, or ETC, and energy services.

We believe the Group is at an early stage of monetization, because the Group launched the commission model for the online transaction service in the second half of 2020. The Group has been rolling out commissions in more cities and ramping up penetration since then. The Group may also explore other revenue models to monetize its online transaction service. As the FTA platform continues to evolve, we believe the Group will be able to achieve revenue growth as it brings incremental value to industry participants.

Key Factors Affecting the Group’s results of operations

The Group’s business and results of operations are affected by various factors, including the following key factors:

Economic and Industry Trends In China

The Group’s results of operations are affected by the overall growth and prosperity of the road transportation industry in China, which in turn is affected by several factors, such as China’s overall economic growth, the impact of the COVID-19 pandemic, the standardization and digitalization of China road transportation industry, the change in freight rate, supply and demand in China’s road transportation industry and the regulatory environment for China’s road transportation and internet service industries. Changes in any of these general industry conditions and the Group’s ability to adapt to such changes could affect its business and results of operation.

Our Ability to Attract and Retain Shippers and Truckers on the FTA Platform

The FTA platform is a leading digital freight platform in China, and the Group facilitated shipments with GTV of RMB261.1 billion (US$37.9 billion) in 2022. With over ten years of operational experience, the Group has accumulated deep industry know-how and data insights, which have enabled the Group to continuously expand its service offerings and enhance user experience on the FTA platform. The FTA platform had approximately 1.88 million shipper MAUs in the fourth quarter of 2022, representing a year-over-year growth of 19.7%, and 119.1 million truckers fulfilled shipping orders on the FTA platform in 2022.

The CRO announced the initiation of a cybersecurity review of the Yunmanman and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022. The Group will continue enhancing its operational support for new user onboarding. With the powerful networks of the FTA platform, the Group is well positioned to attract even more shippers and truckers. The growth of shippers and truckers on the FTA platform relies on, among other things, the Group’s abilities to accelerate the speed of freight matching, provide high-quality solutions and protect the interests of both shippers and truckers.

As the Group continued to drive user engagement through superior user experience offered by the FTA platform, the Group’s shipper and trucker retention rates remained steady. In the twelve months ended December 31, 2022, the Group’s 12-month retention rate of paying shippers was approximately 83%, which is calculated by dividing the number of shippers who were both paying members in January 2022 and active shippers in December 2022 by the number of paying members in December 2022. In December 2022, the Group’s next month’s retention rate of truckers was approximately 85%, which is calculated by dividing the number of truckers who responded to the shipping orders on the FTA platform in both November and December 2022 by the number of truckers who responded to shipping orders on the FTA platform in November 2022.

Our Ability to Drive Engagement and Transaction Activities of Users on the FTA Platform

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

Our Ability to Monetize the Group’s Services

The Group’s profitability will depend to a large extent on its ability to monetize the online transaction service of matching shippers with truckers. Historically, the Group’s revenue from its digital freight platform primarily consisted of membership fees from shippers and service fees from shippers using the freight brokerage service. The Group started charging commissions from truckers in the second half of 2020 for selected types of shipments that originated from an initial batch of three cities. We believe the new revenue model is supported by our compelling value propositions to both shippers and truckers, and we have introduced this revenue model to additional cities and experienced success in these cities. In the three months ended December 31, 2022, the Group collected commissions in a total of 201 cities. The total commissioned GTV was RMB36.0 billion in the three months ended December 31, 2022, representing approximately 50% of the total nationwide GTV in the same period. The transaction commission revenue amounted to 23.3% of the Group’s total revenues in the three months ended December 31, 2022. We believe there are significant opportunities to introduce the new revenue model to more cities and raise commission rate, although our ability to continue to capture such opportunities remains untested. Our efforts to monetize the online transaction service will significantly affect the Group’s results of operations. In addition, we plan to enhance our monetization capability by broadening the Group’s offerings and providing new value-added services and innovative initiatives catering to various essential needs of shippers and truckers on the FTA platform, which may bring us incremental revenue opportunities.

Our Ability to Leverage Our Scale of Business to Manage Operating Costs and Expenses

The Group’s results of operations depend on its ability to manage its costs and expenses. We believe the Group’s marketplace model has significant operating leverage and enables the Group to realize structural cost savings. The Group’s increasing scale of business and synergies across its business lines may lead to lower marginal operating costs and expenses. For example, the costs associated with the operation of the FTA platform and the Group’s operating expenses do not increase at the same pace as its GTV, as the Group does not require a proportional increase in the size of its workforce to support such growth. We believe the Group’s continued investment in technology and infrastructure also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. On the other hand, we may seek to expand the Group’s market share in the intra-city and LTL segments, and the Group may offer more user incentives and incur increased marketing expenses. The Group’s profitability will depend on the cost efficiency of its marketing efforts in relation to some or all of these new initiatives.

The Group’s consolidated affiliates pay a significant amount of VAT to government authorities in connection with the freight brokerage service. They also receive government grants as an incentive for developing the local economy and business. VAT, related tax surcharges and other tax costs, net of grants from government authorities, represents a major portion of the Group’s cost of revenues. As such, the Group’s profitability will be affected by policies with respect to government grants.

Impact of COVID-19

In an effort to halt the outbreaks of COVID-19, the PRC government placed significant restrictions on travel within China and closed certain businesses during certain periods from January 2020 to December 2022. While the Group has resumed normal business operations, it experienced certain disruptions in its operations as a result of the government-imposed suspensions due to the COVID-19 outbreak in China. A substantial number of the Group’s offices were closed for certain periods in February and March of 2020. The Group’s offices in Nanjing also implemented work-from-home arrangements for certain periods in July and August 2021.

China’s economy in general, and China’s road transportation industry in particular, showed signs of recovery during the second quarter of 2020. Meanwhile, as offline logistics parks had to stay closed due to COVID-19, digitalization of road transportation industry has accelerated, with shipping postings increasingly moving online, which resulted in an increase in transaction activities on the FTA platform. The GTV on the FTA platform was RMB46.9 billion in the second quarter of 2020, representing an increase of 89.6% from the first quarter in 2020. There have been additional COVID-19 outbreaks in China since July 2021. The COVID-19 outbreaks, together with other factors, contributed to sequential decreases in the number of fulfilled orders in the third and fourth quarters of 2021 from the respective previous quarters, and a sequential decrease in GTV in the third quarter of 2021 from the second quarter of 2021. In addition, due to lock downs during the COVID-19 pandemic, the Group experienced year-on-year declines in both GTV and fulfilled orders in 2022.

Since December 2022, the PRC government has largely lifted pandemic-related restrictions on travel and business operations. Nonetheless, any future COVID-19 outbreaks in China may adversely affect the Group’s business, results of operations, financial position and cash flows.

Components of Results of Operations

Revenues

In 2020 and 2021, the Group’s revenues consisted of revenues from freight matching services and value-added services primarily provided through the consolidated affiliates. Following the effectiveness of the Reorganization in 2022, the Group generates revenues from (i) freight matching services provided through the consolidated affiliates, and (ii) value-added services primarily provided through our PRC subsidiaries.

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues(1)
Freight matching services	1,947,016	75.5	3,946,882	84.7	5,656,651	820,137	84.0
Freight brokerage	1,365,207	52.9	2,497,779	53.6	3,360,313	487,200	49.9
Freight listings	538,665	20.9	753,031	16.2	852,380	123,583	12.7
Transaction commission	43,144	1.7	696,072	14.9	1,443,958	209,354	21.4
Value-added services	633,804	24.5	710,137	15.3	1,076,993	156,150	16.0
Credit solutions	472,841	18.3	520,086	11.2	796,356	115,461	11.8
Other value-added services	160,963	6.2	190,051	4.1	280,637	40,689	4.2

Total	2,580,820	100.0	4,657,019	100.0	6,733,644	976,287	100.0

(1)

The Group recognizes revenue without deducting the related VAT, as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. RMB1,434.0 million, RMB2,620.4 million and RMB3,550.9 (US$514.8 million) of the Group’s revenues were attributable to VAT in the years ended December 31, 2020, 2021 and 2022, respectively, which were primarily related to VAT charged for freight brokerage services. The gross amount of VAT included in the cost of revenues was RMB1,832.6 million, RMB3,510.7 million and RMB4,518.9 (US$655.2 million) in the years ended December 31, 2020, 2021 and 2022, respectively, which was primarily related to VAT charged for freight brokerage services.

Freight Matching Services

The Group’s revenue from freight matching services consists of revenues from freight listings, freight brokerage and transaction commission. The Group provides freight matching services through the consolidated affiliates.

Freight Listings

The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are charged membership fees for the right to post additional orders on the FTA platform beyond such limit. Membership fee is prepaid by shippers registered on the FTA platform for activating their rights of posting additional shipping orders on the platform. Revenue from shippers’ membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of shipping orders posted depending on the specific terms in membership agreements.

Freight Brokerage

To provide freight brokerage service, the Group through the consolidated affiliates enters into contracts with shippers on the FTA platform to provide them with shipping service and platform service, and with truckers on the FTA platform to purchase the shipping service. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers is the FTA platform service fees, which are recognized as the Group’s revenues on a net basis at the point of fulfillment of the shipping orders.

In connection with the freight brokerage service, the consolidated affiliates assume legal obligations to pay VAT that are assessed on the entire selling price of the shipping service and platform service pursuant to the contracts with shippers. The Group’s net revenue from freight brokerage services is recognized without deducting VAT as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. The gross amount of VAT related to freight brokerage services included in the cost of revenues was RMB1,763.4 million, RMB3,380.9 million and RMB4,322.8 (US$626.7 million) in the years ended December 31, 2020, 2021 and 2022, respectively.

The gross amount of VAT related to freight brokerage services that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in the years ended December 31, 2020, 2021 and 2022. Nevertheless, the consolidated affiliates received grants from local government authorities as an incentive for developing the local economy and business. We take into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers, the estimated amount of government grants that they expect to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform service fee. The amount of government grants was RMB938.7 million, RMB1,559.8 million and RMB1,979.6 (US$287.0 million) in the years ended December 31, 2020, 2021 and 2022, respectively, which was included in the Group’s cost of revenues to offset its VAT obligation.

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

Revenue Recognized in Income Statement	Amount (RMB)	Explanatory note
Shipping fee and platform service fee received from the shipper, including VAT of RMB89 assuming VAT rate of 9%	1,068	VAT is included in the transaction price with the shipper.

Less: shipping fee paid to the trucker	(1,000)	The shipping fee is agreed between the shipper and the trucker.

Net revenue recognized	68	The difference between the amount the consolidated affiliates collect from the shippers and the amount they pay to the truckers is the FTA platform service fee.

Cost of Revenue Recognized in Income Statement(1)	Amount (RMB)	Explanatory note
VAT payable to tax authorities and recorded in cost of revenue	89

Less: Government grants based on VAT	(45)	The consolidated affiliates receive government grants based on VAT from local government authorities, and the amount of government grants may vary across jurisdictions and over time.
Net VAT recognized in cost of revenues	44

(1)	While there are other less significant tax costs associated with an actual freight brokerage transaction, only government grants are included in the calculation above.

Transaction Commission

From August 2020, the Group started charging commissions from truckers through the consolidated affiliates when they take selected types of shipping orders originating from certain cities. The commission fee charged for a shipping order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue when the shipper and the trucker reach an agreement as this is the point in time the consolidated affiliates complete the matching service. For additional information, please see “—Our Monetization Model.”

Value-Added Services

We offer credit solutions to shippers and truckers and other value-added services to insurance companies, highway authorities, gas station operators, automakers and dealers to help them meet various essential needs of shippers and truckers. Such services were primarily provided through the consolidated affiliates in 2020 and 2021. Following the effectiveness of the Reorganization in 2022, such services are primarily provided through our PRC subsidiaries.

Credit Solutions

The Group’s credit solutions consist of (i) on-balance sheet loans, which are funded by our small loan company and (ii) off-balance sheet loans, which are funded by our institutional funding partners. The Group generates (i) interest revenue from on-balance sheet loans that are funded by us through the trusts established by us or our small loan company and (ii) revenue from loan facilitation, post-origination and guarantee services from off-balance sheet loans. Currently, a major portion of our cash loans to truckers and working capital loans to shippers are on-balance sheet loans, and a small portion of cash loans to truckers and working capital loans to shippers are off-balance sheet loans. Historically, the Group also funded on-balance sheet loans through trusts established by us. Such arrangement was terminated in March 2022. As of December 31, 2022, the total outstanding balance of the on-balance sheet loans was RMB2,648.4 million (US$384.0 million).

The Group guarantees off-balance sheet loans facilitated by it. As of December 31, 2022, the amount of guarantee liabilities in relation to the Group’s loan guarantee arrangements was immaterial.

Other Value-Added Services

The Group generates revenue from other value-added services by charging (i) commissions from insurance companies for facilitating the sale of insurance policies to shippers and truckers, (ii) service fees from highway authorities for promoting ETC cards to truckers and service fees from truckers for account top-up, (iii) service fees from gas station operators for generating sales leads or facilitating wholesale of fuel and (iv) service fees from automakers and dealers for sales leads generated or collected on the FTA platform. The Group offers various forms of incentives to the platform shippers and truckers. Incentives given to users were accounted for as reductions to revenue from other value-added services, up to the point where the net historical cumulative customer level revenue was reduced to zero. Those additional incentive costs that would have caused the customer level revenue to be negative were classified as selling and marketing expenses.

Cost of Revenues

The Group’s cost of revenues consists of (i) VAT, related tax surcharges and other tax costs, net of grants from government authorities, (ii) payroll and related expenses for employees involved in operating the FTA platform, (iii) technology service fee, (iv) commission fee paid to third-party payment platform, (v) funding costs related to credit solution services and (vi) others. The following table sets forth a breakdown of the Group’s cost of revenues, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
VAT, related tax surcharges and other tax costs, net of grants from government authorities(1)	1,099,661	42.6	2,257,721	48.5	3,167,807	459,289	47.1
Payroll and related expenses for employees	62,349	2.4	99,055	2.1	134,572	19,511	2.0
Technology service fee	37,461	1.5	115,815	2.5	130,110	18,864	1.9
Commission fee paid to third-party payment platform	59,127	2.3	35,892	0.8	74,352	10,780	1.1
Funding costs related to credit solution services	37,232	1.4	13,495	0.3	1,981	287	0.0
Others(2)	20,187	0.8	18,020	0.3	5,729	831	0.1

Total	1,316,017	51.0	2,539,998	54.5	3,514,551	509,562	52.2

(1)

In the years ended December 31, 2020, 2021 and 2022, the gross amount of VAT was RMB1,832.6 million, RMB3,510.7 million and RMB4,518.9 million (US$655.2 million), respectively, of which RMB1,763.4 million, RMB3,380.9 million and RMB4,322.8 million (US$626.7 million) was related to freight brokerage service; the amount of related tax surcharges and other tax costs was RMB305.9 million, RMB594.6 million, and RMB928.1 million (US$134.6 million), respectively, substantially all of which was related to freight brokerage service; the amount of government grants (including government grants based on VAT and related tax surcharges) from government authorities was RMB1,038.8 million, RMB1,847.6 million and RMB2,279.2 million (US$330.5 million), respectively, substantially all of which was related to freight brokerage service.

(2)	Other cost of revenues primarily consists of miscellaneous items such as costs associated with winding down a small legacy business and other platform operation costs.

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

General and Administrative Expenses

The Group’s general and administrative expenses mainly consist of (i) compensation costs for executive management and administrative employees, (ii) daily operating expenses relating to administrative functions and (iii) allowance for doubtful accounts. The Group’s general and administrative expenses may increase modestly in the near future, as the Group may incur additional expenses related to its operations as a public company.

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

The Group recognized share-based compensation expense of RMB3,486.3 million, RMB3,837.9 million and RMB919.3 million (US$133.3 million) in the years ended December 31, 2020, 2021 and 2022, respectively, representing 135.1%, 82.4% and 13.7% of the Group’s revenues in those respective periods. The following table sets forth a breakdown of share-based compensation expense by function for the periods indicated.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	3,341,145	3,728,421	809,194	117,322
Sales and marketing expenses	94,640	56,975	39,771	5,766
Research and development expenses	42,680	48,777	63,884	9,262
Cost of revenues	7,842	3,740	6,406	929

Total	3,486,307	3,837,913	919,255	133,279

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

Results of Operations

The following table sets forth a summary of the Group’s consolidated results of operations for the periods presented, in absolute amount for the periods presented and as a percentage of its revenues. This information should be read together with the Group’s consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues (including value-added taxes, “VAT”, of RMB1,434,015, RMB2,620,355 and RMB3,550,878 for the years ended December 31, 2020, 2021 and 2022 respectively)	2,580,820	100.0	4,657,019	100.0	6,733,644	976,287	100.0

Cost of revenues (including VAT net of refund of VAT in the form of government grants, of RMB893,909, RMB 1,950,935 and RMB2,539,297 million for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,316,017)	(51.0)	(2,539,998)	(54.5)	(3,514,551)	(509,562)	(52.2)
Sales and marketing expenses	(454,343)	(17.6)	(837,301)	(18.0)	(902,269)	(130,817)	(13.4)
General and administrative expenses	(3,938,565)	(152.6)	(4,271,152)	(91.7)	(1,417,933)	(205,581)	(21.1)
Research and development expenses	(413,369)	(16.0)	(729,668)	(15.7)	(914,151)	(132,539)	(13.6)
Provision for loans receivables	(94,160)	(3.6)	(97,658)	(2.1)	(194,272)	(28,167)	(2.9)
Total operating expenses	(6,216,454)	(240.9)	(8,475,777)	(182.0)	(6,943,176)	(1,006,666)	(103.1)

Other operating income	21,031	0.8	22,815	0.5	47,530	6,891	0.7
Loss from operations	(3,614,603)	(140.1)	(3,795,943)	(81.5)	(162,002)	(23,488)	(2.4)

Other income (expense):
Interest income	209,832	8.1	234,651	5.0	483,658	70,124	7.2
Interest expenses	(8,367)	(0.3)	(40)	(0.0)	(175)	(25)	(0.0)
Foreign exchange (loss) gain	(21,276)	(0.8)	(15,468)	(0.3)	15,048	2,182	0.2
Investment income	3,321	0.1	28,317	0.6	5,411	785	0.1
Unrealized gains (losses) from fair value changes of short term investments and derivative assets	18,140	0.7	23,967	0.5	(63,390)	(9,191)	(0.9)
Other (expenses) income, net	(5,559)	(0.2)	7,067	0.2	230,631	33,438	3.4
Impairment loss	(22,030)	(0.9)	(111,567)	(2.4)	—	—	—
Share of loss in equity method investees	(11,054)	(0.4)	(11,321)	(0.2)	(1,246)	(181)	(0.0)
Total other income	163,007	6.3	155,606	3.3	669,937	97,132	9.9

Net (loss) income before income tax	(3,451,596)	(133.7)	(3,640,337)	(78.2)	507,935	73,644	7.5

Income tax expense	(19,336)	(0.7)	(14,191)	(0.3)	(96,035)	(13,924)	(1.4)
Net (loss) income from continuing operations	(3,470,932)	(134.5)	(3,654,528)	(78.5)	411,900	59,720	6.1

Net income from discontinued operations, net of tax	452	0.0	—	—	—	—	—

Net (loss) income	(3,470,480)	(134.5)	(3,654,528)	(78.5)	411,900	59,720	6.1

Year Ended December 31, 2022 Compared To Year Ended December 31, 2021

Revenues

The Group recorded revenues of RMB4,657.0 million and RMB6,733.6 million (US$976.3 million) in 2021 and 2022, respectively. VAT are included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that the Group is the primary obligor of the VAT in the PRC. RMB2,620.4 million and RMB3,550.9 million (US$514.8 million) of the Group’s revenues were attributable to VAT in 2021 and 2022, respectively, which were primarily related to VAT charged for freight brokerage services, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which the consolidated affiliates act as agents) and the platform service fees earned by the Group.

Revenues from freight matching services increased by 43.3% from RMB3,946.9 million in 2021 to RMB5,656.7 million (US$820.1 million) in 2022 due to an increase in revenues from freight brokerage service, freight listing service and transaction commission.

•

Revenue from freight brokerage service increased by 34.5% from RMB2,497.8 million in 2021 to RMB3,360.3 million (US$487.2 million) in 2022, primarily driven by continued growth in transaction volume as a result of improved user penetration.

•	Revenue from freight listing service increased by 13.2% from RMB753.0 million in 2021 to RMB852.4 million (US$123.6 million) in 2022, primarily attributable to an increase in total paying members.

•

Revenue from transaction commission increased by 107.4% from RMB696.1 million in 2021 to RMB1,444.0 million (US$209.4 million) in 2022, primarily driven by continued ramp-up of commissioned GTV penetration.

Revenues from value-added services increased by 51.7% from RMB710.1 million in 2021 to RMB1,077.0 million (US$156.2 million) in 2022, attributable to an increase in revenues from credit solutions and other value-added services.

•

Revenues from credit solutions increased by 53.1% from RMB520.1 million in 2021 to RMB796.4 million (US$115.5 million) in 2022, primarily due to an increase in the amount of loans funded and facilitated by the Group to address market demand.

•

Revenues from other value-added services increased by 47.7% from RMB190.1 million in 2021 to RMB280.6 million (US$40.7 million) in 2022, primarily due to our ability to provide diversified value added services.

Cost of Revenues

The Group’s cost of revenues increased by 38.4% from RMB2,540.0 million in 2021 to RMB3,514.6 million (US$509.6 million) in 2022. The increase was primarily due to an increase in VAT, related tax surcharges and other tax costs, and net of grants from government authorities.

VAT, related tax surcharges and other tax costs, net of grants from government authorities increased by 40.3% from RMB2,257.7 million in 2021 to RMB3,167.8 million (US$459.3 million) in 2022, primarily due to an increase in such costs related to the Group’s freight brokerage service driven by increased transaction activities involving such service.

Payroll and related expenses for employees increased by 35.9% from RMB99.1 million in 2021 to RMB134.6 million (US$19.5 million) in 2022, primarily attributable to increased salary and benefits expenses as a result of an increase in the customer service headcount in order to improve our customer experience.

Technology service fee increased by 12.3% from RMB115.8 million in 2021 to RMB130.1 million (US$18.9 million) in 2022, primarily attributable to the increased fees related to cloud and other technology services driven by the expansion of the Group’s business.

Commission fee paid to third-party payment platform increased by 107.2% from RMB35.9 million in 2021 to RMB74.4 million (US$10.8 million) in 2022, primarily attributable to a decrease in fee rebate.

Funding costs related to credit solution services decreased by 85.3% from RMB13.5 million in 2021 to RMB2.0 million (US$0.3 million) in 2022, due to a decrease in trust administration fees, as the relevant trusts were terminated in March 2022.

Sales and Marketing Expenses

The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Sales and marketing expenses	837,301	18.0	902,269	130,817	13.4
Share-based compensation expense included in sales and marketing expenses	56,975	1.2	39,771	5,766	0.6

The Group’s sales and marketing expenses increased by 7.8% from RMB837.3 million in 2021 to RMB902.3 million (US$130.8 million) in 2022, and the Group’s sales and marketing expenses as a percentage of its net revenues decreased from 18.0% to 13.4% during the same period. The increase in absolute amount was primarily due to an increase in salary and benefits expenses by RMB164.0 million (US$23.8 million) primarily driven by higher sales and marketing headcount, partially offset by a decrease in advertising and promotion expenses by RMB114.1 million (US$16.5 million) primarily due to moderate new user acquisition in 2022.

General and Administrative Expenses

The table below sets forth general and administrative expenses, as well as share-based compensation expenses and compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
General and administrative expenses	4,271,152	91.7	1,417,933	205,581	21.1
Share-based compensation expense included in general and administrative expenses	3,728,421	80.1	809,194	117,322	12.0
Compensation expense resulting from repurchase of ordinary shares and convertible redeemable preferred shares in excess of fair value included in general and administrative expenses	78,478	1.7	—	—	—

The Group’s general and administrative expenses decreased by 66.8% from RMB4,271.2 million in 2021 to RMB1,417.9 million (US$205.6 million) in 2022, and the Group’s general and administrative expenses as a percentage of its net revenues decreased from 91.7% to 21.1% during the same period. The decrease in absolute amount was primarily due to lower share-based compensation expenses, partially offset by an increase in professional service fees as well as an increase in salary and benefits expenses driven by higher general and administrative headcount.

Research and Development Expenses

The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Research and development expenses	729,668	15.7	914,151	132,539	13.6
Share-based compensation expense included in research and development expenses	48,777	1.0	63,884	9,262	0.9

The Group’s research and development expenses increased by 25.3% from RMB729.7 million in 2021 to RMB914.2 million (US$132.5 million) in 2022, primarily due to an increase in salary and benefits expenses by RMB169.2 million (US$24.5 million) driven by higher research and development headcount. The Group’s research and development expenses as a percentage of its net revenues decreased from 15.7% to 13.6% in 2021 to 2022.

Provision for Loans Receivables

The Group’s provision for loan receivable increased by 98.9% from RMB97.7 million in 2021 to RMB194.3 million (US$28.2 million) in 2022 due to increased loan volume.

Other Operating Income

The Group’s other operating income increased by 108.3% from RMB22.8 million in 2021 to RMB47.5 million (US$6.9 million) in 2022, primarily attributable to an increase in subsidies received from local governments.

Interest Income

The Group recognized interest income of RMB483.7 million (US$70.1 million) in 2022, as compared to RMB234.7 million in 2021, primarily due to an increase in interest rate yields on the Group’s U.S. dollar-denominated cash holdings outside the PRC.

Interest Expenses

The Group recognized interest expenses of RMB40 thousand and RMB175 thousand (US$25 thousand) in 2021 and 2022, respectively, which was attributable to the loans incurred by an acquired company.

Foreign Exchange (Loss) Gain

The Group recognized foreign exchange gain of RMB15.0 million (US$2.2 million) in 2022, as compared to a foreign exchange loss of RMB15.5 million in 2021. The gain in 2022 was primarily due to the appreciation of U.S. dollars against Renminbi.

Investment Income

The Group recognized investment income of RMB5.4 million (US$0.8 million) in 2022, which was primarily related to the maturity of the Group’s short-term investments.

Unrealized Gains (Losses) from Fair Value Changes of Short Term Investments and Derivative Assets

The Group recognized loss from fair value changes of short term investments and derivative assets of RMB63.4 million (US$9.2 million) in 2022, as compared to gains of RMB24.0 million in 2021. The loss in 2022 was primarily driven by the fair value changes in the Group’s short-term investments.

Other (Expenses) Income, Net

The Group’s other (expenses) income, net increased significantly from an net income of RMB7.1 million in 2021 to an net income of RMB230.6 million (US$33.4 million) in 2022, primarily attributable to the ADR fee income of RMB229.5 million (US$33.3 million) received in 2022 from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses. For details of fees received from the depositary bank, please refer to “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares”.

Impairment Loss

The Group’s impairment loss was RMB111.6 million and nil in 2021 and 2022, respectively.

Income Tax Expense

The Group recognized income tax expense of RMB96.0 million (US$13.9 million) in 2022, as compared to income tax expense of RMB14.2 million in 2021, primarily attributable to the U.S. withholding tax of RMB68.9 million (US$10.0 million) imposed on the ADR fee income received in 2022 and an increase in withholding tax of RMB13.0 million (US$1.9 million) on taxable interest income in the PRC.

Net (Loss) Income

As a result of the foregoing, the Group incurred a net income of RMB411.9 million (US$59.7 million) in 2022, as compared to a net loss of RMB3,654.5 million in 2021.

Year Ended December 31, 2021 Compared To Year Ended December 31, 2020

For a discussion of the Group’s results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022.

Non-GAAP Financial Measures

In evaluating the Group’s business, we consider and use non-GAAP adjusted operating income and non-GAAP adjusted net income, each a non-GAAP financial measure, as supplemental measures to review and assess the Group’s operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP adjusted operating income as loss from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions and (iv) compensation cost incurred in relation to continuing service terms in business acquisitions. We define non-GAAP adjusted net income as net (loss)/income excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax.

With respect to amortization of intangible assets resulting from business acquisitions, the relevant intangible assets were recorded as part of purchase accounting and contribute to revenue generation of the Group. Amortization of intangible assets resulting from business acquisitions will recur in future periods until such intangible assets have been fully amortized.

We present non-GAAP financial measures because they are used by our management to evaluate the Group’s operating performance and formulate business plans. The Group’s non-GAAP financial measures enable our management to assess the Group’s operating results without considering the impact of (i) share-based compensation expense, amortization of intangible assets resulting from business acquisitions and provision for long-term investment, which are non-cash charges, (ii) compensation expense resulting from repurchase of ordinary shares in excess of fair value and compensation cost incurred in relation to business acquisitions, which are non-recurring charges, (iii) net income from discontinued operations, net of tax, which is non-recurring. We also believe that the use of non-GAAP measures facilitates investors’ assessment of the Group’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The Group’s non-GAAP financial measures do not reflect all items of expense that affect the Group’s operations.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income and non-GAAP adjusted net income should not be considered in isolation or construed as an alternative to operating loss and net (loss)/income or any other measure of performance or as an indicator of the Group’s operating performance. The Group’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

The following table reconciles the Group’s unaudited non-GAAP adjusted operating income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is loss from operations.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Loss from operations	(3,614,603)	(3,795,943)	(162,002)	(23,488)
Add:
Share-based compensation expense	3,486,307	3,837,913	919,255	133,279
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	234,113	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	42,200	45,204	56,484	8,189
Compensation cost incurred in relation to business acquisitions	—	43,153	21,914	3,177

Non-GAAP adjusted operating income	148,017	208,805	835,651	121,157

The following table reconciles the Group’s unaudited non-GAAP adjusted net income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net (loss) Income	(3,470,480)	(3,654,528)	411,900	59,720
Add:
Share-based compensation expense	3,486,307	3,837,913	919,255	133,279
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	234,113	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	42,200	45,204	56,484	8,189
Compensation cost incurred in relation to business acquisitions	—	43,153	21,914	3,177
Impairment of long-term investment	—	111,567	—	—
Tax effects of non-GAAP adjustments(1)	(10,550)	(11,301)	(14,120)	(2,047)
Less:
Net income from discontinued operations, net of tax	452	—	—	—

Non-GAAP adjusted net income	281,138	450,486	1,395,433	202,318

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares (prior to our initial public offering), issuance of ordinary shares and bank borrowings, which have historically been sufficient to meet the Group’s working capital and capital expenditure requirements. As of December 31, 2022, the Group had cash and cash equivalents of RMB5,137.3 million (US$744.8 million), as compared to cash and cash equivalents of RMB 4,284.3 million as of December 31, 2021. The increase was primarily due to the maturity of short-term investments.

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

The following table sets forth a summary of the locations of the Group’s cash and cash equivalents as of December 31, 2022:

As of December 31, 2022
(in thousands)
Cash located outside of the PRC
— in U.S. dollars	US$49,620
— in HK dollars	HK$2,342 (US$300)(1)
— in RMB	RMB366 (US$52)
Cash located in the PRC
— held by our subsidiaries in U.S. dollars	US$731
— held by our subsidiaries in RMB	RMB2,310,013 (US$331,679)
— held by the Group VIEs and their subsidiaries in RMB	RMB2,474,166 (US$355,249)

(1)

The translations from HK dollars to U.S. dollars were made at a rate of HK$7.8015 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022.

The consolidated affiliates pay a significant amount of VAT to local tax authorities in connection with the freight brokerage service. The consolidated affiliates also receive grants from local government authorities as an incentive for developing the local economy and business. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage.” The consolidated affiliates generally receive government grants related to freight brokerage service one to six months after the corresponding freight brokerage transaction takes place. The amount of government grants is determined based on the Group’s agreements with the relevant local government authorities. The consolidated affiliates have not historically experienced any difficulties or significant delays in receiving government grants that materially and adversely affected the Group’s financial condition.

Taking into account the financial resources available to the Group, including its cash and cash equivalents on hand and the net proceeds from our initial public offering and concurrent private placement, we believe that the Group has sufficient working capital to meet its anticipated working capital requirements, including capital expenditures in the ordinary course of business for the next 12 months from the date of this annual report.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	574,742	(211,419)	(15,520)	(2,248)
Net cash (used in)/provided by investing activities	(2,690,895)	(14,398,973)	2,131,221	309,000
Net cash provided by/(used in) financing activities	8,324,448	8,901,514	(1,330,175)	(192,857)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(127,770)	(87,677)	71,932	10,425

Operating Activities

Net cash used in operating activities was RMB15.5 million (US$2.2 million) in 2022, primarily due to a net income of RMB411.9 million (US$59.7 million), adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loan receivables of RMB1,065.1 million (US$154.4 million) as the Group funded more loans originated on the FTA platform, (ii) an increase in prepayments and other current assets of RMB943.2 million (US$136.8 million) primarily due to increases in government grants and interest receivables and (iii) an increase in deferred tax assets of RMB21.0 million (US$3.0 million). The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB158.2 million (US$22.9 million) primarily relating to an increase in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services and an increase in accrued salary payables, (ii) an increase in other tax payable of RMB82.8 million (US$12.0 million) and (iii) an increase in prepaid for freight listing fees and other service fees of RMB78.8 million (US$11.4 million) primarily attributable to an increase in total paying members. The amount was further adjusted by (i) share-based compensation of RMB919.3 million (US$133.3 million), (ii) provision for loans receivable of RMB194.3 million (US$28.2 million), (iii) depreciation and amortization of RMB88.3 million (US$12.8 million) and (iv) unrealized loss from fair value changes of short term investments and derivative assets of RMB63.4 million (US$9.2 million).

Net cash used in operating activities was RMB211.4 million in 2021, primarily due to net loss of RMB3,654.5 million, adjusted to add back (i) depreciation and amortization of RMB67.4 million, (ii) share-based compensation of RMB3,628.6 million, (iii) modification of options of RMB209.3 million, (iv) provision for loans receivable of RMB97.7 million, primarily in relation to the Group’s on-balance sheet loans, and (v) an impairment loss and others of RMB96.1 million related to full impairment provision recognized on two of the Group’s long-term investments. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in prepayments and other current assets of RMB656.0 million due to increases in government grants, the balance in our escrow account to fund loans originated on the FTA platform and interest receivables, and (ii) an increase in loan receivables of RMB561.4 million as the Group funded more loans originated on the FTA platform. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB385.7 million, primarily relating to an increase in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services, and (ii) an increase in other tax payable of RMB191.6 million, primarily relating to an increase in individual income tax withholding obligations.

Net cash provided by operating activities was RMB574.7 million in 2020, primarily due to net loss of RMB3,470.5 million, adjusted to add back (i) depreciation and amortization of RMB63.7 million, (ii) share-based compensation of RMB3,254.3 million, (iii) modification of options of RMB232.0 million, and (iv) provision for loans receivables of RMB94.2 million, primarily in relation to the Group’s on-balance sheet loans. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily an increase in prepayments and other current assets of RMB27.8 million, primarily due to an increase in advances made in connection with our ETC credit card service, as the industry has shifted from ETC debit card to ETC credit card in response to regulatory change. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) a decrease in loans receivables of RMB80.0 million, primarily due to the decrease in the amount of the Group’s on-balance sheet loans, as the Group terminated certain cash loan products and implemented conservative credit policies to enhance the quality of loan portfolio and (ii) an increase in accrued expenses and other current liabilities of RMB233.5 million, primarily relating to an increase in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added service.

Investing Activities

Net cash provided by investing activities was RMB2,131.2 million (US$309.0 million) in 2022, which was primarily attributable to proceeds from matured short-term investment of RMB86,901.5 million (US$12,599.5 million), partially offset by (i) purchases of short-term investments of RMB84,599.7 million (US$12,265.8 million), (ii) purchases of property and equipment, land use rights and intangible assets of RMB85.7 million (US$12.4 million), and (iii) payment for acquisition of subsidiaries, net of cash acquired of RMB76.6 million (US$11.1 million).

Net cash used in investing activities in 2021 was RMB14,399.0 million, which was primarily attributable to (i) cash paid for short-term investment of RMB23,340.3 million, which were primarily short-term time deposits, and (ii) payment for investment in equity investees of RMB887.3 million, (iii) payment for the acquisition of subsidiaries, net of cash acquired of RMB242.0 million, partially offset by proceeds from matured short-term investment of RMB10,069.3 million, which were short-term time deposits.

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

Financing Activities

Net cash used in financing activities was RMB1,330.2 million (US$192.9 million) in 2022, which was primarily attributable to (i) cash paid for repurchase of ordinary shares of RMB884.4 million (US$128.2 million) and (ii) taxes paid for employees through repurchase of ordinary shares of RMB508.0 millio (US$73.7 million), partially offset by capital received from redeemable non-controlling interests of RMB71.2 million (US$10.3 million).

Net cash provided by financing activities in 2021 was RMB8,901.5 million, which was primarily attributable to (i) proceeds from our initial public offering and the concurrent private placement in the amount of RMB11,059.0 million and (ii) proceeds from issuing additional Series A-16 preferred shares in the amount of RMB385.8 million, partially offset by cash paid for repurchase of ordinary shares and convertible redeemable preferred shares of RMB2,585.4 million.

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

Shareholder Loan

On November 12, 2020, our board approved a loan in the amount of US$200 million, or the shareholder loan, to Mr. Gang Wang, a minority shareholder who beneficially owns less than 5% of the total outstanding shares of our Company. As an angel investor in Yunmanman, he helped to steer the historical merger between Yunmanman and Huochebang. He was elected the chairman of our board of directors after the merger, and he resigned from our board on November 10, 2020 to pursue other endeavors. The loan was secured by a share charge over certain shares beneficially owned by Mr. Wang. The number of charged shares should be calculated based on the fair market value of such shares, determined from time to time, with a loan-to-value ratio of 90%, and as of November 21, 2020, the date on which the loan agreement was signed, 398,508,891 Series A-5 preferred shares were subject to the share charge. The loan had a term of five years and was interest free for the first two years and would bear a fixed interest of 1% per year for the remaining three years.

Pursuant to the share surrender and loan repayment agreement dated April 14, 2022, the Company settled the shareholder loan on May 7, 2022 by accepting the surrender of 560,224,090 Class A ordinary shares beneficially owned by Mr. Wang. Pursuant to such agreement, the number of surrender shares was determined based on the closing price of our ADSs on the NYSE on May 4, 2022, or US$7.14 per ADS, which implied a price of US$0.357 per Class A ordinary share.

Capital Expenditures

The Group made capital expenditures of RMB53.1 million, RMB43.2 million and RMB85.7 million (US$12.4 million) in the years ended December 31, 2020, 2021 and 2022, respectively. The Group’s capital expenditures were mainly used for purchases of property and equipment. The Group will continue to make capital expenditures to meet the expected growth of its business.

Contingent Liabilities

Shareholder Class Action Lawsuits

In re Full Truck Alliance Co. Ltd. Securities Litigation, No. 654232/2021 (Sup. Ct. N.Y.)

On July 7, 2021, FTA and certain of its current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. An additional action was subsequently filed in the Supreme Court of the State of New York. On October 20, 2021, the two actions were consolidated and re-captioned as “In re Full Truck Alliance Co. Ltd. Securities Litigation.” A Consolidated Amended Complaint was submitted on November 29, 2021, and FTA filed its motion to dismiss on January 31, 2022. Plaintiffs filed their opposition to FTA’s motion to dismiss on March 31, 2022. FTA filed its reply in support of its motion to dismiss on April 29, 2022. A hearing was held on January 19, 2023.

The action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities pursuant or traceable to the
IPO. The Consolidated Amended Complaint alleges violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Company’s Registration Statement issued in connection with the IPO. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

Pratyush Kohli v. Full Truck Alliance Co. Ltd., et al., Case No. 1:21-cv-03903 (E.D.N.Y.)

On July 12, 2021, FTA, certain of its current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Eastern District of New York. On September 13, 2022, an amended class action complaint was filed. On November 1, 2022, a SAC was filed, which FTA and certain other defendants moved to dismiss on February 2, 2023. Plaintiffs submitted their opposition to FTA’s motion to dismiss on April 3, 2023.

The action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities from June 22, 2021 to July 2, 2021. The SAC alleges violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Company’s Registration Statement issued in connection with the IPO. The SAC also alleges violations of Section 10(b) and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Securities Exchange Act of 1934. It is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome.

Cybersecurity Review

The CRO announced the initiation of a cybersecurity review of the Yunmanman apps and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. The Group fully cooperated with the CRO to facilitate its review process. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022.

Except for disclosed above, as of December 31, 2020, 2021 and 2022, respectively, the Group did not have any material contingent liabilities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by period
	Total		Less than 1 Year	1 – 2 Years	2 – 3 Years	More than 3 Years
	RMB	US$	RMB

	(in thousands)
Operating lease liabilities	84,546	12,258	45,624	31,559	7,363	—

Total	84,546	12,258	45,624	31,559	7,363	—

Operating lease liabilities represent the Group’s obligations for leasing offices, substantially all of which are located in PRC. The lease agreement of the Group’s headquarter office is subsidized and paid by a local government authority subject to certain performance targets which the Group met for the past years and believes it will continue to meet for the remaining lease period. RMB70.9 million (US$10.3 million) of the lease liabilities included above will be paid by the subsidies.

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB45.8 million (US$6.6 million) as of December 31, 2022. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

The Group provides financial guarantees for loans that it facilitates for certain institutional funding partners to shippers and truckers on the FTA platform. The Group is obligated to compensate the institutional funding partners for the principal and interest payment in the event of the borrowers’ default. As of December 31, 2022, the amount of guarantee liabilities in relation to such arrangements was immaterial, and the maximum potential undiscounted future payment the Group would be required to make was RMB212.3 million (US$30.8 million).

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

Material Related Party Transactions

The Group enters into transactions with its related parties from time to time. For more details about the Group’s related party transactions during 2020, 2021 and 2022, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” The Group’s transactions with related parties during 2020, 2021 and 2022 were conducted on an arm’s length basis, and they did not distort the Group’s results of operations or make the Group’s historical results not reflective of its future performance.

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

C. Research and Development

The Group’s research and development efforts primarily focus on improving the user-friendliness of its existing services and solutions, designing new services and solutions for platform users, and optimizing and enhancing its technological infrastructure. The Group incurred RMB413.4 million, RMB729.7 million and RMB914.2 million (US$132.5 million) of research and development expenses in the years ended December 31, 2020, 2021 and 2022, respectively, accounting for 16.0%, 15.7% and 13.6% of the Group’s revenue during the same periods, respectively.

The Group’s talented research and development team and robust cloud-based technological infrastructure enable it to continuously introduce new innovations and offer high quality user experience. As of December 31, 2022, the Group’s research and development team consisted of 1,572 members. The Group’s research and development team includes big data engineers that maintain the Group’s database and develop its data technology, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of the FTA platform, as well as platform development engineers that develop and implement products and services on the FTA platform.

D. Trend Information

Please refer to “—A. Operating Results” for a discussion of the most recent trends in the Group’s services, sales and marketing by the end of 2022. In addition, please refer to discussions included in such item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on the Group’s revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of the Group’s future operating results or financial condition.

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

Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive (loss) income.

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

Valuation of Ordinary Shares in Measurement of Share-Based Compensation

We account for share options granted to employees and directors as a lability award or an equity award in accordance with ASC 718, Stock Compensation. We recorded RMB3,428.9 million, RMB3,837.9 million and RMB897.0 million (US$130.1 million) in the years ended December 31, 2020, 2021 and 2022, respectively, in share-based compensation expenses in relation to the share options granted by the Company.

Prior to the completion of our initial public offering in June 2021, we determined the fair value of ordinary shares underlying each share option granted based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involved inherent uncertainties and the application of judgment. If factors change or different assumptions were used, the share-based compensation expenses could be materially different for any period. Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we used in the valuation model were based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

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

In order to determine the fair value of our ordinary shares underlying each share-based award grant prior to our initial public offering, we first determined our business entity value, or BEV, and then allocated the BEV to each element of our capital structure (redeemable convertible preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to redeemable convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2020 in light of the preparations for our initial public offering. In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Assumptions and estimates are no longer necessary to determine the fair value of our ordinary shares after the listing of our ADSs on the NYSE.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Peter Hui Zhang	44	Founder, chairman, chief executive officer and director
Guizhen Ma	41	Director
Wenjian Dai	48	Director

Name	Age	Position(s)
Richard Weidong Ji	55	Director
Shanshan Guo	43	Independent director
Jennifer Xinzhe Li	55	Independent Director
Simon Chong Cai	40	Chief Financial Officer
Langbo Guo	51	Chief Strategy Officer
Kai Shen	42	Chief Risk Officer and General Counsel
Zhenghong Wang	46	Chief Customer Officer

Peter Hui Zhang is our founder and has served as the chairman of our board of directors since November 2020, our chief executive officer since December 2018 and a director since December 2017. Mr. Zhang currently holds various positions in other members of our Company, including legal representative, director and general manager. Previously, he was the chief executive officer of Yunmanman from its inception in November 2013 to December 2018. Prior to founding Yunmanman, Mr. Zhang served as a senior customer manager of the regional operations and sales unit of Alibaba Group Holding Limited, or Alibaba Group, a technology company listed on the NYSE (ticker symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from February 2005 to March 2011. Mr. Zhang graduated from Nanjing University of Aeronautics and Astronautics in the PRC with a major in electronics and information technology in June 2000. He also received a master’s degree in electronic systems from Nanjing University of Posts and Telecommunications in the PRC in July 2007.

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

Shanshan Guo has served as our director since December 2017 and was determined by our board of directors to be an independent director in April 2021. From November 2020 to December 2020, he was an independent director of Ucommune International Ltd., an agile office space manager and provider listed on the NASDAQ (ticker symbol: UK). Mr. Guo is currently a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in October 2010, he served at McKinsey & Consulting Company Inc. Shanghai from 2006 to 2010. Prior to that, Mr. Guo served in the logistics division at BS Home Appliances Co., Ltd. from 2004 to 2005. Mr. Guo received his bachelor of arts degree in English from Chongqing University in the PRC in June 2002 and master of science degree in information and knowledge management from Loughborough University in the United Kingdom in December 2003.

Jennifer Xinzhe Li has served as our director since April 2021 and was determined by our board of directors to be an independent director in April 2021. She has also served as an independent director of a number of listed companies, including an independent director and a member of the compensation committee of ABB Ltd. (a technology company listed on the NYSE (ticker symbol: ABB)) since 2018 and a member of the supervisory board of SAP SE (a software company listed on the NYSE (ticker symbol: SAP)) since May 2022. Previously, Ms. Li served as an independent director of KONE Corporation (an engineering and service company listed on the Helsinki Stock Exchange (ticker symbol: KNEBV)) from March 2021 to February 2023, an independent director and a member of the compensation committee of Flex Ltd. (a supply chain and manufacturing solutions provider listed on the NASDAQ (ticker symbol: FLEX)) from January 2018 to August 2022, a director, the chairperson of the audit committee and a member of each of the consumer relationships and regulation committee, the nominating and corporate governance committee and the finance committee of Philip Morris International Inc. (a cigarette and tobacco manufacturing company listed on the NYSE (ticker symbol: PM)) from 2010 to 2021 and a director of The Hongkong and Shanghai Banking Corporation Limited, which is a subsidiary of HSBC Holdings plc (a banking and financial services institution listed on the NYSE (ticker symbol: HSBC), the Hong Kong Stock Exchange (stock code: 0005) and the London Stock Exchange (ticker symbol: HSBA)) from September 2014 to June 2021. She was formerly the chief executive officer of Baidu Capital in 2018 and the chief financial officer of Baidu Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from 2008 to 2017. From 1994 to 2008, Ms. Li held a number of senior finance positions at various General Motors Company (an automotive manufacturing company listed on the NYSE (ticker symbol: GM)) companies in China, Singapore, the United States and Canada, and was promoted to the chief financial officer of General Motors’ business in China and the North American Operations Controller of General Motors Acceptance Corporation. Ms. Li received her bachelor of arts degree with major in English from Tsinghua University in the PRC in July 1990 and her master of business administration (MBA) degree from the University of British Columbia in Canada in May 1994.

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

Zhenghong Wang has served as our chief customer officer since May 2021 and has been our head of operations committee since September 2020. Previously, Mr. Wang was the vice president of operations of Yunmanman from 2016 to 2019. Prior to joining our Group, from May 2014 to January 2016, he served as the vice president of Beijing Chengshi Wanglin Information Technology Co., Ltd., which is a subsidiary of 58.com Inc. (a company operating a life service platform and listed on the NYSE (ticker symbol: WUBA)). Mr. Wang served as a senior regional manager of a business-to-business unit of Alibaba Group from July 2004 to April 2014. Mr. Wang received his bachelor’s degree in business management from Xi’an Jiaotong University in the PRC in July 1999.

B. Compensation

In 2022, the Group paid aggregate cash compensation of approximately RMB22.1 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

In 2021, we repurchased a number of ordinary shares and options from certain of our executive officers. In 2022, we repurchased a number of Class A ordinary shares that correspond to part of the vested share-based awards previously granted to certain of our employees and executive officers. For more information, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—Transactions with Certain Executive Officers” and “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment unilaterally at any time under certain circumstances involving the executive officer, such as serious violation of laws or regulations, serious violation of our labor discipline or rules and regulations, serious dereliction of duty and/or misconduct for personal gains or prosecution for criminal liability. We may also terminate an executive officer’s employment with 30-day written notice under certain specified circumstances relating to the executive officer’s inability to perform his or her duties. The executive officer may resign at any time with a 30-day written notice, except for certain specified circumstances.

Each executive officer has agreed to keep our trade secrets that come to his or her knowledge strictly confidential. Trade secrets include but are not limited to information/proprietary technology, business information, internal organization information and documents listed as top secret and confidential by us. After termination of an executive officer’s employment, his or her confidential obligations remain effective until the relevant confidential information has become generally available to the public, which shall not be due to such executive officer’s fault.

In addition, each executive officer has agreed to be bound by non-competition restriction during the term of his or her employment and for two tears following the termination of employment. Specifically, each executive officer has agreed not to, among others, (i) directly or indirectly engage in or participate in any competitive conduct and/or transaction or work related to competitive business, or have an interest in a competitive business or competitor, (ii) prompt any of our directors or management personnel to resign, (iii) prompt any client, supplier, licensee, licensor or other business partner of our Company to terminate or change business relationship with us, or (iv) receive remuneration or obtain benefits from a competitor. We have agreed to pay non-competition compensation during the non-competition period, and such compensation shall be 30% of the executive officer’s average monthly wage in the 12 months prior to termination.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

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

We have set up an employee incentive plan trust with Futu Trustee Limited as the trustee and Master Quality Group Limited as the nominee of the trustee. Master Quality Group Limited holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. As of March 31, 2023, Master Quality Group Limited holds 277,800,735 Class A ordinary shares. Upon satisfaction of applicable vesting conditions, Class A ordinary shares held by Master Quality Group Limited may be transferred to the relevant participants. Pursuant to the trust deed, neither the trustee nor the nominee may exercise the voting rights associated with the shares held by the nominee.

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

Award Grants

As of March 31, 2023, options to purchase 45,573,378 Class A ordinary shares were granted and outstanding under the 2018 Plan. We previously granted options to certain directors and executive officers. As of March 31, 2023, our directors and executive officers did not hold any outstanding options under the 2018 Plan.

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

Award Grants

We granted options to certain employees under the 2021 Plan. As of March 31, 2023, options to purchase 207,646,585 Class A ordinary shares were granted and outstanding under the 2021 Plan. We granted ordinary shares to certain of our directors and executive officers under the 2021 Plan. For share ownership by our directors and executive officers, see “—E. Share Ownership”.

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

The Group acquired Beijing Bang Li De Network Technology Co., Ltd., or TYT, a private company offering equipment transportation services, in December 2021. Upon the completion of the acquisition, ordinary shares in TYT held by non-controlling interest holders, who are also management of the TYT, are restricted and subject to a four-year vesting period since July 1, 2022.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2023 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares issued and outstanding as of March 31, 2023 is 21,408,410,594, comprising 19,091,365,926 Class A ordinary shares and 2,317,044,668 Class B ordinary shares.

Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Directors and Executive Officers**:
Peter Hui Zhang(1)	14,820,977	2,317,044,668	10.9%	78.5%
Guizhen Ma	*	—	*	*
Wenjian Dai	*	—	*	*
Richard Weidong Ji(2)	845,385,952	—	3.9%	1.0%
Shanshan Guo	—	—	—	—
Jennifer Xinzhe Li	*	—	*	*
Simon Chong Cai	*	—	*	*
Langbo Guo	*	—	*	*

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Kai Shen	*	—	*	*
Zhenghong Wang	*	—	*	*
All directors and executive officers as a Group	1,020,747,226	2,317,044,668	15.6%	79.6%
Principal Shareholders:
SVF entities(3)	3,506,576,689	—	16.4%	4.0%
Full Load Logistics(1)	—	2,317,044,668	10.8%	78.5%
Sequoia Funds(4)	1,197,815,180	—	5.6%	1.4%

*	Less than 1% of our total outstanding shares.
**

The business addresses for our directors and executive officers are 6 Keji Road, Huaxi District, Guiyang, Guizhou 550025, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2023, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2023, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2023.

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

(1)

The number of ordinary shares beneficially owned is as of March 31, 2023, and consists of (i) 2,317,044,668 Class B ordinary shares held by Full Load Logistics, and (ii) 14,820,977 of the Class A ordinary shares held by Master Quality Group Limited, which Mr. Peter Hui Zhang has dispositive power over. Full Load Logistics is a limited liability company incorporated in the British Virgin Islands with registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, VG1110. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang. Master Quality Group Limited is the nominee of an employee incentive plan trust and holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals.

(2)

The number of ordinary shares beneficially owned is as of March 31, 2023, and consists of (i) 487,196,872 Class A ordinary shares held by All-Stars SP VI Limited, (ii) 68,045,540 Class A ordinary shares held by All-Stars SP VIII Limited, (iii) 234,187,020 Class A ordinary shares held by All-Stars PESP II Limited, (iv) 34,821,060 Class A ordinary shares and 2,073,680 Class A ordinary shares in the form of 103,684 ADSs held by All-Stars PEIISP IV Limited, (v) 8,426,320 Class A ordinary shares in the form of 421,316 ADSs held by All-Stars Investment Master Fund and (vi) 10,635,460 Class A ordinary shares in the form of 531,773 ADSs held by Mr. Richard Weidong Ji.

Each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund is a limited liability company incorporated in the British Virgin Islands with registered office at Ritter House, Wickhams Cay II, Road Town, VG1110, Tortola, British Virgin Islands. Mr. Richard Weidong Ji is one of the directors of each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund and shares the voting and investment powers over the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund. Mr. Ji may therefore be deemed to be the beneficial owner of the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund.

(3)

The number of ordinary shares beneficially owned is as of December 31, 2022, as reported in the Amendment No. 1 to the Schedule 13G filed jointly by the Softbank funds on February 14, 2023, and consists of 3,506,576,689 Class A ordinary shares in the form of 175,328,834 ADSs held by SVF Truck (Singapore) Pte. Ltd. (“SVF Truck”) as record holder.

Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF Truck. SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) of Softbank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of Softbank Vision Fund L.P.’s investments. As a result of these relationships, each of SBIA UK, SoftBank Vision Fund LP, SVF Holdings (UK) LLP, SVF Holdings (Singapore) Pte. Ltd., and SVF Truck may be deemed to share beneficial ownership of the securities held of record by SVF Truck.

The address for each of SBIA UK and SVF Holdings (UK) LLP is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SoftBank Vision Fund LP is Aztec Group House 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH. The address for each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck is 138 Market Street #27-01A, Capitagreen, Singapore 048926.

(4)

The number of ordinary shares beneficially owned is as of December 31, 2022, as reported in the Amendment No.2 to the Schedule 13G filed jointly by the Sequoia funds and their control persons on February 14, 2023, and consists of 1,197,815,180 Class A ordinary shares, including (i) 261,158,080 Class A ordinary shares in the form of 13,057,904 ADSs held by Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (ii) 383,031,840 Class A ordinary shares in the form of 19,151,592 ADSs held by Sequoia Capital Global Growth Fund III—2020-B, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (iii) 499,188,820 Class A ordinary shares in the form of 24,959,441 ADSs held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) 54,436,440 Class A ordinary shares in the form of 2,721,822 ADSs held by SCC Growth IV 2018-H, L.P., an exempted limited partnership formed under the laws of the Cayman Islands.

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

As of March 31, 2023, a total of 13,325,645,458 Class A ordinary shares are held by 8 record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the Group VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

Pursuant to our shareholders’ agreement entered into on November 17, 2020 (as acceded to from time to time), among our Company, certain subsidiaries of our Company, holders of our ordinary shares, certain individuals parties thereto, and holders of our preferred shares, we have granted certain registration rights to holders of our Class A ordinary shares issued upon conversion of our preferred shares immediately prior to the completion of our IPO.

Parties to the agreement include over 10 entities that held our ordinary shares prior to our IPO as follows: (i) Dai WJ Holdings Limited, (ii) Liu XF Holdings Limited, (iii) Tang TG Holdings Limited, (iv) Luo P Holdings Limited, (v) Great Oak Trading LTD., (vi) DWJ Partners Limited, (vii) Master Quality Group Limited, (viii) GENG XF Holdings Limited, (ix) CLOUSE S.A. (acting for the account of its compartment 27), (x) PESP VIII Limited, (xi) AROMA TALENT LIMITED, (xii) Full Load Logistics Information Co., Ltd. and (xiii) Star Beauty Global Limited.

Parties to the agreement include over 80 legal entities that held our preferred shares prior to our IPO as follows: (i) Morespark Limited, (ii) Hillhouse TCA TRK Holdings Limited, (iii) Hillhouse TRK-III Holdings Limited, (iv) Shanghai Dingbei Enterprise Management Consulting Partnership (Limited Partnership), (v) Redview Capital Investment VI Limited, (vi) HERO FINE GROUP LIMITED, (vii) Eastern Bell International XXIV Limited, (viii) Violet Springs International Ltd, (ix) Pantheon Access Co-Investment Program, L.P.—Series 140, (x) Pantheon Multi-Strategy Primary Program 2014, L.P.—Series 200, (xi) Pantheon International PLC, (xii) GGV Capital VI L.P., (xiii) GGV Capital VI Plus L.P., (xiv) GGV VII Investments Pte. Ltd., (xv) GGV Capital VI Entrepreneurs Fund L.P., (xvi) GGV VII Plus Investments Pte. Ltd., (xvii) GGV (FT) LLC, (xviii) Genesis Capital I LP, (xix) SUN DRAGON LIMITED, (xx) Tencent Mobility Limited, (xxi) All-Stars SP VI Limited, (xxii) Teng Yue Partners Master Fund, LP, (xxiii) Teng Yue Partners RDLT, LP, (xxiv) TYP Holdings, LLC, (xxv) IFC CATALYST FUND, LP, (xxvi) IFC GLOBAL EMERGING MARKETS FUND OF FUNDS, LP, (xxvii) BAIDU CAPITAL L.P., (xxviii) Marble Investment Company Limited, (xxix) TECHGIANT LIMITED, (xxx) All-Stars PESP II Limited, (xxxi) All-Stars SP VIII Limited, (xxxii) All-Stars PEIISP IV Limited, (xxxiii) Truck Work Logistics Information Co., Ltd., (xxxiv) Lightspeed China Partners I, L.P., (xxxv) Lightspeed China Partners I-A, L.P., (xxxvi) LIGHTSPEED VENTURE PARTNERS SELECT II, L.P., (xxxvii) Lightspeed Opportunity Fund, L.P., (xxxviii) SCC Venture V Holdco I, Ltd., (xxxix) SCC GROWTH IV 2018-H, L.P., (xl) Sunshine Logistics Investment Limited, (xli) Tyrus-DA Global Sharing Economy No. 2, (xlii) Capital Champion Holdings Limited, (xliii) Xiang He Fund I, L.P., (xliv) Xiang He Fund II, L.P., (xlv) Xiang He Fund Gamma, L.P., (xlvi) CMC Scania Holdings Limited, (xlvii) CMC Scania II Limited, (xlviii) Internet Fund IV Pte. Ltd., (xlix) Artist Growth Opportunity Fund I LP, (l) Artist Growth Opportunity I LP, (li) Guiyang Venture Capital Co., Ltd., (lii) Eastern Bell V Investment Limited, (liii) Eastern Bell International II Limited, (liv) Fortune Nice International Limited, (lv) SVF Truck (Singapore) Pte. Ltd., (lvi) SVF II Sage Subco (Singapore) Pte. Ltd., (lvii) Kite Holdings, LLC, (lviii) CapitalG LP, (lix) Scottish Mortgage Investment Trust plc, (lx) Super Trolley Investment Limited, (lxi) Super Mini Investment Limited, (lxii) Super Kar Investment Limited, (lxiii) Super Van Investment Limited, (lxiv) Super Truck Investment Limited, (lxv) Full Load Logistics Information Co. Ltd, (lxvi) Rose World Capital Limited, (lxvii) North Land Global Limited, (lxviii) WF ASIAN RECONNAISSANCE FUND LIMITED, (lxix) DYNAMIC MOVE INVESTMENTS LIMITED, (lxx) GSR VENTURES VI (SINGAPORE) PTE. LTD., (lxxi) China Internet Investment Fund (Limited Partnership), (lxxii) Shanghai Shengjia Xinlue Investment Center LLP, (lxxiii) Propitious Morningstar Limited, (lxxiv) Ning Zhang, (lxxv) TR China Holdings 8, (lxxvi) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—2020-B, L.P., (lxxvii) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—ENDURANCE PARTNERS, L.P., (lxxviii) Titanium Growth Investment Limited (formerly Permira PGO1 SPV Limited), (lxxix) Fidelity China Special Situations PLC, (lxxx) Fidelity Investment Funds, (lxxxi) Fidelity Funds, (lxxxii) ERI-BayernInvest-Fonds Aktien Asien, (lxxxiii) Racing Sports Limited, and (lxxxiv) SCEP Master Fund.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with JYBD

Jiayibingding (Beijing) E-commerce Co., Ltd., or JYBD, is an equity investee of our Company. The consideration payable for our equity investment in JYBD had been fully paid. The Group had revenue from JYBD in the amount of RMB9.4 million, nil and RMB0.3 million (US$43.5 thousand) in 2020, 2021 and 2022, respectively. The revenue in 2020 and 2022 was generated from lead-generation service provided to JYBD.

The Group accrued service fee to JYBD in the amount of nil, RMB12.5 million and RMB7.5 million (US$1.1 million) in 2020, 2021 and 2022, respectively, for road rescue service provided by JYBD.

Transactions with Horgos

Horgos Yinghuo Management Consulting Co., Ltd., or Horgos, is a company in which Mr. Gang Wang indirectly owned 40% equity interest as of December 31, 2020. Mr. Gang Wang is a minority shareholder of our Company. The Group had revenue from Horgos in the amount of RMB0.9 million, nil and nil in 2020, 2021 and 2022, respectively. The revenue in 2020 was generated from lead-generation service provided to Horgos.

Transactions with Plus

Plus is an equity investee of our Company. In August 2020, we granted a US$6.25 million loan to Plus with a fixed interest rate of 1.0%, which became due in November 2020. The balance of such loan has been fully repaid.

Transactions with Euclidean

Euclidean Investment LLC, or Euclidean, is a company controlled by Mr. David Wanqian Liu, co-founder of Plus.

In November 2020, we repurchased an aggregate of 34,022,775 ordinary shares from Euclidean for a total repurchase price of US$12.5 million. These ordinary shares were issued to Euclidean in December 2018 and January 2019, in connection with our acquisition of shares in Plus. As of December 31, 2021 and 2022, the Group had amounts due to Euclidean of RMB8.0 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from Euclidean.

Transactions with Sigma

Sigma Point Investment LLC, or Sigma, is a company controlled by Mr. Hao Zheng, co-founder of Plus.

In November 2020, we repurchased an aggregate of 34,022,775 ordinary shares from Sigma for a total repurchase price of US$12.5 million. These ordinary shares were issued to Sigma in December 2018 and January 2019, in connection with our acquisition of shares in Plus. As of December 31, 2021 and 2022, the Group had amounts due to Sigma of RMB8.0 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from Sigma.

Transactions with DWJ and DWJ Partners

Dai WJ Holdings Limited, or DWJ, is a shareholder of our Company, and it is ultimately controlled by a trust of which Mr. Wenjian Dai, a director and formerly an executive officer of our Company, is the settlor. Mr. Dai and his family members are among the beneficiaries.

In July 2020, we repurchased an aggregate of 163,309,322 ordinary shares from DWJ for a total repurchase price of US$60.0 million. In June 2021, we repurchased an aggregate of 91,236,935 Class A ordinary shares from DWJ for a total repurchase price of US$90.0 million. As of December 31, 2021 and 2022, the Group had amounts due to DWJ of RMB80.5 million and RMB63.0 million (US$9.1 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from DWJ.

DWJ Partners Limited, or DWJ Partners, is a company controlled Mr. Wenjian Dai. In January 2021, we repurchased an aggregate of 10,000,000 ordinary shares from DWJ Partners for a total repurchase price of US$3.7 million. As of December 31, 2021 and 2022, the Group had amounts due to DWJ Partners of RMB1.8 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from DWJ Partners.

Transactions with LXF

Liu XF Holdings Limited, or LXF, is a shareholder of our Company, and it is controlled by Mr. Xianfu Liu, formerly an executive officer of our Company.

In July 2020, we repurchased an aggregate of 27,218,220 ordinary shares from LXF for a total repurchase price of US$10.0 million. In June 2021, we repurchased an aggregate of 15,206,156 Class A ordinary shares from LXF for a total repurchase price of US$15.0 million. As of December 31, 2021 and 2022, the Group had amounts due to LXF of RMB15.9 million and RMB17.4 million (US$2.5 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from LXF.

Transactions with TTG

Tang TG Holdings Limited, or TTG, is a shareholder of our Company, and it is controlled by Mr. Tianguang Tang, formerly an executive officer of our Company.

In June 2021, we repurchased an aggregate of 40,549,749 Class A ordinary shares from TTG for a total repurchase price of US$40.0 million. As of December 31, 2021 and 2022, the Group had amounts due to TTG of RMB25.5 million and RMB27.9 million (US$4.0 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from TTG.

Transactions with GXF

Geng XF Holdings Limited, or GXF, is a company controlled by Ms. Geng Xiaofang, a shareholder of our Company.

In June 2021, we repurchased an aggregate of 20,274,875 Class A ordinary shares from GXF for a total repurchase price of US$20.0 million. As of December 31, 2021 and 2022, the Group had amounts due to GXF of RMB12.8 million and RMB13.9 million (US$2.0 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from GXF.

Transactions with Capital Champion Holdings Limited

Capital Champion Holdings Limited is a shareholder of our Company.

In June 2021, we repurchased an aggregate of 105,675,493 Class A ordinary shares from Capital Champion Holdings Limited for a total repurchase price of US$104.2 million. As of December 31, 2021 and 2022, the Group had amounts due to Capital Champion Holdings Limited of RMB27.4 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from Capital Champion Holdings Limited.

Transactions with Certain Executive Officers

In 2020, we repurchased an aggregate of 19,556,058 ordinary shares and options to purchase an aggregate of 1,111,929 ordinary shares from certain of our executive officers for a total repurchase price of US$11.2 million and US$0.6 million, respectively. In 2022, we repurchased an aggregate of 246,929,216 ordinary shares from certain of our executive officers for a total repurchae price of US$116.6 million.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our sixth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-256564), initially filed with the SEC on May 27, 2021. Our shareholders adopted our sixth amended and restated memorandum and articles of association by special resolutions passed on April 14, 2021, and effective immediately prior to the completion of our initial public offering of Class A ordinary shares represented by our ADSs.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the income tax treaty between the United States and the PRC, or the Treaty. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

As discussed below under “—Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company, or PFIC, in 2022 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, United States Holders are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we are classified as a PFIC in any taxable year.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—E. Taxation — People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC in 2022 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Based on the past and projected composition of the Group’s income and assets, and the valuation of its assets, including goodwill (which we have determined based on trading price of our ADSs), we believe there is a significant risk that we were a PFIC in 2022 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status. The composition of the Group’s assets and income may also be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). The ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends.”

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

Sale, Exchange or Other Taxable Disposition of ADSs or Class A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, if you do not claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our Company uses Renminbi as its reporting currency. All of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our Company and our subsidiary in Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, the Group had foreign exchange loss of RMB21.3 million and RMB15.5 million in the years ended December 31, 2020 and 2021, respectively, and had foreign exchange gain of RMB15.0 million (US$2.2 million) in the year ended December 31, 2022.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

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

As of December 31, 2022, the Group had Renminbi-denominated cash and cash equivalents, restricted cash and short-term investments of RMB5,298 million, and U.S. dollar-denominated cash, cash equivalents, restricted cash and short-term investments of US$3,016 million. Assuming the Group had converted RMB5,298 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, its U.S. dollar cash balance would have been US$3,784 million. If the RMB had depreciated by 10% against the U.S. dollar, its U.S. dollar cash balance would have been US$3,707 million instead. Assuming the Group had converted US$3,016 million into RMB at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, its RMB cash balance would have been RMB26,100 million. If the RMB had depreciated by 10% against the U.S. dollar, its RMB cash balance would have been RMB28,411 million instead.

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

Inflation

Since our inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

In 2022, we received US$23.9 million after deduction of applicable U.S. withholding tax of US$10.2 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2020, 2021 and 2022.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

In June 2021, we completed our IPO and was listed on the NYSE and sold an aggregate of 82,500,000 ADSs, representing 1,650,000,000 Class A ordinary shares at a public offering price of US$19.00 per ADS. The IPO raised a total of US$1,507.7 million in net proceeds after deduction of underwriting discounts, commissions and expenses. The effective date of our registration statement on Form F-1, as amended (File No. 333-256564) was June 21, 2021.

As of December 31, 2022, we had not used any of the net proceeds received from the IPO.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2022, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal Control over Financial Reporting

As of December 31, 2022, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of the Group’s consolidated financial statements for 2020 and 2021 has been remediated.

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

We have implemented a number of measures to address our identified material weakness., including, among others: (i) we have implemented regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel; (ii) we have developed and implemented a comprehensive set of financial reporting policies and procedures, including a more systematical contract management for those signed under overseas holding company and timely communication between legal and finance department to analyze the terms and accounting impacts of significant financing or investing contracts, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; and (iii) we have hired additional resources to strengthen the financial reporting function and set up a financial and system control framework.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-4 of this annual report.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Jennifer Xinzhe Li, who is an independent director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to our directors, employees, advisors and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our F-1 registration statement (File No. 333-256564), as amended, initially filed with the SEC on May 27, 2021, and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at ir.fulltruckalliance.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No.
1113) has served as our
independent
public
accountant
for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this annual report.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, for the years indicated.

	For the Year Ended December 31,
	2021	2022
	(In thousands of US dollars)
Audit Fees (1)	2,000	1,850
Audit-Related Fees (2)	126	1,216

Total	2,126	3,066

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

We repurchased an aggregate of 259,095,756 Class A ordinary shares from certain employees and the nominee of an employee incentive plan trust set up by us for an aggregate consideration of US$122,293,197 in privately negotiated transactions on July 6, 2022. The repurchased shares correspond to part of the vested share-based awards previously granted to the relevant employees (including management members) of our Company. The repurchase price was US$0.472 per Class A ordinary share, which was determined by dividing US$9.440, the closing price of our ADS on July 5, 2022, by 20, which is the ratio of our Class A ordinary shares to ADS.

The above share repurchases were conducted pursuant to resolutions of our board of directors, which authorized us to repurchase Class A ordinary shares corresponding to vested share-based awards granted under our share incentive plans. Such repurchases are intended to enable the grantees to realize the benefit from some of their vested share-based awards through privately negotiated transactions as opposed to reselling such shares into the open market. The repurchases were funded from our existing cash balance.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Cayman Companies Act, our home country. Currently, our board of directors is composed of six members, only two of whom are independent directors. Our compensation committee is composed of two members, none of whom are independent directors. Our nominating and corporate governance committee is composed of two members, none of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal year ended December 31, 2021, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our Company is incorporated in the Cayman Islands. Our VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our Company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e., the applicable foreign jurisdiction with respect to Deloitte Touche Tohmatsu Certified Public Accountants LLP) has a controlling financial interest with respect to our Company or any of our consolidated foreign operating entities.

No member of the board of directors of our Company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our Company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Full Truck Alliance Co. Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on April 14, 2021 (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Specimen of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

2.3	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-257112) filed with the Securities and Exchange Commission on June 15, 2021)

2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

Exhibit Number	Description of Exhibit

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.3	English translation of the Equity Interest Pledge Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.4	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Manyun Software, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.5	English translation of the Power of Attorney by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.6	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.7	English translation of the Exclusive Option Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.8	English translation of the Equity Interest Pledge Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.9	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Shan’en Technology, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.10	English translation of the Power of Attorney by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2021)

4.11	English translation of the Exclusive Service Agreement between FTA Information and Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

Exhibit Number	Description of Exhibit

4.12	English translation of the Exclusive Option Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.13	English translation of the executed form of the Loan Agreements between FTA Information and each individual shareholder of Shan’en Technology, dated November 18, 2021, as currently in effect, and a schedule of all executed Loan Agreements adopting the same form (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.14*	English translation of the Equity Interest Pledge Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated May 24, 2022

4.15*	English translation of the Spousal Consent Letter granted by the spouse of an individual shareholder of Manyun Cold Chain, dated May 24, 2022

4.16*	English translation of the Power of Attorney by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated May 24, 2022

4.17*	English translation of the Exclusive Service Agreement between Yixing Manxian and Manyun Cold Chain, dated May 24, 2022

4.18*	English translation of the Exclusive Option Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated May 24, 2022

4.19	The Loan Agreement by and among the Registrant, Gang Wang and Mesterywang Investments Limited, as borrowers, dated November 21, 2020 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.20	The Charge over Shares in the Registrant between Gang Wang, as borrower, Truck Work Logistics Information Co., Ltd, as chargor and the Registrant as secured party, dated November 21, 2020 (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.21	The Share Surrender and Loan Repayment Agreement among Gang Wang, Mesterywang Investments Limited, Truck Work Logistics Information Co., Ltd, and the Registrant, dated April 14, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.22	Second Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.23	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

Exhibit Number	Description of Exhibit

4.24	Amendment No.1 to 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.25	Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated December 3, 2018 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.26	Amendment to Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated February 25, 2021 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.27	Deed of Change of Trustee for the Trust Deed Relating to Master Quality Trust among the Registrant as company, The Core Trust Company Limited as original trustee, Master Quality Group Limited as nominee and Futu Trustee Limited as new trustee, dated December 9, 2021 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.28*	Amendment by and between Full Truck Alliance Co. Ltd., Futu Trustee Limited and Master Quality Group Limited, dated February 11, 2022

4.29	Warrant to Purchase Shares of Full Truck Alliance Co. Ltd., dated April 15, 2021 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of CM Law Firm

15.3**	Certification by the Chief Executive Officer pursuant to Item 16I(a) of Form 20-F

101.INS*	Inline XBRL Instance Document. the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit Number	Description of Exhibit

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FULL TRUCK ALLIANCE CO. LTD.

By:	/s/ Peter Hui Zhang
Name: Peter Hui Zhang
Title: Chairman and Chief Executive Officer

Date: April 19, 2023

FULL TRUCK ALLIANCE CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Full Truck Alliance Co. Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2022 and the related notes and the financial statements schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience Translation
Our audits also comprehended the translation of Renminbi (“RMB”) amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition — Refer to Notes 2.18 to the financial statements
Critical Audit Matter Description
The Company generated 84% of its revenues from freight matching services in 2022. The Company’s revenue from freight matching services consists of transaction-based fees made up of a significant volume of low-dollar
transactions, sourced from multiple systems, databases, and other tools. The processing and recording of revenue are highly automated and are based on contractual terms with shippers and truckers. Because of the nature of the Company’s transaction-based fees, the Company uses automated systems to process and record its revenue transactions.
We identified revenue from freight matching services as a critical audit matter because the Company’s systems to process and record revenue are highly automated. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Company’s systems, software applications, and automated controls.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognition included the following, among others:

•	With the assistance of our IT specialists, we:

•
Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s general ledger.

•	With the assistance of our data specialists, we created data visualizations to evaluate recorded revenue and evaluate trends in the transactional revenue data.

•	For a sample of freight matching service transactions, we tracked to the initial contract, cash payment or receipt record and then to the invoice (if any) to validate the occurrence of the revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 19, 2023
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Full Truck Alliance Co. Ltd. and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 19, 2023 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 19, 2023

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 and 2022
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		4,284,291	5,137,312	744,840
Restricted cash—current (including RMB3,509 from the consolidated trusts as of December 31, 2021 and not applicable as of December 31, 2022)		65,822	83,759	12,144
Short-term investments	5	21,634,642	21,087,089	3,057,341
Accounts receivable, net (net of allowance of RMB3,713 and RMB5,424 as of December 31, 2021 and 2022, respectively)	6	29,139	13,015	1,887
Amounts due from related parties	18	7,075	—	—
Loans receivable, net (including RMB353,509 from the consolidated trusts as of December 31, 2021 and not applicable as of December 31, 2022)	7	1,777,667	2,648,449	383,989
Prepayments and other current assets	8	1,099,607	2,034,427	294,964

Total current assets		28,898,243	31,004,051	4,495,165
Restricted cash—non-current		13,500	—	—
Property and equipment, net	9	102,158	108,824	15,778
Investments in equity investees	10	1,678,351	1,774,270	257,245
Intangible assets, net	11	557,016	502,421	72,844
Goodwill	2.14	3,124,828	3,124,828	453,057
Deferred tax assets	17	20,492	41,490	6,015
Operating lease right-of-use assets and land use rights	21, 2.23	—	132,000	19,138
Other non-current assets	12	3,847	8,427	1,222

Total non-current assets		5,500,192	5,692,260	825,299

TOTAL ASSETS		34,398,435	36,696,311	5,320,464

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 and 2022
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	USD (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans (including RMB9,000 and nil from the consolidated VIEs as of December 31, 2021 and 2022, respectively)	1 3	9,000	—	—
Accounts payable (including RMB29,077 and RMB6,374 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)		29,381	27,953	4,053
Amounts due to related parties	1 8	179,859	122,152	17,710
Prepaid for freight listing fees and other service fees (including RMB383,153 and RMB436,806 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)	2.18	383,236	462,080	66,995
Income tax payable (including RMB21,573 and RMB8,082 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)		31,538	52,233	7,573
Other tax payable (including RMB566,479 and RMB682,030 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)		894,592	721,597	104,622
Operating lease liabilities – current (including nil and RMB39,649 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)	2 1	—	44,590	6,465
Accrued expenses and other current liabilities (including RMB1,045,484 and RMB883,965 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)	1 4	1,206,179	1,301,160	188,649

Total current liabilities		2,733,785	2,731,765	396,067
Deferred tax liabilities (including RMB26,415 and RMB23,358 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)	1 7	135,764	121,611	17,632
Operating lease liabilities – non current (including nil and RMB34,036 from the consolidated VIEs as of December 31, 2021 and 2022, respectively)	2 1	—	35,931	5,210
Total non-current liabilities		135,764	157,542	22,842

TOTAL LIABILITIES		2,869,549	2,889,307	418,909

Commitments and contingencies (Note 25)

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 and 2022
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	USD (Note 2)
MEZZANINE EQUITY
Redeemable non-controlling interests	1 5	—	149,771	21,715
EQUITY
Class A ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 18,505,617,508 and 18,919,468,156 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1 6	1,198	1,222	177
Class B ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 3,323,790,823 and 2,317,044,668 shares issued and outstanding as of December 31, 2021 and 2022,respectively)	1 6	218	155	23
Additional paid-in capital		49,245,773	47,758,178	6,924,285
Accumulated other comprehensive income		538,650	2,511,170	364,085
Subscription receivables		(1,310,140)	—	—
Accumulated deficit		(17,020,254)	(16,613,492)	(2,408,730)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY		31,455,445	33,657,233	4,879,840
Non-controlling interests		73,441	—	—

TOTAL EQUITY		31,528,886	33,657,233	4,879,840

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		34,398,435	36,696,311	5,320,464

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
(LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	USD (Note 2)
Net Revenues (including value added taxes, “VAT”, of RMB1,434,015, RMB2,620,355 and RMB3,550,878 for the years ended December 31, 2020, 2021 and 2022, respectively)	2.18	2,580,820	4,657,019	6,733,644	976,287
Operating expenses
Cost of revenues (including VAT net of refund of VAT, of RMB893,909, RMB1,950,935 and RMB2,539,297 for the years ended December 31, 2020, 2021 and 2022, respectively)	2.19	(1,316,017)	(2,539,998)	(3,514,551)	(509,562)
Sales and marketing expenses		(454,343)	(837,301)	(902,269)	(130,817)
General and administrative expenses		(3,938,565)	(4,271,152)	(1,417,933)	(205,581)
Research and development expenses		(413,369)	(729,668)	(914,151)	(132,539)
Provision for loans receivable	7	(94,160)	(97,658)	(194,272)	(28,167)

Total operating expenses		(6,216,454)	(8,475,777)	(6,943,176)	(1,006,666)
Other operating income		21,031	22,815	47,530	6,891

Loss from operations		(3,614,603)	(3,795,943)	(162,002)	(23,488)
Other income (expense)
Interest income		209,832	234,651	483,658	70,124
Interest expenses		(8,367)	(40)	(175)	(25)
Foreign exchange (loss) gain		(21,276)	(15,468)	15,048	2,182
Investment income		3,321	28,317	5,411	785
Unrealized gains (losses) from fair value changes of short term investments and derivative assets		18,140	23,967	(63,390)	(9,191)
Other (expenses) income, net		(5,559)	7,067	230,631	33,438
Impairment loss	2.15	(22,030)	(111,567)	—	—
Share of loss in equity method investees		(11,054)	(11,321)	(1,246)	(181)

Total other income		163,007	155,606	669,937	97,132

Net (loss) income before income tax		(3,451,596)	(3,640,337)	507,935	73,644
Income tax expense	1 7	(19,336)	(14,191)	(96,035)	(13,924)

Net (loss) income from continuing operations		(3,470,932)	(3,654,528)	411,900	59,720
Net income from discontinued operations, net of tax		452	—	—	—

Net (loss) income		(3,470,480)	(3,654,528)	411,900	59,720
Less: net (loss) income attributable to non-controlling interests		(8)	(80)	539	78
Less: measurement adjustment attributable to redeemable non- controlling interests	1 5	—	—	4,599	667

Net (loss) income attributable to Full Truck Alliance Co. Ltd.		(3,470,472)	(3,654,448)	406,762	58,975
Deemed dividend to convertible redeemable preferred shares		(120,086)	(518,432)	—	—

Net (loss) income attributable to ordinary shareholders		(3,590,558)	(4,172,880)	406,762	58,975

Net (loss) earnings per ordinary share:
Basic	20	(1.05)	(0.31)	0.02	0.00
Diluted	20	(1.05)	(0.31)	0.02	0.00
Weighted average shares used in calculating net (loss) earnings per ordinary share:
Basic	20	3,423,687,654	13,445,972,280	21,517,856,981	21,517,856,981
Diluted	20	3,423,687,654	13,445,972,280	21,579,616,389	21,579,616,389

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
(LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	USD (Note 2)
Net (loss) income		(3,470,480)	(3,654,528)	411,900	59,720
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil		(498,157)	(533,657)	1,972,520	285,988

Total comprehensive (loss) income		(3,968,637)	(4,188,185)	2,384,420	345,708
Less: comprehensive (loss) income attributable to non-controlling interests		(8)	(80)	539	78
Less: measurement adjustment attributable to redeemable non-controlling interests		—	—	4,599	667

Comprehensive (loss) income attributable to Full Truck Alliance Co. Ltd.		(3,968,629)	(4,188,105)	2,379,282	344,963
Deemed dividend		(120,086)	(518,432)	—	—

Comprehensive (loss) income attributable to ordinary shareholders		(4,088,715)	(4,706,537)	2,379,282	344,963

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except share and per share data and otherwise noted)

			Class B Ordinary				Accumulated
	Class A Ordinary shares		shares		Additional		other		Non—
	Numbers		Numbers		Paid in	Accumulated	comprehensive		controlling	Total
	of shares	Amount	of shares	Amount	Capital	deficit	income	Total	interests	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	3,417,044,082	226	—	—	1,232,948	(9,895,334)	1,570,464	(7,091,696)	430	(7,091,266)
Net loss	—	—	—	—	—	(3,470,472)	—	(3,470,472)	(8)	(3,470,480)
Ordinary shares issued for vested restricted shares	51,034,162	3	—	—	57,390	—	—	57,393	—	57,393
Exercise of stock options granted to employees	1,285,000,422	84	—	—	48,673	—	—	48,757	—	48,757
Accretion and modification of convertible redeemable preferred shares	—	—	—	—	(120,086)	—	—	(120,086)	—	(120,086)
Modifications to share options	93,472,356	7	—	—	252,667	—	—	252,674	—	252,674
Share-based compensation	—	—	—	—	3,148,596	—	—	3,148,596	—	3,148,596
Ordinary shares reclassification	(963,610,653)	(63)	963,610,653	63	—	—	—	—	—	—
Repurchase of ordinary shares	(364,995,633)	(24)	—	—	(811,128)	—	—	(811,152)	—	(811,152)
Foreign currency translation adjustments	—	—	—	—	—	—	(498,157)	(498,157)	—	(498,157)

Balance as of December 31, 2020	3,517,944,736	233	963,610,653	63	3,809,060	(13,365,806)	1,072,307	(8,484,143)	422	(8,483,721)

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Subscription Receivables	Accumulated OCI	Total	Non— controlling interests	Total (deficit) equity
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,517,944,736	233	963,610,653	63	3,809,060	(13,365,806)	—	1,072,307	(8,484,143)	422	(8,483,721)
Net loss	—	—	—	—	—	(3,654,448)	—	—	(3,654,448)	(80)	(3,654,528)
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	73,500	73,500
Foreign currency translation adjustments	—	—	—	—	—	—	—	(533,657)	(533,657)	—	(533,657)
Exercise of stock options granted to employees	351,972,260	23	514,258,536	33	4,937	—	—	—	4,993	—	4,993
Accretion of convertible redeemable preferred shares	—	—	—	—	(518,432)	—	—	—	(518,432)	—	(518,432)
Modifications to share options	—	—	—	—	209,311	—	—	—	209,311	—	209,311
Share-based compensation	—	—	—	—	3,628,598	—	—	—	3,628,598	—	3,628,598
Repurchase of ordinary shares	(177,267,715)	(12)	(169,834,500)	(11)	(1,664,995)	—	—	—	(1,665,018)	—	(1,665,018)
Repurchase of convertible redeemable preferred shares	—	—	—	—	(877,732)	—	—	—	(877,732)	—	(877,732)
Issuance of ordinary shares for initial public offering (“USIPO”), net of issuance cost of RMB31,785	1,860,526,314	120	—	—	11,058,923	—	—	—	11,059,043	—	11,059,043
Ordinary shares reclassification	(2,013,034,312)	(133)	2,013,034,312	133	—	—	—	—	—	—	—
Conversion of convertible redeemable preferred shares to ordinary shares upon USIPO	14,965,476,285	967	2,721,822	—	33,596,103	—	(1,310,140)	—	32,286,930	—	32,286,930
Decrease of non-controlling interest from disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(401)	(401)
Retirement of ordinary shares	(60)	(0)	—	—	—	—	—	—	(0)	—	(0)

Balance as of December 31, 2021	18,505,617,508	1,198	3,323,790,823	218	49,245,773	(17,020,254)	(1,310,140)	538,650	31,455,445	73,441	31,528,886

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Subscription Receivables	Accumulated OCI	Total	Non— controlling interests	Total (deficit) equity
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	18,505,617,508	1,198	3,323,790,823	218	49,245,773	(17,020,254)	(1,310,140)	538,650	31,455,445	73,441	31,528,886
Net loss	—	—	—	—	—	411,361	—	—	411,361	539	411,900
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,956,020	1,956,020	—	1,956,020
Exercise of stock options granted to employees	112,209,998	7	206,090,000	14	—	—	—	—	21	—	21
Share-based compensation	—	—	—	—	919,255	—	—	—	919,255	—	919,255
Repurchase of ordinary shares	(259,805,836)	(17)	(91,165,500)	(6)	(1,080,247)	—	—	—	(1,080,270)	—	(1,080,270)
Ordinary shares reclassification	1,121,670,655	71	(1,121,670,655)	(71)	—	—	—	—	—	—	—
Settlement of Shareholder loan	(560,224,090)	(37)	—	—	(1,326,603)	—	1,310,140	16,500	—	—	—
Retirement of ordinary shares	(79)	(0)	—	—	—	—	—	—	(0)	—	(0)
Reclassification from non-controlling interests to redeemable non-controlling interests	—	—	—	—	—	—	—	—	—	(73,980)	(73,980)
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	(4,599)	—	—	(4,599)	—	(4,599)

Balance as of December 31, 2022	18,919,468,156	1,222	2,317,044,668	155	47,758,178	(16,613,492)	—	2,511,170	33,657,233	—	33,657,233

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net (loss) income	(3,470,480)	(3,654,528)	411,900	59,720
Adjustments to reconcile net (loss) income to net cash used in operating activities
Depreciation and amortization	63,669	67,422	88,343	12,809
Share-based compensation	3,254,335	3,628,602	919,255	133,279
Modification of options	231,972	209,311	—	—
Allowance for doubtful accounts	18,678	1,591	4,613	669
Provision for loans receivable	94,160	97,658	194,272	28,167
Loss (gain) from disposal of property and equipment	1,425	283	(483)	(70)
Net loss from disposal of investment in equity investees	—	124	879	127
Investment (income) loss from forward contract	—	(25,878)	4,058	588
Share of loss in equity method investees	11,054	11,321	1,246	181
Unrealized (gains) loss from fair value changes of short term investments and derivative assets	(18,140)	(23,967)	63,390	9,191
Noncash lease expense	—	—	12,220	1,772
Impairment loss and others	22,030	96,099	(15,048)	(2,182)
Changes in operating assets and liabilities:
Accounts receivable	(16,396)	18,799	14,069	2,040
Amounts due from related parties	1,130	(7,075)	7,075	1,026
Loans receivable	79,978	(561,368)	(1,065,054)	(154,418)
Prepayments and other current assets	(27,773)	(656,008)	(943,214)	(136,753)
Deferred tax assets	(1,958)	(1,450)	(20,998)	(3,044)
Accounts payable	5,859	5,314	(1,428)	(207)
Prepaid for freight listing fees and other service fees	58,137	41,898	78,844	11,431
Income tax payable	15,465	5,614	20,695	3,000
Other tax payable	6,404	191,621	82,839	12,011
Amounts due to related parties	22,242	(31,213)	(6,252)	(906)
Accrued expenses and other current liabilities	233,501	385,712	158,236	22,942
Deferred tax liabilities	(10,550)	(11,301)	(14,153)	(2,052)
Operating lease liabilities	—	—	(8,824)	(1,279)
Other non-current assets	—	—	(2,000)	(290)

Net cash provided by (used in) operating activities	574,742	(211,419)	(15,520)	(2,248)
Cash flows from investing activities:
Purchases of short-term investments	(9,377,260)	(23,340,272)	(84,599,727)	(12,265,807)
Maturity of short-term investments	6,613,919	10,069,291	86,901,541	12,599,539
Maturity of forward contracts	—	25,878	(4,058)	(588)
Payments for investment in equity investees	(34,475)	(887,327)	(6,500)	(942)
Acquisition of subsidiaries, net of cash acquired	(17,728)	(242,009)	(76,586)	(11,104)
Prepayments for long-term investments	(100,000)	—	—	—
Net cash out in relation to disposal of a subsidiary	—	(401)	—	—
Return of prepayments for equity investments	90,000	—	—	—
Return from dissolution of equity investments	—	11,929	1,502	218
Loans to related parties	(63,482)	—	—	—
Repayments of loans from related parties	109,792	—	—	—
Repayments of loans from a third party company	120,000	—	—	—
Purchases of property and equipment, land use rights and intangible assets	(53,064)	(43,220)	(85,686)	(12,423)
Proceeds from disposal of property and equipment and intangible assets	21,403	7,158	735	107

Net cash (used in) provided by investing activities	(2,690,895)	(14,398,973)	2,131,221	309,000

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities:
Repayments of short-term loans	(500,000)	—	(9,000)	(1,305)
Cash paid to investors of the consolidated trusts	(388,700)	(31,400)	—	—
Proceeds from exercise of share options	87	20	8	1
Cash paid for repurchase of ordinary shares and convertible redeemable preferred shares	(557,836)	(2,208,791)	(884,360)	(128,220)
Taxes paid for employees through repurchase of ordinary shares	—	(376,646)	(508,015)	(73,655)
Proceeds from initial public offering, net of issuance cost paid of RMB31,785	—	11,059,043	—	—
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost paid of RMB3,216, nil and nil during the year ended December 31, 2020, 2021 and 2022, respectively	11,081,037	385,788	—	—
Capital contribution from redeemable non-controlling interests	—	—	71,192	10,322
Capital contribution from non-controlling interests	—	73,500	—	—
Loans to a shareholder pledged by convertible redeemable preferred shares	(1,310,140)	—	—	—

Net cash provided by (used in) financing activities	8,324,448	8,901,514	(1,330,175)	(192,857)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(127,770)	(87,677)	71,932	10,425
Net increase (decrease) in cash, cash equivalents and restricted cash	6,080,525	(5,796,555)	857,458	124,320
Cash and cash equivalents and restricted cash, beginning of the year	4,079,643	10,160,168	4,363,613	632,664

Cash and cash equivalents and restricted cash, end of the year	10,160,168	4,363,613	5,221,071	756,984
The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

Cash and cash equivalents	10,060,391	4,284,291	5,137,312	744,840
Restricted cash, current	86,277	65,822	83,759	12,144
Restricted cash, non-current	13,500	13,500	—	—

Total cash, cash equivalents, and restricted cash	10,160,168	4,363,613	5,221,071	756,984
Supplemental disclosure of cash flow information:
Cash paid for interest (excluding interest paid to investors of consolidated trusts)	9,052	65	175	25
Income taxes paid	16,379	49,612	110,491	16,020
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of intangible assets and property and equipment through prepayments made in prior year	20,875	43,000	—	—
Investment in equity investees through prepayments made in prior year	—	100,000	—	—
Waiver of payable to an equity investee	—	771	—	—
Repurchase of ordinary shares through offsetting loans or interests receivable	525	5,400	—	—
Consideration payable for repurchase of ordinary shares and convertible redeemable preferred shares	315,083	129,738	—	—
Consideration payable for repurchase of share options	9,519	—	—	—
Consideration payable for acquisition	—	76,586	—	—
Tax payable for employees through repurchase of ordinary shares	—	250,008	—	—
Settlement of subscription receivables through surrender of ordinary shares held by the shareholder	—	—	1,310,140	189,952
Reclassification from non-controlling interests to redeemable non-controlling interests	—	—	73,980	10,726
Payables for purchase of intangible assets and property and equipment	—	—	7,505	1,088

F-1
6

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
As of December 31, 2022, the Company’s major subsidiaries and consolidated VIEs are as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries

Full Truck Alliance (HK) Limited (“FTA HK”)	Hong Kong	January 7, 2016	100%	Investment holding

Lucky Logistics Information Limited (“Lucky Logistics”)	Hong Kong	April 8, 2014	100%	Investment holding

FTA Information Technology Co., Ltd. (“FTA Information”, “WOFE”) (formerly known as FTA Information Consulting Co., Ltd)	PRC	April 20, 2016	100%	Technology development and other services

Jiangsu Manyun Logistics Information Co., Limited (“Jiangsu Manyun”, “WOFE”)	PRC	August 29, 2014	100%	Technology development and other services

Yixing Manxian Information Technology Co., Ltd (“Yixing Manxian” , “WOFE”)	PRC	May 24, 2022	65.4%	Investment holding

Guiyang Huochebang Technology Co., Limited (“Guiyang Huochebang”)	PRC	March 11, 2014	100%	Value-added services

Guizhou Huochebang Micro-finance Co., Ltd. (“Huochebang Microfinance”)	PRC	December 20, 2016	100%	Credit solution services

Chengdu Yunli Technology Co., Ltd. (“Chengdu Yunli”)	PRC	January 21, 2011	100%	Credit solution services

Guizhou FTA Logistics Technology Co., Ltd. (“Guizhou FTA”)	PRC	January 14, 2021	100%	Research and development

F-1
7

1. ORGANIZATION AND NATURE OF OPERATIONS - continued
Description of Business—continued

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
VIEs

Guiyang Shan’en Technology Co., Ltd. (“Shan’en Technology”)	PRC	September 19, 2016	100%	Freight matching services

Jiangsu Manyun Software Technology Co. Ltd. (“Manyun Software”)	PRC	October 20, 2016	100%	Freight matching services and value added services

Nanjing Manyun Cold Chain Technology Co., Ltd (“Manyun Cold Chain”)	PRC	March 9, 2021	65.4%	Freight matching services

VIEs’ subsidiaries

Guiyang Shan’en Insurance Brokerage Co., Ltd (“Shan’en Insurance”)	PRC	May 9, 2017	100%	Insurance services

Tianjin Manyun Software Technology Co., Ltd (“Tianjin Manyun”)	PRC	November 8, 2018	100%	Freight matching services

Gui’an New District FTA Logistics Technology Co., Ltd (“Gui’an Logistics”)	PRC	November 24, 2021	100%	Freight matching services
2. PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation
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

F-1
8

2. PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued

VIE Arrangements
Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain shareholders or affiliates of the Company or other group entities (“Nominee Shareholders”). Since the Company does not have any equity interests in VIEs, in order to exercise effective control over their operations, the Company, through its wholly owned subsidiaries, Jiangsu Manyun, FTA Information and Yixing Manxian (collectively, the “WFOE”), entered into a series of contractual arrangements with its VIEs and their shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the VIEs and their shareholders’ equity interests in them.
Prior to the fourth quarter of 2021, our Group VIEs were Shanghai Xiwei Information Consulting Co., Ltd., Beijing Manxin Technology Co., Ltd (formerly known as Beijing Yunmanman Technology Co., Ltd.), and Guizhou FTA. In the fourth quarter of 2021, in order to enhance corporate governance, the Company underwent a reorganization of the holding structure of its onshore subsidiaries and the consolidated affiliates, or the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. The Reorganization was completed on January 1, 2022.
On May 24, 2022, Manyun Cold Chain, a former subsidiary of Manyun Software became a VIE controlled by a new WOFE, Yixing Manxian, a subsidiary of the Company established during the second quarter of 2022, through a series of contractual arrangements entered among Yixing Manxian, Manyun Cold Chain and its shareholders.
Currently, the Group VIEs are (i) Manyun Software, (ii) Shan’en Technology, and (iii) Manyun Cold Chain.
The reorganization under common control has no impact on the Company’s consolidated financial information.

2. PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued

Below is a summary of the series of contractual arrangements entered among (i) FTA Information, Shan’en Technology and its shareholders, (ii) Jiangsu Manyun, Manyun Software and its shareholders, and (iii) Yixing Manxian, Manyun Cold Chain and its shareholders.:
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
Risks in relation to the VIE structure
The Company believes that the contractual arrangements amongst the WFOEs, the VIEs and their respective shareholders are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders or affiliates of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, the VIEs and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if the VIEs or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the VIEs, and its ability to conduct the Company’s business may be adversely affected.

F-2
1

2. PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements – continued
Risks in relation to the VIE structure
- continued

The following amounts and balances of the consolidated VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions.

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Cash and cash equivalents	2,948,946	2,474,166
Restricted cash—current	63,294	12,095
Short-term investments	550,000	—
Accounts receivable, net of allowance	28,734	8,577
Amounts due from related parties	7,075	—
Loans receivable, net	1,774,038	—
Prepayments and other current assets	849,323	1,604,354
Restricted cash—non-current	13,500	—
Property and equipment, net	100,931	18,449
Investments in equity investees	670,110	—
Intangible assets, net	119,298	106,928
Goodwill	283,256	283,256
Deferred tax assets	20,492	6,570
Operating lease right-of-use assets and land use rights	—	74,820
Other non-current assets	3,836	5,960

TOTAL ASSETS	7,432,833	4,595,175

LIABILITIES
Short-term loans	9,000	—
Accounts payable	29,077	6,374
Prepaid for freight listing fees and other service fees	383,153	436,806
Income tax payable	21,573	8,082
Other tax payable	566,479	682,030
Operating lease liabilities — current	—	39,649
Accrued expenses and other current liabilities	1,045,484	883,965
Deferred tax liabilities	26,415	23,358
Operating lease liabilities — non-current	—	34,036

TOTAL LIABILITIES	2,081,181	2,114,300

F-2
2

2. PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
- continued

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net Revenues	2,553,535	4,611,044	5,648,742
Net loss (income)	223,957	(920,960)	(1,779,515)
Net cash provided by (used in) operating activities	682,745	(286,501)	615,584
Net cash used in investing activities	(72,390)	(815,721)	(69,854)
Net cash (used in) provided by financing activities	(888,700)	42,100	(9,000)
The VIEs contributed 99%, 99% and 84% of the Group’s consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIEs accounted for 22% and 13% of the consolidated total assets, and 73% and 73% of the consolidated total liabilities, respectively.
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

F-2
3

2. PRINCIPAL ACCOUNTING POLICIES - continued

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
The borrowers are charged interests by the trusts. The Group is entitled to the residual profit in the trusts and provides guarantee to the trusts by agreeing to repurchase any loans that are delinquent for more than 60 days whereby the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies. The Group determines that the residual profit or the guarantee represents a variable interest in the trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As the trusts only invest in loans facilitated by the Group and the Group continues to service the loans post origination through a service agreement and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Group is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows.
The loans held by the trusts are personal loans made to the shippers and truckers on the Group’s platforms with an original term up to 12 months. The interest rates of these loans mainly ranged from 20% to 36% annually. The loans receivable balance associated with the trusts represents the outstanding loans made to the borrowers from the trusts and accrued interests related to those loans. In March 2022, the Group terminated the consolidated trusts and assumed all liabilities in the trusts.

F-2
4

2. PRINCIPAL ACCOUNTING POLICIES - continued

2.3	Consolidated Trusts - continued

For the years ended December 31, 2020, 2021 and 2022, the provision for loan losses of RMB29 million, RMB21 million and RMB7 million was charged to the consolidated statements of operations and comprehensive (loss) income, respectively.
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
The following financial statement amounts and balances of the consolidated trusts were included in the consolidated information of VIEs presented above and in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. There’s no balance as of December 31, 2022 since all trusts were terminated in March 2022:

As of December 31, 2021
RMB
ASSETS
Restricted cash	3,509
Loans receivable, net	353,509

Total Assets	357,018

As of December 31, 2021
RMB
LIABILITIES
Other tax payable	839

Total Liabilities	839

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	130,380	104,061	25,996
Net income	63,146	22,838	16,808

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	374,679	(13,793)	5,115
Net cash used in financing activities	(388,700)	(31,400)	—
The consolidated trusts contributed 5%, 2% and 0% of the Group’s consolidated revenue for the years ended 2020, 2021 and 2022, respectively. As of December 31, 2021, the consolidated trusts accounted for 1% of the consolidated total assets, and nil% of the consolidated total liabilities.
There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.
The assets of the consolidated trusts can only be used to settle the obligations of the consolidated trusts.

F-2
5

2. PRINCIPAL ACCOUNTING POLICIES - continued

2.4	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of ordinary shares prior to the completion of USIPO and purchase price allocations related to the acquisitions in 2021.

2.5	Functional currency and foreign currency translation
The Group uses Renminbi as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries is RMB or USD as determined based on the economic facts and circumstances.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the net (loss) gain of the statements of operations and comprehensive (loss) income.
Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end
exchange rates. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income.

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
restricted cash and will be reclassified to current restricted cash upon the maturity date is within one year.

2.8	Short-term investments
Short-term investments include (i) wealth management products issued by investing banks with variable interest rates indexed to the performance of underlying assets and with maturities within one year; (ii) exchange traded fund products; (iii) time deposits with original maturities longer than three months but less than one year. The Group records exchange traded fund products and wealth management products at fair value at each reporting period end. Changes in fair values are included in unrealized gains (losses) from fair value changes of short term investments and derivative assets in the consolidated statements of operations and comprehensive (loss) income. The unrealized gains (losses) will be recorded as investment incomes (losses) when the investments are disposed.

F-2
6

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.9	Accounts receivable, net
Accounts receivable mainly consists of amounts due from the Group’s customers, which are recorded net of allowance for credit losses. From January 1, 2022, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2022 was immaterial to the consolidated financial statements.

2.10	Loans receivable, net
Loans receivable represents loans provided directly by the Group or through the consolidated trusts and the related accrued interests. Loans receivable is reduced by a valuation allowance estimated as of the balance sheet date.
The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in each of the portfolios as of the balance sheet date. The portfolios are determined based on the loan type, the term of the loan, and the repayment schedule. The allowance is estimated for each portfolio based on an assessment of various factors such as historical delinquency rate, size, and other risk characteristics of the portfolio. From January 1, 2022, the Group adopted ASC 326 using the modified retrospective transition method. The cumulative effect from the adoption as of January 1, 2022 was immaterial to the consolidated financial statements.
The Group writes off loans receivable with a corresponding reduction of the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible.

F-2
7

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.11	Property and equipment, net
Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Office building	44 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	4 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term
Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operating income or expenses of the consolidated statements of operations and comprehensive (loss) income.

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
8

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.12	Business combinations - continued

Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive (loss) income.
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
Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Software	5 to 8
Trademarks	5 to 15
Platform	5
Customer relationship	10
Non-compete commitment	8

2.14	Goodwill
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
9

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
The Group accounts for common stock or common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher represents significant influence. Under the equity method, the Group’s shares of the post-acquisition profits or losses of the investees are recognized in the consolidated statements of operations and comprehensive (loss) income and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s shares of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support to the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.
The Group recorded impairment loss amounting to RMB22,030, RMB111,567 and nil for investments in equity investees for the years ended December 31, 2020, 2021 and 2022, respectively.

2.16	Other non-current assets
Other
non-current
assets mainly consist of long-term prepayments for furniture, fixtures and equipment and long-term deposits.

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

F-
30

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.17	Fair value measurement - continued

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:
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
For the years ended December 31, 2020, 2021 and 2022, RMB1,434 million, RMB2,620 million and RMB3,551 million of VAT are included in net revenues, respectively, the majority of which was generated from freight brokerage services.

F-3
1

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued

The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. Incentives are recorded as reduction of revenue (including deferred revenue, if any). If characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis (that is, since the inception of the overall relationship between the Group and the customer), then the amount of the cumulative shortfall is re-characterized
as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. For the years ended December 31, 2020, 2021 and 2022, RMB1,726, RMB87,864 and RMB785 of incentives were recorded in selling and marketing expenses, respectively.
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

F-3
2

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued
Credit solutions
- continued

The Group also facilitates loans to the shippers and truckers registered on its platform for certain institutional funding partners. For each loan facilitated on the platform, the Group provides loan facilitation service, post origination service and guarantee service. Revenue generated from these services has been immaterial.
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
Disaggregation of revenues
For the years ended December 31, 2020, 2021 and 2022, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams and timing of transfer of services were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Freight matching services(1)	1,947,016	3,946,882	5,656,651
Freight brokerage-satisfied at a point of time	1,365,207	2,497,779	3,360,313
Freight listings-satisfied over time	538,665	753,031	852,380
Transaction commission-satisfied at a point of time	43,144	696,072	1,443,958
Value-added services(1)	633,804	710,137	1,076,993
Credit solutions-satisfied over time	472,841	520,086	796,356
Other value-added services-satisfied at a point of time	160,963	190,051	280,637

Total net revenues	2,580,820	4,657,019	6,733,644

(1)
RMB1,398 million and RMB36 million, RMB2,580 million and RMB40 million, RMB3,490 million and RMB61 million of net revenues were attributable to VAT for freight matching services and value-added services for the years ended December 31, 2020, 2021, and 2022, respectively. The VAT for freight matching services is primarily related to VAT incurred for freight brokerage services, which is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group.

Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered.
Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

F-3
4

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued
Contract balances
- continued

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly related to the freight listing services. The Group expects to recognize the majority of this balance as revenue over the next 12 months. The contract liabilities of the Group as of December 31, 2021 and 2022 are listed in the table below. The Group recognized revenues that were previously deferred as contract liabilities of RMB319,924 and RMB383,236 during the years ended December 31, 2021 and 2022, respectively.

	As of December 31,
	2021	2022
	RMB	RMB
Contract balances
Freight listings	377,468	435,567
Others	5,768	26,513

Total	383,236	462,080

As of December 31, 2021 and 2022, the amount of guarantee liabilities related to loan guarantee services was immaterial.

2.19	Cost of revenues
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
Gross amount of VAT and the refund amount from local financial bureaus included in cost of revenues are as the following:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Gross VAT	1,832,598	3,510,749	4,518,878
Less: VAT refund	(938,689)	(1,559,814)	(1,979,581)

VAT, net	893,909	1,950,935	2,539,297

2.20 Sales and marketing expenses
Sales and marketing expenses consist of advertising expenses, payroll and related expenses for employees involved in sales and marketing functions and amortization of trademarks. The advertising and marketing expenses amounted to RMB57,296, RMB125,507 and RMB107,575 for the years ended December 31, 2020, 2021 and 2022, respectively.

F-3
5

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
The Company leases office space and lands in different cities in PRC under operating leases. Effective January 1, 2022, the Company adopted ASU
No. 2016-02
“Leases” (ASC 842) using the modified retrospective approach. The Company elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether any expired or existing contracts prior to January 1, 2022 are or contain leases. The Company also elected the practical expedient not to separate lease and non-lease
components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less. Upon the adoption, the Company recognized operating lease right-of-use (“ROU”) assets of
RMB130 million, with corresponding lease liabilities of RMB 119 million on the consolidated balance sheet, with the difference reclassified from other payable and prepayments. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning accumulated deficit, or the Company’s prior year financial statements.
Under ASC 842, the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheet at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Company’s incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. Some of the Company’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

F-3
6

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.23	Operating leases - continued

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. The Company determines its land use right agreement contains an operating lease of land under ASC 842. The full prepayment for the land use right is recognized as an asset and is amortized using the straight-line method over the lease term of 50
years. The weighted average remaining lease term
is 49.4
years as of December 31, 2022. Amortization expense of land use rights for the year ended December 31, 2022 amounted to RMB675.

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

2.25	(Loss) earnings per share
Basic (loss) earnings per share is computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

F-3
7

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.25	(Loss) earnings per share - continued

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
Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and restricted shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted
method; the effect of the stock options and restricted shares is computed using the treasury stock method.

2.26	Government grants
Government grants include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for operating business in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. Cash subsidies are included in other operating income or as a reduction of specific costs and expenses for which the grants are intended to compensate and recognized when received.

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
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statement, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive (loss) income in the period of the enactment of the change.

2.28	Segment reporting
The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions about allocation of resource and assessing performance.
The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

F-3
8

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.28	Segment reporting - continued

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.29	Comprehensive (loss) income
Comprehensive (loss) income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss) income is reported in the consolidated statement of operations and comprehensive (loss) income. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheet consists of accumulated foreign currency translation adjustments.

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
In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. This guidance is effective for fiscal years beginning after December 15, 2023. The Group does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

2.31	Convenience translation
The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S as of December 30, 2022.

F-3
9

3.	FAIR VALUE MEASUREMENTS

The Group’s financial instruments include cash and cash equivalents, restricted cash, receivables, short-term investments, prepayments and other current assets, payables, short-term loans, amounts due from and due to related parties, liability award in accrued expenses and other current liabilities. The carrying amounts of the financial instruments, except for those subject to fair value measurement, approximate their fair value due to their short-term nature and the interest rates of short-term time deposits and loans are comparable to prevailing interest rates in the market.
As of December 31, 2021 and 2022, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at a fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31, 2021	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Exchange traded fund products	2,013,340	2,013,340	—	—
Wealth management products	30,000	—	30,000	—
Foreign currency forward contracts	914	—	914	—

As of December 31, 2022	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Exchange traded fund products	700,623	—	700,623	—
Wealth management products	483,807	—	483,807	—

F-
40

3.	FAIR VALUE MEASUREMENTS - continued

The fair value of wealth management products are the suggested redemption price provided by the investment bank that sells such financial products. The fair value of foreign currency forward contracts, which are accounted for as derivatives and included in other current assets, is estimated based on risk-free interest rate (per annum) and market forward exchange rate. They are observable and market-based inputs but not quoted prices in active markets for identical assets. The total gain recognized for change in fair values is RMB18,140 and RMB23,967 for the year
s
ended December 31, 2020 and 2021, respectively. And the total loss recognized for change in fair values for the year ended December 31, 2022 is RMB63,390.
Key assumptions used in determining the fair values of stock options include expected volatility, risk-free interest rate (per annum), exercise multiples, and fair values of underlying ordinary shares. (see note 1
9
)
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
Recognition and Measurement of Financial Assets and Liabilities, (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. During the year ended December 31, 2020 and 2021, the Group determined that certain of its equity investments were impaired based on future cash flows projection and recorded impairment charges of RMB22,030 and RMB111,567, respectively. During the year ended December 31, 2022, the Group did not recognize any impairment loss relating to its equity investments.
Certain
non-financial
assets are measured at fair value on a nonrecurring basis, including property and equipment, goodwill, intangible assets and operating lease right-of-use
assets and land use rights, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other assumptions to the discounted cash flow valuation methodology. During the years ended December 31, 2020, 2021 and 2022, the Group did not recognize any non-financial assets impairment.

4.	BUSINESS COMBINATION

Acquisition of Guangzhou Lanqiao Software Technology Co., Ltd. (“Lanqiao”) in 2021
The Group invested RMB15,000 in Lanqiao’s preferred shares in 2015, representing 20% equity interest of Lanqiao. As the preferred shares were not in substance common stock due to the liquidation preference and other preferential rights and had no readily determinable fair value, the Group accounted for its preferred share investment in Lanqiao as an equity investment without readily determinable fair value. In July 2021, the Group acquired the remaining 80% equity interest of Lanqiao at a cash consideration of RMB71,733. Lanqiao has become a 100% owned subsidiary of the Group since then. The acquisition was accounted for as a business combination. In addition, approximately RMB71,553 of cash, will be paid to four selling shareholders upon satisfaction of certain business performance conditions and subject to their continuing services over three years. The management estimated the total compensation cost based on probability weighting and will record such payments as compensation cost over the sellers’ service period. The acquisition consideration was fully paid as of December 31, 2021 and the Company recorded a compensation cost of RMB23,951 and RMB21,914 for the years ended December 31, 2021 and 2022, respectively.
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
The Group determined the total purchase price and the allocation of the purchase price as of the date of acquisition as follows, with the assistance of an independent valuation firm:

Amount
RMB
Net assets acquired (including cash and cash equivalents of RMB36,657)	25,409
Intangible assets:
Trademark with an estimated useful life of 10 years	45,000
Non-compete commitment with an estimated useful life of 8 years	40,000
Goodwill	198,374
Deferred tax liabilities	(21,282)

Total	287,501

Amount
RMB
Total purchase price is comprised of:
Cash consideration paid in 2021	210,915
Cash consideration paid in 2022	76,586

287,501

4.	BUSINESS COMBINATION - continued

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

5.	SHORT-TERM INVESTMENTS
Short-term investments as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Time deposits	19,591,302	19,902,659
Exchange traded fund products	2,013,340	700,623
Wealth management products	30,000	483,807

Total Short-term investments	21,634,642	21,087,089

6.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related bad debt provision as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Trade r eceivable	32,852	18,439
Less: allowance for expected credit losses	(3,713)	(5,424)

Total accounts receivable, net	29,139	13,015

Movement of bad debt provision for accounts receivable is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	(62,087)	(63,173)	(3,713)
(Provisions) reversal for expected credit losses	(7,504)	5,213	(2,054)
Write-off	6,418	54,247	343

Balance at end of year	(63,173)	(3,713)	(5,424)

The Group performs ongoing credit evaluation of its customers, and assesses allowance for uncollectible accounts receivable based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers.

7.	LOANS RECEIVABLE, NET
The Group provides loans using its own fund or through the consolidated trusts to the shippers and truckers through its mobile and website platforms. The annual interest rate ranges from
20
%~
36
% and the credit period is less than
one year
. Interest on loans receivable is accrued and credited to revenue as earned. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.
The following table presents loan principal and accrued interests as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Loans receivable	1,842,784	2,750,808
Less: allowance for loan losses	(65,117)	(102,359)

Loans receivable, net	1,777,667	2,648,449

7.	LOANS RECEIVABLE, NET - continued

The following table presents the aging of loans as of December 31, 2021 and 2022:

	0-30 days past due	31-60 days past due	Over 60 days past due	Total amount past due	Current	Total loans
December 31, 2021 (RMB)	22,522	14,518	47,386	84,426	1,758,358	1,842,784
December 31, 2022 (RMB)	31,206	21,398	81,170	133,774	2,617,034	2,750,808
Movement of allowance for loan losses is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	(92,641)	(40,401)	(65,117)
Provisions for loan losses	(94,160)	(97,658)	(194,272)
Write-off	146,400	72,942	157,030

Balance at end of year	(40,401)	(65,117)	(102,359)

Loans receivable is recorded as receivable, reduced by an allowance for estimated losses as of the balance sheet date. The Group does not record any interest revenue on an accrual basis for the loans that are past due for more than 90 days. As of December 31, 2021 and 2022, the nonaccrual loan receivable

(those over 90 calendar days past due excluding loans that were over 180 days past due and therefore charged off) was RMB36.6 million and RMB53.6 million, respectively and the net nonaccrual loan receivable

after deducting the provision was RMB4.1 million and RMB1.9 million, respectively. Loans are returned to accrual status if they are brought to non-delinquent
status or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment.
In the years ended December 31, 2020, 2021 and 2022, the Group recorded RMB94 million, RMB98 million and RMB194 million of provision net with recoveries to loans receivables, respectively. The allowance for loan losses is determined at a level the Group believes to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date, primarily based on the Group’s historical delinquency rate, days past due and other risk characteristics on a portfolio basis.
The Group writes off the loans receivables that are past due for more than 180 days as they are not considered collectible based on the Group’s historical experiences.

8 .	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
VAT refund receivable (1)	558,099	1,393,658
Funds receivable from third party payment channels	141,692	129,325
Advance to suppliers	168,117	81,530
Interest receivable	105,027	248,541
VAT recoverable and prepaid income taxes	63,354	145,423
Others	63,318	35,950

Total	1,099,607	2,034,427

(1)	VAT refund receivable represents the VAT refund from local governments to incentivize the freight brokerage service.

F-4
4

9 .	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2021	2022
	RMB	RMB
Furniture, fixtures and equipment	65,814	74,515
Motor vehicles	5,057	4,503
Leasehold improvement	52,266	68,354
Office building	—	63,000
Construction in progress	63,000	5,424
Total cost	186,137	215,796
Less: Accumulated depreciation	(83,979)	(106,972)

Property and equipment, net	102,158	108,824

Depreciation expenses related to property and equipment were RMB16,622, RMB17,465 and RMB25,826 for the years ended December 31, 2020, 2021 and 2022, respectively.

10.	INVESTMENTS IN EQUITY INVESTEES
The following table summarizes the Group’s balances of investment in equity investees:

	As of December 31,
	2021	2022
	RMB	RMB
Equity Investments without Readily Determinable Fair Value
Plus Corp (“Plus”) (1)	1,007,361	1,100,407
Jiayibingding (Beijing) E-commerce Limited (“JYBD”) (2)	350,000	350,000
Others	879	6,500
Equity Method Investments
Guizhou Fubao Digital Venture Capital Partnership (“Fubao Fund”) (3)	318,588	317,363
Others	1,523	—

Total Investment	1,678,351	1,774,270

(1)
Plus is a technology company devoted to autonomous vehicle development. As of December 31, 2021 and 2022, the Group made a total investment of US$158,000 for preferred shares of Plus, representing 28.85% equity interest and 56.15% voting rights. However, the Group has no control over Plus as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus. As the preferred shares are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in Plus as an equity investment without readily determinable fair value.

F-4
5

1 0 .	INVESTMENTS IN EQUITY INVESTEES - continued

(2)
JYBD is an
E-commerce
platform selling products related to vehicle maintenance and modification. As of December 31, 2021 and 2022, the Group made a total investment of RMB350,000 in
preferred shares of JYBD, representing 24.37% equity interest. As the preferred shares are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in JYBD as an equity investment without readily determinable fair value.

(3)
Fubao fund is a private equity fund incorporated in Guizhou, the PRC. The Group, as a limited partner, acquired 72.58% equity interest of the fund with a cash consideration of RMB323 million in 2021. The Group accounts for the investment as an equity method investment as it does not own a controlling financial interest in the fund.

1 1 .	INTANGIBLE ASSETS, NET
Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Software	40,570	46,961
Trademarks	621,000	621,856
Platform	24,000	24,000
Customer relationship	18,000	18,000
Non-compete commitment	40,000	40,000
Less: Accumulated amortization	(186,554)	(248,396)

Intangible assets, net	557,016	502,421

Amortization expenses related to intangible assets were RMB47,047, RMB49,957 and RMB61,842 for the years ended December 31, 2020, 2021 and 2022, respectively.

F-4
6

1 1 .	INTANGIBLE ASSETS, NET - continued

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
2023	57,704
2024	56,809
2025	54,927
2026	53,410
2027	52,596
Thereafter	226,975

Total	502,421

1 2 .	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits	—	2,000
Prepayment for furniture, fixtures and equipment	3,847	6,427

Total	3,847	8,427

1 3 .	SHORT-TERM LOANS

	As of December 31,
	2021	2022
	RMB	RMB
Short-term borrowing—banks	9,000	—

Total	9,000	—

In 2021, the Group acquired TYT and assumed
its
 RMB9
million of bank loans with several banks. The loans were fully repaid in 2022 and the related interest expense was immaterial for the years ended December 31, 2021 and 2022.

F-4
7

1 4 .	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Advance from shippers and truckers (1)	687,971	778,247
Salaries and welfare payables	272,702	338,281
Consideration payable for acquisition of TYT	70,760	—
Deposit from truckers for value added services	53,820	23,421
Accrued rental and other service fees	56,095	80,667
Others	64,831	80,544

Total	1,206,179	1,301,160

(1)	Representing the refundable prepayments from shippers and truckers for future shipping arrangements under freight brokerage services and value-added services.

15.	MEZZANINE EQUITY
Upon the completion of USIPO on June 22, 2021, 14,968,198,107 convertible redeemable preferred shares of the Company were automatically converted into 2,721,822 Class B ordinary shares and 14,965,476,285 Class A ordinary shares on a one-on-one basis, which resulted in an increase of APIC by RMB8,389 and RMB33,587,714, respectively.
To develop its cold chain logistics business, in May 2022, the Company established Smart Cold Chain Freight Limited (“Smart Cold Chain”) in Cayman Islands. Manyun Cold Chain, a former subsidiary of the Group VIEs becomes a consolidated VIE of Smart Cold Chain through a reorganization under common control whereby the beneficial owners’ interests in Manyun Cold Chain were exchanged into the convertible redeemable preferred shares of Smart Cold Chain at the same percentage. As the redemption of Smart Cold Chain’s preferred shares is not solely within the Group’s control, the non-controlling interests previously recorded for Manyun Cold Chain were reclassified as redeemable non-controlling interests at the carrying amount of RMB73,980, which approximated the fair value of convertible redeemable preferred shares on the issuance date. Subsequently, Smart Cold Chain issued additional 12,498,880 convertible redeemable preferred shares to investors for a total consideration of RMB71 million.
The Company uses interest method to accrete the carrying value of the redeemable non-controlling interests to their maximum redemption price as if redemption were to occur at the end of the reporting period. The change in redemption value is recorded as measurement adjustment attributable to redeemable non-controlling interests in the consolidated statement of operations and comprehensive (loss) income.

F-4
8

16.	ORDINARY SHARES

To facilitate the exit of certain key employees of Truck Alliance, in 2020, the Company repurchased in total of 190,527,542 ordinary shares from these employees with an aggregate consideration of RMB489,391. These repurchases resulted in a reduction of ordinary shares by RMB12, a reduction of APIC by RMB376,820 and compensation expenses of RMB112,558. The compensation expenses were computed as the excess of the repurchase prices over the fair values of the ordinary shares repurchased from the management members as of respective repurchase dates.
In 2020, 106,422,541 ordinary shares of employees obtained through exercise of options were repurchased by the Company for tax purposes with an aggregate consideration of RMB385,270. The repurchase resulted in a reduction of ordinary shares by RMB7, a reduction of APIC by RMB268,052 and compensation expenses of RMB117,211. The compensation expenses were computed as the excess of the repurchase price over the fair value of the ordinary shares repurchased as of the respective repurchase dates.
In November 2020, the shareholders and board of directors of the Company passed unanimously written resolutions to reclassify and re-designate the Company’s authorized ordinary shares into: (i) 33,562,015,467 Class A Ordinary Shares, and (ii) 963,610,653 Class B Ordinary Shares. Each ordinary share directly or indirectly held by Full Load Logistics Information Co. Ltd has been re-designated to one Class B ordinary Share with a par value of US$ 0.00001 and each ordinary share held by other shareholders has been re-designated into one Class A ordinary Share with a par value of US$ 0.0001. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, however, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes on an as-converted basis held by shareholders at general meeting. Subsequently, 2,013,034,312 Class A ordinary shares were re-classified into the same number of Class B ordinary shares upon shareholders resolutions in 2021.
In
2021
, prior to the completion of USIPO, the Company repurchased
177,267,715
Class A ordinary shares from certain shareholders of the Group with an aggregate consideration of RMB
1,077,505
. The repurchases resulted in a reduction of ordinary shares by RMB
12
, a reduction of APIC by RMB
1,038,564
and compensation expenses of RMB
38,929
for the excess of the repurchase prices over the fair values of the ordinary shares repurchased as of the respective repurchase dates.
On June 22, 2021, upon the completion of USIPO, 1,650,000,000 Class A ordinary shares were issued to the public investors and 210,526,314 Class A ordinary shares were issued in the concurrent private placement. Total proceeds of the issuance w ere
RMB11,059,043,
net of the issuance cost. On the same date, all convertible redeemable preferred shares were converted into ordinary shares.
In 2021
, 866,230,796
stock options were exercised into ordinary shares by employees, of which
 351,972,260 were Class A ordinary shares and 514,258,536 were Class B ordinary shares. The Company repurchased 169,834,500 Class B ordinary shares for tax purpose upon the exercise of options, which resulted in a reduction
of ordinary shares by RMB11 and a reduction of APIC by RMB626,431.
On April 14, 2022, the Group entered into a share surrender and loan repayment agreement with a shareholder and his certain affiliates in connection to the settlement plan of his
subscription receivables. Pursuant to such agreement, the Group settled the US$200 million of subscription receivables from the shareholder by accepting the surrender of 560,224,090
Class
A
ordinary shares on May 7, 2022. The number of surrendered shares was determined based on US$0.36 per share, the fair value of the Company’s ordinary shares on the date of the settlement notice. The settlement resulted in the pay-off
of subscription receivable of RMB 1,310,140 with a
reduction

of ordinary shares by RMB 37 and a reduction of APIC by RMB 1,326,603.
On July 6, 2022, the Company repurchased an aggregate of 259,095,756 Class A ordinary shares for an aggregate consideration of RMB822,373, based on the market closing price of Class A ordinary shares on July 5, 2022, which resulted in a reduction

of ordinary shares by RMB17 and a reduction of APIC by RMB822,356.
In

2022
,
318,299,998
stock options were exercised into ordinary shares by employees, of which
112,209,998
were Class A ordinary shares and
206,090,000
were Class B ordinary shares. The Company repurchased
710,080
Class A ordinary shares and
91,165,500
Class B ordinary shares for tax purpose upon the exercise of options, which resulted in a reduction

of ordinary shares by RMB
6
and a reduction of APIC by RMB
257,891
. In addition,
1,121,670,655
Class B ordinary shares were reclassified into the same number of Class A ordinary shares during
 2022.

F-4
9

17.	INCOME TAXES

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
under the CIT Law if they qualify as high and new technology enterprises (“HNTE”).

F-
50

17.	INCOME TAXES - continued

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
Loss (income) by tax jurisdictions:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income from PRC operations	(145,611)	(56,957)	(1,047,102)
Net loss from non-PRC operations	3,597,207	3,697,294	539,167

Total net loss (income) before tax	3,451,596	3,640,337	(507,935)

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive (loss) income are as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expenses	31,844	27,018	131,186
Deferred tax benefits	(12,508)	(12,827)	(35,151)

Income tax expenses	19,336	14,191	96,035

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Years ended December 31,
	2020	2021	2022
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect of different tax rates of subsidiaries operating in other jurisdictions	0.89%	0.96%	(5.15%)
PRC Withholding taxes	(0.22%)	(0.44%)	5.73%
Expenses/losses not deductible for tax purposes	(0.71%)	(0.91%)	4.02%
Research and development expenses super deduction	2.00%	2.65%	(24.39%)
Compensation cost in relation to ordinary shares and options	(26.95%)	(26.36%)	45.24%
True up	(0.00%)	(0.04%)	(1.24%)
Effect of change of valuation allowance	(0.57%)	(1.25%)	(30.30%)

Effective tax rate	(0.56%)	(0.39%)	18.91%

F-
51

17.	INCOME TAXES - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
—Advertising and business promotion expenditure	5,997	11,571
—Impairment loss	177,368	177,368
—Allowance for expected credit losses	15,431	18,135
—Loan loss provision	23,985	40,708
—Accrued expense	5,792	10,891
—Net operating loss carry forwards	598,975	423,025
—Others	4,268	12,402
Less: valuation allowance	(811,324)	(652,610)

Net deferred tax assets	20,492	41,490

Deferred tax liabilities
—Identifiable intangible assets from business combination	135,764	121,611

Total deferred tax liabilities	135,764	121,611

Movement of valuation allowance

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	727,508	747,354	811,324
Addition (reversal)	19,846	63,970	(158,714)

Total	747,354	811,324	652,610

As of December 31, 2021 and 2022, the Group had net operating loss carry forwards of approximately RMB2,432 million and RMB1,692 million, which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC, respectively.
The losses expired were approximately
RMB35 million, RMB23 million and RMB3 million during the years ended December 31, 2020, 2021 and 2022, respectively, and were provided full valuation allowances in prior years. The remaining loss carry forwards will expire during the period from 2023 to 2031.
The Group believes that for most of its entities, it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided a valuation allowance of RMB811 million and RMB653 million for these entities’ deferred tax assets as of December 31, 2021 and 2022, respectively.

F-5
2

17.	INCOME TAXES - continued

The CIT Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC
company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.
The CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as its FIEs have not had any retained earnings.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated affiliate. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group VIEs are in an accumulated deficit position and therefore not subject to this deferred tax liability.

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Related Party	Relationship with the Group
JYBD	An affiliate of the Group
Euclidean	An entity controlled by management founder of an affiliate of the Group
Sigma	An entity controlled by management founder of an affiliate of the Group
Horgos Yinghuo Management Consulting Co., Ltd. (Horgos)	An entity over which management has a significant influence
Dai WJ Holding limited (DWJ)	An entity controlled by a management shareholder of the Group
Capital Champion Holdings Limited (Capital)	An entity controlled by a shareholder of the Group
DWJ Partners Limited (DWJ Partners)	An entity controlled by a management shareholder of
the Group
Liu XF Holdings Limited (LXF)	An entity controlled by a shareholder of the Group
Tang TG Holdings Limited (TTG)	An entity controlled by a shareholder of the Group
Geng XF Holding Limited (GXF)	An entity controlled by a shareholder of the Group
For the years ended December 31, 2020, 2021 and 2022, services provided to the related parties were RMB10,333, nil and RMB300, respectively:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Value-added service revenue from JYBD	9,434	—	300
Value-added service revenue from Horgos	899	—	—

Total	10,333	—	300

For the years ended December 31, 2020, 2021 and 2022, services provided by

the related
parties
were nil, RMB12,500 and RMB7,500, respectively:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Service fee to JYBD	—	12,500	7,500

Total	—	12,500	7,500

F-5
4

1 8 .	RELATED PARTY TRANSACTIONS - continued

The Group had the following balances with the major related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Current assets:
Service fee prepaid to JYBD	7,075	—

Total	7,075	—

As of December 31, 2021 and 2022, amounts due to related parties were RMB179,859 and RMB122,152, respectively, and details are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Current liabilities:
Consideration payable for repurchase of ordinary shares from DWJ	80,501	62,953
Consideration payable for repurchase of ordinary shares from LXF	15,939	17,412
Consideration payable for repurchase of ordinary shares from Euclidean	7,970	—
Consideration payable for repurchase of ordinary shares from Sigma	7,970	—
Consideration payable for repurchase of ordinary shares from TTG	25,503	27,858
Consideration payable for repurchase of ordinary shares from DWJ Partners	1,847	—
Consideration payable for repurchase of ordinary shares from GXF	12,751	13,929
Consideration payable for repurchase of ordinary shares from Capital	27,378	—

Total	179,859	122,152

1 9 .	SHARE-BASED COMPENSATION
Employee options
In November 2018, the Company adopted the 2018 Incentive Compensation Plan (“2018 Plan”). As of December 31, 2021 and 2022, the Company granted in total of 2,300,588,991 share options under the 2018 Plan. The options granted will expire in ten years from the date of grant.
In April 2021, the board approved the 2021 Incentive Compensation Plan (“2021 Plan”). As of December 31, 2021 and 2022, 528,463,580 and 813,513,695 share options were granted under 2021 Plan, respectively. The options granted will expire in ten years from the date of grant.

F-5
5

1 9 .	SHARE-BASED COMPENSATION - continued
Employee options - continued

During the year ended December 31, 2021, 894,515,686 options were granted to employees under the 2018 plan and 2021 plan, of which 695,927,716 options vested immediately upon grant while 198,166,910 and 421,060 options were subject to a four-year and one-year
service conditions, respectively.
During the year ended December 31, 2022, 285,050,115 options were granted to employees under the 2021 plan, of which 207,458,573 options were vested immediately upon grant while 71,251,482 and 6,340,060 were subject to a four-year and one-year service condition, respectively.
The following table summarized the activities of the Group’s share options classified as equity:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding at December 31, 2021	428,577,773	0.000010	8.75	0.4547	179,544
Granted	285,050,115	0.000010		0.4252
Exercised	(318,299,998)	0.000010		0.3857
Forfeited	(18,268,357)	0.000010		0.4934

Outstanding at December 31, 2022	377,059,533	0.000010	8.23	0.4874	150,820

Vested and expected to vest	377,059,533	0.000010	8.23	0.4874	150,820

Exercisable at December 31, 2022	58,718,233	0.000010	6.15	0.2558	23,487

The unrecognized compensation costs related to unvested options is RMB797 million as of December 31, 2022. It is expected to be recognized over a weighted-average period of 2.5 years.

F-5
6

1 9 .	SHARE-BASED COMPENSATION - continued
Employee options - continued

In
 determining the fair value of the stock options, the Company applied the binomial option pricing model before the completion of its USIPO in June 2021 and the Black-Scholes model for the options granted thereafter. The change of valuation model does not result in any difference in valuation results as the exercise price of the options granted is significantly below the spot price (deemed as “deep in the money”) and the fair value of the options approximates the closing price of the ordinary shares on the grant date.
The key assumptions used to determine the fair value of the options for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Years ended December 31,
	2020	2021	2022
Expected volatility	35.9%~39.3%	37.2%~38.1%	35.2%~44.2%
Risk-free interest rate (per annum)	0.30%~1.04%	1.00%~1.96%	1.44%~3.97%
Exercise multiples	2.8	2.8 (1)	2.8 (1)
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	$0.261~0.395	$0.370~1.050	$0.302~0.461
Fair value of share option	$0.294~0.395	$0.370~1.050	$0.302~0.461

(1)	Exercise multiples defines the early exercise strategy of the grantees and only applies to binomial option pricing model.
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
For the years ended December 31, 2020, 2021 and 2022, share-based compensation expenses of RMB3,428,914, RMB3,837,913 and RMB896,982 were recognized in connection with options granted, respectively.

F-5
7

1 9 .	SHARE-BASED COMPENSATION - continued

Subsidiary’s Plan
The Group acquired TYT, a private company, in December 2021. Upon the completion of the acquisition, ordinary shares held by non-controlling
interest holders, who are also management of the TYT, are restricted and subject to a four-year vesting period since July 1, 2022.

	Number of restricted shares	Weighted average grant date fair value
		USD
Unvested at December 31, 2021 and 2022	968,198	15.68
The Group recorded RMB22,273 share-based compensation expenses for the year ended December 31, 2022.
Share-based compensation for all share options and restricted shares
The Group recorded share based compensation expense of RMB3,486,307, RMB3,837,913 and RMB919,255 for the years ended December 31, 2020, 2021 and 2022, respectively, which were classified in the accompanying consolidated statements of operations and comprehensive (loss) income as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	3,341,145	3,728,421	809,194
Selling and marketing expense	94,640	56,975	39,771
Research and development expense	42,680	48,777	63,884
Cost of revenues	7,842	3,740	6,406

Total	3,486,307	3,837,913	919,255

F-5
8

20 .	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2020, 2021 and 2022:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator
Net (loss) income available to Full Truck Alliance Co. Ltd. from continuing operations	(3,470,924)	(3,654,448)	406,762
Net income available to Full Truck Alliance Co. Ltd. from discontinued operations	452	—	—
Net (loss) income available to Full Truck Alliance Co. Ltd.	(3,470,472)	(3,654,448)	406,762
Deemed dividend	(120,086)	(518,432)	—
Net (loss) income available to ordinary shareholders—basic and diluted	(3,590,558)	(4,172,880)	406,762
Denominator
Weighted average number of ordinary shares outstanding—basic	3,423,687,654	13,445,972,280	21,517,856,981
Adjustments for dilutive share options	—	—	61,759,408
Weighted average number of ordinary shares outstanding—diluted	3,423,687,654	13,445,972,280	21,579,616,389
(Loss) earnings per share—basic
Basic (loss) earnings per share—continuing operations	(1.05)	(0.31)	0.02
Basic earnings per share—discontinued operations.	0.00	—	—

(Loss) earnings per share—basic	(1.05)	(0.31)	0.02

(Loss) earnings per share—diluted
Diluted (loss) earnings per share—continuing operations	(1.05)	(0.31)	0.02
Diluted earnings per share—discontinued operations.	0.00	—	—

(Loss) earnings per share—diluted	(1.05)	(0.31)	0.02

Diluted (loss) earnings per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The restricted shares and preferred shares issued by the Group’s subsidiaries and consolidated affiliates were not considered in the calculation of diluted (loss) income per share as their effect would have been anti-dilutive. The Company’s preferred shares and share options outstanding as of December 31, 2020 and 2021 were excluded from the calculation of diluted (loss) income per share as their inclusion would have been anti-dilutive:

	As of December 31,
	2020	2021	2022
Convertible redeemable preferred shares	15,033,856,835	—	—
Share options	418,452,697	428,577,773	—
Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share.

F-5
9

2 1 .	Operating Leases

The Group leases office space under
non-cancellable
operating lease agreements that expire at various dates through June 2025. The Group also purchased a land use right, which expires at April 2072. The prepayment for land use right is included in right-of-use
assets and amortized over the period of the land use right (see note 2.23). As the Group incurs no lease liability in relation to the land use right, the amounts related to land use right are excluded from the following disclosure.
Supplemental information related to leases and location within the consolidated balance sheet are as follows:

As of December 31, 2022
RMB
Operating lease right-of-use assets	82,055
Current operating lease liabilities	44,590
Non-current operating lease liabilities	35,931

Total operating lease liabilities	80,521

Weighted average remaining lease term (in years)	2.30
Weighted average discount rate	4.6%

Year ended December 31, 2022
RMB
Lease cost:
Operating fixed lease cost	16,289
Lease cost related to short-term leases not capitalized	8,869

Total lease cost	25,158

Supplemental cash flow information related to leases for the year ended December 31, 2022 is as follows:

Year ended December 31,2022
RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows payment from operating leases	12,604
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	2,796
There are no
right-of-use
assets changes due to modification during the year ended December 31, 2022.

F-
60

2 1 .	Operating Leases - continued

As of December 31, 2022, the maturities of lease liabilities in accordance with ASC 842 in each of the following years are as follows:

Total operating lease
RMB
2023	45,624
2024	31,559
2025	7,363

Total minimum lease payments*	84,546
Less: amount representing interest	(4,025)

Present value of minimum lease payments	80,521

*
The lease agreement of the Group’s headquarter office is subsidized and paid by a local government authority subject to certain performance targets which the Group met for the past years and believes it will continue to
meet for the remaining lease period. RMB70,919 of the lease liabilities included above will be paid by the subsidies. The above lease cost and operating cash flows from operating leases are presented net of the subsidy impact.

2 2 .	EMPLOYEE BENEFIT
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB80,152, RMB217,783 and RMB315,179 for the years ended December 31, 2020, 2021 and 2022, respectively, which are recorded in expenses based on the function of employees.

F-
61

2 3 .	RISKS AND CONCENTRATIONS
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and short-term investments. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality.
Foreign currency risk
RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, restricted cash and short-term investments of the Group included an aggregated amounts of RMB3,806,418 and RMB5,298,304 as of December 31, 2021 and 2022, respectively.

2 4 .	RESTRICTED NET ASSETS
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
As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2021 and 2022, the total of restricted net assets was RMB15,505,422 and RMB18,981,392, respectively.

F-
62

2 5 .	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB46 million as of December 31, 2022. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Contingencies
On July 7, 2021, the Group, together with certain of its current and former directors and officers and others, were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. Since then, two additional class actions have been filed in the Eastern District of New York and the Supreme Court of the State of New York. The class actions are brought on behalf of a putative class of persons who purchased or acquired the Group’s securities pursuant or traceable to the Group’s US IPO. All the complaints allege violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Group’s Registration Statement issued in connection with the US IPO for the disclosure of CRO’s review. In November 2021, the consolidated amended complaint was filed in the Supreme Court of the State of New York, which the Group moved to dismiss in January 2022. Plaintiffs filed their opposition to the Group’s motion to dismiss in March 2022. The Group filed its reply in support of its motion to dismiss in April 2022. A hearing was held in January 2023. The Group is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.
The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

2 6 .	SUBSEQUENT EVENT
On March
3
, 2023, the Board of Directors approved a share repurchase program in accordance with applicable laws and regulations for up to US$500 million of its American depositary shares during a period of up to 12 months starting from March 13, 2023. The Company expects to fund the repurchases with its existing cash balance.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,032,540	273,112	39,598
Short-term investments	17,866,528	16,581,019	2,404,022
Prepayments and other current assets	113,595	193,771	28,094

Total current assets	19,012,663	17,047,902	2,471,714
Investment in and amount due from subsidiaries/VIEs	11,885,179	15,678,895	2,273,226
Long-term investments	1,007,361	1,100,407	159,544

Total non-current assets	12,892,540	16,779,302	2,432,770

TOTAL ASSETS	31,905,203	33,827,204	4,904,484

LIABILITIES
Accounts payable	42	2	0
Amounts due to related parties	179,859	122,152	17,710
Income tax payable	9,084	18,303	2,654
Other tax payable	250,008	—	—
Accrued expenses and other current liabilities	10,765	29,514	4,280

TOTAL LIABILITIES	449,758	169,971	24,644

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 18,505,617,508 and 18,919,468,156 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1,198	1,222	177
Class B Ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 3,323,790,823 and 2,317,044,668 issued and outstanding as of December 31, 2021 and 2022, respectively)	218	155	23
Additional paid-in capital	49,245,773	47,758,178	6,924,285
Accumulated other comprehensive income	538,650	2,511,170	364,085
Subscription receivable	(1,310,140)	—	—
Accumulated deficit	(17,020,254)	(16,613,492)	(2,408,730)

TOTAL SHAREHOLDERS’ EQUITY	31,455,445	33,657,233	4,879,840

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,905,203	33,827,204	4,904,484

F-6
4

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
(LOSS) INCOME
(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cost and operating expenses	(3,729,055)	(3,959,299)	(1,033,444)	(149,835)
Interest income	93,897	153,749	326,699	47,367
Investment (loss) income	—	(379)	23,405	3,393
Unrealized gains (loss) from fair value changes of short term investments and derivative assets	—	18,333	(39,131)	(5,673)
Other (expenses) income, net	—	2,277	228,955	33,196
Impairment loss and others	—	(46,625)	(1,646)	(239)
Equity in losses of equity investees	(10,975)	(5,696)	—	—
Income tax expenses	—	(14,090)	(96,032)	(13,923)
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	175,661	197,282	997,956	144,689

Net (loss) income attributable to Full Truck Alliance Co. Ltd.	(3,470,472)	(3,654,448)	406,762	58,975

Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	(498,157)	(533,657)	1,972,520	285,988

Total comprehensive (loss) income attributable to Full Truck Alliance Co. Ltd.	(3,968,629)	(4,188,105)	2,379,282	344,963

F-6
5

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY CONDENSED
STATEMENTS OF CASH FLOWS
(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net (loss) income attribute to ordinary shareholders	(3,470,472)	(3,654,448)	406,762	58,975
Adjustments to reconcile net loss to net cash used in operating activities
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	(175,661)	(197,282)	(997,956)	(144,689)
Share-based compensation	3,254,335	3,628,602	919,255	133,279
Modification of share options	231,972	209,311	—	—
Equity in loss of unconsolidated investees	10,975	5,696	—	—
Net gain from disposal of investment in equity investees	—	379	—	—
Unrealized (gains) loss from fair value changes of short term investments	—	(18,333)	39,131	5,673
Foreign exchange loss	—	2,917	1,646	239
Impairment loss	—	43,708	—	—
Changes in operating assets and liabilities:
Prepayments and other current assets	22,727	(108,119)	(80,171)	(11,624)
Accounts payable	—	42	(40)	(6)
Amounts due to related parties	22,242	(31,213)	(6,252)	(906)
Income tax payable	—	9,084	9,219	1,337
Accrued expenses and other current liabilities	91,377	(78,313)	18,749	2,718

Net cash (used in) provided by operating activities	(12,505)	(187,969)	310,343	44,996
Cash flows from investing activities:
Purchases of short-term investments	(6,766,468)	(19,376,170)	(77,533,178)	(11,241,254)
Maturity of short-term investments	4,638,930	7,464,384	80,368,017	11,652,267
Payment for investment in equity investees	(19,312)	(580,888)	—	—
Return from dissolution of an equity investment	—	11,929	—	—
Loans to related parties	(63,482)	—	—	—
Repayment of loans from related parties	109,792	—	—	—
Investment in subsidiaries and VIEs	(493,225)	(2,081,323)	(2,538,846)	(368,098)

Net cash (used in) provided by investing activities	(2,593,765)	(14,562,068)	295,993	42,915
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares and convertible redeemable preferred shares	(557,836)	(2,208,791)	(884,360)	(128,220)
Taxes paid for employees through repurchase of ordinary shares	—	(376,646)	(508,015)	(73,655)
Proceeds from issuing preferred shares, net of issuance cost	—	385,788	—	—
Proceeds from initial public offerings, net	—	11,059,043	—	—
Proceeds from exercise of share options	87	20	8	1
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	11,081,037	—	—	—
Loan to a shareholder pledged by preferred shares	(1,310,140)	—	—	—

Net cash provided by (used in) financing activities	9,213,148	8,859,414	(1,392,367)	(201,874)
Effect of exchange rate changes on cash and cash equivalents	(274,587)	(102,804)	26,603	3,857
Net increase (decrease) in cash and cash equivalents	6,332,291	(5,993,427)	(759,428)	(110,106)
Cash and cash equivalents, beginning of the year	693,676	7,025,967	1,032,540	149,704

Cash and cash equivalents, end of the year	7,025,967	1,032,540	273,112	39,598

F-6
6

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

3)	For the years ended December 31, 2020, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

F-6
7