Form 20-F
period 2023-12-31
Full Truck Alliance Co. Ltd.
filed 2024-04-15
CIK 1838413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2023	18,941,505,257
Class B ordinary shares were outstanding as of December 31, 2023	2,131,865,628

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

•

“FTA platform” are to a digital, standardized and smart freight platform that connects shippers and truckers, currently providing services under the brands of Yunmanman, Huochebang, Shengsheng and Yunmanman Cold Chain;

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

•	“Plus” are to PlusAI Corp, a company organized under the laws of the Cayman Islands, and its affiliates;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“road transportation industry” or “road transportation market” are to the market of transportation services for raw material, semi-finished goods and finished goods by trucks on roads;

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

This annual report contains translations between Renminbi and U.S. dollars for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

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

Prior to the fourth quarter of 2021, our Group VIEs were Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, Beijing Manxin Technology Co., Ltd, or Beijing Manxin (formerly known as Beijing Yunmanman Technology Co., Ltd., or Beijing Yunmanman), and Guizhou FTA Logistics Technology Co., Ltd., or Guizhou FTA. In the fourth quarter of 2021, in order to enhance corporate governance, we underwent a reorganization of the holding structure of our onshore subsidiaries and the consolidated affiliates, or the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. The Reorganization was completed on January 1, 2022. On May 24, 2022, Yixing Manxian Information Technology Co., Ltd., or Yixing Manxian, our PRC subsidiary, gained control over Nanjing Manyun Cold Chain Technology Co., Ltd., or Manyun Cold Chain, a majority-owned subsidiary of Jiangsu Manyun Software Technology Co., Ltd., or Manyun Software, through a series of contractual arrangements with Manyun Cold Chain and its shareholders. Currently, the Group VIEs are (i) Manyun Software, (ii) Guiyang Shan’en Technology Co., Ltd., or Shan’en Technology, and (iii) Manyun Cold Chain.

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2023. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Smart Logistics Information Limited also wholly owns one insignificant subsidiary.
(2)

Besides Jiangsu Yunmanman Information Technology Co., Ltd. (formerly known as Jiangsu Manyun Logistics Information Co., Ltd.), or Jiangsu Yunmanman, Lucky Logistics Information Limited wholly owns two insignificant subsidiaries incorporated in the PRC.

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

(5)

Manyun Software, Tianjin Zhihui Yunli Management Consulting Partnership (Limited Partners), or Tianjin Zhihui, Mr. Peter Hui Zhang and Mr. Wenjian Dai hold 77.5%, 10.0%, 7.5% and 5.0% of equity interest in Manyun Cold Chain, respectively. Manyun Cold Chain primarily provides freight matching services for the cold chain logistics sector and operates Yunmanman Cold Chain apps.

(6)	Jiangsu Yunmanman and another subsidiary of Lucky Logistics Information Limited each holds 50.0% of the equity interest in Jiangsu Manyun Technology Industry Co., Ltd, or Manyun Technology.
(7)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services.

(8)	Include eight insignificant subsidiaries that are wholly-owned by Jiangsu Yunmanman.
(9)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(10)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(11)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(12)	Include eleven insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
(13)

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

(14)	Guiyang Huochebang and FTA Information hold 83.8% and 16.2% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(15)	Include nine insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(16)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

The contractual arrangements among our PRC subsidiaries, the Group VIEs and their respective individual shareholders collectively enable us to:

•	exercise effective control over our Group VIEs and their subsidiaries;

•	receive substantially all the economic benefits of our Group VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in all or part of the assets when and to the extent permitted by PRC law.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the Group VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the Group VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. The Group VIEs hold certain material licenses and assets to conduct business in China and contribute the majority of the Group’s revenues. An event that results in the deconsolidation of the Group VIEs would have a material effect on the Group’s operations and cause the value of the securities of our Company to diminish substantially or even become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure— If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022, or the 2022 annual report, and we were not identified as an SEC-identified issuer after we filed the 2022 annual report in 2023. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we do not expect to be identified as an SEC-identified issuer in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “—D. Risks Factors— Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

The following diagram summarizes how cash was transferred among our Company, our subsidiaries and the consolidated affiliates in 2021, 2022 and 2023.

(1)

Our PRC subsidiaries, Jiangsu Yunmanman, FTA Information and Yixing Manxian, entered into contractual arrangements with the Group VIEs. Jiangsu Yunmanman, FTA Information and Yixing Manxian are our wholly foreign owned entities, or WFOEs. Shanghai Xiwei and Beijing Manxin were Group VIEs from the beginning of the periods presented below to November 2021. Guiyang Huochebang was a Group VIE from the beginning of the periods presented below to March 2021. In March 2021, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA. Shanghai Xiwei and Beijing Manxin ceased to be the Group VIEs and became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. We acquired Shanghai Xiwei and Beijing Manxin from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Yunmanman on January 1, 2022. Guizhou FTA ceased to be a Group VIE following the completion of the Reorganization on January 1, 2022. Manyun Software, Shan’en Technology and Manyun Cold Chain are currently the Group VIEs. See “Item 4. Information on the Company—C.Organizational Structure.”

The following table sets forth a summary of the cash flows that occurred between our Company, our subsidiaries, and the consolidated affiliates.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Intercompany Cash Flow Data:
Transfer from our Company to our subsidiaries	2,103,259	2,050,687	1,833,910	258,301
Transfer from our Company to the consolidated affiliates	—	488,159	—	—
Transfer from our subsidiaries to the consolidated affiliates	6,323,470	3,075,366	1,952,383	274,987
Transfer from the consolidated affiliates to our subsidiaries	4,637,600	4,002,115	3,398,082	478,610

Our Company made cash transfers to our subsidiaries primarily in the form of capital contribution in 2021 and 2022 and made other cash transfers to our subsidiaries in 2023.

Our Company made cash transfers to the consolidated affiliates in the form of intercompany loans in 2022 to finance the consolidated affiliates’ operations. Our company did not make cash transfers to the consolidated affiliates in 2021 and 2023.

Our subsidiaries made cash transfers to the consolidated affiliates primarily in the form of intercompany loans in 2021, 2022 and 2023 to finance the consolidated affiliates’ operations.

The consolidated affiliates made loan repayments and other cash transfers to our subsidiaries in 2021, 2022 and 2023.

The Group VIEs did not pay any service fee under the exclusive service agreements in 2021, 2022 and 2023.

On March 13, 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.0072 per ordinary share, or US$0.1444 per ADS, payable on or around April 19, 2024, to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend was approximately US$150 million. Any other future determination to pay dividends will be made at the discretion of our board of directors.

Restrictions on Transfer of Funds

In 2021, 2022 and 2023, no dividends or distributions were made to our Company by our subsidiaries. Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur may depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.

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

Summary Financial Information Related to the Consolidated Affiliates

The following condensed consolidated financial statement information presents information related to Full Truck Alliance Co. Ltd., or the Parent, which is a Cayman holding company, the consolidated affiliates and our subsidiaries as of December 31, 2021, 2022 and 2023 and for the years ended 2021, 2022 and 2023. The consolidated affiliates in the following refer to Shanghai Xiwei, Guizhou FTA and Beijing Manxin and their respective subsidiaries in 2021 and refer to Manyun Software, Shan’en Technology and Manyun Cold Chain and their respective subsidiaries in 2022 and 2023. See “Item 4. Information on the Company—C. Organizational Structure.”

The following tables present the condensed consolidated schedule of results of operation data for the periods indicated.

	For the Years Ended December 31,
	2021					2022
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Freight Matching Services	—	3,946,882	—	—	3,946,882	—	5,549,537	107,114	—	5,656,651
Freight brokerage	—	2,497,779	—	—	2,497,779	—	3,360,313	—	—	3,360,313
Freight listings	—	753,031	—	—	753,031	—	745,266	107,114	—	852,380
Transaction commission	—	696,072	—	—	696,072	—	1,443,958	—	—	1,443,958
Value-added services(1)	—	1,141,867	1,056,488	(1,488,218)	710,137	—	118,323	2,644,932	(1,686,262)	1,076,993
Credit solutions	—	517,776	2,310	—	520,086	—	23,941	772,415	—	796,356
Other value-added services	—	624,091	1,054,178	(1,488,218)	190,051	—	94,382	1,872,517	(1,686,262)	280,637
Net Revenues	—	5,088,749	1,056,488	(1,488,218)	4,657,019	—	5,667,860	2,752,046	(1,686,262)	6,733,644
Operating expenses:
Cost of revenues (1)	(3,740)	(2,949,238)	(39,434)	452,414	(2,539,998)	(6,406)	(3,208,063)	(395,532)	95,450	(3,514,551)
Sales and marketing expenses(1)	(56,973)	(495,510)	(309,066)	24,248	(837,301)	(39,771)	(489,127)	(517,400)	144,029	(902,269)
General and administrative expenses(1)	(3,849,809)	(821,435)	(150,883)	550,975	(4,271,152)	(923,383)	(1,646,542)	(294,057)	1,446,049	(1,417,933)
Research and development expenses(1)	(48,777)	(829,404)	(304,249)	452,762	(729,668)	(63,884)	(187,766)	(663,001)	500	(914,151)
Provision for loans receivable	—	(31,780)	(65,878)	—	(97,658)	—	—	(194,272)	—	(194,272)
Total operating expenses	(3,959,299)	(5,127,367)	(869,510)	1,480,399	(8,475,777)	(1,033,444)	(5,531,498)	(2,064,262)	1,686,028	(6,943,176)
Other operating income	—	16,905	5,910	—	22,815	—	34,884	12,646	—	47,530
(Loss) income from operations	(3,959,299)	(21,713)	192,888	(7,819)	(3,795,943)	(1,033,444)	171,246	700,430	(234)	(162,002)
Other income (expense)
Interest income(2)	153,749	49,713	42,497	(11,308)	234,651	326,699	52,183	106,080	(1,304)	483,658
Interest expenses(2)	—	(11,788)	(237)	11,985	(40)	—	(1,557)	—	1,382	(175)
Foreign exchange (loss) gain	(2,917)	(661)	(11,890)	—	(15,468)	(1,646)	2,427	14,267	—	15,048
Investment income	(379)	647	28,049	—	28,317	23,405	(46)	(17,948)	—	5,411
Unrealized gains (losses) from fair value changes of short term investments and derivative assets	18,333	—	5,634	—	23,967	(39,131)	(9)	(24,250)	—	(63,390)
Other income (expenses), net	2,277	11,305	(6,515)	—	7,067	228,955	1,689	(13)	—	230,631
Impairment loss	(43,708)	(66,953)	(906)	—	(111,567)	—	—	—	—	—
Share of loss in equity method investees	(5,696)	(4,613)	(1,012)	—	(11,321)	—	(21)	(1,225)	—	(1,246)
Total other income (loss)	121,659	(22,350)	55,620	677	155,606	538,282	54,666	76,911	78	669,937
Net (loss) income before income tax	(3,837,640)	(44,063)	248,508	(7,142)	(3,640,337)	(495,162)	225,912	777,341	(156)	507,935
Income tax (expense) benefits	(14,090)	(7,956)	7,855	—	(14,191)	(96,032)	(1,982)	1,979	—	(96,035)
Equity in gains of subsidiaries, and consolidated affiliates(3)	197,282	—	—	(197,282)	—	997,956	—	—	(997,956)	—
Net (loss) income	(3,654,448)	(52,019)	256,363	(204,424)	(3,654,528)	406,762	223,930	779,320	(998,112)	411,900
Less: Measurement adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	4,599	—	4,599
Less: Net (loss) income attributable to non-controlling interests	—	(80)	—	—	(80)	—	3,267	—	(2,728)	539
Net (loss) income attributable to Full Truck Alliance Co. Ltd.	(3,654,448)	(51,939)	256,363	(204,424)	(3,654,448)	406,762	220,663	774,721	(995,384)	406,762
Deemed dividend to convertible redeemable preferred shares	(518,432)	—	—	—	(518,432)	—	—	—	—	—
Net (loss) income attributable to ordinary shareholders	(4,172,880)	(51,939)	256,363	(204,424)	(4,172,880)	406,762	220,663	774,721	(995,384)	406,762

	For the Year Ended December 31, 2023
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Freight Matching Services	—	—	5,715,859	805,063	1,332,971	187,745	—	—	7,048,830	992,808
Freight brokerage	—	—	3,916,409	551,615	—	—	—	—	3,916,409	551,615
Freight listings	—	—	929,353	130,897	—	—	—	—	929,353	130,897
Transaction commission	—	—	870,097	122,551	1,332,971	187,745	—	—	2,203,068	310,296
Value-added services(1)	—	—	254,301	35,818	2,784,880	392,243	(1,651,852)	(232,659)	1,387,329	195,402
Credit solutions	—	—	—	—	1,001,892	141,114	—	—	1,001,892	141,114
Other value-added services	—	—	254,301	35,818	1,782,988	251,129	(1,651,852)	(232,659)	385,437	54,288
Net Revenues	—	—	5,970,160	840,881	4,117,851	579,988	(1,651,852)	(232,659)	8,436,159	1,188,210
Operating expenses:
Cost of revenues(1)	(8,567)	(1,207)	(3,709,892)	(522,527)	(494,058)	(69,587)	93,501	13,170	(4,119,016)	(580,151)
Sales and marketing expenses(1)	(55,280)	(7,786)	(819,013)	(115,356)	(570,620)	(80,370)	205,722	28,976	(1,239,191)	(174,536)
General and administrative expenses(1)	(386,155)	(54,389)	(1,489,536)	(209,797)	(414,615)	(58,396)	1,352,629	190,513	(937,677)	(132,069)
Research and development expenses(1)	(76,817)	(10,819)	(216,739)	(30,527)	(653,079)	(91,985)	—	—	(946,635)	(133,331)
Provision for loans receivable	—	—	—	—	(234,599)	(33,043)	—	—	(234,599)	(33,043)
Total operating expenses	(526,819)	(74,201)	(6,235,180)	(878,207)	(2,366,971)	(333,381)	1,651,852	232,659	(7,477,118)	(1,053,130)
Other operating income	—	—	17,633	2,484	20,755	2,923	—	—	38,388	5,407
(Loss) income from operations	(526,819)	(74,201)	(247,387)	(34,842)	1,771,635	249,530	—	—	997,429	140,487
Other income (expense)
Interest income(2)	771,606	108,678	61,681	8,688	309,976	43,659	(1,402)	(197)	1,141,861	160,828
Interest expenses(2)	—	—	(1,402)	(197)	—	—	1,402	197	—	—
Foreign exchange gain (loss)	1,152	162	—	—	(3,301)	(465)	—	—	(2,149)	(303)
Investment income	52,177	7,349	—	—	3,444	485	—	—	55,621	7,834
Unrealized gains from fair value changes of investments and derivative assets	12,852	1,810	—	—	86	12	—	—	12,938	1,822
Other income, net	116,546	16,416	7,445	1,049	6,273	882	—	—	130,264	18,347
Share of loss in equity method investees	—	—	—	—	(2,067)	(291)	—	—	(2,067)	(291)
Total other income	954,333	134,415	67,724	9,540	314,411	44,282	—	—	1,336,468	188,237
Net income (loss) before income tax	427,514	60,214	(179,663)	(25,302)	2,086,046	293,812	—	—	2,333,897	328,724
Income tax expense	(93,914)	(13,228)	(8,297)	(1,169)	(4,593)	(646)	—	—	(106,804)	(15,043)
Equity in gain of subsidiaries and consolidated affiliates (3)	1,879,288	264,694	—	—	—	—	(1,879,288)	(264,694)	—	—
Net income (loss)	2,212,888	311,680	(187,960)	(26,471)	2,081,453	293,166	(1,879,288)	(264,694)	2,227,093	313,681
Less: Measurement adjustment attributable to redeemable non-controlling interests	—	—	—	—	15,457	2,177	—	—	15,457	2,177
Less: Net income (loss) attributable to non-controlling interests	—	—	3,003	423	65	9	(4,320)	(608)	(1,252)	(176)
Net income (loss) attributable to ordinary shareholders	2,212,888	311,680	(190,963)	(26,894)	2,065,931	290,980	(1,874,968)	(264,086)	2,212,888	311,680

The following tables present the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31,
	2021					2022
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Cash and cash equivalents	1,032,540	2,948,946	302,805	—	4,284,291	273,112	2,474,166	2,390,034	—	5,137,312
Restricted cash—current	—	63,294	2,528	—	65,822	—	12,095	71,664	—	83,759
Short-term investments	17,866,528	550,000	3,218,114	—	21,634,642	16,581,019	—	4,506,070	—	21,087,089
Accounts receivable, net	—	28,734	405	—	29,139	—	8,577	4,438	—	13,015
Amounts due from related parties	—	7,075	—	—	7,075	—	—	—	—	—
Loans receivable, net	—	1,774,038	3,629	—	1,777,667	—	—	2,648,449	—	2,648,449
Prepayments and other current assets	113,595	849,323	136,689	—	1,099,607	193,771	1,604,354	236,302	—	2,034,427
Intercompany receivables (4)	—	526,865	681,611	(1,208,476)	—	—	706,633	211,609	(918,242)	—
Total current assets	19,012,663	6,748,275	4,345,781	(1,208,476)	28,898,243	17,047,902	4,805,825	10,068,566	(918,242)	31,004,051
Restricted cash—non-current	—	13,500	—	—	13,500	—	—	—	—	—
Property and equipment, net	—	100,931	1,227	—	102,158	—	18,449	90,375	—	108,824
Investment in and amount due from subsidiaries, and consolidated affiliates(3)	11,885,179	—	—	(11,885,179)	—	15,678,895	—	—	(15,678,895)	—
Long-term investments	1,007,361	670,110	880	—	1,678,351	1,100,407	—	686,313	(12,450)	1,774,270
Intangible assets, net	—	119,298	437,718	—	557,016	—	106,928	395,730	(237)	502,421
Goodwill	—	283,256	2,841,572	—	3,124,828	—	283,256	2,841,572	—	3,124,828
Deferred tax assets	—	20,492	—	—	20,492	—	6,570	34,920	—	41,490
Operating lease right-of-use assets and land use rights	—	—	—	—	—	—	74,820	57,180	—	132,000
Other non-current assets	—	3,836	11	—	3,847	—	5,960	2,467	—	8,427
Intercompany receivables (2)	—	—	7,533,695	(7,533,695)	—	—	—	2,679,400	(2,679,400)	—
Total non-current assets	12,892,540	1,211,423	10,815,103	(19,418,874)	5,500,192	16,779,302	495,983	6,787,957	(18,370,982)	5,692,260
Total assets	31,905,203	7,959,698	15,160,884	(20,627,350)	34,398,435	33,827,204	5,301,808	16,856,523	(19,289,224)	36,696,311

	As of December 31,
	2021					2022
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Short-term loans	—	9,000	—	—	9,000	—	—	—	—	—
Accounts payable	42	29,077	262	—	29,381	2	6,374	21,577	—	27,953
Amounts due to related parties	179,859	—	—	—	179,859	122,152	—	—	—	122,152
Prepaid for freight listing fees and other service fees	—	383,153	83	—	383,236	—	436,806	25,274	—	462,080
Income tax payable	9,084	21,573	881	—	31,538	18,303	8,082	25,848	—	52,233
Other tax payable	250,008	566,479	78,105	—	894,592	—	682,030	39,567	—	721,597
Operating lease liabilities—current	—	—	—	—	—	—	39,649	4,941	—	44,590
Accrued expenses and other current liabilities	10,765	1,045,484	149,930	—	1,206,179	29,514	883,965	387,681	—	1,301,160
Intercompany payables(4)	—	681,525	859,272	(1,540,797)	—	—	649,768	880,706	(1,530,474)	—
Total current liabilities	449,758	2,736,291	1,088,533	(1,540,797)	2,733,785	169,971	2,706,674	1,385,594	(1,530,474)	2,731,765
Deferred tax liabilities	—	26,415	109,349	—	135,764	—	23,358	98,253	—	121,611
Operating lease liabilities—non current	—	—	—	—	—	—	34,036	1,895	—	35,931
Total non-current liabilities	—	26,415	109,349	—	135,764	—	57,394	100,148	—	157,542
Total liabilities	449,758	2,762,706	1,197,882	(1,540,797)	2,869,549	169,971	2,764,068	1,485,742	(1,530,474)	2,889,307
Total mezzanine equity	—	—	—	—	—	—	—	149,771	—	149,771
Total equity	31,455,445	5,196,992	13,963,002	(19,086,553)	31,528,886	33,657,233	2,537,740	15,221,010	(17,758,750)	33,657,233
Total liabilities, mezzanine equity and equity	31,905,203	7,959,698	15,160,884	(20,627,350)	34,398,435	33,827,204	5,301,808	16,856,523	(19,289,224)	36,696,311

	As of December 31, 2023
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Cash and cash equivalents	59,957	8,445	2,617,594	368,680	4,093,344	576,536	—	—	6,770,895	953,661
Restricted cash—current	—	—	13,801	1,944	101,712	14,326	—	—	115,513	16,270
Short-term investments	9,377,702	1,320,822	—	—	2,138,602	301,215	—	—	11,516,304	1,622,037
Accounts receivable, net	—	—	12,088	1,703	11,330	1,595	—	—	23,418	3,298
Loans receivable, net	—	—	—	—	3,521,072	495,933	—	—	3,521,072	495,933
Prepayments and other current assets	279,541	39,373	1,501,233	211,444	269,006	37,888	—	—	2,049,780	288,705
Intercompany receivables(4)	—	—	584,675	82,350	150,772	21,235	(735,447)	(103,585)	—	—
Total current assets	9,717,200	1,368,640	4,729,391	666,121	10,285,838	1,448,728	(735,447)	(103,585)	23,996,982	3,379,904
Restricted cash–non-current	—	—	10,000	1,408	—	—	—	—	10,000	1,408
Long-term investments	6,415,971	903,671	228,400	32,169	4,431,368	624,145	—	—	11,075,739	1,559,985
Property and equipment, net	—	—	14,422	2,031	180,154	25,374	—	—	194,576	27,405
Investment in and amount due from subsidiaries, and consolidated affiliates(3)	19,491,063	2,745,258	—	—	—	—	(19,491,063)	(2,745,258)	—	—
Intangible assets, net	—	—	95,517	13,453	354,387	49,915	—	—	449,904	63,368
Goodwill	—	—	283,256	39,896	2,841,572	400,227	—	—	3,124,828	440,123
Deferred tax assets	—	—	786	111	148,295	20,887	—	—	149,081	20,998
Operating lease right-of-use assets and land use rights	—	—	82,120	11,566	52,747	7,430	—	—	134,867	18,996
Other non-current assets	121,280	17,082	3,482	490	86,908	12,241	—	—	211,670	29,813
Intercompany receivables(2)	—	—	—	—	2,679,400	377,386	(2,679,400)	(377,386)	—	—
Total non-current assets	26,028,314	3,666,011	717,983	101,124	10,774,831	1,517,605	(22,170,463)	(3,122,644)	15,350,665	2,162,096
Total assets	35,745,514	5,034,651	5,447,374	767,245	21,060,669	2,966,333	(22,905,910)	(3,226,229)	39,347,647	5,542,000
Accounts payable	—	—	7,179	1,011	18,041	2,541	—	—	25,220	3,552
Prepaid for freight listing fees and other service fees	—	—	506,423	71,328	42,494	5,985	—	—	548,917	77,313
Income tax payable	24,952	3,514	3,032	427	126,932	17,878	—	—	154,916	21,819
Other tax payable	8,932	1,258	731,284	102,999	44,401	6,254	—	—	784,617	110,511
Operating lease liabilities—current	—	—	34,867	4,911	2,891	407	—	—	37,758	5,318
Accrued expenses and other current liabilities	107,124	15,089	1,113,559	156,840	502,562	70,785	—	—	1,723,245	242,714

	As of December 31, 2023
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Intercompany payables(4)	—	—	590,290	83,141	2,611,062	367,759	(3,201,352)	(450,900)	—	—
Total current liabilities	141,008	19,861	2,986,634	420,657	3,348,383	471,609	(3,201,352)	(450,900)	3,274,673	461,227
Deferred tax liabilities	—	—	20,333	2,864	88,258	12,431	—	—	108,591	15,295
Operating lease liabilities—non current	—	—	46,395	6,535	314	44	—	—	46,709	6,579
Other non-current liabilities	—	—	22,950	3,232	—	—	—	—	22,950	3,232
Total non-current liabilities	—	—	89,678	12,631	88,572	12,475	—	—	178,250	25,106
Total liabilities	141,008	19,861	3,076,312	433,288	3,436,955	484,084	(3,201,352)	(450,900)	3,452,923	486,333
Total mezzanine equity	—	—	—	—	277,420	39,074	—	—	277,420	39,074
Total equity	35,604,506	5,014,790	2,371,062	333,957	17,346,294	2,443,175	(19,704,558)	(2,775,329)	35,617,304	5,016,593
Total liabilities, mezzanine equity and equity	35,745,514	5,034,651	5,447,374	767,245	21,060,669	2,966,333	(22,905,910)	(3,226,229)	39,347,647	5,542,000

The following tables present the condensed consolidated schedule of cash flow data for the periods indicated.

	For the Years Ended December 31,
	2021					2022
	Parent	Consolidated affiliates	Subsidiaries	Eliminating entries	Total	Parent	Consolidated affiliates	Subsidiaries	Eliminating entries	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Net cash (used in) provided by operating activities	(187,969)	(286,501)	263,051	—	(211,419)	310,343	(1,262,444)	936,581	—	(15,520)
Net cash (used in) provided by investing activities	(14,562,068)	(815,721)	(2,864,575)	3,843,391	(14,398,973)	295,993	(1,146,063)	(947,424)	3,928,715	2,131,221
Net cash provided by (used in) financing activities	8,859,414	1,804,168	2,081,323	(3,843,391)	8,901,514	(1,392,367)	1,869,028	2,121,879	(3,928,715)	(1,330,175)

	For the Year Ended December 31, 2023
	Parent		Consolidated affiliates		Subsidiaries		Eliminating entries			Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Net cash provided by operating activities	788,079	111,000	137,792	19,408	1,343,775	189,266	—	—	2,269,646	319,674
Net cash provided by (used in) investing activities	380,149	53,543	(240,125)	(33,821)	(1,677,662)	(236,293)	2,091,377	294,564	553,739	77,993
Net cash (used in) provided by financing activities	(1,374,825)	(193,640)	257,467	36,263	2,041,733	287,572	(2,091,377)	(294,564)	(1,167,002)	(164,369)

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

(3)

Represents the Parent’s investments in subsidiaries and the consolidated affiliates, including share of gain or loss from such investments under the equity method of accounting, and the amounts due from subsidiaries and consolidated affiliates, which were eliminated upon consolidation. To align with the line item in the condensed balance sheets of the Parent, amounts due from subsidiaries and consolidated affiliates are not included in intercompany receivables.

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

•	If we fail to effectively match truckers with shipments and optimize our pricing models, the Group’s business, financial condition and results of operations could be adversely affected;

•	We cannot guarantee that our monetization strategies or the Group’s business initiatives will be successfully implemented or generate sustainable profit;

•	The Group incurred in the past, and may incur in the future, net losses; and

•	The Group may be required to write down goodwill and other identifiable intangible assets.

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

•	Because we cannot guarantee any future payment of cash dividends, you may not receive any return on your investment unless you sell your ADSs for a price greater than that which you paid for them.

Risks Relating to Our Business and Industry

The Group’s historical financial and operating performance may not be indicative of its future prospects and results of operations due to the limited operating history of some of the Group’s business lines, evolving business model and changing market.

The Group started its business in 2011 by providing freight listing service through QQ and WeChat groups. The FTA platform is a leading digital freight platform in China, and the Group facilitated 158.8 million fulfilled orders in 2023. The Group has limited experience in certain key aspects of its business operations, such as freight matching and pricing, offering value-added services, as well as developing and maintaining long-term relationships with a wide range of ecosystem participants. It is difficult to accurately predict the Group’s future revenues and budget for its costs and expenses, and the evaluation of the Group’s business and prediction about its future performance may not be as accurate as they would be if the Group had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our ADSs could decline.

As the Group’s business develops or in response to competition, the Group may continue to introduce new services, make adjustments to its existing services, its business model or its operations in general, which may not be successful or generate results that meet our expectations. Any significant change to the Group’s business model or failure to achieve the intended business results may have a material and adverse impact on the Group’s business and results of operations. We also face challenges to successfully develop new platform features and expand the Group’s service offerings to enhance the experience of shippers and truckers. Therefore, it may be difficult to effectively assess the Group’s future prospects. Furthermore, the road transportation and internet service industries in China are undergoing constant change. The laws and regulations governing the road transportation and internet service industries in China are also subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, the Group’s existing solutions and services may not continue to deliver the expected business results.

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

On August 23, 2022, the PRC Ministry of Transport published the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure (Draft for comments), or the Draft Measures, which stipulates that the Ministry of Transport shall formulate and improve the rules for identification of highway and waterway critical information infrastructure, considering following factors: (i) the degree of importance of network facilities and information systems for key core business of highway and waterway; (ii) the possible degree of harm in the event of destruction or disfunction of network facilities and information systems, or data leakage; and (iii) the relevant impact to other industries and fields. As of the date of this annual report, the Draft Measures were released for public comment only and it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. As of the date of this annual report, we have not been informed by relevant governmental authority that we are a highway and waterway critical information infrastructure operator.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, effective from September 1, 2022 to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. The Provisions on Promoting and Regulating Cross-border Data Flows, or the Provisions on Cross-border Data Flows, issued and become effective on March 22, 2024, further clarify and elaborate the relevant provisions of the Security Assessment Measures. The Security Assessment Measures and the Provisions on Cross-border Data Flows require the data processor providing data overseas and falling under certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. For details, see “Item 4. Information on the Company. — B. Business Overview — Regulatory Matters — Regulations Related to Internet Security and Privacy Protection.” As of the date of this annual report, we believe the Group is not involved in outbound data transfers in its daily operations, and therefore, we do not currently expect the Security Assessment Measures or the Provisions on Cross-border Data Flows to have a material impact on the Group’s daily operations. However, if we engage in any capital markets transaction in overseas markets in the future, we may need to transfer certain data outside of the PRC, and such outbound data transfer may be subject to the restrictions under the Security Assessment Measures. Moreover, given the Security Assessment Measures were recently promulgated, there are substantial uncertainties as to the interpretation of such measures, and the PRC government authorities have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

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

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of the Group, including but not limited to its management, business, regulatory compliance, financial condition or prospects, whether with merit or not, could severely hurt the Group’s reputation and harm its business and results of operations. In addition, the Group makes postings on various third-party media platforms to enhance our engagement with users. However, if the content posted on such platforms is viewed as inappropriate or controversial by the public, whether due to oversight in the Group’s content review process, inappropriate conduct or mistake of the Group’s employees or other reasons, the Group may face adverse reactions of users, negative social sentiment, potential regulatory investigation or even fines or penalties, which may in turn adversely affect the Group’s reputation, business operation and financial condition.

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

The Group has incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and truckers. For example, we plan to establish and expand dedicated teams to design and develop user experiences and operations for intra-city and less-than-truckload, or LTL services to better serve the unique user needs of these industry verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup the Group’s investment in developing, acquiring and bringing them to market.

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

To prevent illegal activities on the FTA platform, protect the rights of the Group’s users and maintain a benign ecosystem, the Group adopts various measures in screening, risk control and operation and also collaborates with administrative and judicial authorities when necessary. However, due to the large number of transactions on the FTA platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activities involving the FTA platform, or prevent all such activities from occurring, especially given the evolving nature of illegal activities such as new forms of fraud. For example, if truckers engage in criminal activities, fraud or misconduct, such as speeding, drowsy driving and other traffic violations, operating beyond licensed scope, or use the FTA platform as a conduit for criminal or fraudulent activities, shippers may not consider the Group’s service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of the Group’s business relationships with such truckers, which would adversely impact the Group’s brands, reputation, and business. On the other hand, if shippers engage in criminal or fraudulent activities, such as issuing invoice with false amount, or other misconducts while using the FTA platform, truckers may be unwilling to continue using the FTA platform. We cannot assure you the Group’s safety measures against potential criminal activities and safety incidents will be effective. If any of these happens, the Group’s ability to attract platform users may be harmed, its operations and functions may be disrupted or suspended, and its business and financial results could be adversely affected. In such event, claims may also be brought against the Group, its management and relevant personnel for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through the FTA platform, relevant governmental authorities may also intervene and hold the Group, its management and relevant personnel liable for non-compliance with applicable laws and regulations and impose penalties. Defending or attending to such actions could be costly and require significant time and attention of the Group’s management and other resources, which would materially and adversely affect the Group’s business.

The Group, its management and employees are subject to risks associated with operational safety in operating the Group’s services, which may result in potential liabilities on the Group, its management and relevant personnel. Public reporting or disclosure of safety incidents reportedly occurring on or related to the FTA platform, whether generated by us or third parties such as media or regulators, may adversely impact the Group’s business and financial results. Furthermore, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by truckers or shippers while using the FTA platform, or even when shippers or truckers are not actively using the FTA platform. In addition, regulators may decide to hold us liable for incidents caused by shippers or truckers, despite the Group’s status as a platform that facilitates transactions between shippers and truckers. Even if these claims or regulatory proceedings do not result in liability or penalties on the Group, it could incur significant costs in investigating and defending against them or suffer significant reputational damage, which could have a material and adverse effect on the Group’s prospects and future growth, including its ability to attract and retain shippers and truckers.

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

The gross amount of VAT related to freight brokerage services that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in 2021, 2022 and 2023 and we expect such situation to continue. Nevertheless, the Group was able to generate gross profit from the freight brokerage service in 2021, 2022 and 2023 because the consolidated affiliates received grants from local government authorities. For details regarding government grants, see “Item 5. Operating and Financial Review and Prospects – Components of Results of Operations – Cost of Revenues”. The Group’s VAT obligations net of the government grants were recorded in its cost of revenues for freight brokerage service.

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

Whether the consolidated affiliates can obtain such government grants in a particular province in the PRC is subject to the policy of the local government authority and the negotiation between such local government authority and the relevant consolidated affiliates, and if the Group fails to further obtain such grants from local government authorities, its business and financial condition could be materially and adversely affected. While the consolidated affiliates are currently entitled to government grants based on cooperation agreements with the local government authorities, we cannot assure you that the consolidated affiliates will be able to continue to receive such government grants on similar terms, or at all. For the years ended December 31, 2021, 2022 and 2023, the gross amounts of VAT costs amounted to RMB3,510.7 million, RMB4,518.9 million and RMB5,271.1 million (US$742.4 million), respectively, and the government grants amounted to RMB1,559.8 million, RMB1,979.6 million and RMB2,150.1 million (US$302.8 million), respectively. During the years ended December 31, 2021, 2022 and 2023, we did not experience any material reduction or cancelation of government grants that we are entitled to. In the event that the government grants are reduced or canceled, we may have to adjust the rate of the FTA platform service fee, which could make the freight brokerage service less attractive to shippers and truckers and the Group’s business could be materially and adversely affected. We cannot assure you that we will always be able to pass on any increased VAT costs due to reduction or elimination of related government grants through adjustment of the rate of platform service fee either, in which case, the Group may incur gross loss for the freight brokerage service and its results of operations and financial condition could be materially and adversely affected. In addition, any significant delay in the payment of government grants may also have a material and adverse impact on the Group’s results of operations and financial condition.

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

The Group incurred in the past, and may incur in the future, net losses.

The Group incurred significant losses in the past. It incurred net losses of RMB3,654.5 million in 2021. In 2022 and 2023, the Group recorded net income of RMB411.9 million and RMB2,227.1 million (US$313.7 million), respectively. We will need to continue to generate and sustain increased revenue levels and effectively manage expenses in future periods to maintain and increase profitability. However, there is no guarantee that the Group will continue to record or increase net income in the future.

We focus on long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and truckers, enhance their user experience, and expand the capabilities and scope of the FTA platform. We believe these efforts are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and/or increasing its net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove to be more expensive than we anticipate, and we may not succeed in increasing the Group’s revenue sufficiently to offset these expenses. For example, we may aggressively expand the Group’s market share in the intra-city and LTL verticals, and we may incur substantial costs in connection with such efforts. In addition, as part of the Group’s future growth strategy, we may decide to lower the Group’s service fees for freight brokerage service to serve more shippers and drive their engagement, which would result in lower revenue from freight brokerage service in the near term. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. The Group’s strategic investments and acquisitions may also adversely affect its results of operations. For example, our investment in Plus Automation, Inc. and Plus PRC Holding Ltd. may have the effect of increasing the Group’s net losses in the future. Plus is a developer of automated driving systems for trucks, and it has incurred significant losses and may not become profitable in the near future or at all. As such, we may not be able to achieve, maintain or increase profitability in the future.

We face risks associated with the cargo transported using the freight matching service and vicarious liability for vehicles registered with the Group.

The consolidated affiliates handle a large volume of cargos through the freight brokerage service, and face challenges with respect to the safety of these cargos. Cargos may be stolen, damaged or lost for various reasons, and the consolidated affiliates may be perceived or found liable for such incidents. Although the consolidated affiliates only assume liability for cargo damages up to RMB20,000 per shipment under their shipping agreements, we may need to expend resources on responding to and defending against claims arising out of these incidents. Furthermore, there can be no assurance that the consolidated affiliates will be able to limit our liability to RMB20,000 per shipment in every instance. In addition, the consolidated affiliates do not inspect cargos for unsafe, prohibited or restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other cargos, injure recipients, harm truckers, damage properties or cause serious accidents. Furthermore, if truckers on the FTA platform transport and deliver prohibited or restricted items, the consolidated affiliates may be subject to administrative or criminal penalties, and if any personal injury or property damage takes place, the consolidated affiliates may be subject to civil liabilities. We may face similar risks for our freight listing service and online transaction service, although to a lesser extent, as the transportation is fulfilled by third-party truckers.

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

As of the date of this annual report, the Group had not been involved in any non-compliance incident which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse impact on the Group’s business, financial condition or results of operations. However, if the PRC government continues to tighten its regulatory framework for the road transportation and internet service industries in the future, and subject industry participants such as the Group to new or specific requirements, such as licensing or additional user protection requirements, or require us to adjust the Group’s existing business practices, the Group’s business, financial condition and prospects would be materially and adversely affected. For instance, since 2021, the PRC Ministry of Transport has issued several guidances which repeatedly mentioned the concept of ensuring truck drivers’ reasonable income and restriction of commission fees and membership fees. However, there are substantial uncertainties regarding the interpretation and application of these guidances and there is no further detailed rules or requirements that have been issued by such authority currently. The PRC Ministry of Transport or other regulatory authorities may from time to time issue new guidances or take further actions in the future to strengthen this aspect. We, together with several other industry players, were requested to attend certain regulatory guidance meetings in the past. During these meetings, the relevant regulators emphasized the industry players’ responsibilities to manage safety risks, set appropriate shipping prices and charges, avoid unfair competition, maintain adequate internal processes and protect user (particularly trucker) rights, among other requirements. In connection with these meetings, we were also from time to time requested to furnish materials regarding our business practices with respect to the relevant topics. Going forward, we may continue to be required to attend similar meetings or become subject to regulatory inquiries or investigations with PRC regulators. There is no guarantee that such regulatory communications would not result in substantial penalties or orders, or require us to adjust the Group’s existing business practices in ways that may materially and adversely affect its growth and results of operations. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practices are deemed to violate any existing or future rules, laws and regulations, the Group may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well. We may also suffer reputational damages, if the Group or its business partners are deemed to violate any existing or future rules, laws and regulations.

Under PRC laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. While the Group has adopted content screening mechanisms, there is no guarantee that the content posted or displayed on the FTA platform, including those posted by us and by our users, such as shippers, will not be deemed by the PRC government to violate any content restrictions. If such cases happen, we could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect the Group’s business, financial condition and results of operations.

In addition, the insurance brokerage business of Shan’en Insurance has been and will continue to be subject to regular and ad hoc regulatory inspections and actions by National Financial Regulatory Administration (formerly known as China Banking and Insurance Regulatory Commission, or the CBIRC), or the NFRA, and other authorities regarding its compliance with applicable rules and regulations. We were subject to an inspection from July to September 2021 by a local counterpart of CBIRC, who, upon completion of the inspection, required us to rectify our archive management and disclosure policy. As of the date of this annual report, we have taken the rectification actions as well as measures to enhance internal control, and paid an immaterial amount of fine. There can be no assurance that the regulatory authorities will not identify non-compliance incidents regarding Shan’en Insurance’s operations in the future. Regulatory actions against Shan’en Insurance may materially and adversely affect the Group’s business, financial condition and results of operations.

The Group’s day-to-day operation is also subject to laws and regulations such as occupational safety and fire control requirements, among others. The Group may from time to time develop new solutions and services, which may also subject the Group or its business partners to additional regulatory or licensing requirements, including anti-monopoly laws, anti-unfair competition law, consumer protection laws and tax requirements, among others. Failure by the Group or its business partners to comply with any such new regulatory or licensing requirements could result in fines, penalties or even criminal liabilities, which would materially and adversely affect the Group’s business and results of operations.

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

Although we do not believe we were legally required to make a merger control review filing or obtain merger control approval in relation to the historical merger between Yunmanman and Huochebang in 2017, there can be no assurance that regulators will agree with us, particularly, in light of the enforcement actions since 2020. In addition, as there were few cases where companies using variable interest entities were investigated for failure to make filings in connection with concentration of undertakings prior to 2020, we did not file prior notification of concentration of undertakings for our historical business alliance or joint-investment transactions with our business partners. The SAMR issued a penalty decision on one transaction we made in 2020, for which we have paid an immaterial amount of penalty. There can also be no assurance that regulators will not initiate other anti-monopoly enquiry or investigation into, or take enforcement actions against, the historical merger between Yunmanman and Huochebang and/or our historical business alliance or joint-investment transactions or require us to submit filings in relation to such historical transactions. We may be subject to penalty in connection with any such enquiry or investigation, if we are determined by the anti-monopoly enforcement agency to have failed to make the requisite filings, including (i) a fine up to ten percent of the business operator’s sales revenue in the past year, if the concentration of undertakings has or may have an effect of excluding or limiting competition, or (ii) a fine up to RMB5 million if the concentration of undertakings does not have the effect of excluding or limiting competition, and in extreme cases the anti-monopoly enforcement agency may order business operators to cease illegal concentration, to dispose shares, assets or businesses within a certain period of time, or to take other necessary measures to restore to the state before the concentration pursuant to the applicable PRC anti-monopoly law. We may also be subject to claims from our competitors or users, which could adversely affect the Group’s business and operations. Furthermore, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines against the Group.

On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China was adopted and became effective on August 1, 2022, which stipulates that the State Council’s anti-monopoly enforcement agency may order business operators to cease illegal concentration, to dispose shares, assets or businesses within a certain period of time, or to take other necessary measures to restore to the state before the concentration. For details, see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations Related to Anti-Monopoly.” Stricter anti-monopoly and anti-unfair competition enforcement by the PRC regulatory authorities, especially enforcement actions focused on platform economy, may, among other things, prohibit the Group from future acquisitions, divestitures or combinations the Group plans to make, impose fines or penalties, require divestiture of certain of the Group’s assets, or impose other restrictions that limit or require the Group to modify its operations, including limitations on the Group’s contractual relationships with shippers and truckers or restrictions on the Group’s pricing or revenue models, which could materially and adversely affect the Group’s business, financial condition, results of operations and future prospects.

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

In November 2020, the CBIRC and People’s Bank of China, or the PBOC, published the draft Interim Measures for the Administration of Online Small Loan Business, or the Draft Online Small Loan Measures. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. We have utilized our small loan company, which is one of our PRC subsidiaries, to fund a portion of the cash loans to shippers and truckers. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will, among other things, require our small loan company to obtain the NFRA’s approval to be able to continue to operate our cash loan business across different provinces after the three-year transition period. We cannot assure you that we will be able to obtain the NFRA’s approval in a timely manner, or at all. As of December 31, 2023, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB3,521.1 million (US$495.9 million). Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022.

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.45% as published on March 20, 2024, such cap would be 13.80%. According to a guidance letter issued by the SPC on December 29, 2020, clarifying the applicability of its revised judicial interpretation, the cap for private lending rate does not apply to small loan companies, financial guarantee companies, financial leasing companies, commercial factoring companies and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing small loan companies. For example, recent SPC guidance and judgment indicate that the portion of annualized interest rate, or APR, charged by financial institutions in excess of 24% per annum will not be supported in litigations. The APRs on our cash loans vary depending on borrowers’ credit profiles and may exceed 24% in some cases. The excess portion may not be enforceable should any dispute arise between us and the relevant borrowers. If the regulatory requirements for our licensed small loan company or financial guarantee companies are strengthened by any newly adopted, or by the application of any existing, laws, regulations or rulings, our licensed small loan company or financial guarantee companies may need to change their business models, which may have a material and adverse effect on the Group’s business, financial condition, results of operation and prospects.

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

We provide various credit solutions to shippers and truckers to meet their financial needs. We have primarily used our own capital to fund cash credit solutions for shippers and truckers. We also facilitate loans funded by third-party financial institutions, and we guarantee such loans. Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022. We believe our credit solutions create value for our ecosystem participants and enhance user engagement and transaction activities on the FTA platform. As of December 31, 2023, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB3,521.1 million (US$495.9 million), and the total non-performing loan ratio for these loans was 2.0%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

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

The Group’s collection and recovery efforts may become less effective and may also subject it to regulatory risks and reputational risks.

We provide truckers with cash credit solutions and shippers with working capital loans, which are primarily funded by us through our small loan company, which is one of our PRC subsidiaries. Certain cash loans for truckers are funded by an institutional funding partner, and we guarantee such loans through arrangements with the institutional funding partner. The term of such loans is typically less than one year.

The Group endeavors to ensure that it complies with the relevant laws and regulations in the PRC in collecting loans receivable and has established strict policies and implemented measures to ensure that the personnel responsible for collecting loans receivable do not engage in aggressive or predatory practices. However, there can be no assurance that such personnel will not engage in any misconduct while performing their tasks. Any misconduct by such personnel or the perception that the collection and recovery practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may lead to negative publicity and result in harm to our reputation and business, which could further undermine the ability to collect loans receivable, or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

Any failure by the Group, its business partners or users to comply with applicable anti-money laundering laws and regulations could damage the Group’s reputation.

The Group, its business partners and third-party payment service providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of the Group’s third-party service providers or users fail to comply with applicable anti-money laundering laws and regulations, the Group’s reputation could suffer and it could become subject to regulatory intervention, which could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, any negative perception of the industries relevant to the Group’s business, such as any failure of online transaction platform to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise the Group’s image or undermine the trust and credibility it has established.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted share incentive plans to provide additional incentives to directors, officers, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have granted options and ordinary shares to certain directors, officers and employees pursuant to our share incentive plans, and option to purchase 262,619,654 Class A ordinary shares was outstanding as of March 31, 2024. The Group recorded RMB3,837.9 million, RMB919.3 million and RMB441.8 million (US$62.2 million) in 2021, 2022 and 2023, respectively, in share-based compensation expenses in relation to share-based award grants, including grants to the management members of certain of the Group’s equity investees. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, the Group’s expenses associated with share-based compensation may increase, which may have an adverse effect on the Group’s financial condition and results of operations.

The Group’s financial results may vary significantly from period to period due to the seasonality of its business and fluctuations in its operating costs.

The Group’s quarterly results of operations, including the levels of its revenue, operating cost and expenses, net (loss)/income and other key metrics such as fulfilled orders, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

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

One of the most important features of the FTA platform is its broad interoperability with a range of devices, operating systems, and third-party applications. The FTA platform is accessible from devices running various operating systems such as iOS and Android. We depend on the accessibility of the FTA platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify the FTA platform to assure its compatibility with that of relevant third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect the Group’s business.

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

We currently cooperate with Apple’s app store and Android app stores to distribute the Group’s mobile apps to users. As such, the promotion, distribution and operation of the Group’s applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. There is no guarantee that the Group’s applications will always comply with the standard terms and policies of such distribution platforms. If these third-party distribution platforms change their terms and conditions or their interpretations of these terms and conditions in a manner that is detrimental to us, or refuse to distribute the Group’s applications, timely launch updated versions of the Group’s applications, or remove the Group’s applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially reasonable terms, or at all, the Group’s business, financial condition and results of operations may be materially and adversely affected. In addition, such distribution platforms may require us to update or change our user policies or functions to meet their terms and conditions. As a result, our ability to attract, retain and expand our user base may be hindered, which could adversely affect the Group’s business or financial results.

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

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including, without limitation, data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, value-added telecommunication services laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws, property laws, anti-money laundering laws, anti-corruption laws, anti-bribery laws and criminal laws. There is no guarantee that the Group will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws. If the Group fails to defend itself in these actions, the Group may be subject to restrictions, fines or penalties that will materially and adversely affect the Group’s operations. Even if the Group is successful in its attempt to defend itself in legal and regulatory actions or to assert its rights under various laws and regulations, the process of communicating with relevant regulators, defending itself and enforcing its rights against the various parties involved may be expensive and time-consuming. These actions could expose the Group to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

In addition, the Group’s directors, management and key employees may from time to time be subject to litigation, regulatory investigations, proceedings, confinement and/or negative publicity or otherwise face potential liability in relation to commercial, labor, employment, securities or other matters, which could affect their ability or willingness to continue to serve the Group or dedicate their efforts to the Group and negatively affect the Group’s brand and reputation, resulting in an adverse effect on its business, results of operations and financial condition.

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

We rely on certain key operating metrics, such as fulfilled orders, average shipper MAUs and shipper MAUs, among other things, to evaluate the performance of the Group’s business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data, which are subject to our estimates and adjustments. For example, we define (i) active shippers as the aggregate number of registered shipper accounts on the FTA platform that have posted at least one shipping order on the FTA platform during a given period, and (ii) shipper MAUs as the number of active shippers in a given month. However, some shippers may use more than one account, and/or may share the same account with other shippers. As a result, the Group’s shipper MAUs may understate or overstate the number of shippers who have posted at least one shipping order on the FTA platform in a given month. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, the Group’s reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect the Group’s business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We may not be able to prevent others from unauthorized use of the Group’s intellectual property and we may be subject to intellectual property infringement claims, either of which could harm the Group’s business and competitive position.

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect the Group’s proprietary rights. As of December 31, 2023, the Group had 234 patents, 119 pending patent applications, 1,035 registered trademarks and 271 pending trademark applications and 341 registered software copyrights in China. As of December 31, 2023, the Group had 20 registered trademarks in other countries, including India, Russia and Vietnam.

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

In addition, loss incurred by the Group’s equity method investees affects the Group’s results of operations. The Group recognized share of loss in equity method investees of RMB11.3 million, RMB1.2 million and RMB2.1 million (US$0.3 million) in 2021, 2022, and 2023, respectively. Impairment loss recognized on the Group’s equity investees and investments in debt securities may also affect the Group’s results of operations. For example, the Group recognized impairment loss of RMB111.6 million in 2021, primarily attributable to full impairment provision recognized on two of the Group’s equity investees. The Group may also extend loans to certain companies from time to time and may experience impairment loss in connection with such loans.

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

As of December 31, 2023, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

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

In addition, we cannot assure you that the Group’s employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. For instance, certain of our PRC subsidiaries and consolidated affiliates engage third-party human resources agencies to make social insurance and housing provident fund contributions for some of their employees. There is no assurance that such third-party agencies make contributions in full in a timely manner, or at all, and even if they do, regulators may deem such practice to be noncompliant with the relevant labor laws and bring enforcement actions against us. If we are deemed to have violated relevant labor laws and regulations, we could be required to make additional contributions to social insurance or housing provident funds, pay late fees and fines, provide additional compensation to the Group’s employees or adjust our labor practices and the Group’s business, financial condition and results of operations could be materially and adversely affected. In addition, any strike or other work stoppage or group incidents engaged by our employees may subject us to significant disruption of our operations and/or higher on-going labor costs, which may have an adverse effect on our reputation, business, financial condition and results of operations.

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

The Group experienced certain disruptions in its operations in certain periods from 2020 to 2022 as a result of the COVID-19 outbreak in China and measures undertaken by the Chinese government to contain the spread of COVID-19, which negatively affected the Company’s business to some extent. For instance, the COVID-19 outbreak, together with other factors, contributed to sequential decreases in the number of fulfilled orders in the third and fourth quarters of 2021 from the respective previous quarters as well as year-on-year declines in fulfilled orders in 2022. The Group has gradually recovered from the impact of COVID-19, as evidenced by year-over-year increase in fulfilled orders from 2022 to 2023. Nonetheless, any future COVID-19 outbreaks in China may adversely affect the Group’s business, results of operations, financial position and cash flows.

The Group may be required to write down goodwill and other identifiable intangible assets.

The Group’s balance sheet includes a material amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 9.1% of total assets on its balance sheet as of December 31, 2023. The impairment of a significant portion of these assets would negatively affect the Group’s financial condition or results of operations. The Group regularly evaluates whether events and circumstances have occurred indicating that any portion of its intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, the Group may be required to reduce the carrying value of these assets. The Group did not identify additional impairment indicator as of December 31, 2023 to trigger the impairment of the goodwill and intangible assets.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors. As a result of the volatility, our market capitalization decreased from US$8.6 billion as of December 31, 2022 to US$7.5 billion as of December 31, 2023. While our market capitalization remained relatively stable at US$7.6 billion as of March 31, 2024, there is no guarantee that our market capitalization will not decrease in the future. If such situation occurs, we may be required to evaluate the recoverability of goodwill prior to the annual assessment, and we can provide no assurance that a material impairment charge will not occur in a future period. Such an impairment could have a material adverse effect on our business, financial position, results of operations and liquidity.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises. Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services, we conduct a substantial part of the Group’s operations in China through the Group VIEs, which hold certain licenses required to operate our business in China. Our PRC subsidiaries, Jiangsu Yunmanman, FTA Information and Yixing Manxian, entered into contractual arrangements with the Group VIEs (which are Manyun Software, Shan’en Technology and Manyun Cold Chain) and the Group VIEs’ respective shareholders, respectively. For a detailed description of these contractual arrangements, see “Item 4. Information of the Company — C. Organizational Structure— Contractual Arrangements with the Group VIEs.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among (i) Jiangsu Yunmanman, Manyun Software and Manyun Software’s shareholders, (ii) FTA Information, Shan’en Technology and Shan’en Technology’s shareholders and (iii) Yixing Manxian, Manyun Cold Chain and Manyun Cold Chain’s shareholders is valid, binding and enforceable in accordance with its terms. In addition, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion prior to the termination thereof in connection with the Reorganization, each of the contracts among (i) Jiangsu Yunmanman, Shanghai Xiwei, and Shanghai Xiwei’s shareholders, (ii) Jiangsu Yunmanman, Beijing Manxin, and Beijing Manxin’s shareholders and (iii) FTA Information, Guizhou FTA, and Guizhou FTA’s shareholders was valid, binding and enforceable in accordance with its terms then in effect.

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

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, which, together with the Class A ordinary shares he beneficially owns, represent 77.3% of the voting power of our total issued and outstanding shares as of March 31, 2024. As a result, Mr. Peter Hui Zhang has the ability to control or exert significant influence over important corporate matters to the extent permitted under our memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our Company that require approval of shareholders, including, among others:

•

the composition of our board of directors and, through it, any determinations with respect to the Group’s operations, business direction and policies, including the appointment and removal of officers; and

•	any determinations with respect to mergers or other business combinations.

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

The filing with and reporting to the CSRC will be required in connection with our future offshore offerings and occurrences of their specific events. We cannot assure you that we will be able to make such filing or reporting in a timely manner.

On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, together with 5 supporting guidelines (together with the Trial Measures, collectively referred to as the “New Regulations on Filing”), and published the answers to reporters’ questions and an announcement about filing management arrangements. Currently, the Group is not required to make any filing under the New Regulations on Filing or the announcement. However, according to the New Regulations on Filing, any future securities offerings made by the Group in the U.S. securities markets shall be filed with and reported to the CSRC within three working days after the offering is completed, and any future securities offerings made by the Group in other overseas securities markets shall be filed with and reported to the CSRC within three working days after the applications for such offerings are submitted. The Group will also be subject to filing requirement if it seeks to directly or indirectly list its domestic assets in overseas markets through one or multiple acquisitions, share swaps, transfers of shares or other means. In addition, the Group shall submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters— Regulations Related to M&A Rules and Overseas Listings.”

If we engage in offshore securities offerings or experience relevant events mentioned above in the future, we would need to comply with the filing and reporting requirements under the Trial Measures. If we fail to comply with such requirements, we may face adverse actions or sanctions by the CSRC, such as orders for correction, warnings and a fine between RMB1,000,000 and RMB10,000,000. Furthermore, the CSRC and other PRC regulatory authorities may adopt new regulatory requirements for offshore securities offerings. We cannot assure you that we will be able to make all filings or reports and obtain all applicable approvals in connection with future offshore securities offerings in a timely manner, or at all. Any adverse regulatory actions or sanctions could result in material and adverse effect on the Group’s business, reputation, financial condition or the trading price of the ADSs, such as delays or cancellation of offshore securities offerings, delays in or restrictions on the repatriation of the proceeds from any such offerings into the PRC, or restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China.

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

Under PRC laws, rules and regulations, each of our subsidiaries and the consolidated affiliates incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and the consolidated affiliates incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries and the consolidated affiliates did not have any retained earnings available for distribution in the form of dividends as of December 31, 2023. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports were completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 and November 2023 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and completed its annual inspection and investigation in 2022 and 2023, respectively, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022, or the 2022 annual report, and we were not identified as an SEC-identified issuer after we filed the 2022 annual report in 2023. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we do not expect to be identified as an SEC-identified issuer in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of the Group’s service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of similar services;

•	actual or anticipated fluctuations in the Group’s quarterly results of operations and changes or revisions of its expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

•	short selling reports published by short sellers and other short selling activities.

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

Because we cannot guarantee any future payment of cash dividends, you may not receive any return on your investment unless you sell your ADSs for a price greater than that which you paid for them.

We cannot guarantee any future payment of cash dividends. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We have been named as a defendant in three putative shareholder class action lawsuits in connection with our initial public offering. In October 2021, two of the class action lawsuits were consolidated. On February 27, 2024, the parties executed a stipulation of settlement that resolves the lawsuits for $10.25 million, and the Supreme Court of the State of New York, or the Court, preliminarily approved the settlement on April 3, 2024. See “Item 4. Information of the Company — B. Business Overview —Legal Proceedings and Compliance.” On April 8, 2024, FTA paid the settlement amount in full, to be held in escrow pending final settlement approval in accordance with the stipulation of settlement. A final settlement approval hearing has been set for September 5, 2024. In the event that the settlement is not given final approval by the Court or is otherwise terminated, we are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will prevail in defense of these lawsuits. Any adverse outcome of these cases could have a material adverse effect on the Group’s business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on the Group’s business or financial results.

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

The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we cannot guarantee any future payment of cash dividends. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.

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

For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. In March 2024, the SEC adopted final rules on climate-related disclosure, which require issuers to make a significant amount of climate-related disclosure, including, among others, material Scope 1 and Scope 2 greenhouse gas, or GHG, emissions, climate-related financial metrics, climate-related strategy, governance, targets and goals. The final rules also include phased-in attestation requirements for GHG disclosure. As a result, we may incur significant costs and devote substantial time and efforts to comply with the new rules. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the past and projected composition of the Group’s income and assets, and the valuation of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a significant risk that we were a PFIC in 2023 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status.

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

Among other things, we are not required under the NYSE corporate governance listing standards to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; (v) have regularly scheduled executive sessions with only independent directors each year; or (vi) hold annual shareholders meetings.

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

Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with the Group VIEs. Prior to March 2021, our Group VIEs were Shanghai Xiwei, Beijing Manxin, and Guiyang Huochebang. These Group VIEs and their subsidiaries held certain licenses required to operate our business in China. Jiangsu Yunmanman, our subsidiary, exercised control over Shanghai Xiwei and Beijing Manxin through a series of contractual arrangements with Shanghai Xiwei, Beijing Manxin and their respective shareholders. FTA Information, our subsidiary, exercised control over Guiyang Huochebang through a series of contractual arrangements with Guiyang Huochebang and its shareholders.

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

In the fourth quarter of 2021, in order to enhance corporate governance, we underwent the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. Manyun Software and Shan’en Technology, which were wholly-owned subsidiaries of Shanghai Xiwei prior to the Reorganization, were transferred to nominee shareholders in the fourth quarter of 2021. Jiangsu Yunmanman gained control over Manyun Software through a series of contractual arrangements with Manyun Software and its shareholders, and FTA Information gained control over Shan’en Technology through a series of contractual arrangements with Shan’en Technology and its shareholders. Manyun Software acquired Beijing Manxin and Shanghai Xiwei from their respective shareholders for nominal price and they became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. In addition, we acquired Beijing Manxin and Shanghai Xiwei from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Yunmanman on January 1, 2022. Meanwhile, we acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information on January 1, 2022.

In May 2022, Yixing Manxian gained control over Manyun Cold Chain, which was a majority-owned subsidiary of Manyun Software, through a series of contractual arrangements with Manyun Cold Chain and its shareholders. Following this change, the Group VIEs are currently Manyun Software, Shan’en Technology and Manyun Cold Chain.

After the Reorganization, Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and, together with Jiangsu Yunmanman, providing freight matching services, Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services, and Manyun Cold Chain primarily provides freight matching services for the cold chain logistics sector and operates Yunmanman Cold Chain apps. The value-added services other than the insurance brokerage services are primarily conducted by Jiangsu Yunmanman, FTA Information and their respective subsidiaries.

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

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2023, an average number of approximately 2.24 million shippers posted shipping orders on the FTA platform each month, and 3.9 million truckers fulfilled shipping orders on the FTA platform in 2023. In 2023, the Group facilitated 158.8 million fulfilled orders.

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

•

Online Transaction Service. Building on the technology and operational knowhow developed from the Group’s freight listing and brokerage services, the Group launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. Truckers are required to make payments for freight deposits to the FTA platform to secure a shipping order, which contributes to better service quality and higher fulfillment rates. In the second half of 2020, the Group began monetization of its online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The FTA platform’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such commissions. We have subsequently rolled out commissions in more cities and ramped up penetration. In the three months ended December 31, 2023, the Group collected commissions in a total of 204 cities with a total transaction commission revenue of RMB644.8 million.

Value-added Services

The Group provides a range of value-added services, which cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform. Shippers can access the transportation management system, credit solutions and insurance services on the FTA platform. Truckers can access software for managing traffic ticket records, credit solutions, insurance services, electronic toll collection, or ETC, services, energy services and other services on the FTA platform.

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

Our Scale and Financial Performance

We have grown rapidly and reached significant scale in recent years. In 2022 and 2023, the Group facilitated 119.1 million and 158.8 million fulfilled orders, respectively, representing a 33.4% year-over-year growth.

We are at an early stage of monetization. The Group generates revenue primarily from membership fees, with the majority coming from shippers, freight brokerage fees from shippers, transaction commission from truckers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. The Group started monetization of online transaction service in the second half of 2020. The Group’s total net revenues were RMB4,657.0 million, RMB6,733.6 million and RMB8,436.2 million (US$1,188.2 million) in the years ended December 31, 2021, 2022 and 2023, respectively. The Group recorded net loss of RMB3,654.5 million in 2021 and net income of RMB411.9 million and RMB2,227.1 million (US$313.7 million) in 2022 and 2023, respectively. The Group recorded non-GAAP adjusted net income of RMB450.5 million, RMB1,395.4 million and RMB2,797.0 million (US$394.0 million) in 2021, 2022 and 2023, respectively. We define non-GAAP adjusted net income as net (loss)/income excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to acquisitions, (v) impairment of long-term investment, (vi) settlement in principle of U.S. securities class action and (vii) tax effects of non-GAAP adjustments. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Non-GAAP Financial Measures” for details.

The Group’s Solutions

The Group provides freight matching services by facilitating transactions between shippers and truckers and connects them with value-added service providers, such as financial institutions, highway authorities, gas stations and insurance companies. The Group’s freight matching services and value-added services are accessible through Yunmanman shipper and trucker mobile apps, Huochebang shipper and trucker mobile apps, Shengsheng mobile apps and Yunmanman Cold Chain shipper and trucker mobile apps.

Freight Matching Services

The Group provides a range of freight matching services that cater to the specific needs of shippers and truckers. The Group started its business by operating a freight listing platform, where shippers post shipping orders and truckers contact shippers to secure their next shipping orders. In 2023, the Group facilitated 158.8 million fulfilled orders. The Group primarily serves the long-haul shipping needs within the FTL segment, and also provide intra-city and LTL logistics services. The Yunmanman and Huochebang brands primarily offer long-haul freight matching services, and the Shengsheng brand primarily offers intra-city freight matching services. Prior to April 2023, the Group offered intra-city freight matching services primarily through the Shengsheng Huitouche app. Since April 2023, the Group has offered intra-city freight matching services primarily through its new Shengsheng apps.

Freight Matching Process

We set forth below the key steps of the freight matching process, including registration, posting shipping orders, finding and accepting shipping orders, as well as fulfillment and settlement, on the Yunmanman mobile apps. Similar functions are available on the Huochebang mobile apps, Shengsheng mobile apps and Yunmanman Cold Chain shipper and trucker mobile apps.

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

Freight Listing Service

The Group offers freight listing service through the consolidated affiliates. The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are required to pay membership fees in order to post additional shipping orders. The Group currently offers mainly two tiers of membership. The first tier requires an annual fee of RMB688 and allows a shipper to post up to 100 shipping orders each year. Designed for businesses with highly frequent shipping needs, the second tier requires an annual fee of RMB1,688 and allows a shipper to post up to 1,688 shipping orders each year. From time to time, the Group allows paying members to post additional shipping orders for free as part of its promotional efforts. As of December 31, 2023, the FTA platform had 790 thousand shipper users with active paying memberships. In addition, in certain innovative businesses, the Group charges truckers membership fees, which entitle them to fullfill certain number of orders on the FTA platform.

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

Online Transaction Service

The Group’s online transaction service further digitalizes the shipping transaction process and enables shippers and truckers to transact more efficiently through the FTA platform. The Group offers online transaction service through the consolidated affiliates and one PRC subsidiary. At the inception of each transaction, the Group’s system generates an electronic agreement that specifies the rights and obligations of the shipper and the trucker, including shipping fee as agreed between the shipper and the trucker. The Group has established transaction rules and standards to promote honest dealings on the FTA platform. Our extensive industry knowledge enables us to align such rules and standards with the expectations of honest market players in order to facilitate transparent and efficient transactions. For example, truckers are required to pay deposits to the FTA platform to secure shipping orders. Deposits serve as assurance for the timeliness and quality of truckers’ services. On the other hand, truckers can avail themselves of order cancelation protection and shipping fee protection when they use the online transaction service. If shippers cancel shipping orders when truckers are already on their ways to pick up cargos, truckers can collect cancelation fees from the FTA platform to cover the cost of travel. Most of the cancelation fees paid by the FTA platform are reimbursed by canceling shippers in accordance with the Group’s transaction rules. Furthermore, shippers may fail to pay shipping fees on a timely basis, and the Group helps truckers collect overdue fees by contacting shippers.

In light of the significant value created by the online transaction service, the Group started to monetize the service in the second half of 2020. In the three months ended December 31, 2023, for selected types of shipping orders originating from 204 cities in China, the Group collected commissions from truckers for shipping transactions matched through the online transaction service. The commissions are typically based on the amount of shipping fees provided by shippers. The Group may explore other revenue models to monetize its online transaction service in the future.

Value-Added Services

We provide a range of value-added services primarily through our PRC subsidiaries and to a lesser extent, the consolidated affiliates. These services cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform, while enabling other businesses, such as financial institutions, insurance companies, gas station operators and highway authorities, to participate in our vibrant ecosystem. For shippers, we provide a transportation management system that makes it easy and efficient to track and manage their shipments as well as access to credit and insurance solutions to manage their risks and cash flows. We help truckers manage their operating costs and workflows by providing ETC and energy services as well as software solutions for managing traffic ticket records. We also provide access to credit and insurance solutions so the truckers can manage their risks and cash flows. As of December 31, 2023, over 4.6 million users used at least one of the Group’s value-added services.

Credit Solutions

We provide truckers with cash credit solutions and shippers with working capital loans, which are primarily funded by us through our small loan company, which is one of our PRC subsidiaries. Certain cash loans for truckers are funded by an institutional funding partner, and we guarantee such loans through arrangements with the institutional funding partner. The term of such loans is typically less than one year. Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022.

We assign customized credit limit based on data-driven assessment of borrowers’ creditworthiness. As of December 31, 2023, credit limit for trucker users and shipper users on the FTA platform typically did not exceed RMB50,000 and RMB100,000, respectively. In response to regulatory developments in the credit industry, we plan to take a conservative approach with respect to these business lines.

We implement a rigorous risk management system to address our credit risk exposure. As of December 31, 2023, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB3,521.1 million (US$495.9 million), and the total non-performing loan ratio for these loans was 2.0%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. As of December 31, 2023, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.

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

Our Nationwide Network

We have a nationwide network of shippers and truckers and facilitate shipments across China. We have built a vibrant ecosystem of millions of shippers and truckers. In the three months ended December 31, 2023, the Group’s average shipper MAUs reached approximately 2.24 million. In 2023, 3.9 million truckers fulfilled shipping orders on the FTA platform. In 2023, the Group facilitated 158.8 million fulfilled orders. The FTA platform supports a dense network of nationwide routes connecting every prefecture-level city in China with hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a high entry barrier to potential competitors.

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

Some of the truckers on the FTA platform are individual owner-operators from low-income communities. The FTA platform significantly increases their earnings potential by reducing their idle time and wasted mileage. In addition, before the launch of the FTA platform, the road transportation market in China was fraught with poor behaviors from both shippers and truckers who took advantage of the information asymmetry in the vast and fragmented market. The FTA platform establishes rules to protect the interests of honest market players and promote a healthy road transportation market. Furthermore, the Group is undertaking social-minded initiatives to promote truckers’ interests and professional dignity, such as hosting annual Truckers’ Festivals since 2017, which entail granting trucker awards and conducting trucker well-being surveys, among other efforts. In addition, the Group has launched the “Truckers’ Home” feature on its Yunmanman and Huochebang apps, which enables truckers to conveniently find rest stops for breaks, food and showers on these apps, meeting their needs during long hauls. The Group also made financial donations to schools located in low-income communities.

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

As of December 31, 2023, the Group’s customer service team consisted of 933 members. The Group’s users can submit inquiries and complaints through the Group’s mobile apps on a 24/7 basis or calling its customer service hotline. The Group is committed to addressing user inquiries and complaints in a prompt and fair manner. The Group offers AI-powered automated customer service, which can solve its customers’ problems more efficiently. The Group also uses its data insights to analyze customer service needs and proactively address issues. This is complemented by the ground force who helps the Group better understand user behavior and needs through personal connections and face-to-face meetings, which supplements the data insights the Group accumulates through its online platform and enables the Group to better serve its ecosystem participants.

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

Sales and Marketing

While the Group’s current scale and compelling value propositions attract shippers and truckers organically to the FTA platform through word-of-mouth referrals, the Group also engages in online marketing through various channels, such as app store advertising, popular search engines and social media platforms. The Group supplements its online marketing efforts with the ground force’s personal connections. The Group also leverages its data insights to optimize the efficiency of its marketing activities. In addition, the Group engages truckers to promote its brands through placing the Group’s logo stickers on their trucks. As a result, the Group is able to acquire users in a cost-effective manner.

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

Employees

As of December 31, 2021, 2022 and 2023, the Group had a total of 7,103, 6,795 and 7,585 employees, respectively. The following table sets forth a breakdown of the Group’s full-time employees categorized by function as of December 31, 2023.

Function	Number of employees	% of total employees
Customer services and operations	1,255	16.5
Research and development	1,516	20.0
General and administration	628	8.3
Sales and marketing	4,186	55.2
Total	7,585	100.0

As of December 31, 2023, all of the Group’s employees were based in China. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has been able to attract and retain talented personnel and maintain a stable core management team.

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

Facilities

The Group maintains a number of leased properties. The Group leases approximately 40,928 square meters of office space in Nanjing, Jiangsu Province, primarily for corporate administration and research and development. In addition, the Group leases office spaces in Beijing, Shanghai, Chengdu and other cities to house its personnel engaged in platform operations, regional corporate administration and technology support.

The Group has land use right for a parcel of land of approximately 21,817 square meters in Nanjing, Jiangsu Province, where the Group is currently constructing an office building for its headquarter in Nanjing. The estimated amount of expenditure in constructing the office building is RMB0.8 billion (US$0.1 billion). As of December 31, 2023, the Group paid RMB75.6 million (US$10.7 million) in cumulative for the construction, net of value added tax. The construction is funded by cash owned by the Group. The construction started in the second half of 2023 and is expected to complete in the second half of 2027. After completion, the building is expected to provide approximately 120,000 square meters of office space. The Group also owns an office building with office space of approximately 10,717 square meters in Guiyang, Guizhou Province.

We intend to add new facilities or expand the Group’s existing facilities as the Group scales up its business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Intellectual Property

The Group has developed a number of proprietary systems and technologies, and our success depends on the Group’s ability to protect its core technologies and intellectual property. The Group utilizes a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect its proprietary rights. As of December 31, 2023, the Group had 234 patents, 119 pending patent applications, 1,035 registered trademarks and 271 pending trademark applications in China. As of December 31, 2023, the Group also had 341 registered software copyrights in China and 131 registered domain names. As of December 31, 2023, the Group had 20 registered trademarks in other countries, including India, Russia and Vietnam.

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

Legal Proceedings and Compliance

During 2023 and up to the date of this annual report, we had not been involved in any litigation, arbitration or administrative proceeding against us that could have a material and adverse effect on the Group’s business, financial condition or results of operations, except as disclosed below. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Pratyush Kohli v. Full Truck Alliance Co. Ltd., et al., Case No. 1:21-cv-03903 (E.D.N.Y.)

On July 12, 2021, FTA, certain of its current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Eastern District of New York. On September 13, 2022, an amended class action complaint was filed. On November 1, 2022, a second amended class action complaint (“SAC”) was filed, which FTA and certain other defendants moved to dismiss on February 2, 2023. Plaintiffs submitted their opposition to FTA’s motion to dismiss on April 3, 2023. FTA and certain other defendants submitted their reply in support of the motion to dismiss on May 18, 2023.

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

Settlement

On September 17, 2023, FTA entered into a binding term sheet that agrees in principle to settle both of the class action lawsuits described above. On or around February 27, 2024, FTA and other parties to the lawsuits executed a stipulation of settlement that resolves the lawsuits for $10.25 million. The settlement amount is an all-in amount that covers all attorneys’ fees, administrative costs, expenses, class member benefits, class representative awards, and costs of any kind associated with the resolution of the lawsuits. On March 8, 2024, the parties submitted the stipulation to the Supreme Court of the State of New York, or the Court, and the Court preliminarily approved the settlement on April 3, 2024. On April 8, 2024, FTA paid the settlement amount in full, to be held in escrow pending final settlement approval in accordance with the stipulation of settlement. A final settlement approval hearing has been set for September 5, 2024. By agreeing to settle the lawsuits, FTA does not admit any allegations in the lawsuits or violation of any law or regulations. The settlement is still subject to final approval by the Court and various customary conditions. There can be no assurance that a settlement will be finalized and approved on the terms to which the parties currently agreed or at all.

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

License/Permit	Holder	Grant/Renew Date	Expiration Date
Value-Added Telecommunication Business Operation License	Manyun Software	January 23, 2024	January 5, 2027

Permit for Road Transport Business	Manyun Software	December 31, 2023	December 31, 2025

Value-Added Telecommunication Business Operation License	Manyun Cold Chain	March 30, 2023	September 13, 2026

Permit for Road Transport Business	Manyun Cold Chain	July 19, 2023	July 18, 2027

Approval of the Establishment of Huochebang Microfinance	Huochebang Microfinance	July 13, 2016	N/A

Approval of the Operation of Huochebang Microfinance	Huochebang Microfinance	December 15, 2016	N/A

Permit for Insurance Brokerage Business	Shan’en Insurance	February 20, 2024	March 4, 2027

Permit for Road Transport Business	Shan’en Technology	December 16, 2021	December 15, 2024

Value-Added Telecommunication Business Operation License	Shan’en Technology	August 28, 2023	December 19, 2026

Value-Added Telecommunication Business Operation License	Hainan Manyun Software Technology Co., Ltd, or Hainan Manyun	May 22, 2020	May 22, 2025

Permit for Road Transport Business	Hainan Manyun	June 3, 2020	June 2, 2024

Value-Added Telecommunication Business Operation License	Jiangsu Yunmanman Tongcheng Information Technology Co., Ltd., or Jiangsu Tongcheng	January 23, 2024	November 3, 2027

Permit for Road Transport Business	Jiangsu Tongcheng	September 15, 2023	September 14, 2027

Regulatory Matters

The following is a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in PRC are governed by the Company Law of PRC, or the Company Law, which was promulgated by the SCNPC on December 29, 1993, came into effect on July 1, 1994 and was most recently revised on December 29, 2023. The Company Law is applicable to both PRC domestic companies and foreign-invested companies, while the investment activities of a foreign investor shall be governed by the Foreign Investment Law of PRC and its implementation rules.

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

Regulations Related to Road Transportations

The Regulations on Road Transportation of PRC, promulgated by the State Council on April 30, 2004 and most recently amended on July 20, 2023, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the MOT on June 16, 2005 and last amended on November 10, 2023, requires that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 with relevant driving licenses and (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less) requisite knowledge, and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

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

Since November 2017, a series of regulations regarding the operation of non-vehicle operating carriers, including the Notice on Further Promoting the Pilot Program of Non-vehicle Operating Carriers on November 15, 2017 and the Notice on Promoting Pilot Work for Non-vehicle Operating Carriers on April 8, 2018 were promulgated by the MOT. Jiangsu Provincial Department of Transportation also issued a Notice on Further Promoting the Pilot Work for Non-vehicle Operating Carriers’ Road Freight on March 13, 2019. Later, on the basis of systematically summarizing the pilot work of non-vehicle operating carriers, on September 6, 2019, the MOT and the SAT jointly issued the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, or the Interim Measure of Road Freight Transport, which took effect on January 1, 2020, and, pursuant to which, “online freight operation” refers to the road freight transport operation activities in which an operator integrates and allocates transport resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the Interim Measure of Road Freight Transport, besides the road transportation permit with the business scope of online freight transport, the operators of online freight transport business shall also meet the requirements on commercial internet information service pursuant to the ICP Measures. In addition, the operators of online freight transport business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the E-Commerce Law of PRC, the Law on the Administration of Tax Collection of PRC and its implementing rules. The operators of online freight transport business shall also examine the qualifications of the vehicles and drivers, subject to certain exceptions. In cases where serious accidents arise from the operators of online freight transport business entrusting unqualified drivers or vehicles to provide transportation services, such operators will be subject to relevant regulatory and administrative actions. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with operating scope of online freight transport operation to qualified online freight operators. The term of effect of the Interim Measure of Road Freight Transport is two years since January 1, 2020. On December 20, 2023, the MOT and the SAT jointly issued the Announcement of Extending the Validity of the Interim Measures for Administration of Road Freight Transport Operation on Online Platform (2023), according to which the term of effect of the Interim Measure of Road Freight Transport was extended to December 31, 2025.

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

In July 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms, and both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. However, in December 2020, the CIRC promulgated the Measures on the Regulations of Internet Insurance Business, which took effect and replaced the Internet Insurance Interim Measures since February 1, 2021. According to which, an insurance institution, such as an insurance broker or Internet enterprises that have obtained insurance agency business permits, shall only sell Internet insurance products or provide insurance brokerage and insurance assessment services through its self-run network platform or the self-run network platforms of other insurance institutions, and the insurance application pages must belong to the self-run network platform of the insurance institution, unless otherwise required by competent authorities. In addition, the Measures on the Regulations of Internet Insurance Business imposed more stringent standards on the security management of information systems and operation data of the insurance institution, who shall be assume the primary responsibility for protecting customer information and shall follow the principles of legitimacy, rightfulness and necessity in collecting, processing and using personal information.

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

Besides, on February 25, 2023, the SAMR promulgated the Administrative Measures for Internet Advertising, or the Internet Advertising Measure, which became effective on 1 May 2023. The Internet Advertising Measure outlines the requirements that advertisers shall meet while operating advertising business online.

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

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Revised Cybersecurity Review Measures, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, or the Network Platform Operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the Network Platform Operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office.

The PRC Data Security Law was promulgated on June 10, 2021 and took effect on September 1, 2021. The Data Security Law sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.

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

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public sentiment attributes or social mobilizing capability shall file with the CAC within ten business days from the date of providing such services.

On November 25, 2022, the CAC, MIIT and the Ministry of Public Security promulgated the Administrative Provisions on Deep Synthesis of Internet Information Service , which took effect on January 10, 2023. The “deep synthesis technology” provided in such provisions refers to the technology to generate text, graphics, radio, video, virtual scenes, among others, with the use of deep learning and virtual reality. The measures emphasize that the deep synthesis services shall not be utilized for illegal activities prohibited by laws and regulations, and specifically, the related providers of such deep synthesis services shall (i) establish and improve control systems in regard to user registration, algorithm review, technological ethic review, information public review, data security, personal information protection, anti-telecom and online fraud, emergency disposal, etc. and hold safe and controlled technical protection measures; (ii) formulate and publicize related management rules and platform pacts, improve service agreements, perform management responsibilities in accordance with laws and agreements, and inform with explicit methods the technical supporters and users of the deep synthesis of their respective information safety obligations.

On July 10, 2023, the CAC together with other relevant authorities, released the Provisional Administrative Measures for Generative Artificial Intelligence Services, or Generative AI Services Measures, which came into effect on August 15, 2023 and mainly impose compliance requirements on providers of generative AI services. According to the Generative AI Services Measures, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall enter into service agreements with users registering for their generative AI services and shall adopt effective measures to prevent minor users from over-relying or addicting to generative AI services. In the event where illegal content or users engaging in illegal activities using generative AI services are discovered, the generative AI services providers are required to take appropriate measures, including stopping the generation of such illegal content and suspending or terminating the provision of services, undergo rectifications, keep relevant records and report to the competent authority. Any provider of generative AI services with public sentiment attributes or social mobilizing capability shall conduct security assessment and complete certain filings in accordance with relevant regulations. Providers of generative AI services may be subject to penalties for non-compliance, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which amended the Security Assessment Measures and further clarified the circumstances under which the security assessment of cross-border data transfer shall be applied for: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data handler other than a critical information infrastructure operator provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1,000,000 people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment or enter into a standard contract with overseas recipients for provision of personal information abroad if (i) such data processor, other than a critical information infrastructure operator, provides no less than 100,000 but no more than 1 million persons’ personal information (excluding sensitive personal information) abroad, or (ii) no more than 10,000 persons’ sensitive personal information abroad, accumulatively as of January 1 of the current year.

On April 14, 2023, the PRC Ministry of Transport published the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure, which stipulates that the Ministry of Transport shall formulate and improve the rules for identification of highway and waterway critical information infrastructure, considering following factors: (i) the degree of importance of network facilities and information systems for key core business of highway and waterway; (ii) the possible degree of harm in the event of destruction or disfunction of network facilities and information systems, or data leakage; and (iii) the relevant impact to other industries and fields.

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

Regulations Related to Anti-Monopoly

The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which was last amended on June 24, 2022 and became effective on August 1, 2022. According to the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. On March 10, 2023, the SAMR promulgated four specific regulations according to the Anti-Monopoly Law, including the Provisions on Prohibition of Monopoly Agreements, Provisions on Prohibition of Abuse of Market Dominance, Provisions on the Review of Concentrations of Undertakings and Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition (hereinafter collectively referred to as the Anti-Monopoly Regulations), which came into effect on April 15, 2023. Such Anti-Monopoly Regulations have refined the relevant provisions of the Anti-monopoly Law, optimized the procedures for regulation and law enforcement, and strengthened the legal liability of relevant entities.

The Rules of the State Council on Declaration Threshold for Concentration of Undertakings, were promulgated by the SAMR on the January 22, 2024 and came into effect on the same day, which raises the reporting thresholds for concentration of undertakings, and adds circumstances that need an advanced declaration. The deadline for public comments of such revision draft is July 27, 2022. Pursuant to the Anti-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In March 2018, the State Administration for Market Regulation, or SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the SAIC, respectively.

In February 2021, the Anti-monopoly Bureau of SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-monopoly Guidelines further clarified the calculation of the thresholds for declaring concentration of online platform operators, as well as the evaluation of the effect of the concentration of online platform operators on competition. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the Antimonopoly Law Enforcement Agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. According to the applicable Anti-Monopoly Law of the PRC, the State Council’s anti-monopoly enforcement agency may order business operators to cease illegal concentration, to dispose shares, assets or businesses within a certain period of time, or to take other necessary measures to restore to the state before the concentration. The enforcement agency may also impose upon a business operator (i) a fine up to ten percent of the business operator’s sales revenue in the past year, if the concentration of undertakings has or may have an effect of excluding or limiting competition, or (ii) a fine up to RMB5 million if the concentration of undertakings does not have the effect of excluding or limiting competition. Although we do not believe we were required to make merger control review filing or obtain merger control approval in relation to the historical merger between Yunmanman and Huochebang, there can be no assurance that regulators will not initiate anti-monopoly investigation in the future due to our large scale of business and increased regulatory scrutiny. In addition, although we do not believe we have engaged in any behaviors in violation of the Anti-monopoly Law, such as entering into monopolistic agreements or abusing market position, we cannot assure you that the regulators would agree with us and we may be required to adjust our business practices or may be subject to penalties, such as confiscation of incomes or potential fines, if our business practices are deemed to be non-compliant with the Anti-monopoly Law. We may also be subject to claims from our competitors or users, which could adversely affect the Group’s business and operations. Please see “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business and Industry—Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect the Group’s business, financial condition, or operating results.”

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

On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, together with 5 supporting guidelines (together with the Trial Measures, collectively referred to as the “New Regulations on Filing”), and published the answers to reporters’ questions and an announcement about filing management arrangements. According to the announcement, overseas public enterprises shall be deemed as stock enterprises and no immediate filing is required for such enterprises, however subsequent filings should be made as required if refinancing and other filing matters are occurred. Under New Regulations on Filing, subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed, and if the subsequent securities offerings is conducted in other overseas markets than where is has offered and listed, then it shall be filed with the CSRC within three working days after the relevant application is submitted overseas. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means and where overseas applications documents are not required, the listed company shall file with CSRC within three working days after the first public disclosure of the specifics of the transaction. In addition, overseas public enterprises shall submit a report to CSRC within three working days after the occurrence and public disclosure of following material events, including (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment; (4) voluntary or mandatory delisting.

C. Organizational Structure

Our Corporate Structure

Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with the Group VIEs. Prior to March 2021, our Group VIEs were Shanghai Xiwei, Beijing Manxin, and Guiyang Huochebang. These Group VIEs and their subsidiaries held certain licenses required to operate our business in China. Jiangsu Yunmanman, our subsidiary, exercised control over Shanghai Xiwei and Beijing Manxin through a series of contractual arrangements with Shanghai Xiwei, Beijing Manxin and their respective shareholders. FTA Information, our subsidiary, exercised control over Guiyang Huochebang through a series of contractual arrangements with Guiyang Huochebang and its shareholders.

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

In the fourth quarter of 2021, in order to enhance corporate governance, we underwent the Reorganization. The Reorganization mainly involved (i) changing the Group VIEs and (ii) changing certain subsidiaries of the Group VIEs to wholly-owned or partly-owned subsidiaries of our Company, to the extent permitted under the relevant PRC laws and regulations. Manyun Software and Shan’en Technology, which were wholly-owned subsidiaries of Shanghai Xiwei prior to the Reorganization, were transferred to nominee shareholders in the fourth quarter of 2021. Jiangsu Yunmanman gained control over Manyun Software through a series of contractual arrangements with Manyun Software and its shareholders, and FTA Information gained control over Shan’en Technology through a series of contractual arrangements with Shan’en Technology and its shareholders. Manyun Software acquired Beijing Manxin and Shanghai Xiwei from their respective shareholders for nominal price and they became indirectly wholly-owned subsidiaries of Manyun Software in November 2021. In addition, we acquired Beijing Manxin and Shanghai Xiwei from Manyun Software and they became indirectly wholly-owned subsidiaries of Jiangsu Yunmanman on January 1, 2022. Meanwhile, we acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information on January 1, 2022.

The contractual arrangements with Shanghai Xiwei and its former shareholders were terminated on November 18, 2021; the contractual arrangements with Beijing Manxin and its former shareholders were terminated on November 26, 2021; and the contractual arrangements with Guizhou FTA and its former shareholders were terminated on January 1, 2022. The Reorganization was completed on the same date.

In May 2022, Yixing Manxian, our PRC subsidiary, gained control over Manyun Cold Chain, which was a majority-owned subsidiary of Manyun Software, through a series of contractual arrangements with Manyun Cold Chain and its shareholders. Currently, the Group VIEs are Manyun Software, Shan’en Technology and Manyun Cold Chain.

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2023. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Smart Logistics Information Limited also wholly owns one insignificant subsidiary.
(2)	Besides Jiangsu Yunmanman, Lucky Logistics Information Limited wholly owns two insignificant subsidiaries incorporated in the PRC.
(3)

Besides FTA Information, FTA HK’s subsidiaries include two insignificant subsidiaries incorporated in the PRC that are wholly-owned by FTA HK and one insignificant subsidiary incorporated in the British Virgin Islands that is wholly-owned by FTA HK.

(4)	Include two insignificant subsidiaries that are wholly-owned by FTA.
(5)

Manyun Software, Tianjin Zhihui, Mr. Peter Hui Zhang and Mr. Wenjian Dai hold 77.5%, 10.0%, 7.5% and 5.0% of equity interest in Manyun Cold Chain, respectively. Manyun Cold Chain primarily provides freight matching services for the cold chain logistics sector and operates Yunmanman Cold Chain apps.

(6)	Jiangsu Yunmanman and another subsidiary of Lucky Logistics Information Limited each holds 50.0% of the equity interest in Manyun Technology.
(7)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services.

(8)	Include eight insignificant subsidiaries that are wholly-owned by Jiangsu Yunmanman.
(9)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(10)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(11)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(12)	Include eleven insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
(13)

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

(14)	Guiyang Huochebang and FTA Information hold 83.8% and 16.2% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(15)	Include nine insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(16)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

Contractual Arrangements with the Group VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services. We are a company registered in the Cayman Islands. See “—B. Business Overview — Regulatory Matters—Regulations Related to Foreign Investment.” Jiangsu Yunmanman, FTA Information and Yixing Manxian are considered as foreign-invested enterprises. We effectively control our Group VIEs through these contractual arrangements, as described in more detail below, which collectively enables us to:

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

In the opinion of CM Law Firm, our PRC legal counsel:

•

the ownership structures of Jiangsu Yunmanman, FTA Information, Yixing Manxian, Manyun Software, Shan’en Technology and Manyun Cold Chain in China do not violate any applicable PRC law, regulation, or rule currently in effect; and

•

before the termination date of the contractual arrangements with respect to Beijing Manxin, Shanghai Xiwei, and Guizhou FTA, the ownership structures of Jiangsu Yunmanman, FTA Information, Beijing Manxin, Shanghai Xiwei and Guizhou FTA in China do not violate any applicable PRC law, regulation, or rule then in effect;

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

The following are summaries of (i) the currently effective contractual arrangements by and among (a) Jiangsu Yunmanman, Manyun Software and its shareholders, (b) FTA Information, Shan’en Technology and its shareholders and (c) Yixing Manxian, Manyun Cold Chain and its shareholders and (ii) the pre-Reorganization contractual arrangements by and among (a) Jiangsu Yunmanman, Shanghai Xiwei and its shareholders, (b) Jiangsu Yunmanman, Beijing Manxin and its shareholders, and (c) FTA Information, Guizhou FTA and its shareholders.

Summary of the Material Terms of Our Currently Effective Contractual Arrangements

Agreements that Provide Us with Effective Control over the Group VIEs and Their Respective Subsidiaries

Equity Interest Pledge Agreements.

Pursuant to the amended and restated equity interest pledge agreement entered into on May 9, 2023, each shareholder of Manyun Software has pledged all of such shareholder’s equity interest in Manyun Software as a security interest, as applicable, to respectively guarantee Manyun Software and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Manyun Software or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Yunmanman, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Yunmanman to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Manyun Software agrees that, during the term of the equity interest pledge agreement, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Yunmanman. The equity interest pledge agreement remains effective until all relevant contractual arrangements have been fully performed or terminated.

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

Loan Agreements.

Pursuant to the respective loan agreements entered into on May 9, 2023, FTA Information agrees to provide Mr. Peter Hui Zhang and Ms. Guizhen Ma, the shareholders of Shan’en Technology, with loans in the aggregate amount of RMB 35 million and RMB 15 million, respectively, for the capital contribution to Shan’en Technology. All proceeds from such loans have been used as capital contribution to Shan’en Technology. The term of the loan agreements is ten years, which can be extended upon FTA Information’s request or approval. FTA information has the right to terminate the loan agreements either by giving a 30-day notice to the shareholders or when (i) the shareholders are unable to contribute capital to Shan’en Technology or legally hold his or her equity interests, (ii) the shareholders cease to hold equity interests in Shan’en Technology, (iii) the shareholders become incapacitated or of limited capacity or die, (iv) the shareholders commit any criminal activities, or (v) FTA Information exercises the option under the exclusive option agreement to purchase the equity interests held by the shareholders. FTA Information has the right to request the shareholders of Shan’en Technology to repay the loans within 15 days from the termination date. The repayments can be made in cash or by any other way as agreed by the parties in writing and in compliance with the applicable laws and regulations in the PRC, including but not limited to using the proceeds from transfer of equity interest in Shan’en Technology to FTA Information or a third party designated by FTA Information pursuant to the exclusive option agreement.

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

Power of Attorney.

Pursuant to the power of attorney entered into on October 25, 2021, the shareholders of Manyun Software as a whole have irrevocably authorized Jiangsu Yunmanman to exercise the following rights relating to all equity interests held by such shareholders in Manyun Software during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Manyun Software according to the applicable PRC laws and Manyun Software’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights in shareholders’ meetings, including but not limited to designating and appointing the directors of Manyun Software; (ii) asset transfer, capital reduction and capital increase of Manyun Software; and (iii) other decisions that would have a material effect on Manyun Software’s assets and operations.

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

Agreements that Allow Us to Receive Economic Benefits from the Group VIEs and Their Respective Subsidiaries

Exclusive Service Agreements.

Under the exclusive service agreement entered into on October 25, 2021, Manyun Software appoints Jiangsu Yunmanman as its exclusive services provider to provide Manyun Software with services related to Manyun Software’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Yunmanman, Manyun Software shall pay Jiangsu Yunmanman annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Manyun Software’s profit before taxation for the relevant year. Such annual service fees can be adjusted based on Jiangsu Yunmanman’s services and Manyun Software’s operations to the extent agreed by Jiangsu Yunmanman in writing. The exclusive service agreement remains effective from October 25, 2021 unless terminated in writing by Jiangsu Yunmanman.

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

Agreements that Provide Us with the Options to Purchase the Equity Interests in the Group VIEs

Exclusive Option Agreements.

Pursuant to the amended and restated exclusive option agreement entered into on May 9, 2023, Manyun Software and each of Manyun Software’s shareholders have irrevocably granted Jiangsu Yunmanman an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Manyun Software then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Yunmanman’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Manyun Software shall equal to the minimum price permitted by PRC law. This agreement will remain effective until (i) all equity interests of Manyun Software held by its shareholders have been transferred or assigned to Jiangsu Yunmanman or its designated entities or persons, or (ii) all parties have entered into any agreements in terminating this agreement.

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

Contractual Arrangements with Shanghai Xiwei and Its Shareholders

Agreements that Provide Us with Effective Control over Shanghai Xiwei and Its Subsidiaries

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, each shareholder of Shanghai Xiwei has pledged all of such shareholder’s equity interest in Shanghai Xiwei as a security interest, as applicable, to respectively guarantee Shanghai Xiwei and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Shanghai Xiwei or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Yunmanman, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Yunmanman to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Shanghai Xiwei agrees that, during the term of the equity interest pledge agreement, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Yunmanman. The equity interest pledge agreement remains effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. The equity interest pledges by the shareholders of Shanghai Xiwei pursuant to the equity interest pledge agreement were registered with the relevant local counterpart of the State Administration for Market Regulation, or the SAMR.

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

Power of Attorney. Pursuant to the power of attorney, each shareholder of Shanghai Xiwei has irrevocably authorized Jiangsu Yunmanman to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Xiwei during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Xiwei according to the applicable PRC laws and Shanghai Xiwei’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Shanghai Xiwei; (ii) asset transfer, capital reduction and capital increase of Shanghai Xiwei; and (iii) other decisions that would have a material effect on Shanghai Xiwei’s assets and operations.

Agreement that Allows Us to Receive Economic Benefits from Shanghai Xiwei and its Subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Shanghai Xiwei appoints Jiangsu Yunmanman as its exclusive services provider to provide Shanghai Xiwei with services related to Shanghai Xiwei’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Yunmanman, Shanghai Xiwei shall pay Jiangsu Yunmanman annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Shanghai Xiwei’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Yunmanman’s services and Shanghai Xiwei’s operations to the extent agreed by Jiangsu Yunmanman in writing. The exclusive service agreement remains effective from September 10, 2014 unless terminated in writing by Jiangsu Yunmanman.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Shanghai Xiwei

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Shanghai Xiwei and each of Shanghai Xiwei’s shareholders have irrevocably granted Jiangsu Yunmanman an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Shanghai Xiwei then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Yunmanman’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Shanghai Xiwei shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Shanghai Xiwei held by its shareholders have been transferred or assigned to Jiangsu Yunmanman or its designated entities or persons.

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

Agreements that Provide Us with Effective Control over Beijing Manxin and its Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Manxin has pledged all of such shareholder’s equity interest in Beijing Manxin as a security interest, as applicable, to respectively guarantee Beijing Manxin and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Beijing Manxin or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Yunmanman, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Yunmanman to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Beijing Manxin agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Yunmanman. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. The equity interest pledges by the shareholders of Beijing Manxin pursuant to the equity interest pledge agreements were registered with the relevant local counterpart of the SAMR.

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

Power of Attorney. Pursuant to the power of attorney, each shareholder of Beijing Manxin has irrevocably authorized Jiangsu Yunmanman to exercise the following rights relating to all equity interests held by such shareholder in Beijing Manxin during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Beijing Manxin according to the applicable PRC laws and Beijing Manxin’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Beijing Manxin; (ii) asset transfer, capital reduction and capital increase of Beijing Manxin; and (iii) other decisions that would have a material effect on Beijing Manxin’s assets and operations.

Agreement that Allows Us to Receive Economic Benefits from Beijing Manxin and its Subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Beijing Manxin appoints Jiangsu Yunmanman as its exclusive services provider to provide Beijing Manxin with services related to Beijing Manxin’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Yunmanman, Beijing Manxin shall pay Jiangsu Yunmanman annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Beijing Manxin’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Yunmanman’s services and Beijing Manxin’s operations to the extent agreed by Jiangsu Yunmanman in writing. The exclusive service agreement remains effective from March 22, 2021 unless terminated in writing by Jiangsu Yunmanman.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Beijing Manxin

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Beijing Manxin and each of Beijing Manxin’s shareholders have irrevocably granted Jiangsu Yunmanman an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Beijing Manxin then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Yunmanman’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Beijing Manxin shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Beijing Manxin held by its shareholders have been transferred or assigned to Jiangsu Yunmanman or its designated entities or persons.

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

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2023, an average number of approximately 2.24 million shippers posted shipping orders on the FTA platform each month, and 3.9 million truckers fulfilled shipping orders on the FTA platform in 2023. In 2023, the Group facilitated 158.8 million fulfilled orders.

FTA was formed in 2017 through the business merger of Yunmanman and Huochebang, which were founded in 2013 and 2011, respectively. The Group has over ten years of operational track record, and in the process has accumulated valuable insights, know-how, technology and data, which we believe have provided the Group with a sustainable competitive advantage for its future growth.

The Group’s total net revenues were RMB4,657.0 million, RMB6,733.6 million and RMB8,436.2 million (US$1,188.2 million) in the years ended December 31, 2021, 2022 and 2023, respectively. The Group recorded net loss of RMB3,654.5 million in the years ended December 31, 2021 and net income of RMB411.9 million and RMB2,227.1 million (US$313.7 million) in 2022 and 2023, respectively. The Group recorded non-GAAP adjusted net income of RMB450.5 million, RMB1,395.4 million and RMB2,797.0 million (US$394.0 million) in 2021, 2022 and 2023, respectively.

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

The Group grew rapidly in recent years in terms of number of users and transaction volume on the FTA platform. The table below sets forth average shipper MAUs and fulfilled orders for the periods indicated.

	For the Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021		December 31, 2021		March 31, 2022		June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Average shipper MAUs (in millions)	1.22	1.53	1.61		1.57		1.42		1.53	1.85	1.88	1.75	2.00	2.13	2.24
Fulfilled orders (in millions)	22.1	36.0	35.3	(1)	34.8	(1)	25.2	(2)	27.8	33.5	32.6	30.3	40.2	42.5	45.8

(1)

The number of fulfilled orders facilitated through the FTA platform decreased sequentially in the third quarter of 2021 from the second quarter of 2021 due to (i) COVID-19 outbreaks in certain parts of China in the second half of 2021, which had an adverse effect on road transportation industry in those regions, (ii) the suspension of new user registration between July 2021 and June 2022 due to the cybersecurity review and (iii) inclement weather conditions in certain parts of China in the third quarter of 2021. In addition to regional COVID-19 outbreaks and the suspension of new user registration, the production constraints brought by electricity rationing measures also contributed to the sequential decrease in the number of fulfilled orders facilitated through the FTA platform in the fourth quarter of 2021 from the third quarter of 2021.

(2)

The number of fulfilled orders declined significantly in the first quarter of 2022 from the fourth quarter of 2021, primarily due to (i) the Chinese New Year holiday season, (ii) COVID-19 outbreaks and quarantine measures in certain parts of China in the first quarter of 2022, as well as (iii) the suspension of new user registration between July 2021 and June 2022 due to the cybersecurity review.

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

Building on the technology and operational know-how developed from the freight listing and brokerage services, the Group subsequently launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. A key feature of online transaction service is that truckers are required to pay deposits to the FTA platform to secure shipping orders, which has helped to improve service quality and increase fulfillment rates. The Group also offers shippers the option to track the transactions at each step in real-time. In the second half of 2020, the Group started monetizing online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The amount of commission is charged based on shipping fee. The Group’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such commissions. The Group subsequently started collecting commissions from truckers on selected types of shipping orders originating from certain other cities. In the fourth quarter of 2023, the Group collected commissions in a total of 204 cities with a total transaction commission revenue of RMB644.8 million.

The Group also generates revenue from value-added services that cater to various essential needs of shippers and truckers, including credit solutions, insurance brokerage, electronic toll collection, or ETC, services and energy services, among others.

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

Our Ability to Attract and Retain Shippers and Truckers on the FTA Platform

The FTA platform is a leading digital freight platform in China. With over ten years of operational experience, the Group has accumulated deep industry know-how and data insights, which have enabled the Group to continuously expand its service offerings and enhance user experience on the FTA platform. The FTA platform had approximately 2.24 million shipper MAUs in the fourth quarter of 2023, representing a year-over-year growth of 18.7%, and 3.9 million truckers fulfilled shipping orders on the FTA platform in 2023.

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

As the Group continued to drive user engagement through superior user experience offered by the FTA platform, the Group’s shipper and trucker retention rates remained steady. In the twelve months ended December 31, 2023, the Group’s 12-month retention rate of paying shippers was over 83%, which is calculated by dividing the number of shippers who were both paying members in January 2023 and active shippers in December 2023 by the number of paying members in December 2023. In December 2023, the Group’s next month’s retention rate of truckers was approximately 84%, which is calculated by dividing the number of truckers who responded to the shipping orders on the FTA platform in both November and December 2023 by the number of truckers who responded to shipping orders on the FTA platform in November 2023.

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

Our Ability to Monetize the Group’s Services

The Group’s profitability will depend to a large extent on its ability to monetize the online transaction service of matching shippers with truckers. Historically, the Group’s revenue from its digital freight platform primarily consisted of membership fees from shippers and service fees from shippers using the freight brokerage service. The Group started charging commissions from truckers in the second half of 2020 for selected types of shipments that originated from an initial batch of three cities. We believe this revenue model is supported by our compelling value propositions to both shippers and truckers, and we have introduced this revenue model to additional cities and experienced success in these cities. In the three months ended December 31, 2023, the Group collected commissions in a total of 204 cities with a total transaction commission revenue amounting to 26.8% of the Group’s total revenues in the same period. We believe there are significant opportunities to introduce this revenue model to more cities and raise commission rate, although our ability to continue to capture such opportunities remains untested. Our efforts to monetize the online transaction service will significantly affect the Group’s results of operations. In addition, we plan to enhance our monetization capability by broadening the Group’s offerings and providing new value-added services and innovative initiatives catering to various essential needs of shippers and truckers on the FTA platform, which may bring us incremental revenue opportunities.

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

Impact of COVID-19

The Group experienced certain disruptions in its operations in certain periods from 2020 to 2022 as a result of the COVID-19 outbreak in China and measures undertaken by the Chinese government to contain the spread of COVID-19, which negatively affected the Company’s business to some extent. For instance, the COVID-19 outbreak, together with other factors, contributed to sequential decreases in the number of fulfilled orders in the third and fourth quarters of 2021 from the respective previous quarters as well as year-on-year declines in fulfilled orders in 2022. The Group has gradually recovered from the impact of COVID-19, as evidenced by year-over-year increase in fulfilled orders from 2022 to 2023. Nonetheless, any future COVID-19 outbreaks in China may adversely affect the Group’s business, results of operations, financial position and cash flows.

Components of Results of Operations

Revenues

The Group generates revenues from (i) freight matching services provided through the consolidated affiliates and one PRC subsidiary, and (ii) value-added services primarily provided through our PRC subsidiaries.

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues(1)
Freight matching services	3,946,882	84.7	5,656,651	84.0	7,048,830	992,808	83.6
Freight brokerage	2,497,779	53.6	3,360,313	49.9	3,916,409	551,615	46.4
Freight listings	753,031	16.2	852,380	12.7	929,353	130,897	11.0
Transaction commission	696,072	14.9	1,443,958	21.4	2,203,068	310,296	26.2
Value-added services	710,137	15.3	1,076,993	16.0	1,387,329	195,402	16.4
Credit solutions	520,086	11.2	796,356	11.8	1,001,892	141,114	11.9
Other value-added services	190,051	4.1	280,637	4.2	385,437	54,288	4.5

Total	4,657,019	100.0	6,733,644	100.0	8,436,159	1,188,210	100.0

(1)

The Group recognizes revenue without deducting the related VAT, as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. RMB2,620.4 million, RMB3,550.9 million and RMB4,172.7 million (US$587.7 million) of the Group’s revenues were attributable to VAT in the years ended December 31, 2021, 2022 and 2023, respectively, which were primarily related to VAT charged for freight brokerage services. The gross amount of VAT included in the cost of revenues was RMB3,510.7 million, RMB4,518.9 million and RMB5,271.1 million (US$742.4 million) in the years ended December 31, 2021, 2022 and 2023, respectively, which was primarily related to VAT charged for freight brokerage services.

Freight Matching Services

The Group’s revenue from freight matching services consists of revenues from freight listings, freight brokerage and transaction commission. The Group provides freight matching services through the consolidated affiliates and one PRC subsidiary.

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

In certain innovative businesses, the Group charges truckers membership fees, which entitle them to fullfill certain number of orders on the FTA platform. Revenue from truckers’ membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of orders depending on the specific terms in membership agreements.

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

In connection with the freight brokerage service, the consolidated affiliates assume legal obligations to pay VAT that are assessed on the entire selling price of the shipping service and platform service pursuant to the contracts with shippers. The Group’s net revenue from freight brokerage services is recognized without deducting VAT as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. The gross amount of VAT related to freight brokerage services included in the cost of revenues was RMB3,380.9 million, RMB4,322.8 million and RMB5,006.4 million (US$705.1 million) in the years ended December 31, 2021, 2022 and 2023, respectively.

The gross amount of VAT related to freight brokerage services that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in the years ended December 31, 2021, 2022 and 2023. Nevertheless, the consolidated affiliates received grants from local government authorities as an incentive for developing the local economy and business. We take into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers, the estimated amount of government grants that they expect to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform service fee. The amount of government grants was RMB1,559.8 million, RMB1,979.6 million and RMB2,150.1 million (US$302.8 million) in the years ended December 31, 2021, 2022 and 2023, respectively, which was included in the Group’s cost of revenues to offset its VAT obligation.

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

Revenue Recognized in Income Statement	Amount (RMB)	Explanatory note
Shipping fee and platform service fee received from the shipper, including VAT of RMB89 assuming VAT rate of 9%	1,068	VAT is included in the transaction price with the shipper.

Less: shipping fee paid to the trucker	(1,000)	The shipping fee is agreed between the shipper and the trucker.

Net revenue recognized	68	The difference between the amount the consolidated affiliates collect from the shippers and the amount they pay to the truckers is the FTA platform service fee.

Cost of Revenue Recognized in Income Statement(1)	Amount (RMB)	Explanatory note
VAT payable to tax authorities and recorded in cost of revenue	89

Less: Government grants	(45)	The consolidated affiliates receive government grants as an incentive for developing the local economy and business and the amount of government grants may vary across jurisdictions and over time.
Net VAT recognized in cost of revenues	44

(1)	While there are other less significant tax costs associated with an actual freight brokerage transaction, only government grants are included in the calculation above.

Transaction Commission

From August 2020, the Group started charging commissions from truckers when they take selected types of shipping orders originating from certain cities. The commission fee charged for a shipping order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue when the shipper and the trucker reach an agreement as this is the point in time the Group completes the matching service. For additional information, please see “—Our Monetization Model.”

Value-Added Services

We offer credit solutions to shippers and truckers and other value-added services to insurance companies, highway authorities, gas station operators, automakers and dealers to help them meet various essential needs of shippers and truckers. Such services were primarily provided through the consolidated affiliates in 2021. Following the effectiveness of the Reorganization in 2022, such services are primarily provided through our PRC subsidiaries.

Credit Solutions

The Group’s credit solutions consist of (i) on-balance sheet loans, which are funded by our small loan company and (ii) off-balance sheet loans, which are funded by our institutional funding partners. The Group generates (i) interest revenue from on-balance sheet loans that are funded by us through the trusts established by us or our small loan company and (ii) revenue from loan facilitation, post-origination and guarantee services from off-balance sheet loans. Currently, a major portion of our cash loans to truckers and working capital loans to shippers are on-balance sheet loans, and a small portion of cash loans to truckers and working capital loans to shippers are off-balance sheet loans. Historically, the Group also funded on-balance sheet loans through trusts established by us. Such arrangement was terminated in March 2022. As of December 31, 2023, the total outstanding balance of the on-balance sheet loans was RMB3,521.1 million (US$495.9 million).

The Group guarantees off-balance sheet loans facilitated by it. As of December 31, 2023, the amount of guarantee liabilities in relation to the Group’s loan guarantee arrangements was immaterial.

Other Value-Added Services

The Group generates revenue from other value-added services by charging (i) commissions from insurance companies for facilitating the sale of insurance policies to shippers and truckers, (ii) service fees from highway authorities for promoting ETC cards to truckers and service fees from truckers for account top-up, (iii) service fees from gas station operators for generating sales leads or facilitating wholesale of fuel and (iv) service fees derived from innovative businesses.

Incentives Provided to the Shippers and Truckers

The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. For incentives which are recorded as reduction of revenue (including deferred revenue, if any), if characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis within a given period, the amount of the cumulative shortfall is re-characterized as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. Consideration paid to customers are recorded as sales and marketing expenses if we receive a distinct service in exchange and the consideration paid is lower than the fair value of the service received.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
VAT, related tax surcharges and other tax costs, net of grants from government authorities(1)	2,257,721	48.5	3,167,807	47.1	3,693,516	520,221	43.8
Payroll and related expenses for employees	99,055	2.1	134,572	2.0	161,908	22,804	1.9
Technology service fee	115,815	2.5	130,110	1.9	155,175	21,856	1.8
Commission fee paid to third-party payment platform	35,892	0.8	74,352	1.1	101,428	14,286	1.2
Funding costs related to credit solution services	13,495	0.3	1,981	0.0	—	—	—
Others(2)	18,020	0.3	5,729	0.1	6,989	984	0.1

Total	2,539,998	54.5	3,514,551	52.2	4,119,016	580,151	48.8

(1)

In the years ended December 31, 2021, 2022 and 2023, the gross amount of VAT was RMB3,510.7 million, RMB4,518.9 million and RMB5,271.1 million (US$742.4 million), respectively, of which RMB3,380.9 million, RMB4,322.8 million and RMB5,006.4 million (US$705.1 million) was related to freight brokerage service; the amount of related tax surcharges and other tax costs was RMB594.6 million, RMB928.1 million and RMB893.4 million (US$125.8 million), respectively, substantially all of which was related to freight brokerage service; the amount of government grants from government authorities was RMB1,847.6 million, RMB2,279.2 million and RMB2,471.0 million (US$348.0 million), respectively, substantially all of which was related to freight brokerage service.

(2)	Other cost of revenues primarily consists of miscellaneous items such as costs associated with winding down a small legacy business and other platform operation costs.

The Group’s cost of revenues is incurred to support all revenue generating activities on its digital freight platform. For example, technology services fee is incurred for operating the entire platform. The customer service center employees serve shippers and truckers involved in various services offered by the Group. Our strategy is to continue to grow the FTA platform, with a focus on expansion and increase of the number of shippers and truckers on the FTA platform and the volume of transaction activities facilitated through the FTA platform. The majority of the cost of revenue therefore is incurred on a company-wide basis to develop the FTA platform, as well as to acquire and maintain shippers and truckers in order to support the growth of both freight matching services and value-added services, the latter of which further enhance user stickiness and engagement on the FTA platform. As such, it is not practicable for us to allocate the Group’s cost by revenue component in a reasonable and systematic way.

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

General and Administrative Expenses

The Group’s general and administrative expenses mainly consist of (i) compensation costs for executive management and administrative employees, (ii) daily operating expenses relating to administrative functions, (iii) allowance for doubtful accounts and (iv) provision for settlement in principle of U.S. securities class action, which is non-recurring. The Group’s general and administrative expenses may increase modestly in the near future, as the Group may incur additional expenses related to its operations as a public company.

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

The Group recognized share-based compensation expense of RMB3,837.9 million, RMB919.3 million and RMB441.8 million (US$62.2 million) in the years ended December 31, 2021, 2022 and 2023, respectively, representing 82.4%, 13.7% and 5.2% of the Group’s revenues in those respective periods. The following table sets forth a breakdown of share-based compensation expense by function for the periods indicated.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	3,728,421	809,194	297,469	41,898
Sales and marketing expenses	56,975	39,771	55,503	7,817
Research and development expenses	48,777	63,884	80,279	11,307
Cost of revenues	3,740	6,406	8,576	1,208

Total	3,837,913	919,255	441,827	62,230

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Cayman Companies Act and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by our subsidiaries to us.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax. Under the current Hong Kong Inland Revenue Ordinance, the profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount are subject to the tax rate of 16.5%.

PRC

On March 16, 2007, the National People’s Congress of the PRC introduced a Corporate Income Tax Law (“CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to corporate income tax at a uniform rate of 25%. Certain enterprises benefit from a preferential tax rate of 15% under the CIT Law if they qualify as high and new technology enterprises (“HNTE”). Software enterprises encouraged by the PRC government (“Software Enterprises”) will be exempted from corporate income tax from the first to the second year after the profit-making year and will be subject to corporate income tax at 12.5%, half of the statutory tax rate, from the third to the fifth year. An enterprise enjoying the tax incentive of Software Enterprises adopts the method of “self assessment, declaration of incentives enjoyed and retention of the relevant materials for future inspection”.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 200% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”).

The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the Ministry of Finance and State Taxation Administration announced to implement the policy of raising pre-tax deduction ratios for research and development expenses for eligible industry enterprises from 175% to 200% on a long-term basis starting from January 1, 2023.

The CIT Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others, of a non-PRC company is located.” Based on a review of facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes.

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). No deferred tax liability has been recognized for the undistributed profits of PRC subsidiaries as the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested indefinitely.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues (including value-added taxes, “VAT”, of RMB2,620.4 million, RMB3,550.9 million and RMB 4,172.7 million for the years ended December 31, 2021, 2022 and 2023, respectively)	4,657,019	100.0	6,733,644	100.0	8,436,159	1,188,210	100.0

Cost of revenues (including VAT net of government grants, of RMB1,950.9 million, RMB 2,539.3 million and RMB3,121.0 million for the years ended December 31, 2021, 2022 and 2023, respectively)	(2,539,998)	(54.5)	(3,514,551)	(52.2)	(4,119,016)	(580,151)	(48.8)
Sales and marketing expenses	(837,301)	(18.0)	(902,269)	(13.4)	(1,239,191)	(174,536)	(14.7)
General and administrative expenses	(4,271,152)	(91.7)	(1,417,933)	(21.1)	(937,677)	(132,069)	(11.1)
Research and development expenses	(729,668)	(15.7)	(914,151)	(13.6)	(946,635)	(133,331)	(11.2)
Provision for loans receivables	(97,658)	(2.1)	(194,272)	(2.9)	(234,599)	(33,043)	(2.8)
Total operating expenses	(8,475,777)	(182.0)	(6,943,176)	(103.1)	(7,477,118)	(1,053,130)	(88.6)

Other operating income	22,815	0.5	47,530	0.7	38,388	5,407	0.5
(Loss)/income from operations	(3,795,943)	(81.5)	(162,002)	(2.4)	997,429	140,487	11.9

Other income (expense):
Interest income	234,651	5.0	483,658	7.2	1,141,861	160,828	13.5
Interest expenses	(40)	(0.0)	(175)	(0.0)	—	—	—
Foreign exchange (loss) gain	(15,468)	(0.3)	15,048	0.2	(2,149)	(303)	(0.0)
Investment income	28,317	0.6	5,411	0.1	55,621	7,834	0.7
Unrealized gains (losses) from fair value changes of investments and derivative assets	23,967	0.5	(63,390)	(0.9)	12,938	1,822	0.2
Other income, net	7,067	0.2	230,631	3.4	130,264	18,347	1.5
Impairment loss	(111,567)	(2.4)	—	—	—	—
Share of loss in equity method investees	(11,321)	(0.2)	(1,246)	(0.0)	(2,067)	(291)	(0.0)
Total other income	155,606	3.3	669,937	9.9	1,336,468	188,237	15.9

Net (loss) income before income tax	(3,640,337)	(78.2)	507,935	7.5	2,333,897	328,724	27.8

Income tax expense	(14,191)	(0.3)	(96,035)	(1.4)	(106,804)	(15,043)	(1.3)
Net (loss) income	(3,654,528)	(78.5)	411,900	6.1	2,227,093	313,681	26.5

Year Ended December 31, 2023 Compared To Year Ended December 31, 2022

Revenues

The Group recorded revenues of RMB6,733.6 million and RMB8,436.2 million (US$1,188.2 million) in 2022 and 2023, respectively. VAT are included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that the Group is the primary obligor of the VAT in the PRC. RMB3,550.9 million and RMB4,172.7 million (US$587.7 million) of the Group’s revenues were attributable to VAT in 2022 and 2023, respectively, which were primarily related to VAT charged for freight brokerage services, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which the consolidated affiliates act as agents) and the platform service fees earned by the Group.

Revenues from freight matching services increased by 24.6% from RMB5,656.7 million in 2022 to RMB7,048.8 million (US$992.8 million) in 2023 due to an increase in revenues from freight brokerage service, freight listing service and transaction commission.

•

Revenue from freight brokerage service increased by 16.5% from RMB3,360.3 million in 2022 to RMB3,916.4 million (US$551.6 million) in 2023, primarily driven by an increase in transaction volume as a result of improved user penetration.

•	Revenue from freight listing service increased by 9.0% from RMB852.4 million in 2022 to RMB929.4 million (US$130.9 million) in 2023, primarily attributable to a growing number of total paying members.

•

Revenue from transaction commission increased by 52.6% from RMB1,444.0 million in 2022 to RMB2,203.1 million (US$310.3 million) in 2023, primarily driven by an increase in order volume and per-order transaction commission.

Revenues from value-added services increased by 28.8% from RMB1,077.0 million in 2022 to RMB1,387.3 million (US$195.4 million) in 2023, attributable to an increase in revenues from credit solutions and other value-added services.

•

Revenues from credit solutions increased by 25.8% from RMB796.4 million in 2022 to RMB1,001.9 million (US$141.1 million) in 2023, primarily due to an increase in the amount of loans funded and facilitated by the Group to address market demand.

•

Revenues from other value-added services increased by 37.3% from RMB280.6 million in 2022 to RMB385.4 million (US$54.3 million) in 2023, primarily due to our ability to provide diversified value added services.

Cost of Revenues

The Group’s cost of revenues increased by 17.2% from RMB3,514.6 million in 2022 to RMB4,119.0 million (US$580.2 million) in 2023. The increase was primarily due to an increase in VAT, related tax surcharges and other tax costs, net of grants from government authorities.

VAT, related tax surcharges and other tax costs, net of grants from government authorities increased by 16.6% from RMB3,167.8 million in 2022 to RMB3,693.5 million (US$520.2 million) in 2023, primarily due to an increase in transaction activities involving our freight brokerage service.

Payroll and related expenses for employees increased by 20.3% from RMB134.6 million in 2022 to RMB161.9 million (US$22.8 million) in 2023, primarily attributable to an increase in salary and benefits expenses as a result of an increase in the customer service headcount in order to improve our customers’ experience.

Technology service fee increased by 19.3% from RMB130.1 million in 2022 to RMB155.2 million (US$21.9 million) in 2023, primarily attributable to an increase in fees related to cloud and other technology services driven by the expansion of the Group’s business.

Commission fee paid to third-party payment platform increased by 36.4% from RMB74.4 million in 2022 to RMB101.4 million (US$14.3 million) in 2023, primarily attributable to an increase in the transaction volume on the FTA platform.

Funding costs related to credit solution services was RMB2.0 million and nil in 2022 and 2023, respectively, as the relevant trusts were terminated in March 2022.

Sales and Marketing Expenses

The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Sales and marketing expenses	902,269	13.4	1,239,191	174,536	14.7
Share-based compensation expense included in sales and marketing expenses	39,771	0.6	55,503	7,817	0.7

The Group’s sales and marketing expenses increased by 37.3% from RMB902.3 million in 2022 to RMB1,239.2 million (US$174.5 million) in 2023, and the Group’s sales and marketing expenses as a percentage of its net revenues increased from 13.4% to 14.7% during the same period. The increase in absolute amount was primarily due to an increase in expenses of advertising and marketing activities for user acquisitions.

General and Administrative Expenses

The table below sets forth general and administrative expenses, as well as share-based compensation expenses and compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
General and administrative expenses	1,417,933	21.1	937,677	132,069	11.1
Share-based compensation expense included in general and administrative expenses	809,194	12.0	297,469	41,898	3.5

The Group’s general and administrative expenses decreased by 33.9% from RMB1,417.9 million in 2022 to RMB937.7 million (US$132.1 million) in 2023, and the Group’s general and administrative expenses as a percentage of its net revenues decreased from 21.1% to 11.1% during the same period. The decrease in absolute amount was primarily due to lower share-based compensation expenses and a decrease in professional service fees, partially offset by provision for settlement in principle of U.S. securities class action. Please see “—B. Liquidity and Capital Resources—Contingent Liabilities” for details.

Research and Development Expenses

The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Research and development expenses	914,151	13.6	946,635	133,331	11.2
Share-based compensation expense included in research and development expenses	63,884	0.9	80,279	11,307	1.0

The Group’s research and development expenses increased by 3.6% from RMB914.2 million in 2022 to RMB946.6 million (US$133.3 million) in 2023, primarily due to higher share-based compensation expenses and an increase in investment in technology infrastructure. The Group’s research and development expenses as a percentage of its net revenues decreased from 13.6% to 11.2% in 2022 to 2023.

Provision for Loans Receivables

The Group’s provision for loan receivable increased by 20.8% from RMB194.3 million in 2022 to RMB234.6 million (US$33.0 million) in 2023 due to increased loan volume.

Other Operating Income

The Group’s other operating income decreased by 19.2% from RMB47.5 million in 2022 to RMB38.4 million (US$5.4 million) in 2023, primarily attributable to a decrease in subsidies received from local governments.

Interest Income

The Group recognized interest income of RMB1,141.9 million (US$160.8 million) in 2023, as compared to RMB483.7 million in 2022, primarily due to an increase in interest rate yields on the Group’s U.S. dollar-denominated cash holdings outside the PRC.

Foreign Exchange (Loss) Gain

The Group recognized foreign exchange loss of RMB2.1 million (US$0.3 million) in 2023, as compared to a foreign exchange gain of RMB15.0 million in 2022. The loss in 2023 was primarily due to the fluctuation of exchange rate between U.S. dollars and Renminbi.

Investment Income

The Group recognized investment income of RMB5.4 million and RMB55.6 million (US$7.8 million) in 2022 and 2023, respectively, which was primarily related to the maturity of the Group’s short-term investments.

Unrealized Gains (Losses) from Fair Value Changes of Investments and Derivative Assets

The Group recognized gains from fair value changes of investments and derivative assets of RMB12.9 million (US$1.8 million) in 2023, as compared to losses of RMB63.4 million in 2022. The gains in 2023 were primarily driven by the fair value changes in the Group’s investments.

Other Income, Net

The Group’s other income, net decreased significantly from RMB230.6 million in 2022 to RMB130.3 million (US$18.3 million) in 2023, primarily attributable to a decrease in the ADR fee income received from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For details of fees received from the depositary bank, please refer to “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares”.

Income Tax Expense

The Group recognized income tax expense of RMB106.8 million (US$15.0 million) in 2023, as compared to income tax expense of RMB96.0 million in 2022, primarily attributable to an increase in withholding tax of RMB36.1 million (US$5.1 million) on taxable interest income in the PRC and an increase in tax expenses due to the growth of the Group’s net income before income tax, partially offset by a decrease in U.S. withholding tax of RMB33.8 million (US$4.8 million) imposed on the ADR fee income received in 2023.

Net Income

As a result of the foregoing, net income of the Group increased from RMB411.9 million in 2022 to RMB2,227.1 million (US$313.7 million) in 2023.

Year Ended December 31, 2022 Compared To Year Ended December 31, 2021

For a discussion of the Group’s results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023.

Non-GAAP Financial Measures

In evaluating the Group’s business, we consider and use non-GAAP adjusted operating income and non-GAAP adjusted net income, each a non-GAAP financial measure, as supplemental measures to review and assess the Group’s operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP adjusted operating income as (loss)/income from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to acquisitions and (v) settlement in principle of U.S. securities class action. We define non-GAAP adjusted net income as net (loss)/income excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to acquisitions, (v) impairment of long-term investment, (vi) settlement in principle of U.S. securities class action and (vii) tax effects of non-GAAP adjustments.

With respect to amortization of intangible assets resulting from business acquisitions, the relevant intangible assets were recorded as part of purchase accounting and contribute to revenue generation of the Group. Amortization of intangible assets resulting from business acquisitions will recur in future periods until such intangible assets have been fully amortized.

We present non-GAAP financial measures because they are used by our management to evaluate the Group’s operating performance and formulate business plans. The Group’s non-GAAP financial measures enable our management to assess the Group’s operating results without considering the impact of (i) share-based compensation expense, amortization of intangible assets resulting from business acquisitions and provision for long-term investment, which are non-cash charges and (ii) compensation expense resulting from repurchase of ordinary shares in excess of fair value, compensation cost incurred in relation to acquisitions and settlement in principle of U.S. securities class action, which are non-recurring charges. We also believe that the use of non-GAAP measures facilitates investors’ assessment of the Group’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The Group’s non-GAAP financial measures do not reflect all items of expense that affect the Group’s operations.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income and non-GAAP adjusted net income should not be considered in isolation or construed as an alternative to operating (loss)/income and net (loss)/income or any other measure of performance or as an indicator of the Group’s operating performance. The Group’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

The following table reconciles the Group’s unaudited non-GAAP adjusted operating income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is (loss)/income from operations.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
(Loss) income from operations	(3,795,943)	(162,002)	997,429	140,487
Add:
Share-based compensation expense	3,837,913	919,255	441,827	62,230
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	78,478	—	—	—
Amortization of intangible assets resulting from business acquisitions	45,204	56,484	52,084	7,336
Compensation cost incurred in relation to acquisitions	43,153	21,914	17,124	2,412
Settlement in principle of U.S. securities class action	—	—	71,900	10,127

Non-GAAP adjusted operating income	208,805	835,651	1,580,364	222,592

The following table reconciles the Group’s unaudited non-GAAP adjusted net income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net (loss)/income.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net (loss) income	(3,654,528)	411,900	2,227,093	313,681
Add:
Share-based compensation expense	3,837,913	919,255	441,827	62,230
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	78,478	—	—	—
Amortization of intangible assets resulting from business acquisitions	45,204	56,484	52,084	7,336
Compensation cost incurred in relation to acquisitions	43,153	21,914	17,124	2,412
Impairment of long-term investment	111,567	—	—	—
Settlement in principle of U.S. securities class action	—	—	71,900	10,127
Tax effects of non-GAAP adjustments(1)	(11,301)	(14,120)	(13,021)	(1,834)
Non-GAAP adjusted net income	450,486	1,395,433	2,797,007	393,952

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares (prior to our initial public offering), issuance of ordinary shares and bank borrowings, which have historically been sufficient to meet the Group’s working capital and capital expenditure requirements. As of December 31, 2023, the Group had cash and cash equivalents of RMB6,770.9 million (US$953.7 million), as compared to cash and cash equivalents of RMB5,137.3 million as of December 31, 2022. The increase was primarily due to cash generated from our operating activities and the maturity of short-term investment, partially offset by cash paid for long-term investments and share repurchases.

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

The following table sets forth a summary of the locations of the Group’s cash and cash equivalents as of December 31, 2023:

As of December 31, 2023
(in thousands)
Cash located outside of the PRC
— in U.S. dollars	US$63,840
— in HK dollars	HK$2,534 (US$324)(1)
— in SGP dollars	S$742(US$562)(2)
— in RMB	RMB538(US$76)
Cash located in the PRC
— held by our subsidiaries in U.S. dollars	US$31,021
— held by our subsidiaries in RMB	RMB3,477,893 (US$489,851)
— held by the Group VIEs and their subsidiaries in RMB	RMB2,614,103 (US$368,189)

(1)

The translations from HK dollars to U.S. dollars were made at a rate of HK$7.8109 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023.

(2)

The translations from SGP dollars to U.S. dollars were made at a rate of S$1.3193 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023.

The consolidated affiliates pay a significant amount of VAT to local tax authorities in connection with the freight brokerage service. The consolidated affiliates also receive grants from local government authorities as an incentive for developing the local economy and business. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage.” The consolidated affiliates generally receive government grants related to freight brokerage service three to six months after the corresponding freight brokerage transaction takes place. The amount of government grants is determined based on the Group’s agreements with the relevant local government authorities. The consolidated affiliates have not historically experienced any difficulties in receiving government grants that materially and adversely affected the Group’s financial condition.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(211,419)	(15,520)	2,269,646	319,674
Net cash (used in)/provided by investing activities	(14,398,973)	2,131,221	553,739	77,993
Net cash provided by/(used in) financing activities	8,901,514	(1,330,175)	(1,167,002)	(164,369)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(87,677)	71,932	18,954	2,669

Operating Activities

Net cash provided by operating activities was RMB2,269.6 million (US$319.7 million) in 2023, primarily due to net income of RMB2,227.1 million (US$313.7 million), adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB295.6 million (US$41.6 million) primarily relating to an increase in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services, (ii) a decrease in prepayments and other current assets of RMB163.2 million (US$23.0 million) primarily due to a decrease in the Group’s investments in short-term wealth management products as the Group allocated more resources to long-term investments, (iii) an increase in income tax payable and other tax payable of RMB165.7 million (US$23.3 million) and (iv) an increase in prepayments for freight listing fees and other service fees of RMB86.8 million (US$12.2 million). The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivables of RMB1,107.2 million (US$155.9 million) as the Group funded more loans originated on the FTA platform, (ii) an increase in deferred tax assets of RMB107.6 million (US$15.2 million) and (iii) an increase in other non-current assets of RMB183.8 million (US$25.9 million) primarily due to an increase in long-term interest receivable. The amount was further adjusted by (i) share-based compensation of RMB441.8 million (US$62.2 million), (ii) provision for loans receivable of RMB234.6 million (US$33.0 million) and (iii) depreciation and amortization of RMB74.7 million (US$10.5 million).

Net cash used in operating activities was RMB15.5 million in 2022, primarily due to a net income of RMB411.9 million, adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loan receivables of RMB1,065.1 million as the Group funded more loans originated on the FTA platform, (ii) an increase in prepayments and other current assets of RMB943.2 million primarily due to increases in government grants and interest receivables and (iii) an increase in deferred tax assets of RMB21.0 million. The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB158.2 million primarily relating to an increase in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services and an increase in accrued salary payables, (ii) an increase in other tax payable of RMB82.8 million and (iii) an increase in prepaid for freight listing fees and other service fees of RMB78.8 million primarily attributable to an increase in total paying members. The amount was further adjusted by (i) share-based compensation of RMB919.3 million, (ii) provision for loans receivable of RMB194.3 million, (iii) depreciation and amortization of RMB88.3 million and (iv) unrealized loss from fair value changes of short term investments and derivative assets of RMB63.4 million.

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

Investing Activities

Net cash provided by investing activities was RMB553.7 million (US$78.0 million) in 2023, primarily attributable to maturity of short-term investments of RMB21,594.7 million (US$3,041.6 million), partially offset by (i) purchases of short-term investments of RMB11,617.7 million (US$1,636.3 million), (ii) purchases of long-term investments of RMB9,261.4 million (US$1,304.4 million), (iii) purchases of property and equipment, land use rights and intangible assets of RMB100.3 million (US$14.1 million) and (v) payments for investment in equity investees of RMB63.0 million (US$8.9 million).

Net cash provided by investing activities was RMB2,131.2 million in 2022, which was primarily attributable to proceeds from matured short-term investment of RMB86,901.5 million, partially offset by (i) purchases of short-term investments of RMB84,599.7 million, (ii) purchases of property and equipment, land use rights and intangible assets of RMB85.7 million, and (iii) payment for acquisition of subsidiaries, net of cash acquired of RMB76.6 million.

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

Financing Activities

Net cash used in financing activities was RMB1,167.0 million (US$164.4 million) in 2023, primarily attributable to (i) cash paid for repurchase of ordinary shares of RMB1,168.3 million (US$164.6 million) and (ii) proceeds prepaid by equity investors of a subsidiary of RMB90.0 million (US$12.7 million), partially offset by (i) capital contribution from redeemable non-controlling interests of RMB111.8 million (US$15.8 million) and (ii) cash prepaid for repurchase of ordinary shares of RMB179.8 million (US$25.3 million).

Net cash used in financing activities was RMB1,330.2 million in 2022, which was primarily attributable to (i) cash paid for repurchase of ordinary shares of RMB884.4 million and (ii) taxes paid for employees through repurchase of ordinary shares of RMB508.0 million, partially offset by capital received from redeemable non-controlling interests of RMB71.2 million.

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

Capital Expenditures

The Group made capital expenditures of RMB43.2 million, RMB85.7 million and RMB100.3 million (US$14.1 million) in the years ended December 31, 2021, 2022 and 2023, respectively. The Group’s capital expenditures were mainly used for purchases of property and equipment. The Group will continue to make capital expenditures to meet the expected growth of its business.

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

The action is brought on behalf of a putative class of persons who purchased or acquired the Company’s securities pursuant or traceable to the Company’s IPO. The Consolidated Amended Complaint alleges violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Company’s Registration Statement issued in connection with the IPO.

Pratyush Kohli v. Full Truck Alliance Co. Ltd., et al., Case No. 1:21-cv-03903 (E.D.N.Y.)

On July 12, 2021, FTA, certain of its current and former directors and officers and others were named as defendants in a putative shareholder class action lawsuit filed in the Eastern District of New York. On September 13, 2022, an amended class action complaint was filed. On November 1, 2022, a second amended class action complaint (“SAC”) was filed, which FTA and certain other defendants moved to dismiss on February 2, 2023. Plaintiffs submitted their opposition to FTA’s motion to dismiss on April 3, 2023. FTA and certain other defendants submitted their reply in support of the motion to dismiss on May 18, 2023.

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

Settlement

On September 17, 2023, FTA entered into a binding term sheet that agrees in principle to settle both of the class action lawsuits described above. On or around February 27, 2024, FTA and other parties to the lawsuits executed a stipulation of settlement that resolves the lawsuits for $10.25 million. The settlement amount is an all-in amount that covers all attorneys’ fees, administrative costs, expenses, class member benefits, class representative awards, and costs of any kind associated with the resolution of the lawsuits. On March 8, 2024, the parties submitted the stipulation to the Supreme Court of the State of New York, or the Court, and the Court preliminarily approved the settlement on April 3, 2024. On April 8, 2024, FTA paid the settlement amount in full, to be held in escrow pending final settlement approval in accordance with the stipulation of settlement. A final settlement approval hearing has been set for September 5, 2024. By agreeing to settle the lawsuits, FTA does not admit any allegations in the lawsuits or violation of any law or regulations. The settlement is still subject to final approval by the Court and various customary conditions. There can be no assurance that a settlement will be finalized and approved on the terms to which the parties currently agreed or at all.

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB45.8 million and RMB328.3 million (US$46.2 million) as of December 31, 2022 and 2023, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Except for disclosed above, as of December 31, 2021, 2022 and 2023, respectively, the Group did not have any material contingent liabilities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by period
	Total		Less than 1 Year	1 – 2 Years	2 – 3 Years	More than 3 Years
	RMB	US$	RMB

	(in thousands)
Operating lease liabilities	88,881	12,518	38,489	29,185	21,207	—

Total	88,881	12,518	38,489	29,185	21,207	—

Operating lease liabilities represent the Group’s obligations for leasing offices, substantially all of which are located in PRC. The lease agreement of the Group’s headquarter office is subsidized and paid by a local government authority subject to certain performance targets which the Group met for the past years and believes it will continue to meet for the remaining lease period. RMB81.1 million (US$11.4 million) of the lease liabilities included above will be paid by the subsidies.

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB328.3 million (US$46.2 million) as of December 31, 2023. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Off-Balance Sheet Arrangements

The Group provides financial guarantees for loans that it facilitates for certain institutional funding partners to shippers and truckers on the FTA platform. The Group is obligated to compensate the institutional funding partners for the principal and interest payment in the event of the borrowers’ default. As of December 31, 2023, the amount of guarantee liabilities in relation to such arrangements was immaterial, and the maximum potential undiscounted future payment the Group would be required to make was RMB184.4 million (US$26.0 million).

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

Material Related Party Transactions

The Group enters into transactions with its related parties from time to time. For more details about the Group’s related party transactions during 2021, 2022 and 2023, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” The Group’s transactions with related parties during 2021, 2022 and 2023 were conducted on an arm’s length basis, and they did not distort the Group’s results of operations or make the Group’s historical results not reflective of its future performance.

Holding Company Structure

Full Truck Alliance Co. Ltd., our holding company, has no material operations of its own other than holding investments in certain of our equity investees. The Group conducts its operations primarily through (i) the Group VIEs and their subsidiaries in China and (ii) our subsidiaries in China. As a result, Full Truck Alliance Co. Ltd.’s ability to pay dividends may depend upon dividends paid by our PRC subsidiaries to certain extent. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Recent Accounting Pronouncements

Please refer to Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development

The Group’s research and development efforts primarily focus on improving the user-friendliness of its existing services and solutions, designing new services and solutions for platform users, and optimizing and enhancing its technological infrastructure. The Group incurred RMB729.7 million, RMB914.2 million and RMB946.6 million (US$133.3 million) of research and development expenses in the years ended December 31, 2021, 2022 and 2023, respectively, accounting for 15.7%, 13.6% and 11.2% of the Group’s revenue during the same periods, respectively.

The Group’s talented research and development team and robust cloud-based technological infrastructure enable it to continuously introduce new innovations and offer high quality user experience. As of December 31, 2023, the Group’s research and development team consisted of 1,516 members. The Group’s research and development team includes big data engineers that maintain the Group’s database and develop its data technology, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of the FTA platform, as well as platform development engineers that develop and implement products and services on the FTA platform.

D. Trend Information

Please refer to “—A. Operating Results” for a discussion of the most recent trends in the Group’s services, sales and marketing by the end of 2023. In addition, please refer to discussions included in such item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on the Group’s revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of the Group’s future operating results or financial condition.

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

Assumptions and estimates are no longer necessary to determine the fair value of our ordinary shares after the listing of our ADSs on the NYSE.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Peter Hui Zhang	45	Founder, Chairman, Chief Executive Officer and Director
Langbo Guo	52	President and Director
Guizhen Ma	42	Director
Richard Weidong Ji	56	Director
Shanshan Guo	44	Independent Director
Jennifer Xinzhe Li	56	Independent Director
Simon Chong Cai	41	Chief Financial Officer
Kai Shen	43	Chief Risk Officer and General Counsel
Zhenghong Wang	47	Chief Customer Officer

Peter Hui Zhang is our founder and has served as the chairman of our board of directors since November 2020, our chief executive officer since December 2018 and a director since December 2017. Mr. Zhang currently holds director positions in other members of our Company. Previously, he was the chief executive officer of Yunmanman from its inception in November 2013 to December 2018. Prior to founding Yunmanman, Mr. Zhang served as a senior customer manager of the regional operations and sales unit of Alibaba Group Holding Limited, or Alibaba Group, a technology company listed on the NYSE (ticker symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from February 2005 to March 2011. Mr. Zhang graduated from Nanjing University of Aeronautics and Astronautics in the PRC with a major in electronics and information technology in June 2000. He also received a master’s degree in electronic systems from Nanjing University of Posts and Telecommunications in the PRC in July 2007.

Langbo Guo has served as our president and director since May 2023. He was our chief strategy officer from March 2018 to May 2023. Prior to joining our Company, he served as a senior director of the operations and planning division of Baidu, Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from November 2011 to February 2018. Mr. Guo received his bachelor’s degree in material engineering from Shanghai Jiao Tong University in the PRC in July 1993.

Guizhen Ma has served as our director since April 2021 and is our chief cultural officer and vice president of human resources in charge of corporate culture and talents recruitment of the Company. Ms. Ma currently holds various positions in other members of our Company, including legal representative and director. She is one of the founding members of Yunmanman and has served as a member of our management team since November 2013. Since July 2019, Ms. Ma has been a vice chairman of the Post and Communication Committee of Jiangsu Institute of Communication of the PRC. Previously, she served as a senior human resources officer of the business-to-business unit of Alibaba Group from November 2005 to May 2013. Ms. Ma received her bachelor’s degree in Chinese language and literature education from Anhui Normal University in the PRC in July 2004.

Richard Weidong Ji has served as our director since April 2021. Since May 2013, Mr. Ji has served as an independent director and a member of the audit committee of JOYY Inc., a company operating a video-based social medial platform and listed on the NASDAQ (ticker symbol: YY). He has served at All-Stars Investment Limited, a company offering investment services, since June 2014, where he is the co-founder and managing partner. From March 2005 to June 2013, he served at the Morgan Stanley group of companies with his last position as a managing director in the research division in Hong Kong. Mr. Ji received his bachelor’s degree in science from Fudan University in the PRC in July 1990, his doctoral degree in science from Harvard University in the U.S. in November 1996 and his master’s degree in business administration (MBA) from the Wharton School of Business at the University of Pennsylvania in the U.S. in May 2003.

Shanshan Guo has served as our director since December 2017 and was determined by our board of directors to be an independent director in April 2021. Mr. Guo is currently a partner of HongShan. Prior to joining HongShan in October 2010, he served at McKinsey & Consulting Company Inc. Shanghai from 2006 to 2010. Prior to that, Mr. Guo served in the logistics division at BS Home Appliances Co., Ltd. from 2004 to 2005. Mr. Guo received his bachelor of arts degree in English from Chongqing University in the PRC in June 2002 and master of science degree in information and knowledge management from Loughborough University in the United Kingdom in December 2003.

Jennifer Xinzhe Li has served as our director since April 2021 and was determined by our board of directors to be an independent director in April 2021. She has also served as an independent director of a number of listed companies, including an independent director and a member of the compensation committee of ABB Ltd. (a technology company listed on the SIX Swiss Exchange (ticker symbol: ABBN SW) and Nasdaq Stockholm (ticker symbol: ABB SS) since 1999 and a member of the supervisory board of SAP SE (a software company listed on the NYSE (ticker symbol: SAP)) since May 2022. Previously, Ms. Li served as an independent director of KONE Corporation (an engineering and service company listed on the Helsinki Stock Exchange (ticker symbol: KNEBV)) from March 2021 to February 2023, an independent director and a member of the compensation committee of Flex Ltd. (a supply chain and manufacturing solutions provider listed on the NASDAQ (ticker symbol: FLEX)) from January 2018 to August 2022, a director, the chairperson of the audit committee and a member of each of the consumer relationships and regulation committee, the nominating and corporate governance committee and the finance committee of Philip Morris International Inc. (a cigarette and tobacco manufacturing company listed on the NYSE (ticker symbol: PM)) from 2010 to 2021 and a director of The Hongkong and Shanghai Banking Corporation Limited, which is a subsidiary of HSBC Holdings plc (a banking and financial services institution listed on the NYSE (ticker symbol: HSBC), the Hong Kong Stock Exchange (stock code: 0005) and the London Stock Exchange (ticker symbol: HSBA)) from September 2014 to June 2021. She was formerly the chief executive officer of Baidu Capital in 2018 and the chief financial officer of Baidu Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from 2008 to 2017. From 1994 to 2008, Ms. Li held a number of senior finance positions at various General Motors Company (an automotive manufacturing company listed on the NYSE (ticker symbol: GM)) companies in China, Singapore, the United States and Canada, and was promoted to the chief financial officer of General Motors’ business in China and the North American Operations Controller of General Motors Acceptance Corporation. Ms. Li received her bachelor of arts degree with major in English from Tsinghua University in the PRC in July 1990 and her master of business administration (MBA) degree from the University of British Columbia in Canada in May 1994.

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

B. Compensation

In 2023, the Group paid aggregate cash compensation of approximately RMB24.0 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

We have set up an employee incentive plan trust with Futu Trustee Limited as the trustee and Master Quality Group Limited as the nominee of the trustee. Master Quality Group Limited holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. As of March 31, 2024, Master Quality Group Limited held 57,800,735 Class A ordinary shares and 85,232,040 Class A ordinary shares represented by ADSs. Upon satisfaction of applicable vesting conditions, Class A ordinary shares held by Master Quality Group Limited may be transferred to the relevant participants. Pursuant to the trust deed, neither the trustee nor the nominee may exercise the voting rights associated with the shares held by the nominee.

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

Award Grants

As of March 31, 2024, options to purchase 30,773,175 Class A ordinary shares were granted and outstanding under the 2018 Plan. We did not grant any options to our directors and executive officers under the 2018 Plan for the year ended December 31, 2023.

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

Award Grants

We granted options to certain employees under the 2021 Plan. As of March 31, 2024, options to purchase 231,846,479 Class A ordinary shares were granted and outstanding under the 2021 Plan. The table below summarizes options granted to our directors and executive officers under the 2021 Plan for the year ended December 31, 2023.

Name	Position	Class A Ordinary Shares Underlying Options	Option Exercise Price (US$)	Grant Date	Expiration Date
Guizhen Ma	Director	*	0.00001	September 15, 2023	September 15, 2033
Zhenghong Wang	Chief Customer Officer	*	0.00001	September 15, 2023	September 15, 2033
Langbo Guo	President and Director	*	0.00001	September 15, 2023	September 15, 2033

*	Less than 1% of our issued shares, assuming conversion of all of our preferred shares into ordinary shares.

Restricted Share Awards

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

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis, unless otherwise determined by the board or the audit committee;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

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

Compensation Committee

Our compensation committee currently consists of Mr. Peter Hui Zhang and Ms. Guizhen Ma. Mr. Peter Hui Zhang is the chairperson of our compensation committee.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2024 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares issued and outstanding as of March 31, 2024 was 20,915,004,788, comprising 18,783,139,160 Class A ordinary shares and 2,131,865,628 Class B ordinary shares. The total number of free float shares as of March 31, 2024 was 14,041,582,440.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Directors and Executive Officers**:
Peter Hui Zhang(1)	5,253,917	2,131,865,628	10.2	77.3
Langbo Guo	*	—	*	*
Guizhen Ma	*	—	*	*
Richard Weidong Ji(2)	663,168,231	—	3.2	*
Shanshan Guo	—	—	—	—
Jennifer Xinzhe Li	*	—	*	*
Simon Chong Cai	*	—	*	*
Kai Shen	*	—	*	*
Zhenghong Wang	*	—	*	*
All directors and executive officers as a Group	825,828,888	2,131,865,628	14.1	78.3
Principal Shareholders:
SVF entities(3)	3,046,659,400	—	14.6	3.7

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Full Load Logistics(1)	5,253,900	2,131,865,628	10.2	77.3

*	Less than 1% of our total outstanding shares.
**

The business addresses for our directors and executive officers are 6 Keji Road, Huaxi District, Guiyang, Guizhou 550025, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2024, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2024, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2024.

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

(1)

The number of ordinary shares beneficially owned is as of March 31, 2024, and consists of (i) 2,131,865,628 Class B ordinary shares held by Full Load Logistics, (ii) 5,253,900 Class A ordinary shares represented by ADSs that are beneficially owned by Full Load Logistics and (iii) 17 of the Class A ordinary shares held by Master Quality Group Limited, which Mr. Peter Hui Zhang has dispositive power over. Full Load Logistics is a limited liability company incorporated in the British Virgin Islands with registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, VG1110. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang. Master Quality Group Limited is the nominee of an employee incentive plan trust and holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals.

(2)

The number of ordinary shares beneficially owned is as of March 31, 2024, and consists of (i) 221,212,864 Class A ordinary shares held by All-Stars SP VI Limited, (ii) 68,045,540 Class A ordinary shares held by All-Stars SP VIII Limited, (iii) 234,187,020 Class A ordinary shares held by All-Stars PESP II Limited, (iv) 47,871,460 Class A ordinary shares held by PESP VIII Limited, (v) 34,821,060 Class A ordinary shares and 2,073,680 Class A ordinary shares in the form of 103,684 ADSs held by All-Stars PEIISP IV Limited, (vi) 11,828,927 Class A ordinary shares and 8,426,320 Class A ordinary shares in the form of 421,316 ADSs held by All-Stars Investment Master Fund and (vii) 34,701,360 Class A ordinary shares in the form of 1,735,068 ADSs held by Mr. Richard Weidong Ji.

Each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, PESP VIII Limited and All-Stars PEIISP IV Limited is a limited liability company incorporated in the British Virgin Islands with registered office at Luna Tower, Waterfront Drive, Road Town, Tortola, British Virgin Islands. All-Stars Investment Master Fund is a limited liability company incorporated in the Cayman Islands with registered office at One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. Mr. Richard Weidong Ji is one of the directors of each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, PESP VIII Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund and shares the voting and investment powers over the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, PESP VIII Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund. Mr. Ji may therefore be deemed to be the beneficial owner of the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, PESP VIII Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund.

(3)

The number of ordinary shares beneficially owned is as of December 31, 2023, as reported in the Amendment No. 2 to the Schedule 13G filed jointly by the Softbank funds on February 13, 2024, and consists of 3,046,659,400 Class A ordinary shares in the form of 152,332,970 ADSs held by SVF Truck (Singapore) Pte. Ltd. (“SVF Truck”) as record holder.

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

The address for each of SBIA UK and SVF Holdings (UK) LLP is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SoftBank Vision Fund LP is Aztec Group House, IFC 6, The Esplanade, St Helier, Jersey JE4 0QH. The address for each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck is 138 Market Street #27-01A, Capitagreen, Singapore 048926.

As of March 31, 2024, a total of 14,368,963,958 Class A ordinary shares were held by eight record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 15, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended December 31, 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.

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

Parties to the agreement include over 80 legal entities that held our preferred shares prior to our IPO as follows: (i) Morespark Limited, (ii) Hillhouse TCA TRK Holdings Limited, (iii) Hillhouse TRK-III Holdings Limited, (iv) Shanghai Dingbei Enterprise Management Consulting Partnership (Limited Partnership), (v) Redview Capital Investment VI Limited, (vi) HERO FINE GROUP LIMITED, (vii) Eastern Bell International XXIV Limited, (viii) Violet Springs International Ltd, (ix) Pantheon Access Co-Investment Program, L.P.—Series 140, (x) Pantheon Multi-Strategy Primary Program 2014, L.P.—Series 200, (xi) Pantheon International PLC, (xii) GGV Capital VI L.P., (xiii) GGV Capital VI Plus L.P., (xiv) GGV VII Investments Pte. Ltd., (xv) GGV Capital VI Entrepreneurs Fund L.P., (xvi) GGV VII Plus Investments Pte. Ltd., (xvii) GGV (FT) LLC, (xviii) Genesis Capital I LP, (xix) SUN DRAGON LIMITED, (xx) Tencent Mobility Limited, (xxi) All-Stars SP VI Limited, (xxii) Teng Yue Partners Master Fund, LP, (xxiii) Teng Yue Partners RDLT, LP, (xxiv) TYP Holdings, LLC, (xxv) IFC CATALYST FUND, LP, (xxvi) IFC GLOBAL EMERGING MARKETS FUND OF FUNDS, LP, (xxvii) BAIDU CAPITAL L.P., (xxviii) Marble Investment Company Limited, (xxix) TECHGIANT LIMITED, (xxx) All-Stars PESP II Limited, (xxxi) All-Stars SP VIII Limited, (xxxii) All-Stars PEIISP IV Limited, (xxxiii) Truck Work Logistics Information Co., Ltd., (xxxiv) Lightspeed China Partners I, L.P., (xxxv) Lightspeed China Partners I-A, L.P., (xxxvi) LIGHTSPEED VENTURE PARTNERS SELECT II, L.P., (xxxvii) Lightspeed Opportunity Fund, L.P., (xxxviii) HSG Venture V Holdco I, Ltd. (formerly known as SCC Venture V Holdco I, Ltd.), (xxxix) SCC GROWTH IV 2018-H, L.P., (xl) Sunshine Logistics Investment Limited, (xli) Tyrus-DA Global Sharing Economy No. 2, (xlii) Capital Champion Holdings Limited, (xliii) Xiang He Fund I, L.P., (xliv) Xiang He Fund II, L.P., (xlv) Xiang He Fund Gamma, L.P., (xlvi) CMC Scania Holdings Limited, (xlvii) CMC Scania II Limited, (xlviii) Internet Fund IV Pte. Ltd., (xlix) Artist Growth Opportunity Fund I LP, (l) Artist Growth Opportunity I LP, (li) Guiyang Venture Capital Co., Ltd., (lii) Eastern Bell V Investment Limited, (liii) Eastern Bell International II Limited, (liv) Fortune Nice International Limited, (lv) SVF Truck (Singapore) Pte. Ltd., (lvi) SVF II Sage Subco (Singapore) Pte. Ltd., (lvii) Kite Holdings, LLC, (lviii) CapitalG LP, (lix) Scottish Mortgage Investment Trust plc, (lx) Super Trolley Investment Limited, (lxi) Super Mini Investment Limited, (lxii) Super Kar Investment Limited, (lxiii) Super Van Investment Limited, (lxiv) Super Truck Investment Limited, (lxv) Full Load Logistics Information Co. Ltd, (lxvi) Rose World Capital Limited, (lxvii) North Land Global Limited, (lxviii) WF ASIAN RECONNAISSANCE FUND LIMITED, (lxix) DYNAMIC MOVE INVESTMENTS LIMITED, (lxx) GSR VENTURES VI (SINGAPORE) PTE. LTD., (lxxi) China Internet Investment Fund (Limited Partnership), (lxxii) Shanghai Shengjia Xinlue Investment Center LLP, (lxxiii) Propitious Morningstar Limited, (lxxiv) Ning Zhang, (lxxv) TR China Holdings 8, (lxxvi) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—2020-B, L.P., (lxxvii) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—ENDURANCE PARTNERS, L.P., (lxxviii) Titanium Growth Investment Limited (formerly Permira PGO1 SPV Limited), (lxxix) Fidelity China Special Situations PLC, (lxxx) Fidelity Investment Funds, (lxxxi) Fidelity Funds, (lxxxii) ERI-BayernInvest-Fonds Aktien Asien, (lxxxiii) Racing Sports Limited, and (lxxxiv) SCEP Master Fund.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with JYBD

Jiayibingding (Beijing) E-commerce Co., Ltd., or JYBD, is an equity investee of our Company. The consideration payable for our equity investment in JYBD had been fully paid. The Group had revenue from JYBD in the amount of nil, RMB0.3 million and RMB0.1 million (US$15 thousand) in 2021, 2022 and 2023, respectively. The revenue in 2022 and 2023 was generated from lead-generation service provided to JYBD.

The Group accrued service fee to JYBD in the amount of RMB12.5, RMB7.5 million and nil in 2021, 2022 and 2023, respectively, for road rescue service provided by JYBD.

Transactions with DWJ

Dai WJ Holdings Limited, or DWJ, is a shareholder of our Company, and it is ultimately controlled by a trust of which Mr. Wenjian Dai, a former director and former executive officer of our Company, is the settlor. Mr. Dai and his family members are among the beneficiaries.

In June 2021, we repurchased an aggregate of 91,236,935 Class A ordinary shares from DWJ for a total repurchase price of US$90.0 million. As of December 31, 2022 and 2023, the Group had amounts due to DWJ of RMB63.0 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from DWJ.

Transactions with LXF

Liu XF Holdings Limited, or LXF, is a shareholder of our Company, and it is controlled by Mr. Xianfu Liu, formerly an executive officer of our Company.

In June 2021, we repurchased an aggregate of 15,206,156 Class A ordinary shares from LXF for a total repurchase price of US$15.0 million. As of December 31, 2022 and 2023, the Group had amounts due to LXF of RMB17.4 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from LXF.

Transactions with TTG

Tang TG Holdings Limited, or TTG, is a shareholder of our Company, and it is controlled by Mr. Tianguang Tang, formerly an executive officer of our Company.

In June 2021, we repurchased an aggregate of 40,549,749 Class A ordinary shares from TTG for a total repurchase price of US$40.0 million. As of December 31, 2022 and 2023, the Group had amounts due to TTG of RMB27.9 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from TTG.

Transactions with GXF

Geng XF Holdings Limited, or GXF, is a company controlled by Ms. Geng Xiaofang, a shareholder of our Company.

In June 2021, we repurchased an aggregate of 20,274,875 Class A ordinary shares from GXF for a total repurchase price of US$20.0 million. As of December 31, 2022 and 2023, the Group had amounts due to GXF of RMB13.9 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from GXF.

Transactions with Certain Executive Officers

In 2022, we repurchased an aggregate of 246,929,216 ordinary shares from certain of our executive officers for a total repurchae price of US$116.6 million.

Plus Restructuring

In July 2023, PlusAI Corp, a technology company devoted to the development of commercial vehicle autonomous driving technology and an equity investee of our Company, conducted a restructuring to split its PRC and U.S. teams under two separate entities, PRC Holding Ltd and Plus Automation, Inc. Through a series of restructuring transactions, our Company received preferred shares of each of these two entities in exchange for cancellation of the preferred shares of PlusAI Corp held by our Company. As of December 31, 2023, our Company held 51.0% equity interest on an as-if converted basis and 61.9% voting rights in Plus PRC Holding Ltd, and 19.8% equity interest on an as-if converted basis and 1.2% voting rights in Plus Automation, Inc. However, our Company has no control over Plus PRC Holding Ltd as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus PRC Holding Ltd.

In February 2024, our Company, Plus PRC Holding Ltd and its affiliates entered into a loan agreement, pursuant to which our Company agreed to make available to Plus PRC Holding Ltd a loan in the principal amount of US$3,500,000 in one lump sum. The loan has an interest rate of 12% per annum and an original term of two months, which was further extended to four months. In April 2024, an additional loan agreement were entered by the same parties. The principal amount of the loan is US$1,500,000 with a term of two months and the interest rate is 12% per annum.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings and Compliance.”

Dividend Policy

On March 13, 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.0072 per ordinary share, or US$0.1444 per ADS, payable on or around April 19, 2024, to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend was approximately US$150 million.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may pay directly from our Company or rely on dividends distributed by our PRC subsidiaries for our cash requirements. If our PRC subsidiaries pay dividends to us in the future, PRC regulations may restrict their abilities to do so. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Doing Business in China—We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

As discussed below under “—Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company, or PFIC, in 2023 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, United States Holders are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we are classified as a PFIC in any taxable year.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “ —Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC in 2023 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Based on the past and projected composition of the Group’s income and assets, and the valuation of its assets, including goodwill (which we have determined based on trading price of our ADSs), we believe there is a significant risk that we were a PFIC in 2023 and will be a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition. For these purposes, fluctuations in the market price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and thus the composition of its assets. Therefore, any such fluctuations may affect our PFIC status. The composition of the Group’s assets and income may also be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Sale, Exchange or Other Taxable Disposition of ADSs or Class A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

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

Foreign Exchange Risk

Our Company uses Renminbi as its reporting currency. All of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our Company and our subsidiary in Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, the Group had foreign exchange loss of RMB15.5 million and RMB2.1 million (US$0.3 million) in 2021 and 2023, respectively, and had foreign exchange gain of RMB15.0 million in 2022.

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

As of December 31, 2023, the Group had Renminbi-denominated cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB6,648 million, and U.S. dollar-denominated cash, cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of US$2,962 million. Assuming the Group had converted RMB6,648 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, its U.S. dollar cash balance would have been US$3,898 million. If the RMB had depreciated by 10% against the U.S. dollar, its U.S. dollar cash balance would have been US$3,805 million instead. Assuming the Group had converted US$2,962 million into RMB at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, its RMB cash balance would have been RMB27,678 million. If the RMB had depreciated by 10% against the U.S. dollar, its RMB cash balance would have been RMB30,015 million instead.

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

Inflation

Since our inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022 and 2023 were an increase of 1.8% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation or potential deflation in the future.

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

Payments by Depositary

In 2023, we received US$11.1 million after deduction of applicable U.S. withholding tax of US$5.0 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

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

As of December 31, 2023, we had not used any of the net proceeds received from the IPO.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2023, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report.

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
Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113) has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in
this annual report.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, for the years indicated.

	For the Year Ended December 31,
	2022	2023
	(In thousands of US dollars)
Audit Fees (1)	1,850	2,950
Audit-Related Fees (2)	1,216	—
Tax Fees (3)	—	20

Total	3,066	2,970

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

(3)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax planning and tax advice.
Pre-Approval
Policies and Procedures
Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve
all audit and
non-audit
services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services
, tax services and other services, as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from March 13, 2023 to December 31, 2023:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
March 13, 2023 through March 31, 2023	1,651,697	7.1	1,651,697	$11,798,788
April 2023	4,922,680	6.7	4,922,680	$32,801,600
May 2023	9,817,377	6.3	9,817,377	$61,409,324
June 2023	14,197,330	6.3	14,197,330	$89,189,112
July 2023	17,286,428	6.4	17,286,428	$109,935,070
August 2023	19,419,376	6.4	19,419,376	$124,347,929
September 2023	19,419,376	6.4	19,419,376	$124,347,929
October 2023	22,751,982	6.5	22,751,982	$147,347,928
November 2023	22,751,982	6.5	22,751,982	$147,347,928
December 2023	22,751,982	6.5	22,751,982	$147,347,928

(1)	Each ADS represents 20 Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

In March 2023, we announced a share repurchase program authorized by our board of directors on March 3, 2023, under which we may repurchase up to US$500 million of our ADSs during a period of up to 12 months starting from March 13, 2023. On March 13, 2024, we announced an extension of the share repurchase program by 12 months through March 12, 2025. Repurchases under our share repurchase program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with the applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and size or suspend or discontinue the program. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

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

ITEM 16H.	MINE SAFETY

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

The Group has adopted a comprehensive risk management system to manage various risks that it faces, including financial risks, operational risks, compliance risks, public opinion risks, risks associated with stability of information technology systems, cybersecurity risks and supplier management risks. Cybersecurity risk management is a core component of the Group’s overall risk management framework. The Group has established an array of risk management procedures to identify, assess and manage such risks, including risk identification, risk assessment, risk control and risk monitoring. The Group has also implemented procedural design, evaluation mechanism as well as risk grading and liability assessment mechanism to enhance its risk management. Set forth below are measures that the Group undertakes to manage cybersecurity risks.

Cybersecurity Safeguard Committee

The Group has formed a Cybersecurity Safeguard Committee, which is led by its management and comprised of personnel from its legal department, internal audit, cybersecurity department and various business departments, to carry out cybersecurity risk management. The cybersecurity department is an independent department under the Group’s platform governance division dedicated to managing cybersecurity risks. The cybersecurity department is composed of different working groups specialized in network security, terminal security, data security, privacy compliance, security development and security operation.

Internal Policies and Procedures

The Group has established a three-tiered cybersecurity governance structure, encompassing decision-making, supervision, and implementation, and adopted four-level cybersecurity governance policies, with reference to international and industry cybersecurity standards, such as ISO27001 and ISO27701, as well as the requirements of classified cybersecurity protection and other regulatory requirements. The four-level cybersecurity governance policies include:

•

First level: FTA Cybersecurity Safeguard Committee Charter, which is a guiding policy that sets forth the Group’s principles and objectives of network security, data security and privacy protection and outlines the communication and organizational structure for the Group’s cybersecurity management

•

Second level: management policies and technical control measures across five areas – cybersecurity system management, cybersecurity organizational management, cybersecurity personnel management, cybersecurity construction management, and cybersecurity operation and maintenance management

•	Third level: procedures, processes and implementation guidelines

•	Fourth level: records, forms and log entries that document system operation

The Group has also adopted a series of policies and measures on how to prevent, identify, assess and remediate risks from cybersecurity threats:

•

Prevention: The Group implements a Secure Development Lifecycle Management Process (SDL) to prevent cybersecurity threats throughout the product development cycle. At pre-development stage, professional cybersecurity personnel performs cybersecurity assessment. During the product development phase, professional cybersecurity personnel ensures that the security coding standards be observed and provides Q&A support for secure development. At product testing stage, the new product needs to undergo various testing including baseline, black box and gray box testing (such as SQL, XSS, jar and privilege escalation checks) and white box testing. At product launch stage, the new product also needs to undergo manual penetration testing, API interface scanning tests and external threat detection.

•

Identification: The Group has adopted various safety measures to ensure timely discovery of and response to cyberattacks, including real-time traffic log monitoring, host-based vulnerability scanning, privilege escalation checks, baseline detection, host-based intrusion detection systems (HIDS), firewalls (FW), intrusion prevention systems (IPS), bastion hosts, log auditing, Security Operations Center (SOC) awareness and API interface checks.

•

Assessment: The Group has formulated the FTA Data Security Risk Assessment Guide and related procedures that utilize scientific measures to systematically analyze the cybersecurity risks faced by the Group and propose effective measures to prevent, control and address such risks so as to maximize cybersecurity protection.

•	Remediation: The Group has also adopted the following internal policies and procedures to remediate cybersecurity incidents:

•	FTA Security Vulnerability Management Policies, which set out procedures to handle cybersecurity vulnerabilities and emergencies in a swift, accurate and compliant manner to mitigate potential harm

•

FTA Information Security Incident Management Procedures and FTA Information Security Emergency Response Policies, which set out the reporting, reaction and handling mechanism for cybersecurity incidents in order to minimize losses caused by cybersecurity incidents and reinforce business continuity

•	FTA Backup and Recovery Management Procedures, which require regular data backup and recovery drills to ensure the continuity of business operations in cases of significant disasters or accidents

Technical Measures

The Group has implemented various technical measures, such as real-time traffic log monitoring, host-based vulnerability scanning, transmission encryption and authentication, FW and IPS, in order to timely identify and address cybersecurity threats and protect the security, availability, processing integrity, confidentiality and privacy of its information technology systems and data stored in its systems. For more details on the Group’s data protection measures, see “Item 4. Information on the Company— B. Business Overview—Personal Data and Privacy.”

Engagement of Third-Party Service Providers

The Group has engaged independent auditors and consulting firms to conduct independent audits and assessments on and provide consultancy services for its compliance with the internal control requirements under the Sarbanes-Oxley Act of 2002, and IT general controls (ITGC) is an important part of it. ITGC audits and consultancy cover cybersecurity, including information technology governance, information security (network and data security), access controls, system change management and operation maintenance management.

In addition, to comply with the requirements under the Cybersecurity Law and Data Security Law and enhance the security of the Group’s information technology systems, it has engaged third-party agencies to perform classifications, filings, assessments and rectifications for hierarchical cybersecurity protection on a periodic basis. The Group obtained the One-Star Recognition of Personal Information Protection Impact Assessment from the China Academy of Information and Communications Technology and Certificate for Classified Cybersecurity Protection.

The Group has adopted third-party security assessment procedures and data outflow control procedures to manage risks from cybersecurity threats associated with its use of any third-party service provider. The Group performs security assessments on third parties that provide information technology systems to it or have access to its data by assessing their basic data security capabilities, information security compliance and application security vulnerabilities. All data outbound transfers to third parties require internal approval, and upon approval, data shall be transmitted externally via email or other traceable means and highly sensitive data shall be transmitted in a virtual machine environment.

The Group enters into a Data Security Confidentiality Agreement with third-party suppliers before engaging them to stipulate the cybersecurity responsibilities of such third parties and remediation measures to be taken in the event of cybersecurity incidents. When data are transmitted through API interfaces, the Group monitors the sensitivity and volume of data involved in API calls and the authority of interfaces through API interface monitoring applications.

For third-party developers, the Group has adopted External Consultant Engagement and Daily Management Standards to set out the engagement process of third-party developers and related information security matters.

Risks from Cybersecurity Threats

As the Group generates and processes a large amount of data through the FTA platform and rely on its information technology systems for its business operations, it faces risks associated with cybersecurity threats. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Relating to Our Business and Industry—The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security”; “—The Group’s business generates, collects, stores and processes a large amount of data, which include sensitive personal information and may include data that may be deemed core data or material data. The improper processing of such data by the Group, its employees or business partners could materially and adversely affect the Group’s reputation, business, results of operations and financial condition”; and “—Any significant disruption in the Group’s mobile apps and information technology systems, including events beyond the Group’s control, could prevent the Group from offering its solutions and services or reduce their attractiveness.”

Cybersecurity Governance

Management

The Group’s management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Safeguard Committee, (ii) cybersecurity, legal and internal audit departments, and (iii) review and approval of cybersecurity-related policies and procedures.

Cybersecurity Safeguard Committee

The Group’s Cybersecurity Safeguard Committee, led by its management, is in charge of cybersecurity risk management, including assessing and managing material risks from cybersecurity threats, as well as prevention (through implementation of policies and cybersecurity awareness training), detection, mitigation and remediation of cybersecurity incidents. The committee reports its cybersecurity work to the management through periodic meetings. The committee is co-led by the head of the Group’s platform governance division, Mr. Qi Zhang, and its Chief Risk Officer and General Counsel, Mr. Kai Shen.

Mr. Zhang has a Master’s degree in cybersecurity and extensive experience in cybersecurity and risk management. Prior to joining the Group, Mr. Zhang worked in a high-tech company and a large Internet company and was in charge of establishment and management of information system and cybersecurity management. Currently, Mr. Zhang is in charge of the Group’s platform governance division and is responsible for security and risk prevention and management. His work consists of establishing the Group’s cybersecurity risk management framework, building up the Group’s cybersecurity governance and technical capabilities, including perimeter security protection, data security and privacy compliance, and formulating cybersecurity policies and procedures tailored to the Group’s business characteristics with a focus on prevention, risk control and continuous improvement.

Mr. Shen is experienced in compliance and internal audit. Prior to joining the Group, Mr. Shen served as a senior legal director at Alibaba Group, responsible for legal affairs and internal audit. Mr. Shen currently leads the Group’s legal and internal audit departments to interpret and review cybersecurity-related laws, regulations and policies, and perform internal audits on the implementation of cybersecurity-related policies and procedures.

Cybersecurity, Legal and Internal Audit Departments

The Group’s cybersecurity, legal and internal audit departments also perform different functions with respect to cybersecurity management. The legal department is responsible for interpreting cybersecurity-related laws and regulations and reviewing cybersecurity-related internal policies. The internal audit department is responsible for internal audits on the implementation of cybersecurity-related policies and procedures. The internal audit department and the legal department jointly report to the Group’s Chief Risk Officer and General Counsel. The cybersecurity department is responsible for formulating and implementing cybersecurity-related policies and procedures, and reports to the head of the Group’s platform governance division and leaders of the Cybersecurity Safeguard Committee.

Policy Review and Approval

All cybersecurity-related internal policies shall be reviewed and approved by the management personnel in charge of the proposing department as well as the Chief Executive Officer or the President prior to adoption.

Based on information obtained through such channels, the Group’s management makes assessments of cybersecurity risks and incidents and reports the nature, origin and potential impact of cybersecurity risks and incidents to the board of directors based on an assessment of materiality so that the board can learn about material cybersecurity risks and incidents on a timely basis and make decisions accordingly. In addition, to keep the board regularly informed about cybersecurity matters, the management makes periodic reports to the board on cybersecurity risk management and governance at board meetings, have live discussions with the board and address their questions.

Board of Directors

Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. The board reviews reports from management on material cybersecurity risks and incidents and discusses remediation plans with the management. At board meetings, the board also hears period reports from the management on cybersecurity risk management and governance and have follow-up discussions with the management. The management regularly reports to the board on material cybersecurity management progress, cybersecurity risks and response plans and progress. The management is also responsible for promptly reporting material cybersecurity incidents to the board as they arise.

In addition, our audit committee is responsible for risk assessment and risk management, including risks relating to cybersecurity threats or incidents. The responsibilities of our audit committee include discussing policies with respect to risk assessment and risk management periodically with the management, internal auditors, and independent auditors, and our plans or processes to monitor, control and minimize such risks and exposures.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Full Truck Alliance Co. Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on April 14, 2021

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Specimen of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

2.3	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-257112) filed with the Securities and Exchange Commission on June 15, 2021)

2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.3*	English translation of the Amended and Restated Equity Interest Pledge Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated May 9, 2023

4.4*	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Manyun Software, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

4.5	English translation of the Power of Attorney by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.6	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

Exhibit Number	Description of Exhibit

4.7*	English translation of the Amended and Restated Exclusive Option Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated May 9, 2023

4.8	English translation of the Equity Interest Pledge Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.9	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Shan’en Technology, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.10	English translation of the Power of Attorney by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2021)

4.11	English translation of the Exclusive Service Agreement between FTA Information and Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.12	English translation of the Exclusive Option Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.13	English translation of the executed form of the Loan Agreements between FTA Information and each individual shareholder of Shan’en Technology, dated November 18, 2021, as currently in effect, and a schedule of all executed Loan Agreements adopting the same form (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.14	English translation of the Equity Interest Pledge Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated May 24, 2022 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.15	English translation of the Spousal Consent Letter granted by the spouse of an individual shareholder of Manyun Cold Chain, dated May 24, 2022 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.16	English translation of the Power of Attorney by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated May 24, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

Exhibit Number	Description of Exhibit

4.17	English translation of the Exclusive Service Agreement between Yixing Manxian and Manyun Cold Chain, dated May 24, 2022 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.18	English translation of the Exclusive Option Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated May 24, 2022 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.19	The Loan Agreement by and among the Registrant, Gang Wang and Mesterywang Investments Limited, as borrowers, dated November 21, 2020 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.20	The Charge over Shares in the Registrant between Gang Wang, as borrower, Truck Work Logistics Information Co., Ltd, as chargor and the Registrant as secured party, dated November 21, 2020 (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.21	The Share Surrender and Loan Repayment Agreement among Gang Wang, Mesterywang Investments Limited, Truck Work Logistics Information Co., Ltd, and the Registrant, dated April 14, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.22	Second Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.23	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.24	Amendment No.1 to 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.25	Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated December 3, 2018 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.26	Amendment to Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated February 25, 2021 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.27	Deed of Change of Trustee for the Trust Deed Relating to Master Quality Trust among the Registrant as company, The Core Trust Company Limited as original trustee, Master Quality Group Limited as nominee and Futu Trustee Limited as new trustee, dated December 9, 2021 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

Exhibit Number	Description of Exhibit

4.28	Amendment by and between Full Truck Alliance Co. Ltd., Futu Trustee Limited and Master Quality Group Limited, dated February 11, 2022 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.29	Warrant to Purchase Shares of Full Truck Alliance Co. Ltd., dated April 15, 2021 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of CM Law Firm

97.1*	Incentive Compensation Clawback Policy

101.INS*	Inline XBRL Instance Document. the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FULL TRUCK ALLIANCE CO. LTD.

By:	/s/ Peter Hui Zhang
Name: Peter Hui Zhang
Title: Chairman and Chief Executive Officer

Date: April 15, 2024

FULL TRUCK ALLIANCE CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Full Truck Alliance Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Revenue recognition — Refer to Notes 2.17 to the financial statements
Critical Audit Matter Description
The Company generated majority of its revenue from freight matching services in 2023. The Company’s revenue from freight matching services consists of transaction-based fees made up of a significant volume of low-dollar
transactions, sourced from multiple systems, databases, and other tools. The processing and recording of revenue are highly automated and are based on contractual terms with shippers and truckers. Because of the nature of the Company’s transaction-based fees, the Company uses automated systems to process and record its revenue transactions.
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

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s general ledger.

•	With the assistance of our data specialists, we created data visualizations to evaluate recorded revenue and evaluated trends in the transactional revenue data.

•	For a sample of freight matching service transactions, we tracked to the initial contract, cash payment or receipt record and then to the invoice (if any) to validate the occurrence of the revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 15, 2024
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Full Truck Alliance Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 15, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.
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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 15, 2024

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 and 2023
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		5,137,312	6,770,895	953,661
Restricted cash—current		83,759	115,513	16,270
Short-term investments	4	21,087,089	11,516,304	1,622,037
Accounts receivable, net (net of allowance of RMB5,424 and RMB4,382 as of December 31, 2022 and 2023, respectively)	5	13,015	23,418	3,298
Loans receivable, net	6	2,648,449	3,521,072	495,933
Prepayments and other current assets	7	2,034,427	2,049,780	288,705

Total current assets		31,004,051	23,996,982	3,379,904
Restricted cash—non-current		—	10,000	1,408
Long-term investments	9	1,774,270	11,075,739	1,559,985
Property and equipment, net	8	108,824	194,576	27,405
Intangible assets, net	10	502,421	449,904	63,368
Goodwill	2.13	3,124,828	3,124,828	440,123
Deferred tax assets	15	41,490	149,081	20,998
Operating lease right-of-use assets and land use rights	19,2.22	132,000	134,867	18,996
Other non-current assets	11	8,427	211,670	29,813

Total non-current assets		5,692,260	15,350,665	2,162,096

TOTAL ASSETS		36,696,311	39,347,647	5,542,000

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 and 2023
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	USD (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including RMB6,374 and RMB7,179 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)		27,953	25,220	3,552
Amounts due to related parties	1 6	122,152	—	—
Prepaid for freight listing fees and other service fees (including RMB436,806 and RMB506,423 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)	2.17	462,080	548,917	77,313
Income tax payable (including RMB8,082 and RMB3,032 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)		52,233	154,916	21,819
Other tax payable (including RMB682,030 and RMB731,284 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)		721,597	784,617	110,511
Operating lease liabilities – current (including RMB39,649 and RMB34,867 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)	19	44,590	37,758	5,318
Accrued expenses and other current liabilities (including RMB883,965 and RMB1,113,559 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)	12	1,301,160	1,723,245	242,714

Total current liabilities		2,731,765	3,274,673	461,227
Deferred tax liabilities (including RMB23,358 and RMB20,333 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)	1 5	121,611	108,591	15,295
Operating lease liabilities–non-current (including RMB34,036 and RMB46,395 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)	19	35,931	46,709	6,579
Other non-current liabilities (including RMB nil and RMB22,950 from the consolidated VIEs as of December 31, 2022 and 2023, respectively)		—	22,950	3,232

Total non-current liabilities		157,542	178,250	25,106

TOTAL LIABILITIES		2,889,307	3,452,923	486,333

Commitments and contingencies (Note 23)

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 and 2023
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	USD (Note 2)
MEZZANINE EQUITY
Redeemable non-controlling interests	13	149,771	277,420	39,074
EQUITY
Class A ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 18,919,468,156 and 19,021,152,078 shares issued , 18,919,468,156 and 18,767,309,958 shares outstanding as of December 31, 2022 and 2023, respectively)	14	1,222	1,229	173
Class B ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 2,317,044,668 and 2,131,865,628 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	14	155	142	20
Treasury stock , at cost	14	—	(608,117)	(85,651)
Additional paid-in capital		47,758,178	47,713,985	6,720,374
Accumulated other comprehensive income		2,511,170	2,897,871	408,157
Accumulated deficit		(16,613,492)	(14,400,604)	(2,028,283)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY		33,657,233	35,604,506	5,014,790
Non-controlling interests		—	12,798	1,803

TOTAL EQUITY		33,657,233	35,617,304	5,016,593

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		36,696,311	39,347,647	5,542,000

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
(LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	USD (Note 2)
Net Revenues (including value added taxes, “VAT”, of RMB2,620,355, RMB3,550,878 and RMB4,172,660 for the years ended December 31, 2021, 2022 and 2023, respectively)	2.17	4,657,019	6,733,644	8,436,159	1,188,210
Operating expenses
Cost of revenues (including VAT net of government grants, of RMB1,950,935, RMB2,539,297 and RMB3,121,010 for the years ended December 31, 2021, 2022 and 2023, respectively)	2.18	(2,539,998)	(3,514,551)	(4,119,016)	(580,151)
Sales and marketing expenses		(837,301)	(902,269)	(1,239,191)	(174,536)
General and administrative expenses		(4,271,152)	(1,417,933)	(937,677)	(132,069)
Research and development expenses		(729,668)	(914,151)	(946,635)	(133,331)
Provision for loans receivable	6	(97,658)	(194,272)	(234,599)	(33,043)

Total operating expenses		(8,475,777)	(6,943,176)	(7,477,118)	(1,053,130)
Other operating income		22,815	47,530	38,388	5,407

(Loss) Income from operations		(3,795,943)	(162,002)	997,429	140,487
Other income (expense)
Interest income		234,651	483,658	1,141,861	160,828
Interest expenses		(40)	(175)	—	—
Foreign exchange (loss) gain		(15,468)	15,048	(2,149)	(303)
Investment income		28,317	5,411	55,621	7,834
Unrealized gains (losses) from fair value changes of investments and derivative assets		23,967	(63,390)	12,938	1,822
Other income, net		7,067	230,631	130,264	18,347
Impairment loss	3	(111,567)	—	—	—
Share of loss in equity method investees		(11,321)	(1,246)	(2,067)	(291)

Total other income		155,606	669,937	1,336,468	188,237

Net (loss) income before income tax		(3,640,337)	507,935	2,333,897	328,724
Income tax expense	15	(14,191)	(96,035)	(106,804)	(15,043)

Net (loss) income		(3,654,528)	411,900	2,227,093	313,681
Less: net (loss) income attributable to non-controlling interests		(80)	539	(1,252)	(176)
Less: measurement adjustment attributable to redeemable non- controlling interests	13	—	4,599	15,457	2,177

Net (loss) income attributable to Full Truck Alliance Co. Ltd.		(3,654,448)	406,762	2,212,888	311,680
Deemed dividend to convertible redeemable preferred shares		(518,432)	—	—	—

Net (loss) income attributable to ordinary shareholders		(4,172,880)	406,762	2,212,888	311,680

Net (loss) earnings per ordinary share:
Basic	18	(0.31)	0.02	0.10	0.01
Diluted	18	(0.31)	0.02	0.10	0.01
Weighted average shares used in calculating net (loss) earnings per ordinary share:
Basic	18	13,445,972,280	21,517,856,981	21,111,924,886	21,111,924,886
Diluted	18	13,445,972,280	21,579,616,389	21,162,351,461	21,162,351,461

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
(LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	USD (Note 2)
Net (loss) income		(3,654,528)	411,900	2,227,093	313,681
Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil		(533,657)	1,972,520	386,701	54,466

Total comprehensive (loss) income		(4,188,185)	2,384,420	2,613,794	368,147
Less: comprehensive (loss) income attributable to non-controlling interests		(80)	539	(1,252)	(176)
Less: measurement adjustment attributable to redeemable non-controlling interests		—	4,599	15,457	2,177

Comprehensive (loss) income attributable to Full Truck Alliance Co. Ltd.		(4,188,105)	2,379,282	2,599,589	366,146
Deemed dividend		(518,432)	—	—	—

Comprehensive (loss) income attributable to ordinary shareholders		(4,706,537)	2,379,282	2,599,589	366,146

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Subscription Receivables	Accumulated OCI	Total	Non— controlling interests	Total (deficit) equity
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,517,944,736	233	963,610,653	63	3,809,060	(13,365,806)	—	1,072,307	(8,484,143)	422	(8,483,721)
Net loss	—	—	—	—	—	(3,654,448)	—	—	(3,654,448)	(80)	(3,654,528)
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	73,500	73,500
Foreign currency translation adjustments	—	—	—	—	—	—	—	(533,657)	(533,657)	—	(533,657)
Exercise of stock options granted to employees	351,972,260	23	514,258,536	33	4,937	—	—	—	4,993	—	4,993
Accretion of convertible redeemable preferred shares	—	—	—	—	(518,432)	—	—	—	(518,432)	—	(518,432)
Modifications to share options	—	—	—	—	209,311	—	—	—	209,311	—	209,311
Share-based compensation	—	—	—	—	3,628,598	—	—	—	3,628,598	—	3,628,598
Repurchase of shares	(177,267,715)	(12)	(169,834,500)	(11)	(1,664,995)	—	—	—	(1,665,018)	—	(1,665,018)
Repurchase of convertible redeemable preferred shares	—	—	—	—	(877,732)	—	—	—	(877,732)	—	(877,732)
Issuance of ordinary shares for initial public offering (“USIPO”), net of issuance cost of RMB31,785	1,860,526,314	120	—	—	11,058,923	—	—	—	11,059,043	—	11,059,043
Ordinary shares reclassification	(2,013,034,312)	(133)	2,013,034,312	133	—	—	—	—	—	—	—
Conversion of convertible redeemable preferred shares to ordinary shares upon USIPO	14,965,476,285	967	2,721,822	—	33,596,103	—	(1,310,140)	—	32,286,930	—	32,286,930
Decrease of non-controlling interest from disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(401)	(401)
Retirement of ordinary shares	(60)	(0)	—	—	—	—	—	—	(0)	—	(0)

Balance as of December 31, 2021	18,505,617,508	1,198	3,323,790,823	218	49,245,773	(17,020,254)	(1,310,140)	538,650	31,455,445	73,441	31,528,886

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Subscription Receivables	Accumulated OCI	Total	Non— controlling interests	Total (deficit) equity
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	18,505,617,508	1,198	3,323,790,823	218	49,245,773	(17,020,254)	(1,310,140)	538,650	31,455,445	73,441	31,528,886
Net loss	—	—	—	—	—	411,361	—	—	411,361	539	411,900
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,956,020	1,956,020	—	1,956,020
Exercise of stock options granted to employees	112,209,998	7	206,090,000	14	—	—	—	—	21	—	21
Share-based compensation	—	—	—	—	919,255	—	—	—	919,255	—	919,255
Repurchase of shares	(259,805,836)	(17)	(91,165,500)	(6)	(1,080,247)	—	—	—	(1,080,270)	—	(1,080,270)
Ordinary shares reclassification	1,121,670,655	71	(1,121,670,655)	(71)	—	—	—	—	—	—	—
Settlement of Shareholder loan	(560,224,090)	(37)	—	—	(1,326,603)	—	1,310,140	16,500	—	—	—
Retirement of ordinary shares	(79)	(0)	—	—	—	—	—	—	(0)	—	(0)
Reclassification from non-controlling interests to redeemable non-controlling interests	—	—	—	—	—	—	—	—	—	(73,980)	(73,980)
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	(4,599)	—	—	(4,599)	—	(4,599)

Balance as of December 31, 2022	18,919,468,156	1,222	2,317,044,668	155	47,758,178	(16,613,492)	—	2,511,170	33,657,233	—	33,657,233

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares		Additional Paid in Capital	Accumulated deficit	Accumulated OCI	Total	Non— controlling interests	Total (deficit) equity
	Numbers of shares	Amount	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	18,919,468,156	1,222	2,317,044,668	155	—	—	47,758,178	(16,613,492)	2,511,170	33,657,233	—	33,657,233
Net income	—	—	—	—	—	—	—	2,228,345	—	2,228,345	(1,252)	2,227,093
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	6,000	6,000
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	386,701	386,701	—	386,701
Exercise of stock options granted to employees	131,869,359	9	—	—	—	—	—	—	—	9	—	9
Share-based compensation	—	—	—	—	—	—	441,827	—	—	441,827	—	441,827
Repurchase of shares	(469,206,520)	(1)	—	—	455,039,640	(1,047,485)	(38,616)	—	—	(1,086,102)	—	(1,086,102)
Ordinary shares reclassification	185,179,040	13	(185,179,040)	(13)	—	—	—	—	—	—	—	—
Cancellation of ordinary shares	(77)	(14)	—	—	(201,197,520)	439,368	(439,354)	—	—	—	—	—
Vesting of restricted shares of TYT	—	—	—	—	—	—	(8,050)	—	—	(8,050)	8,050	—
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	(15,457)	—	(15,457)	—	(15,457)

Balance as of December 31, 2023	18,767,309,958	1,229	2,131,865,628	142	253,842,120	(608,117)	47,713,985	(14,400,604)	2,897,871	35,604,506	12,798	35,617,304

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net (loss) income	(3,654,528)	411,900	2,227,093	313,681
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	67,422	88,343	74,742	10,527
Share-based compensation	3,628,602	919,255	441,827	62,230
Modification of options	209,311	—	—	—
Allowance (reversal) for doubtful accounts	1,591	4,613	(767)	(108)
Provision for loans receivable	97,658	194,272	234,599	33,043
Loss (gain) from disposal of property and equipment	283	(483)	803	113
Net loss (gain) from disposal and deemed disposal of investment in equity investees	124	879	(3,852)	(543)
Investment (income) loss from forward contract	(25,878)	4,058	—	—
Share of loss in equity method investees	11,321	1,246	2,067	291
Unrealized (gains) losses from fair value changes of investments and derivative assets	(23,967)	63,390	(12,938)	(1,822)
Noncash lease expense	—	12,220	12,791	1,802
Impairment loss and others	96,099	(15,048)	2,149	303
Changes in operating assets and liabilities:
Accounts receivable	18,799	14,069	(10,043)	(1,415)
Amounts due from related parties	(7,075)	7,075	—	—
Loans receivable	(561,368)	(1,065,054)	(1,107,222)	(155,949)
Prepayments and other current assets	(656,008)	(943,214)	163,248	22,993
Deferred tax assets	(1,450)	(20,998)	(107,591)	(15,154)
Accounts payable	5,314	(1,428)	(2,733)	(385)
Prepaid for freight listing fees and other service fees	41,898	78,844	86,837	12,231
Income tax payable	5,614	20,695	102,683	14,463
Other tax payable	191,621	82,839	63,020	8,876
Amounts due to related parties	(31,213)	(6,252)	(6,066)	(854)
Accrued expenses and other current liabilities	385,712	158,236	295,622	41,637
Deferred tax liabilities	(11,301)	(14,153)	(13,020)	(1,834)
Operating lease liabilities	—	(8,824)	(12,724)	(1,792)
Other non-current liabilities	—	—	22,950	3,232
Other non-current assets	—	(2,000)	(183,829)	(25,892)

Net cash (used in) provided by operating activities	(211,419)	(15,520)	2,269,646	319,674
Cash flows from investing activities:
Purchases of short-term investments	(23,340,272)	(84,599,727)	(11,617,682)	(1,636,316)
Maturity of short-term investments	10,069,291	86,901,541	21,594,724	3,041,553
Purchases of long-term investments	—	—	(9,261,359)	(1,304,435)
Maturity of forward contracts	25,878	(4,058)	—	—
Payments for investment in equity investees	(887,327)	(6,500)	(63,000)	(8,873)
Acquisition of subsidiaries, net of cash acquired	(242,009)	(76,586)	—	—
Net cash out in relation to disposal of a subsidiary	(401)	—	—	—
Return from dissolution of equity investments	11,929	1,502	—	—
Purchases of property and equipment, land use rights and intangible assets	(43,220)	(85,686)	(100,344)	(14,133)
Proceeds from disposal of property and equipment and intangible assets	7,158	735	1,400	197

Net cash (used in) provided by investing activities	(14,398,973)	2,131,221	553,739	77,993

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from financing activities:
Repayments of short-term loans	—	(9,000)	—	—
Cash paid to investors of the consolidated trusts	(31,400)	—	—	—
Proceeds from exercise of share options	20	8	1	0
Cash paid for repurchase of ordinary shares and convertible redeemable preferred shares	(2,208,791)	(884,360)	(1,168,301)	(164,552)
Taxes paid for employees through repurchase of ordinary shares	(376,646)	(508,015)	(26,741)	(3,766)
Cash prepaid for repurchase of ordinary shares	—	—	(179,784)	(25,322)
Proceeds from initial public offering, net of issuance cost paid of RMB31,785	11,059,043	—	—	—
Proceeds from issuance of convertible redeemable preferred shares	385,788	—	—	—
Proceeds prepaid by investors of a subsidiary	—	—	90,000	12,676
Capital contribution from redeemable non-controlling interests	—	71,192	111,823	15,750
Capital contribution from non-controlling interests	73,500	—	6,000	845

Net cash provided by (used in) financing activities	8,901,514	(1,330,175)	(1,167,002)	(164,369)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(87,677)	71,932	18,954	2,669
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,796,555)	857,458	1,675,337	235,967
Cash and cash equivalents and restricted cash, beginning of the year	10,160,168	4,363,613	5,221,071	735,372
Cash and cash equivalents and restricted cash, end of the year	4,363,613	5,221,071	6,896,408	971,339

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash and cash equivalents	4,284,291	5,137,312	6,770,895	953,661
Restricted cash, current	65,822	83,759	115,513	16,270
Restricted cash, non-current	13,500	—	10,000	1,408

Total cash, cash equivalents, and restricted cash	4,363,613	5,221,071	6,896,408	971,339
Supplemental disclosure of cash flow information:
Cash paid for interest (excluding interest paid to investors of consolidated trusts)	65	175	—	—
Income taxes paid	49,612	110,491	124,732	17,568
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of intangible assets and property and equipment through prepayments made in prior year	43,000	—	—	—
Investment in equity investees through prepayments made in prior year	100,000	—	—	—
Waiver of payable to an equity investee	771	—	—	—
Repurchase of ordinary shares through offsetting loans or interests receivable	5,400	—	—	—
Consideration payable for repurchase of ordinary shares and convertible redeemable preferred shares	129,738	—	—	—
Consideration payable for acquisition	76,586	—	—	—
Tax payable for employees through repurchase of ordinary shares	250,008	—	—	—
Settlement of subscription receivables through surrender of ordinary shares held by the shareholder	—	1,310,140	—	—
Reclassification from non-controlling interests to redeemable non-controlling interests	—	73,980	—	—
Payables for purchase of intangible assets and property and equipment	—	7,505	28,238	3,977
Vesting of restricted shares of TYT (see note 17)	—	—	8,050	1,134

FULL TRUCK ALLIANCE CO. LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS
Description of Business
Full Truck Alliance Co. Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2017. The Company through its subsidiaries and variable interest entities (“VIEs” and VIE’s subsidiaries) (collectively, the “Group”) primarily provides comprehensive services for shippers and truckers through its mobile and website platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).
As of December 31, 2023, the Company’s major subsidiaries and consolidated VIEs are as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries

Full Truck Alliance (HK) Limited (“FTA HK”)	Hong Kong	January 7, 2016	100%	Investment holding

Lucky Logistics Information Limited (“Lucky Logistics”)	Hong Kong	April 8, 2014	100%	Investment holding

FTA Information Technology Co., Ltd. (“FTA Information”, “WOFE”) (formerly known as FTA Information Consulting Co., Ltd)	PR C	April 20, 2016	100%	Technology development and other services

Jiangsu Yunmanman Information Technology Co., Limited(“Jiangsu Yunmanman”, “WOFE”)(formerly known as Jiangsu Manyun Logistics Information Co., Limited)	PR C	August 29, 2014	100%	Technology development and other services

Yixing Manxian Information Technology Co., Ltd (“Yixing Manxian”, “WOFE”)	PR C	May 24, 2022	61.3%	Investment holding

Guiyang Huochebang Technology Co., Limited (“Guiyang Huochebang”)	PR C	March 11, 2014	100%	Value-added services

Guizhou Huochebang Micro-finance Co., Ltd. (“Huochebang Microfinance”)	PR C	December 20, 2016	100%	Credit solution services

Chengdu Yunli Technology Co., Ltd. (“Chengdu Yunli”)	PR C	January 21, 2011	100%	Credit solution services

Guizhou FTA Logistics Technology Co., Ltd. (“Guizhou FTA”)	PR C	January 14, 2021	100%	Research and development

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued
Description of Business—continued

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
VIEs

Guiyang Shan’en Technology Co., Ltd. (“Shan’en Technology”)	PR C	September 19, 2016	100%	Freight matching services

Jiangsu Manyun Software Technology Co. Ltd. (“Manyun Software”)	PR C	October 20, 2016	100%	Freight matching services and value added services

Nanjing Manyun Cold Chain Technology Co., Ltd (“Manyun Cold Chain”)	PR C	March 9, 2021	61.3%	Freight matching services

VIEs’ subsidiaries

Guiyang Shan’en Insurance Brokerage Co., Ltd (“Shan’en Insurance”)	PR C	May 9, 2017	100%	Insurance services

Tianjin Manyun Software Technology Co., Ltd (“Tianjin Manyun”)	PR C	November 8, 2018	100%	Freight matching services

Gui’an New District FTA Logistics Technology Co., Ltd (“Gui’an Logistics”)	PR C	November 24, 2021	100%	Freight matching services
2. PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation
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

VIE Arrangements
Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain shareholders or affiliates of the Company or other group entities (“Nominee Shareholders”). Since the Company does not have any equity interests in VIEs, in order to exercise effective control over their operations, the Company, through its wholly owned subsidiaries, Jiangsu Yunmanman, FTA Information and Yixing Manxian (collectively, the “WFOE”), entered into a series of contractual arrangements with its VIEs and their shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the VIEs and their shareholders’ equity interests in them.
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
Below is a summary of the series of contractual arrangements entered among (i) FTA Information, Shan’en Technology and its shareholders, (ii) Jiangsu Yunmanman, Manyun Software and its shareholders, and (iii) Yixing Manxian, Manyun Cold Chain and its shareholders.
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

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Cash and cash equivalents	2,474,166	2,617,594
Restricted cash—current	12,095	13,801
Accounts receivable, net of allowance	8,577	12,088
Prepayments and other current assets	1,604,354	1,501,233
Restricted cash—non-current	—	10,000
Property and equipment, net	18,449	14,422
Long-term investments	—	228,400
Intangible assets, net	106,928	95,517
Goodwill	283,256	283,256
Deferred tax assets	6,570	786
Operating lease right-of-use assets and land use rights	74,820	82,120
Other non-current assets	5,960	3,482

TOTAL ASSETS	4,595,175	4,862,699

LIABILITIES
Accounts payable	6,374	7,179
Prepaid for freight listing fees and other service fees	436,806	506,423
Income tax payable	8,082	3,032
Other tax payable	682,030	731,284
Operating lease liabilities — current	39,649	34,867
Accrued expenses and other current liabilities	883,965	1,113,559
Deferred tax liabilities	23,358	20,333
Operating lease liabilities — non-current	34,036	46,395
Other non-current liabilities	—	22,950

TOTAL LIABILITIES	2,114,300	2,486,022

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
- continued

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net Revenues	4,611,044	5,648,742	5,817,440
Net income	920,960	1,779,515	1,080,640
Net cash (used in) provided by operating activities (1)	(286,501)	615,584	137,792
Net cash used in investing activities	(815,721)	(69,854)	(240,125)
Net cash provided by (used in) financing activities	42,100	(9,000)	—

(1)	It includes cash flows used in intercompany operating activities of RMB 76,198, RMB 2,316,618 and RMB 1,703,166 for the years ended December 31, 2021, 2022 and 2023, respectively.
The VIEs contributed 99%, 84% and 69% of the Group’s consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for 13% and 12% of the consolidated total assets, and 73% and 72% of the consolidated total liabilities, respectively.
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
Loans funded by the institutional funding partners in the Group’s loan facilitation business were typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners were funded and disbursed indirectly through trusts. The trusts were invested by the Group and third-party trust companies. In March 2022, the Group terminated the consolidated trusts and assumed all liabilities in the trusts.
The borrowers were charged interests by the trusts. The Group determined that the residual profit or the guarantee represented a variable interest in the trusts through which the Group had the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As the trusts only invested in loans facilitated by the Group and the Group continued to service the loans post origination through a service agreement and had the ability to direct default mitigation activities, the Group had the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Group was considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows. There were no terms in any arrangements, considering both explicit arrangements and implicit variable interests that required the Company to provide financial support to the consolidated trusts. The assets of the consolidated trusts can only be used to settle the obligations of the consolidated trusts.
For the years ended December 31, 2021 and 202
2
, the provision for loan losses of RMB21 million
 and
RMB7 million was charged to the consolidated statements of operations and comprehensive (loss) income, respectively.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.3	Consolidated Trusts - continued

The following financial statement amounts of the consolidated trusts were included in the consolidated information of VIEs presented above and in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. There’s no balance as of December 31, 2023 and December 31, 2022 since all trusts were terminated in March 2022.

	Years ended December 31,
	2021	2022
	RMB	RMB

Net revenues	104,061	25,996
Net income	22,838	16,808

	Years ended December 31,
	2021	2022
	RMB	RMB

Net cash (used in) provided by operating activities	(13,793)	5,115
Net cash used in financing activities	(31,400)	—
The consolidated trusts contributed 2% and 0%
of the Group’s
consolidated
revenue for the years ended 2021 and 2022, respectively.

2.4	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of or
d
inary shares prior to the completion of USIPO.

2.5	Functional currency and foreign currency translation
The Group uses Renminbi as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries is RMB or USD as determined based on the economic facts and circumstances.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in foreign exchange (loss) gain of the statements of operations and comprehensive (loss) income.
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.6	Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7	Restricted cash
The Group’s restricted cash mainly consists of deposit pledged to commercial banks for payment channels, credit solutions and ETC service. Restricted cash with remaining term over one year is recorded in non-current restricted cash while others is included in current restricted cash.

2.8	Short-term investments
Short-term investments include (i) wealth management products issued by investment banks with maturities within one year; (ii) exchange traded fund products; (iii) time deposits with original maturities longer than three months but less than one year. The Group records exchange traded fund products and wealth management products at fair value at each reporting period end. Changes in fair values are included in unrealized gains (losses) from fair value changes of investments and derivative assets in the consolidated statements of operations and comprehensive (loss) income. The unrealized gains (losses) will be recorded as investment incomes (losses) when the investments are disposed.

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
Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other income or expenses of the consolidated statements of operations and comprehensive (loss) income.

2.12	Intangible assets, net
Intangible assets purchased are recognized and measured at cost upon acquisition.
Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Software	5 to 8
Trademarks	5 to 15
Platform	5
Customer relationship	10
Non-compete commitment	8

2.13	Goodwill
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.14	Long-term investments

The Group’s long-term investments include (i) equity method investments; (ii) investments in equity securities without readily determinable fair values;(iii) Investments in debt securities, (iv)long-term time deposits and (v)wealth management products with maturities more than one year.

(i)	Equity method investments
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

(ii)	Investments in equity securities without readily determinable fair values
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

(iii)	Investments in debt securities
Investments in debt securities consist of investments in preferred shares issued by private companies that are redeemable at the Group’s option with no contractual maturity date. The investments are accounted at fair value, with unrealized gains or losses, net of taxes recorded in accumulated other comprehensive income or loss. Credit-related impairment is measured as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value.
For long-term investments acquired through nonmonetary transaction, the Group initially measures the acquired investments at the fair value of the assets surrendered to obtain it or the fair value of the investments received if that fair value is more clearly evident than the fair value of the assets surrendered. A gain or loss is recognized on the exchange at an amount equal to the difference of the carrying amount of the assets surrendered and the initially cost of the investments.

(iv)	Long-term time deposits
Long-term time deposits represent deposits placed with commercial banks with maturities more than one year. The Group accounts for the long-term time deposits at amortized cost less allowance for credit losses, with interests recognized as “interest income” in the consolidated statements of operations and comprehensive (loss) income over the expected lifetime of the time deposits using the effective interest method.

(v)	Wealth management products
The wealth management products consist of product issued by commercial bank and other financial institutions with maturities greater than one year. The Group elected the fair value method at the date of initial recognition. Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income (loss) as fair value changes in investments.

2.15	Other non-current assets
Other
non-current
assets mainly consist of long-term prepayments for property and equipment, long-term deposits and long-term
interest receivable.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.16	Fair value measurement

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

2.17	Revenue recognition
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
For the years ended December 31, 2021, 2022 and 2023, RMB2,620 million, RMB3,551 million and RMB4,173 million of VAT are included in net revenues, respectively, the majority of which was generated from freight brokerage services.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.17	Revenue recognition - continued

The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. For incentives which are recorded as reduction of revenue (including deferred revenue, if any), if characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis within a given period, the amount of the cumulative shortfall is re-characterized as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. Consideration paid to customers is recorded as sales and marketing expenses if the Group receives distinct services in exchange and the consideration paid is at or below the fair value of the service received. For the years ended December 31, 2021, 2022 and 2023,
RMB87,864, RMB785 and RMB63,659
of incentives were recorded in selling and marketing expenses, respectively.
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
Freight brokerage services
The Group provides freight brokerage services to shippers registered on its platform, assisting the shippers to identify appropriate truckers and enabling truckers to receive and fulfill on-demand
requests from shippers. As a freight broker, the Group enters into a shipping contract with the shipper and a shipping contract with the trucker matched by the platform or designated by the shipper, as the case may be, to fulfill the shipping order.
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
Transaction commission
The Group charges commissions from truckers when they take orders originating from certain cities. The commission fee charged for an order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue upon the shipper and the trucker reach an agreement.
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.17	Revenue recognition - continued

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
Disaggregation of revenues
For the years ended December 31, 2021, 2022 and 2023, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams and timing of transfer of services were as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Freight matching services(1)	3,946,882	5,656,651	7,048,830
Freight brokerage-satisfied at a point of time	2,497,779	3,360,313	3,916,409
Freight listings-satisfied over time	753,031	852,380	929,353
Transaction commission-satisfied at a point of time	696,072	1,443,958	2,203,068
Value-added services(1)	710,137	1,076,993	1,387,329
Credit solutions-satisfied over time	520,086	796,356	1,001,892
Other value-added services-satisfied at a point of time	190,051	280,637	385,437

Total net revenues	4,657,019	6,733,644	8,436,159

(1)
RMB2,580 million and RMB40 million, RMB3,490 million and RMB61 million, RMB4,094 million and RMB79 million of net revenues were attributable to VAT for freight matching services and value-added services for the years ended December 31, 2021, 2022, and 2023, respectively. The VAT for freight matching services is primarily related to VAT incurred for freight brokerage services, which is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group.

Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered.
Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.17	Revenue recognition - continued
Contract balances -
continued

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly related to the freight listing services. The Group expects to recognize the majority of this balance as revenue over the next 12 to 24 months. The contract liabilities of the Group as of December 31, 2022 and 2023 are listed in the table below. The Group recognized revenues that were previously deferred as contract liabilities of RMB383,236 and RMB462,080 during the years ended December 31, 2022 and 2023, respectively.

	As of December 31,
	2022	2023
	RMB	RMB
Contract balances—current
Freight listings	435,567	502,787
Others	26,513	46,130
Contract balances —non current
Freight listings	—	22,950

Total contract balances	462,080	571,867

2.18	Cost of revenues
Cost of revenues primarily consists of VAT, related tax surcharges and other tax costs, net of the government grants, payroll and related expenses for employees involved in operating the Group’s platforms, technology service fee, and commission fee paid to third party payment platform as well as funding costs related to credit solution services.
VAT cost is primarily related to freight brokerage services, and is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The Group operates its freight brokerage business with the road transportation license obtained from the government, which requires the Group to pay VAT at a rate of approximately 9% pursuant to the relevant VAT regulations for transportation service segment. The Group receives government grants from local financial bureaus as an incentive for developing the local economy and business, which is recorded as a reduction of the VAT cost.
Gross amount of VAT and the government grants from local financial bureaus included in cost of revenues are as the following:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Gross VAT	3,510,749	4,518,878	5,271,119
Less: government grants	(1,559,814)	(1,979,581)	(2,150,109)

VAT, net	1,950,935	2,539,297	3,121,010

2.19 Sales and marketing expenses
Sales and marketing expenses consist of advertising expenses, payroll and related expenses for employees involved in sales and marketing functions and amortization of trademarks. The advertising and marketing expenses amounted to RMB125,507, RMB107,575 and RMB315,716 for the years ended December 31, 2021, 2022 and 2023, respectively.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.20	Research and development expenses

Research and development expenses primarily consist of technology infrastructure expenses related to research and development activities, payroll and related expenses for employees involved in platform development and internal-use
system support, charges for the usage of the server and computer equipment in relation to the research and development activities.

2.21	General and Administrative expenses
General and administrative expenses primarily consist of compensation costs for executive management and administrative employees, daily operating expenses and allowance for doubtful accounts.

2.22	Operating leases
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
right-of-use
(“ROU”) assets of RMB130 million,
and the
 corresponding lease liabilities of RMB 119 million on the consolidated balance sheet, with the difference reclassified from other payable and prepayments. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company’s beginning accumulated deficit, or the Company’s prior year financial statements.
Under ASC 842, the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheet at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Company’s incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. Some of the Company’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For contracts modified, the Group reassesses whether a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract.
There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. The Company determines its land use right agreement contains an operating lease of land under ASC 842. The full prepayment for the land use right is recognized as an asset and is amortized using the straight-line method over the lease term of 50 years. The weighted average remaining lease term is 48.4 years as of December 31, 2023. Amortization expense of land use rights for the year
s
ended December 31, 2022 and 2023 amounted to RMB675 and RMB1,012
, respectively
.

2.23	Share-based compensation
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.23	Share-based compensation - continued

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

2.24	(Loss) earnings per share
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
Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and restricted shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted
method; the effect of the stock options and restricted shares is computed using the treasury stock method. In addition, the Group adjusts its proportionate share of the subsidiaries’ earnings by considering the hypothetical exercise of the stock options issued by subsidiaries and settled in subsidiaries’ common shares in the calculation of income available to ordinary shareholders of the Company used in the diluted earnings per share calculation.

2.25	Government grants
Government grants include cash subsidies from local governments that the Group’s entities in the PRC are entitled to receive as incentives for operating business in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. Cash subsidies are included in other operating income or as a reduction of specific costs and expenses for which the grants are intended to compensate, and are recognized when received or when all relevant requirements have been met based on the Group’s evaluation and it is probable that the grants will be received.

2.26	Taxation
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.26	Taxation - continued

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statement, net loss carrying forward and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive (loss) income in the period of the enactment of the change.

2.27	Segment reporting
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

2.28	Comprehensive (loss) income
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

2.29	Recent accounting pronouncements
Recently issued accounting pronouncements not yet adopted
On November 27, 2023, the FASB issued ASU
2023-07,
under which all public entities that are required to report segment information in accordance with Topic 280 are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU
2023-07
are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.29	Recent accounting pronouncements - continued

Recently issued accounting pronouncements not yet adopted - continued
On December 14, 2023, the FASB issued ASU
2023-09, which
establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC
740-10-50-12
to require a public business entity to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If the public business entities is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, public business entities that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC
740-10-50-12A,
which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: 1. State and local income tax, net of federal (national) income tax effect, 2. Foreign tax effects, 3. Effect of changes in tax laws or rates enacted in the current period, 4. Effect of cross-border tax laws, 5. Tax credits, 6. Changes in valuation allowances, 7. Nontaxable or nondeductible items, 8. Changes in unrecognized tax benefits. Public business entities must apply the ASU’s guidance to annual periods beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

2.30	Convenience translation
The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of the consolidated balance sheet, consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of
US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S as of December 29, 2023.

3.	FAIR VALUE MEASUREMENTS
The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, receivables, short-term investments, prepayments and other current assets, loan receivables, payables and amounts due to related parties, except for those subject to fair value measurement, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, investments in debt securities, long-term time deposits, wealth management products with maturities more than one year and long-term receivables, except for those subject to fair value measurement, approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.
As of December 31, 2022 and 2023, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at a fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31, 2022	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Exchange traded fund products	700,623	—	700,623	—
Wealth management products	483,807	—	483,807	—

3.	FAIR VALUE MEASUREMENTS - continued

As of December 31, 2023	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Wealth management products	1,111,873	—	1,111,873	—
Investments in debt securities	830,966	—	—	830,966
The fair value of wealth management products and exchange traded fund products are the suggested redemption price provided by the investment bank that sells such financial products. They are observable and market-based inputs but not quoted prices in active markets for identical assets. The total gain recognized for change in fair values are RMB23,967 and RMB12,938 for the years ended December 31, 2021 and 2023, respectively. And the total loss recognized for change in fair values is RMB63,390 for the year ended December 31, 2022.
Key assumptions used in determining the fair values of stock options include expected volatility, risk-free interest rate (per annum), exercise multiples, and fair values of underlying ordinary shares. (see note 17)
The investments in debt securities recorded in long-term investments are investments in redeemable preferred shares that are redeemable at the Group’s option (see note 9). These investments in private companies are classified as Level 3 in fair value hierarchy and measured by market approach or income approach using various unobservable inputs. The market approach takes into consideration several factors including but not limited to market multiple and discount of lack of marketability. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. These factors are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on fair values.
The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurement of fair value. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group’s equity investments without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative under ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities, (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. During the year ended December 31, 2021, the Group determined that certain of its equity investments were impaired based on future cash flows projection and recorded impairment charges of RMB111,567. During the years ended December 31, 2022 and 2023, the Group did not recognize any impairment loss relating to its equity investments.
Certain
non-financial
assets are measured at fair value on a nonrecurring basis, including property and equipment, goodwill, intangible assets and operating lease right-of-use
assets and land use rights, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other assumptions to the discounted cash flow valuation methodology. During the years ended December 31, 2021, 2022 and 2023, the Group did not recognize any non-financial
assets impairment.

4.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Time deposits	19,902,659	11,082,298
Wealth management products	483,807	434,006
Exchange traded fund products	700,623	—

Total Short-term investments	21,087,089	11,516,304

5.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related
expected credit loss
provision as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Trade receivable	18,439	27,800
Less: allowance for expected credit losses	(5,424)	(4,382)

Total accounts receivable, net	13,015	23,418

Movement of
the expected credit loss
 provision for accounts receivable is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	(63,173)	(3,713)	(5,424)
Reversal (provision) for expected credit losses	5,213	(2,054)	360
Write-off	54,247	343	682

Balance at end of year	(3,713)	(5,424)	(4,382)

The Group performs ongoing credit evaluation of its customers, and assesses allowance for expected credit losses based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers.

6.	LOANS RECEIVABLE, NET
The following table presents loan principal and accrued interests as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Loans receivable	2,750,808	3,675,492
Less: allowance for loan losses	(102,359)	(154,420)

Loans receivable, net	2,648,449	3,521,072

6.	LOANS RECEIVABLE, NET - continued

The following table presents the aging of loans as of December 31, 2022 and 2023:

	0-30 days past due	31-60 days past due	61-90 days past due	Over 90 days past due	Total amount past due	Current	Total loans
December 31, 2022 (RMB)	31,206	21,398	20,817	60,353	133,774	2,617,034	2,750,808
December 31, 2023 (RMB)	39,609	21,041	17,651	81,659	159,960	3,515,532	3,675,492
Movement of allowance for loan losses is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	(40,401)	(65,117)	(102,359)
Provisions for loan losses	(97,658)	(194,272)	(234,599)
Write-off	72,942	157,030	182,538

Balance at end of year	(65,117)	(102,359)	(154,420)

Loans receivable is recorded as receivable, reduced by an allowance for estimated losses as of the balance sheet date.
Interest on loans receivable is accrued and credited to revenue as earned.
The Group does not record any interest revenue on an accrual basis for the loans that are past due for more than 90 days. As of December 31, 2022 and 2023, the nonaccrual loan receivable (those over 90 calendar days past due excluding loans that were over 180 days past due and therefore charged off) was RMB54 million and RMB69million, respectively and the net nonaccrual loan receivable after deducting the provision was RMB1.9 million and RMB1.7 million, respectively. Loans are returned to accrual status if they are brought to non-delinquent
status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s

judgment, will continue to make periodic principal and interest payments as scheduled. The
Group
determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment.
In the years ended December 31, 2021, 2022 and 2023, the Group recorded RMB98 million, RMB194 million and RMB235 million of provision net with recoveries to loans receivables, respectively. The allowance for loan losses is determined at a level the Group believes to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date, primarily based on the Group’s historical delinquency rate, days past due and other risk characteristics on a portfolio basis.
The Group writes off the loans receivables that are past due for more than 180 days as they are not considered collectible based on the Group’s historical experiences.

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
Government grants receivable (1)	1,393,658	1,279,838
Funds receivable from third party payment channels	129,325	129,224
Advance to suppliers	81,530	291,413
Interest receivable	248,541	158,197
VAT recoverable and prepaid income taxes	145,423	127,097
Others	35,950	64,011

Total	2,034,427	2,049,780

(1)	Government grants receivable represents the government grants from local governments to incentivize the freight brokerage service.

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2023
	RMB	RMB
Furniture, fixtures and equipment	74,515	64,977
Motor vehicles	4,503	5,959
Leasehold improvement	68,354	74,698
Office building	63,000	63,000
Construction in progress	5,424	89,042
Total cost	215,796	297,676
Less: Accumulated depreciation	(106,972)	(103,100)

Property and equipment, net	108,824	194,576

Depreciation expenses related to property and equipment were RMB17,465, RMB25,826 and RMB15,440 for the years ended December 31, 2021, 2022 and 2023, respectively.

9.	LONG-TERM INVESTMENTS
The following table summarizes the Group’s balances of long-term investment
s
:

	As of December 31,
	2022	2023
	RMB	RMB

Long-term t ime deposits (1)	—	8,540,152
W ealth management products (2)	—	677,867
Equity method investments
Guizhou Yushi Digital Venture Capital Partnership (“Yushi Fund”) (3)	317,363	315,947
Others	—	2,349

Subtotal	317,363	318,296

Equity investments without readily determinable fair value s
Plus Automation, Inc (“Plus (US)”) (4)	—	648,458
Plus Corp (“Plus”) (4)	1,100,407	—
Jiayibingding (Beijing) E-commerce Limited (“JYBD”) (5)	350,000	—
Others	6,500	60,000

Subtotal	1,456,907	708,458

Investments in debt securities
Plus PRC Holding Ltd. ( “Plus (CN)”) (4)	—	471,725
Jiayibingding (Beijing) E-commerce Limited (“JYBD”) (5)	—	352,741
Others	—	6,500

Subtotal	—	830,966

Total long-term investments	1,774,270	11,075,739

(1)
The Group’s long-term time deposits are time deposits placed with banks with remaining maturities more than one year, and those matured date within one year is included in short-term investments. As of December 31, 2023, the Group’s long-term time deposits were primarily denominated in USD, and they will be matured in 2025 at the amount equivalent to RMB8,371,752, with the remaining will be matured in 2026. The accrued and unpaid interests of the Group’s long-term time deposits at the amount of RMB184,829 was included in other non-current assets.

(2)
As part of the Group’s cash management program, the Group invested in certain wealth management products issued by financial institutions. These wealth management products were with maturity of over one year, or can be redeemed through advance notice. As the Group intended to hold the investments for long term, all the wealth management products were classified as long-term investments and measured at fair value, and will be reclassified to short-term investments when their matured date becomes within one year.

9.	LONG-TERM INVESTMENTS - continued

(3)
Yushi fund (formerly known as Guizhou Fubao Digital Venture Capital Partnership) is a private equity fund incorporated in Guizhou, the PRC. The Group, as a limited partner, acquired 72.58% equity interest of the fund with a cash consideration of RMB323 million in 2021. The Group accounts for the investment as an equity method investment as it has significant influence over but
 does not own a controlling financial interest in the fund.

(4)
Plus is a technology company devoted to the development of commercial vehicle autonomous driving technology. As of December 31, 2022, the Group made a total investment of US$158 million for preferred shares of Plus, representing 28.85% equity interest on an as-if converted basis
 and 56.15% voting rights. However, the Group ha
d
 no control over Plus as it ha
d
 no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus. As the preferred shares were
not in substance common stock due to the liquidation preference and other preferential rights and ha
d
 no readily determinable fair value, the Group ha
d
 accounted for its investment in Plus as an equity investment without readily determinable fair value.

In the third quarter of 2023, Plus conducted a restructuring to split its business between PRC and United States. As a result of the restructuring, the Group’s investment in Plus has been converted to the investment of preferred shares of Plus (CN) and Plus (US). The exchange was accounted for as a nonmonetary transaction, and the acquired preferred shares of Plus (CN) and Plus (US), valued at approximately US$66.6 million and
 US$91.6
million, were recorded in long-term investments as a non-cash investing activity. The exchange gain was reflected in investment income in the consolidated statements of operations and comprehensive (loss) income. The Company has involved an independent valuation firm for the valuation of the share exchange transaction.
As of December 31, 2023, the investment in preferred shares of Plus (US) amounted to approximately
 US$91.6 million, representing 19.83% equity interest
on an as-if converted basis
and 1.23%
voting rights of Plus (US). As the investment in preferred shares in Plus(US) are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in Plus (US) as an equity investment without readily determinable fair value.
As of December 31, 2023, the investment in preferred shares of Plus (CN) amounted to approximately
US$66.6 million, representing 51% equity interest

on an as-if converted basis
 and 61.88% voting rights. However, the Group has no control over Plus (CN) as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus (CN). As the preferred shares held by the Group are redeemable merely by passage of time and are redeemable at the option of the Group, the Group accounted for its investment in Plus (CN) as available-for-sale
investment in debt security which is measured at its fair value with the change of fair value recognized as other comprehensive income.

The fair value of the Group’s investment in Plus (CN) as at December 31, 2023 approximates the fair value as at the completion date of the exchange transaction, therefore no fair value change was recognized as other comprehensive income for the year ended December 31, 2023.

(5)
JYBD is an E-commerce platform selling products related to vehicle maintenance and modification. As of December 31, 2022, the total investment in preferred shares of JYBD amounted to
 RMB350
million, representing
 24.37%
equity interest on an as-if converted basis. As the preferred shares were not in substance common stock due to the liquidation preference and other preferential rights and had no readily determinable fair value, the Group accounted for its investment in JYBD as an equity investment without readily determinable fair value as of December 31, 2022.

In the fourth quarter of 2023, the Group’s investment in JYBD became redeemable within the control of the Group and was therefore reclassified to investment in available-for-sale debt security, and the investment was then measured at its fair value with the change of fair value recognized as other comprehensive income. The difference between the fair value of the new instrument and the carrying value of the Group’s investment in JYBD as at the reclassification date was reflected in investment income in the consolidated statements of operations and comprehensive (loss) income, and was not material. The fair value of the Group’s new instrument in JYBD as at December 31, 2023 approximates the fair value as at the reclassification date, therefore no fair value change was recognized as other comprehensive income for the year ended December 31, 2023.

10.	INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Software	46,961	52,657
Trademarks	621,856	621,856
Platform	24,000	24,000
Customer relationship	18,000	18,000
Non-compete commitment	40,000	40,000
Less: Accumulated amortization	(248,396)	(306,609)

Intangible assets, net	502,421	449,904

Amortization expenses related to intangible assets were RMB49,957, RMB61,842 and RMB58,290 for the years ended December 31, 2021, 2022 and 2023, respectively.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
2024	58,014
2025	56,048
2026	54,377
2027	53,737
2028	52,449
Thereafter	175,279

Total	449,904

11.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits	2,000	1,000
Prepayment for property and equipment	6,427	25,841
Long term interest receivable	—	184,829

Total	8,427	211,670

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
Advance from shippers and truckers (1)	778,247	949,981
Salaries and welfare payables	338,281	349,966
Deposit from truckers for value added services	23,421	23,243
Accrued rental and other service fees	80,667	133,149
Accrual for construction in progress	27,505	55,743
Accrued liabilities for settlement in principle of class actions	—	72,598
Proceeds prepaid by investors of a subsidiary	—	90,000
Others	53,039	48,565

Total	1,301,160	1,723,245

(1)	Representing the refundable prepayments from shippers and truckers for future shipping arrangements under freight brokerage services and value-added services.

13.	MEZZANINE EQUITY
To develop its cold chain logistics business, in May 2022, the Company established Smart Cold Chain Freight Limited (“Smart Cold Chain”) in Cayman Islands. Manyun Cold Chain, a former subsidiary of the Group’s VIE, becomes a consolidated VIE of Smart Cold Chain through a reorganization under common control whereby the beneficial owners’ interests in Manyun Cold Chain were exchanged into the convertible redeemable preferred shares of Smart Cold Chain at the same percentage. As the redemption of Smart Cold Chain’s preferred shares is not solely within the Group’s control, the non-controlling interests previously recorded for Manyun Cold Chain were reclassified as redeemable non-controlling interests at the carrying amount of

RMB73,980,
which approximated the fair value of convertible redeemable preferred shares on the issuance date. After the completion of the reorganization, Smart Cold Chain issued additional

12,498,880
convertible redeemable preferred shares to investors for a total consideration of RMB71 million in 2022.
In 2023, Smart Cold Chain issued 7,259,939 convertible redeemable preferred shares to certain investors for a total consideration of RMB112 million. Concurrently, three other investors agreed and were obliged to subscribe fixed numbers of convertible redeemable preferred shares once they complete the necessary registration for outbound investment. As of December 31, 2023, Smart Cold Chain received RMB90 million prepayment from such investors which was recorded in accrued expenses and other current liabilities.
The Company uses interest method to accrete the carrying value of the redeemable non-controlling interests to their maximum redemption price as if redemption were to occur at the end of the reporting period. The change in redemption value is recorded as measurement adjustment attributable to redeemable non-controlling interests in the consolidated statement of operations and comprehensive (loss) income. For the years ended December 31, 2022 and 2023, measurement adjustment attributable to redeemable non-controlling interests at the amount of RMB4,599 and RMB15,457 were recognized respectively.

14.	ORDINARY SHARES AND TREASURY SHARES

In 2021, prior to the completion of USIPO, the Company repurchased 177,267,715 Class A ordinary shares from certain shareholders of the Group with an aggregate consideration of RMB1,077,505. The repurchases resulted in a reduction of ordinary shares by RMB12, a reduction of APIC by RMB1,038,564 and compensation expenses of RMB38,929 for the excess of the repurchase prices over the fair values of the ordinary shares repurchased as of the respective repurchase dates.
On June 22, 2021, upon the completion of USIPO, 1,650,000,000 Class A ordinary shares were issued to the public investors and 210,526,314 Class A ordinary shares were issued in the concurrent private placement. Total proceeds of the issuance were RMB11,059,043, net of the issuance cost. On the same date, all convertible redeemable preferred shares were converted into ordinary shares.
In 2021, 866,230,796 stock options were exercised into ordinary shares by employees, of which 351,972,260 were Class A ordinary shares and 514,258,536 were Class B ordinary shares. The Company repurchased 169,834,500 Class B ordinary shares for tax purpose upon the exercise of options, which resulted in a reduction of ordinary shares by RMB11 and a reduction of APIC by RMB626,431.
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
On July 6, 2022, the Company repurchased
 and cancelled
an aggregate of 259,095,756 Class A ordinary shares for an aggregate consideration of RMB822,373, based on the market closing price of Class A ordinary shares on July 5, 2022, which resulted in a reduction of ordinary shares by RMB17 and a reduction of APIC by RMB822,356.
In 2022, 318,299,998 stock options were exercised into ordinary shares by employees, of which 112,209,998 were Class A ordinary shares and 206,090,000 were Class B ordinary shares. The Company repurchased 710,080 Class A ordinary shares and 91,165,500 Class B ordinary shares for tax purpose upon the exercise of options, which resulted in a reduction of ordinary shares by RMB6 and a reduction of APIC by RMB257,891. In addition, 1,121,670,655 Class B ordinary shares were reclassified into the same number of Class A ordinary shares during 2022.
In 2023, the Company repurchased 455,039,640 Class A ordinary shares from the open market with an aggregate purchase price of
US
$147,689 including commission under the share repurchase program. The repurchased shares were recorded in the treasury shares account using cost method upon repurchase. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in
capital and retained earnings. In 2023, 201,197,520 Class A ordinary shares were retired, which resulted in a reduction of ordinary shares by RMB 14 and a reduction of APIC by RMB 439,354.
In
2023, 131,869,359 stock options were exercised into class A ordinary shares by employees. The Company repurchased 14,166,880 Class A ordinary shares for tax purpose upon the exercise of options,
which resulted in a decrease of ordinary shares by RMB1 and a reduction of APIC by RMB35,046. In addition, 185,179,040 Class B ordinary shares were reclassified into the same number of Class A ordinary shares during the year ended December 31, 2023.

15.	INCOME TAXES
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

15.	INCOME TAXES - continued

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

Software enterprises encouraged by the
PRC government
(“Software Enterprise”) will be exempted from corporate income tax from the first to the second year from the profit-making year and will be subject to corporate income tax at a half statutory tax rate of 25% from the third to the fifth year. An enterprise enjoying the tax incentive of Software Enterprise adopts the method of “self assessment, declaration of incentives enjoyed, retention of the relevant materials for future inspection”.
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 200% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”).
The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the Ministry of Finance and State Taxation Administration announced to implement the policy of raising pre-tax deduction ratio for R&D expense from 175% to 200% for eligible industry enterprises on a long-term basis starting from January 1, 2023.
Income (loss) by tax jurisdictions:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net income from PRC operations	56,957	1,047,102	1,760,139
Net (loss) income from non-PRC operations	(3,697,294)	(539,167)	573,758

Total net (loss) income before tax	(3,640,337)	507,935	2,333,897

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	27,018	131,186	227,415
Deferred tax benefits	(12,827)	(35,151)	(120,611)

Total	14,191	96,035	106,804

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years ended December 31,
	2021	2022	2023
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect of different tax rates of entities operating in other jurisdictions	0.96%	(5.15%)	(9.38%)
Preferential tax rates	0.00%	0.00%	(3.69%)
PRC Withholding taxes	(0.44%)	5.73%	2.79%
Expenses/losses not deductible for tax purposes	(0.91%)	4.02%	0.07%
Research and development expenses super deduction	2.65%	(24.39%)	(6.86%)
Share-based compensation cost not deductible for tax purposes	(26.36%)	45.24%	4.73%
True up	(0.04%)	(1.24%)	(7.07%)
Effect of change of valuation allowance	(1.25%)	(30.30%)	(1.01%)

Effective tax rate	(0.39%)	18.91%	4.58%

15.	INCOME TAXES - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
—Advertising and business promotion expenditure	11,571	5,260
—Impairment loss	177,368	177,368
—Allowance for expected credit losses	58,843	69,076
—Accrued expense	10,891	142,878
—Net loss carrying forward	423,025	363,929
—Others	12,402	9,555
Less: valuation allowance	(652,610)	(618,985)

Net deferred tax assets	41,490	149,081

Deferred tax liabilities
—Identifiable intangible assets from business combination	121,611	108,591

Total deferred tax liabilities	121,611	108,591

Movement of valuation allowance

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	747,354	811,324	652,610
Addition (reversal)	63,970	(158,714)	(33,625)

Total	811,324	652,610	618,985

As of December 31, 2022 and 2023, the Group had net loss carry ing
forward of approximately RMB1,692 million and RMB1,456 million, which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC, respectively. The losses expired were approximately RMB23 million, RMB3 million and RMB39 million during the years ended December 31, 2021, 2022 and 2023, respectively, and were provided full valuation allowances in prior years. The remaining loss carry ing
forward will expire during the period from 2024 to 2032.
In assessing the ability to realize the deferred tax assets, the Group has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.
The Group believes that for most of its entities, it is more likely than not that the net accumulated losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided a valuation allowance of RMB
653
 million and RMB

 million for these entities’ deferred tax assets as of December 31, 2022 and 2023, respectively.

15.	INCOME TAXES - continued

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
The CIT law also imposes a withholding income tax of 10%
on dividends distributed by an foreign investment enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than
5
% (if the foreign investor owns directly at least
25
%
of the shares of the FIE). No deferred tax liability has been recognized for the undistributed profits of PRC subsidiaries as the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested indefinitely.
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

16.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2021, 2022 and 2023, other than disclosed elsewhere, the Group had the following material related party transactions and balances.
The table below sets forth the major related parties and their relationships with the Group:

Related Party	Relationship with the Group
JYBD	An affiliate of the Group
Plus	An affiliate of the Group
Plus(US)	An affiliate of the Group
Plus(CN)	An affiliate of the Group
Dai WJ Holding limited (DWJ)	An entity controlled by a shareholder of the Group
Liu XF Holdings Limited (LXF)	An entity controlled by a shareholder of the Group
Tang TG Holdings Limited (TTG)	An entity controlled by a shareholder of the Group
Geng XF Holding Limited (GXF)	An entity controlled by a shareholder of the Group
For the years ended December 31, 2021, 2022 and 2023, services provided to related parties were nil, RMB300 and RMB104, respectively:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Value-added service revenue from JYBD	—	300	104

Total	—	300	104

16.	RELATED PARTY TRANSACTIONS - continued

For the years ended December 31, 2021, 2022 and 2023, services provided by related parties were RMB12,500, RMB7,500 and nil, respectively:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Service fee to JYBD	12,500	7,500	—

Total	12,500	7,500	—

As of December 31, 2022 and 2023, amounts due to related parties were RMB122,152 and nil, respectively, and details are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Current liabilities:
Consideration payable for repurchase of ordinary shares from DWJ	62,953	—
Consideration payable for repurchase of ordinary shares from LXF	17,412	—
Consideration payable for repurchase of ordinary shares from TTG	27,858	—
Consideration payable for repurchase of ordinary shares from GXF	13,929	—

Total	122,152	—

In addition, the Group has made equity or debt investments to related parties during the years ended December 31, 2021, 2022 and 2023. The agreements for equity or debt investments were entered into by the parties involved and conducted on fair value basis. These transactions with related parties were included in Note 9.

17.	SHARE-BASED COMPENSATION
Employee options
In November 2018, the Company adopted the 2018 Incentive Compensation Plan (“2018 Plan”). As of December 31, 2022 and 2023, the Company granted in total of 2,300,588,991 share options under the 2018 Plan. The options granted will expire in ten years from the date of grant.
In April 2021, the board approved the 2021 Incentive Compensation Plan (“2021 Plan”). As of December 31, 2022 and 2023, 813,513,695 and 986,820,279 share options were granted under 2021 Plan, respectively. The options granted will expire in ten years from the date of grant.
During the year ended December 31, 2022, 285,050,115 options were granted to employees under the 2021 Plan, of which 207,458,573 options were vested immediately upon grant while 71,251,482 and 6,340,060 were subject to a four-year and one-year
service condition, respectively.
During the year ended December 31, 2023, 173,306,584 options were granted to employees under the 2021 Plan,
and
 all options were subject to a four-year
or

one-year
service condition.

17.	SHARE-BASED COMPENSATION - continued
Employee options
- continued

The following table summarized the activities of the Group’s share options classified as equity:

	Number of options	Weighted average exercise price per share	Weighted average remaining contract life	Weighted average grant date fair value per share	Aggregate intrinsic value
		US$		US$	US$
Outstanding at December 31, 2022	377,059,533	0.000010	8.23	0.4874	150,820
Granted	173,306,584	0.000010		0.3553
Exercised	(131,869,359)	0.000010		0.5082
Forfeited	(20,070,480)	0.000010		0.4841

Outstanding at December 31, 2023	398,426,278	0.000010	8.25	0.4233	139,644

Vested and expected to vest at December 31, 2023	398,426,278	0.000010	8.25	0.4233	139,644

Exercisable at December 31, 202 3	77,187,431	0.000010	6.71	0.3453	27,053

The unrecognized compensation costs related to unvested options is RMB782 million as of December 31, 2023. It is expected to be recognized over a weighted-average period of 2.1 years.
In determining the fair value of the stock options, the Company applied the binomial option pricing model before the completion of its USIPO in June 2021 and the Black-Scholes model for the options granted thereafter. The change of valuation model does not result in any difference in valuation results as the exercise price of the options granted is significantly below the spot price (deemed as “deep in the money”) and the fair value of the options approximates the closing price of the ordinary shares on the grant date. The key assumptions used to determine the fair value of the options for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Years ended December 31,
	2021	2022	2023
Expected volatility	37.2%~38.1%	35.2%~44.2%	36.7%~38.7%
Risk-free interest rate (per annum)	1.00%~1.96%	1.44%~3.97%	3.40%~4.89%
Exercise multiples	2.8 (1)	2.8 (1)	2.8 (1)
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	$0.370~1.050	$0.302~0.461	$0.290~0.400
Fair value of share option	$0.370~1.050	$0.302~0.461	$0.290~0.400

(1)	Exercise multiples defines the early exercise strategy of the grantees and only applies to binomial option pricing model.
The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. Prior to the completion of USIPO, the Group determined the fair value of ordinary shares underlying each share option granted based on estimated equity value and allocation of it to each element of its capital structure. After the completion of USIPO in June 2021, the Group uses the stock market closing price as the fair value of the ordinary shares. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.
For the years ended December 31, 2021, 2022 and 2023, share-based compensation expenses of RMB3,837,913, RMB896,982 and RMB419,551 were recognized in connection with options granted, respectively.

17.	SHARE-BASED COMPENSATION - continued

Subsidiary’s Plan
The Group acquired Beijing Bang Li De Network Technology Co., Ltd. (“TYT”), a private company, in December 2021. Upon the completion of the acquisition, ordinary shares held by non-controlling
interest holders, who are also management of TYT, are restricted and subject to a four-year vesting period since July 1, 2022.

	Number of restricted shares	Weighted average grant date fair value per share
		RMB
Unvested at December 31, 2022	968,198	99.91
Vested	(242,049)	99.91

Unvested at December 31, 2023	726,149	99.91

The Group recorded nil, RMB22,273, RMB21,282 share-based compensation expenses for the year
s
ended
December 31, 2021, 2022 and 2023, respectively.
In 2023, Smart Cold Chain, the subsidiary of the Group adopted share incentive plan to grant options to certain employees of Smart Cold Chain. The awards are vested immediately, or subject to
a
one-year,
three-year
or
four-year
service condition. During the year ended December 31, 2023, the subsidiary granted 471,550 options, of which 44,504 options were vested immediately upon grant while 427,046 were subject to a one-year to four-year service condition. The subsidiary recorded
RMB

share-based compensation for year ended December 31, 2023.
Share-based compensation for all share options and restricted shares
The Group recorded share based compensation expense of RMB3,837,913, RMB919,255 and RMB441,827 for the years ended December 31, 2021, 2022 and 2023, respectively, which were classified in the accompanying consolidated statements of operations and comprehensive (loss) income as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	3,728,421	809,194	297,469
Selling and marketing expense	56,975	39,771	55,503
Research and development expense	48,777	63,884	80,279
Cost of revenues	3,740	6,406	8,576

Total	3,837,913	919,255	441,827

18.	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2021, 2022 and 2023:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator
Net (loss) income available to Full Truck Alliance Co. Ltd.	(3,654,448)	406,762	2,212,888
Deemed dividend	(518,432)	—	—
Net (loss) income available to ordinary shareholders—basic	(4,172,880)	406,762	2,212,888
Dilutive effect arising from stock options of a subsidiary	—	—	(23)

Net (loss) income available to ordinary shareholders—diluted	(4,172,880)	406,762	2,212,865
Denominator
Weighted average number of ordinary shares outstanding—basic	13,445,972,280	21,517,856,981	21,111,924,886
Adjustments for dilutive share options of the Group	—	61,759,408	50,426,575

Weighted average number of ordinary shares outstanding—diluted	13,445,972,280	21,579,616,389	21,162,351,461
(Loss) earnings per share—basic	(0.31)	0.02	0.10

(Loss) earnings per share—diluted	(0.31)	0.02	0.10

Diluted (loss) earnings per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. The restricted shares issued by the Group’s subsidiary were not considered in the calculation of diluted (loss) earnings per share as their effect would have been anti-dilutive. In addition, for the year ended December 31, 2021, 428,577,773 share options of the Company were excluded from the computation of diluted (loss) earnings per share as their effects would have been anti-dilutive.
Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the (loss) earnings per share calculation. Basic and diluted (loss) earnings per share are the same for each Class A ordinary share and Class B ordinary share.

19.	Operating Leases

The Group leases office space under
non-cancellable
operating lease agreements that expire at various dates through December 2026. The Group also purchased a land use right, which expires at April 2072. The prepayment for land use right is included in right-of-use
assets and amortized over the period of the land use right (see note 2.22). As the Group incurs no lease liability in relation to the land use right, the amounts related to land use right are excluded from the following disclosure.
Supplemental information related to leases and location within the consolidated balance sheet are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease right-of-use assets	82,055	85,934
Current operating lease liabilities	44,590	37,758
Non-current operating lease liabilities	35,931	46,709

Total operating lease liabilities	80,521	84,467

Weighted average remaining lease term (in years)	2.30	2.86
Weighted average discount rate	4.6%	3.8%

	Year ended December 31,
	2022	2023
	RMB	RMB
Lease cost*:
Operating fixed lease cost	16,289	13,218
Lease cost related to short-term leases not capitalized	8,869	9,243

Total lease cost	25,158	22,461

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2023 is as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in measurement of liabilities*:
Operating cash flows payment from operating leases	12,604	12,451
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	2,796	7,998
Right-of-use assets increased due to lease modification:
Operating leases	—	33,987
As of December 31, 2023, the maturities of lease liabilities in accordance with ASC 842 in each of the following years are as follows:

Total operating lease
RMB
2024	38,489
2025	29,185
2026	21,207

Total minimum lease payments*	88,881
Less: amount representing interest	(4,414)

Present value of minimum lease payments	84,467

*
The lease agreement of the Group’s headquarter office is subsidized and paid by a local government authority subject to certain performance targets which the Group met for the past years and believes it will continue to meet for the remaining lease period. RMB81,147 of the lease liabilities included above will be paid by the subsidies. The above lease cost and operating cash flows from operating leases are presented net of the subsidy impact.

20.	EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB217,783, RMB315,179 and RMB332,402 for the years ended December 31, 2021, 2022 and
20
23, respectively, which are recorded in expenses based on the function of employees.

21.	RISKS AND CONCENTRATIONS
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term time deposits and wealth management products, which are placed with financial institutions with high-credit ratings and quality.
Foreign currency risk
RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term time deposits and wealth management products of the Group included an aggregated amount of RMB5,298,304 and RMB6,648,474 as of December 31, 2022 and 2023, respectively.

22.	RESTRICTED NET ASSETS
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
As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2022 and 2023, the total of restricted net assets was RMB18,981,392 and RMB20,667,864, respectively.

23.	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB46 million and RMB328 million as of December 31, 2022 and 2023, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

23.	COMMITMENTS AND CONTINGENCIES - continued

Contingencies
On July 7, 2021, the Group, together with certain of its current and former directors and officers and others, were named as defendants in a putative shareholder class action lawsuit filed in the Supreme Court of the State of New York. Since then, two additional class actions have been filed in the Eastern District of New York and the Supreme Court of the State of New York. The class actions are brought on behalf of a putative class of persons who purchased or acquired the Group’s securities pursuant or traceable to the Group’s US IPO. All the complaints allege violations of Sections 11 and 15 of the Securities Act of 1933 based on allegedly false and misleading statements or omissions in the Group’s Registration Statement issued in connection with the US IPO for the disclosure of CRO’s review. On September 17, 2023, the Company entered into a binding term sheet that agrees in principle to settle both of the class action lawsuits described above. On or around February 27, 2024, the Company and other parties to the lawsuits executed a stipulation of settlement that resolves the lawsuits for $
10.25

million. On March 8, 2024, the parties submitted the stipulation to the Supreme Court of the State of New York and the Court preliminarily approved the settlement on April 3, 2024. The settlement amount is an all-in amount that covers all attorneys’ fees, administrative costs, expenses, class member benefits, class representative awards, and costs of any kind associated with the resolution of the lawsuits. By agreeing to settle the lawsuits, the Company does not admit any allegations in the lawsuits or violation of any law or regulations. The settlement is still subject to final approval by the Court and various customary conditions. There can be no assurance that a settlement will be finalized and approved on the terms to which the parties currently agreed or at all. The Group accrued the provision for settlement in principle in “General and administrative expenses” in the consolidated statements of operations and comprehensive (loss) income. As of December 31, 2023, the balance of accrued settlement relating to class action lawsuits amounted to R
MB72,598
and was
recorded in “Accrued expenses and other current liabilities”. The amount has been paid as of April 15, 2024.
The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

24.	SUBSEQUENT EVENT
In February 2024, the Company entered into a loan agreement with plus (CN), under which the loan principal amount is US$3,500 with an original term of two months, which was further extended to four
months, and the interest rate is 12% per annum. In April 2024, an additional loan agreement were entered by the same parties, the loan principal amount is US$1,500 with a term of two months and the interest rate is 12% per annum.
On
March 13, 2024
, the Board of Directors approved to extend the term of the share repurchase program such that the Company may repurchase up to approximately US$
300
million through March 12, 2025. The Company expects to fund the repurchases with its existing cash balance.
On March 13, 2024, the Board of Directors declared an annual cash dividend for the year ended December 31, 2023, of US$0.0072 per ordinary share, or US$0.1444 per American depositary shares to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend is expected to be approximately
 US$150
million. Cash dividends are expected to be paid to holders of the Company’s American depositary shares around

April 19, 2024,
subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	273,112	59,957	8,445
Short-term investments	16,581,019	9,377,702	1,320,822
Prepayments and other current assets	193,771	279,541	39,373

Total current assets	17,047,902	9,717,200	1,368,640
Investment in and amount due from subsidiaries/VIEs	15,678,895	19,491,063	2,745,258
Long-term investments	1,100,407	6,415,971	903,671
Other non-current assets	—	121,280	17,082

Total non-current assets	16,779,302	26,028,314	3,666,011

TOTAL ASSETS	33,827,204	35,745,514	5,034,651

LIABILITIES
Accounts payable	2	—	—
Amounts due to related parties	122,152	—	—
Income tax payable	18,303	24,952	3,514
Other tax payable	—	8,932	1,258
Accrued expenses and other current liabilities	29,514	107,124	15,089

TOTAL LIABILITIES	169,971	141,008	19,861

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 18,919,468,156 and 19,021,152,078 shares issued, 18,919,468,156 and 18,767,309,958 shares outstanding as of December 31, 2022 and 2023, respectively)	1,222	1,229	173
Class B Ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 2,317,044,668 and 2,131,865,628 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	155	142	20
Treasury stock , at cost	—	(608,117)	(85,651)
Additional paid-in capital	47,758,178	47,713,985	6,720,374
Accumulated other comprehensive income	2,511,170	2,897,871	408,157
Accumulated deficit	(16,613,492)	(14,400,604)	(2,028,283)

TOTAL SHAREHOLDERS’ EQUITY	33,657,233	35,604,506	5,014,790

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	33,827,204	35,745,514	5,034,651

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
(LOSS) INCOME
(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cost and operating expenses	(3,959,299)	(1,033,444)	(526,819)	(74,201)
Interest income	153,749	326,699	771,606	108,678
Investment (loss) income	(379)	23,405	52,177	7,349
Unrealized gains (loss) from fair value changes of investments	18,333	(39,131)	12,852	1,810
Other income, net	2,277	228,955	116,546	16,416
Impairment loss and others	(46,625)	(1,646)	1,152	162
Equity in losses of equity investees	(5,696)	—	—	—
Income tax expenses	(14,090)	(96,032)	(93,914)	(13,228)
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	197,282	997,956	1,879,288	264,694

Net (loss) income	(3,654,448)	406,762	2,212,888	311,680

Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	(533,657)	1,972,520	386,701	54,466

Total comprehensive (loss) income	(4,188,105)	2,379,282	2,599,589	366,146

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY CONDENSED
STATEMENTS OF CASH FLOWS
(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net (loss) income	(3,654,448)	406,762	2,212,888	311,680
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	(197,282)	(997,956)	(1,879,288)	(264,694)
Share-based compensation	3,628,602	919,255	419,551	59,093
Modification of share options	209,311	—	—	—
Equity in loss of unconsolidated investees	5,696	—	—	—
Net loss (gain) from disposal and deemed disposal of investment in equity investees	379	—	(1,110)	(156)
Unrealized (gains) loss from fair value changes of investments	(18,333)	39,131	(12,852)	(1,810)
Foreign exchange loss ( gain )	2,917	1,646	(1,152)	(162)
Impairment loss	43,708	—	—	—
Changes in operating assets and liabilities:
Prepayments and other current assets	(108,119)	(80,171)	92,424	13,018
Accounts payable	42	(40)	(2)	(0)
Amounts due to related parties	(31,213)	(6,252)	(6,066)	(854)
Income tax payable and other tax payable	9,084	9,219	15,581	2,194
Accrued expenses and other current liabilities	(78,313)	18,749	69,385	9,773
Other non-current assets	—	—	(121,280)	(17,082)

Net cash (used in) provided by operating activities	(187,969)	310,343	788,079	111,000
Cash flows from investing activities:
Purchases of short-term investments	(19,376,170)	(77,533,178)	(9,431,226)	(1,328,360)
Maturity of short-term investments	7,464,384	80,368,017	16,951,360	2,387,549
Purchases of long-term investments	—	—	(5,306,075)	(747,345)
Payment for investment in equity investees	(580,888)	—	—	—
Return from dissolution of an equity investment	11,929	—	—	—
Investment in subsidiaries and VIEs	(2,081,323)	(2,538,846)	(1,833,910)	(258,301)

Net cash (used in) provided by investing activities	(14,562,068)	295,993	380,149	53,543
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares and convertible redeemable preferred shares	(2,208,791)	(884,360)	(1,168,301)	(164,552)
Taxes paid for employees through repurchase of ordinary shares	(376,646)	(508,015)	(26,741)	(3,766)
Cash prepaid for repurchase of ordinary shares	—	—	(179,784)	(25,322)
Proceeds from issuing preferred shares, net of issuance cost	385,788	—	—	—
Proceeds from initial public offerings, net	11,059,043	—	—	—
Proceeds from exercise of share options	20	8	1	0

Net cash provided by (used in) financing activities	8,859,414	(1,392,367)	(1,374,825)	(193,640)
Effect of exchange rate changes on cash and cash equivalents	(102,804)	26,603	(6,558)	(925)
Net decrease in cash and cash equivalents	(5,993,427)	(759,428)	(213,155)	(30,022)
Cash and cash equivalents, beginning of the year	7,025,967	1,032,540	273,112	38,467

Cash and cash equivalents, end of the year	1,032,540	273,112	59,957	8,445

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

3)	For the years ended December 31, 2021, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.