Form 20-F
period 2024-12-31
Full Truck Alliance Co. Ltd.
filed 2025-04-14
CIK 1838413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2024	18,786,018,412
Class B ordinary shares were outstanding as of December 31, 2024	2,131,865,628

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

•

“ordinary shares” are to Class A ordinary shares, US$0.00001 par value per share in our Company, and Class B ordinary shares, US$0.00001 par value per share in our Company; each Class A ordinary share is entitled to one (1) vote; each Class B ordinary share is entitled to thirty (30) votes;

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

This annual report contains translations between Renminbi and U.S. dollars for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024.

Our ADSs are listed on the New York Stock Exchange under the ticker symbol “YMM.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in the Group’s revenues, costs or expenses;

•	industry landscape of, and trends in, China’s road transportation market;

•	competition in our industry;

•	our expectations regarding demand for, and market acceptance of, the Group’s services;

•	our expectations regarding the Group’s relationships with shippers, truckers and other ecosystem participants;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	PRC laws, regulations, and policies relating to the road transportation market;

•	the impact of any regulatory action taken against us;

•	the impact of health epidemic, such as COVID-19, extreme weather conditions and production constraints brought by electricity rationing measures; and

•	general economic and business conditions.

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

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2024. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

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

(5)

Manyun Software, Tianjin Zhihui Yunli Management Consulting Partnership (Limited Partners), or Tianjin Zhihui and Mr. Peter Hui Zhang hold 82.5%, 10.0% and 7.5% of equity interest in Manyun Cold Chain, respectively. Manyun Cold Chain primarily provides freight matching services for the cold chain logistics sector and operates Yunmanman Cold Chain apps.

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

(8)	Include nine insignificant subsidiaries that are wholly-owned by Jiangsu Yunmanman.
(9)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(10)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(11)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(12)	Include eight insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
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

(14)	Guiyang Huochebang and FTA Information hold 83.8% and 16.2% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(15)	Include eleven insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(16)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

On January 2, 2025, Yixing Manxian, Manyun Cold Chain and its shareholders entered into amended and restated contractual arrangements due to changes in ownership structure of Yixing Manxian and Manyun Cold Chain. The amended and restated contractual arrangements did not change the scope of the Group VIEs. The Group VIEs are (i) Manyun Software, (ii) Guiyang Shan’en Technology Co., Ltd., or Shan’en Technology, and (iii) Manyun Cold Chain.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely, and we were not identified as an SEC-identified issuer after we filed our annual reports for the fiscal years ended December 31, 2022 and 2023.As of the date of this annual report, we do not expect to be identified as an SEC-identified issuer. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “—D. Risks Factors— Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our Group VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion in the future. The Cybersecurity Review Office of the CAC announced the initiation of a cybersecurity review of the Yunmanman apps and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022. For more details, see “—D. Risk Factors—Risks Relating to Our Business and Industry— The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security” and —D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.”

Cash Transfers within Our Corporate Structure

Full Truck Alliance Co. Ltd. is a Cayman Islands holding company with operations primarily conducted (i) through the consolidated affiliates in China and (ii) by our subsidiaries in China.

The following diagram summarizes how cash was transferred among our Company, our subsidiaries and the consolidated affiliates in 2022, 2023 and 2024.

(1)

Our PRC subsidiaries, Jiangsu Yunmanman, FTA Information and Yixing Manxian, entered into contractual arrangements with the Group VIEs, including Manyun Software, Shan’en Technology and Manyun Cold Chain, respectively. See “Item 4. Information on the Company—C. Organizational Structure.”

The following table sets forth a summary of the cash flows that occurred between our Company, our subsidiaries, and the consolidated affiliates.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Intercompany Cash Flow Data:
Transfer from our Company to our subsidiaries(1)	3,664,589	4,198,690	3,514,587	481,496
Transfer from our subsidiaries to our Company	1,613,902	2,364,780	970,085	132,901
Transfer from our Company to the consolidated affiliates	488,159	—	86,170	11,805
Transfer from the consolidated affiliates to our Company	—	—	1,204,623	165,033
Transfer from our subsidiaries to the consolidated affiliates	3,075,366	1,952,383	7,189,271	984,926
Transfer from the consolidated affiliates to our subsidiaries	4,002,115	3,398,082	8,443,505	1,156,755

(1)	The corresponding amounts disclosed in our prior Form 20-Fs were calculated by netting transfers between our Company and our subsidiaries.

Our Company made cash transfers to our subsidiaries primarily in the form of capital contribution and intercompany loans in 2022 and made intercompany loans to our subsidiaries in 2023 and 2024.

The subsidiaries made loan repayments to our Company in 2022, 2023 and 2024.

Our Company made cash transfers to the consolidated affiliates in the form of intercompany loans in 2022 and 2024 to finance the consolidated affiliates’ operations. Our company did not make cash transfers to the consolidated affiliates in 2023.

The consolidated affiliates made loan repayments to our Company in 2024. The consolidated affiliates did not make cash transfers to our Company in 2022 and 2023.

Our subsidiaries made cash transfers to the consolidated affiliates primarily in the form of intercompany loans to finance the consolidated affiliates’ operations and other cash transfers in 2022, 2023 and 2024.

The consolidated affiliates made loan repayments and other cash transfers to our subsidiaries in 2022, 2023 and 2024.

The Group VIEs did not pay any service fee under the exclusive service agreements in 2022, 2023 and 2024.

On March 13, 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.0072 per ordinary share, or US$0.1444 per ADS, which was paid on or around April 19, 2024 to holders of record of our ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend was approximately US$150 million.

Upon review of our results of operations, business development plan, capital requirements, and cash position, our board of directors approved a semi-annual cash dividend policy in March 2025, pursuant to which the board intends to declare and distribute a cash dividend semi-annually starting from 2025. The total cash dividend for 2025 is expected to be approximately US$200 million. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the board based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board. The board has also approved a semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per ADS, payable on or around April 18, 2025, to holders of record of our ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend is expected to be approximately US$100 million.

Restrictions on Transfer of Funds

In 2022, 2023 and 2024, no dividends or distributions were made to our Company by our subsidiaries. For more details, see “Item 8. Financial information—A. Consolidated Statements and Other Financial Information—Dividend policy.” Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur may depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.

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

Summary Financial Information Related to the Consolidated Affiliates

The following condensed consolidated financial statement information presents information related to Full Truck Alliance Co. Ltd., or the Parent, which is a Cayman holding company, the consolidated affiliates and our subsidiaries as of December 31, 2023 and 2024 and for the years ended 2022, 2023 and 2024.

The following tables present the condensed consolidated schedule of results of operation data for the periods indicated.

	For the Year Ended December 31, 2024
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Freight Matching Services	—	—	6,051,994	829,119	3,403,140	466,229	—	—	9,455,134	1,295,348
Freight brokerage service	—	—	4,726,989	647,595	—	—	—	—	4,726,989	647,595
Freight listing service(1)	—	—	879,489	120,489	—	—	—	—	879,489	120,489
Transaction service(1)	—	—	445,516	61,035	3,403,140	466,229	—	—	3,848,656	527,264
Value-added services(2)	—	—	384,567	52,686	2,672,588	366,143	(1,273,651)	(174,490)	1,783,504	244,339
Credit solutions	—	—	1,106	152	1,340,328	183,624	—	—	1,341,434	183,776
Other value-added services(1)	—	—	383,461	52,534	1,332,260	182,519	(1,273,651)	(174,490)	442,070	60,563
Net Revenues	—	—	6,436,561	881,805	6,075,728	832,372	(1,273,651)	(174,490)	11,238,638	1,539,687
Operating expenses:
Cost of revenues(2)	(11,115)	(1,523)	(4,511,454)	(618,066)	(650,082)	(89,062)	72,093	9,877	(5,100,558)	(698,774)
Sales and marketing expenses(2)	(49,847)	(6,829)	(1,126,045)	(154,268)	(675,618)	(92,559)	254,747	34,900	(1,596,763)	(218,756)
General and administrative expenses(2)	(343,451)	(47,053)	(904,527)	(123,920)	(612,407)	(83,899)	946,622	129,687	(913,763)	(125,185)
Research and development expenses(2)	(81,542)	(11,171)	(252,168)	(34,547)	(546,306)	(74,844)	—	—	(880,016)	(120,562)
Provision for loans receivable	—	—	—	—	(296,528)	(40,624)	—	—	(296,528)	(40,624)
Total operating expenses	(485,955)	(66,576)	(6,794,194)	(930,801)	(2,780,941)	(380,988)	1,273,462	174,464	(8,787,628)	(1,203,901)
Other operating income	—	—	7,046	965	16,924	2,319	—	—	23,970	3,284
(Loss) income from operations	(485,955)	(66,576)	(350,587)	(48,031)	3,311,711	453,703	(189)	(26)	2,474,980	339,070
Other income (expense)
Interest income(3)	608,065	83,305	43,580	5,970	423,194	57,977	(1,405)	(192)	1,073,434	147,060
Interest expenses(3)	—	—	(1,405)	(192)	—	—	1,405	192	—	—
Foreign exchange (loss) gain	(437)	(60)	(73)	(10)	8,514	1,167	—	—	8,004	1,097
Investment income (loss)	56,225	7,703	4	1	(1,444)	(198)	—	—	54,785	7,506
Unrealized gains (loss) from fair value changes of investments and derivative assets	3,233	443	—	—	(24,137)	(3,307)	—	—	(20,904)	(2,864)
Other income (expense), net	123,602	16,934	5,935	813	(1,385)	(190)	—	—	128,152	17,557
Impairment loss	—	—	—	—	(352,742)	(48,325)	—	—	(352,742)	(48,325)
Share of loss in equity method investees	—	—	—	—	(2,861)	(392)	—	—	(2,861)	(392)
Total other income	790,688	108,325	48,041	6,582	49,139	6,732	—	—	887,868	121,639
Net income (loss) before income tax	304,733	41,749	(302,546)	(41,449)	3,360,850	460,435	(189)	(26)	3,362,848	460,709
Income tax expense	(83,501)	(11,440)	(9,555)	(1,309)	(146,355)	(20,050)	—	—	(239,411)	(32,799)
Equity in gain of subsidiaries and consolidated affiliates(4)	2,848,617	390,259	—	—	—	—	(2,848,617)	(390,259)	—	—
Net income (loss)	3,069,849	420,568	(312,101)	(42,758)	3,214,495	440,385	(2,848,806)	(390,285)	3,123,437	427,910
Less: Measurement adjustment attributable to redeemable non-controlling interests	—	—	—	—	57,136	7,828	—	—	57,136	7,828
Less: Net income (loss) attributable to non-controlling interests	—	—	160	22	82	11	(3,790)	(519)	(3,548)	(486)
Net income (loss) attributable to ordinary shareholders	3,069,849	420,568	(312,261)	(42,780)	3,157,277	432,546	(2,845,016)	(389,766)	3,069,849	420,568

	For the Year Ended December 31, 2023
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Freight Matching Services	—	5,720,554	1,332,971	—	7,053,525
Freight brokerage service	—	3,916,409	—	—	3,916,409
Freight listing service(1)	—	828,152	—	—	828,152
Transaction service(1)	—	975,993	1,332,971	—	2,308,964
Value-added services(2)	—	249,606	2,784,880	(1,651,852)	1,382,634
Credit solutions	—	—	1,001,892	—	1,001,892
Other value-added services(1)	—	249,606	1,782,988	(1,651,852)	380,742
Net Revenues	—	5,970,160	4,117,851	(1,651,852)	8,436,159
Operating expenses:
Cost of revenues(2)	(8,567)	(3,709,892)	(494,058)	93,501	(4,119,016)
Sales and marketing expenses(2)	(55,280)	(819,013)	(570,620)	205,722	(1,239,191)
General and administrative expenses(2)	(386,155)	(1,489,536)	(414,615)	1,352,629	(937,677)
Research and development expenses(2)	(76,817)	(216,739)	(653,079)	—	(946,635)
Provision for loans receivable	—	—	(234,599)	—	(234,599)
Total operating expenses	(526,819)	(6,235,180)	(2,366,971)	1,651,852	(7,477,118)
Other operating income	—	17,633	20,755	—	38,388
(Loss) income from operations	(526,819)	(247,387)	1,771,635	—	997,429
Other income (expense)
Interest income(3)	771,606	61,681	309,976	(1,402)	1,141,861
Interest expenses(3)	—	(1,402)	—	1,402	—
Foreign exchange gain (loss)	1,152	—	(3,301)	—	(2,149)
Investment income	52,177	—	3,444	—	55,621
Unrealized gains from fair value changes of investments and derivative assets	12,852	—	86	—	12,938
Other income, net	116,546	7,445	6,273	—	130,264
Share of loss in equity method investees	—	—	(2,067)	—	(2,067)
Total other income	954,333	67,724	314,411	—	1,336,468
Net income (loss) before income tax	427,514	(179,663)	2,086,046	—	2,333,897
Income tax expense	(93,914)	(8,297)	(4,593)	—	(106,804)
Equity in gain of subsidiaries and consolidated affiliates(4)	1,879,288	—	—	(1,879,288)	—
Net income (loss)	2,212,888	(187,960)	2,081,453	(1,879,288)	2,227,093
Less: Measurement adjustment attributable to redeemable non-controlling interests	—	—	15,457	—	15,457
Less: Net income (loss) attributable to non-controlling interests	—	3,003	65	(4,320)	(1,252)
Net income (loss) attributable to ordinary shareholders	2,212,888	(190,963)	2,065,931	(1,874,968)	2,212,888

	For the Year Ended December 31, 2022
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Freight Matching Services	—	5,554,149	107,114	—	5,661,263
Freight brokerage service	—	3,360,313	—	—	3,360,313
Freight listing service(1)	—	653,966	107,114	—	761,080
Transaction service(1)	—	1,539,870	—	—	1,539,870
Value-added services(2)	—	113,711	2,644,932	(1,686,262)	1,072,381
Credit solutions	—	23,941	772,415	—	796,356
Other value-added services(1)	—	89,770	1,872,517	(1,686,262)	276,025
Net Revenues	—	5,667,860	2,752,046	(1,686,262)	6,733,644
Operating expenses:
Cost of revenues (2)	(6,406)	(3,208,063)	(395,532)	95,450	(3,514,551)
Sales and marketing expenses(2)	(39,771)	(489,127)	(517,400)	144,029	(902,269)
General and administrative expenses(2)	(923,383)	(1,646,542)	(294,057)	1,446,049	(1,417,933)
Research and development expenses(2)	(63,884)	(187,766)	(663,001)	500	(914,151)
Provision for loans receivable	—	—	(194,272)	—	(194,272)
Total operating expenses	(1,033,444)	(5,531,498)	(2,064,262)	1,686,028	(6,943,176)
Other operating income	—	34,884	12,646	—	47,530
(Loss) income from operations	(1,033,444)	171,246	700,430	(234)	(162,002)
Other income (expense)
Interest income(3)	326,699	52,183	106,080	(1,304)	483,658
Interest expenses(3)	—	(1,557)	—	1,382	(175)
Foreign exchange (loss) gain	(1,646)	2,427	14,267	—	15,048
Investment income (loss)	23,405	(46)	(17,948)	—	5,411
Unrealized losses from fair value changes of investments and derivative assets	(39,131)	(9)	(24,250)	—	(63,390)
Other income (expenses), net	228,955	1,689	(13)	—	230,631
Share of loss in equity method investees	—	(21)	(1,225)	—	(1,246)
Total other income	538,282	54,666	76,911	78	669,937
Net (loss) income before income tax	(495,162)	225,912	777,341	(156)	507,935
Income tax (expense) benefits	(96,032)	(1,982)	1,979	—	(96,035)
Equity in gains of subsidiaries, and consolidated affiliates(4)	997,956	—	—	(997,956)	—
Net income	406,762	223,930	779,320	(998,112)	411,900
Less: Measurement adjustment attributable to redeemable non-controlling interest	—	—	4,599	—	4,599
Less: Net income attributable to non-controlling interests	—	3,267	—	(2,728)	539
Net income attributable to ordinary shareholders	406,762	220,663	774,721	(995,384)	406,762

The following tables present the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31, 2024
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Cash and cash equivalents	1,695,746	232,316	1,136,649	155,720	2,977,952	407,978	—	—	5,810,347	796,014
Restricted cash	—	—	17,364	2,379	83,169	11,394	—	—	100,533	13,773
Short-term investments	9,454,117	1,295,209	25,900	3,548	5,522,886	756,632	—	—	15,002,903	2,055,389
Accounts receivable, net	—	—	13,688	1,875	5,955	816	—	—	19,643	2,691
Loans receivable, net	—	—	54,817	7,510	4,144,828	567,839	—	—	4,199,645	575,349
Prepayments and other current assets, net	373,648	51,190	1,136,314	155,674	612,940	83,972	—	—	2,122,902	290,836
Intercompany receivables(5)	—	—	789,613	108,177	18,926	2,592	(808,539)	(110,769)	—	—
Total current assets	11,523,511	1,578,715	3,174,345	434,883	13,366,656	1,831,223	(808,539)	(110,769)	27,255,973	3,734,052
Restricted cash	—	—	20,000	2,740	20,000	2,740	—	—	40,000	5,480
Long-term investments	2,406,482	329,687	578,400	79,240	6,891,236	944,096	—	—	9,876,118	1,353,023
Property and equipment, net	—	—	9,430	1,292	280,181	38,385	—	—	289,611	39,677
Investment in and amount due from subsidiaries, and consolidated affiliates(4)	23,902,400	3,274,615	—	—	—	—	(23,902,400)	(3,274,615)	—	—
Intangible assets, net	—	—	69,631	9,539	324,035	44,393	(189)	(26)	393,477	53,906
Goodwill	—	—	283,256	38,806	2,841,572	389,294	—	—	3,124,828	428,100
Deferred tax assets	—	—	540	74	92,342	12,651	—	—	92,882	12,725
Operating lease right-of-use assets and land use rights	—	—	61,771	8,463	53,883	7,382	—	—	115,654	15,845
Other non-current assets	15,119	2,071	12,708	1,741	70,705	9,687	—	—	98,532	13,499
Intercompany receivables(3)	—	—	—	—	2,679,400	367,076	(2,679,400)	(367,076)	—	—
Total non-current assets	26,324,001	3,606,373	1,035,736	141,895	13,253,354	1,815,704	(26,581,989)	(3,641,717)	14,031,102	1,922,255
Total assets	37,847,512	5,185,088	4,210,081	576,778	26,620,010	3,646,927	(27,390,528)	(3,752,486)	41,287,075	5,656,307
Accounts payable	—	—	11,086	1,519	20,141	2,759	—	—	31,227	4,278
Prepaid for freight listing fees and other service fees	—	—	479,476	65,688	91,709	12,564	—	—	571,185	78,252
Income tax payable	141,572	19,395	4,991	684	189,657	25,983	—	—	336,220	46,062
Other tax payable	9,693	1,328	862,150	118,114	26,553	3,638	—	—	898,396	123,080
Operating lease liabilities	—	—	37,569	5,147	3,635	498	—	—	41,204	5,645
Accrued expenses and other current liabilities	19,521	2,675	638,045	87,411	484,192	66,335	—	—	1,141,758	156,421
Intercompany payables(5)	—	—	43,419	5,948	4,715,857	646,069	(4,759,276)	(652,017)	—	—
Total current liabilities	170,786	23,398	2,076,736	284,511	5,531,744	757,846	(4,759,276)	(652,017)	3,019,990	413,738
Deferred tax liabilities	—	—	17,308	2,371	78,262	10,722	—	—	95,570	13,093
Operating lease liabilities	—	—	22,497	3,082	1,431	196	—	—	23,928	3,278
Other non-current liabilities	—	—	12,414	1,701	—	—	—	—	12,414	1,701
Total non-current liabilities	—	—	52,219	7,154	79,693	10,918	—	—	131,912	18,072
Total liabilities	170,786	23,398	2,128,955	291,665	5,611,437	768,764	(4,759,276)	(652,017)	3,151,902	431,810
Total mezzanine equity	—	—	—	—	443,070	60,700	—	—	443,070	60,700
Total equity	37,676,726	5,161,690	2,081,126	285,113	20,565,503	2,817,463	(22,631,252)	(3,100,469)	37,692,103	5,163,797
Total liabilities, mezzanine equity and equity	37,847,512	5,185,088	4,210,081	576,778	26,620,010	3,646,927	(27,390,528)	(3,752,486)	41,287,075	5,656,307

	As of December 31, 2023
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cash and cash equivalents	59,957	2,617,594	4,093,344	—	6,770,895
Restricted cash	—	13,801	101,712	—	115,513
Short-term investments	9,377,702	—	2,138,602	—	11,516,304
Accounts receivable, net	—	12,088	11,330	—	23,418
Loans receivable, net	—	—	3,521,072	—	3,521,072
Prepayments and other current assets, net	279,541	1,501,233	269,006	—	2,049,780
Intercompany receivables(5)	—	584,675	150,772	(735,447)	—
Total current assets	9,717,200	4,729,391	10,285,838	(735,447)	23,996,982
Restricted cash	—	10,000	—	—	10,000
Long-term investments	6,415,971	228,400	4,431,368	—	11,075,739
Property and equipment, net	—	14,422	180,154	—	194,576
Investment in and amount due from subsidiaries, and consolidated affiliates(4)	19,491,063	—	—	(19,491,063)	—
Intangible assets, net	—	95,517	354,387	—	449,904
Goodwill	—	283,256	2,841,572	—	3,124,828
Deferred tax assets	—	786	148,295	—	149,081
Operating lease right-of-use assets and land use rights	—	82,120	52,747	—	134,867
Other non-current assets	121,280	3,482	86,908	—	211,670
Intercompany receivables(3)	—	—	2,679,400	(2,679,400)	—
Total non-current assets	26,028,314	717,983	10,774,831	(22,170,463)	15,350,665
Total assets	35,745,514	5,447,374	21,060,669	(22,905,910)	39,347,647
Accounts payable	—	7,179	18,041	—	25,220
Prepaid for freight listing fees and other service fees	—	506,423	42,494	—	548,917
Income tax payable	24,952	3,032	126,932	—	154,916
Other tax payable	8,932	731,284	44,401	—	784,617
Operating lease liabilities	—	34,867	2,891	—	37,758
Accrued expenses and other current liabilities	107,124	1,113,559	502,562	—	1,723,245

	As of December 31, 2023
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Intercompany payables(5)	—	590,290	2,611,062	(3,201,352)	—
Total current liabilities	141,008	2,986,634	3,348,383	(3,201,352)	3,274,673
Deferred tax liabilities	—	20,333	88,258	—	108,591
Operating lease liabilities	—	46,395	314	—	46,709
Other non-current liabilities	—	22,950	—	—	22,950
Total non-current liabilities	—	89,678	88,572	—	178,250
Total liabilities	141,008	3,076,312	3,436,955	(3,201,352)	3,452,923
Total mezzanine equity	—	—	277,420	—	277,420
Total equity	35,604,506	2,371,062	17,346,294	(19,704,558)	35,617,304
Total liabilities, mezzanine equity and equity	35,745,514	5,447,374	21,060,669	(22,905,910)	39,347,647

The following tables present the condensed consolidated schedule of cash flow data for the periods indicated.

	For the Year Ended December 31, 2024
	Parent		Consolidated affiliates		Subsidiaries		Eliminating entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	548,480	75,141	(948,849)	(129,992)	3,370,494	461,759	—	—	2,970,125	406,908
Net cash provided by (used in) investing activities	2,735,785	374,801	(1,051,374)	(144,038)	(6,062,937)	(830,618)	1,958,890	268,367	(2,419,636)	(331,488)
Net cash (used in) provided by financing activities	(1,639,429)	(224,601)	532,841	72,999	1,545,733	211,765	(1,958,890)	(268,367)	(1,519,745)	(208,204)

	For the Year Ended December 31, 2023
	Parent	Consolidated affiliates	Subsidiaries	Eliminating entries	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	788,079	137,792	1,343,775	—	2,269,646
Net cash provided by (used in) investing activities	380,149	(240,125)	(1,677,662)	2,091,377	553,739
Net cash (used in) provided by financing activities	(1,374,825)	257,467	2,041,733	(2,091,377)	(1,167,002)

	For the Year Ended December 31, 2022
	Parent	Consolidated affiliates	Subsidiaries	Eliminating entries	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by (used in) operating activities	310,343	(1,262,444)	936,581	—	(15,520)
Net cash provided by (used in) investing activities	295,993	(1,146,063)	(947,424)	3,928,715	2,131,221
Net cash (used in) provided by financing activities	(1,392,367)	1,869,028	2,121,879	(3,928,715)	(1,330,175)

(1)

Effective from January 1, 2024, the Group renamed “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Other value-added services.” The comparative net revenues for the years ended December 31, 2022 and 2023 have been recast to conform to this presentation. RMB101.2 million from “Freight listing service” and RMB4.7 million from “Other value-added services” were reclassified to “Transaction service” for the year ended December 31, 2023, with corresponding amounts of RMB91.3 million and RMB4.6 million reclassified for the year ended December 31, 2022 under the same methodology.

(2)

Represents intercompany provision of services, primarily technical services and promotion services provided by our subsidiaries to the consolidated affiliates. The related revenue and costs/expenses were eliminated upon consolidation.

(3)

Represents intercompany entrusted loans from our PRC subsidiaries to the consolidated affiliates to fund their operations. As the entrusted loans are of a long-term investment nature, they are included in equity of the consolidated affiliates. The loan balances were eliminated against the consolidated affiliates’ equity upon consolidation.

(4)

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

(5)	Represents the intercompany balances among the Parent, our subsidiaries, and the consolidated affiliates, which were eliminated upon consolidation.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

•	If we fail to effectively match truckers with shipments and optimize our pricing models, the Group’s business, financial condition and results of operations could be adversely affected;

•	We cannot guarantee that our monetization strategies or the Group’s business initiatives will be successfully implemented or generate sustainable profit;

•	The Group may not be able to achieve, maintain or increase profitability in the future; and

•	The Group may be required to write down goodwill and other identifiable intangible assets.

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

The Group started its business in 2011 by providing freight listing service through QQ and WeChat groups. The FTA platform is a leading digital freight platform in China, and the Group facilitated 197.2 million fulfilled orders in 2024. The Group has limited experience in certain key aspects of its business operations, such as freight matching and pricing, offering value-added services, as well as developing and maintaining long-term relationships with a wide range of ecosystem participants. It is difficult to accurately predict the Group’s future revenues and budget for its costs and expenses, and the evaluation of the Group’s business and prediction about its future performance may not be as accurate as they would be if the Group had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our ADSs could decline.

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

In April 2020, the Cyberspace Administration of China, or CAC, and other regulatory authorities of the PRC jointly promulgated the Rules on Cybersecurity Review. The Rules on Cybersecurity Review was replaced by the Revised Cybersecurity Review Measures, which are described in more details below, on February 15, 2022. Pursuant to the Rules on Cybersecurity Review, if an operator of critical information infrastructure purchases internet products and services that implicate or may implicate national security, such operator should be subject to cybersecurity review by the Cybersecurity Review Office of the CAC, or CRO.

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

On April 24, 2023, the PRC Ministry of Transport published the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure, or the Administrative Measures, which stipulates that the Ministry of Transport shall formulate and revise the rules for identification of highway and waterway critical information infrastructure, considering the following factors: (i) the degree of importance of network facilities and information systems for key core business of highway and waterway; (ii) whether network facilities, information systems, etc., store or process core national data, and the degree of potential harm in the event of destruction or disfunction of network facilities and information systems, or data leakage; and (iii) the relevant impact to other industries and fields. As of the date of this annual report, we have not been informed by relevant governmental authority that we are a highway and waterway critical information infrastructure operator.

On September 24, 2024, the State Council promulgated the Administration Regulations on Cyber Data Security, which came into effect on January 1, 2025. The Administration Regulations on Cyber Data Security reiterate and refine the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, cyber data cross-border transfer management, and the responsibilities of online platform service providers. In particular, the Administration Regulations on Cyber Data Security provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. However, the Administration Regulations on Cyber Data Security provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.” Additionally, since the Administration Regulations on Cyber Data Security are still relatively new, the interpretation and implementation of these regulations may further evolve and develop.

Moreover, on July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, effective from September 1, 2022 to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. The Provisions on Promoting and Regulating Cross-border Data Flows, or the Provisions on Cross-border Data Flows, issued and become effective on March 22, 2024, further clarify and elaborate the relevant provisions of the Security Assessment Measures. The Security Assessment Measures and the Provisions on Cross-border Data Flows require the data processor providing data overseas and falling under certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. For details, see “Item 4. Information on the Company. — B. Business Overview — Regulatory Matters — Regulations Related to Internet Security and Privacy Protection.” As of the date of this annual report, we believe the Group is not involved in outbound data transfers in its daily operations, and therefore, we do not currently expect the Security Assessment Measures or the Provisions on Cross-border Data Flows to have a material impact on the Group’s daily operations. However, if we engage in any capital markets transaction in overseas markets in the future, we may need to transfer certain data outside of the PRC, and such outbound data transfer may be subject to the restrictions under the Security Assessment Measures. Moreover, there are substantial uncertainties as to the interpretation of such measures, and the PRC government authorities have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

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

The Group has incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and truckers. For example, we plan to expand dedicated teams to design and develop user experiences and operations for less-than-truckload, or LTL, and intra-city services to better serve the unique user needs of these industry verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup the Group’s investment in developing, acquiring and bringing them to market.

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

The gross amount of VAT related to freight brokerage service that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in 2022, 2023 and 2024 and we expect such situation to continue. Nevertheless, the Group was able to generate gross profit from the freight brokerage service in 2022, 2023 and 2024 because the consolidated affiliates received grants from local government authorities. For details regarding government grants, see “Item 5. Operating and Financial Review and Prospects – Components of Results of Operations – Cost of Revenues”. The Group’s VAT obligations net of the government grants were recorded in its cost of revenues for freight brokerage service.

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

Whether the consolidated affiliates can obtain such government grants in a particular province in the PRC is subject to the policy of the local government authority and the negotiation between such local government authority and the relevant consolidated affiliates, and if the Group fails to further obtain such grants from local government authorities, its business and financial condition could be materially and adversely affected. We cannot assure you that our consolidated affiliates will be able to continue to receive such government grants on similar terms, or at all. Some local government authorities reduced the amount of such government grants in 2024. For the years ended December 31, 2022, 2023 and 2024, the gross amounts of VAT costs amounted to RMB4,518.9 million, RMB5,271.1 million and RMB5,996.2 million (US$821.5 million), respectively, while the government grants amounted to RMB1,979.6 million, RMB2,150.1 million and RMB2,102.8 million (US$288.1 million), respectively. We cannot assure you that the government grants will not continue to decrease in the future. In additition, on June 6, 2024, the State Council promulgated the Regulations on Fair Competition Review, which became effective on August 1, 2024. Please see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations Related to Anti-Monopoly and Anti-unfair Competition” for details. Pursuant to the Regulations on Fair Competition Review, selective or differentiated fiscal reward or subsidy policies which are not supported by any law or administrative regulation or approved by the relevant departments may be suspended or terminated. While our consolidated affiliates are currently entitled to government grants based on cooperation agreements with the local government authorities rather than such policies, we cannot assure you that these cooperation arrangements will not be deemed as related policies in the future. If they are deemed as related policies, they may be required to be suspended or terminated. In the event that the government grants are reduced or canceled, we may have to adjust the rate of the FTA platform service fee, which could make the freight brokerage service less attractive to shippers and truckers and the Group’s business could be materially and adversely affected. We cannot assure you that we will always be able to pass on any increased VAT costs due to reduction or elimination of related government grants through adjustment of the rate of platform service fee either, in which case, the Group may incur gross loss for the freight brokerage service and its results of operations and financial condition could be materially and adversely affected. In addition, any significant delay in the payment of government grants may also have a material and adverse impact on the Group’s results of operations and financial condition.

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

In addition, we apply freight pricing models in our “tap and go” feature for shippers and, in certain circumstances, transaction service fee-charging for online transaction service. Our system generates a recommended price based on the prices of historical comparable shipping orders for shippers to determine the actual price for their shipping orders. In addition, in certain circumstances, such as when the order prices are not available to us, the Group’s transaction service fees for online transaction service are based on fair market prices estimated by our freight pricing models. The pricing methodology depends on the availability of comparable historical transaction data. If our freight pricing models are flawed or ineffective or the data we accumulate are incorrect or outdated, our price recommendation or estimate could be adversely affected. Shippers may not use our “tap and go” feature if our price recommendation fails to serve as a meaningful reference. With respect to the Group’s transaction service fees for online transaction service, underestimation of the fair market price would reduce the amount of transaction service fees paid by truckers to us, and overestimation of such price would result in trucker dissatisfaction. As a result of such flawed pricing, the Group’s business, brands, reputation, results of operations and financial condition may be materially and adversely affected.

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

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to expand dedicated teams to design and develop user experiences and operations for LTL and intra-city services to better serve the unique user needs of these industry verticals. The Group’s services in these segments may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and truckers or other ecosystem participants, as the case may be, we may fail to diversify the Group’s revenue streams or generate sufficient revenues to justify its investments and costs, and the Group’s business and operating results may suffer as a result.

The Group may not be able to achieve, maintain or increase profitability in the future.

In 2022, 2023 and 2024, the Group recorded net income of RMB411.9 million, RMB2,227.1 million and RMB3,123.4 million (US$427.9 million), respectively. We will need to continue to generate and sustain increased revenue levels and effectively manage expenses in future periods to maintain and increase profitability. However, there is no guarantee that the Group will continue to record or increase net income in the future.

We focus on long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and truckers, enhance their user experience, and expand the capabilities and scope of the FTA platform. We believe these efforts are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and/or resulting in net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove to be more expensive than we anticipate, and we may not succeed in increasing the Group’s revenue sufficiently to offset these expenses. For example, we may aggressively expand the Group’s market share in the LTL and intra-city verticals, and we may incur substantial costs in connection with such efforts. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. The Group’s strategic investments and acquisitions may also adversely affect its results of operations. For example, our investment in Plus Automation, Inc. and Plus PRC Holding Ltd. may result in the Group’s net losses in the future. Plus Automation, Inc. and Plus PRC Holding Ltd. are developers of automated driving systems for trucks, and they have incurred significant losses and may not become profitable in the near future or at all. As such, we may not be able to achieve, maintain or increase profitability in the future.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide may affect the road transportation industry. The global macroeconomic environment is facing challenges, such as the conflicts in Ukraine and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, such as the uncertainty of U.S. interest rate. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. These adverse economic effects could negatively affect the road transportation industry, resulting in reduced cargo volumes and truck capacity on the FTA platform and as well as financial difficulty among shippers and truckers, which would negatively impact their ability to repay loans facilitated by us or otherwise materially and adversely affect the Group’s business, results of operations and financial condition. Furthermore, continued turbulence in the international markets may adversely affect our ability or plan to access the capital markets.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. In October 2022, the U.S. government implemented comprehensive export controls to restrict the export of advanced semiconductors and the equipment required to manufacture them to China. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group was unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.

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

As of the date of this annual report, the Group had not been involved in any non-compliance incident which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse impact on the Group’s business, financial condition or results of operations. However, if the PRC government continues to tighten its regulatory framework for the road transportation and internet service industries in the future, and subject industry participants such as the Group to new or specific requirements, such as licensing or additional user protection requirements, or require us to adjust the Group’s existing business practices, the Group’s business, financial condition and prospects would be materially and adversely affected. For instance, since 2021, the PRC Ministry of Transport has issued several guidances which repeatedly mentioned the concept of ensuring truck drivers’ reasonable income and restriction of transaction service fees and membership fees. However, there are substantial uncertainties regarding the interpretation and application of these guidances and there is no further detailed rules or requirements that have been issued by such authority currently. The PRC Ministry of Transport or other regulatory authorities may from time to time issue new guidances or take further actions in the future to strengthen this aspect. We, together with several other industry players, were requested to attend certain regulatory guidance meetings in the past. During these meetings, the relevant regulators emphasized the industry players’ responsibilities to manage safety risks, set appropriate shipping prices and charges, avoid unfair competition, maintain adequate internal processes and protect user (particularly trucker) rights, among other requirements. In connection with these meetings, we were also from time to time requested to furnish materials regarding our business practices with respect to the relevant topics. Going forward, we may continue to be required to attend similar meetings or become subject to regulatory inquiries or investigations with PRC regulators. There is no guarantee that such regulatory communications would not result in substantial penalties or orders, or require us to adjust the Group’s existing business practices in ways that may materially and adversely affect its growth and results of operations. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practices are deemed to violate any existing or future rules, laws and regulations, the Group may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well. We may also suffer reputational damages, if the Group or its business partners are deemed to violate any existing or future rules, laws and regulations. In addition, we may also be forced to suspend or terminate some of our services if there is a change in PRC laws and regulations, which may negatively affect our business, financial condition and results of operations.

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

We are subject to various data privacy and protection laws and regulations in China, including without limitation, the Cybersecurity Law and the Administration Regulations on Cyber Data Security. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Under the Administration Regulations on Cyber Data Security, the network data processors that handle personal information of more than 10 million individuals shall also comply with the relevant provisions made for network data processors handling important data. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters—Regulations Related to Internet Security and Privacy Protection” for details. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. Moreover, different regulatory bodies in China, including the MIIT, the CAC, the Ministry of Public Security and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase the Group’s operating cost, as we need to spend time and resources to deal with various inspections for compliance.

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

On May 6, 2024, the SAMR promulgated the Interim Provisions Against Unfair Competition in Cyberspace. The Interim Provisions Against Unfair Competition in Cyberspace stipulates that a platform operator shall strengthen the standardization and management of competition acts within the platform, and shall take necessary disposal measures in a timely manner, keep relevant records, and report to the local administration for market regulation at or above the county level of the place where the platform operator is domiciled in accordance with the regulations if it is found that an operator using the platform has adopted an unfair competition method, has illegally sold goods or provided services, or has infringed upon the lawful rights and interests of consumers. The record shall be kept for a period of not less than three years from the date on which the disposal measures are taken. For details, see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations Related to Anti-Monopoly and Anti-unfair Competition.” Stricter anti-monopoly and anti-unfair competition enforcement by the PRC regulatory authorities, especially enforcement actions focused on platform economy, may, among other things, prohibit the Group from future acquisitions, divestitures or combinations the Group plans to make, impose fines or penalties, require divestiture of certain of the Group’s assets, or impose other restrictions that limit or require the Group to modify its operations, including limitations on the Group’s contractual relationships with shippers and truckers or restrictions on the Group’s pricing or revenue models, which could materially and adversely affect the Group’s business, financial condition, results of operations and future prospects.

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

In November 2020, the CBIRC and People’s Bank of China, or the PBOC, published the draft Interim Measures for the Administration of Online Small Loan Business, or the Draft Online Small Loan Measures. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. We have utilized our small loan company, which is one of our PRC subsidiaries, to fund a portion of the cash loans to shippers and truckers. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will, among other things, require our small loan company to obtain the NFRA’s approval to be able to continue to operate our cash loan business across different provinces after the three-year transition period. We cannot assure you that we will be able to obtain the NFRA’s approval in a timely manner, or at all. As of December 31, 2024, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,199.6 million (US$575.3 million). Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022.

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.10% as published on March 20, 2025, such cap would be 12.4%. According to a guidance letter issued by the SPC on December 29, 2020, clarifying the applicability of its revised judicial interpretation, the cap for private lending rate does not apply to small loan companies, financial guarantee companies, financial leasing companies, commercial factoring companies and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing small loan companies. For example, SPC guidance and judgment indicate that the portion of annualized interest rate, or APR, charged by financial institutions in excess of 24% per annum will not be supported in litigations. The APRs on our cash loans vary depending on borrowers’ credit profiles and may exceed 24%. The excess portion may not be enforceable should any dispute arise between us and the relevant borrowers. On December 31, 2024, the NAFR published the Interim Measures for the Supervision and Administration of Small Loan Companies. Pursuant to the Interim Measures for the Supervision and Administration of Small Loan Companies, the balance of loans granted by online small loan companies to a single household for consumption shall not exceed RMB200,000, and the balance of loans granted to a single household for production and business operations shall not exceed RMB10 million. If the regulatory requirements for our licensed small loan company or financial guarantee companies are strengthened by any newly adopted, or by the application of any existing, laws, regulations or rulings, our licensed small loan company or financial guarantee companies may need to change their business models, which may have a material and adverse effect on the Group’s business, financial condition, results of operation and prospects.

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

We provide various credit solutions to shippers and truckers to meet their financial needs. We have primarily used our own capital to fund cash credit solutions for shippers and truckers. We also facilitate loans funded by third-party financial institutions, and we guarantee such loans. Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022. We believe our credit solutions create value for our ecosystem participants and enhance user engagement and transaction activities on the FTA platform. As of December 31, 2024, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,199.6 million (US$575.3 million), and the total non-performing loan ratio for these loans was 2.2%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

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

We provide truckers with cash credit solutions and shippers with working capital loans, which are primarily funded by us through our small loan company, which is one of our PRC subsidiaries. A small amount of cash loans for truckers are funded by an institutional funding partner, and we guarantee such loans through arrangements with the institutional funding partner. The term of such loans is typically less than one year.

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

We adopted share incentive plans to provide additional incentives to directors, officers, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have granted options and ordinary shares to certain directors, officers and employees pursuant to our share incentive plans, and option to purchase 213,777,414 Class A ordinary shares was outstanding as of March 31, 2025. The Group recorded RMB919.3 million, RMB441.8 million and RMB496.6 million (US$68.0 million) in 2022, 2023 and 2024, respectively, in share-based compensation expenses in relation to share-based award grants. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, the Group’s expenses associated with share-based compensation may increase, which may have an adverse effect on the Group’s financial condition and results of operations.

The Group’s financial results may vary significantly from period to period due to the seasonality of its business and fluctuations in its operating costs.

The Group’s quarterly results of operations, including the levels of its revenue, operating cost and expenses, net income and other key metrics such as fulfilled orders, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of the Group’s operating results may not be meaningful, especially given the Group’s limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in the Group’s quarterly financial results include:

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

In addition, because the Group’s revenue generated from freight brokerage service and online transaction service is related to the available working days of shippers and truckers, national holidays and the number of business days during a given period may also create seasonal impact on the Group’s results of operations. The transaction volume on the FTA platform is typically lower during the first quarter each year due to the Chinese New Year holiday season. In addition, some shippers operate in industries where shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time production schedules. Furthermore, increases in toll fees and fuel costs may lead to rising shipping fees, which may in turn adversely affect transaction activities on the FTA platform and our results of operations. Therefore, the Group’s revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that the Group’s historic operating patterns will continue in future periods, as we cannot influence or forecast many of these factors. The quarterly fluctuations in the Group’s revenue and results of operations could result in volatility and cause the price of our ADSs to fall. To the extent the Group’s revenue grows, these seasonal fluctuations may become more pronounced.

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

As of the date of this annual report, we had not completed the relevant property leasing registrations for most of the Group’s leased properties in China, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. According to our PRC legal counsel, the failure to complete the registration process does not affect the validity of the property lease agreements but a maximum penalty of RMB10,000 for each leased property may be imposed on us for the non-registration of each lease. As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities with respect to the Group’s leasehold interests in or use of such properties.

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

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect the Group’s proprietary rights. As of December 31, 2024, the Group had 241 patents, 131 pending patent applications, 1296 registered trademarks and 182 pending trademark applications and 353 registered software copyrights in China. As of December 31, 2024, the Group had 21 registered trademarks in other countries, including India, Russia and Vietnam.

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

In addition, loss incurred by the Group’s equity method investees affects the Group’s results of operations. The Group recognized share of loss in equity method investees of RMB1.2 million, RMB2.1 million and RMB2.9 million (US$0.4 million) in 2022, 2023, and 2024, respectively. Impairment loss recognized on the Group’s equity investees and investments in debt securities may also affect the Group’s results of operations. For example, the Group recognized impairment loss of RMB352.7 million (US$48.3 million) in 2024 resulting from credit impairment on debt investment in certain investee. The Group may also extend loans to certain companies from time to time and may experience impairment loss in connection with such loans.

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

As of December 31, 2024, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024.

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

The Group’s balance sheet includes a material amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 8.5% of total assets on its balance sheet as of December 31, 2024. The impairment of a significant portion of these assets would negatively affect the Group’s financial condition or results of operations. The Group regularly evaluates whether events and circumstances have occurred indicating that any portion of its intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, the Group may be required to reduce the carrying value of these assets. The Group did not identify additional impairment indicator as of December 31, 2024 to trigger the impairment of the goodwill and intangible assets.

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

Foreign ownership of value-added telecommunication businesses, such as online information service, is subject to restrictions under current PRC laws and regulations, especially the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect on November 1, 2024. Industries not listed in the 2024 Negative List are generally deemed “permitted” for foreign investments unless specifically restricted by other PRC laws. According to the 2024 Negative List and other applicable laws and regulations, the industry of value-added telecommunications services (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) generally falls into the restricted category with very limited exceptions in certain pilot demonstration zones.

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

Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, and Ms. Guizhen Ma, our director, hold 70% and 30% of equity interest in each of Manyun Software and Shan’en Technology, respectively. Manyun Software, Tianjin Zhihui and Mr. Peter Hui Zhang hold 82.5%, 10.0% and 7.5% of equity interest in Manyun Cold Chain, respectively. In connection with the Group’s operations in China, we rely on the shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of the Group VIEs may differ from the interests of our Company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our Company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our Company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such individuals breach the terms of the contractual arrangements or are subject to legal proceedings.

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

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to thirty (30) votes, voting together as one class. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, which, together with the Class A ordinary shares he beneficially owns, represent 77.3% of the voting power of our total issued and outstanding shares as of March 31, 2025. As a result, Mr. Peter Hui Zhang has the ability to control or exert significant influence over important corporate matters to the extent permitted under our memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our Company that require approval of shareholders, including, among others:

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

The filing with and reporting to the CSRC will be required in connection with our future offshore offerings and occurrences of relevant specific events. We cannot assure you that we will be able to make such filing or reporting in a timely manner.

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

Under PRC laws, rules and regulations, each of our subsidiaries and the consolidated affiliates incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and the consolidated affiliates incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries and the consolidated affiliates did not have any retained earnings available for distribution in the form of dividends as of December 31, 2024. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely, and we were not identified as an SEC-identified issuer after we filed our annual reports for the fiscal years ended December 31, 2022 and 2023. As of the date of this annual report, we do not expect to be identified as an SEC-identified issuer. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. In March 2024, the SEC adopted final rules on climate-related disclosure, or the climate disclosure rules, which require issuers to make a significant amount of climate-related disclosure, including, among others, material Scope 1 and Scope 2 greenhouse gas, or GHG, emissions, climate-related financial metrics, climate-related strategy, governance, targets and goals. The climate disclosure rules also include phased-in attestation requirements for GHG disclosure. The climate disclosure rules are being challenged in the U.S. courts. In April 2024, the SEC voluntarily stayed the implementation of the climate disclosure rules pending judicial review in the Eighth Circuit. On March 27, 2025, the SEC voted to cease legal defense of the climate disclosure rules in the court. Despite of these developments on the climate disclosure rules, we cannot rule out the possibility that such rules or a revised version thereof may eventually come into effect. We expect that the rules and regulations applicable to public companies in the U.S. will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under the memorandum and articles of association of the Company, no shareholder (other than a director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by the Cayman Companies Act or authorized by the board of directors or the shareholders in general meeting, but the register of shareholders shall be open for inspection by members and the public at such place at which the register is kept for such times and on such days as the board of directors shall determine. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the composition of the Group’s income and assets and the value of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a significant risk that we were a PFIC for 2024. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition or changes in the value of the Group’s assets. The composition of the Group’s assets and income may be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. In addition, fluctuations in the trading price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and therefore may affect our PFIC status. In particular, recent increases in the trading price of our ADSs have resulted in a decreased likelihood that we will be a PFIC for 2025. However, the ultimate determination of our PFIC status for any year cannot be made until the end of that year and will depend, in part, on the trading price of our ADSs for the relevant quarterly testing dates. Therefore, there can be no assurance that we will not be a PFIC for 2025 or any future taxable year.

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

In May 2022, Yixing Manxian gained control over Manyun Cold Chain, which was a majority-owned subsidiary of Manyun Software, through a series of contractual arrangements with Manyun Cold Chain and its shareholders. On January 2, 2025, Yixing Manxian, Manyun Cold Chain and its shareholders entered into amended and restated contractual arrangements due to changes in ownership structure of Yixing Manxian and Manyun Cold Chain. The amended and restated contractual arrangements did not change the scope of the Group VIEs. The Group VIEs are Manyun Software, Shan’en Technology and Manyun Cold Chain.

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

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2024, an average number of approximately 2.93 million shippers posted shipping orders on the FTA platform each month, and 4.14 million truckers fulfilled shipping orders on the FTA platform in 2024. In 2024, the Group facilitated 197.2 million fulfilled orders.

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

We are constantly improving the Group’s offerings to better meet the diverse, complex and often non-standard needs of industry participants. We have evolved from a directory of freight listing service to an ecosystem that enables logistics transactions from end to end with data-driven technology and a comprehensive range of value-added services.

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

•

Freight Brokerage Service. In January 2018, the Group launched its freight brokerage service, going a step further from freight listing service to provide end-to-end freight matching service with a higher level of service quality assurance to shippers. As freight brokers, the Group’s consolidated affiliates enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers represents the FTA platform freight brokerage service fee. The consolidated affiliates assume the legal obligation to pay value-added tax, or VAT, which is assessed on the entire selling price of the shipping service and platform service. The consolidated affiliates receive grants from local government authorities as an incentive for developing the local economy and business. The consolidated affiliates issue VAT invoices to shippers that they can in turn use for tax deductions, solving a significant pain point for many shippers when contracting with truckers. Shippers can track the transaction and the status of their order at each step in real-time and make payment for freight fees online. The consolidated affiliates also assume liability for cargo damages up to a specific amount per shipment, and obtain cargo insurance under certain circumstances to mitigate their risk.

•

Transaction Service. Building on the technology and operational knowhow developed from the Group’s freight listing and brokerage services, the Group launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. Truckers are required to make payments for freight deposits to secure a shipping order, which contributes to better service quality and higher fulfillment rates. The deposits are paid to an escrow bank account at a third-party commercial bank and will be released to shipper’s bank account or refunded to trucker’s bank account upon completion or cancellation of the relevant transactions, as applicable. In the second half of 2020, the Group began monetization of its online transaction service by collecting transaction service fees from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The FTA platform’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such transaction service fees. We have subsequently rolled out transaction service fees in more cities and ramped up penetration. In addition, in certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month.

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

•

Greater Assurance of Service Quality. The Group facilitates every part of the logistics transaction from end to end. Interactions and transactions are recorded on the FTA platform, improving accountability and providing a source of support for dispute resolution. Freight deposits for shipping orders placed on the FTA platform are paid by truckers to an escrow bank account at a third-party commercial bank and will be released to shipper’s bank account or refunded to trucker’s bank account upon completion or cancellation of the relevant transactions, as applicable, allowing shippers and truckers to transact with greater assurance. The Group provides dedicated customer service and protocols for dispute resolution in a timely manner.

•

Access to Value-added Services. The Group provides a comprehensive range of value-added services to shippers and truckers, catering to their diverse and complex needs and addressing various pain points. It only collaborates with business partners that have a reliable track record to ensure the quality of value-added services offered to users.

Our Scale and Financial Performance

We have grown rapidly and reached significant scale in recent years. In 2023 and 2024, the Group facilitated 158.8 million and 197.2 million fulfilled orders, respectively, representing a 24.1% year-over-year growth.

We are at an early stage of monetization. The Group generates revenue primarily from freight listing membership fees coming from shippers, freight brokerage service fees from shippers, transaction service fees from truckers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. The Group’s total net revenues were RMB6,733.6 million, RMB8,436.2 million and RMB11,238.6 million (US$1,539.7 million) in the years ended December 31, 2022, 2023 and 2024, respectively. The Group recorded net income of RMB411.9 million, RMB2,227.1 million and RMB3,123.4 million (US$427.9 million) in 2022, 2023 and 2024, respectively. The Group recorded non-GAAP adjusted net income of RMB1,395.4 million, RMB2,797.0 million and RMB4,020.4 million (US$550.8 million) in 2022, 2023 and 2024, respectively. We define non-GAAP adjusted net income as net income excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to acquisitions, (iv) settlement in principle of U.S. securities class action, which is non-recurring, (v) impairment loss of long-term investment and (vi) tax effects of non-GAAP adjustments. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Non-GAAP Financial Measures” for details.

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

Freight Matching Services

The Group provides a range of freight matching services that cater to the specific needs of shippers and truckers. The Group started its business by operating a freight listing platform, where shippers post shipping orders and truckers contact shippers to secure their next shipping orders. In 2024, the Group facilitated 197.2 million fulfilled orders. The Group primarily serves the long-haul shipping needs within the FTL segment, and also provide LTL and intra-city logistics services. The Yunmanman and Huochebang brands primarily offer long-haul and LTL freight matching services, and the Shengsheng brand primarily offers intra-city freight matching services. Prior to April 2023, the Group offered intra-city freight matching services primarily through the Shengsheng Huitouche app. Since April 2023, the Group has offered intra-city freight matching services primarily through its new Shengsheng apps.

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

The Group has rolled out several features to further streamline the transaction process. For example, when posting shipping orders, shippers may select to use our “tap and go” feature, which allows shippers to post shipping orders with a fixed price. The “tap and go” feature replaces price negotiation between shippers and truckers and shortens the matching time from order posting to order acceptance. Shippers may determine prices based on the recommended prices generated by the Group’s pricing algorithms. The Group’s system assigns shipping orders to truckers on a first-come-first-served basis.

Fulfillment and Settlement

For each shipping order, after the parties reach an agreement through direct communication or our “tap and go” feature, the trucker pays a deposit to secure the shipping order. Such deposits are kept in an escrow bank account at a third-party commercial bank and cannot be used by us. Navigation function is available on the Group’s mobile apps, enabling truckers to optimize their routes based on relevant variables, such as height and width clearance, tolls, time and distance. Through GPS tracking, shippers are able to check the status of shipments in real time. After shippers and truckers both confirm fulfillment on the Group’s mobile apps, depending on the terms of the relevant shipping agreement, deposits are either released back to truckers or transferred to shippers. Shippers may pay shipping fees to truckers through the Group’s mobile apps. Shippers also have the option to settle shipping fees through other channels.

Freight Listing Service

The Group offers freight listing service through the consolidated affiliates. The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are required to pay membership fees in order to post additional shipping orders. The Group currently offers mainly four tiers of membership. The first tier requires an annual fee of RMB288 and allows a shipper to post up to 30 shipping orders each year. The second tier requires an annual fee of RMB688 and allows a shipper to post up to 188 shipping orders each year. The third tier, designed for businesses with highly frequent shipping needs, requires an annual fee of RMB1,688 and allows a shipper to post up to 2,576 shipping orders each year. We adjusted the number of allowed shipping orders under the second and third tiers in 2024 due to adjustment to product design, which did not have any material impact on revenue recognition. The fourth tier, targeting ultra-high-volume enterprises, requires an annual fee of RMB3,888 and allows a shipper to post up to 9,136 shipping orders within two years. From time to time, the Group allows paying members to post additional shipping orders for free as part of its promotional efforts. As of December 31, 2024, the FTA platform had 1.05 million shipper users with active paying memberships.

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

Transaction Service

The Group’s online transaction service further digitalizes the shipping transaction process and enables shippers and truckers to transact more efficiently through the FTA platform. The Group offers online transaction service primarily through the consolidated affiliates and PRC subsidiaries. At the inception of each transaction, the Group’s system generates an electronic agreement that specifies the rights and obligations of the shipper and the trucker, including shipping fee as agreed between the shipper and the trucker. The Group has established transaction rules and standards to promote honest dealings on the FTA platform. Our extensive industry knowledge enables us to align such rules and standards with the expectations of honest market players in order to facilitate transparent and efficient transactions. For example, truckers are required to pay deposits to secure shipping orders. Deposits are paid to an escrow bank account at a third-party commercial bank and serve as assurance for the timeliness and quality of truckers’ services. On the other hand, truckers can avail themselves of order cancelation protection and shipping fee protection when they use the online transaction service. If shippers cancel shipping orders when truckers are already on their ways to pick up cargos, truckers can collect cancelation fees from the FTA platform to cover the cost of travel. Most of the cancelation fees paid by the FTA platform are reimbursed by canceling shippers in accordance with the Group’s transaction rules. Furthermore, shippers may fail to pay shipping fees on a timely basis, and the Group helps truckers collect overdue fees by contacting shippers.

In light of the significant value created by the online transaction service, the Group started to monetize the transaction service in the second half of 2020 by collecting transaction service fees from truckers on selected types of shipping orders originated from certain cities for shipping transactions matched through the online transaction service. The transaction service fees are typically based on the amount of shipping fees provided by shippers. In addition, in certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month. Such fees were previously classified under “Freight listing service” and re-classified under “Transaction service” in 2024. The Group may explore other revenue models to monetize its online transaction service in the future.

Value-Added Services

We provide a range of value-added services primarily through our PRC subsidiaries and to a lesser extent, the consolidated affiliates. These services cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform, while enabling other businesses, such as financial institutions, insurance companies, gas station operators and highway authorities, to participate in our vibrant ecosystem. For shippers, we provide a transportation management system that makes it easy and efficient to track and manage their shipments as well as access to credit and insurance solutions to manage their risks and cash flows. We help truckers manage their operating costs and workflows by providing ETC and energy services as well as software solutions for managing traffic ticket records. We also provide access to credit and insurance solutions so the truckers can manage their risks and cash flows. As of December 31, 2024, over 6.0 million users used at least one of the Group’s value-added services.

Credit Solutions

We provide truckers with cash credit solutions and shippers with working capital loans, which are primarily funded by us through our small loan company, which is one of our PRC subsidiaries. A small amount of cash loans for truckers are funded by an institutional funding partner, and we guarantee such loans through arrangements with the institutional funding partner. The term of such loans is typically less than one year. Historically, we also funded loans through trusts established by us. Such arrangement was terminated in March 2022.

We assign customized credit limit based on data-driven assessment of borrowers’ creditworthiness. As of December 31, 2024, credit limit for trucker users and shipper users on the FTA platform typically did not exceed RMB50,000 and RMB100,000, respectively. In response to regulatory developments in the credit industry, we plan to take a conservative approach with respect to these business lines.

We implement a rigorous risk management system to address our credit risk exposure. As of December 31, 2024, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,199.6 million (US$575.3 million), and the total non-performing loan ratio for these loans was 2.2%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date. As of December 31, 2024, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.

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

Our Nationwide Network

We have a nationwide network of shippers and truckers and facilitate shipments across China. We have built a vibrant ecosystem of millions of shippers and truckers. In the three months ended December 31, 2024, the Group’s average shipper MAUs reached approximately 2.93 million. In 2024, 4.14 million truckers fulfilled shipping orders on the FTA platform. In 2024, the Group facilitated 197.2 million fulfilled orders. The FTA platform supports a dense network of nationwide routes connecting every prefecture-level city in China with hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a high entry barrier to potential competitors.

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

AI Algorithms

The Group uses AI algorithms to intelligently and accurately match truckers with shippers, as well as to accurately price shipments. The Group’s AI technology enables it to deliver superior experience and innovative features to platform users. The Group plans to further explore the synergies between AI and the Company’s business in the future.

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

The Group’s ESG Achievements

The Group is a pioneer in designing and developing a digital, standardized and smart logistics infrastructure, which plays an important role in encouraging sustainable development and empowering communities. Every empty truck running on the road wastes fuel, and the FTA platform contributes to a cleaner environment by reducing such wasteful situations. Additionally, the FTA platform benefits the environment by reducing the number of shipments through higher efficiency of loads. From 2020 to 2024, the Group helped reduce carbon emissions by approximately 117 million metric tons. The Group is also investing in a company that develops autonomous truck driving technology, which it believes will significantly improve fuel efficiency, enhance safety and reduce carbon emissions. In addition, the Group plans to collaborate with ecosystem participants to promote the use of clean energy-powered trucks, explore the development of systems for managing carbon emissions and support the advertisement of green initiatives to further reduce environmental impact of the road transportation industry. Furthermore, the Group and its employees are undertaking measures for conserving resources and reducing carbon emissions. Such measures include recycling ETC cards from the Group’s employees and agents, providing transit buses for the Group’s employees, as well as growing green plants on the Group’s facilities.

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

Customer Services

As of December 31, 2024, the Group’s customer service team consisted of 992 members. The Group’s users can submit inquiries and complaints through the Group’s mobile apps on a 24/7 basis or calling its customer service hotline. The Group is committed to addressing user inquiries and complaints in a prompt and fair manner. The Group offers AI-powered automated customer service, which can solve its customers’ problems more efficiently. The Group also uses its data insights to analyze customer service needs and proactively address issues. This is complemented by the ground force who helps the Group better understand user behavior and needs through personal connections and face-to-face meetings, which supplements the data insights the Group accumulates through its online platform and enables the Group to better serve its ecosystem participants.

The Group implements rules to address common bad behaviors of ecosystem participants, such as order cancelation, misrepresentation of cargo information or nonpayment of shipping fees by shippers and poor service by truckers. The Group designed these rules based on its extensive industry knowledge and data insights. For example, the Group sets penalty standards for order cancelation by shippers or truckers and requires deposits from truckers to secure shipping orders. The deposits are paid by truckers to an escrow bank account at a third-party commercial bank and will be released to shipper’s bank account or refunded to trucker’s bank account upon completion or cancellation of the relevant transactions, as applicable. Parties that violate the Group’s rules may be banned from the FTA platform in the future. The Group also offers a robust ratings system that allows truckers to review shippers. Highly-rated shippers enjoy privileges such as the right to post limited free shipping orders and priority in posting shipping orders. Truckers also have a separate rating system and those with higher ratings enjoy priority in taking shipping orders.

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

Employees

As of December 31, 2022, 2023 and 2024, the Group had a total of 6,795, 7,585 and 7,185 employees, respectively. The following table sets forth a breakdown of the Group’s full-time employees categorized by function as of December 31, 2024.

Function	Number of employees	% of total employees
Customer services and operations	1,270	17.7
Research and development	1,149	16.0
General and administration	529	7.3
Sales and marketing	4,237	59.0
Total	7,185	100.0

As of December 31, 2024, all of the Group’s employees were based in China. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has been able to attract and retain talented personnel and maintain a stable core management team.

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

Facilities

The Group maintains a number of leased properties. The Group leases approximately 39,578 square meters of office space in Nanjing, Jiangsu Province, primarily for corporate administration and research and development. In addition, the Group leases office spaces in Beijing, Shanghai and other cities to house its personnel engaged in platform operations, regional corporate administration and technology support.

The Group has land use right for a parcel of land of approximately 21,817 square meters in Nanjing, Jiangsu Province, where the Group is currently constructing an office building for its headquarter in Nanjing. The estimated amount of expenditure in constructing the office building is RMB0.8 billion (US$0.1 billion). As of December 31, 2024, the Group paid RMB143.3 million (US$19.6 million) in cumulative for the construction, net of value added tax. The construction is funded by cash owned by the Group. The construction started in the second half of 2023 and is expected to complete in the second half of 2027. After completion, the building is expected to provide approximately 120,000 square meters of office space. The Group also owns an office building with office space of approximately 10,717 square meters in Guiyang, Guizhou Province.

We intend to add new facilities or expand the Group’s existing facilities as the Group scales up its business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Intellectual Property

The Group has developed a number of proprietary systems and technologies, and our success depends on the Group’s ability to protect its core technologies and intellectual property. The Group utilizes a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect its proprietary rights. As of December 31, 2024, the Group had 241 patents, 131 pending patent applications, 1296 registered trademarks and 182 pending trademark applications in China. As of December 31, 2024, the Group also had 353 registered software copyrights in China and 128 registered domain names. As of December 31, 2024, the Group had 21 registered trademarks in other countries, including India, Russia and Vietnam.

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

Legal Proceedings and Compliance

During 2024 and up to the date of this annual report, we had not been involved in any litigation, arbitration or administrative proceeding against us that could have a material and adverse effect on the Group’s business, financial condition or results of operations, except as disclosed below. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Settlement

On September 17, 2023, FTA entered into a binding term sheet that agrees in principle to settle both of the class action lawsuits described above. On or around February 27, 2024, FTA and other parties to the lawsuits executed a stipulation of settlement that resolves the lawsuits for $10.25 million. The settlement amount is an all-in amount that covers all attorneys’ fees, administrative costs, expenses, class member benefits, class representative awards, and costs of any kind associated with the resolution of the lawsuits. On March 8, 2024, the parties submitted the stipulation to the Supreme Court of the State of New York, or the Court, and the Court preliminarily approved the settlement on April 3, 2024. On April 8, 2024, FTA paid the settlement amount in full. The final settlement approval was obtained on September 5, 2024. By agreeing to settle the lawsuits, FTA does not admit any allegations in the lawsuits or violation of any law or regulations.

Licenses, Permits and Approvals

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules as of the date of this annual report, we, our PRC subsidiaries and our Group VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion in the future. The CRO announced the initiation of a cybersecurity review of the Yunmanman and Huochebang apps on July 5, 2021. During the cybersecurity review, the Yunmanman and Huochebang apps were required to suspend new user registration. Based on notification by the CRO, we have resumed new user registration on the Yunmanman and Huochebang apps since June 29, 2022. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security; and Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact the Group’s business, financial condition and results of operations.”

The Group had obtained all requisite licenses, approvals and permits from relevant authorities that are material to its operations in China as of the date of this annual report. The following table sets out a list of material licenses and permits currently held by the Group.

License/Permit	Holder	Grant/Renew Date	Expiration Date
Value-Added Telecommunication Business Operation License	Manyun Software	January 23, 2024	January 5, 2027

Permit for Road Transport Business	Manyun Software	December 31, 2023	December 31, 2025

Value-Added Telecommunication Business Operation License	Manyun Cold Chain	March 30, 2023	September 13, 2026

Permit for Road Transport Business	Manyun Cold Chain	July 19, 2023	July 18, 2027

Approval of the Establishment of Huochebang Microfinance	Huochebang Microfinance	July 13, 2016	N/A

Approval of the Operation of Huochebang Microfinance	Huochebang Microfinance	December 15, 2016	N/A

Permit for Insurance Brokerage Business	Shan’en Insurance	February 20, 2024	March 4, 2027

Permit for Road Transport Business	Shan’en Technology	November 26, 2024	November 25, 2028

Value-Added Telecommunication Business Operation License	Shan’en Technology	August 28, 2023	December 19, 2026

Value-Added Telecommunication Business Operation License	Hainan Manyun Software Technology Co., Ltd, or Hainan Manyun	May 22, 2020	May 22, 2025

Permit for Road Transport Business	Hainan Manyun	May 23, 2024	May 22, 2025

Value-Added Telecommunication Business Operation License	Jiangsu Yunmanman Tongcheng Information Technology Co., Ltd., or Jiangsu Tongcheng	January 23, 2024	November 3, 2027

Permit for Road Transport Business	Jiangsu Tongcheng	September 15, 2023	September 14, 2027

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

According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List, and pursuant to which the foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for making investment in “restricted” industries and the NDRC and the Ministry of Commerce issued the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect on November 1, 2024. The 2024 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2024 Negative List, foreign investors shall not make investments in prohibited industries as specified in the negative list, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Industries not listed in the 2024 Negative List shall be regulated according to the principle of equal treatment of domestic and foreign investments.

Regulations Related to Value-added Telecommunications Services

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of PRC, or the Telecommunications Regulations, as promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, and define the “value-added telecommunications services” as “telecommunications and information services provided through public networks”. The State Council The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the State Council on September 25, 2000 and most recently amended December 6, 2024, classifies internet information services into “commercial internet information services” which refers to the provision with charge of payment of information or website production or other service activities to online users through the internet, and “non-commercial internet information services” which refers to the provision with free of charge of information that lying in the public domain and can be assessed by online users through the internet. The ICP Measures provides that a commercial internet information services provider must procure a value-added telecommunications business operating license from the appropriate telecommunications authorities.

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

Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2024 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in e-commerce operation business, domestic multi-party communication business, information storage and re-transmission business or call center business. Specially, pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and most recently amended on March 29, 2022, the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%.

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

On April 2, 2024, the MOT published Specifications for road freight service on online platform. These specifications set forth the requirements for platform functions, information verification and registration, service procedures, safety production, cybersecurity, and service evaluation metrics. The specifications apply to road freight transport operations on online platforms and may be used as a reference for road freight information services conducted through online platforms.

Regulations Related to Online Sale of Refined Oil

On January 27, 2025, the General Office of the State Council promulgated the Opinions of the General Office of the State Council on Promoting High-quality Development in Refined Oil Distribution, or the Refined Oil Distribution Opinions, pursuant to which e-commerce platforms shall not provide services for the publication of refined oil sales information by operators on their platforms. Refined oil retail operation qualification licensing shall be carried out in a standardized and orderly manner, ensuring one license per station. The issuance of refined oil retail operation licenses to e-commerce platforms is prohibited. Any licenses already issued shall be rectified by the issuing authorities within six months from the date of the release of the Refined Oil Distribution Opinions. Our relevant business may need to be adjusted in accordance with this regulation.

Regulations Related to Credit Solutions

Regulations on Small Loan Business

In May 2008, the China Banking Regulatory Commission, or the CBRC, which is the predecessor of the the National Administration of Financial Regulation, or the NAFR and the People’s Bank of China, or the PBOC, jointly promulgated the Guidance on the Pilot Operation of Small Loan Companies, or the Pilot Guidance, pursuant to which a micro credit company is a company that specializes in operating a micro-loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a small loan company is subject to the approval of the competent government authority at the provincial level. Furthermore, the balance of the capital borrowed by a small loan company from financial institutions must not exceed 50% of the net capital of such small loan company. With respect to the grant of credit, small loan companies are required to adhere to the principle of “small sum and decentralization” and the outstanding balance of the loans granted by a small loan company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a small loan company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Small loan companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the Pilot Guidance, small loan companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment loss. Small loan companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

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

On December 31, 2024, the NAFR published the Interim Measures for the Supervision and Administration of Small Loan Companies, which aim to regulate the behavior of small loan companies, strengthen supervision and administration, prevent and resolve risks, and promote the steady operation and sound development of small loan companies. Pursuant to the Supervision and Administration of Small Loan Companies, the balance of loans granted by online small loan companies to a single household for consumption shall not exceed RMB200,000, and the balance of loans granted to a single household for production and business operations shall not exceed RMB10 million.

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

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Regulations, define “financing guarantee” the activities where a guarantor provides guarantee for debt financing such as borrowings or debentures of a debtor, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to suspend its operation, confiscation of illegal gains and fines between RMB500,000 and RMB1,000,000. The Financing Guarantee Regulations further states that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

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

Regulations on Insurance Brokerage

The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the China Insurance Regulatory Commission, or the CIRC, which is the predecessor of the NAFR, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance brokerage.

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

Regulations on Online Payment

On June 14, 2010, the PBOC promulgated the Administrative Measures of People’s Bank of China on Payment Services of Non-financial Institutions, or the Payment Services Measures, which was latest amended on April 29, 2020. According to the Payment Services Measures a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without this license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities and without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form. However, on July 9, 2024, the PBOC promulgated the Detailed Rules for the Implementation of the Regulation on the Supervision and Administration of Non-Banking Payment Institutions, which took effect and replaced the Payment Services Measures on July 9, 2024. According to these rules, non-banking payment institutions shall adhere to the principles of honesty and trustworthiness, legality and compliance, and security and efficiency in the provision of services. They shall not handle administrative licensing items by fraud, concealment, use of non-self-owned funds, or other improper means, and they are strictly prohibited from reselling, leasing, or lending the payment business permit. Any non-financial institution or individual engaged in the payment business without legal approval may be ordered to cease operations and be subject to administrative sanctions and even criminal liabilities.

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

Regulations Related to Advertising Services

On October 27, 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, as amended on April 24, 2015, October 26, 2018 and most recently on April 29, 2021. The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for industry and commerce at and above the county level are in charge of supervision and administration of advertising.

Besides, on February 25, 2023, the SAMR promulgated the Administrative Measures for Internet Advertising, or the Internet Advertising Measure, which became effective on May 1, 2023. The Internet Advertising Measure outlines the requirements that advertisers shall meet while operating advertising business online.

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

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, competent departments and administration departments of each important industry and field, or the Protection Departments, shall be responsible to formulate determination rules and determine the critical information infrastructure operator in the respective important industry or field. The result of the determination of critical information infrastructure operator shall be informed to the operator.

On November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specified that data processor who seeks to go public in Hong Kong, which affects or may affect national security, shall apply for cybersecurity review.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. Pursuant to the Regulations on Network Data Security Management, network data processors carry out network data processing activities that affect or may affect national security, shall apply for cybersecurity review. Network data processors shall establish and perfect their emergency response plan for network data security incidents. In the case of a network data security incident, the network data processors shall activate its emergency response plan forthwith, with measures taken to prevent the expansion of the harm and to eliminate the potential security hazard and report the same to the competent authority as required.

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

On November 25, 2022, the CAC, MIIT and the Ministry of Public Security promulgated the Administrative Provisions on Deep Synthesis of Internet Information Service, which took effect on January 10, 2023. The “deep synthesis technology” provided in such provisions refers to the technology to generate text, graphics, radio, video, virtual scenes, among others, with the use of deep learning and virtual reality. The measures emphasize that the deep synthesis services shall not be utilized for illegal activities prohibited by laws and regulations, and specifically, the related providers of such deep synthesis services shall (i) establish and improve control systems in regard to user registration, algorithm review, technological ethic review, information public review, data security, personal information protection, anti-telecom and online fraud, emergency disposal, etc. and hold safe and controlled technical protection measures; (ii) formulate and publicize related management rules and platform pacts, improve service agreements, perform management responsibilities in accordance with laws and agreements, and inform with explicit methods the technical supporters and users of the deep synthesis of their respective information safety obligations.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which amended the Security Assessment Measures and further clarified the circumstances under which the security assessment of cross-border data transfer shall be applied for: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1,000,000 people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment or enter into a standard contract with overseas recipients for provision of personal information abroad if (i) such data processor, other than a critical information infrastructure operator, provides no less than 100,000 but no more than 1 million persons’ personal information (excluding sensitive personal information) abroad, or (ii) no more than 10,000 persons’ sensitive personal information abroad, accumulatively as of January 1 of the current year.

On April 24, 2023, the PRC Ministry of Transport published the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure, which stipulates that the Ministry of Transport shall formulate and improve the rules for identification of highway and waterway critical information infrastructure, considering following factors: (i) the degree of importance of network facilities and information systems for key core business of highway and waterway; (ii) whether network facilities, information systems, etc., store or process core national data, and the degree of potential harm in the event of destruction or disfunction of network facilities and information systems, or data leakage; and (iii) the relevant impact to other industries and fields.

On September 24, 2024, the State Council promulgated the Administration Regulations on Cyber Data Security, which came into effect on January 1, 2025. The Administration Regulations on Cyber Data Security reiterate and refine the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, cyber data cross-border transfer management, and the responsibilities of online platform service providers. In particular, the Administration Regulations on Cyber Data Security provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations.

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

On August 20, 2021, the SCNPC promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) purpose of processing personal information, processing method, type of personal information processed, and retention period; (iii) methods and procedures for individuals to exercise their rights under this law; and (iv) other matters that should be notified as required by laws and administrative regulations. Personal information processors should also take the following measures to ensure that personal information processing activities comply with laws and administrative regulations based on the processing purpose, processing methods, types of personal information, impact on personal rights and interests, and possible security risks, etc., and to prevent unauthorized access and personal information leakage, tampering, and loss: (i) formulate internal management systems and operating procedures; (ii) implement classified management of personal information; (iii) adopt corresponding security technical measures such as encryption and de-identification; (iv) reasonably determine the operating authority for personal information processing, and regularly conduct safety education and training for practitioners; (v) formulate and organize the implementation of emergency plans for personal information security incidents; and (vi) other measures stipulated by laws and administrative regulations. Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfill the personal information protection obligations hereunder, the department performing personal information protection duties shall order corrections, give warnings, confiscate illegal gains, and apply programs for illegal processing of personal information, order to suspend or terminate the provision of services; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB100,000. If the aforesaid illegal act and the circumstances are serious, the department performing personal information protection duties at or above the provincial level shall order the personal information processor to make corrections, confiscate the illegal gains, and impose a fine less than RMB50 million or less than 5% of the previous year’s turnover. It can also order the suspension of relevant business or suspend business for rectification, notify the relevant competent authority to revoke the relevant permits or the business license; impose a fine of RMB100,000 up to RMB1 million on the directly responsible person in charge and other directly responsible personnel, and may decide to prohibit he/she serves as a director, supervisor, senior manager and person in charge of personal information protection of related companies within a certain period of time.

Pursuant to the Regulations on Network Data Security Management, when providing other network data processors with personal information and important data or entrusts other network data processors to process personal information and important data, a network data processor shall, by contract or otherwise, agree with the network data recipient on the processing purpose, method and scope as well as the security protection obligations of the network data recipient, and supervise the network data recipient’s performance of such obligations. Records of the personal information and important data provided to other network data processors or the processing of such personal information and important data upon entrustment shall be kept for at least three years.

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

Regulations Related to Taxation

Regulations on Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018, respectively, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which was most recently amended on December 6, 2024. Under these laws and regulations, or the EIT Law, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

The Organization for Economic Cooperation and Development (“OECD”) introduced a framework for the implementation of a 15% global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation.

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

Regulations Related to Anti-Monopoly and Anti-unfair Competition

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

On May 6, 2024, the SAMR promulgated the Interim Provisions Against Unfair Competition in Cyberspace. The Interim Provisions Against Unfair Competition in Cyberspace stipulates that a platform operator shall strengthen the standardization and management of competition acts within the platform, and shall take necessary disposal measures in a timely manner, keep relevant records, and report to the local administration for market regulation at or above the county level of the place where the platform operator is domiciled in accordance with the regulations if it is found that an operator using the platform has adopted an unfair competition method, has illegally sold goods or provided services, or has infringed upon the lawful rights and interests of consumers. The record shall be kept for a period of not less than three years from the date on which the disposal measures are taken.

On June 6, 2024, the State Council promulgated the Regulations on Fair Competition Review, which became effective on August 1, 2024. Pursuant to the Regulations on Fair Competition Review, unless supported by any law or administrative regulation or approved by the State Council, any policy or measure drafted by a drafting entity shall not include any of the following circumstances affecting the production and operation costs: (i) granting tax preferences to specific operators; (ii) granting selective or differentiated fiscal rewards or subsidies policies to specific operators; (iii) granting preferential treatments to specific operators in terms of access to factors, administrative fees, government funds, and social insurance premiums, etc.; and (iv) other circumstances that affect the production and operation costs.

On February 28, 2025, the SAMR promulgated the Implementing Measures of the Regulation on Fair Competition Reviews, which will be effective on April 20, 2025. Pursuant to the Implementing Measures of the Regulation on Fair Competition Reviews, the SAMR is responsible for guiding the implementation of the fair competition review system and urging relevant departments and local authorities to carry out fair competition reviews.

Please see “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business and Industry— The profitability of the Group’s freight brokerage service has been and is expected to continue to be reliant upon, among others, grants provided by local government authorities. If the Group cannot continue to receive such grants, its freight brokerage service and its contribution to the Group’s financial performance may be materially and adversely affected” and “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Business and Industry—Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect the Group’s business, financial condition, or operating results.”

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

On February 17, 2023, the CSRC released the New Regulations on Filing, and published the answers to reporters’ questions and an announcement about filing management arrangements. According to the announcement, overseas public enterprises shall be deemed as stock enterprises and no immediate filing is required for such enterprises, however subsequent filings should be made as required if refinancing and other filing matters are occurred. Under New Regulations on Filing, subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed, and if the subsequent securities offerings is conducted in other overseas markets than where is has offered and listed, then it shall be filed with the CSRC within three working days after the relevant application is submitted overseas. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means and where overseas applications documents are not required, the listed company shall file with CSRC within three working days after the first public disclosure of the specifics of the transaction. In addition, overseas public enterprises shall submit a report to CSRC within three working days after the occurrence and public disclosure of following material events, including (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment; (4) voluntary or mandatory delisting.

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

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2024. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

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

(8)	Include nine insignificant subsidiaries that are wholly-owned by Jiangsu Yunmanman.
(9)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(10)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(11)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(12)	Include eight insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
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

(14)	Guiyang Huochebang and FTA Information hold 83.8% and 16.2% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(15)	Include eleven insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(16)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

On January 2, 2025, Yixing Manxian, Manyun Cold Chain and its shareholders entered into amended and restated contractual arrangements due to changes in ownership structure of Yixing Manxian and Manyun Cold Chain. Currently, the Group VIEs are Manyun Software, Shan’en Technology and Manyun Cold Chain.

Contractual Arrangements with the Group VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services. We are a company registered in the Cayman Islands. See “—B. Business Overview — Regulatory Matters—Regulations Related to Foreign Investment.” Jiangsu Yunmanman, FTA Information and Nanjing Manxianxian (which is the parent of Yixing Manxian) are considered as foreign-invested enterprises. We effectively control our Group VIEs through these contractual arrangements, as described in more detail below, which collectively enables us to:

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

However, there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations related to the contractual arrangements. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the Group VIEs and their shareholders to conduct a substantial part of the Group’s operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

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

On May 24, 2022, Yixing Manxian (as pledgee), Manyun Cold Chain and its shareholders entered into an equity interest pledge agreement, as amended and restated on January 2, 2025, pursuant to which each shareholder of Manyun Cold Chain has pledged all of such shareholder’s equity interest in Manyun Cold Chain as a security interest, as applicable, to respectively guarantee Manyun Cold Chain and its shareholders’ performance of their obligations under the relevant contractual arrangements. Such agreement contains terms substantially similar to the equity interest pledge agreement described above.

The equity interest pledges by the shareholders of Manyun Software, Shan’en Technology and Manyun Cold Chain pursuant to the respective equity interest pledge agreements have been registered with the relevant local counterpart of the State Administration for Market Regulation, or the SAMR.

Loan Agreements.

Pursuant to the respective loan agreements entered into on May 9, 2023, FTA Information agrees to provide Mr. Peter Hui Zhang and Ms. Guizhen Ma, the shareholders of Shan’en Technology, with loans in the aggregate amount of RMB35 million and RMB15 million, respectively, for the capital contribution to Shan’en Technology. All proceeds from such loans have been used as capital contribution to Shan’en Technology. The term of the loan agreements is ten years, which can be extended upon FTA Information’s request or approval. FTA information has the right to terminate the loan agreements either by giving a 30-day notice to the shareholders or when (i) the shareholders are unable to contribute capital to Shan’en Technology or legally hold his or her equity interests, (ii) the shareholders cease to hold equity interests in Shan’en Technology, (iii) the shareholders become incapacitated or of limited capacity or die, (iv) the shareholders commit any criminal activities, or (v) FTA Information exercises the option under the exclusive option agreement to purchase the equity interests held by the shareholders. FTA Information has the right to request the shareholders of Shan’en Technology to repay the loans within 15 days from the termination date. The repayments can be made in cash or by any other way as agreed by the parties in writing and in compliance with the applicable laws and regulations in the PRC, including but not limited to using the proceeds from transfer of equity interest in Shan’en Technology to FTA Information or a third party designated by FTA Information pursuant to the exclusive option agreement.

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

On May 24, 2022, the spouse of Mr. Peter Hui Zhang, an individual shareholder of Manyun Cold Chain, entered into a spousal consent letter, as amended and restated on January 2, 2025, which contains terms substantially similar to the spousal consent letter described above.

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

On May 24, 2022, each of the shareholders of Manyun Cold Chain executed a power of attorney, as amended and restated on January 2, 2025, to irrevocably authorized Yixing Manxian to exercise certain rights relating to all equity interests held by such shareholder in Manyun Cold Chain during the term of the power of attorney. Each power of attorney contains terms substantially similar to the power of attorney described above.

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

On May 24, 2022, Yixing Manxian and Manyun Cold Chain entered into an exclusive service agreement, pursuant to which Manyun Cold Chain appoints Yixing Manxian as its exclusive services provider to provide Manyun Cold Chain with services related to Manyun Cold Chain’s business and Manyun Cold Chain shall pay Yixing Manxian annual service fees accordingly. On January 2, 2025, Yixing Manxian, Nanjing Manxianxian and Manyun Cold Chain entered into an amended and restated exclusive service agreement, pursuant to which Manyun Cold Chain appoints both Yixing Manxian and Nanjing Manxianxian as its exclusive services providers to provide Manyun Cold Chain with services related to Manyun Cold Chain’s business and Manyun Cold Chain shall pay both Yixing Manxian and Nanjing Manxianxian annual service fees accordingly. Such agreement contains terms substantially similar to the exclusive service agreement described above. The amended and restated exclusive service agreement remains effective from January 2, 2025 unless terminated in writing by Yixing Manxian Manxian and Nanjing Manxianxian.

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

On May 24, 2022, Yixing Manxian, Manyun Cold Chain and its shareholders entered into an exclusive option agreement, as amended and restated on January 2, 2025, pursuant to which Manyun Cold Chain and each of its shareholders have irrevocably granted Yixing Manxian irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Manyun Cold Chain. Such agreement contains terms substantially similar to the exclusive option agreement described above.

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

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2024, an average number of approximately 2.93 million shippers posted shipping orders on the FTA platform each month, and 4.14 million truckers fulfilled shipping orders on the FTA platform in 2024. In 2024, the Group facilitated 197.2 million fulfilled orders.

FTA was formed in 2017 through the business merger of Yunmanman and Huochebang, which were founded in 2013 and 2011, respectively. The Group has over ten years of operational track record, and in the process has accumulated valuable insights, know-how, technology and data, which we believe have provided the Group with a sustainable competitive advantage for its future growth.

The Group’s total net revenues were RMB6,733.6, RMB8,436.2 and RMB11,238.6 million (US$1,539.7 million) in the years ended December 31, 2022, 2023 and 2024, respectively. The Group recorded net income of RMB411.9 million, RMB2,227.1 million and RMB3,123.4 million (US$427.9 million) in 2022, 2023 and 2024, respectively. The Group recorded non-GAAP adjusted net income of RMB1,395.4 million, RMB2,797.0 million and RMB4,020.4 million (US$550.8 million) in 2022, 2023 and 2024, respectively.

Monetization Model

To fulfill our mission to empower enterprises with greater logistics competitiveness, we have built a digital, standardized and smart platform that seamlessly connects shippers and truckers. Scalability and transaction volume are core to the Group’s platform strategy. We aim to create the broadest and deepest logistics network across distance ranges, cargo weights and types and vehicle types to maximize our network effects and provide a better user experience.

The Group grew rapidly in recent years in terms of number of users and transaction volume on the FTA platform. The table below sets forth average shipper MAUs and fulfilled orders for the periods indicated.

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average shipper MAUs (in millions)	1.42	1.53	1.85	1.88	1.75	2.00	2.13	2.24	2.14	2.65	2.84	2.93
Fulfilled orders (in millions)	25.2	27.8	33.5	32.6	30.3	40.2	42.5	45.8	39.3	49.1	51.9	56.9

In addition to the growth of the FTA platform, the Group has introduced various forms of monetization that support the sustainable development of the FTA platform and provide validation for its business model. The Group generates revenue primarily from (i) freight matching services, which include freight listing service, freight brokerage service and transaction service, as well as (ii) various value-added services. The Group’s revenues from freight listing service, freight brokerage service and transaction service are primarily driven by the level of transaction activities on the FTA platform. Set forth below is a description of the Group’s monetization approach towards transaction activities on the FTA platform.

The Group started monetizing freight matching services in 2018 by charging membership fees from frequent shippers for the right to post more shipping orders than non-paying shippers. In the same year, the Group launched freight brokerage service through its consolidated affiliates. The consolidated affiliates enter into shipping contracts with shippers and entrust truckers on the FTA platform to fulfill those shipping orders. After the fulfillment of shipping orders, the FTA platform transfers shippers’ shipping fees to truckers and deduct the FTA platform freight brokerage service fees from shippers’ accounts. The consolidated affiliates earn platform service fee in connection with the freight brokerage service, which is the difference between the service fee collected from shippers and the shipping fee paid to truckers. The consolidated affiliates are obligated to pay the full amount of VAT on the service fee collected from shippers, and they receive grants from local government authorities. The Group takes into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers and truckers, the estimated amount of grants that the Group expects to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform service fee. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage Service.”

Building on the technology and operational know-how developed from the freight listing and brokerage services, the Group subsequently launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through the FTA platform. A key feature of online transaction service is that truckers are required to pay deposits to secure shipping orders, which has helped to improve service quality and increase fulfillment rates. The deposits are paid by truckers to an escrow bank account at a third-party commercial bank and will be released to shipper’ s bank account or refunded to trucker’ s bank account upon completion or cancellation of the relevant transactions, as applicable. The Group also offers shippers the option to track the transactions at each step in real-time. In the second half of 2020, the Group started monetizing online transaction service by collecting transaction service fees from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The amount of transaction service fees is charged based on shipping fee. The Group’s daily average order volume and trucker retention remained stable in these cities since then, demonstrating platform users’ acceptance of such transaction service fees. The Group subsequently started collecting transaction service fees from truckers on selected types of shipping orders originating from certain other cities. In addition, in certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month.

The Group also generates revenue from value-added services that cater to various essential needs of shippers and truckers, including credit solutions, insurance brokerage, electronic toll collection, or ETC, services and energy services, among others.

We believe the Group is at an early stage of monetization, because the Group launched the transaction service fee model for the online transaction service in the second half of 2020. The Group has been rolling out transaction service fees in more cities and ramping up penetration since then. The Group may also explore other revenue models to monetize its online transaction service. As the FTA platform continues to evolve, we believe the Group will be able to achieve revenue growth as it brings incremental value to industry participants.

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

Our Ability to Attract and Retain Shippers and Truckers on the FTA Platform

The FTA platform is a leading digital freight platform in China. With over ten years of operational experience, the Group has accumulated deep industry know-how and data insights, which have enabled the Group to continuously expand its service offerings and enhance user experience on the FTA platform. The FTA platform had approximately 2.93 million shipper MAUs in the fourth quarter of 2024, representing a year-over-year growth of 31.3%, and 4.14 million truckers fulfilled shipping orders on the FTA platform in 2024.

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

As the Group continued to drive user engagement through superior user experience offered by the FTA platform, the Group’s shipper and trucker retention rates remained steady. In the twelve months ended December 31, 2024, the Group’s 12-month retention rate of paying shippers was over 80%, which is calculated by dividing the number of shippers who were both paying members in January 2024 and active shippers in December 2024 by the number of paying members in December 2024. In December 2024, the Group’s next month’s retention rate of truckers was over 85%, which is calculated by dividing the number of truckers who responded to the shipping orders on the FTA platform in both November and December 2024 by the number of truckers who responded to shipping orders on the FTA platform in November 2024.

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

We also plan to broaden the Group’s service offerings to deliver one-stop platform experience to users. In particular, the Group plans to expand dedicated teams to design and develop specialized user experiences and operations for LTL and intra-city services and better serve the unique user needs from these verticals.

Our Ability to Monetize the Group’s Services

The Group’s profitability will depend to a large extent on its ability to monetize the online transaction service of matching shippers with truckers. Historically, the Group’s revenue from its digital freight platform primarily consisted of membership fees from shippers and service fees from shippers using the freight brokerage service. The Group started charging transaction service fees from truckers in the second half of 2020 for selected types of shipments that originated from an initial batch of three cities. We believe this revenue model is supported by our compelling value propositions to both shippers and truckers, and we have introduced this revenue model to additional cities and experienced success in these cities. We believe there are significant opportunities to introduce this revenue model to more cities and raise transaction service fees rate, although our ability to continue to capture such opportunities remains untested. Our efforts to monetize the online transaction service will significantly affect the Group’s results of operations. In addition, we plan to enhance our monetization capability by broadening the Group’s offerings and providing new value-added services and innovative initiatives catering to various essential needs of shippers and truckers on the FTA platform, which may bring us incremental revenue opportunities.

Our Ability to Leverage Our Scale of Business to Manage Operating Costs and Expenses

The Group’s results of operations depend on its ability to manage its costs and expenses. We believe the Group’s marketplace model has significant operating leverage and enables the Group to realize structural cost savings. The Group’s increasing scale of business and synergies across its business lines may lead to lower marginal operating costs and expenses. We believe the Group’s continued investment in technology and infrastructure also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. On the other hand, we may seek to expand the Group’s market share in the LTL and intra-city segments, and the Group may offer more user incentives and incur increased marketing expenses. The Group’s profitability will depend on the cost efficiency of its marketing efforts in relation to some or all of these new initiatives.

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

Components of Results of Operations

Revenues

The Group generates revenues from (i) freight matching services provided through the consolidated affiliates and PRC subsidiaries, and (ii) value-added services primarily provided through our PRC subsidiaries.

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues(1)
Freight matching services	5,661,263	84.1	7,053,525	83.6	9,455,134	1,295,348	84.1
Freight brokerage service	3,360,313	49.9	3,916,409	46.4	4,726,989	647,595	42.1
Freight listing service	761,080	11.3	828,152	9.8	879,489	120,489	7.8
Transaction service(2)	1,539,870	22.9	2,308,964	27.4	3,848,656	527,264	34.2
Value-added services	1,072,381	15.9	1,382,634	16.4	1,783,504	244,339	15.9
Credit solutions	796,356	11.8	1,001,892	11.9	1,341,434	183,776	11.9
Other value-added services	276,025	4.1	380,742	4.5	442,070	60,563	4.0

Total	6,733,644	100.0	8,436,159	100.0	11,238,638	1,539,687	100.0

(1)

The Group recognizes revenue without deducting the related VAT, as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. RMB3,550.9 million, RMB4,172.7 million and RMB5,097.7 million (US$698.4 million) of the Group’s revenues were attributable to VAT in the years ended December 31, 2022, 2023 and 2024, respectively, which were primarily related to VAT charged for freight brokerage service. The gross amount of VAT included in the cost of revenues was RMB4,518.9 million, RMB5,271.1 million and RMB5,996.2 million (US$821.5 million) in the years ended December 31, 2022, 2023 and 2024, respectively, which was primarily related to VAT charged for freight brokerage service.

(2)

Effective from January 1, 2024, the Group renamed “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Other value-added services.” The comparative net revenues for the years ended December 31, 2022 and 2023 have been recast to conform to this presentation. RMB101.2 million from “Freight listing service” and RMB4.7 million from “Other value-added services” were reclassified to “Transaction service” for the year ended December 31, 2023, with corresponding amounts of RMB91.3 million and RMB4.6 million reclassified for the year ended December 31, 2022 under the same methodology.

Freight Matching Services

The Group’s revenue from freight matching services consists of revenues from freight listing service, freight brokerage service and transaction service. The Group provides freight matching services through the consolidated affiliates and PRC subsidiaries.

Freight Listing Service

The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are charged membership fees for the right to post additional orders on the FTA platform beyond such limit. Membership fee is prepaid by shippers registered on the FTA platform for activating their rights of posting additional shipping orders on the platform. Revenue from shippers’ membership fee is recognized on a straight-line basis over the term of the membership period.

Freight Brokerage Service

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

In connection with the freight brokerage service, the consolidated affiliates assume legal obligations to pay VAT that are assessed on the entire selling price of the shipping service and platform service pursuant to the contracts with shippers. The Group’s net revenue from freight brokerage service is recognized without deducting VAT as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. The gross amount of VAT related to freight brokerage service included in the cost of revenues was RMB4,322.8 million, RMB5,006.4 million and RMB5,608.2 million (US$768.3 million) in the years ended December 31, 2022, 2023 and 2024, respectively.

The gross amount of VAT related to freight brokerage service that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in the years ended December 31, 2022, 2023 and 2024. Nevertheless, the consolidated affiliates received grants from local government authorities as an incentive for developing the local economy and business. We take into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers, the estimated amount of government grants that they expect to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform freight brokerage service fee. The amount of government grants was RMB1,979.6 million, RMB2,150.1 million and RMB2,102.8 million (US$288.1 million) in the years ended December 31, 2022, 2023 and 2024, respectively, which was included in the Group’s cost of revenues to offset its VAT obligation. Some local government authorities reduced the amount of such government grants in 2024, and we cannot assure you that the government grants will not continue to decrease in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The profitability of the Group’s freight brokerage service has been and is expected to continue to be reliant upon, among others, grants provided by local government authorities. If the Group cannot continue to receive such grants, its freight brokerage service and its contribution to the Group’s financial performance may be materially and adversely affected.”

The table below illustrates how the Group records revenues and cost of revenues for the freight brokerage service using a hypothetical freight brokerage transaction with a total transaction price of RMB1,068 contracted with the shipper. The numbers in the table are included solely for purposes of better illustrating the nature of the accounting treatment and do not necessarily bear any relationship to the actual numbers in any transaction or set of transactions.

Revenue Recognized in Income Statement	Amount (RMB)	Explanatory note
Shipping fee and platform service fee received from the shipper, including VAT of RMB89 assuming VAT rate of 9%	1,068	VAT is included in the transaction price with the shipper.

Less: shipping fee paid to the trucker	(1,000)	The shipping fee is agreed between the shipper and the trucker.

Net revenue recognized	68(1)	The difference between the amount the consolidated affiliates collect from the shippers and the amount they pay to the truckers is the FTA platform service fee.

Cost of Revenue Recognized in Income Statement(2)	Amount (RMB)	Explanatory note
VAT payable to tax authorities and recorded in cost of revenue	89

Less: Government grants	(36)(3)	The consolidated affiliates receive government grants as an incentive for developing the local economy and business and the amount of government grants may vary across jurisdictions and over time.
VAT net of government grants recognized in cost of revenues	53

(1)	The illustrative example assumes that the service fee remains at a flat rate, whereas in practice the service fee may be adjusted dynamically based on actual circumstances.
(2)	While there are other less significant tax costs associated with an actual freight brokerage transaction, only government grants are included in the calculation above.
(3)	Estimated based on the amount of government grants that the Group received in recent periods, which is subject to change.

Transaction Service

The Group charges transaction service fees from truckers when they take orders originating from certain cities. The transaction service fee charged for an order is computed based on the shipping fee of such shipping order. The transaction service fee is recognized as revenue upon the shipper and the trucker reach an agreement.

In certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month. Revenue from truckers’ membership fee is recognized on a straight-line basis over the term of the membership period. Such fees were previously classified under “Freight listing service” and re-classified under “Transaction service” in 2024.

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

Credit Solutions

The Group’s credit solutions consist of (i) on-balance sheet loans, which are funded by our small loan company and (ii) off-balance sheet loans, which are funded by our institutional funding partners. The Group generates (i) interest revenue from on-balance sheet loans that are funded by us through our small loan company and (ii) revenue from loan facilitation, post-origination and guarantee services from off-balance sheet loans. Currently, a major portion of our cash loans to truckers and working capital loans to shippers are on-balance sheet loans, and a small portion of cash loans to truckers are off-balance sheet loans. Historically, the Group also funded on-balance sheet loans through trusts established by us. Such arrangement was terminated in March 2022. As of December 31, 2024, the total outstanding balance of the on-balance sheet loans was RMB4,199.6 million (US$575.3 million).

The Group guarantees off-balance sheet loans facilitated by it. As of December 31, 2024, the amount of guarantee liabilities in relation to the Group’s loan guarantee arrangements was immaterial.

Other Value-Added Services

The Group generates revenue from other value-added services by charging (i) commissions from insurance companies for facilitating the sale of insurance policies to shippers and truckers, (ii) service fees from highway authorities for promoting ETC cards to truckers and service fees from truckers for account top-up, (iii) service fees from gas station operators for generating sales leads or facilitating sale of fuel and (iv) service fees derived from innovative businesses.

Incentives Provided to the Shippers and Truckers

The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. For incentives which are recorded as reduction of revenue (including deferred revenue, if any), if characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis within a given period, the amount of the cumulative shortfall is re-characterized as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. Consideration paid to customers are recorded as sales and marketing expenses if we receive a distinct service in exchange and the consideration paid is at or below the fair value of the service received.

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

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
VAT, related tax surcharges and other tax costs, net of grants from government authorities(1)	3,167,807	47.1	3,693,516	43.8	4,584,433	628,065	40.8
Payroll and related expenses for employees	134,572	2.0	161,908	1.9	207,954	28,490	1.9
Technology service fee	130,110	1.9	155,175	1.8	209,754	28,736	1.9
Commission fee paid to third-party payment platform	74,352	1.1	101,428	1.2	83,688	11,465	0.7
Funding costs related to credit solution services	1,981	0.0	—	—	—	—	—
Others	5,729	0.1	6,989	0.1	14,729	2,018	0.1

Total	3,514,551	52.2	4,119,016	48.8	5,100,558	698,774	45.4

(1)

In the years ended December 31, 2022, 2023 and 2024, the gross amount of VAT was RMB4,518.9 million, RMB5,271.1 million and RMB5,996.2 million (US$821.5 million), respectively, of which RMB4,322.8 million, RMB5,006.4 million and RMB5,608.2 million (US$768.3 million) was related to freight brokerage service; the amount of related tax surcharges and other tax costs was RMB928.1 million, RMB893.4 million and RMB1,039.6 million (US$142.4 million), respectively, substantially all of which was related to freight brokerage service; the amount of government grants from government authorities was RMB2,279.2 million, RMB2,471.0 million and RMB2,451.4 million (US$335.8 million), respectively, substantially all of which was related to freight brokerage service.

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

General and Administrative Expenses

The Group’s general and administrative expenses mainly consist of (i) compensation costs for executive management and administrative employees, (ii) daily operating expenses relating to administrative functions and (iii) provision for settlement in principle of U.S. securities class action, which is non-recurring.

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

The Group recognized share-based compensation expense of RMB919.3 million, RMB441.8 million and RMB496.6 million (US$68.0 million) in the years ended December 31, 2022, 2023 and 2024, respectively, representing 13.7%, 5.2% and 4.4% of the Group’s revenues in those respective periods. The following table sets forth a breakdown of share-based compensation expense by function for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	809,194	297,469	348,400	47,731
Sales and marketing expenses	39,771	55,503	50,109	6,865
Research and development expenses	63,884	80,279	87,012	11,921
Cost of revenues	6,406	8,576	11,118	1,523

Total	919,255	441,827	496,639	68,040

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

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the Ministry of Finance and State Taxation Administration announced to implement the policy of raising pre-tax deduction ratios for research and development expenses from 175% to 200% for eligible industry enterprises on a long-term basis starting from January 1, 2023.

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

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated affiliate. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs and VIEs’ subsidiaries without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIEs and VIEs’ subsidiaries given that the Group will ultimately use the means.

The Organization for Economic Cooperation and Development (“OECD”) introduced a framework for the implementation of a 15% global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation. Based on current available legislation, Pillar Two did not have a material tax impact for fiscal year 2024, and the Group will continue to monitor the developments and evaluate the potential impact of Pillar Two in the future.

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

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues (including value-added taxes, “VAT”, of RMB3,550.9 million, RMB4,172.7 million and RMB5,097.7 million for the years ended December 31, 2022, 2023 and 2024, respectively)	6,733,644	100.0	8,436,159	100.0	11,238,638	1,539,687	100.0

Cost of revenues (including VAT net of government grants, of RMB2,539.3 million, RMB3,121.0 million and RMB3,893.4 million for the years ended December 31, 2022, 2023 and 2024, respectively)	(3,514,551)	(52.2)	(4,119,016)	(48.8)	(5,100,558)	(698,774)	(45.4)
Sales and marketing expenses	(902,269)	(13.4)	(1,239,191)	(14.7)	(1,596,763)	(218,756)	(14.2)
General and administrative expenses	(1,417,933)	(21.1)	(937,677)	(11.1)	(913,763)	(125,185)	(8.1)
Research and development expenses	(914,151)	(13.6)	(946,635)	(11.2)	(880,016)	(120,562)	(7.8)
Provision for loans receivables	(194,272)	(2.9)	(234,599)	(2.8)	(296,528)	(40,624)	(2.6)
Total operating expenses	(6,943,176)	(103.1)	(7,477,118)	(88.6)	(8,787,628)	(1,203,901)	(78.1)

Other operating income	47,530	0.7	38,388	0.5	23,970	3,284	0.2
(Loss)/income from operations	(162,002)	(2.4)	997,429	11.9	2,474,980	339,070	22.1

Other income (expense):
Interest income	483,658	7.2	1,141,861	13.5	1,073,434	147,060	9.6
Interest expenses	(175)	(0.0)	—	—	—	—	—
Foreign exchange gain (loss)	15,048	0.2	(2,149)	(0.0)	8,004	1,097	0.1
Investment income	5,411	0.1	55,621	0.7	54,785	7,506	0.5
Unrealized (losses) gains from fair value changes of investments and derivative assets	(63,390)	(0.9)	12,938	0.2	(20,904)	(2,864)	(0.2)
Other income, net	230,631	3.4	130,264	1.5	128,152	17,557	1.1
Impairment loss	—	—	—	—	(352,742)	(48,325)	(3.1)
Share of loss in equity method investees	(1,246)	(0.0)	(2,067)	(0.0)	(2,861)	(392)	(0.0)
Total other income	669,937	9.9	1,336,468	15.9	887,868	121,639	8.0

Net income before income tax	507,935	7.5	2,333,897	27.8	3,362,848	460,709	30.1

Income tax expense	(96,035)	(1.4)	(106,804)	(1.3)	(239,411)	(32,799)	(2.1)
Net income	411,900	6.1	2,227,093	26.5	3,123,437	427,910	28.0

Year Ended December 31, 2024 Compared To Year Ended December 31, 2023

Revenues

The Group recorded revenues of RMB8,436.2 million and RMB11,238.6 million (US$1,539.7 million) in 2023 and 2024, respectively. VAT are included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that the Group is the primary obligor of the VAT in the PRC. RMB4,172.7 million and RMB5,097.7 million (US$698.4 million) of the Group’s revenues were attributable to VAT in 2023 and 2024, respectively, which were primarily related to VAT charged for freight brokerage service, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which the consolidated affiliates act as agents) and the platform service fees earned by the Group.

Revenues from freight matching services increased by 34.0% from RMB7,053.5 million in 2023 to RMB9,455.1 million (US$1,295.3 million) in 2024 due to the rapid growth of transaction service.

•

Revenue from freight brokerage service increased by 20.7% from RMB3,916.4 million in 2023 to RMB4,727.0 million (US$647.6 million) in 2024, primarily driven by an increase in transaction volume as a result of improved user penetration.

•

Revenue from freight listing service(1) increased by 6.2% from RMB828.2 million in 2023 to RMB879.5 million (US$120.5 million) in 2024, primarily attributable to the growing number of total paying members.

•

Revenue from transaction service(1) increased by 66.7% from RMB2,309.0 million in 2023 to RMB3,848.7 million (US$527.3 million) in 2024, primarily driven by increases in order volume and per-order transaction service fee.

Revenues from value-added services increased by 29.0% from RMB1,382.6 million in 2023 to RMB1,783.5 million (US$244.3 million) in 2024, attributable to an increase in revenues from credit solutions and other value-added services.

•

Revenues from credit solutions increased by 33.9% from RMB1,001.9 million in 2023 to RMB1,341.4 million (US$183.8 million) in 2024, primarily due to an increase in the amount of loans funded and facilitated by the Group to address market demand.

•

Revenues from other value-added services(1) increased by 16.1% from RMB380.7 million in 2023 to RMB442.1 million (US$60.6 million) in 2024, primarily due to our ability to provide diversified value added services.

(1)

Effective from January 1, 2024, the Group renamed “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Other value-added services.” The comparative net revenues for the year ended December 31, 2023 have been recast to conform to this presentation. RMB101.2 million from “Freight listing service” and RMB4.7 million from “Other value-added services” were reclassified to “Transaction service” for the year ended December 31, 2023.

Cost of Revenues

The Group’s cost of revenues increased by 23.8% from RMB4,119.0 million in 2023 to RMB5,100.6 million (US$698.8 million) in 2024. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities.

VAT, related tax surcharges and other tax costs, net of grants from government authorities increased by 24.1% from RMB3,693.5 million in 2023 to RMB4,584.4 million (US$628.1 million) in 2024, primarily due to an increase in tax costs net of government grants related to the Group’s freight brokerage service.

Payroll and related expenses for employees increased by 28.4% from RMB161.9 million in 2023 to RMB208.0 million (US$28.5 million) in 2024, primarily attributable to an increase in salary and benefits expenses as a result of an increase in the customer service and operation headcount in order to improve our customers’ experience.

Technology service fee increased by 35.2% from RMB155.2 million in 2023 to RMB209.8 million (US$28.7 million) in 2024, primarily attributable to expanded business operations which necessitated higher expenditures on cloud infrastructure and enhanced technology service capabilities to support scaling demands.

Commission fee paid to third-party payment platform decreased by 17.5% from RMB101.4 million in 2023 to RMB83.7 million (US$11.5 million) in 2024, primarily attributable to lower average commission fee rates and an increase in fee rebate from third-party payment platforms, partially offset by higher transaction volume on the FTA platform.

Sales and Marketing Expenses

The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Sales and marketing expenses	1,239,191	14.7	1,596,763	218,756	14.2
Share-based compensation expense included in sales and marketing expenses	55,503	0.7	50,109	6,865	0.4

The Group’s sales and marketing expenses increased by 28.9% from RMB1,239.2 million in 2023 to RMB1,596.8 million (US$218.8 million) in 2024, and the Group’s sales and marketing expenses as a percentage of its net revenues decreased from 14.7% to 14.2% during the same period. The increase in absolute amount was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses

The table below sets forth general and administrative expenses, as well as share-based compensation expenses in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
General and administrative expenses	937,677	11.1	913,763	125,185	8.1
Share-based compensation expense included in general and administrative expenses	297,469	3.5	348,400	47,731	3.1

The Group’s general and administrative expenses decreased by 2.6% from RMB937.7 million in 2023 to RMB913.8 million (US$125.2 million) in 2024, and the Group’s general and administrative expenses as a percentage of its net revenues decreased from 11.1% to 8.1% during the same period. The decrease in absolute amount was primarily due to settlement in principle by us of certain U.S. securities class action claims in 2023, partially offset by higher share-based compensation expenses. Please see “—B. Liquidity and Capital Resources—Contingent Liabilities” for details.

Research and Development Expenses

The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Research and development expenses	946,635	11.2	880,016	120,562	7.8
Share-based compensation expense included in research and development expenses	80,279	1.0	87,012	11,921	0.8

The Group’s research and development expenses decreased by 7.0% from RMB946.6 million in 2023 to RMB880.0 million (US$120.6 million) in 2024, primarily due to lower salary and benefits expenses. The Group’s research and development expenses as a percentage of its net revenues decreased from 11.2% to 7.8% during the same period.

Provision for Loans Receivables

The Group’s provision for loans receivables increased by 26.4% from RMB234.6 million in 2023 to RMB296.5 million (US$40.6 million) in 2024 due to an increase in loan volume.

Other Operating Income

The Group’s other operating income decreased by 37.6% from RMB38.4 million in 2023 to RMB24.0 million (US$3.3 million) in 2024, primarily attributable to a decrease in subsidies received from local governments.

Interest Income

The Group recognized interest income of RMB1,073.4 million (US$147.1 million) in 2024, as compared to RMB1,141.9 million in 2023, primarily due to a decrease in the average balance of our USD-denominated deposits.

Investment Income

The Group recognized investment income of RMB55.6 million and RMB54.8 million (US$7.5 million) in 2023 and 2024, respectively, which was primarily related to the maturity of the Group’s short-term investments.

Unrealized (Losses) Gains from Fair Value Changes of Investments and Derivative Assets

The Group recognized losses from fair value changes of investments of RMB20.9 million (US$2.9 million) in 2024, as compared to gains of RMB12.9 million in 2023. The losses in 2024 were primarily driven by the fair value changes in the Group’s investments.

Other Income, Net

The Group recognized other income, net of RMB130.3 million and RMB128.2 million (US$17.6 million) in 2023 and 2024, respectively, primarily attributable to the ADR fee income received from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. The depositary bank may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For details of fees received from the depositary bank, please refer to “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares”.

Impairment loss

The Group recognized impairment loss of nil and RMB352.7 million (US$48.3 million) in 2023 and 2024, respectively, which was primarily related to credit impairment on investments in certain investee that could not meet the shareholders’ redemption requests due to insufficient funds resulting from operational underperformance

Income Tax Expense

The Group recognized income tax expense of RMB239.4 million (US$32.8 million) in 2024, as compared to income tax expense of RMB106.8 million in 2023. The increase was primarily attributable to an increase in tax expenses due to the growth of the Group’s net income before income tax, partially offset by a decrease in withholding tax of RMB16.2 million (US$2.2 million) on taxable interest income in the PRC.

Net Income

As a result of the foregoing, net income of the Group increased from RMB2,227.1 million in 2023 to RMB3,123.4 million (US$427.9 million) in 2024.

Year Ended December 31, 2023 Compared To Year Ended December 31, 2022

For a discussion of the Group’s results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 15, 2024.

Non-GAAP Financial Measures

In evaluating the Group’s business, we consider and use non-GAAP adjusted operating income and non-GAAP adjusted net income, each a non-GAAP financial measure, as supplemental measures to review and assess the Group’s operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP adjusted operating income as (loss)/income from operations excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to acquisitions and (iv) settlement in principle of U.S. securities class action. We define non-GAAP adjusted net income as net income excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to acquisitions, (iv) settlement in principle of U.S. securities class action, which is non-recurring, (v) impairment loss of long-term investment and (vi) tax effects of non-GAAP adjustments.

With respect to amortization of intangible assets resulting from business acquisitions, the relevant intangible assets were recorded as part of purchase accounting and contribute to revenue generation of the Group. Amortization of intangible assets resulting from business acquisitions will recur in future periods until such intangible assets have been fully amortized.

We present non-GAAP financial measures because they are used by our management to evaluate the Group’s operating performance and formulate business plans. The Group’s non-GAAP financial measures enable our management to assess the Group’s operating results without considering the impact of (i) share-based compensation expense, amortization of intangible assets resulting from business acquisitions and impairment loss of long-term investment, which are non-cash charges and (ii) compensation cost incurred in relation to acquisitions and settlement in principle of U.S. securities class action, which are non-recurring charges. We also believe that the use of non-GAAP measures facilitates investors’ assessment of the Group’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The Group’s non-GAAP financial measures do not reflect all items of expense that affect the Group’s operations.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income and non-GAAP adjusted net income should not be considered in isolation or construed as an alternative to operating (loss)/income and net income or any other measure of performance or as an indicator of the Group’s operating performance. The Group’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

The following table reconciles the Group’s unaudited non-GAAP adjusted operating income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is (loss)/income from operations.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
(Loss) income from operations	(162,002)	997,429	2,474,980	339,070
Add:
Share-based compensation expense	919,255	441,827	496,639	68,040
Amortization of intangible assets resulting from business acquisitions	56,484	52,084	52,084	7,135
Compensation cost incurred in relation to acquisitions	21,914	17,124	8,562	1,173
Settlement in principle of U.S. securities class action	—	71,900	—	—

Non-GAAP adjusted operating income	835,651	1,580,364	3,032,265	415,418

The following table reconciles the Group’s unaudited non-GAAP adjusted net income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net income	411,900	2,227,093	3,123,437	427,910
Add:
Share-based compensation expense	919,255	441,827	496,639	68,040
Amortization of intangible assets resulting from business acquisitions	56,484	52,084	52,084	7,135
Compensation cost incurred in relation to acquisitions	21,914	17,124	8,562	1,173
Settlement in principle of U.S. securities class action	—	71,900	—	—
Impairment loss of long-term investment	—	—	352,742	48,325
Tax effects of non-GAAP adjustments(1)	(14,120)	(13,021)	(13,020)	(1,784)
Non-GAAP adjusted net income	1,395,433	2,797,007	4,020,444	550,799

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares (prior to our initial public offering), issuance of ordinary shares and bank borrowings, which have historically been sufficient to meet the Group’s working capital and capital expenditure requirements. As of December 31, 2024, the Group had cash and cash equivalents of RMB5,810.3 million (US$796.0 million), as compared to cash and cash equivalents of RMB6,770.9 million as of December 31, 2023. The decrease was primarily due to purchase of short-term and long-term investments, cash dividends and share repurchase, partially offset by cash generated from our operating activities and prceeds received from investors of a subsidiary of the Group.

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

The following table sets forth a summary of the locations of the Group’s cash and cash equivalents as of December 31, 2024:

As of December 31, 2024
(in thousands)
Cash located outside of the PRC
— in U.S. dollars	US$249,178
— in HK dollars	HK$1,928 (US$248)(1)
— in SGP dollars	S$900 (US$659)(2)
— in RMB	RMB331,293 (US$45,387)
Cash located in the PRC
— held by our subsidiaries in U.S. dollars	US$399
— held by our subsidiaries in RMB	RMB2,541,769 (US$348,221)
— held by the Group VIEs and their subsidiaries in RMB	RMB1,136,649 (US$155,720)

(1)

The translations from HK dollars to U.S. dollars were made at a rate of HK$7.7677 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

(2)

The translations from SGP dollars to U.S. dollars were made at a rate of S$1.3662 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/ provided by operating activities	(15,520)	2,269,646	2,970,125	406,908
Net cash provided by/ (used in) investing activities	2,131,221	553,739	(2,419,636)	(331,488)
Net cash used in financing activities	(1,330,175)	(1,167,002)	(1,519,745)	(208,204)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	71,932	18,954	23,728	3,247

Operating Activities

Net cash provided by operating activities was RMB2,970.1 million (US$406.9 million) in 2024, primarily due to net income of RMB3,123.4 million (US$427.9 million), adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) increases in income tax payable and other tax payable of RMB295.1 million (US$40.4 million), (ii) a decrease in other non-current assets of RMB90.6 million (US$12.4 million) primarily relating to a decrease in long-term interest receivable, and (iii) a decrease in deferred tax assets of RMB56.2 million (US$7.7 million). The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivables of RMB975.1 million (US$133.6 million) as the Group funded more loans originated on the FTA platform, (ii) a decrease in accrued expenses and other current liabilities of RMB605.2 million (US$82.9 million) primarily due to a decrease in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services, and (iii) an increase in prepayments and other current assets of RMB252.8 million (US$34.6 million) primarily due to increases in interest receivables and VAT recoverable, partially offset by a decrease in government grants receivable relating to the Group’s freight brokerage service. The amount was further adjusted to add back (i) share-based compensation of RMB496.6 million (US$68.0 million), (ii) impairment loss of RMB352.7 million (US$48.3 million) primarily relating to credit impairment on the Group’s investments in certain investee that could not meet the shareholders’ redemption requests due to insufficient funds resulting from operational underperformance, (iii) provision for loans receivable of RMB296.5 million (US$40.6 million) and (iv) depreciation and amortization of RMB77.9 million (US$10.7 million).

Net cash provided by operating activities was RMB2,269.6 million in 2023, primarily due to net income of RMB2,227.1 million, adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB295.6 million primarily relating to an increase in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services, (ii) a decrease in prepayments and other current assets of RMB163.2 million primarily due to a decrease in the Group’s investments in short-term wealth management products as the Group allocated more resources to long-term investments, (iii) an increase in income tax payable and other tax payable of RMB165.7 million and (iv) an increase in prepayments for freight listing fees and other service fees of RMB86.8 million. The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivables of RMB1,107.2 million as the Group funded more loans originated on the FTA platform, (ii) an increase in deferred tax assets of RMB107.6 million and (iii) an increase in other non-current assets of RMB183.8 million primarily due to an increase in long-term interest receivable. The amount was further adjusted by (i) share-based compensation of RMB441.8 million, (ii) provision for loans receivable of RMB234.6 million and (iii) depreciation and amortization of RMB74.7 million.

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

Investing Activities

Net cash used in investing activities was RMB2,419.6 million (US$331.5 million) in 2024, primarily attributable to (i) cash paid for long-term investments of RMB12,362.9 million (US$1,693.7 million), which were primarily long-term time deposits, wealth management products and convertible note issued by related parties, partially offset by net cash of RMB10,017.5 million (US$1,372.4 million) generated from maturity of short-term investments after deducting the cash paid for short-term investments, and (ii) purchases of property and equipment, land use rights and intangible assets of RMB75.0 million (US$10.3 million).

Net cash provided by investing activities was RMB553.7 million in 2023, primarily attributable to maturity of short-term investments of RMB21,594.7 million, partially offset by (i) purchases of short-term investments of RMB11,617.7 million, (ii) purchases of long-term investments of RMB9,261.4 million, (iii) purchases of property and equipment, land use rights and intangible assets of RMB100.3 million and (v) payments for investment in equity investees of RMB63.0 million.

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

Financing Activities

Net cash used in financing activities was RMB1,519.7 million (US$208.2 million) in 2024, primarily attributable to (i) cash dividend of RMB1,064.2 million (US$145.8 million), and (ii) cash paid for repurchase of ordinary shares of RMB575.3 million (US$78.8 million), partially offset by (i) proceeds prepaid by equity investors of a subsidiary of RMB100.0 million (US$13.7 million), and (ii) capital contribution from redeemable non-controlling interests of RMB19.7 million (US$2.7 million).

Net cash used in financing activities was RMB1,167.0 million in 2023, primarily attributable to (i) cash paid for repurchase of ordinary shares of RMB1,168.3 million and (ii) proceeds prepaid by equity investors of a subsidiary of RMB90.0 million, partially offset by (i) capital contribution from redeemable non-controlling interests of RMB111.8 million and (ii) cash prepaid for repurchase of ordinary shares of RMB179.8 million.

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

Capital Expenditures

The Group made capital expenditures of RMB85.7 million, RMB100.3 million and RMB75.0 million (US$10.3 million) in the years ended December 31, 2022, 2023 and 2024, respectively. The Group’s capital expenditures were mainly used for purchases of property and equipment. The Group will continue to make capital expenditures to meet the expected growth of its business.

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

Settlement

On September 17, 2023, FTA entered into a binding term sheet that agrees in principle to settle both of the class action lawsuits described above. On or around February 27, 2024, FTA and other parties to the lawsuits executed a stipulation of settlement that resolves the lawsuits for $10.25 million. The settlement amount is an all-in amount that covers all attorneys’ fees, administrative costs, expenses, class member benefits, class representative awards, and costs of any kind associated with the resolution of the lawsuits. On March 8, 2024, the parties submitted the stipulation to the Supreme Court of the State of New York, or the Court, and the Court preliminarily approved the settlement on April 3, 2024. On April 8, 2024, FTA paid the settlement amount in full. The final settlement approval was obtained on September 5, 2024. By agreeing to settle the lawsuits, FTA does not admit any allegations in the lawsuits or violation of any law or regulations.

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB328.3 million and RMB296.2 million (US$40.6 million) as of December 31, 2023 and 2024, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Except as disclosed above, as of December 31, 2022, 2023 and 2024, respectively, the Group did not have any material contingent liabilities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by period
	Total		Less than 1 Year	1 –2 Years	2 –3 Years	More than 3 Years
	RMB	US$	RMB

	(in thousands)
Operating lease liabilities	67,707	9,276	42,392	25,315	—	—

Total	67,707	9,276	42,392	25,315	—	—

Operating lease liabilities represent the Group’s obligations for leasing offices, substantially all of which are located in PRC.

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB296.2 million (US$40.6 million) as of December 31, 2024. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Off-Balance Sheet Arrangements

The Group provides financial guarantees for loans that it facilitates for certain institutional funding partners to shippers and truckers on the FTA platform. The Group is obligated to compensate the institutional funding partners for the principal and interest payment in the event of the borrowers’ default. As of December 31, 2024, the amount of guarantee liabilities in relation to such arrangements was immaterial, and the maximum potential undiscounted future payment the Group would be required to make was RMB21.3 million (US$2.9 million).

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

Material Related Party Transactions

The Group enters into transactions with its related parties from time to time. For more details about the Group’s related party transactions during 2022, 2023 and 2024, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” The Group’s transactions with related parties during 2022, 2023 and 2024 were conducted on an arm’s length basis, and they did not distort the Group’s results of operations or make the Group’s historical results not reflective of its future performance.

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

C. Research and Development

The Group’s research and development efforts primarily focus on improving the user-friendliness of its existing services and solutions, designing new services and solutions for platform users, and optimizing and enhancing its technological infrastructure. The Group incurred RMB914.2 million, RMB946.6 million and RMB880.0 million (US$120.6 million) of research and development expenses in the years ended December 31, 2022, 2023 and 2024, respectively, accounting for 13.6%, 11.2% and 7.8 % of the Group’s revenue during the same periods, respectively.

The Group’s talented research and development team and robust cloud-based technological infrastructure enable it to continuously introduce new innovations and offer high quality user experience. As of December 31, 2024, the Group’s research and development team consisted of 1,149 members. The Group’s research and development team includes big data engineers that maintain the Group’s database and develop its data technology, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of the FTA platform, as well as platform development engineers that develop and implement products and services on the FTA platform.

D. Trend Information

Please refer to “—A. Operating Results” for a discussion of the most recent trends in the Group’s services, sales and marketing by the end of 2024. In addition, please refer to discussions included in such item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on the Group’s revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of the Group’s future operating results or financial condition.

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

Allowance for loans receivable

We recognize an allowance for loans receivable based on estimate of the expected credit losses over the contractual term of these loans. Allowances for loans receivable are driven by estimated default rate of respective underlying loans. We estimate the default rate based on historical net default rate of loans on a pool basis grouped by vintage of origination with similar risk profiles. Internal and external correlation factors, such as CPI, money supply and delinquent loan collection rate are identified based on regular review of historical data and updated on a timely basis once we become aware of any new patterns. Future trend of the abovementioned correlation factors are then fed into our model to predict default rate for each loan portfolios. For external factors, we use projections commonly used within the industry. For internal factors, we make projections based on historical data adjusted by our current risk and business strategies which we think could have potential impacts into the future periods. As of December 31, 2024, allowance for loans receivable is RMB218.4 million (US$29.9 million).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Peter Hui Zhang	46	Founder, Chairman, Chief Executive Officer and Director
Langbo Guo	53	President and Director
Guizhen Ma	43	Director
Richard Weidong Ji	57	Director
Shanshan Guo	45	Independent Director
Jennifer Xinzhe Li	57	Independent Director
Simon Chong Cai	42	Chief Financial Officer
Kai Shen	44	Chief Public Affairs and Risk Officer

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

Shanshan Guo has served as our director since December 2017 and was determined by our board of directors to be an independent director in April 2021. Mr. Guo is currently a venture partner of HongShan. Prior to joining HongShan in October 2010, he served at McKinsey & Consulting Company Inc. Shanghai from 2006 to 2010. Prior to that, Mr. Guo served in the logistics division at BS Home Appliances Co., Ltd. from 2004 to 2005. Mr. Guo received his bachelor of arts degree in English from Chongqing University in the PRC in June 2002 and master of science degree in information and knowledge management from Loughborough University in the United Kingdom in December 2003.

Jennifer Xinzhe Li has served as our director since April 2021 and was determined by our board of directors to be an independent director in April 2021. She has also served as an independent director of a number of listed companies, including an independent director and a member of the compensation committee of ABB Ltd. (a technology company listed on the SIX Swiss Exchange (ticker symbol: ABBN SW) and Nasdaq Stockholm (ticker symbol: ABB SS) since 2018 and a member of the supervisory board of SAP SE (a software company listed on the NYSE (ticker symbol: SAP)) since May 2022. Previously, Ms. Li served as an independent director of KONE Corporation (an engineering and service company listed on the Helsinki Stock Exchange (ticker symbol: KNEBV)) from March 2021 to February 2023, an independent director and a member of the compensation committee of Flex Ltd. (a supply chain and manufacturing solutions provider listed on the NASDAQ (ticker symbol: FLEX)) from January 2018 to August 2022, a director, the chairperson of the audit committee and a member of each of the consumer relationships and regulation committee, the nominating and corporate governance committee and the finance committee of Philip Morris International Inc. (a consumer product company listed on the NYSE (ticker symbol: PM)) from 2010 to 2021 and a director of The Hongkong and Shanghai Banking Corporation Limited, which is a subsidiary of HSBC Holdings plc (a banking and financial services institution listed on the NYSE (ticker symbol: HSBC), the Hong Kong Stock Exchange (stock code: 0005) and the London Stock Exchange (ticker symbol: HSBA)) from September 2014 to June 2021. She was formerly the chief executive officer of Baidu Capital in 2018 and the chief financial officer of Baidu Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from 2008 to 2017. From 1994 to 2008, Ms. Li held a number of senior finance positions at various General Motors Company (an automotive manufacturing company listed on the NYSE (ticker symbol: GM)) companies in China, Singapore, the United States and Canada, and was promoted to the chief financial officer of General Motors’ business in China and the North American Operations Controller of General Motors Acceptance Corporation. Ms. Li received her bachelor of arts degree with major in English from Tsinghua University in the PRC in July 1990 and her master of business administration (MBA) degree from the University of British Columbia in Canada in May 1994.

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

Kai Shen has served as as our chief public affairs and risk officer since April 2025, and is in charge of corporate risk management framework, legal compliance matters, and government public relations strategy. Mr. Shen previously served as our chief risk officer and general counsel since October 2019. Prior to joining our Company, Mr. Shen served at Alibaba Group from February 2011 to October 2019 with his last position as a senior legal director. Since May 2017, he has served as an arbitrator of China International Economic and Trade Arbitration Commission. Mr. Shen received his bachelor’s degree in law from Hunan University in the PRC in June 2003 and master’s degree in project management from Zhejiang University in the PRC in September 2014.

B. Compensation

In 2024, the Group paid aggregate cash compensation of approximately RMB28.0 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

We have set up an employee incentive plan trust with Futu Trustee Limited as the trustee and Master Quality Group Limited as the nominee of the trustee. Master Quality Group Limited holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. As of March 31, 2025, Master Quality Group Limited held 17,513,175 Class A ordinary shares and 21,636,500 Class A ordinary shares represented by ADSs. Upon satisfaction of applicable vesting conditions, Class A ordinary shares held by Master Quality Group Limited may be transferred to the relevant participants. Pursuant to the trust deed, neither the trustee nor the nominee may exercise the voting rights associated with the shares held by the nominee.

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

Award Grants

As of March 31, 2025, options to purchase 20,283,835 Class A ordinary shares were granted and outstanding under the 2018 Plan. We did not grant any options to our directors and executive officers under the 2018 Plan for the year ended December 31, 2024.

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

Award Grants

We granted options to certain employees under the 2021 Plan. As of March 31, 2025, options to purchase 193,493,579 Class A ordinary shares were granted and outstanding under the 2021 Plan. The table below summarizes options granted to our directors and executive officers under the 2021 Plan for the year ended December 31, 2024.

Name	Position	Class A Ordinary Shares Underlying Options	Option Exercise Price (US$)	Grant Date	Expiration Date
Guizhen Ma	Director	*	0.00001	September 15, 2023	September 15, 2033
Langbo Guo	President and Director	*	0.00001	September 15, 2023	September 15, 2033

*	Less than 1% of our issued shares, assuming conversion of all of our preferred shares into ordinary shares.

Restricted Share Awards

The Group acquired Beijing Bang Li De Network Technology Co., Ltd., or TYT, a private company offering equipment transportation services, in December 2021. Upon the completion of the acquisition, ordinary shares in TYT held by non-controlling interest holders, who are also management of the TYT, are restricted and subject to a four-year vesting period starting from July 1, 2022.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our Company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2025 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares issued and outstanding as of March 31, 2025 was 20,917,883,859, comprising 18,786,018,231 Class A ordinary shares and 2,131,865,628 Class B ordinary shares. The total number of free float shares as of March 31, 2025 was 15,921,631,380.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Directors and Executive Officers**:
Peter Hui Zhang(1)	5,253,917	2,131,865,628	10.2%	77.3%
Langbo Guo	*	—	*	*
Guizhen Ma	*	—	*	*
Richard Weidong Ji(2)	488,947,307	—	2.3%	0.6%
Shanshan Guo	—	—	—	—
Jennifer Xinzhe Li	*	—	*	*
Simon Chong Cai	*	—	*	*
Kai Shen	*	—	*	*
All directors and executive officers as a Group	618,491,344	2,131,865,628	13.1%	78.0%
Principal Shareholders:
SVF entities(3)	2,242,304,669	—	10.7%	2.7%
Full Load Logistics(1)	5,253,900	2,131,865,628	10.2%	77.3%

*	Less than 1% of our total outstanding shares.

**

The business addresses for our directors and executive officers are 6 Keji Road, Huaxi District, Guiyang, Guizhou 550025, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2025, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2025.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one (1) vote, and each Class B ordinary share will be entitled to thirty (30) votes. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances.

(1)

The number of ordinary shares beneficially owned is as of March 31, 2025, and consists of (i) 2,131,865,628 Class B ordinary shares held by Full Load Logistics, (ii) 5,253,900 Class A ordinary shares represented by ADSs that are beneficially owned by Full Load Logistics and (iii) 17 of the Class A ordinary shares held by Master Quality Group Limited, which Mr. Peter Hui Zhang has dispositive power over. Full Load Logistics is a limited liability company incorporated in the British Virgin Islands with registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, VG1110. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang. Master Quality Group Limited is the nominee of an employee incentive plan trust and holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals.

(2)

The number of ordinary shares beneficially owned is as of March 31, 2025, and consists of (i) 2,427,594 ADSs held by All-Stars SP VI Limited, (ii) 68,045,540 Class A ordinary shares held by All-Stars SP VIII Limited, (iii) 234,187,020 Class A ordinary shares held by All-Stars PESP II Limited, (iv) 47,871,460 Class A ordinary shares held by PESP VIII Limited, (v) 34,821,060 Class A ordinary shares held by All-Stars PEIISP IV Limited, (vi) 11,828,927 Class A ordinary shares and 421,316 ADSs held by All-Stars Investment Master Fund and (vii) 1,760,755 ADSs held by Mr. Richard Weidong Ji.

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

(3)

The number of ordinary shares beneficially owned is as of December 31, 2024, as reported in the Amendment No. 5 to the Schedule 13G filed jointly by the Softbank funds on February 14, 2025, and consists of (i) 1,720,606,089 Class A Ordinary Shares and (ii) 521,698,580 Class A Ordinary Shares represented by 26,084,929 ADSs held by SVF Truck (Singapore) Pte. Ltd. (“SVF Truck”) as record holder.

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

As of March 31, 2025, a total of 16,123,183,996 Class A ordinary shares were held by six record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

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

In the year ended December 31, 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with JYBD

Jiayibingding (Beijing) E-commerce Co., Ltd., or JYBD, is an equity investee of our Company. The consideration payable for our equity investment in JYBD had been fully paid. The Group had revenue from JYBD in the amount of RMB0.3 million, RMB0.1 million and nil in 2022, 2023 and 2024, respectively. The revenue in 2022 and 2023 was generated from lead-generation service provided to JYBD.

The Group accrued service fee to JYBD in the amount of RMB7.5 million, nil and nil in 2022, 2023 and 2024, respectively, for road rescue service provided by JYBD.

Transactions with Certain Executive Officers

In 2022, we repurchased an aggregate of 246,929,216 ordinary shares from certain of our executive officers for a total repurchae price of US$116.6 million.

Plus Restructuring

In July 2023, PlusAI Corp, a technology company devoted to the development of commercial vehicle autonomous driving technology and an equity investee of our Company, conducted a restructuring to split its PRC and U.S. teams under two separate entities, Plus PRC Holding Ltd and Plus Automation, Inc. Through a series of restructuring transactions, our Company received preferred shares of each of these two entities in exchange for cancellation of the preferred shares of PlusAI Corp held by our Company. As of December 31, 2024, our Company held 51.0% equity interest and 61.9% voting rights in Plus PRC Holding Ltd on an as-if converted basis (excluding shares issuable upon conversion of the convertible notes described below), and 19.8% equity interest and 1.2% voting rights in Plus Automation, Inc. on an as-if converted basis. However, our Company has no control over Plus PRC Holding Ltd as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus PRC Holding Ltd.

In February 2024, our Company, Plus PRC Holding Ltd and its affiliates entered into a loan agreement, pursuant to which our Company agreed to make available to Plus PRC Holding Ltd a loan in the principal amount of US$3,500,000 in one lump sum. The loan has an interest rate of 12% per annum and an original term of two months, which was further extended to four months. In April 2024, an additional loan agreement was entered by the same parties. The principal amount of the loan is US$1,500,000 with a term of two months and the interest rate is 12% per annum. Both loans were fully paid by Plus PRC Holding Ltd in May 2024. In May 2024, our Company purchased convertible notes with a principal amount of US$20 million issued by Plus PRC Holding Ltd (the “Notes”). In January 2025, our Company purchased additional Notes in the amount of US$16 million. The Notes shall accrue at an interest rate of 12% per annum, compounded annually from the date of issuance. The Notes are convertible into preferred shares of Plus PRC Holding Ltd at a predetermined conversion price under certain stipulated conversion scenarios. Unless converted into conversion shares, the principal and accrued interest of the Notes shall be due and payable on May 12, 2026.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings and Compliance.”

Dividend Policy

On March 13, 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.0072 per ordinary share, or US$0.1444 per ADS, which was paid on or around April 19, 2024 to holders of record of our ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend was approximately US$150 million.

Upon review of our results of operations, business development plan, capital requirements, and cash position, our board of directors approved a semi-annual cash dividend policy in March 2025, pursuant to which the board intends to declare and distribute a cash dividend semi-annually starting from 2025. The total cash dividend for 2025 is expected to be approximately US$200 million. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the board based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board. The board has also approved a semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per ADS, payable on or around April 18, 2025, to holders of record of our ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend is expected to be approximately US$100 million.

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

•	an individual who is a citizen or resident of the United States;

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

•	a person whose “functional currency” is not the U.S. dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

As discussed below under “—Passive Foreign Investment Company,” we believe there is a significant risk that we were classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2024. In addition, we may be classified as a PFIC for the current and future taxable years. Accordingly, United States Holders are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we are classified as a PFIC in any taxable year.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a significant risk that we were a PFIC for 2024. In addition, we may be classified as a PFIC for the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

•

at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and other current assets readily convertible into cash are generally treated as assets that produce or are held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), there would be an increased risk that we are a PFIC (as discussed below).

Based on the composition of the Group’s income and assets and the value of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a significant risk that we were a PFIC for 2024. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition or changes in the value of the Group’s assets. The composition of the Group’s assets and income may be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. In addition, fluctuations in the trading price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and therefore may affect our PFIC status. In particular, recent increases in the trading price of our ADSs have resulted in a decreased likelihood that we will be a PFIC for 2025. However, the ultimate determination of our PFIC status for any year cannot be made until the end of that year and will depend, in part, on the trading price of our ADSs for the relevant quarterly testing dates. Therefore, there can be no assurance that we will not be a PFIC for 2025 or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends.”

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

Foreign Exchange Risk

Our Company uses Renminbi as its reporting currency. All of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our Company and our subsidiary in Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, the Group had foreign exchange gain of RMB15.0 million in 2022, foreign exchange loss of RMB2.1 million in 2023, and foreign exchange gain of RMB8.0 million (US$1.1 million) in 2024.

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

As of December 31, 2024, the Group had Renminbi-denominated cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB8,171 million, and U.S. dollar-denominated cash, cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of US$2,918 million. Assuming the Group had converted RMB8,171 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, its U.S. dollar cash balance would have been US$4,037 million. If the RMB had depreciated by 10% against the U.S. dollar, its U.S. dollar cash balance would have been US$3,925 million instead. Assuming the Group had converted US$2,918 million into RMB at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, its RMB cash balance would have been RMB29,470 million. If the RMB had depreciated by 10% against the U.S. dollar, its RMB cash balance would have been RMB31,836 million instead.

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

Inflation

Since our inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023 and 2024 were a decrease of 0.3% and an increase of 0.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation or potential deflation in the future.

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

Payments by Depositary

In 2024, we received US$10.9 million after deduction of applicable U.S. withholding tax of US$5.2 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2022, 2023 and 2024.

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

As of December 31, 2024, we had not used any of the net proceeds received from the IPO.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2024, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report.

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
Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113) has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2024, for which audited financial statements appear in this annual report.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, for the years indicated.

	For the Year Ended December 31,
	2023	2024
	(In thousands of US dollars)
Audit Fees (1)	2,950	2,377
Audit-Related Fees (2)	—	—
Tax Fees (3)	20	16

Total	2,970	2,393

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from January 1, 2024 to December 31, 2024:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
January 2024	7,918,304	6.65	7,918,304	300,002,082
April 2024	505,748	7.47	505,748	296,220,174
May 2024	935,001	8.92	935,001	287,876,071
June 2024	2,094,885	8.87	2,094,885	269,302,667
August 2024	434,287	7.11	434,287	266,214,785
September 2024	886,113	7.38	886,113	259,677,688

(1)	Each ADS represents 20 Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)

In March 2023, we announced a share repurchase program authorized by our board of directors on March 3, 2023, under which we may repurchase up to US$500 million of our ADSs during a period of up to 12 months starting from March 13, 2023. On March 13, 2024, we announced an extension of the share repurchase program by 12 months such that the Company may repurchase up to approximately US$300 million of its ADSs through March 12, 2025. In March 2025, our board of directors approved a further extension of the term of the share repurchase program such that we may repurchase up to US$200 million of our ADSs and/or ordinary shares through March 12, 2026. Repurchases under our share repurchase program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with the applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and size or suspend or discontinue the program. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

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
Our board of directors
 have
established
insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards of the
NYSE.

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
Cybersecurity Safeguard Committee
The Group has formed a Cybersecurity Safeguard Committee,
which is led by its management and comprised of personnel from its legal department, internal audit, security risk control department and various business departments, to carry out cybersecurity risk management. The security risk control department is an independent department under the Group’s customer experience division dedicated to managing cybersecurity risks. The security risk control department is composed of different working groups specialized in network security, terminal security, data security, privacy compliance, security development and security operation.
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
In addition, to comply with the requirements under the Cybersecurity Law and Data Security Law and enhance the security of the Group’s information technology systems, it has engaged third-party agencies to perform classifications, filings, assessments and rectifications for hierarchical cybersecurity protection on a periodic basis. The Group obtained the
Two
-Star
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
Cybersecurity Governance
Management
The Group’s management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Safeguard Committee, (ii) security risk control, legal and internal audit departments, and (iii) review and approval of cybersecurity-related policies and procedures.
Cybersecurity Safeguard Committee
The Group’s Cybersecurity Safeguard Committee, led by its management, is in charge of cybersecurity risk management, including assessing and managing material risks from cybersecurity threats, as well as prevention (through implementation of policies and cybersecurity awareness training), detection, mitigation and remediation of cybersecurity incidents. The committee reports its cybersecurity work to the management through periodic meetings. The committee is co-led
by the head of the Group’s customer experience division, Mr. Qi Zhang, and its Chief Public Affairs and Risk Officer, Mr. Kai Shen.
Mr. Zhang has a Master’s degree in cybersecurity and extensive experience in cybersecurity and risk management. Prior to joining the Group, Mr. Zhang worked in a high-tech company and a large Internet company and was in charge of establishment and management of information system and cybersecurity management. Currently, Mr. Zhang is in charge of the Group’s customer experience division and is responsible for security and risk prevention and management. His work consists of establishing the Group’s cybersecurity risk management framework, building up the Group’s cybersecurity governance and technical capabilities, including perimeter security protection, data security and privacy compliance, and formulating cybersecurity policies and procedures tailored to the Group’s business characteristics with a focus on prevention, risk control and continuous improvement.

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
Cybersecurity, Legal and Internal Audit Departments
The Group’s security risk control, legal and internal audit
departments also perform different functions with respect to cybersecurity management. The legal department is responsible for interpreting cybersecurity-related laws and regulations and reviewing cybersecurity-related internal policies. The internal audit department is responsible for internal audits on the implementation of cybersecurity-related policies and procedures. The internal audit department and the legal department jointly report to the Group’s Chief Risk Officer and General Counsel. The security risk control department is responsible for formulating and implementing cybersecurity-related policies and procedures, and reports to the head of the Group’s customer experience division and leaders of the Cybersecurity Safeguard Committee.
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
exposures.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Full Truck Alliance Co. Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on April 14, 2021 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Specimen of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

2.3	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-257112) filed with the Securities and Exchange Commission on June 15, 2021)

2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.3	English translation of the Amended and Restated Equity Interest Pledge Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated May 9, 2023 (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

4.4	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Manyun Software, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

Exhibit Number	Description of Exhibit

4.5	English translation of the Power of Attorney by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.6	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.7	English translation of the Amended and Restated Exclusive Option Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated May 9, 2023 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

4.8	English translation of the Equity Interest Pledge Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.9	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Shan’en Technology, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.10	English translation of the Power of Attorney by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2021)

4.11	English translation of the Exclusive Service Agreement between FTA Information and Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.12	English translation of the Exclusive Option Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.13	English translation of the executed form of the Loan Agreements between FTA Information and each individual shareholder of Shan’en Technology, dated November 18, 2021, as currently in effect, and a schedule of all executed Loan Agreements adopting the same form (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

Exhibit Number	Description of Exhibit

4.14*	English translation of the Amended and Restated Equity Interest Pledge Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated January 2, 2025

4.15*	English translation of the Spousal Consent Letter granted by the spouse of an individual shareholder of Manyun Cold Chain, dated January 2, 2025

4.16*	English translation of the Amended and Restated Power of Attorney by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated January 2, 2025

4.17*	English translation of the Amended and Restated Exclusive Service Agreement between Yixing Manxian, Nanjing Manxianxian and Manyun Cold Chain, dated January 2, 2025

4.18*	English translation of the Amended and Restated Exclusive Option Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated January 2, 2025

4.19	The Loan Agreement by and among the Registrant, Gang Wang and Mesterywang Investments Limited, as borrowers, dated November 21, 2020 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.20	The Charge over Shares in the Registrant between Gang Wang, as borrower, Truck Work Logistics Information Co., Ltd, as chargor and the Registrant as secured party, dated November 21, 2020 (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.21	The Share Surrender and Loan Repayment Agreement among Gang Wang, Mesterywang Investments Limited, Truck Work Logistics Information Co., Ltd, and the Registrant, dated April 14, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.22	Second Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.23	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.24	Amendment No.1 to 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.25	Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated December 3, 2018 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.26	Amendment to Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated February 25, 2021 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

Exhibit Number	Description of Exhibit

4.27	Deed of Change of Trustee for the Trust Deed Relating to Master Quality Trust among the Registrant as company, The Core Trust Company Limited as original trustee, Master Quality Group Limited as nominee and Futu Trustee Limited as new trustee, dated December 9, 2021 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.28	Amendment by and between Full Truck Alliance Co. Ltd., Futu Trustee Limited and Master Quality Group Limited, dated February 11, 2022 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.29	Warrant to Purchase Shares of Full Truck Alliance Co. Ltd., dated April 15, 2021 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

11.2*	Insider Trading Policy

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of CM Law Firm

97.1	Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

101.INS*	Inline XBRL Instance Document. the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit Number	Description of Exhibit

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FULL TRUCK ALLIANCE CO. LTD.

By:	/s/ Peter Hui Zhang
Name: Peter Hui Zhang
Title: Chairman and Chief Executive Officer

Date: April 14, 2025

FULL TRUCK ALLIANCE CO. LTD.

F-1

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Full Truck Alliance Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the financial statements schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience Translation
Our audits also comprehended the translation of Renminbi (“RMB”) amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
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

F-2

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
Revenue recognition — Refer to Notes 2.16 to the financial statements
Critical Audit Matter Description
The Company generated majority of its revenue from freight brokerage service, freight listing service and transaction service in 2024. These revenues consist of transaction-based fees made up of a significant volume of low-dollar
transactions, sourced from multiple systems, databases, and other tools. The processing and recording of revenue are highly automated and are based on contractual terms with shippers and truckers. Because of the nature of the Company’s transaction-based fees, the Company uses automated systems to process and record its revenue transactions.
We identified these revenues as a critical audit matter because the Company’s systems to process and record revenue are highly automated. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Company’s systems, software applications, and automated controls.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognition included the following, among others:

•	With the assistance of our data specialists, we created data visualizations to evaluate recorded revenue and evaluated trends in the transactional revenue data for risk assessment.

•	With the assistance of our IT specialists, we:

•
Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s general ledger.

•	For a sample of such revenues transactions, we tracked to the initial contract, cash payment or receipt record and then to the invoice (if any) to validate the occurrence of the revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 14, 2025
We have served as the Company’s auditor since 2020.

F-3

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Full Truck Alliance Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 14, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.
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
/s/
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 14, 2025

F-
4

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2024
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		6,770,895	5,810,347	796,014
Restricted cash		115,513	100,533	13,773
Short-term investments	4	11,516,304	15,002,903	2,055,389
Accounts receivable, net (net of allowance of RMB4,382 and RMB3,684 as of December 31, 2023 and 2024, respectively)	5	23,418	19,643	2,691
Loans receivable, net (net of allowance of RMB154,420 and RMB218,366 as of December 31, 2023 and 2024, respectively)	6	3,521,072	4,199,645	575,349
Prepayments and other current assets, net (net of allowance of RMB4,412 and RMB4,692 as of December 31, 2023 and 2024, respectively)	7	2,049,780	2,122,902	290,836

Total current assets		23,996,982	27,255,973	3,734,052
Restricted cash		10,000	40,000	5,480
Long-term investments	9	11,075,739	9,876,118	1,353,023
Property and equipment, net	8	194,576	289,611	39,677
Intangible assets, net	10	449,904	393,477	53,906
Goodwill	11	3,124,828	3,124,828	428,100
Deferred tax assets	16	149,081	92,882	12,725
Operating lease right-of-use assets	20	134,867	115,654	15,845
Other non-current assets	12	211,670	98,532	13,499

Total non-current assets		15,350,665	14,031,102	1,922,255

TOTAL ASSETS		39,347,647	41,287,075	5,656,307

F-
5

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2024
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	USD (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including RMB7,179 and RMB11,086 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)		25,220	31,227	4,278
Prepaid for freight listing fees and other service fees (including RMB506,423 and RMB479,476 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)	2.16	548,917	571,185	78,252
Income tax payable (including RMB3,032 and RMB4,991 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)		154,916	336,220	46,062
Other tax payable (including RMB731,284 and RMB862,150 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)		784,617	898,396	123,080
Operating lease liabilities (including RMB34,867 and RMB37,569 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)	20	37,758	41,204	5,645
Accrued expenses and other current liabilities (including RMB1,113,559 and RMB638,045 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)	13	1,723,245	1,141,758	156,421

Total current liabilities		3,274,673	3,019,990	413,738
Deferred tax liabilities (including RMB20,333 and RMB17,308 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)	1 6	108,591	95,570	13,093
Operating lease liabilities (including RMB46,395 and RMB22,497 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)	2 0	46,709	23,928	3,278
Other non-current liabilities (including RMB22,950 and RMB12,414 from the consolidated VIEs as of December 31, 2023 and 2024, respectively)		22,950	12,414	1,701

Total non-current liabilities		178,250	131,912	18,072

TOTAL LIABILITIES		3,452,923	3,151,902	431,810

Commitments and contingencies (Note 24)

F-
6

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2024
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	USD (Note 2)
MEZZANINE EQUITY
Redeemable non-controlling interests	14	277,420	443,070	60,700
EQUITY
Class A ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 19,021,152,078 and 18,637,888,832 shares issued, 18,767,309,958 and 18,637,888,832 shares outstanding as of December 31, 2023 and 2024, respectively)	15	1,229	1,201	165
Class B ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 2,131,865,628 and 2,131,865,628 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	15	142	142	19
Treasury stock, at cost	15	(608,117)	—	—
Additional paid-in capital		47,713,985	45,823,723	6,277,824
Accumulated other comprehensive income		2,897,871	3,223,944	441,679
Accumulated deficit		(14,400,604)	(11,372,284)	(1,557,997)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY		35,604,506	37,676,726	5,161,690
Non-controlling interests		12,798	15,377	2,107

TOTAL EQUITY		35,617,304	37,692,103	5,163,797

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		39,347,647	41,287,075	5,656,307

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	USD (Note 2)
Net Revenues (including value added taxes, “VAT”, of RMB 3,550,878 , RMB 4,172,660 and RMB 5,097,716 for the years ended December 31, 2022, 2023 and 2024, respectively)	2.16	6,733,644	8,436,159	11,238,638	1,539,687
Operating expenses
Cost of revenues (including VAT net of government grants, of RMB2,539,297, RMB 3,121,010 and RMB 3,893,351 for the years ended December 31, 2022, 2023 and 2024, respectively)	2.17	(3,514,551)	(4,119,016)	(5,100,558)	(698,774)
Sales and marketing expenses		(902,269)	(1,239,191)	(1,596,763)	(218,756)
General and administrative expenses		(1,417,933)	(937,677)	(913,763)	(125,185)
Research and development expenses		(914,151)	(946,635)	(880,016)	(120,562)
Provision for loans receivable	6	(194,272)	(234,599)	(296,528)	(40,624)

Total operating expenses		(6,943,176)	(7,477,118)	(8,787,628)	(1,203,901)
Other operating income		47,530	38,388	23,970	3,284

(Loss) Income from operations		(162,002)	997,429	2,474,980	339,070
Other income (expense)
Interest income		483,658	1,141,861	1,073,434	147,060
Interest expenses		(175)	—	—	—
Foreign exchange gain (loss)		15,048	(2,149)	8,004	1,097
Investment income		5,411	55,621	54,785	7,506
Unrealized (losses) gains from fair value changes of investments and derivative assets		(63,390)	12,938	(20,904)	(2,864)
Other income, net		230,631	130,264	128,152	17,557
Impairment loss	3,9	—	—	(352,742)	(48,325)
Share of loss in equity method investees		(1,246)	(2,067)	(2,861)	(392)

Total other income		669,937	1,336,468	887,868	121,639

Net income before income tax		507,935	2,333,897	3,362,848	460,709
Income tax expense	16	(96,035)	(106,804)	(239,411)	(32,799)

Net income		411,900	2,227,093	3,123,437	427,910
Less: net (loss) income attributable to non-controlling interests		539	(1,252)	(3,548)	(486)
Less: measurement adjustment attributable to redeemable non-controlling interests	14	4,599	15,457	57,136	7,828

Net income attributable to Full Truck Alliance Co. Ltd.		406,762	2,212,888	3,069,849	420,568

Net income attributable to ordinary shareholders		406,762	2,212,888	3,069,849	420,568

Net earnings per ordinary share:
Basic	19	0.02	0.10	0.15	0.02
Diluted	19	0.02	0.10	0.15	0.02
Weighted average shares used in calculating net earnings per ordinary share:
Basic	19	21,517,856,981	21,111,924,886	20,822,835,545	20,822,835,545
Diluted	19	21,579,616,389	21,162,351,461	20,902,222,036	20,902,222,036

F-
8

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	USD (Note 2)
Net income		411,900	2,227,093	3,123,437	427,910
Other comprehensive income
Foreign currency translation adjustments, net of tax of nil		1,972,520	386,701	325,474	44,590
Unrealized gains on available-for-sale investments, net of reclassification		—	—	599	82

Total comprehensive income		2,384,420	2,613,794	3,449,510	472,582
Less: comprehensive income (loss) attributable to non-controlling interests		539	(1,252)	(3,548)	(486)
Less: measurement adjustment attributable to redeemable non-controlling interests		4,599	15,457	57,136	7,828

Comprehensive income attributable to Full Truck Alliance Co. Ltd.		2,379,282	2,599,589	3,395,922	465,240

Comprehensive income attributable to ordinary shareholders		2,379,282	2,599,589	3,395,922	465,240

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Accumulated deficit	Subscription Receivables	Accumulated OCI	Total	Non— controlling interests	Total equity
	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	18,505,617,508	1,198	3,323,790,823	218	49,245,773	(17,020,254)	(1,310,140)	538,650	31,455,445	73,441	31,528,886
Net loss	—	—	—	—	—	411,361	—	—	411,361	539	411,900
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,956,020	1,956,020	—	1,956,020
Exercise of stock options granted to employees	112,209,998	7	206,090,000	14	—	—	—	—	21	—	21
Share-based compensation	—	—	—	—	919,255	—	—	—	919,255	—	919,255
Repurchase of shares (note 15)	(259,805,836)	(17)	(91,165,500)	(6)	(1,080,247)	—	—	—	(1,080,270)	—	(1,080,270)
Ordinary shares reclassification	1,121,670,655	71	(1,121,670,655)	(71)	—	—	—	—	—	—	—
Settlement of Shareholder loan	(560,224,090)	(37)	—	—	(1,326,603)	—	1,310,140	16,500	—	—	—
Retirement of ordinary shares	(79)	(0)	—	—	—	—	—	—	(0)	—	(0)
Reclassification from non-controlling interests to redeemable non-controlling interests	—	—	—	—	—	—	—	—	—	(73,980)	(73,980)
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	(4,599)	—	—	(4,599)	—	(4,599)

Balance as of December 31, 2022	18,919,468,156	1,222	2,317,044,668	155	47,758,178	(16,613,492)	—	2,511,170	33,657,233	—	33,657,233

F-1
0

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares		Additional Paid in Capital	Accumulated deficit	Accumulated OCI	Total	Non— controlling interests	Total equity
	Numbers of shares	Amount	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	18,919,468,156	1,222	2,317,044,668	155	—	—	47,758,178	(16,613,492)	2,511,170	33,657,233	—	33,657,233
Net income	—	—	—	—	—	—	—	2,228,345	—	2,228,345	(1,252)	2,227,093
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	6,000	6,000
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	386,701	386,701	—	386,701
Exercise of stock options granted to employees	131,869,359	9	—	—	—	—	—	—	—	9	—	9
Share-based compensation	—	—	—	—	—	—	441,827	—	—	441,827	—	441,827
Repurchase of shares (note 15)	(469,206,520)	(1)	—	—	455,039,640	(1,047,485)	(38,616)	—	—	(1,086,102)	—	(1,086,102)
Ordinary shares reclassification	185,179,040	13	(185,179,040)	(13)	—	—	—	—	—	—	—	—
Cancellation of ordinary shares	(77)	(14)	—	—	(201,197,520)	439,368	(439,354)	—	—	—	—	—
Vesting of restricted shares of TYT	—	—	—	—	—	—	(8,050)	—	—	(8,050)	8,050	—
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	(15,457)	—	(15,457)	—	(15,457)

Balance as of December 31, 2023	18,767,309,958	1,229	2,131,865,628	142	253,842,120	(608,117)	47,713,985	(14,400,604)	2,897,871	35,604,506	12,798	35,617,304

F-1
1

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares		Additional Paid in Capital	Accumulated deficit	Accumulated OCI	Total	Non— controlling interests	Total equity
	Numbers of shares	Amount	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	18,767,309,958	1,229	2,131,865,628	142	253,842,120	(608,117)	47,713,985	(14,400,604)	2,897,871	35,604,506	12,798	35,617,304
Net income	—	—	—	—	—	—	—	3,126,985	—	3,126,985	(3,548)	3,123,437
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	325,474	325,474	—	325,474
Exercise of stock options granted to employees	156,832,119	10	—	—	—	—	—	—	—	10	—	10
Share-based compensation	—	—	—	—	—	—	496,639	—	—	496,639	—	496,639
Repurchase of shares (note 15)	(286,250,740)	(2)	—	—	255,486,760	(662,080)	(81,179)	—	—	(743,261)	—	(743,261)
Cancellation of ordinary shares	(2,505)	(36)	—	—	(509,328,880)	1,270,197	(1,237,224)	(41,529)	—	(8,592)	—	(8,592)
Vesting of restricted shares of TYT	—	—	—	—	—	—	(6,127)	—	—	(6,127)	6,127	—
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	(57,136)	—	(57,136)	—	(57,136)
Dividends to shareholders	—	—	—	—	—	—	(1,062,371)	—	—	(1,062,371)	—	(1,062,371)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	—	—	599	599	—	599

Balance as of December 31, 2024	18,637,888,832	1,201	2,131,865,628	142	—	—	45,823,723	(11,372,284)	3,223,944	37,676,726	15,377	37,692,103

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net income	411,900	2,227,093	3,123,437	427,910
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	88,343	74,742	77,927	10,676
Share-based compensation	919,255	441,827	496,639	68,040
Allowance (reversal) for credit losses	4,613	(767)	(507)	(69)
Provision for loans receivable	194,272	234,599	296,528	40,624
(Gain) loss from disposal of property and equipment	(483)	803	36	5
Net loss (gain) from disposal and deemed disposal of investments	879	(3,852)	2,239	307
Investment loss from forward contract	4,058	—	—	—
Share of loss in equity method investees	1,246	2,067	2,861	392
Unrealized losses (gains) from fair value changes of investments and derivative assets	63,390	(12,938)	20,904	2,864
Noncash lease expense	12,220	12,791	37,900	5,192
Impairment loss of long-term investments	—	—	352,742	48,325
Foreign exchange (gain) loss and others	(15,048)	2,149	(18,925)	(2,593)
Changes in operating assets and liabilities:
Accounts receivable	14,069	(10,043)	3,811	522
Amounts due from related parties	7,075	—	—	—
Loans receivable	(1,065,054)	(1,107,222)	(975,101)	(133,588)
Prepayments and other current assets	(943,214)	163,248	(252,755)	(34,627)
Deferred tax assets	(20,998)	(107,591)	56,199	7,699
Accounts payable	(1,428)	(2,733)	6,007	823
Prepaid for freight listing fees and other service fees	78,844	86,837	22,268	3,051
Income tax payable	20,695	102,683	181,304	24,839
Other tax payable	82,839	63,020	113,779	15,588
Amounts due to related parties	(6,252)	(6,066)	—	—
Accrued expenses and other current liabilities	158,236	295,622	(605,177)	(82,909)
Deferred tax liabilities	(14,153)	(13,020)	(13,021)	(1,784)
Operating lease liabilities	(8,824)	(12,724)	(39,035)	(5,348)
Other non-current liabilities	—	22,950	(10,536)	(1,443)
Other non-current assets	(2,000)	(183,829)	90,601	12,412

Net cash (used in) provided by operating activities	(15,520)	2,269,646	2,970,125	406,908

F-1
3

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from investing activities:
Purchases of short-term investments	(84,599,727)	(11,617,682)	(2,224,164)	(304,709)
Maturity of short-term investments	86,901,541	21,594,724	12,241,690	1,677,105
Purchases of long-term investments	—	(9,261,359)	(12,217,802)	(1,673,832)
Purchases of convertible note issued by related parties	—	—	(142,060)	(19,462)
Maturity of forward contracts	(4,058)	—	—	—
Payments for investment in equity investees	(6,500)	(63,000)	(3,000)	(411)
Acquisition of subsidiaries, net of cash acquired	(76,586)	—	—	—
Return from dissolution of equity investments	1,502	—	—	—
Loans to a related party	—	—	(35,523)	(4,867)
Repayments of loans from a related party	—	—	35,515	4,866
Purchases of property and equipment, land use rights and intangible assets	(85,686)	(100,344)	(74,967)	(10,270)
Proceeds from disposal of property and equipment and intangible assets	735	1,400	675	92

Net cash provided by (used in) investing activities	2,131,221	553,739	(2,419,636)	(331,488)
Cash flows from financing activities:
Repayments of short-term loans	(9,000)	—	—	—
Proceeds from exercise of share options	8	1	1	0
Payments of cash dividend	—	—	(1,064,155)	(145,789)
Cash paid for repurchase of ordinary shares	(884,360)	(1,168,301)	(489,433)	(67,052)
Taxes paid for employees through repurchase of ordinary shares	(508,015)	(26,741)	(85,842)	(11,760)
Cash prepaid for repurchase of ordinary shares	—	(179,784)	—	—
Proceeds prepaid by investors of a subsidiary	—	90,000	100,000	13,700
Capital contribution from redeemable non-controlling interests	71,192	111,823	19,684	2,697
Capital contribution from non-controlling interests	—	6,000	—	—

Net cash used in financing activities	(1,330,175)	(1,167,002)	(1,519,745)	(208,204)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	71,932	18,954	23,728	3,247
Net increase (decrease) in cash, cash equivalents and restricted cash	857,458	1,675,337	(945,528)	(129,537)
Cash and cash equivalents and restricted cash, beginning of the year	4,363,613	5,221,071	6,896,408	944,804
Cash and cash equivalents and restricted cash, end of the year	5,221,071	6,896,408	5,950,880	815,267

The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash and cash equivalents	5,137,312	6,770,895	5,810,347	796,014
Restricted cash, current	83,759	115,513	100,533	13,773
Restricted cash, non-current	—	10,000	40,000	5,480

Total cash, cash equivalents, and restricted cash	5,221,071	6,896,408	5,950,880	815,267
Supplemental disclosure of cash flow information:
Cash paid for interest (excluding interest paid to investors of consolidated trusts)	175	—	—	—
Income taxes paid	110,491	124,732	108,725	14,895
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of intangible assets and property and equipment through prior year prepayment	—	—	22,537	3,088
Payables for purchase of intangible assets and property and equipment	7,505	28,238	18,729	2,566
Vesting of restricted shares of TYT (see note 18)	—	8,050	6,127	839
Repurchase of ordinary shares through prepayments made in prior year	—	—	178,990	24,522
Capital contribution from redeemable non-controlling interests through proceeds prepaid in prior year	—	—	90,000	12,330
Settlement of subscription receivables through surrender of ordinary shares held by the shareholder	1,310,140	—	—	—
Reclassification from non-controlling interests to redeemable non-controlling interests	73,980	—	—	—

F-1
5

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
As of December 31, 2024, the Company’s major subsidiaries and consolidated VIEs are as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries

Full Truck Alliance (HK) Limited (“FTA HK”)	Hong Kong	January 7, 2016	100%	Investment holding

Lucky Logistics Information Limited (“Lucky Logistics”)	Hong Kong	April 8, 2014	100%	Investment holding

FTA Information Technology Co., Ltd. (“FTA Information”) (Wholly foreign owned enterprises “WFOE”) (formerly known as FTA Information Consulting Co., Ltd)	PRC	April 20, 2016	100%	Technology development and other services

Jiangsu Yunmanman Information Technology Co., Limited (“Jiangsu Yunmanman”, “WFOE”) (formerly known as Jiangsu Manyun Logistics Information Co., Limited)	PRC	August 29, 2014	100%	Technology development and other services

Yixing Manxian Information Technology Co., Ltd (“Yixing Manxian”, “WFOE’s subsidiary”)	PRC	May 24, 2022	57.6%	Investment holding

Guiyang Huochebang Technology Co., Limited (“Guiyang Huochebang”)	PRC	March 11, 2014	100%	Value-added services

Guizhou Huochebang Micro-finance Co., Ltd. (“Huochebang Microfinance”)	PRC	December 20, 2016	100%	Credit solution services

Chengdu Yunli Technology Co., Ltd. (“Chengdu Yunli”)	PRC	January 21, 2011	100%	Credit solution services

Guizhou FTA Logistics Technology Co., Ltd. (“Guizhou FTA”)	PRC	January 14, 2021	100%	Research and development

Nanjing Manxianxian Cold Chain Technology Co., Ltd (“Nanjing Manxianxian”,”WFOE”)	PRC	February 21, 2023	57.6%	Technology development and other services

F-1
6

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued
Description of Business—continued

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
VIEs

Guiyang Shan’en Technology Co., Ltd. (“Shan’en Technology”)	PRC	September 19, 2016	100%	Freight matching services (1)

Jiangsu Manyun Software Technology Co. Ltd. (“Manyun Software”)	PRC	October 20, 2016	100%	Freight matching services and value added services

Nanjing Manyun Cold Chain Technology Co., Ltd (“Manyun Cold Chain”)	PRC	March 9, 2021	57.6%	Freight matching services

VIEs’ subsidiaries

Guiyang Shan’en Insurance Brokerage Co., Ltd (“Shan’en Insurance”)	PRC	May 9, 2017	100%	Insurance services

Tianjin Manyun Software Technology Co., Ltd (“Tianjin Manyun”)	PRC	November 8, 2018	100%	Freight matching services

Gui’an New District FTA Logistics Technology Co., Ltd (“Gui’an Logistics”)	PRC	November 24, 2021	100%	Freight matching services

Suqian Manyun Software Technology Co., Ltd (“Suqian Manyun”)	PRC	December 11, 2023	100%	Freight matching services

(1)	Freight matching services consist of freight brokerage service, freight listing service and transaction service.
2. PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation
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
The Group has adopted the guidance codified in Accounting Standards Codification (“ASC”) 810, Consolidation, on accounting for VIE, which requires certain variable interest entity to be consolidated by the primary beneficiary in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receives the economic benefits of the VIEs that could be significant to the VIEs. If deemed the primary beneficiary, the Group consolidates the VIEs.
All intercompany balances and transactions between the Group, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated in consolidation.

7

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued

VIE Arrangements
Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain shareholders or affiliates of the Company or other group entities (“Nominee Shareholders”). Since the Company does not have any equity interests in VIEs, in order to exercise effective control over their operations, the Company, through its wholly owned subsidiaries, Jiangsu Yunmanman, FTA Information and Yixing Manxian (collectively, the “WFOE or WFOE’s subsidiary”), entered into a series of contractual arrangements with its VIEs and their shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the VIEs and their shareholders’ equity interests in them.
Currently, the Group VIEs are (i) Manyun Software, (ii) Shan’en Technology, and (iii) Manyun Cold Chain.
Below is a summary of the series of contractual arrangements entered among (i) FTA Information, Shan’en Technology and its shareholders, (ii) Jiangsu Yunmanman, Manyun Software and its shareholders, and (iii) Yixing Manxian, Manyun Cold Chain and its shareholders.
Equity Interest Pledge Agreement
Under the equity interest pledge agreements entered between the WFOEs or WFOEs’ subsidiaries and the shareholders of the VIEs, the shareholders pledged all of their equity interests in the VIEs to guarantee their performance of their obligations under the exclusive option agreement, exclusive service agreement and power of attorney. If the shareholders of the VIEs breach their contractual obligations under the VIE arrangement, the WFOEs or WFOEs’ subsidiaries as the pledgee, will have the right to dispose the pledged equity interest pursuant to the PRC law. The shareholders of the VIEs have not placed any security interests or allowed any encumbrance on the pledged equity interests. The equity interest pledge agreement remains effective until the shareholders of the VIEs have fully performed their obligations and repaid their consulting and service fees under the relevant contractual agreements. During the equity pledge period, the WFOEs or WFOEs’ subsidiaries are entitled to all dividends and other distributions generated by the VIEs.
Exclusive Option Agreement
Pursuant to the exclusive option agreements entered into among the WFOEs or WFOEs’ subsidiaries, the VIEs and the VIE’s shareholders, the VIEs’ shareholders irrevocably grant the WFOEs or WFOEs’ subsidiaries or their designated representatives an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the equity interest of the VIEs. The exercise price shall be the lowest price as permitted by the applicable PRC law at the time of the transfer of the optioned interest. Without the written consent of WFOEs or WFOEs’ subsidiaries, the VIEs and their shareholders may not sell, transfer, mortgage, or otherwise dispose of in any manner any assets, or legal or beneficial interest in the business or revenues, or allow the encumbrance thereon of any security interest. These agreements will remain effective until all equity interests of the VIEs held by its shareholders and all of the VIEs’ assets have been transferred or assigned to the WFOEs or WFOEs’ subsidiaries or their designated entities or persons.

F-18

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued

Exclusive Service Agreement
Under the exclusive service agreement entered between the WFOEs or WFOEs’ subsidiaries and the VIEs, the VIEs appoint the WFOEs or WFOEs’ subsidiaries as their exclusive services provider with business supports and technical and consulting services. The VIEs shall not accept any consultations or services provided by any third party, and shall not cooperate with any third party. The VIEs agree to pay the WFOEs or WFOEs’ subsidiaries service fees for services performed, which shall be substantially all of the VIEs’ profits before tax. The exclusive service agreements remain effective unless terminated by the WFOEs or WFOEs’ subsidiaries.
Power of Attorney
Pursuant to the power of attorney, each shareholder of the VIEs has irrevocably authorized the WFOEs or WFOEs’ subsidiaries to exercise the following rights relating to all equity interests held by such shareholder in the VIEs during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in the VIEs according to the applicable PRC laws and the VIEs’ articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited to designating and appointing the directors of the VIEs; (ii) asset transfer, capital reduction and capital increase of the VIEs; and (iii) other decisions that would have a material effect on the VIEs’ assets and operations.
Spousal Consent Letters
Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of the VIEs acknowledge and confirm the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that they have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by their respective spouses or over the management of the VIEs. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in the VIEs held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.
Risks in relation to the VIE structure
The Company believes that the contractual arrangements amongst the WFOEs or WFOEs’ subsidiaries, the VIEs and their respective shareholders are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders or affiliates of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, the VIEs and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if the VIEs or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the VIEs, and its ability to conduct the Company’s business may be adversely affected.

F-19

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
- continued

The following amounts and balances of the consolidated VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions.

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Cash and cash equivalents	2,617,594	1,136,649
Restricted cash—current	13,801	17,364
Short-term investments	—	25,900
Accounts receivable, net	12,088	13,688
Loans receivable, net	—	54,817
Prepayments and other current assets	1,501,233	1,136,314
Restricted cash - non-current	10,000	20,000
Property and equipment, net	14,422	9,430
Long-term investments	228,400	578,400
Intangible assets, net	95,517	69,631
Goodwill	283,256	283,256
Deferred tax assets	786	540
Operating lease right-of-use assets	82,120	61,771
Other non-current assets	3,482	12,708

TOTAL ASSETS	4,862,699	3,420,468

LIABILITIES
Accounts payable	7,179	11,086
Prepaid for freight listing fees and other service fees	506,423	479,476
Income tax payable	3,032	4,991
Other tax payable	731,284	862,150
Operating lease liabilities—current	34,867	37,569
Accrued expenses and other current liabilities	1,113,559	638,045
Deferred tax liabilities	20,333	17,308
Operating lease liabilities—non-current	46,395	22,497
Other non-current liabilities	22,950	12,414

TOTAL LIABILITIES	2,486,022	2,085,536

F-2
0

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
- continued

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net Revenues	5,648,742	5,817,440	6,157,284
Net income	1,779,515	1,080,640	347,955
Net cash provided by (used in) operating activities (1)	615,584	137,792	(948,849)
Net cash used in investing activities	(69,854)	(240,125)	(1,051,374)
Net cash used in financing activities	(9,000)	—	—

(1)	It includes cash flows used in intercompany operating activities of RMB 2,316,618 , RMB 1,703,166 and RMB 1,787,075 for the years ended December 31, 2022, 2023 and 2024, respectively.
The VIEs contributed 84%, 69% and 55% of the Group’s consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIEs accounted for 12% and 8% of the consolidated total assets, and 72% and 66% of the consolidated total liabilities, respectively.
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

F-2
1

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.3	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for loans receivable.

2.4	Functional currency and foreign currency translation
The Group uses Renminbi as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries is RMB or USD as determined based on the economic facts and circumstances.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in foreign exchange (loss) gain of the statements of operations and comprehensive income.
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

F-2
2

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.5	Cash and cash equivalents
Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.6	Restricted cash
The Group’s restricted cash mainly consists of deposit pledged to commercial banks for payment channels, credit solutions and electronic toll collection (“ETC”) service. Restricted cash with remaining term over one year is recorded in non-current
restricted cash while others is included in current restricted cash.

2.7	Short-term investments
Short-term investments include (i) wealth management products issued by investment banks with remaining maturities within one year; (ii) time deposits with original maturities longer than three months and remaining maturities within one year. The Group records wealth management products at fair value at each reporting period end. Changes in fair values are included in unrealized gains (losses) from fair value changes of investments in the consolidated statements of operations and comprehensive income. The unrealized gains (losses) will be reclassified to investment incomes (losses) when the investments are disposed or matured.

2.8	Accounts receivable, net
Accounts receivable mainly consists of amounts due from the Group’s customers, which are recorded net of allowance for credit losses. The Group has developed a CECL model in accordance with Credit Losses (Topic 326): Measurement of Credit Losses on Financial instruments ("ASC 326") based on historical experience, the age of the accounts receivable balances, credit quality of its customers, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

2.9	Loans receivable, net
Loans receivable represents loans provided directly by the Group and the related accrued interests. Loans receivable is reduced by a valuation allowance estimated as of the balance sheet date.
The Group assesses its allowance for loans receivable according to ASC 326. The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in each of the portfolios as of the balance sheet date. The portfolios are determined based on the loan type, the term of the loan, and the repayment schedule. The allowance is estimated for each portfolio based on an assessment of various factors such as historical delinquency rate, size, and other risk characteristics of the portfolio.
The Group writes off loans receivable with a corresponding reduction of the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible.

F-2
3

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.10	Property and equipment, net
Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Office building	44 years
Furniture, fixtures and equipment	3 - 5 years
Motor vehicles	4 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term
Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in other income or expenses of the consolidated statements of operations and comprehensive income.

2.11	Intangible assets, net
Intangible assets purchased are recognized and measured at cost upon acquisition.
Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Software	5 to 8
Trademarks	5 to 15
Platform	5
Customer relationship	10
Non-compete commitment	8

2.12	Goodwill
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

F-2
4

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.13	Long-term investments
The Group’s long-term investments include (i) equity method investments; (ii) investments in equity securities without readily determinable fair values;(iii) Investments in debt securities, (iv) long-term time deposits and wealth management products with maturities more than one year, and will be reclassified to short-term investments when their maturity date becomes within one year.

(i)	Equity method investments
The Group accounts for common stock or common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher represents significant influence. Under the equity method, the Group’s shares of the post-acquisition profits or losses of the investees are recognized in the consolidated statements of operations and comprehensive income and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s shares of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support to the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

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
Investments in debt securities consist of investments in preferred shares issued by private companies that are redeemable at the Group’s option with no contractual maturity date and convertible debt instruments issued by certain private company. The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through credit impairment losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit
related is recorded in accumulated other comprehensive income as a component of shareholders’ equity.
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

2.14	Other non-current assets
Other
non-current
assets mainly consist of long-term prepayments for property and equipment, long-term deposits and long-term interest receivable.

F-2
5

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.15	Fair value measurement
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

2.16	Revenue recognition
The Group derives its revenues principally from shippers’ and truckers’ use of the Group’s platforms in connection with freight listing service, freight brokerage service, transaction service, credit solutions and other value-added services.
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
For the years ended December 31, 2022, 2023 and 2024, RMB3,551 million, RMB4,173 million and RMB5,098 million of VAT are included in net revenues, respectively, the majority of which was generated from freight brokerage service.

F-2
6

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.16	Revenue recognition - continued

The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. For incentives which are recorded as reduction of revenue (including deferred revenue, if any), if characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis within a given period, the amount of the cumulative shortfall is re-characterized
as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. Consideration paid to customers is recorded as sales and marketing expenses if the Group receives distinct services in exchange and the consideration paid is at or below the fair value of the service received. For the years ended December 31, 2022, 2023 and 2024, RMB785, RMB63,659 and RMB190,195 of incentives were recorded in selling and marketing expenses, respectively.
Freight listing service
The Group charges the shippers membership fees for posting orders on the Group’s platforms. Membership fee is prepaid by shippers registered on the Group’s platforms for activating their rights of making orders on the platform. Revenue from membership fee is recognized on a straight-line basis over the term of the membership period.
Freight brokerage service
The Group provides freight brokerage service to shippers registered on its platform, assisting the shippers to identify appropriate truckers and enabling truckers to receive and fulfill on-demand
requests from shippers. As a freight broker, the Group enters into a shipping contract with the shipper and a shipping contract with the trucker matched by the platform or designated by the shipper, as the case may be, to fulfill the shipping order.
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
Transaction service
The Group charges transaction service fees from truckers when they take orders originating from certain cities. The transaction service fee charged for an order is computed based on the shipping fee of such shipping order. The transaction service fee is recognized as revenue upon the shipper and the trucker reach an agreement.
In certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month. Revenue from truckers’ membership fee is recognized on a straight-line basis over the term of the membership period.
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

F-2
7

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.16	Revenue recognition - continued

Other value-added services
Other value-added services provided by the Group mainly comprise agency services provided to insurance companies, highway authorities, gas station operators and automakers and dealers in their businesses to meet various needs of shippers and truckers. Revenue is recognized when service is rendered.
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
Disaggregation of revenues
For the years ended December 31, 2022, 2023 and 2024, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams and timing of transfer of services were as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Freight brokerage service-satisfied at a point of time	3,360,313	3,916,409	4,726,989
Freight listing service-satisfied over time (1)	761,080	828,152	879,489
Transaction service-satisfied at a point of time (1)	1,448,570	2,207,763	3,763,712
-satisfied overtime (1)	91,300	101,201	84,944
Credit solutions-satisfied over time	796,356	1,001,892	1,341,434
Other value-added services-satisfied at a point of time (1)	276,025	380,742	442,070

Total net revenues (2)	6,733,644	8,436,159	11,238,638

(1)
Effective from January 1, 2024, the Group renamed “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service
” and “Other value-added services.” The comparative net revenues for the years ended December 31, 2022 and 2023 have been recast to conform to this presentation. RMB101.2 million from “Freight listing service
” and RMB4.7 million from “Other value-added services” were reclassified to “Transaction service” for the year ended December 31, 2023, with corresponding amounts of RMB91.3 million and RMB4.6 million reclassified for the year ended December 31, 2022 under the same methodology.

(2)
RMB3,551 million, RMB4,173 million and RMB5,098 million of net revenues were attributable to VAT for the years ended December 31, 2022, 2023, and 2024, respectively. The VAT related to freight brokerage service is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group.

Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered.
Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

8

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.16	Revenue recognition - continued
Contract balances -
continued

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly related to the freight listing services.
Current contract balances are included in prepaid for freight listing fees and other service fees and non-current contract balances are included in other non-current liabilities.
The Group expects to recognize the majority of this balance as revenue over the next 12 to 24 months. The contract liabilities of the Group as of December 31, 2023 and 2024 are listed in the table below. The Group recognized revenues at a point of time or over time

that were previously deferred as contract liabilities of RMB462,080 and RMB548,917 during the years ended December 31, 2023 and 2024, respectively.

	As of December 31,
	2023 (1)	2024
	RMB	RMB

Contract balances—current
Freight listing service	495,692	462,036
Transaction service	27,718	78,709
Others	25,507	30,440
Contract balances—non current
Freight listing service	22,950	12,414

Total contract balances	571,867	583,599

(1)	The 2023 comparative balances and their line item compositions have been retrospectively recast to conform to the reclassified revenue stream presentation criteria outlined above.

2.17	Cost of revenues
Cost of revenues primarily consists of VAT, related tax surcharges and other tax costs, net of the government grants, payroll and related expenses for employees involved in operating the Group’s platforms, technology service fee, and commission fee paid to third party payment platform as well as funding costs related to credit solution services.
VAT cost is primarily related to freight brokerage service, and is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The Group operates its freight brokerage business with the road transportation license obtained from the government, which requires the Group to pay VAT at a rate of approximately 9% pursuant to the relevant VAT regulations for transportation service segment. The Group receives government grants from local financial bureaus as an incentive for developing the local economy and business, which is recorded as a reduction of the VAT cost.
Gross amount of VAT and the government grants from local financial bureaus included in cost of revenues are as the following:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Gross VAT	4,518,878	5,271,119	5,996,198
Less: government grants	(1,979,581)	(2,150,109)	(2,102,847)

VAT, net	2,539,297	3,121,010	3,893,351

2.18	Sales and marketing expenses
Sales and marketing expenses consist of advertising expenses, payroll and related expenses for employees involved in sales and marketing functions and amortization of trademarks. The advertising and marketing expenses amounted to RMB107,575, RMB315,716 and RMB508,337 for the years ended December 31, 2022, 2023 and 2024, respectively.

F-
29

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.19	Research and development expenses
Research and development expenses primarily consist of technology infrastructure expenses related to research and development activities, payroll and related expenses for employees involved in platform development and internal-use
system support, charges for the usage of the server and computer equipment in relation to the research and development activities.

2.20	General and Administrative expenses
General and administrative expenses primarily consist of compensation costs for executive management and administrative employees, daily operating expenses and provision for settlement in principle of U.S. securities class action, which is non-recurring.

2.21	Operating leases
Under ASU
No. 2016-02
“Leases” (“ASC 842”), the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheet at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Company’s incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. Some of the Company’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For contracts modified, the Group reassesses whether a contract is or contains a leasing arrangement and re-measures
ROU assets and liabilities upon modification of the contract.
There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. The Company determines its land use right agreement contains an operating lease of land under ASC 842. The full prepayment for the land use right is recognized as an asset and is amortized using the straight-line method over the lease term of 50 years. The weighted average remaining lease term is 47.4 years as of December 31, 2024. Amortization expense of land use rights for the years ended December 31,
2022,
2023 and 2024
amounted to RMB675
,
 RMB1,012 and RMB1,012, respectively.

2.22	Share-based compensation
The Group accounts for share options granted to employees and directors as an equity award in accordance with ASC 718 Compensation-Stock Compensation (“ASC 718”).
Options granted generally vest upon satisfaction of service conditions. They are measured at the fair value of equity awards on the grant date and recognized as compensation cost net of forfeitures over the vesting periods, with the corresponding credit recorded as additional paid-in
capital (“APIC”). The Group elects to account for forfeitures as they occurred.

F-
30

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.22	Share-based compensation - continued

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

2.23	Earnings per share
Basic earnings per share is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and restricted shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings per share, the effect of the stock options and restricted shares is computed using the treasury stock method. In addition, the Group adjusts its proportionate share of the subsidiaries’ earnings by considering the hypothetical exercise of the stock options issued by subsidiaries and settled in subsidiaries’ common shares in the calculation of income available to ordinary shareholders of the Company used in the diluted earnings per share calculation.

2.24	Government grants
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

2.25	Taxation
The Group is subject to value-added taxes at the rate of 6%, 9% or 13% in PRC. The value-added tax payable is the balance of the taxes the Group is liable for, which is primarily incurred for freight brokerage service and assessed based on the total shipping transaction price, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The VAT taxes are also from the Group’s sales of other goods or services and primarily levied on the sales price the Group charges for such goods or services at applicable rates. Deductible input taxes that reduce the tax payable are from the Group’s purchases of goods or services and based on the cost and expenses the Group incurs at their applicable rates. The VAT balances are recorded in prepayments and other assets or other tax payable on the consolidated balance sheets.

F-3
1

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.25	Taxation - continued

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statement, net loss carrying forward and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of the enactment of the change.

2.26	Segment reporting
The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions about allocation of resource and assessing performance.
The Group’s CODM has been identified as the
Chief Executive Officer
who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items.
The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.27	Comprehensive income
Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statement of operations and comprehensive income. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheet consists of accumulated foreign currency translation adjustments.

2.28	Recent accounting pronouncements
Recently Adopted Accounting Pronouncement
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
are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU has no significant impact on the Group’s consolidated financial statements.

F-3
2

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.28	Recent accounting pronouncements - continued

Recently issued accounting pronouncements not yet adopted
On December 14, 2023, the FASB issued ASU
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
In November 2024, the FASB issued ASU 2024-03 “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

2.29	Convenience translation
The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S as of D ecem
ber 31,
2024.

3.	FAIR VALUE MEASUREMENTS
The Group’s short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, other receivables included in prepayments and other current assets, loan receivables, payables and amounts due to related parties, except for those subject to fair value measurement, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current
restricted cash, investments in debt securities, long-term time deposits, wealth management products with maturities more than one year and long-term receivables, except for those subject to fair value measurement, approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.
As of December 31, 2023 and 2024, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at a fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31, 2023	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Wealth management products	434,006	—	434,006	—
Long-term investments:
Wealth management products	677,867	—	677,867	—
Available-for-sale debts securities	830,966	—	—	830,966

F-3
3

3.	FAIR VALUE MEASUREMENTS - continued

As of December 31, 2024	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Wealth management products	1,725,051	—	1,725,051	—
Long-term investments:
Wealth management products	1,389,779	—	1,389,779	—
Available-for-sale debts securities	640,645	—	—	640,645

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Available-for sale debt investments:

Amounts
RMB
(In thousands)
Balance at December 31, 2022	—
Additions	474,909
Reclassed from equity investment without readily determinable fair value	359,242
Foreign currency translation adjustments	(3,185)

Balance at December 31, 2023	830,966

Additions	142,060
Net unrealized fair value change recognized in other comprehensive income	599
Accrued interest from convertible note (note 9)	11,013
Impairment loss	(352,742)
Foreign currency translation adjustments	8,749

Balance at December 31, 2024	640,645

The fair value of wealt
h management products and exchange traded fund products are the suggested redemption price provided by the investment bank that sells such financial products. They are observable and market-based inputs but not quoted prices in active markets for identical assets. The total gain recognized for change in fair values are RMB12,938 for the years ended December 31, 2023. The total loss recognized for change in fair values is RMB63,390 and RMB20,904 for the year ended December 31, 2022 and 2024, respectively.
The investments in debt securities recorded in long-term investments are investments in redeemable preferred shares that are redeemable at the Group’s option and convertible debt instruments issued by certain private company (see note 9). These investments in private companies are classified as Level 3 in fair value hierarchy and measured by market approach or income approach using various unobservable inputs. The market approach takes into consideration several factors including but not limited to market multiple and discount of lack of marketability. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. These factors are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on fair values. During the year ended December 31, 2022, 2023 and 2024, the Company recognized credit impairment of nil
,
nil
and RMB
352,742
related to certain available-for-sale debt investment.
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
Recognition and Measurement of Financial Assets and Liabilities, (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. During the years ended December 31, 2022, 2023 and 2024, the Group did not recognize any impairment loss relating to its equity investments.
Certain
non-financial
assets are measured at fair value on a nonrecurring basis, including property and equipment, goodwill, intangible assets and operating lease right-of-use
assets and land use rights, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other assumptions to the discounted cash flow valuation methodology. During the years ended December 31, 2022, 2023 and 2024, the Group did not
recognize any
non-financial
assets impairment.

F-3
4

4.	SHORT-TERM INVESTMENTS
Short-term investments as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Time deposits	11,082,298	13,277,852
Wealth management products	434,006	1,725,051

Total Short-term investments	11,516,304	15,002,903

5.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related expected credit loss provision as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Trade receivable	27,800	23,327
Less: allowance for expected credit losses	(4,382)	(3,684)

Total accounts receivable, net	23,418	19,643

Movement of the expected credit loss provision for accounts receivable is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	(3,713)	(5,424)	(4,382)
(Provision) reversal for expected credit losses	(2,054)	360	36
Write-off	343	682	662

Balance at end of year	(5,424)	(4,382)	(3,684)

6.	LOANS RECEIVABLE, NET
The following table presents loan principal and accrued interests as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Loans receivable	3,675,492	4,418,011
Less: allowance for loan losses	(154,420)	(218,366)

Loans receivable, net	3,521,072	4,199,645

F-3
5

6.	LOANS RECEIVABLE, NET - continued

The following table presents the aging of loans as of December 31, 2023 and 2024:

	0-30 days past due	31-60 days past due	61-90 days past due	Over 90 days past due	Total amount past due	Current	Total loans
December 31, 2023 (RMB)	39,609	21,041	17,651	81,659	159,960	3,515,532	3,675,492
December 31, 2024 (RMB)	49,331	36,140	34,452	93,914	213,837	4,204,174	4,418,011
Movement of allowance for loan losses is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	(65,117)	(102,359)	(154,420)
Provisions for loan losses	(194,272)	(234,599)	(296,528)
Write-off	157,030	182,538	232,582

Balance at end of year	(102,359)	(154,420)	(218,366)

Loans receivable is recorded as receivable, reduced by an allowance for estimated losses as of the balance sheet date. Interest on loans receivable is accrued and credited to revenue as earned. The Group does not record any interest revenue on an accrual basis for the loans that are past due for more than 90 days. As of December 31, 2023 and 2024, the net nonaccrual loan receivable (those over 90 calendar days past due excluding loans that were over 180 days past due and therefore charged off) after deducting the provision was RMB1.7 million and RMB0.7 million, respectively. Loans are returned to accrual status if they are brought to non-delinquent
status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment.
The Group writes off the loans receivables
that
are past due for more than 180 days as they are not considered collectible based on the Group’s historical experiences.

7.	PREPAYMENTS AND OTHER CURRENT ASSETS , NET

	As of December 31,
	2023	2024
	RMB	RMB
Government grants receivable (1)	1,279,838	735,449
Funds receivable from third party payment channels	129,224	127,538
Advance to suppliers	291,413	110,968
Interest receivable (2)	158,197	651,384
VAT recoverable and prepaid income taxes	127,097	391,998
Others	68,423	110,257
Less: allowance for expected credit losses	(4,412)	(4,692)

Total	2,049,780	2,122,902

(1)	Government grants receivable represents the government grants from local governments to incentivize the freight brokerage service.

(2)	Interest receivable is the accrued and unpaid interests of the Group’s time deposits included in short-term investments.

F-3
6

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2023	2024
	RMB	RMB
Furniture, fixtures and equipment	64,977	60,244
Motor vehicles	5,959	6,532
Leasehold improvement	74,698	76,776
Office building	63,000	63,000
Construction in progress	89,042	194,689
Total cost	297,676	401,241

Less: Accumulated depreciation	(103,100)	(111,630)

Property and equipment, net	194,576	289,611

Depreciation expenses related to property and equipment were RMB25,826, RMB15,440 and RMB18,358 for the years ended December 31, 2022, 2023 and 2024, respectively.

9.	LONG-TERM INVESTMENTS
The following table summarizes the Group’s balances of long-term investments:

	As of December 31,
	2023	2024
	RMB	RMB
Long-term time deposits	8,540,152	6,809,123
Wealth management products	677,867	1,389,779
Equity method investments (1)
Guizhou Yushi Digital Venture Capital Partnership (“Yushi Fund”)	315,947	313,527
Others	2,349	4,908

Subtotal	318,296	318,435

Equity investments without readily determinable fair values
Plus Automation, Inc (“Plus (US)”) (2)	648,458	658,136
Others	60,000	60,000

Subtotal	708,458	718,136

Investments in debt securities
Plus PRC Holding Ltd. ( “Plus (CN)”) (2)	471,724	634,145
Jiayibingding (Beijing) E-commerce Limited (“JYBD”) (3)	352,742	—
Others	6,500	6,500

Subtotal	830,966	640,645

Total long-term investments	11,075,739	9,876,118

F-3
7

9.	LONG-TERM INVESTMENTS - continued

(1)
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

For the years ended December 31, 2022, 2023 and 2024, the Company recognized the share of loss in equity method investment
s
of RMB1,246, RMB2,067 and RMB2,861 respectively.

(2)
As of December 31,
2023 and
2024, the
 Group had an
investment in preferred shares of Plus (US) amounted to approximately US$91.6 million, representing 19.83% equity interest on an as-if
converted basis and 1.23% voting rights of Plus (US). As the investment in preferred shares in Plus(US)
is
not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in Plus (US) as an equity investment without readily determinable fair value.

As of December 31, 2023 and 2024, the Group had an investment in preferred shares of Plus (CN) amounted to approximately US$
63.3 million, representing 51% equity interest on an
as-if
converted basis and 61.88% voting rights. However, the Group has no control over Plus (CN) as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus (CN). As the preferred shares held by the Group are redeemable merely by passage of time and are redeemable at the option of the Group, the Group accounted for its investment in Plus (CN) as available-for-sale
investment in debt security which is measured at its fair value with the change of fair value recognized as other comprehensive income.
In May 2024, the Group purchased a convertible note issued by Plus (CN), with the amount of US$
20 million, which is entitled to certain redemption rights and conversion rights on or before the maturity date. The Group accounts for its investments as
“available-for-sale”
and measured the fair value at each period end. The unrealized holding gains and losses for available-for-sale
securities are reported in other comprehensive income until realized.
For the year ended December 31, 2024, the Group recognized RMB599 gain of fair value change related to the available-for-sale
investment in Plus(CN) and was recorded in other comprehensive income.

(3)
As of December 31, 2023, the fair value of the Group’s investment in preferred shares of JYBD amounted to RMB352,742, representing 24.37% equity interest on an as-if converted basis. As the preferred shares held by the Group are redeemable at the option of the Group, the Group accounted for its investment in JYBD as available-for-sale investment in debt security which is measured at its fair value with the change of fair value recognized as other comprehensive income.

For the year ended December 31, 2024, the Company recognized credit impairment loss of JYBD of RMB352,742.
The loss was due to credit impairment loss as JYBD could not meet the shareholders’ redemption requests due to insufficient funds resulting from operational underperformance.

8

10.	INTANGIBLE ASSETS, NET
Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Software	52,657	54,647
Trademarks	621,856	621,922
Platform	24,000	24,000
Customer relationship	18,000	18,000
Non-compete commitment	40,000	40,000

Less: Accumulated amortization	(306,609)	(365,092)

Intangible assets, net	449,904	393,477

Amortization expenses related to intangible assets were RMB61,842, RMB58,290 and RMB58,557 for the years ended December 31, 2022, 2023 and 2024, respectively.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
2025	56,746
2026	54,837
2027	53,962
2028	52,594
2029	51,221
Thereafter	124,117

Total	393,477

11.	GOODWILL

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning and end of year	3,124,828	3,124,828

Goodwill resulting from previous years’ business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2022, 2023 and 2024, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired.

F-
39

12.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits	1,000	1,000
Prepayment for property and equipment	25,841	2,103
Long term interest receivable (1)	184,829	95,429

Total	211,670	98,532

(1)	Long term interest receivable is the accrued and unpaid interests of the Group’s long-term time deposits.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
Advance from shippers and truckers (1)	949,981	533,158
Salaries and welfare payables	349,966	274,216
Deposit from truckers for value added services	23,243	23,185
Accrued rental and other service fees	133,149	90,550
Accrual for construction in progress	55,743	74,472
Accrued liabilities for settlement in principle of class actions (note 24)	72,598	—
Proceeds prepaid by investors of a subsidiary	90,000	100,000
Others	48,565	46,177

Total	1,723,245	1,141,758

(1)	Representing the refundable prepayments from shippers and truckers for future shipping arrangements under freight brokerage service and other valued-added service.

F-4
0

14.	MEZZANINE EQUITY
To develop its cold chain logistics business, in May 2022, the Company established Smart Cold Chain Freight Limited (“Smart Cold Chain”) in Cayman Islands. Manyun Cold Chain, a former subsidiary of the Group’s VIE, becomes a consolidated VIE of Smart Cold Chain through a reorganization under common control whereby the beneficial owners’ interests in Manyun Cold Chain were exchanged into the convertible redeemable preferred shares of Smart Cold Chain at the same percentage. As the redemption of Smart Cold Chain’s preferred shares is not solely within the Group’s control, the non-controlling
interests previously recorded for Manyun Cold Chain were reclassified as redeemable non-controlling
interests at the carrying amount of RMB
73,980
, which approximated the fair value of convertible redeemable preferred shares on the issuance date. After the completion of the reorganization, Smart Cold Chain issued additional
12,498,880
convertible redeemable preferred shares to investors for a total consideration of RMB
71 million in 2022.
In 2023, Smart Cold Chain issued 7,259,939
convertible redeemable preferred shares to certain investors for the total consideration received amounted to USD16 million, equivalent to RMB
112 million. Concurrently, three other investors agreed and were obliged to subscribe fixed numbers of convertible redeemable preferred shares once they complete the necessary registration for outbound investment. As of December 31, 2023, Smart Cold Chain received RMB90 million prepayment from such investors which was recorded in accrued expenses and other current liabilities.
In 2024, Smart Cold Chain issued 7,259,939
convertible redeemable preferred shares to certain investors at the same issuance price per share as in 2023. The total consideration received was USD15 million, equivalent to RMB
109
 million, including RMB90 million prepayment received last year. Concurrently, two other investors agreed and were obliged to subscribe fixed numbers of convertible redeemable preferred shares once they complete the necessary registration for outbound investment. As of December 31, 2024, Smart Cold Chain received RMB
100
 million prepayment from such investors which was recorded in accrued expenses and other current liabilities.
The Company uses interest method to accrete the carrying value of the redeemable non-controlling
interests to their maximum redemption price as if redemption were to occur at the end of the reporting period. The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. The change in the carrying amount of redeemable non-controlling interests is recorded as measurement adjustment attributable to redeemable non-controlling
interests in the consolidated statement of operations and comprehensive income. For the years ended December 31, 2022, 2023 and 2024, measurement adjustment attributable to redeemable non-controlling interests at the amount of RMB4,599, RMB
15,457 and RMB57,136 were recognized respectively.

F-4
1

15.	ORDINARY SHARES AND TREASURY SHARES
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
In 2023, the Company repurchased 455,039,640 Class A ordinary shares from the open market with an aggregate purchase price of US$147,689 including commission under the share repurchase program. The repurchased shares were recorded in the treasury shares account using cost method upon repurchase. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in
capital and retained earnings. In 2023, 201,197,520 Class A ordinary shares were retired, which resulted in a reduction of ordinary shares by RMB 14 and a reduction of APIC by RMB 439,354.
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
In 2024, the Company repurchased 255,486,760 Class A ordinary shares from the open market with an aggregate purchase price of US$93,614 including commission under the share repurchase program. The repurchased shares were recorded in the treasury shares account using cost method upon repurchase. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in
capital and retained earnings. In 2024, 509,328,880 Class A ordinary shares were retired, which resulted in a reduction of ordinary shares by RMB 36, a reduction of APIC by RMB 1,237,216 and a reduction of retained earnings by RMB 41,529.
In 2024, 156,832,119
stock options were exercised into class A ordinary shares by employees. The Company repurchased and immediately canceled
30,763,980 Class A ordinary shares
to satisfy the
tax
obligation for employees
upon the exercise of options, which resulted in a decrease of ordinary shares by RMB2 and a reduction of APIC by RMB81,179.

F-4
2

16.	INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Companies incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Entities incorporated in Hong Kong are subject to Hong Kong profits tax. Under the current Hong Kong Inland Revenue Ordinance, the profits tax rate for the first
2
million HK dollar of profits of corporations is
 8.25%, while profits above that amount are subject to the tax rate of 16.5%.
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
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax
deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the Ministry of Finance and State Taxation Administration announced to implement the policy of raising pre-tax
deduction ratio for R&D expense from 175% to 200% for eligible industry enterprises on a long-term basis starting from January 1, 2023.
Income (loss) by tax jurisdictions:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net income from PRC operations	1,047,102	1,760,139	2,862,980
Net (loss) income from non-PRC operations	(539,167)	573,758	499,868

Total net income before tax	507,935	2,333,897	3,362,848

The current and deferred portion of income tax expenses (benefits) included in the consolidated statements of operations and comprehensive income are as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expenses	131,186	227,415	196,233
Deferred tax (benefits) expenses	(35,151)	(120,611)	43,178

Total	96,035	106,804	239,411

F-4
3

16.	INCOME TAXES - continued

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Years ended December 31,
	2022	2023	2024
PRC statutory tax rate	25.00%	25.00%	25.00%
Effect of different tax rates of entities operating in other jurisdictions	(5.15%)	(9.38%)	(6.30%)
Preferential tax rates	0.00%	(3.69%)	(18.90%)
PRC Withholding taxes	5.73%	2.79%	1.46%
Net tax effect of super deduction and non-deductible expenses in determining taxable profit	24.87%	(2.06%)	0.51%
True up	(1.24%)	(7.07%)	0.75%
Effect of change of valuation allowance	(30.30%)	(1.01%)	4.60%

Effective tax rate	18.91%	4.58%	7.12%

The effects of preferential tax rates on earnings per share are as follows:

	Years ended December 31,
	2022	2023	2024
Tax saving amount due to preferential tax rates	—	86,110	635,456
Effect on basic earnings per share	—	0.00	0.03
Effect on diluted earnings per share	—	0.00	0.03

F-4
4

16.	INCOME TAXES - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
—Advertising and business promotion expenditure	5,260	28,093
—Impairment loss	177,368	265,553
—Allowance for expected credit losses	69,076	116,458
—Accrued expense	142,878	12,478
—Net loss carrying forward	363,929	418,810
—Others	9,555	6,368
Less: valuation allowance	(618,985)	(754,878)

Net deferred tax assets	149,081	92,882

Deferred tax liabilities
—Identifiable intangible assets from business combination	108,591	95,570

Total deferred tax liabilities	108,591	95,570

Movement of valuation allowance

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	811,324	652,610	618,985
(Reversal) addition	(158,714)	(33,625)	135,893

Balance at ending of the year	652,610	618,985	754,878

As of December 31, 2023 and 2024, the Group had net loss carrying forward of approximately RMB1,456 million and RMB1,675 million, which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC, respectively. The losses expired were approximately RMB3 million, RMB39 million and RMB57 million during the years ended December 31, 2022, 2023 and 2024, respectively, and were provided full valuation allowances in prior years. The remaining loss carrying forward will expire during the period from 2025 to 2034.
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
basis.
The Group believes that for most of its entities, it is more likely than not that the net accumulated losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided a valuation allowance of RMB619 million and RMB755 million for these entities’ deferred tax assets as of December 31, 2023 and 2024, respectively.

F-4
5

16.	INCOME TAXES - continued

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
The CIT
L
aw also imposes a withholding income tax of 10% on dividends distributed by an foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the Mainland of
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
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated affiliate. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free
and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs and VIEs’ subsidiaries without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIEs and VIEs’ subsidiaries given that the Group will ultimately use the means.
The Organization for Economic Cooperation and Development (“
OECD
”) introduced a framework for the implementation of a 15%
global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation. Based on current available legislation, Pillar Two does not have a material tax impact for fiscal year 2024, the Group will continue to monitor the developments and evaluating the potential impact of Pillar Two in the future.

17.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2022, 2023 and 2024, other than disclosed elsewhere, the Group had the following material related party transactions and balances.
The table below sets forth the major related parties and their relationships with the Group:

Related Party	Relationship with the Group
JYBD	Investee of the Group
Plus(CN)	Investee of the Group
For the years ended December 31, 2022, 2023 and 2024, services provided to related parties were
R
MB
300, RMB104 and nil, respectively:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Value-added service revenue from JYBD	300	104	—

Total	300	104	—

F-4
6

17.	RELATED PARTY TRANSACTIONS - continued

For the years ended December 31, 2022, 2023 and 2024, services provided by related parties were RMB7,500, nil and nil, respectively:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Service fee to JYBD	7,500	—	—

Total	7,500	—	—

For the years ended December 31, 2022, 2023 and 2024, loan transactions with related parties were as follow:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loans to Plus(CN)	—	—	35,523
Repayment of loans from Plus(CN)	—	—	35,515
Interest income of loans from Plus(CN)	—	—	725
In February 2024, the Group entered into a loan agreement with Plus(CN), pursuant to which the Group agreed to make available to Plus(CN) a loan in the principal amount of US$3,500 in one lump sum. The loan has an interest rate of 12% per annum and an original term of two months, which was further extended to four months. In April 2024, an additional loan agreement were entered by the same parties. The principal amount of the loan is US$1,500 with a term of two months and the interest rate is 12% per annum. Both loans were fully paid by Plus(CN) in May 2024.
In addition, the Group has made equity or debt investments to related parties during the years ended December 31, 2022, 2023 and 2024. These transactions with related parties were included in Note 9.

18.	SHARE-BASED COMPENSATION
Employee options
In November 2018, the Company adopted the 2018 Incentive Compensation Plan (“2018 Plan”). As of December 31, 2023 and 2024, the Company granted in total of 2,300,588,991 share options under the 2018 Plan. The options granted will expire in ten years from the date of grant.
In April 2021, the board approved the 2021 Incentive Compensation Plan (“2021 Plan”). As of December 31, 2023 and 2024, 986,820,279 and 1,080,603,539 share options were granted under 2021 Plan, respectively. The options granted will expire in ten years from the date of grant.
During the year ended December 31, 2023, 173,306,584 options were granted to employees under the 2021 Plan, and all options were subject to a four-year or one-year
service condition.
During the year ended December 31, 2024, 93,783,260 options were granted to employees under the 2021 plan, of which 22,000,000 options were vested immediately upon grant while 71,783,260 options were subject to a one-year
to four-year service condition.

F-4
7

18.	SHARE-BASED COMPENSATION - continued
Employee options
- continued

The following table summarized the activities of the Group’s share options classified as equity:

	Number of options	Weighted average exercise price per share	Weighted average remaining contract life	Weighted average grant date fair value per share	Aggregate intrinsic value
		US$		US$	US$
Outstanding at December 31, 2023	398,426,278	0.000010	8.25	0.4233	139,644
Granted	93,783,260	0.000010		0.3680
Exercised	(156,832,119)	0.000010		0.4243
Forfeited	(69,183,175)	0.000010		0.3662

Outstanding at December 31, 2024	266,194,244	0.000010	7.79	0.4180	144,008

Vested and expected to vest at December 31, 2024	266,194,244	0.000010	7.79	0.4180	144,008

Exercisable at December 31, 2024	56,689,099	0.000010	5.71	0.3769	30,668

In determining the fair value of the stock options, the Company applied the binomial option pricing model before the completion of its USIPO in June 2021 and the Black-Scholes model for the options granted thereafter. The change of valuation model does not result in any difference in valuation results as the exercise price of the options granted is significantly below the spot price (deemed as “deep in the money”) and the fair value of the options approximates the closing price of the ordinary shares on the grant date. The key assumptions used to determine the fair value of the options for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Years ended December 31,
	2022	2023	2024
Expected volatility	35.2%~ 44.2%	36.7%~38.7%	37.0%~39.0%
Risk-free interest rate (per annum)	1.44%~3.97%	3.40%~4.89%	3.88%~4.71%
Exercise multiples	2.8	2.8	2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	$0.302~0.461	$0.290~0.400	$0.314~0.442
Fair value of share option	$0.302~0.461	$0.290~0.400	$0.314~0.442
The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero since the Group can not estimate the exact amount of dividend distribution in the future which is subject to Board’s approval. Prior to the completion of USIPO, the Group determined the fair value of ordinary shares underlying each share option granted based on estimated equity value and allocation of it to each element of its capital structure. After the completion of USIPO in June 2021, the Group uses the stock market closing price as the fair value of the ordinary shares. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.
For the years ended December 31, 2022, 2023 and 2024, share-based compensation expenses of RMB896,982, RMB419,551 and RMB471,960 were recognized in connection with options granted, respectively.
The unrecognized compensation costs related to unvested options is RMB383 million as of December 31, 2024. It is expected to be recognized over a weighted-average period of 2.3 years.

8

18.	SHARE-BASED COMPENSATION - continued

The Group acquired Beijing Bang Li De Network Technology Co., Ltd. (“TYT”), a private company, in December 2021. Upon the completion of the acquisition, ordinary shares held by non-controlling
interest holders, who are also management of TYT, are restricted and subject to a four-year vesting period since July 1, 2022.

	Number of restricted shares	Weighted average grant date fair value per share
		RMB
Unvested at December 31, 2023	726,149	99.91
Vested	(270,598)	99.91

Unvested at December 31, 2024	455,551	99.91

The Group recorded 22,273, RMB21,282, RMB23,219 share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024, respectively.
The Group reclassified Nil, RMB8,050 and RMB6,127 from APIC to non-controlling interest based on the proportionate interest in TYT’s equity on the vesting date for the years ended December 31, 2022, 2023 and 2024, respectively.
In 2023, Smart Cold Chain, the subsidiary of the Group adopted share incentive plan to grant options based on the fair value on the grant date to certain employees of Smart Cold Chain. The awards are vested immediately, or subject to a one-year,
three-year or four-year service condition. During the year ended December 31, 2023, the subsidiary granted 471,550 options, of which 44,504 options were vested immediately upon grant while 427,046 were subject to a one-year
to four-year service condition. During the year ended December 31, 2024, the subsidiary granted 294,292 options, of which all options were subject to a one-year
to four-year
 service condition. Nil and 27,647 shares were forfeited during the years ended December 31, 2023 and 2024. The subsidiary recorded RMB
994 and RMB1,460 share-based compensation expenses for year ended December 31, 2023 and 2024.
Share-based compensation for all share options and restricted shares
The Group recorded share based compensation expense of RMB919,255, RMB441,827 and RMB496,639 for the years ended December 31, 2022, 2023 and 2024, respectively, which were classified in the accompanying consolidated statements of operations and comprehensive income as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
General and administrative expenses	809,194	297,469	348,400
Selling and marketing expense	39,771	55,503	50,109
Research and development expense	63,884	80,279	87,012
Cost of revenues	6,406	8,576	11,118

Total	919,255	441,827	496,639

F-
49

19.	EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2022, 2023 and 2024:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator
Net income available to Full Truck Alliance Co. Ltd.	406,762	2,212,888	3,069,849
Net income available to ordinary shareholders—basic	406,762	2,212,888	3,069,849
Dilutive effect arising from stock options of a subsidiary	—	(23)	(206)

Net income available to ordinary shareholders—diluted	406,762	2,212,865	3,069,643
Denominator
Weighted average number of ordinary shares outstanding—basic	21,517,856,981	21,111,924,886	20,822,835,545
Adjustments for dilutive share options of the Group	61,759,408	50,426,575	79,386,491

Weighted average number of ordinary shares outstanding—diluted	21,579,616,389	21,162,351,461	20,902,222,036
Earnings per share—basic	0.02	0.10	0.15

Earnings per share—diluted	0.02	0.10	0.15

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. For the years ended December 31, 2022, 2023 and 2024, the Group had restricted shares issued by Group’s subsidiary were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.
For the years ended December 31, 2022, 2023 and 2024, 111,573,290, 85,489,644 and 22,470,269
share

options were excluded from the calculation of diluted earnings per share due to the anti-dilutive effect.
Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share.

F-5
0

20.	Operating Leases
The Group leases office space under
non-cancellable
operating lease agreements that expire at various dates through December 2026. The Group also purchased a land use right, which expires at April 2072. The prepayment for land use right is included in right-of-use
assets and amortized over the period of the land use right (see note 2.21). As the Group incurs no lease liability in relation to the land use right, the amounts related to land use right are excluded from the following disclosure.
Supplemental information related to leases and location within the consolidated balance sheet are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	85,934	67,733

Current operating lease liabilities	37,758	41,204
Non-current operating lease liabilities	46,709	23,928

Total operating lease liabilities	84,467	65,132

Weighted average remaining lease term (in years)	2.86	1.94
Weighted average discount rate	3.8%	3.8%

	Year ended December 31,
	2023	2024
	RMB	RMB
Lease cost:
Operating fixed lease cost	13,218	40,912
Lease cost related to short-term leases not capitalized	9,243	4,918

Total lease cost	22,461	45,830

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2024 is as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows payment from operating leases	12,451	41,146
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	7,998	19,613
Right-of-use assets increased due to lease modification:
Operating leases	33,987	—
As of December 31, 2024, the maturities of lease liabilities in accordance with ASC 842 in each of the following years are as follows:

Total operating lease
RMB
2025	42,392
2026	25,315
2027	—

Total minimum lease payments	67,707
Less: amount representing interest	(2,575)

Present value of minimum lease payments	65,132

F-5
1

21.	EMPLOYEE BENEFIT
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB315,179, RMB332,402 and RMB339,200 for the years ended December 31, 2022, 2023 and 2024, respectively, which are recorded in expenses based on the function of employees.

22.	RISKS AND CONCENTRATIONS
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term time deposits and wealth management products, which are placed with financial institutions with high-credit ratings and quality.
Foreign currency risk
RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The
RMB-denominated
cash and cash equivalents, restricted cash, short-term investments and long-term time deposits and wealth management products of the Group included an aggregated amount of RMB8,171,141 as of December 31, 2024.

23.	RESTRICTED NET ASSETS
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
As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2024, the total of restricted net assets was RMB21,511,723.

24.	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB328 million and RMB296 million as of December 31, 2023 and 2024, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

F-5
2

24.	COMMITMENTS AND CONTINGENCIES - continued

Contingencies
Since July 7, 2021, the Group, together with certain of its current and former directors and officers and others, were named as defendants in certain putative shareholder class action lawsuits filed in the Eastern District of New York and the Supreme Court of the State of New York. FTA and other parties to the class action lawsuits executed a stipulation of settlement that resolves the class action lawsuits for US$10.25 million, which was recorded in accrued expenses and other current liabilities at the amount of RMB72,598 as of December 31, 2023. In April 2024, FTA paid the settlement amount in full. The final settlement approval was obtained on September 5, 2024. By agreeing to settle the lawsuits, FTA does not admit any allegations in the lawsuits or violation of any law or regulations.
The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business and that have not been fully resolved. The outcome of litigation is inherently uncertain. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss greater than a recorded accrual, concerning loss contingencies for asserted legal and other claims.

25.	DIVIDENDS
On March 13, 2024, the Board of Directors declared an annual cash dividend for the year ended December 31, 2023, of US$0.0072 per ordinary share, or US$0.1444 per American depositary shares to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. Dividend are recognized when declared. The aggregate amount of the dividend is approximately US$150 million and has been fully paid during 2024.

26.	SUBSEQUENT EVENT
In January 2025, Yixing Manxian, Manyun Cold Chain, and their respective shareholders entered into amended and restated contractual arrangements as a result of the changes in the ownership structure of Yixing Manxian and Manyun Cold Chain. Apart from this, there have been no other changes to the VIE structure.
In January 2025
, the Group purchased
additional
convertible note issued by Plus (CN), with the amount of US$16 million, which is entitled to certain redemption rights and conversion rights on or before the maturity date
. Interest shall accrue at a rate of twelve percent (12
%)
per annum, compounded annually since after the date of the issuance, unless converted into preferred shares, the principal and accrued interest shall be due and payable on
May 12, 2026
.
In March 2025, upon review of the Company’s results of operations, business development plan, capital requirements, and cash position, the Company’s board of directors (the “Board”) has approved a 2025 semi-annual cash dividend policy, pursuant to which the Board intends to declare and distribute a cash dividend semi-annually. The total cash dividend for 2025 is expected to be approximately US$200 million. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the Board based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.
The Board has also approved a 2025 semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per American depositary share (the “ADS”), payable on or around April 18, 2025, to holders of record of the Company’s ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend is expected to be approximately US$100 million.
In March 2025, the Board approved a further extension of the term of the share repurchase program such that the Company may repurchase up to US$200 million of its ADSs and/or ordinary shares through March 12, 2026.

F-5
3

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	59,957	1,695,746	232,316
Short-term investments	9,377,702	9,454,117	1,295,209
Prepayments and other current assets	279,541	373,648	51,190

Total current assets	9,717,200	11,523,511	1,578,715
Investment in and amount due from subsidiaries/VIEs	19,491,063	23,902,400	3,274,614
Long-term investments	6,415,971	2,406,482	329,687
Other non-current assets	121,280	15,119	2,071

Total non-current assets	26,028,314	26,324,001	3,606,372

TOTAL ASSETS	35,745,514	37,847,512	5,185,087

LIABILITIES
Income tax payable	24,952	141,572	19,395
Other tax payable	8,932	9,693	1,328
Accrued expenses and other current liabilities	107,124	19,521	2,674

TOTAL LIABILITIES	141,008	170,786	23,397

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 19,021,152,078 and 18,637,888,832 shares issued, 18,767,309,958 and 18,637,888,832 shares outstanding as of December 31, 2023 and 2024, respectively)	1,229	1,201	165
Class B Ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 2,131,865,628 and 2,131,865,628 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	142	142	19
Treasury stock, at cost	(608,117)	—	—
Additional paid-in capital	47,713,985	45,823,723	6,277,824
Accumulated other comprehensive income	2,897,871	3,223,944	441,679
Accumulated deficit	(14,400,604)	(11,372,284)	(1,557,997)

TOTAL SHAREHOLDERS’ EQUITY	35,604,506	37,676,726	5,161,690

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,745,514	37,847,512	5,185,087

F-5
4

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME
(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cost and operating expenses	(1,033,444)	(526,819)	(485,955)	(66,576)
Interest income	326,699	771,606	608,065	83,305
Investment income	23,405	52,177	56,225	7,703
Unrealized (losses) gains from fair value changes of investments	(39,131)	12,852	3,233	443
Other income, net	228,955	116,546	123,602	16,934
Foreign exchange (loss) gain	(1,646)	1,152	(437)	(60)
Income tax expenses	(96,032)	(93,914)	(83,501)	(11,440)
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	997,956	1,879,288	2,848,617	390,259

Net income	406,762	2,212,888	3,069,849	420,568

Other comprehensive income
Unrealized gains on available-for-sale investments, net of reclassification	—	—	599	82
Foreign currency translation adjustments, net of tax of nil	1,972,520	386,701	325,474	44,590

Total comprehensive income	2,379,282	2,599,589	3,395,922	465,240

F-5
5

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY CONDENSED
STATEMENTS OF CASH FLOWS
(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net income	406,762	2,212,888	3,069,849	420,568
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	(997,956)	(1,879,288)	(2,848,617)	(390,259)
Share-based compensation	919,255	419,551	471,960	64,658
Net (gains) loss from disposal and deemed disposal of investment	—	(1,110)	2,239	307
Unrealized loss (gain) from fair value changes of investments	39,131	(12,852)	(3,233)	(443)
Foreign exchange loss (gain) and others	1,646	(1,152)	(10,484)	(1,436)
Changes in operating assets and liabilities:
Prepayments and other current assets	(80,171)	92,424	(274,211)	(37,567)
Accounts payable	(40)	(2)	—	—
Amounts due to related parties	(6,252)	(6,066)	—	—
Income tax payable and other tax payable	9,219	15,581	117,381	16,081
Accrued expenses and other current liabilities	18,749	69,385	(82,565)	(11,311)
Other non-current assets	—	(121,280)	106,161	14,544

Net cash provided by operating activities	310,343	788,079	548,480	75,142
Cash flows from investing activities:
Purchases of short-term investments	(77,533,178)	(9,431,226)	(753,753)	(103,264)
Maturity of short-term investments	80,368,017	16,951,360	9,463,500	1,296,494
Purchases of long-term investments	—	(5,306,075)	(4,405,845)	(603,598)
Purchases of convertible note issued by related parties	—	—	(142,060)	(19,462)
Payment of loan to related parties	—	—	(35,523)	(4,867)
Repayment of loan from related parties	—	—	35,515	4,866
Loans to subsidiaries and VIEs	(1,840,146)	(4,198,690)	(3,600,757)	(493,302)
Repayment of loans from subsidiaries and VIEs	1,613,902	2,364,780	2,174,708	297,934
Investment in subsidiaries and VIEs	(2,312,602)	—	—	—

Net cash provided by investing activities	295,993	380,149	2,735,785	374,801
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(884,360)	(1,168,301)	(489,433)	(67,052)
Taxes paid for employees through repurchase of ordinary shares	(508,015)	(26,741)	(85,842)	(11,760)
Cash prepaid for repurchase of ordinary shares	—	(179,784)	—	—
Payments of cash dividend	—	—	(1,064,155)	(145,789)
Proceeds from exercise of share options	8	1	1	—

Net cash used in financing activities	(1,392,367)	(1,374,825)	(1,639,429)	(224,601)
Effect of exchange rate changes on cash and cash equivalents	26,603	(6,558)	(9,047)	(1,240)
Net decrease in cash and cash equivalents	(759,428)	(213,155)	1,635,789	224,102
Cash and cash equivalents, beginning of the year	1,032,540	273,112	59,957	8,214

Cash and cash equivalents, end of the year	273,112	59,957	1,695,746	232,316

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

3)	For the years ended December 31, 2022, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

4)
On March 13, 2024, the Board of Directors declared an annual cash dividend for the year ended December 31, 2023, of US$0.0072 per ordinary share, or US$0.1444 per American depositary shares (the “ADS”), to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. Dividend are recognized when declared. The aggregate amount of the dividend is approximately US$150 million and has been fully paid during 2024. The Board has also approved a 2025 semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per ADS, payable on or around April 18, 2025, to holders of record of the Company’s ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend is expected to be approximately US$100 million.

F-5
7