Form 20-F
period 2025-12-31
Full Truck Alliance Co. Ltd.
filed 2026-04-14
CIK 1838413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2025
.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from

to

Commission file number
001-40507

Full Truck Alliance Co. Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

6 Keji Road Huaxi District , Guiyang Guizhou 550025 People’s Republic of China	Wanbo Science and Technology Park , 20 Fengxin Road Yuhuatai District , Nanjing Jiangsu 210012 People’s Republic of China
(Address of principal executive offices)
Contact Person:
Langbo Guo
President
Telephone:
+86
-
25-6692-0156
Email:
IR@amh-group.com
At the address of the Company set forth above
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 20 Class A ordinary shares	YMM	New York Stock Exchange
Class A ordinary shares, US$0.00001 par value per share *		New York Stock Exchange

*
No
t for trading, but only in connection with the registration of American Depositary Shares representing such Class A ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of class	Number of shares outstanding
Class A ordinary shares were outstanding as of December 31, 2025	18,752,052,944
Class B ordinary shares were outstanding as of December 31, 2025	2,100,682,281

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒
Yes
 ☐No
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the		Other ☐
	International Accounting Standards Board	☐
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

•

“FTA platform” are to a digital, standardized and smart freight platform that connects shippers and truckers, currently providing services primarily under the brands of Yunmanman, Huochebang, Shengsheng and Yunmanman Cold Chain;

•

“fulfilled orders” are to all shipping orders matched through the FTA platform during a given period but exclude (i) shipping orders that are subsequently canceled, and (ii) shipping orders for which platform users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled;

•	“Giga.AI” are to Giga.AI Technology Limited, previously known as Plus PRC Holding Ltd. a company incorporated under the laws of the Cayman Islands and our majority-owned subsidiary;

•	“Group” are to Full Truck Alliance Co. Ltd., the Group VIEs and their respective subsidiaries;

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

This annual report contains translations between Renminbi and U.S. dollars for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023,2024 and 2025.

Our ADSs are listed on the New York Stock Exchange under the ticker symbol “YMM.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect the Group’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in the Group’s revenues, costs or expenses;

•	industry landscape of, and trends in, China’s road transportation market;

•	competition in our industry;

•	our expectations regarding demand for, and market acceptance of, the Group’s services;

•	our expectations regarding the Group’s relationships with shippers, truckers and other ecosystem participants;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	PRC laws, regulations, and policies relating to the road transportation market;

•	the impact of any regulatory action taken against us;

•	the impact of health epidemic, extreme weather conditions and production constraints brought by electricity rationing measures; and

•	general economic and business conditions.

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

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2025. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

FTA (Cayman Islands)
Smart Logistics Information Limited (British Virgin Islands)
52.4%
Smart Cold Chain Freight Limited (Cayman)
Smart Cold Chain Freight (HK) Limited (Hong Kong)
Lucky Logistics Information Limited (Hong Kong) (1)
Full Truck Alliance (HK) Limited ("FTA HK") (Hong Kong) (2)
Other subsidiaries of FTA (3)
Outside PRC
Inside PRC
Nanjing Manxianxian Cold Chain Technology Co., Ltd. ("Nanjing Manxianxian")
Jiangsu Yunmanman
FTA Information
Yixing Manxian
Guizhou FTA (8)
Other subsidiaries of FTA Information (9)
Shan'en Technology (10)
50.0%
Manyun Cold Chain (4)
Manyun Technology (5)
Manyun Software (6)
Other subsidiaries of Jiangsu Yunmanman (7)
Guiyang Huochebang (12)
Other subsidiary of Guizhou FTA
Nanjing Yunmanman Logistics Technology Co., Ltd.
Gui'an New Area Manbang Logistics Technology Co., Ltd.
Tianjin Manyun Software Technology Co., Ltd
Gui'an New District FTA Logistics Technology Co., Ltd
Suqian Manyun Software Technology Co., Ltd
Other subsidiaries of Manyun Software (11)
Guizhou Huochebang Internet Information Service Co., Ltd (13)
Other subsidiaries of Guiyang Huochebang (14)
Equity Interest
Contractual Arrangements
20.0%
20.0%
Chengdu Yunli Technology Co., Ltd ("Chengdu Yunli")
60.0%
Guizhou Huochebang Microfinance Co., Ltd ("Huochebang Microfinance")
24.9%
75.1%
Other subsidiaries of Chengdu Yunli (15)
Guiyang Shan'en Insurance Brokerage Co., Ltd ("Shan'en Insurance")

(1)

Besides Jiangsu Yunmanman Information Technology Co., Ltd. (formerly known as Jiangsu Manyun Logistics Information Co., Ltd.), or Jiangsu Yunmanman, Lucky Logistics Information Limited wholly owns two insignificant subsidiaries incorporated in the PRC.

(2)

Besides Guiyang Full Truck Alliance Information Technology Group Co., Ltd. (formerly known as Full Truck Alliance Information Technology Co., Ltd.), or FTA Information, FTA HK’s subsidiaries include two insignificant subsidiaries incorporated in the PRC that are wholly-owned by FTA HK and one insignificant subsidiary incorporated in the British Virgin Islands that is wholly-owned by FTA HK.

(3)	Include two insignificant subsidiaries that are majority-controlled by FTA.

(4)

Manyun Software, Tianjin Zhihui Yunli Management Consulting Partnership (Limited Partners), or Tianjin Zhihui and Mr. Peter Hui Zhang hold 82.5%, 10.0% and 7.5% of equity interest in Manyun Cold Chain, respectively. Manyun Cold Chain primarily provides freight matching services for the cold chain logistics sector and operates Yunmanman Cold Chain apps.

(5)	Jiangsu Yunmanman and another subsidiary of Lucky Logistics Information Limited each holds 50.0% of the equity interest in Jiangsu Manyun Technology Industry Co., Ltd, or Manyun Technology.
(6)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services.

(7)	Include ten insignificant subsidiaries that are wholly-owned by Jiangsu Yunmanman.
(8)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(9)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(10)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(11)	Include eight insignificant subsidiaries that are wholly-owned by Manyun Software, and one insignificant subsidiary that are majority-owned by Manyun Software.
(12)

Previously, Guiyang Huochebang Technology Co., Ltd., or Guiyang Huochebang, was a Group VIE. In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA. FTA Information and Guizhou FTA hold 98.2% and 1.8% of equity interest in Guiyang Huochebang, respectively.

(13)	Guiyang Huochebang and FTA Information hold 89.5% and 10.5% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(14)	Include nine insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(15)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

On January 2, 2025, Yixing Manxian, Manyun Cold Chain and its shareholders entered into amended and restated contractual arrangements due to changes in ownership structure of Yixing Manxian and Manyun Cold Chain. The amended and restated contractual arrangements did not change the scope of the Group VIEs. The major Group VIEs are (i) Manyun Software, (ii) Guiyang Shan’en Technology Co., Ltd., or Shan’en Technology, and (iii) Manyun Cold Chain.

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

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the Group VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the Group VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. The Group VIEs hold certain material licenses and assets to conduct business in China and contribute the majority of the Group’s revenues. An event that results in the deconsolidation of the Group VIEs would have a material effect on the Group’s operations and cause the value of the securities of our Company to diminish substantially or even become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Group also faces various legal and operational risks and uncertainties associated with being based in or having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “—D. Risks Factors—Risks Relating to Doing Business in China.”

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely, and we were not identified as an SEC-identified issuer thereafter. As of the date of this annual report, we do not expect to be identified as an SEC-identified issuer for the fiscal year ended December 31, 2025. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “—D. Risks Factors— Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

The following diagram summarizes how cash was transferred among our Company, our subsidiaries and the consolidated affiliates in 2023, 2024 and 2025.

(1)

Our PRC subsidiaries, Jiangsu Yunmanman, FTA Information and Yixing Manxian, entered into contractual arrangements with the Group VIEs, including Manyun Software, Shan’en Technology and Manyun Cold Chain, respectively. See “Item 4. Information on the Company—C. Organizational Structure.”

The following table sets forth a summary of the cash flows that occurred between our Company, our subsidiaries, and the consolidated affiliates.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Intercompany Cash Flow Data:
Transfer from our Company to our subsidiaries	4,198,690	3,514,587	8,912,353	1,274,450
Transfer from our subsidiaries to our Company	2,364,780	970,085	7,255,944	1,037,586
Transfer from our Company to the consolidated affiliates	—	86,170	—	—
Transfer from the consolidated affiliates to our Company	—	1,204,623	252,030	36,040
Transfer from our subsidiaries to the consolidated affiliates	1,952,383	7,189,271	3,728,938	533,231
Transfer from the consolidated affiliates to our subsidiaries	3,398,082	8,443,505	4,910,478	702,189

Our Company made cash transfers to our subsidiaries primarily in the form of intercompany loans and capital contribution in 2023, 2024 and 2025.

The subsidiaries made loan repayments to our Company in 2023, 2024 and 2025.

Our Company made cash transfers to the consolidated affiliates in the form of intercompany loans in 2024 to finance the consolidated affiliates’ operations. Our company did not make cash transfers to the consolidated affiliates in 2023 and 2025.

The consolidated affiliates made loan repayments to our Company in 2024 and 2025. The consolidated affiliates did not make cash transfers to our Company in 2023.

Our subsidiaries made cash transfers to the consolidated affiliates primarily in the form of intercompany loans to finance the consolidated affiliates’ operations and other cash transfers in 2023, 2024 and 2025.

The consolidated affiliates made loan repayments and other cash transfers to our subsidiaries in 2023, 2024 and 2025.

The Group VIEs did not pay any service fee under the exclusive service agreements in 2023, 2024 and 2025.

On March 13, 2024, we declared an annual cash dividend for the year ended December 31, 2023 of US$0.0072 per ordinary share, or US$0.1444 per ADS, which was paid on or around April 19, 2024 to holders of record of our ordinary shares at the close of business on April 5, 2024. The aggregate amount of the dividend was approximately US$150 million.

Upon review of our results of operations, business development plan, capital requirements, and cash position, our board of directors approved a semi-annual cash dividend policy in March 2025, pursuant to which the board intends to declare and distribute a cash dividend semi-annually starting from 2025. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the board based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board. The board has also approved a semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per ADS, which was paid on or around April 18, 2025, to holders of record of our ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend was approximately US$100 million. In August 2025, the board approved a semi-annual cash dividend for the second half of 2025 in the amount of US$0.0048 per ordinary share, or US$0.0960 per ADS, which was paid on or around October 27, 2025, to holders of record of the Company’s ordinary shares at the close of business on October 13, 2025. The aggregate amount of the dividend was approximately US$100 million.

In January 2026, we announced that, in order to carry out our long-term commitment to returning value to shareholders, our board of directors approved a long-term shareholder return plan (the “Plan”), pursuant to which we will distribute no less than 50% of our non-GAAP adjusted net income of the preceding fiscal year through dividends and/or share repurchases each year. The implementation of the Plan and the specifics of the dividends and/or share repurchases are subject to the approval by the board. The board will review the Plan on an ongoing basis, and may adjust the Plan based on its evaluation of our financial performance, business plan and other relevant factors. To implement the Plan, the board also approved that we will return a total of US$400 million to our shareholders in fiscal year 2026, with at least US$300 million distributed through quarterly dividends and the remainder via share repurchases from open markets. We will make announcements of the details of quarterly dividends and share repurchase program after approval by the board.

Restrictions on Transfer of Funds

In 2023, 2024 and 2025, no dividends or distributions were made to our Company by our subsidiaries. For more details, see “Item 8. Financial information—A. Consolidated Statements and Other Financial Information—Dividend policy.” Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur may depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.

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

Summary Financial Information Related to the Consolidated Affiliates

The following condensed consolidated financial statement information presents information related to Full Truck Alliance Co. Ltd., or the Parent, which is a Cayman holding company, the consolidated affiliates and our subsidiaries as of December 31, 2024 and 2025 and for the years ended 2023, 2024 and 2025.

The following tables present the condensed consolidated schedule of results of operation data for the periods indicated.

	For the Year Ended December 31, 2025
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Freight Matching Services	—	—	6,176,685	883,254	4,320,086	617,764	—	—	10,496,771	1,501,018
Freight brokerage service	—	—	4,199,393	600,505	—	—	—	—	4,199,393	600,505
Freight listing service(1)	—	—	980,158	140,161	—	—	—	—	980,158	140,161
Transaction service(1)	—	—	997,134	142,588	4,320,086	617,764	—	—	5,317,220	760,352
Value-added services(2)	—	—	439,337	62,824	2,552,258	364,969	(998,507)	(142,785)	1,993,088	285,008
Credit solutions	—	—	3,514	502	1,470,899	210,336	—	—	1,474,413	210,838
Other value-added services(1)	—	—	435,823	62,322	1,081,359	154,633	(998,507)	(142,785)	518,675	74,170
Net Revenues	—	—	6,616,022	946,078	6,872,344	982,733	(998,507)	(142,785)	12,489,859	1,786,026
Operating expenses:
Cost of revenues(2)	(12,628)	(1,806)	(3,859,727)	(551,933)	(803,058)	(114,836)	56,617	8,096	(4,618,796)	(660,479)
Sales and marketing expenses(2)	(54,468)	(7,789)	(1,070,009)	(153,009)	(893,723)	(127,801)	270,441	38,673	(1,747,759)	(249,926)
General and administrative expenses(2)	(135,783)	(19,417)	(674,041)	(96,387)	(571,400)	(81,708)	671,449	96,016	(709,775)	(101,496)
Research and development expenses	(70,927)	(10,142)	(190,237)	(27,204)	(613,271)	(87,697)	—	—	(874,435)	(125,043)
Provision for credit solutions	—	—	—	—	(445,351)	(63,684)	—	—	(445,351)	(63,684)
Total operating expenses	(273,806)	(39,154)	(5,794,014)	(828,533)	(3,326,803)	(475,726)	998,507	142,785	(8,396,116)	(1,200,628)
Other operating income	—	—	4,643	664	47,812	6,837	—	—	52,455	7,501
(Loss) income from operations	(273,806)	(39,154)	826,651	118,209	3,593,353	513,844	—	—	4,146,198	592,899
Other income (expense)
Interest income(3)	325,379	46,529	26,167	3,742	602,554	86,164	(18)	(3)	954,082	136,432
Foreign exchange loss	(10,604)	(1,516)	—	—	(6,740)	(964)	—	—	(17,344)	(2,480)
Investment income	64,134	9,171	—	—	30,583	4,373	—	—	94,717	13,544
Unrealized gains from fair value changes of investments	4,818	689	—	—	111,344	15,922	—	—	116,162	16,611
Other income (expense), net(3)	150,927	21,583	(6,677)	(955)	(35,036)	(5,011)	18	3	109,232	15,620
Share of loss in equity method investees	—	—	—	—	(14,814)	(2,118)	—	—	(14,814)	(2,118)
Total other income	534,654	76,456	19,490	2,787	687,891	98,366	—	—	1,242,035	177,609
Net income before income tax	260,848	37,302	846,141	120,996	4,281,244	612,210	—	—	5,388,233	770,508
Income tax expense	(51,879)	(7,419)	(205,211)	(29,345)	(672,067)	(96,104)	—	—	(929,157)	(132,868)
Equity in gain of subsidiaries and consolidated affiliates(4)	4,199,200	600,478	—	—	—	—	(4,199,200)	(600,478)	—	—
Net income	4,408,169	630,361	640,930	91,651	3,609,177	516,106	(4,199,200)	(600,478)	4,459,076	637,640
Less: Measurement adjustment attributable to redeemable non-controlling interests	—	—	—	—	78,361	11,205	—	—	78,361	11,205
Less: Net loss attributable to non-controlling interests	—	—	(310)	(44)	(22,028)	(3,150)	(5,116)	(732)	(27,454)	(3,926)
Net income attributable to ordinary shareholders	4,408,169	630,361	641,240	91,695	3,552,844	508,051	(4,194,084)	(599,746)	4,408,169	630,361

	For the Year Ended December 31, 2024
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Freight Matching Services	—	6,051,994	3,403,140	—	9,455,134
Freight brokerage service	—	4,726,989	—	—	4,726,989
Freight listing service(1)	—	879,489	—	—	879,489
Transaction service(1)	—	445,516	3,403,140	—	3,848,656
Value-added services(2)	—	384,567	2,672,588	(1,273,651)	1,783,504
Credit solutions	—	1,106	1,340,328	—	1,341,434
Other value-added services(1)	—	383,461	1,332,260	(1,273,651)	442,070
Net Revenues	—	6,436,561	6,075,728	(1,273,651)	11,238,638
Operating expenses:
Cost of revenues(2)	(11,115)	(4,511,454)	(650,082)	72,093	(5,100,558)
Sales and marketing expenses(2)	(49,847)	(1,126,045)	(675,618)	254,747	(1,596,763)
General and administrative expenses(2)	(343,451)	(904,527)	(612,407)	946,622	(913,763)
Research and development expenses	(81,542)	(252,168)	(546,306)	—	(880,016)
Provision for credit solutions	—	—	(296,528)	—	(296,528)
Total operating expenses	(485,955)	(6,794,194)	(2,780,941)	1,273,462	(8,787,628)
Other operating income	—	7,046	16,924	—	23,970
(Loss) income from operations	(485,955)	(350,587)	3,311,711	(189)	2,474,980
Other income (expense)
Interest income(3)	608,065	43,580	423,194	(1,405)	1,073,434
Interest expenses(3)	—	(1,405)	—	1,405	—
Foreign exchange (loss) gain	(437)	(73)	8,514	—	8,004
Investment income (loss)	56,225	4	(1,444)	—	54,785
Unrealized gains (losses) from fair value changes of investments	3,233	—	(24,137)	—	(20,904)
Other income (expense), net	123,602	5,935	(1,385)	—	128,152
Impairment loss	—	—	(352,742)	—	(352,742)
Share of loss in equity method investees	—	—	(2,861)	—	(2,861)
Total other income	790,688	48,041	49,139	—	887,868
Net income (loss) before income tax	304,733	(302,546)	3,360,850	(189)	3,362,848
Income tax expense	(83,501)	(9,555)	(146,355)	—	(239,411)
Equity in gain of subsidiaries and consolidated affiliates(4)	2,848,617	—	—	(2,848,617)	—
Net income (loss)	3,069,849	(312,101)	3,214,495	(2,848,806)	3,123,437
Less: Measurement adjustment attributable to redeemable non-controlling interests	—	—	57,136	—	57,136
Less: Net income (loss) attributable to non-controlling interests	—	160	82	(3,790)	(3,548)
Net income (loss) attributable to ordinary shareholders	3,069,849	(312,261)	3,157,277	(2,845,016)	3,069,849

	For the Year Ended December 31, 2023
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Freight Matching Services	—	5,720,554	1,332,971	—	7,053,525
Freight brokerage service	—	3,916,409	—	—	3,916,409
Freight listing service(1)	—	828,152	—	—	828,152
Transaction service(1)	—	975,993	1,332,971	—	2,308,964
Value-added services(2)	—	249,606	2,784,880	(1,651,852)	1,382,634
Credit solutions	—	—	1,001,892	—	1,001,892
Other value-added services(1)	—	249,606	1,782,988	(1,651,852)	380,742
Net Revenues	—	5,970,160	4,117,851	(1,651,852)	8,436,159
Operating expenses:
Cost of revenues(2)	(8,567)	(3,709,892)	(494,058)	93,501	(4,119,016)
Sales and marketing expenses(2)	(55,280)	(819,013)	(570,620)	205,722	(1,239,191)
General and administrative expenses(2)	(386,155)	(1,489,536)	(414,615)	1,352,629	(937,677)
Research and development expenses	(76,817)	(216,739)	(653,079)	—	(946,635)
Provision for credit solutions	—	—	(234,599)	—	(234,599)
Total operating expenses	(526,819)	(6,235,180)	(2,366,971)	1,651,852	(7,477,118)
Other operating income	—	17,633	20,755	—	38,388
(Loss) income from operations	(526,819)	(247,387)	1,771,635	—	997,429
Other income (expense)
Interest income(3)	771,606	61,681	309,976	(1,402)	1,141,861
Interest expenses(3)	—	(1,402)	—	1,402	—
Foreign exchange gain (loss)	1,152	—	(3,301)	—	(2,149)
Investment income	52,177	—	3,444	—	55,621
Unrealized gains from fair value changes of investments	12,852	—	86	—	12,938
Other income, net	116,546	7,445	6,273	—	130,264
Share of loss in equity method investees	—	—	(2,067)	—	(2,067)
Total other income	954,333	67,724	314,411	—	1,336,468
Net income (loss) before income tax	427,514	(179,663)	2,086,046	—	2,333,897
Income tax expense	(93,914)	(8,297)	(4,593)	—	(106,804)
Equity in gains of subsidiaries, and consolidated affiliates(4)	1,879,288	—	—	(1,879,288)	—
Net income (loss)	2,212,888	(187,960)	2,081,453	(1,879,288)	2,227,093
Less: Measurement adjustment attributable to redeemable non-controlling interest	—	—	15,457	—	15,457
Less: Net income attributable to non-controlling interests	—	3,003	65	(4,320)	(1,252)
Net income (loss) attributable to ordinary shareholders	2,212,888	(190,963)	2,065,931	(1,874,968)	2,212,888

The following tables present the condensed consolidated schedule of balance sheets data as of the dates indicated.

	As of December 31, 2025
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Cash and cash equivalents	15,889	2,272	744,145	106,411	5,306,103	758,763	—	—	6,066,137	867,446
Restricted cash	—	—	32,380	4,630	37,910	5,421	—	—	70,290	10,051
Short-term investments	3,630,820	519,200	168,400	24,081	7,249,089	1,036,606	—	—	11,048,309	1,579,887
Accounts receivable, net	—	—	21,902	3,132	53,231	7,612	—	—	75,133	10,744
Loans receivable, net	—	—	47,253	6,757	4,804,100	686,977	—	—	4,851,353	693,734
Prepayments and other current assets, net	98,060	14,022	347,600	49,706	494,892	70,769	—	—	940,552	134,497
Intercompany receivables(5)	—	—	218,281	31,214	120,290	17,201	(338,571)	(48,415)	—	—
Total current assets	3,744,769	535,494	1,579,961	225,931	18,065,615	2,583,349	(338,571)	(48,415)	23,051,774	3,296,359
Restricted cash	—	—	10,000	1,430	20,000	2,860	—	—	30,000	4,290
Long-term time deposits and other investments	4,859,544	694,906	1,115,000	159,443	8,293,969	1,186,021	—	—	14,268,513	2,040,370
Investments in equity investees	643,523	92,023	60,000	8,580	339,622	48,565	—	—	1,043,145	149,168
Property and equipment, net	—	—	9,766	1,397	447,721	64,023	—	—	457,487	65,420
Investment in and amount due from subsidiaries, and consolidated affiliates(4)	30,772,202	4,400,366	—	—	—	—	(30,772,202)	(4,400,366)	—	—
Intangible assets, net	—	—	94,881	13,568	662,527	94,740	—	—	757,408	108,308
Goodwill	—	—	362,120	51,782	3,663,300	523,845	—	—	4,025,420	575,627
Deferred tax assets	—	—	30,707	4,391	218,844	31,294	—	—	249,551	35,685
Operating lease right-of-use assets	—	—	34,022	4,865	58,196	8,322	—	—	92,218	13,187
Other non-current assets	54,205	7,751	30,898	4,418	261,409	37,382	—	—	346,512	49,551
Intercompany receivables(3)	—	—	—	—	1,395,754	199,590	(1,395,754)	(199,590)	—	—
Total non-current assets	36,329,474	5,195,046	1,747,394	249,874	15,361,342	2,196,642	(32,167,956)	(4,599,956)	21,270,254	3,041,606
Total assets	40,074,243	5,730,540	3,327,355	475,805	33,426,957	4,779,991	(32,506,527)	(4,648,371)	44,322,028	6,337,965
Accounts payable	—	—	15,368	2,198	22,382	3,200	—	—	37,750	5,398
Amounts due to related parties	14,058	2,010	—	—	15,616	2,233	—	—	29,674	4,243
Prepaid for freight listing fees and other service fees	—	—	515,731	73,749	121,758	17,411	—	—	637,489	91,160
Income tax payable	3,232	462	100,211	14,330	318,264	45,511	—	—	421,707	60,303

	As of December 31, 2025
	Parent		Consolidated affiliates		Subsidiaries		Eliminating Entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Other tax payable	—	—	433,931	62,051	45,355	6,486	—	—	479,286	68,537
Operating lease liabilities	—	—	25,677	3,672	8,170	1,168	—	—	33,847	4,840
Accrued expenses and other current liabilities	5,749	822	631,547	90,310	573,983	82,079	—	—	1,211,279	173,211
Intercompany payables(5)	—	—	70,290	10,051	5,439,051	777,774	(5,509,341)	(787,825)	—	—
Total current liabilities	23,039	3,294	1,792,755	256,361	6,544,579	935,862	(5,509,341)	(787,825)	2,851,032	407,692
Deferred tax liabilities	—	—	21,967	3,141	163,611	23,396	—	—	185,578	26,537
Operating lease liabilities	—	—	567	81	918	131	—	—	1,485	212
Other non-current liabilities	—	—	12,328	1,763	—	—	—	—	12,328	1,763
Total non-current liabilities	—	—	34,862	4,985	164,529	23,527	—	—	199,391	28,512
Total liabilities	23,039	3,294	1,827,617	261,346	6,709,108	959,389	(5,509,341)	(787,825)	3,050,423	436,204
Total mezzanine equity	—	—	—	—	747,813	106,936	—	—	747,813	106,936
Total equity	40,051,204	5,727,246	1,499,738	214,459	25,970,036	3,713,666	(26,997,186)	(3,860,546)	40,523,792	5,794,825
Total liabilities, mezzanine equity and equity	40,074,243	5,730,540	3,327,355	475,805	33,426,957	4,779,991	(32,506,527)	(4,648,371)	44,322,028	6,337,965

	As of December 31, 2024
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cash and cash equivalents	1,695,746	1,136,649	2,977,952	—	5,810,347
Restricted cash	—	17,364	83,169	—	100,533
Short-term investments	9,454,117	25,900	5,522,886	—	15,002,903
Accounts receivable, net	—	13,688	5,955	—	19,643
Loans receivable, net	—	54,817	4,144,828	—	4,199,645
Prepayments and other current assets, net	373,648	1,136,314	612,940	—	2,122,902
Intercompany receivables(5)	—	789,613	18,926	(808,539)	—
Total current assets	11,523,511	3,174,345	13,366,656	(808,539)	27,255,973
Restricted cash	—	20,000	20,000	—	40,000
Long-term time deposits and other investments	1,748,346	518,400	6,572,801	—	8,839,547
Investments in equity investees	658,136	60,000	318,435	—	1,036,571
Property and equipment, net	—	9,430	280,181	—	289,611
Investment in and amount due from subsidiaries, and consolidated affiliates(4)	23,902,400	—	—	(23,902,400)	—
Intangible assets, net	—	69,631	324,035	(189)	393,477
Goodwill	—	283,256	2,841,572	—	3,124,828
Deferred tax assets	—	540	92,342	—	92,882
Operating lease right-of-use assets	—	61,771	53,883	—	115,654
Other non-current assets	15,119	12,708	70,705	—	98,532
Intercompany receivables(3)	—	—	2,679,400	(2,679,400)	—
Total non-current assets	26,324,001	1,035,736	13,253,354	(26,581,989)	14,031,102
Total assets	37,847,512	4,210,081	26,620,010	(27,390,528)	41,287,075
Accounts payable	—	11,086	20,141	—	31,227
Prepaid for freight listing fees and other service fees	—	479,476	91,709	—	571,185
Income tax payable	141,572	4,991	189,657	—	336,220
Other tax payable	9,693	862,150	26,553	—	898,396
Operating lease liabilities	—	37,569	3,635	—	41,204
Accrued expenses and other current liabilities	19,521	638,045	484,192	—	1,141,758
Intercompany payables(5)	—	43,419	4,715,857	(4,759,276)	—
Total current liabilities	170,786	2,076,736	5,531,744	(4,759,276)	3,019,990

	As of December 31, 2024
	Parent	Consolidated affiliates	Subsidiaries	Eliminating Entries	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Deferred tax liabilities	—	17,308	78,262	—	95,570
Operating lease liabilities	—	22,497	1,431	—	23,928
Other non-current liabilities	—	12,414	—	—	12,414
Total non-current liabilities	—	52,219	79,693	—	131,912
Total liabilities	170,786	2,128,955	5,611,437	(4,759,276)	3,151,902
Total mezzanine equity	—	—	443,070	—	443,070
Total equity	37,676,726	2,081,126	20,565,503	(22,631,252)	37,692,103
Total liabilities, mezzanine equity and equity	37,847,512	4,210,081	26,620,010	(27,390,528)	41,287,075

The following tables present the condensed consolidated schedule of cash flow data for the periods indicated.

	For the Year Ended December 31, 2025
	Parent		Consolidated affiliates		Subsidiaries		Eliminating entries		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Net cash provided by operating activities	558,178	79,820	715,057	102,252	3,353,645	479,563	—	—	4,626,880	661,635
Net cash used in investing activities	(334,473)	(47,829)	(268,280)	(38,364)	(2,936,754)	(419,950)	822,144	117,565	(2,717,363)	(388,578)
Net cash (used in) provided by financing activities	(1,845,460)	(263,898)	(834,265)	(119,298)	1,845,921	263,964	(822,144)	(117,565)	(1,655,948)	(236,797)

	For the Year Ended December 31, 2024
	Parent	Consolidated affiliates	Subsidiaries	Eliminating entries	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by (used in) operating activities	548,480	(948,849)	3,370,494	—	2,970,125
Net cash provided by (used in) investing activities	2,735,785	(1,051,374)	(6,062,937)	1,958,890	(2,419,636)
Net cash (used in) provided by financing activities	(1,639,429)	532,841	1,545,733	(1,958,890)	(1,519,745)

	For the Year Ended December 31, 2023
	Parent	Consolidated affiliates	Subsidiaries	Eliminating entries	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	788,079	137,792	1,343,775	—	2,269,646
Net cash provided by (used in) investing activities	380,149	(240,125)	(1,677,662)	2,091,377	553,739
Net cash (used in) provided by financing activities	(1,374,825)	257,467	2,041,733	(2,091,377)	(1,167,002)

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

•

The Group’s expansion into overseas markets could subject the Group to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect the Group’s operations; and

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

The Group started its business in 2011 by providing freight listing service through QQ and WeChat groups. The FTA platform is a leading digital freight platform in China, and the Group facilitated 236.3 million fulfilled orders in 2025. The Group has limited experience in certain key aspects of its business operations, such as freight matching and pricing, offering value-added services, as well as developing and maintaining long-term relationships with a wide range of ecosystem participants. It is difficult to accurately predict the Group’s future revenues and budget for its costs and expenses, and the evaluation of the Group’s business and prediction about its future performance may not be as accurate as they would be if the Group had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our ADSs could decline.

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

Furthermore, China’s road transportation market may experience changes as a result of new technologies. For example, new energy vehicles may become prevalent in the future, which could change the supply structure of heavy-duty trucks and potentially reshape the competitive landscape. Similarly, the development of autonomous driving technologies may affect the vehicle and labor costs of the road transportation market, which may change the market landscape. In addition, the development of autonomous driving technologies may influence the adoption of related solutions, which will in turn affect our intelligent driving related operations. If the Group were unable to adapt to changes in China’s road transportation market, its business, results of operations and financial condition would be materially and adversely affected.

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

Moreover, on July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, effective from September 1, 2022 to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. The Provisions on Promoting and Regulating Cross-border Data Flows, or the Provisions on Cross-border Data Flows, issued and become effective on March 22, 2024, further clarify and elaborate the relevant provisions of the Security Assessment Measures. The Security Assessment Measures and the Provisions on Cross-border Data Flows require the data processor providing data overseas and falling under certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. For details, see “Item 4. Information on the Company. — B. Business Overview — Regulatory Matters — Regulations Related to Internet Security and Privacy Protection.” As of the date of this annual report, we believe the Group is not involved in outbound data transfers in its daily operations, and therefore, we do not currently expect the Security Assessment Measures or the Provisions on Cross-border Data Flows to have a material impact on the Group’s daily operations. However, if we engage in any outbound data transfer in the future, we may be subject to the restrictions under the Security Assessment Measures. Moreover, there are uncertainties as to the interpretation of such measures, and the PRC government authorities have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

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

The Group has incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and truckers. For example, we plan to expand dedicated teams to accelerate the adoption of AI across logistics transactions and fulfillment, leveraging AI to empower both shippers and truckers. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup the Group’s investment in developing, acquiring and bringing them to market.

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

•	our failure to properly price new solutions and services;

•	negative publicity about the Group’s solutions and services or the FTA platform’s performance or effectiveness;

•	the Group’s failure to satisfy the expectations of the quality or reliability of its solutions and/or services;

•	views taken by regulatory authorities that the Group’s solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing solutions and services by our competitors, particularly in the intra-city and less-than-truckload, or LTL, segments.

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

As online freight brokers, the consolidated affiliates enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service pursuant to relevant PRC regulations. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers represents the FTA platform service fee and the Group’s net revenue. The consolidated affiliates assume the legal obligation to pay VAT assessed on the entire selling price of the shipping service and platform service pursuant to their contracts with shippers and truckers. The consolidated affiliates receive grants from local government authorities in connection with the VAT obligation. While the gross amount of VAT related to freight brokerage service that the consolidated affiliates were obliged to pay has historically exceeded the Group’s net revenues from such services in certain years, the Group was able to generate gross profit from the freight brokerage service because of the grants received from local government authorities. For details regarding government grants, see “Item 5. Operating and Financial Review and Prospects – Components of Results of Operations – Cost of Revenues”. The Group’s VAT obligations net of the government grants were recorded in its cost of revenues for freight brokerage service. As a result, the profitability of the freight brokerage service significantly depends upon, among others, the amount of grants provided by local government authorities, which are not guaranteed.

Whether the consolidated affiliates can obtain such government grants in a particular province in the PRC is subject to the policy of the local government authority and the negotiation between such local government authority and the relevant consolidated affiliates, and if the Group fails to further obtain such grants from local government authorities, its business and financial condition could be materially and adversely affected. We cannot assure you that our consolidated affiliates will be able to continue to receive such government grants on similar terms, or at all. Some local government authorities reduced the amount of such government grants in recent years. For the years ended December 31, 2023, 2024 and 2025, the gross amounts of VAT costs amounted to RMB5,271.1 million, RMB5,996.2 million and RMB4,165.7 million (US$595.7 million), respectively, while the government grants amounted to RMB2,150.1 million, RMB2,102.8 million and RMB 903.3 million (US$129.2 million), respectively. We cannot assure you that the government grants will not continue to decrease in the future. In addition, on June 6, 2024, the State Council promulgated the Regulations on Fair Competition Review, which became effective on August 1, 2024. Please see “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations Related to Anti-Monopoly and Anti-unfair Competition” for details. Pursuant to the Regulations on Fair Competition Review, selective or differentiated fiscal reward or subsidy policies which are not supported by any law or administrative regulation or approved by the relevant departments may be suspended or terminated. While our consolidated affiliates are currently entitled to government grants based on cooperation agreements with the local government authorities rather than such policies, we cannot assure you that these cooperation arrangements will not be deemed as related policies in the future. If they are deemed as related policies, they may be required to be suspended or terminated. In addition, any significant delay in the payment of government grants may also have a material and adverse impact on the Group’s results of operations and financial condition.

We take into consideration the VAT obligation the consolidated affiliates assume under their contracts with shippers and truckers, the estimated amount of grants that they expect to receive from local government authorities, as well as other relevant factors when setting the rate of the FTA platform service fee. Starting from August 2025, to ensure sustainability of our freight brokerage service, the Group increased the service fee rate for freight brokerage service to reduce the reliance on government grants and mitigate potential uncertainties. Such increase caused a significant decline in the transaction volume and corresponding revenue from freight brokerage service. In the event that the government grants are reduced or canceled, we may have to further adjust the rate of the FTA platform service fee, which could make the freight brokerage service less attractive to shippers and truckers and the Group’s business could be materially and adversely affected. We cannot assure you that we will always be able to pass on any increased VAT costs due to reduction or elimination of related government grants through adjustment of the rate of platform service fee either, in which case, the Group may incur gross loss for the freight brokerage service and its results of operations and financial condition could be materially and adversely affected.

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

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to expand dedicated teams to accelerate the adoption of AI across logistics transactions and fulfillment, leveraging AI to empower both shippers and truckers. The Group’s services in these business initiatives may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and truckers or other ecosystem participants, as the case may be, we may fail to diversify the Group’s revenue streams or generate sufficient revenues to justify its investments and costs, and the Group’s business and operating results may suffer as a result.

The Group may not be able to achieve, maintain or increase profitability in the future.

In 2023, 2024 and 2025, the Group recorded net income of RMB2,227.1 million, RMB3,123.4 million and RMB4,459.1 million (US$637.6 million), respectively. We will need to continue to generate and sustain increased revenue levels and effectively manage expenses in future periods to maintain and increase profitability. However, there is no guarantee that the Group will continue to record or increase net income in the future.

We focus on long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and truckers, enhance their user experience, and expand the capabilities and scope of the FTA platform. We believe these efforts are important to the Group’s long-term success and future growth, but they may have the effect of increasing the Group’s costs, reducing its revenue and/or resulting in net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove to be more expensive than we anticipate, and we may not succeed in increasing the Group’s revenue sufficiently to offset these expenses. For example, we may aggressively accelerate the adoption of AI across logistics transactions and fulfillment, leveraging AI to empower both shippers and truckers, and we may incur substantial costs in connection with such efforts. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. The Group’s strategic investments and acquisitions may also adversely affect its results of operations. For example, our investment in Plus Automation, Inc. and our acquisition of a majority interest in Giga.AI may have a negative impact on our profit in the future. Plus Automation, Inc. and Giga.AI are developers of automated driving systems for trucks, and they have incurred significant losses and may not become profitable in the near future or at all. As such, we may not be able to achieve, maintain or increase profitability in the future.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on the Group’s business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide may affect the road transportation industry. The global macroeconomic environment is facing challenges, such as the conflicts in Ukraine, the military conflicts in the Middle East involving the United States, Israel, and Iran, and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, such as the uncertainty of U.S. interest rate. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. These adverse economic effects could negatively affect the road transportation industry, resulting in reduced cargo volumes and truck capacity on the FTA platform and as well as financial difficulty among shippers and truckers, which would negatively impact their ability to repay loans facilitated by us or otherwise materially and adversely affect the Group’s business, results of operations and financial condition. Furthermore, continued turbulence in the international markets may adversely affect our ability or plan to access the capital markets.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the recent trade war between the two countries, the COVID-19 outbreak, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government and various executive orders issued by U.S. President Donald J. Trump. During 2025, the U.S. government imposed a wide range of tariffs at varying levels, including in particular tariffs on Chinese imports, and many countries, including China, have taken retaliating measures. While certain tariffs have subsequently been suspended following trade talks between the U.S. and Chinese governments, trade negotiations between the United States and China and other countries remain fluid. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If the Group was unable to conduct its business as it is currently conducted as a result of such regulatory changes, the Group’s business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the Treasury, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.

If we fail to keep up with the technological developments and implementation of advanced technologies, the Group’s business, results of operations and prospects may be materially and adversely affected.

We apply technologies to serve the Group’s ecosystem participants more efficiently and bring them better user experience. The Group’s success will in part depend on its ability to keep up with the changes in technologies and the continued successful implementation of advanced technology, including AI, data analytics and autonomous driving. For instance, the increasing use of AI in logistics and transportation-related services may improve efficiency and change how freight matching and related services are provided across the industry. These developments may lead to shifts in customer expectations and industry practices, and could intensify competition from participants that are able to more effectively leverage new technologies. In addition, autonomous driving technologies may, over time, have a significant impact on freight transportation. If such technologies are commercialized and adopted at scale, they may affect the demand for traditional driver-based transportation services and alter existing supply and demand dynamics in the industry.

We have accumulated extensive operational experience in the freight matching industry, built a large-scale network of shippers and truckers, and developed a substantial proprietary dataset over time. These assets, together with our existing human service capabilities and ongoing investments in technology and AI-related research and development, may help us adapt to evolving industry conditions. However, there can be no assurance that our existing capabilities, data assets, network effects, or ongoing investments will be sufficient to fully offset the impact of technological disruption. If we fail to adapt the FTA platform and services to changes in technological developments in an effective and timely manner, the Group’s business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of the Group’s services, which may be disruptive to its business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Hurdles in implementing technological advances may result in the Group’s services becoming less attractive to ecosystem participants, which, in turn, may materially and adversely affect its business, results of operations and prospects.

We are subject to the evolving laws and regulations governing the road transportation, internet service and insurance industries in the PRC. Heightened regulatory scrutiny may lead to frequent regulatory communications, inquiries or investigations that could materially and adversely affect the Group’s business model, results of operations and prospects.

The Group’s business is subject to a variety of laws and regulations in the PRC governing the rapidly evolving road transportation, internet service, financial service and insurance industries. The application and interpretation as to certain of these laws and regulations are currently ambiguous and evolving, and may be interpreted and administered inconsistently between the different government authorities and local bureaus.

As of the date of this annual report, the Group had not been involved in any non-compliance incident which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse impact on the Group’s business, financial condition or results of operations. However, if the PRC government continues to tighten its regulatory framework for the road transportation, financial service and internet service industries in the future, and subject industry participants such as the Group to new or specific requirements, such as licensing or additional user protection requirements, or require us to adjust the Group’s existing business practices, the Group’s business, financial condition and prospects would be materially and adversely affected. For instance, since 2021, the PRC Ministry of Transport has issued several guidances which repeatedly mentioned the concept of ensuring truck drivers’ reasonable income and restriction of transaction service fees and membership fees. Moreover, since 2025, the PBOC and the National Financial Regulatory Administration also issued several guidances which may further restrict the maximum interest rate for future loans. However, there are uncertainties regarding the interpretation and application of these guidances and there is no further detailed rules or requirements that have been issued by such authority currently. The PRC Ministry of Transport or other regulatory authorities may from time to time issue new guidances or take further actions in the future to strengthen this aspect. We alone and also together with several other industry players, were requested to attend certain regulatory guidance meetings, and subject to relevant supervisions or requests in the past. During these meetings, the relevant regulators emphasized the industry players’ responsibilities to manage safety risks, set appropriate shipping prices, charges and refund policy, avoid unfair competition, maintain adequate internal processes, set up transparency mechanism and protect user (particularly trucker) rights, among other requirements. In connection with these regulatory advice and mandates, we were also from time to time requested to furnish materials regarding our business practices with respect to the relevant topics. Going forward, we may continue to be required to attend similar meetings or become subject to regulatory inquiries, investigations or requirements with PRC regulators. There is no guarantee that such regulatory communications or supervisions would not result in substantial penalties or orders, or require us to adjust the Group’s existing business practices in ways that may materially and adversely affect its growth and results of operations and we cannot assure you that we may be able to make such adjustment in a timely manner, or at all. Compliance with existing and future rules, laws and regulations can be costly and if the Group’s practices are deemed to violate any existing or future rules, laws and regulations, the Group may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well. We may also suffer reputational damages, if the Group or its business partners are deemed to violate any existing or future rules, laws and regulations. In addition, we may also be forced to suspend or terminate some of our services if there is a change in PRC laws and regulations, which may negatively affect our business, financial condition and results of operations.

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

In addition, the insurance brokerage business of Shan’en Insurance has been and will continue to be subject to regular and ad hoc regulatory inspections and actions by National Financial Regulatory Administration (formerly known as China Banking and Insurance Regulatory Commission, or the CBIRC), or the NAFR, and other authorities regarding its compliance with applicable rules and regulations. We were subject to an inspection from July to September 2021 by a local counterpart of CBIRC, who, upon completion of the inspection, required us to rectify our archive management and disclosure policy. As of the date of this annual report, we have taken the rectification actions as well as measures to enhance internal control, and paid an immaterial amount of fine. There can be no assurance that the regulatory authorities will not identify non-compliance incidents regarding Shan’en Insurance’s operations in the future. Regulatory actions against Shan’en Insurance may materially and adversely affect the Group’s business, financial condition and results of operations.

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

We currently facilitate loans funded by third-party financial institutions that we collaborate with, and we guarantee such loans through our PRC subsidiaries. In some instances, guarantees had and may continue to be provided by certain of the consolidated affiliates that lack required license to operate financial guarantee business. In the past, one of the consolidated affiliates provided guarantees during a period in which its license for financial guarantee business had expired. We maintained routine reporting to the competent regulatory authority and have subsequently renewed such license. If any of our practices were found by the regulatory authorities to be in violation of the applicable regulations, we would be subject to penalties, such as confiscation of illegal gains and fines, which could have an adverse impact on the Group’s business, financial condition and results of operations. Furthermore, there can be no assurance that we will be able to obtain or renew our licenses for financial guarantee business when such licenses expire in the future.

On December 31, 2024, the NAFR issued the Interim Administrative Measures for Small Loan Companies, or the Interim Administrative Measures. Small loan companies are not allowed to conduct business across provinces, autonomous regions or municipalities directly under the Central Government, while the requirements regarding the operating scope of online small loan company will be provided for separately. The Interim Administrative Measures require our small loan company to adjust their businesses as necessary to be in compliance with such measures after the two-year transition period. If we failed to comply with NAFR’s requirements in a timely manner or at all, we may subject to penalties and our licenses may be revoked, which could have an adverse impact on the Group’s business, financial condition and results of operations. As of December 31, 2025, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts (excluding loans that are over 180 days past due and are therefore charged off) and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,851.4 million (US$693.7 million).

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published each month will not be legally protected. Based on the LPR of 3.0% as published on March 20, 2026, such cap would be 12.0%. According to a guidance letter issued by the SPC on December 29, 2020, clarifying the applicability of its revised judicial interpretation, the cap for private lending rate does not apply to small loan companies, financial guarantee companies, financial leasing companies, commercial factoring companies and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing small loan companies. For example, SPC guidance and judgment indicate that the portion of annualized interest rate, or APR, charged by financial institutions in excess of 24% per annum will not be supported in litigations. The APRs on our cash loans vary depending on borrowers’ credit profiles and may exceed 24%. The excess portion may not be enforceable should any dispute arise between us and the relevant borrowers. On December 31, 2024, the NAFR published the Interim Measures for the Supervision and Administration of Small Loan Companies. Pursuant to the Interim Measures for the Supervision and Administration of Small Loan Companies, the balance of loans granted by online small loan companies to a single household for consumption shall not exceed RMB200,000, and the balance of loans granted to a single household for production and business operations shall not exceed RMB10 million. In December 2025, we have been informed that a new rule in relations to small loan company like us had been issued by the NAFR and the PBOC, according to which small loan companies are prohibited from granting new loans where the total annual financing cost percentage rates (inclusive of all interest and fee expenses, such as interest, guarantee fees, insurance fees, and other related charges) exceeds 24%. As of December 31, 2025, the annual financing cost percentage rates of us has been reduced to below 24%. We cannot assure you that we will not be required to further reduce such annual financing cost percentage rates in the future. If the regulatory requirements for our licensed small loan company or financial guarantee companies are strengthened by any newly adopted, or by the application of any existing laws, regulations, policies, guidelines or rulings, our licensed small loan company or financial guarantee companies may need to change their business models, which may adversely affect the Group’s business, financial condition, results of operation and prospects.

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

We provide various credit solutions to shippers and truckers to meet their financial needs. We have primarily used our own capital to fund cash credit solutions for shippers and truckers. We also facilitate loans funded by third-party financial institutions, and we guarantee such loans. We believe our credit solutions create value for our ecosystem participants and enhance user engagement and transaction activities on the FTA platform. As of December 31, 2025, the total outstanding loan balance, consisting of the aggregate principal amount outstanding under on-balance sheet and off-balance sheet loans as of the end of each reporting period (excluding loans that are more than 180 days past due), was RMB5.5 billion (US$0.8 billion), and the total non-performing loan ratio for these loans was 2.9%. Our non-performing loan ratio is calculated by dividing the sum of total outstanding principal of the on- and off-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the sum of total outstanding principal of on- and off-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

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

The Group’s expansion into overseas markets could subject the Group to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect the Group’s operations.

While the Group operates its business primarily in the China market, it has been exploring opportunities in expanding its business into the overseas markets. For instance, we have launched our overseas digital freight platform business, Qmove, in selected international markets, such as Türkiye, Egypt, the United Arab Emirates and Indonesia, to connect shippers and truckers.

Operating a multinational business creates difficulties associated with staffing, managing the Group’s global operations, as well as complying with local legal and regulatory requirements. The Group’s existing operations in the overseas markets may not succeed eventually, and may expose the Group to increased risks associated with different market dynamics and competition in the overseas markets. The Group is subject to a variety of local laws and regulations that involve matters central to its business, including, among others, freight matching services, data privacy and security, competition, labor, consumer protection and taxation. These laws and regulations can be particularly restrictive in certain jurisdictions, as they constantly evolve and remain subject to change. In addition, the application and interpretation of these laws and regulations, which are subject to change, could result in government inquiries, claims, disputes, changes to the Group’s business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm the Group’s business.

Some of the jurisdictions in which the Group has expanded or plan to expand its business have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these jurisdictions remains greater than in other more developed countries. Although the Group has engaged experienced staffs and consultants in jurisdictions in which it deems appropriate, we cannot assure you that the Group will continue to be found to be operating in compliance with all applicable laws or regulations which it may be subject to. The Group’s business, financial condition and results of operations could be materially and adversely affected if it cannot effectively manage its business to address the market demands and complexities of operating a multinational business.

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

We adopted share incentive plans to provide additional incentives to directors, officers, employees and consultants. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have granted options and ordinary shares to certain directors, officers and employees pursuant to our share incentive plans, and option to purchase 264,238,482 Class A ordinary shares was outstanding as of March 31, 2026. The Group recorded RMB441.8 million, RMB496.6 million and RMB281.6 million (US$40.3 million) in 2023, 2024 and 2025, respectively, in share-based compensation expenses in relation to share-based award grants. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, the Group’s expenses associated with share-based compensation may increase, which may have an adverse effect on the Group’s financial condition and results of operations.

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

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect the Group’s proprietary rights. As of December 31, 2025, the Group had 415 patents, 133 pending patent applications, 1491 registered trademarks and 47 pending trademark applications and 460 registered software copyrights in China. As of December 31, 2025, the Group had 46 registered trademarks in other countries, including India, Russia and Vietnam.

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

The Group recognized share of loss in equity method investees of RMB2.1 million, RMB2.9 million and RMB14.8 million (US$2.1 million) in 2023, 2024 and 2025, respectively. Impairment loss recognized on the Group’s equity investees and investments in debt securities may also affect the Group’s results of operations. For example, the Group recognized impairment loss of RMB352.7 million in 2024 resulting from credit impairment on debt investment in certain investee. The Group may also extend loans to certain companies from time to time and may experience impairment loss in connection with such loans.

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

As of December 31, 2025, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025.

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

The Group’s balance sheet includes a material amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 10.79% of total assets on its balance sheet as of December 31, 2025. The impairment of a significant portion of these assets would negatively affect the Group’s financial condition or results of operations. The Group regularly evaluates whether events and circumstances have occurred indicating that any portion of its intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, the Group may be required to reduce the carrying value of these assets. The Group did not identify additional impairment indicator as of December 31, 2025 to trigger the impairment of the goodwill and intangible assets.

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

However, as there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law and its implementing rules, the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry and other industries the Group is engaged in, there can be no assurance that the PRC government authorities, including the MOFCOM, the MIIT, or other competent authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the Group VIEs may encounter, on the one hand, and as a beneficial owner of our Company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in the Group VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty to our Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by Mr. Peter Hui Zhang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to thirty (30) votes, voting together as one class. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, beneficially owns all the Class B ordinary shares issued and outstanding, which, together with the Class A ordinary shares he beneficially owns, represent 77.2% of the voting power of our total issued and outstanding shares as of March 31, 2026. As a result, Mr. Peter Hui Zhang has the ability to control or exert significant influence over important corporate matters to the extent permitted under our memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our Company that require approval of shareholders, including, among others:

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

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If the Group VIEs were deemed as foreign-invested enterprises under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect the Group’s business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

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

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the China Securities Regulatory Commission, or the CSRC, and State Administration of Foreign Exchange People’s Republic of China, or the SAFE, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters— Regulations Related to M&A Rules and Overseas Listings.”

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

Under PRC laws, rules and regulations, each of our subsidiaries and the consolidated affiliates incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries and the consolidated affiliates incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries and the consolidated affiliates did not have any retained earnings available for distribution in the form of dividends as of December 31, 2025. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, there are still uncertainties in practice as to its interpretation and implementations in practice.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in Chinese Mainland and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong, including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports were completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and completed its annual inspection and investigation, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely, and we were not identified as an SEC-identified issuer thereafter. As of the date of this annual report, we do not expect to be identified as an SEC-identified issuer for the fiscal year ended December 31, 2025. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in Chinese Mainland or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the composition of the Group’s income and assets and the value of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a risk that we were a PFIC for 2025. However, our PFIC status for 2025 is not entirely clear and you are urged to consult your own tax advisors in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition or changes in the value of the Group’s assets. The composition of the Group’s assets and income may be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. In addition, fluctuations in the trading price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and therefore may affect our PFIC status. The ultimate determination of our PFIC status for any year cannot be made until the end of that year and will depend, in part, on the trading price of our ADSs for the relevant quarterly testing dates. Therefore, there can be no assurance that we will not be a PFIC for 2026 or any future taxable year.

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

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2025, an average number of approximately 3.28 million shippers posted shipping orders on the FTA platform each month, and 4.6 million truckers fulfilled shipping orders on the FTA platform in 2025. In 2025, the Group facilitated 236.3 million fulfilled orders.

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

In 2025, the Group also began exploring opportunities to expand its freight matching services into selected international markets through Qmove, its overseas digital freight platform. As of December 31, 2025, Qmove had been launched in selected markets and was in its early stage of development.

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

•

Freight Brokerage Service. In January 2018, the Group launched its freight brokerage service, going a step further from freight listing service to provide end-to-end freight matching service with a higher level of service quality assurance to shippers. As freight brokers, the Group’s consolidated affiliates enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service. The difference between the amount the consolidated affiliates collect from shippers and the amount they pay to truckers represents the FTA platform freight brokerage service fee. As freight brokers, the consolidated affiliates issue VAT invoices to shippers that they can in turn use for tax deductions, solving a significant pain point for many shippers when contracting with truckers. Shippers can track the transaction and the status of their order at each step in real-time and make payment for freight fees online. The consolidated affiliates also assume liability for cargo damages up to a specific amount per shipment, and obtain cargo insurance under certain circumstances to mitigate their risk.

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

In addition, through Giga.AI, the Group’s majority-owned subsidiary, the Group generates revenue from the sale of advanced driver-assistance system kits, or ADAS kits and service fees from ADAS-enabled carrier services.

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

Our Scale and Financial Performance

We have grown rapidly and reached significant scale in recent years. In 2024 and 2025, the Group facilitated 197.2 million and 236.3 million fulfilled orders, respectively, representing a 19.8% year-over-year growth.

We are at an early stage of monetization. The Group generates revenue primarily from freight listing membership fees coming from shippers, freight brokerage service fees from shippers, transaction service fees from truckers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. The Group’s total net revenues were RMB8,436.2 million, RMB11,238.6 million and RMB12,489.9 million (US$1,786.0 million) in the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded net income of RMB2,227.1 million, RMB3,123.4 million and RMB4,459.1 million (US$637.6 million) in 2023, 2024 and 2025, respectively. The Group recorded non-GAAP adjusted net income of RMB2,797.0 million, RMB4,020.4 million and RMB4,794.7 million (US$685.6 million) in 2023,2024 and 2025, respectively. We define non-GAAP adjusted net income as net income excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to acquisitions, (iv) settlement in principle of U.S. securities class action, which is non-recurring, (v) impairment loss of long-term investment and (vi) tax effects of non-GAAP adjustments. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Non-GAAP Financial Measures” for details.

The Group’s Solutions

The Group provides freight matching services by facilitating transactions between shippers and truckers and connects them with value-added service providers, such as financial institutions, highway authorities, gas stations and insurance companies. The Group’s freight matching services and value-added services are primarily accessible through Yunmanman shipper and trucker mobile apps, Huochebang shipper and trucker mobile apps, Shengsheng mobile apps and Yunmanman Cold Chain shipper and trucker mobile apps.

Freight Matching Services

The Group provides a range of freight matching services that cater to the specific needs of shippers and truckers. The Group started its business by operating a freight listing platform, where shippers post shipping orders and truckers contact shippers to secure their next shipping orders. In 2025, the Group facilitated 236.3 million fulfilled orders. The Group primarily serves the long-haul shipping needs within the FTL segment, and also provide LTL and intra-city logistics services. The Yunmanman and Huochebang brands primarily offer long-haul and LTL freight matching services, and the Shengsheng brand primarily offers intra-city freight matching services. Prior to April 2023, the Group offered intra-city freight matching services primarily through the Shengsheng Huitouche app. Since April 2023, the Group has offered intra-city freight matching services primarily through its new Shengsheng apps. The Yunmanman Cold Chain brand primarily offers freight matching services for the cold chain logistics sector.

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

Freight Listing Service

The Group offers freight listing service through the consolidated affiliates. The Group has a freemium model where shippers can post a certain number of shipping orders on the FTA platform free of charge. Shippers are required to pay membership fees in order to post additional shipping orders. The Group currently offers mainly four tiers of membership. The first tier requires an annual fee of RMB288 and allows a shipper to post up to 30 shipping orders each year. The second tier requires an annual fee of RMB688 and allows a shipper to post up to 188 shipping orders each year. The third tier, designed for businesses with highly frequent shipping needs, requires an annual fee of RMB1,688 and allows a shipper to post up to 2,576 shipping orders each year. We adjusted the number of allowed shipping orders under the second and third tiers in 2024 due to adjustment to product design, which did not have any material impact on revenue recognition. The fourth tier, targeting ultra-high-volume enterprises, requires an annual fee of RMB3,888 and allows a shipper to post up to 9,136 shipping orders within two years. From time to time, the Group allows paying members to post additional shipping orders for free as part of its promotional efforts. As of December 31, 2025, the FTA platform had 1.32 million shipper users with active paying memberships.

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

In light of the significant value created by the online transaction service, the Group started to monetize the transaction service in the second half of 2020 by collecting transaction service fees from truckers on selected types of shipping orders originated from certain cities for shipping transactions matched through the online transaction service. The transaction service fees are typically based on the amount of shipping fees provided by shippers. In addition, in certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month. Such fees were classified under “Transaction service” in 2023, 2024 and 2025. The Group may explore other revenue models to monetize its online transaction service in the future.

Value-Added Services

We provide a range of value-added services primarily through our PRC subsidiaries and to a lesser extent, the consolidated affiliates. These services cater to various essential needs of shippers and truckers and increase their stickiness and engagement on the FTA platform, while enabling other businesses, such as financial institutions, insurance companies, gas station operators and highway authorities, to participate in our vibrant ecosystem. For shippers, we provide a transportation management system that makes it easy and efficient to track and manage their shipments as well as access to credit and insurance solutions to manage their risks and cash flows. We help truckers manage their operating costs and workflows by providing ETC and energy services as well as software solutions for managing traffic ticket records. We also provide access to credit and insurance solutions so the truckers can manage their risks and cash flows. As of December 31, 2025, over 7.23 million users used at least one of the Group’s value-added services.

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

We assign customized credit limit based on data-driven assessment of borrowers’ creditworthiness. As of December 31, 2025, credit limit for trucker users and shipper users on the FTA platform typically did not exceed RMB50,000 and RMB100,000, respectively. In response to regulatory developments in the credit industry, we plan to take a conservative approach with respect to these business lines.

We implement a rigorous risk management system to address our credit risk exposure. As of December 31, 2025, the total outstanding loan balance, consisting of the aggregate principal amount outstanding under on-balance sheet and off-balance sheet loans (excluding loans that are more than 180 days past due), was RMB5.5 billion (US$0.8 billion), and the total non-performing loan ratio for these loans was 2.9%. As of December 31, 2025, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.

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

Intelligent Driving Related Services

Our intelligent driving related services include the sale of advanced driver-assistance system kits, or ADAS kits, and service fees generated from ADAS-enabled carrier services.

Our Nationwide Network

We have a nationwide network of shippers and truckers and facilitate shipments across China. We have built a vibrant ecosystem of millions of shippers and truckers. In the three months ended December 31, 2025, the Group’s average shipper MAUs reached approximately 3.28 million. In 2025, 4.6 million truckers fulfilled shipping orders on the FTA platform. In 2025, the Group facilitated 236.3 million fulfilled orders. The FTA platform supports a dense network of nationwide routes connecting every prefecture-level city in China with hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a high entry barrier to potential competitors.

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

The Group’s ESG Achievements

The Group is a pioneer in designing and developing a digital, standardized and smart logistics infrastructure, which plays an important role in encouraging sustainable development and empowering communities. Every empty truck running on the road wastes fuel, and the FTA platform contributes to a cleaner environment by reducing such wasteful situations. Additionally, the FTA platform benefits the environment by reducing the number of shipments through higher efficiency of loads. From 2020 to 2025, the Group helped reduce carbon emissions by approximately 149 million metric tons. The Group also dedicated to developing autonomous truck driving technology, which it believes will significantly improve fuel efficiency, enhance safety and reduce carbon emissions. In addition, the Group plans to collaborate with ecosystem participants to promote the use of clean energy-powered trucks, explore the development of systems for managing carbon emissions and support the advertisement of green initiatives to further reduce environmental impact of the road transportation industry. Furthermore, the Group and its employees are undertaking measures for conserving resources and reducing carbon emissions. Such measures include recycling ETC cards from the Group’s employees and agents, providing transit buses for the Group’s employees, as well as growing green plants on the Group’s facilities.

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

Customer Services

As of December 31, 2025, the Group’s customer service team consisted of 1370 members. The Group’s users can submit inquiries and complaints through the Group’s mobile apps on a 24/7 basis or calling its customer service hotline. The Group is committed to addressing user inquiries and complaints in a prompt and fair manner. The Group offers AI-powered automated customer service, which can solve its customers’ problems more efficiently. The Group also uses its data insights to analyze customer service needs and proactively address issues. This is complemented by the ground force who helps the Group better understand user behavior and needs through personal connections and face-to-face meetings, which supplements the data insights the Group accumulates through its online platform and enables the Group to better serve its ecosystem participants.

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

Employees

As of December 31, 2023, 2024 and 2025, the Group had a total of 7,585, 7,185 and 8,251 employees, respectively. The following table sets forth a breakdown of the Group’s full-time employees categorized by function as of December 31, 2025.

Function	Number of employees	% of total employees
Customer services and operations	1,801	21.8
Research and development	1,264	15.3
General and administration	516	6.3
Sales and marketing	4,670	56.6
Total	8,251	100.0

As of December 31, 2025, a substantial majority of the Group’s employees were based in China. We believe the Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, the Group has been able to attract and retain talented personnel and maintain a stable core management team.

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

Facilities

The Group maintains a number of leased properties. The Group leases approximately 41,178 square meters of office space in Nanjing, Jiangsu Province, primarily for corporate administration and research and development. In addition, the Group leases office spaces in Beijing, Shanghai, Suzhou and other cities within and outside China to house its personnel engaged in platform operations, regional corporate administration and technology support.

The Group has land use right for a parcel of land of approximately 21,817 square meters in Nanjing, Jiangsu Province, where the Group is currently constructing an office building for its headquarter in Nanjing. The estimated amount of expenditure in constructing the office building is RMB0.8 billion (US$0.1 billion). As of December 31, 2025, the Group paid RMB248.4 million (US$35.5 million) in cumulative for the construction, net of value added tax. The construction is funded by cash owned by the Group. The construction started in the second half of 2023 and is expected to complete in the second half of 2027. After completion, the building is expected to provide approximately 120,000 square meters of office space. The Group also owns an office building with office space of approximately 10,717 square meters in Guiyang, Guizhou Province.

We intend to add new facilities or expand the Group’s existing facilities as the Group scales up its business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Intellectual Property

The Group has developed a number of proprietary systems and technologies, and our success depends on the Group’s ability to protect its core technologies and intellectual property. The Group utilizes a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect its proprietary rights. As of December 31, 2025, the Group had 415 patents, 133 pending patent applications, 1491 registered trademarks and 47 pending trademark applications in China. As of December 31, 2025, the Group also had 460 registered software copyrights in China. As of December 31, 2025, the Group had 46 registered trademarks in other countries, including India, Russia and Vietnam.

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

Legal Proceedings and Compliance

During 2025 and up to the date of this annual report, we had not been involved in any litigation, arbitration or administrative proceeding against us that could have a material and adverse effect on the Group’s business, financial condition or results of operations, except as disclosed below. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

License/Permit	Holder	Grant/Renew Date	Expiration Date
Value-Added Telecommunication Business Operation License	Manyun Software	January 23, 2024	January 5, 2027

Permit for Road Transport Business	Manyun Software	December 31, 2025	December 31, 2029

Value-Added Telecommunication Business Operation License	Manyun Cold Chain	March 30, 2023	September 13, 2026

Permit for Road Transport Business	Manyun Cold Chain	July 19, 2023	July 18, 2027

Approval of the Establishment of Huochebang Microfinance	Huochebang Microfinance	July 13, 2016	N/A

Approval of the Operation of Huochebang Microfinance	Huochebang Microfinance	December 15, 2016	N/A

Permit for Insurance Brokerage Business	Shan’en Insurance	February 20, 2024	March 4, 2027

Permit for Road Transport Business	Shan’en Technology	November 26, 2024	November 25, 2028

Value-Added Telecommunication Business Operation License	Shan’en Technology	August 28, 2023	December 19, 2026

Telecommunications Network Code Resource Usage Certificate	Shan’en Technology	February 19, 2025	March 4, 2027

Permit for Road Transport Business	Hainan Manyun	May 23, 2024	May 22, 2025

Permit for Road Transport Business	Suqian Manyun Software Technology Co., Ltd.	December 31, 2025	December 30, 2029

Value-Added Telecommunication Business Operation License	Jiangsu Yunmanman Tongcheng Information Technology Co., Ltd., or Jiangsu Tongcheng	January 23, 2024	November 3, 2027

Permit for Road Transport Business	Jiangsu Tongcheng	September 15, 2023	September 14, 2027

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

Regulations Related to Road Transportations

The Regulations on Road Transportation of PRC, promulgated by the State Council on April 30, 2004 and most recently amended and took effective on March 20, 2026, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the MOT on June 16, 2005 and last amended on November 10, 2023, requires that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 with relevant driving licenses and (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less) requisite knowledge, and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

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

Since November 2017, a series of regulations regarding the operation of non-vehicle operating carriers, including the Notice on Further Promoting the Pilot Program of Non-vehicle Operating Carriers on November 15, 2017 and the Notice on Promoting Pilot Work for Non-vehicle Operating Carriers on April 8, 2018 were promulgated by the MOT. Jiangsu Provincial Department of Transportation also issued a Notice on Further Promoting the Pilot Work for Non-vehicle Operating Carriers’ Road Freight on March 13, 2019. Later, on the basis of systematically summarizing the pilot work of non-vehicle operating carriers, on September 6, 2019, the MOT and the SAT jointly issued the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, or the Interim Measure of Road Freight Transport, which took effect on January 1, 2020, and, pursuant to which, “online freight operation” refers to the road freight transport operation activities in which an operator integrates and allocates transport resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the Interim Measure of Road Freight Transport, besides the road transportation permit with the business scope of online freight transport, the operators of online freight transport business shall also meet the requirements on commercial internet information service pursuant to the ICP Measures. In addition, the operators of online freight transport business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the E-Commerce Law of PRC, the Law on the Administration of Tax Collection of PRC and its implementing rules. The operators of online freight transport business shall also examine the qualifications of the vehicles and drivers, subject to certain exceptions. In cases where serious accidents arise from the operators of online freight transport business entrusting unqualified drivers or vehicles to provide transportation services, such operators will be subject to relevant regulatory and administrative actions. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with operating scope of online freight transport operation to qualified online freight operators. The term of effect of the Interim Measure of Road Freight Transport is two years since January 1, 2020. On December 20, 2023, the MOT and the SAT jointly issued the Announcement of Extending the Validity of the Interim Measures for Administration of Road Freight Transport Operation on Online Platform (2023), according to which the term of effect of the Interim Measure of Road Freight Transport was extended to December 31, 2025. On January 23, 2026, the MOT and SAT promulgated the Measures for the Operation and Administration of Online Freight Contracting Platforms, where the network Freight carrier platform will be regulated. Compared with Interim Measure of Road Freight Transport, the Measures for the Operation and Administration of Online Freight Contracting Platforms detailed regulations in aspects such as the division of platform responsibilities, regulatory measures, and data security.

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

Regulations Related to Credit Solutions

Regulations on Small Loan Business

In May 2008, the China Banking Regulatory Commission, or the CBRC, which is the predecessor of the National Administration of Financial Regulation, or the NAFR and the People’s Bank of China, or the PBOC, jointly promulgated the Guidance on the Pilot Operation of Small Loan Companies, or the Pilot Guidance, pursuant to which a micro credit company is a company that specializes in operating a micro-loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a small loan company is subject to the approval of the competent government authority at the provincial level. Furthermore, the balance of the capital borrowed by a small loan company from financial institutions must not exceed 50% of the net capital of such small loan company. With respect to the grant of credit, small loan companies are required to adhere to the principle of “small sum and decentralization” and the outstanding balance of the loans granted by a small loan company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a small loan company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Small loan companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the Pilot Guidance, small loan companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment loss. Small loan companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

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

Tianjin Full Truck Alliance Financing Assurance Co., Ltd. is a subsidiary of one of our wholly foreign owned enterprises, holding a license to conduct financing guarantee business.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of PRC, or the Cybersecurity Law, effective as of June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. The Cybersecurity Law defines “network” as a system comprising computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with specific rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law. On October 28,2025, the SCNPC further revised the Cybersecurity Law, which came into effect on January 1, 2026. The revised Cybersecurity Law increases penalties under certain circumstances such as failure to discharge the obligation of safeguarding cybersecurity, and failure to take actions against information that is prohibited from being published or disseminated by laws or administrative regulations, and expands extraterritorial application for entities, organizations, or individuals outside the PRC engaging in activities that endanger the cybersecurity of the PRC.

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

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, and were subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993, and were subsequently amended in 2008 and 2011. Pursuant to these regulations, or the VAT Law, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay VAT and entities or individuals providing services are subject to the VAT at a rate of 6% or 9% unless otherwise provided under relevant laws and regulations. In addition, pursuant to the VAT Law, all enterprises providing transportation services in the PRC must pay VAT at a rate of 11%. On April 4, 2018, the Ministry of Finance and the SAT issued the Notice on Adjustment of Value-added Tax Rates, which came into effect on May 1, 2018. According to such notice, the taxable goods or sales activities previously subject to VAT rates of 11% became subject to lower VAT rates of 10% starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods or sales activities previously subject to VAT rates of 10% became subject to lower VAT rates of 9% starting from April 1, 2019. As a result, currently, the Group is subject to VAT at a rate of 9% on the freight brokerage service. On December 25, 2024, the latest amendment to the Value-added Tax Law of the People’s Republic of China was promulgated and such amendment became effective on January 1, 2026. After such amendment took effect, (i) all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real property, and the importation of goods within the territory of the PRC shall be liable to pay VAT, and the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and (ii) the VAT tax rate applicable to the small-scale taxpayers is 3%. On December 25, 2025, the Regulations for the Implementation of the Value-Added Tax Law of the People’s Republic of China were promulgated, which further clarify the applicable tax rates and determine the calculation methods for tax payable in different situations.

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

The Rules of the State Council on Declaration Threshold for Concentration of Undertakings, were promulgated by the SAMR on January 22, 2024 and came into effect on the same day, which raises the reporting thresholds for concentration of undertakings, and adds circumstances that need an advanced declaration. Pursuant to the Anti-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

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

On May 6, 2024, the SAMR promulgated the Interim Provisions Against Unfair Competition in Cyberspace.The Interim Provisions Against Unfair Competition in Cyberspace stipulates that a platform operator shall strengthen the standardization and management of competition acts within the platform, and shall take necessary disposal measures in a timely manner, keep relevant records, and report to the local administration for market regulation at or above the county level of the place where the platform operator is domiciled in accordance with the regulations if it is found that an operator using the platform has adopted an unfair competition method, has illegally sold goods or provided services, or has infringed upon the lawful rights and interests of consumers. The record shall be kept for a period of not less than three years from the date on which the disposal measures are taken.

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

On February 28, 2025, the SAMR promulgated the Implementing Measures of the Regulation on Fair Competition Reviews, which became effective on April 20, 2025. Pursuant to the Implementing Measures of the Regulation on Fair Competition Reviews, the SAMR is responsible for guiding the implementation of the fair competition review system and urging relevant departments and local authorities to carry out fair competition reviews.

On June 27, 2025, the SCNPC promulgated the revised PRC Anti-Unfair Competition Law, pursuant to which business operators may not engage in improper activities to undermine their competitors, including but not limited to, improperly influencing a transaction, causing market obfuscation, commercial bribery, misleading or false publicity, infringing upon trade secrets, dumping, illegitimate premium sale and commercial libel. Failure to comply with such regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities.

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

The following diagram illustrates our corporate structure with our principal subsidiaries as of December 31, 2025. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Besides Jiangsu Yunmanman, Lucky Logistics Information Limited wholly owns two insignificant subsidiaries incorporated in the PRC.
(2)

Besides FTA Information, FTA HK’s subsidiaries include two insignificant subsidiaries incorporated in the PRC that are wholly-owned by FTA HK and one insignificant subsidiary incorporated in the British Virgin Islands that is wholly-owned by FTA HK.

(3)	Include two insignificant subsidiaries that are majority-controlled by FTA.
(4)

Manyun Software, Tianjin Zhihui, Mr. Peter Hui Zhang and Mr. Wenjian Dai hold 77.5%, 10.0%, 7.5% and 5.0% of equity interest in Manyun Cold Chain, respectively. Manyun Cold Chain primarily provides freight matching services for the cold chain logistics sector and operates Yunmanman Cold Chain apps.

(5)	Jiangsu Yunmanman and another subsidiary of Lucky Logistics Information Limited each holds 50.0% of the equity interest in Manyun Technology.
(6)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Manyun Software. Manyun Software and its subsidiaries are primarily involved in operating the Yunmanman apps and Shengsheng apps and providing freight matching services.

(7)	Include ten insignificant subsidiaries that are wholly-owned by Jiangsu Yunmanman.

(8)	In March 2021, Guizhou FTA became a Group VIE. On January 1, 2022, FTA Information acquired Guizhou FTA from its shareholders and it became a wholly-owned subsidiary of FTA Information.
(9)	Include two insignificant subsidiaries that are wholly owned by FTA Information.
(10)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Shan’en Technology. Shan’en Technology and its subsidiaries are primarily involved in operating the Huochebang apps and providing freight matching services and insurance brokerage services.

(11)	Include eight insignificant subsidiaries that are wholly-owned by Manyun Software and one insignificant subsidiary that are majority-owned by Manyun Software.
(12)

Previously, Guiyang Huochebang was a Group VIE. In March 2021, as directed by FTA Information, Guizhou FTA, a newly established entity, acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of contractual arrangements with Guizhou FTA and its shareholders. As a result, Guizhou FTA became a Group VIE, and Guiyang Huochebang became a subsidiary of Guizhou FTA. FTA Information and Guizhou FTA hold 98.2% and 1.8% of equity interest in Guiyang Huochebang, respectively.

(13)	Guiyang Huochebang and FTA Information hold 89.5% and 10.5% of equity interest in Guizhou Huochebang Internet Information Service Co., Ltd., respectively.
(14)	Include nine insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.
(15)	Include two insignificant subsidiaries that are wholly-owned by Chengdu Yunli.

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

However, there are uncertainties regarding the interpretation and application of current PRC laws and regulations related to the contractual arrangements. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

We have built a vibrant ecosystem of millions of shippers and truckers. In the fourth quarter of 2025, an average number of approximately 3.28 million shippers posted shipping orders on the FTA platform each month, and 4.6 million truckers fulfilled shipping orders on the FTA platform in 2025. In 2025, the Group facilitated 236.3 million fulfilled orders.

FTA was formed in 2017 through the business merger of Yunmanman and Huochebang, which were founded in 2013 and 2011, respectively. The Group has over ten years of operational track record, and in the process has accumulated valuable insights, know-how, technology and data, which we believe have provided the Group with a sustainable competitive advantage for its future growth.

The Group’s total net revenues were RMB8,436.2 million, RMB11,238.6 million and RMB12,489.9 million (US$1,786.0 million) in the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded net income of RMB2,227.1 million, RMB3,123.4 million and RMB4,459.1 million (US$637.6 million) in 2023, 2024 and 2025, respectively. The Group recorded non-GAAP adjusted net income of RMB2,797.0 million, RMB4,020.4 million and RMB4,794.7 million (US$685.6 million) in 2023, 2024 and 2025, respectively.

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

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Average shipper MAUs (in millions)	1.75	2.00	2.13	2.24	2.14	2.65	2.84	2.93	2.76	3.16	3.35	3.28

Fulfilled orders (in millions)	30.3	40.2	42.5	45.8	39.3	49.1	51.9	56.9	48.2	60.8	63.4	63.9

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

The Group started monetizing freight matching services in 2018 by charging membership fees from frequent shippers for the right to post more shipping orders than non-paying shippers. In the same year, the Group launched freight brokerage service through its consolidated affiliates. The consolidated affiliates enter into shipping contracts with shippers and entrust truckers on the FTA platform to fulfill those shipping orders. After the fulfillment of shipping orders, the FTA platform transfers shippers’ shipping fees to truckers and deduct the FTA platform freight brokerage service fees from shippers’ accounts. The consolidated affiliates earn platform service fee in connection with the freight brokerage service, which is the difference between the service fee collected from shippers and the shipping fee paid to truckers. The consolidated affiliates are obligated to pay the full amount of VAT on the service fee collected from shippers. The Group takes into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers and truckers, as well as other relevant factors when setting the rate of the FTA platform service fee. Starting from August 2025, the Group increased the service fee rate for freight brokerage service to ensure sustainability of such service. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage Service.”

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

Our Ability to Attract and Retain Shippers and Truckers on the FTA Platform

The FTA platform is a leading digital freight platform in China. With over ten years of operational experience, the Group has accumulated deep industry know-how and data insights, which have enabled the Group to continuously expand its service offerings and enhance user experience on the FTA platform. The FTA platform had approximately 3.28 million shipper MAUs in the fourth quarter of 2025, representing a year-over-year growth of 11.6%, and 4.6 million truckers fulfilled shipping orders on the FTA platform in 2025.

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

As the Group continued to drive user engagement through superior user experience offered by the FTA platform, the Group’s shipper and trucker retention rates remained steady. In the twelve months ended December 31, 2025, the Group’s 12-month retention rate of paying shippers was approximately 80%, which is calculated by dividing the number of shippers who were both paying members in January 2025 and active shippers in December 2025 by the number of paying members in December 2025. In December 2025, the Group’s next month’s retention rate of truckers was over 85%, which is calculated by dividing the number of truckers who responded to the shipping orders on the FTA platform in both November and December 2025 by the number of truckers who responded to shipping orders on the FTA platform in November 2025.

Our Ability to Drive Engagement and Transaction Activities of Users on the FTA Platform

With a large user base, we aim to increase the engagement and the Group’s wallet share of users to further drive the growth of its market share, which depends on the Group’s ability to enhance user experience and provide comprehensive service offerings. We plan to improve the efficiency of the freight matching services through further digitalization and standardization of transaction processes, as well as enhancement of the Group’s core technologies, including big data analytics and data labeling. We will also continue to focus on protecting the rights and interests of shippers and truckers by further investments in enhancing user ecosystem construction. We believe our efforts will allow the Group to enhance user retention and increase customer lifetime value on the FTA platform. For example, the Group has launched several features to further streamline the transaction process between shippers and truckers. The “tap and go” feature allows a shipper to post shipping orders with a fixed price, which replaces price negotiation between shippers and truckers.

We also plan to broaden the Group’s service offerings to deliver one-stop platform experience to users. In particular, we plan to further expand and refine the Group’s service offerings, thereby connecting with more ecosystem participants and enhancing the network effects of the FTA platform.

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

Our Ability to Leverage Our Scale of Business to Manage Operating Costs and Expenses

The Group’s results of operations depend on its ability to manage its costs and expenses. We believe the Group’s marketplace model has significant operating leverage and enables the Group to realize structural cost savings. The Group’s increasing scale of business and synergies across its business lines may lead to lower marginal operating costs and expenses. We believe the Group’s continued investment in technology and infrastructure also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. On the other hand, we may seek to expand the Group’s market share in certain verticals, and the Group may offer more user incentives and incur increased marketing expenses. The Group’s profitability will depend on the cost efficiency of its marketing efforts in relation to some or all of these new initiatives.

The Group’s consolidated affiliates pay a significant amount of VAT to government authorities in connection with the freight brokerage service. VAT, related tax surcharges and other tax costs, net of grants from government authorities, represents a major portion of the Group’s cost of revenues. Starting from August 2025, the Group increased the service fee rate for freight brokerage service to ensure sustainability of such service and to better align the pricing of such service with its cost structure.

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

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2023			2024	2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues(1)
Freight matching services	7,053,525	83.6	9,455,134	84.1	10,496,771	1,501,018	84.0
Freight brokerage service	3,916,409	46.4	4,726,989	42.1	4,199,393	600,505	33.6
Freight listing service	828,152	9.8	879,489	7.8	980,158	140,161	7.8
Transaction service(2)	2,308,964	27.4	3,848,656	34.2	5,317,220	760,352	42.6
Value-added services	1,382,634	16.4	1,783,504	15.9	1,993,088	285,008	16.0
Credit solutions	1,001,892	11.9	1,341,434	11.9	1,474,413	210,838	11.8
Other value-added services	380,742	4.5	442,070	4.0	518,675	74,170	4.2

Total	8,436,159	100.0	11,238,638	100.0	12,489,859	1,786,026	100.0

(1)

The Group recognizes revenue without deducting the related VAT, as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. RMB4,172.7 million, RMB5,097.7 million and RMB4,671.4 million (US$668.0 million) of the Group’s revenues were attributable to VAT in the years ended December 31, 2023, 2024 and 2025, respectively, which were primarily related to VAT charged for freight brokerage service. The gross amount of VAT included in the cost of revenues was RMB5,271.1 million, RMB5,996.2 million and RMB4,165.7 million (US$595.7 million) in the years ended December 31, 2023, 2024 and 2025, respectively, which was primarily related to VAT charged for freight brokerage service.

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

In connection with the freight brokerage service, the consolidated affiliates assume legal obligations to pay VAT that are assessed on the entire selling price of the shipping service and platform service pursuant to the contracts with shippers. The Group’s net revenue from freight brokerage service is recognized without deducting VAT as we determine that the Group is the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. The gross amount of VAT related to freight brokerage service included in the cost of revenues was RMB5,006.4 million, RMB5,608.2 million and RMB3,666.6 million (US$524.3 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

The consolidated affiliates received grants from local government authorities. The amount of government grants received by the consolidated affiliates was RMB2,150.1 million, RMB2,102.8 million and RMB903.3 million (US$129.2 million) in the years ended December 31, 2023, 2024 and 2025, respectively, which was included in the Group’s cost of revenues to offset its VAT obligation. The gross amount of VAT related to freight brokerage service that the consolidated affiliates were obliged to pay exceeded the Group’s net revenues from such services in the years ended December 31, 2023 and 2024. Starting from August 2025, the Group increased the service fee rate for freight brokerage service to ensure sustainability of such service and reduce reliance on government grants. The Group takes into consideration the VAT obligation the consolidated affiliates assume under the contracts with shippers, as well as other relevant factors, when setting the rate of the FTA platform freight brokerage service fee. The gross amount of VAT that the consolidated affiliates were obliged to pay did not exceed the Group’s net revenues from freight brokerage service in the year ended December 31, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The profitability of the Group’s freight brokerage service has been and is expected to continue to be reliant upon, among others, grants provided by local government authorities. If the Group cannot continue to receive such grants, its freight brokerage service and its contribution to the Group’s financial performance may be materially and adversely affected.” for details.

Transaction Service

The Group charges transaction service fees from truckers when they take orders originating from certain cities. The transaction service fee charged for an order is computed based on the shipping fee of such shipping order. The transaction service fee is recognized as revenue upon the shipper and the trucker reach an agreement.

In certain innovative businesses, the Group charges truckers membership fees, which entitle them to deduct or waive above-mentioned transaction service fees for a certain period of time, usually one week or one month. Revenue from truckers’ membership fee is recognized on a straight-line basis over the term of the membership period. Such fees were previously classified under “Freight listing service” and re-classified under “Transaction service” since 2024.

For additional information, please see “—Our Monetization Model.”

Value-Added Services

We offer credit solutions to shippers and truckers and other value-added services to insurance companies, highway authorities, gas station operators, automakers and dealers to help them meet various essential needs of shippers and truckers. Such services are primarily provided through our PRC subsidiaries.

Credit Solutions

The Group’s credit solutions consist of (i) on-balance sheet loans, which are funded by our small loan company and (ii) off-balance sheet loans, which are funded by our institutional funding partners. The Group generates (i) interest revenue from on-balance sheet loans that are funded by us through our small loan company and (ii) revenue from loan facilitation, post-origination and guarantee services from off-balance sheet loans. Currently, a major portion of our cash loans to truckers and working capital loans to shippers are on-balance sheet loans, and a small portion of cash loans to truckers are off-balance sheet loans. As of December 31, 2025, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts (excluding loans that are over 180 days past due and are therefore charged off) and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,851.4 million (US$693.7 million).

The Group guarantees off-balance sheet loans facilitated by it. As of December 31, 2025, the amount of guarantee liabilities in relation to the Group’s loan guarantee arrangements was immaterial.

Other Value-Added Services

The Group generates revenue from other value-added services by charging (i) commissions from insurance companies for facilitating the sale of insurance policies to shippers and truckers, (ii) service fees from highway authorities for promoting ETC cards to truckers and service fees from truckers for account top-up, (iii) service fees from gas station operators for generating sales leads or facilitating sale of fuel, (iv) service fees derived from innovative businesses and (v) proceeds from sale of intelligent driving system kits and service fees generated from intelligent driving carrier service.

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

Cost of Revenues

The Group’s cost of revenues consists of (i) VAT, related tax surcharges and other tax costs, net of grants from government authorities, (ii) payroll and related expenses for employees involved in operating the FTA platform, (iii) technology service fee, (iv) commission fee paid to third-party payment platform and (v) others. The following table sets forth a breakdown of the Group’s cost of revenues, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
VAT, related tax surcharges and other tax costs, net of grants from government authorities(1)	3,693,516	43.8	4,584,433	40.8	3,944,731	564,089	31.6
Payroll and related expenses for employees	161,908	1.9	207,954	1.9	248,782	35,575	2.0
Technology service fee	155,175	1.8	209,754	1.9	235,721	33,708	1.9
Commission fee paid to third-party payment platform	101,428	1.2	83,688	0.7	88,730	12,688	0.7
Others	6,989	0.1	14,729	0.1	100,832	14,419	0.8

Total	4,119,016	48.8	5,100,558	45.4	4,618,796	660,479	37.0

(1)

In the years ended December 31, 2023, 2024 and 2025, the gross amount of VAT was RMB5,271.1 million, RMB5,996.2 million and RMB4,165.7 million (US$595.7 million), respectively, of which RMB5,006.4 million, RMB5,608.2 million and RMB3,666.6 million (US$524.3 million) was related to freight brokerage service; the amount of related tax surcharges and other tax costs was RMB893.4 million, RMB1,039.6 million and RMB 855.0 million (US$122.3 million), respectively, substantially all of which was related to freight brokerage service; the amount of government grants from government authorities was RMB2,471.0 million, RMB2,451.4 million and RMB1,076.0 million (US$153.9 million), respectively, substantially all of which was related to freight brokerage service.

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

Sales and Marketing Expenses

The Group’s sales and marketing expenses mainly consist of (i) payroll and related expenses for employees involved in selling and marketing functions, (ii) advertising expenses, (iii) amortization of trademarks and (iv) expenditures in user ecosystem enhancement and user rights protection. The Group’s sales and marketing expenses may increase in the near future, as the Group promotes its services in certain verticals and roll out new services.

General and Administrative Expenses

The Group’s general and administrative expenses mainly consist of (i) compensation costs for executive management and administrative employees, (ii) daily operating expenses relating to administrative functions and (iii) provision for settlement in principle of U.S. securities class action, which is non-recurring.

Research and Development Expenses

The Group’s research and development expenses mainly consist of (i) technology infrastructure expenses, (ii) payroll and related expenses for employees involved in platform development, internal-use system support and autonomous driving technology development, and (iii) charges for the usage of the server, computer and other equipment in relation to the research and development activities.

Provision for Credit Solutions

Allowance for credit solutions is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. The Group recognizes an increase in allowance for our on-balance sheet loans and off-balance sheet loans bearing credit risks as provision for credit solutions for the relevant period.

Share-Based Compensation

We adopted the 2018 Plan and the 2021 Plan to provide additional incentives to directors, officers, employees and consultants.

The Group recognized share-based compensation expense of RMB441.8 million, RMB496.6 million and RMB281.6 million (US$40.3 million) in the years ended December 31, 2023, 2024 and 2025, respectively, representing 5.2%, 4.4% and 2.3% of the Group’s revenues in those respective periods. The following table sets forth a breakdown of share-based compensation expense by function for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	297,469	348,400	139,824	19,995
Sales and marketing expenses	55,503	50,109	55,250	7,901
Research and development expenses	80,279	87,012	73,816	10,556
Cost of revenues	8,576	11,118	12,669	1,812

Total	441,827	496,639	281,559	40,264

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

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).

For the year ended December 31, 2025, the Group accrued RMB80 million withholding tax expenses associated with the approved earning distribution from its certain PRC subsidiary to Lucky Logistics Information Limited based on withholding tax rate of 10%. Other than this approved dividend distribution, no deferred tax liability was recognized for the remaining undistributed profits of PRC subsidiaries as the Group has sufficient evidence to demonstrate that the remaining undistributed dividends will be reinvested indefinitely.

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

The Organization for Economic Cooperation and Development (“OECD”) introduced a framework for the implementation of a 15% global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation. Based on current available legislation, Pillar Two did not have a material tax impact for fiscal years 2024 and 2025, and the Group will continue to monitor the developments and evaluate the potential impact of Pillar Two in the future.

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

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues (including value-added taxes, “VAT”, of RMB4,172.7 million, RMB5,097.7 million and RMB4,671.4 million for the years ended December 31, 2023, 2024 and 2025, respectively)	8,436,159	100.0	11,238,638	100.0	12,489,859	1,786,026	100.0

Cost of revenues (including VAT net of government grants, of RMB3,121.0 million, RMB3,893.4 million and RMB3,262.4 million for the years ended December 31, 2023, 2024 and 2025, respectively)	(4,119,016)	(48.8)	(5,100,558)	(45.4)	(4,618,796)	(660,479)	(37.0)
Sales and marketing expenses	(1,239,191)	(14.7)	(1,596,763)	(14.2)	(1,747,759)	(249,926)	(14.0)
General and administrative expenses	(937,677)	(11.1)	(913,763)	(8.1)	(709,775)	(101,496)	(5.7)
Research and development expenses	(946,635)	(11.2)	(880,016)	(7.8)	(874,435)	(125,043)	(7.0)
Provision for credit solutions	(234,599)	(2.8)	(296,528)	(2.6)	(445,351)	(63,684)	(3.6)
Total operating expenses	(7,477,118)	(88.6)	(8,787,628)	(78.1)	(8,396,116)	(1,200,628)	(67.3)

Other operating income	38,388	0.5	23,970	0.2	52,455	7,501	0.4
Income from operations	997,429	11.9	2,474,980	22.1	4,146,198	592,899	33.1

Other income (expense):
Interest income	1,141,861	13.5	1,073,434	9.6	954,082	136,432	7.6
Foreign exchange (loss) gain	(2,149)	(0.0)	8,004	0.1	(17,344)	(2,480)	(0.1)
Investment income	55,621	0.7	54,785	0.5	94,717	13,544	0.8
Unrealized gains (losses) from fair value changes of investments	12,938	0.2	(20,904)	(0.2)	116,162	16,611	0.9
Other income, net	130,264	1.5	128,152	1.1	109,232	15,620	0.9
Impairment loss	—	—	(352,742)	(3.1)	—	—	—
Share of loss in equity method investees	(2,067)	(0.0)	(2,861)	(0.0)	(14,814)	(2,118)	(0.1)
Total other income	1,336,468	15.9	887,868	8.0	1,242,035	177,609	10.0

Net income before income tax	2,333,897	27.8	3,362,848	30.1	5,388,233	770,508	43.1

Income tax expense	(106,804)	(1.3)	(239,411)	(2.1)	(929,157)	(132,868)	(7.4)
Net income	2,227,093	26.5	3,123,437	28.0	4,459,076	637,640	35.7

Year Ended December 31, 2025 Compared To Year Ended December 31, 2024

Revenues

The Group recorded revenues of RMB11,238.6 million and RMB12,489.9 million (US$1,786.0 million) in 2024 and 2025, respectively. VAT is included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that the Group is the primary obligor of the VAT in the PRC. RMB5,097.7 million and RMB4,671.4 million (US$668.0 million) of the Group’s revenues were attributable to VAT in 2024 and 2025, respectively, which were primarily related to VAT charged for freight brokerage service, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which the consolidated affiliates act as agents) and the platform service fees earned by the Group.

Revenues from freight matching services increased by 11.0% from RMB9,455.1 million in 2024 to RMB10,496.8 million (US$ 1,501.0 million) in 2025 due to the rapid increase in transaction service revenues, partially offset by a decrease in freight brokerage service revenues.

•

Revenue from freight brokerage service decreased by 11.2% from RMB4,727.0 million in 2024 to RMB4,199.4 million (US$600.5 million) in 2025, primarily driven by a decrease in transaction volume, partially offset by an increase in service fee rate.

•

Revenue from freight listing service(1) increased by 11.4% from RMB879.5 million in 2024 to RMB980.2 million (US$140.2 million) in 2025, primarily attributable to the growing number of total paying members.

•

Revenue from transaction service(1) increased by 38.2% from RMB3,848.7 million in 2024 to RMB5,317.2 million (US$760.4 million) in 2025, primarily driven by increases in order volume, penetration rate and per-order transaction service fee.

Revenues from value-added services increased by 11.8% from RMB1,783.5 million in 2024 to RMB1,993.1 million (US$285.0 million) in 2025, attributable to an increase in credit solutions revenues and the inclusion of Giga.AI’s revenues.

•

Revenues from credit solutions increased by 9.9% from RMB1,341.4 million in 2024 to RMB1,474.4 million (US$210.8 million) in 2025, primarily due to an increase in the amount of loans funded and facilitated by the Group to address the market demand.

•

Revenues from other value-added services(1) increased by 17.3% from RMB442.1 million in 2024 to RMB518.7 million (US$74.2 million) in 2025, primarily due to our ability to provide diversified value added services and the inclusion of Giga.AI’s revenues.

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

Cost of Revenues

The Group’s cost of revenues decreased by 9.4% from RMB5,100.6 million in 2024 to RMB4,618.8 million (US$660.5 million) in 2025. The decrease was primarily due decreases in VAT, related tax surcharges and other tax costs, net of grants from government authorities.

VAT, related tax surcharges and other tax costs, net of grants from government authorities decreased by 14.0% from RMB4,584.4 million in 2024 to RMB3,944.7 million (US$564.1 million) in 2025, primarily due to a decrease in tax costs net of government grants related to the Group’s freight brokerage service.

Payroll and related expenses for employees increased by 19.6% from RMB208.0 million in 2024 to RMB248.8 million (US$35.6 million) in 2025, primarily attributable to an increase in salary and benefits expenses as a result of an increase in the customer service and operation headcount in order to improve our customers’ experience.

Technology service fee increased by 12.4% from RMB209.8 million in 2024 to RMB235.7 million (US$33.7 million) in 2025, primarily attributable to expanded business operations which necessitated enhanced technology service capabilities to support scaling demands.

Commission fee paid to third-party payment platform increased by 6.0% from RMB83.7 million in 2024 to RMB88.7 million (US$12.7 million) in 2025, primarily attributable to a decrease in fee rebate from third-party payment platforms, partially offset by lower average commission fee rates and a decrease in user transaction volume through the fee-charging channels on the FTA platform.

Sales and Marketing Expenses

The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Sales and marketing expenses	1,596,763	14.2	1,747,759	249,926	14.0
Share-based compensation expense included in sales and marketing expenses	50,109	0.4	55,250	7,901	0.4

The Group’s sales and marketing expenses increased by 9.5% from RMB1,596.8 million in 2024 to RMB1,747.8 million (US$249.9 million) in 2025, and the Group’s sales and marketing expenses as a percentage of its net revenues decreased from 14.2% to 14.0% during the same period. The increase in absolute amount was primarily due to further investments in fostering the user ecosystem and protecting user rights and interests as well as an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses

The table below sets forth general and administrative expenses, as well as share-based compensation expenses in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
General and administrative expenses	913,763	8.1	709,775	101,496	5.7
Share-based compensation expense included in general and administrative expenses	348,400	3.1	139,824	19,995	1.1

The Group’s general and administrative expenses decreased by 22.3% from RMB913.8 million in 2024 to RMB709.8 million (US$101.5 million) in 2025, and the Group’s general and administrative expenses as a percentage of its net revenues decreased from 8.1% to 5.7% during the same period. The decrease in absolute amount was primarily due to lower share-based compensation expenses.

Research and Development Expenses

The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of the Group’s revenues.

	For the Years Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Research and development expenses	880,016	7.8	874,435	125,043	7.0
Share-based compensation expense included in research and development expenses	87,012	0.8	73,816	10,556	0.6

The Group’s research and development expenses decreased by 0.6% from RMB880.0 million in 2024 to RMB874.4 million (US$125.0 million) in 2025, primarily due to lower salary and benefits expenses, partially offset by the inclusion of Giga.AI’s research and development costs. The Group’s research and development expenses as a percentage of its net revenues decreased from 7.8% to 7.0% during the same period.

Provision for Credit Solutions

The Group’s provision for credit solutions increased by 50.2% from RMB296.5 million in 2024 to RMB445.4 million (US$63.7 million) in 2025 due to an increase in loan volume and elevated credit risk exposure.

Other Operating Income

The Group’s other operating income increased by 118.8% from RMB24.0 million in 2024 to RMB52.5 million (US$7.5 million) in 2025, primarily attributable to an increase in subsidies received from local governments.

Interest Income

The Group recognized interest income of RMB954.1 million (US$136.4 million) in 2025, as compared to RMB1,073.4 million in 2024, primarily due to a decrease in interest rate yields on the Group’s U.S. dollar-denominated cash holdings outside the PRC.

Investment Income

The Group recognized investment income of RMB54.8 million and RMB94.7 in 2025 (US$13.5 million) in 2024 and 2025, respectively, which was primarily related to the maturity of the Group’s short-term investments.

Unrealized (Losses) Gains from Fair Value Changes of Investments

The Group recognized gains from fair value changes of investments of RMB116.2 million (US$16.6 million) in 2025, as compared to losses of RMB20.9 million in 2024. The gains in 2025 were primarily driven by the fair value changes in the Group’s investments.

Other Income, Net

The Group recognized other income, net of RMB128.2 million and RMB109.2 million (US$15.6 million) in 2024 and 2025, respectively, primarily attributable to the ADR fee income received from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. The depositary bank may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For details of fees received from the depositary bank, please refer to “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares”.

Impairment loss

The Group recognized impairment loss of RMB352.7 million and nil in 2024 and 2025, respectively, which was primarily related to credit impairment on investments in certain investee that was unable to satisfy the shareholders’ redemption requests due to insufficient funds resulting from operational underperformance.

Income Tax Expense

The Group recognized income tax expense of RMB929.2 million (US$132.9 million) in 2025, as compared to income tax expense of RMB239.4 million in 2024. The increase was primarily attributable to the increased net income before income tax and the expiration of the tax exemption period of the Group’s software enterprises.

Net Income

As a result of the foregoing, net income of the Group increased from RMB3,123.4 million in 2024 to RMB4,459.1 million (US$637.6 million) in 2025.

Year Ended December 31, 2024 Compared To Year Ended December 31, 2023

For a discussion of the Group’s results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 14, 2025.

Non-GAAP Financial Measures

In evaluating the Group’s business, we consider and use non-GAAP adjusted operating income and non-GAAP adjusted net income, each a non-GAAP financial measure, as supplemental measures to review and assess the Group’s operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to acquisitions and (iv) settlement in principle of U.S. securities class action. We define non-GAAP adjusted net income as net income excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to acquisitions, (iv) settlement in principle of U.S. securities class action, which is non-recurring, (v) impairment loss of long-term investment and (vi) tax effects of non-GAAP adjustments.

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

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income and non-GAAP adjusted net income should not be considered in isolation or construed as an alternative to operating income and net income or any other measure of performance or as an indicator of the Group’s operating performance. The Group’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

The following table reconciles the Group’s unaudited non-GAAP adjusted operating income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is income from operations.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Income from operations	997,429	2,474,980	4,146,198	592,899
Add:
Share-based compensation expense	441,827	496,639	281,559	40,264
Amortization of intangible assets resulting from business acquisitions	52,084	52,084	72,022	10,299
Compensation cost incurred in relation to acquisitions	17,124	8,562	—	—
Settlement in principle of U.S. securities class action	71,900	—	—	—

Non-GAAP adjusted operating income	1,580,364	3,032,265	4,499,779	643,462

The following table reconciles the Group’s unaudited non-GAAP adjusted net income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net income	2,227,093	3,123,437	4,459,076	637,640
Add:
Share-based compensation expense	441,827	496,639	281,559	40,264
Amortization of intangible assets resulting from business acquisitions	52,084	52,084	72,022	10,299
Compensation cost incurred in relation to acquisitions	17,124	8,562	—	—
Settlement in principle of U.S. securities class action	71,900	—	—	—
Impairment loss of long-term investment	—	352,742	—	—
Tax effects of non-GAAP adjustments(1)	(13,021)	(13,020)	(18,006)	(2,575)
Non-GAAP adjusted net income	2,797,007	4,020,444	4,794,651	685,628

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares (prior to our initial public offering), issuance of ordinary shares and bank borrowings, which have historically been sufficient to meet the Group’s working capital and capital expenditure requirements. As of December 31, 2025, the Group had cash and cash equivalents of RMB6,066.1 million (US$867.4 million), as compared to cash and cash equivalents of RMB5,810.3 million as of December 31, 2024. The increase was primarily due to cash generated from our operating activities, partially offset by purchase of short-term and long-term time deposits and other investments, cash paid for cash dividends and share repurchase.

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

The following table sets forth a summary of the locations of the Group’s cash and cash equivalents as of December 31, 2025:

As of December 31, 2025
(in thousands)
Cash located outside of the PRC
— in U.S. dollars	US$213,956
— in HK dollars	HK$2,130 (US$274)(1)
— in SGP dollars	S$385 (US$299)(2)
— in RMB	RMB607 (US$87)
Cash located in the PRC
— held by our subsidiaries in U.S. dollars	US$19,381
— held by our subsidiaries in RMB	RMB3,677,277 (US$525,844)
— held by the Group VIEs and their subsidiaries in RMB	RMB744,145 (US$106,411)

(1)

The translations from HK dollars to U.S. dollars were made at a rate of HK$7.7833 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

(2)

The translations from SGP dollars to U.S. dollars were made at a rate of S$1.2859 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

The consolidated affiliates pay a significant amount of VAT to local tax authorities in connection with the freight brokerage service. The consolidated affiliates also receive grants from local government authorities as an incentive for developing the local economy and business. The amount of government grants is determined based on the Group’s agreements with the relevant local government authorities. For further information, see “—Components of Results of Operations—Revenues—Freight Matching Services—Freight Brokerage.”

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,269,646	2,970,125	4,626,880	661,635
Net cash provided by/ (used in) investing activities	553,739	(2,419,636)	(2,717,363)	(388,578)
Net cash used in financing activities	(1,167,002)	(1,519,745)	(1,655,948)	(236,797)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	18,954	23,728	(38,022)	(5,438)

Operating Activities

Net cash provided by operating activities was RMB4,626.9 million (US$661.6 million) in 2025, primarily due to net income of RMB4,459.1 million (US$637.6 million), adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) a decrease in prepayments and other current assets of RMB1,248.0 million (US$178.5 million) primarily due to decreases in interest receivables and government grants receivable relating to the Group’s freight brokerage service and (ii) an increase in income tax payable of RMB85.5 million (US$12.2 million). The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivable of RMB1,084.5 million (US$155.1 million) as the Group funded more loans originated on the FTA platform, (ii) a decrease in other tax payable of RMB420.8 (US$60.2 million) million, (iii) an increase in other non-current assets of RMB218.0 (US$31.2 million) million primarily relating to an increase in long-term interest receivables and (iv) an increase in deferred tax assets of RMB156.7 (US$22.4 million) million. The amount was further adjusted to add back (i) share-based compensation of RMB281.6 million (US$40.3 million), (ii) provision for credit solutions of RMB445.4 million (US$63.7 million) and (iii) depreciation and amortization of RMB100.0 million (US$14.3 million). The amount was partially offset by unrealized gains from fair value changes of investments of RMB116.2 million (US$16.6 million).

Net cash provided by operating activities was RMB2,970.1 million in 2024, primarily due to net income of RMB3,123.4 million, adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) increases in income tax payable and other tax payable of RMB295.1 million, (ii) a decrease in other non-current assets of RMB90.6 million primarily relating to a decrease in long-term interest receivable, and (iii) a decrease in deferred tax assets of RMB56.2 million. The amount was partially offset by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivables of RMB975.1 million as the Group funded more loans originated on the FTA platform, (ii) a decrease in accrued expenses and other current liabilities of RMB605.2 million primarily due to a decrease in refundable prepayments from shippers and truckers for future shipping arrangements using the Group’s freight brokerage service and value-added services, and (iii) an increase in prepayments and other current assets of RMB252.8 million primarily due to increases in interest receivables and VAT recoverable, partially offset by a decrease in government grants receivable relating to the Group’s freight brokerage service. The amount was further adjusted to add back (i) share-based compensation of RMB496.6 million , (ii) impairment loss of RMB352.7 million primarily relating to credit impairment on the Group’s investments in certain investee that could not meet the shareholders’ redemption requests due to insufficient funds resulting from operational underperformance, (iii) provision for loans receivable of RMB296.5 million and (iv) depreciation and amortization of RMB77.9 million.

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

Investing Activities

Net cash used in investing activities was RMB2,717.4 million (US$388.6 million) in 2025, primarily attributable to (i) cash paid for long-term time deposits and other investments of RMB11,568.0 million (US$1,654.2 million), which were primarily long-term time deposits, wealth management products and convertible note issued by related parties, (ii) cash paid for investment in equity investees and non-controlling interests of RMB183.8 million (US$26.3 million) and (iii) purchases of property and equipment and intangible assets of RMB129.7 million (US$18.5 million), partially offset by (i) net cash of RMB9,013.6 million (US$1,288.9 million) generated from maturity of short-term investments after deducting the cash paid for short-term investments and (ii) net cash generated from acquisition of subsidiaries of RMB150.5 million (US$21.5 million).

Net cash used in investing activities was RMB2,419.6 million in 2024, primarily attributable to (i) cash paid for long-term investments of RMB12,362.9 million , which were primarily long-term time deposits, wealth management products and convertible note issued by related parties, partially offset by net cash of RMB10,017.5 million generated from maturity of short-term investments after deducting the cash paid for short-term investments, and (ii) purchases of property and equipment, land use rights and intangible assets of RMB75.0 million.

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

Financing Activities

Net cash used in financing activities was RMB1,655.9 million (US$236.8 million) in 2025, primarily attributable to (i) cash dividend of RMB1,425.1 million (US$203.8 million), and (ii) cash paid relating to repurchase of ordinary shares and unvested options of RMB420.3 million (US$60.1 million), partially offset by (i) proceeds prepaid by equity investors of certain subsidiaries of RMB59.0 million (US$8.4 million), and (ii) capital contribution from redeemable non-controlling interests of RMB130.5 million (US$18.7 million).

Net cash used in financing activities was RMB1,519.7 million in 2024, primarily attributable to (i) cash dividend of RMB1,064.2 million , and (ii) cash paid for repurchase of ordinary shares of RMB575.3 million , partially offset by (i) proceeds prepaid by equity investors of a subsidiary of RMB100.0 million , and (ii) capital contribution from redeemable non-controlling interests of RMB19.7 million.

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

Capital Expenditures

The Group made capital expenditures of RMB100.3 million, RMB75.0 million and RMB129.7 million (US$18.5 million) in the years ended December 31, 2023, 2024 and 2025, respectively. The Group’s capital expenditures were mainly used for purchases of property and equipment. The Group will continue to make capital expenditures to meet the expected growth of its business.

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

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB296.2 million and RMB200.1 million (US$28.6 million) as of December 31, 2024 and 2025, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Except as disclosed above, as of December 31, 2023, 2024 and 2025, respectively, the Group did not have any material contingent liabilities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by period
	Total		Less than 1 Year	1 – 2 Years	2 – 3 Years	More than 3 Years
	RMB	US$	RMB

	(in thousands)
Operating lease liabilities	36,031	5,152	34,499	1,532	—	—

Total	36,031	5,152	34,499	1,532	—	—

Operating lease liabilities represent the Group’s obligations for leasing offices, substantially all of which are located in PRC.

The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB200.1 million (US$28.6 million) as of December 31, 2025. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

The Group provides financial guarantees for loans that it facilitates for certain institutional funding partners to shippers and truckers on the FTA platform. The Group is obligated to compensate the institutional funding partners for the principal and interest payment in the event of the borrowers’ default. As of December 31, 2025, the amount of guarantee liabilities in relation to such arrangements was immaterial, and the maximum potential undiscounted future payment the Group would be required to make was RMB359.1 million (US$51.4 million).

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

Material Related Party Transactions

The Group enters into transactions with its related parties from time to time. For more details about the Group’s related party transactions during 2023, 2024 and 2025, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” The Group’s transactions with related parties during 2023, 2024 and 2025 were conducted on an arm’s length basis, and they did not distort the Group’s results of operations or make the Group’s historical results not reflective of its future performance.

Holding Company Structure

Full Truck Alliance Co. Ltd., our holding company, has no material operations of its own other than holding investments in certain of our equity investees. The Group conducts its operations primarily through (i) the Group VIEs and their subsidiaries in China and (ii) our subsidiaries in China. As a result, Full Truck Alliance Co. Ltd.’s ability to pay dividends may depend upon dividends paid by our PRC subsidiaries to certain extent. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. In 2025, certain of our PRC subsidiaries distributed cash dividend of RMB0.8 billion (US$0.1 billion) to Lucky Logistics Information Limited. The dividend was reinvested in operations of the PRC subsidiary for the development and growth of the business.

Recent Accounting Pronouncements

Please refer to Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development

The Group’s research and development efforts primarily focus on improving the user-friendliness of its existing services and solutions, designing new services and solutions for platform users, and optimizing and enhancing its technological infrastructure. The Group incurred RMB946.6 million, RMB880.0 million and RMB874.4 million (US$125.0 million) of research and development expenses in the years ended December 31, 2023, 2024 and 2025, respectively, accounting for 11.2%, 7.8 % and 7.0% of the Group’s revenue during the same periods, respectively.

The Group’s talented research and development team and robust cloud-based technological infrastructure enable it to continuously introduce new innovations and deliver high quality user experience. As of December 31, 2025, the Group’s research and development team consisted of 1,264 members. The Group’s research and development team includes big data engineers that maintain the Group’s database and develop its data technology, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of the FTA platform, platform development engineers that develop and implement products and services on the FTA platform, as well as engineers to develop autonomous driving technology.

D. Trend Information

Please refer to “—A. Operating Results” for a discussion of the most recent trends in the Group’s services, sales and marketing by the end of 2025. In addition, please refer to discussions included in such item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on the Group’s revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of the Group’s future operating results or financial condition.

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

Allowance for loans receivable

We recognize an allowance for loans receivable based on estimate of the expected credit losses over the contractual term of these loans. Allowances for loans receivable are driven by estimated default rate of respective underlying loans. We estimate the default rate based on historical net default rate of loans on a pool basis grouped by vintage of origination with similar risk profiles and forward-looking information (FLI), including internal and external correlation factors, such as CPI, money supply and delinquent loan collection rate are identified based on regular review of historical data and updated on a timely basis once we become aware of any new patterns. Future trend of the abovementioned correlation factors are then fed into our model to predict default rate for each loan portfolios. For external factors, we use projections commonly used within the industry. For internal factors, we make projections based on historical data adjusted by our current risk and business strategies which we think could have potential impacts into the future periods. As of December 31, 2025, allowance for loans receivable is RMB376.7 million (US$53.9 million). A 10% point increase or decrease in FLI, driven by the abovementioned correlation factors, would lead to a corresponding increase or decrease in the allowance for loans receivable of RMB18.1 million (US$2.6 million) and RMB34.5 million (US$4.9 million), respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Peter Hui Zhang	47	Founder, Chairman, Chief Executive Officer and Director
Langbo Guo	54	President and Director
Guizhen Ma	44	Director
Richard Weidong Ji	58	Director
Shanshan Guo	46	Independent Director
Jennifer Xinzhe Li	58	Independent Director
Simon Chong Cai	43	Chief Financing and Investment Officer
Kai Shen	45	Chief Public Affairs and Risk Officer

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

Langbo Guo has served as our president and director since May 2023. He is in charge of financial, tax, cash planning and management, strategic planning and operational analysis. He was our chief strategy officer from March 2018 to May 2023. Prior to joining our Company, he served as a senior director of the operations and planning division of Baidu, Inc., a technology company listed on the NASDAQ (ticker symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888), from November 2011 to February 2018. Mr. Guo received his bachelor’s degree in material engineering from Shanghai Jiao Tong University in the PRC in July 1993.

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

Richard Weidong Ji has served as our director since April 2021. Since May 2013, Mr. Ji has served as an independent director and a member of the audit committee of JOYY Inc., a company operating a video-based social medial platform and listed on the NASDAQ (ticker symbol: JOYY). He has served at All-Stars Investment Limited, a company offering investment services, since April 2014, where he is the co-founder and managing partner. From March 2005 to June 2013, he served at Morgan Stanley Asia Limited with his last position as a managing director in the research division in Hong Kong. Mr. Ji received his bachelor’s degree in science from Fudan University in the PRC in July 1990, his doctoral degree in science from Harvard University in the U.S. in November 1996 and his master’s degree in business administration (MBA) from the Wharton School of Business at the University of Pennsylvania in the U.S. in May 2003.

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

Simon Chong Cai has served as our chief financing and investment officer in charge of financing, investment and investor relations since May 2025. He was our chief financial officer from 2020 to May 2025. Mr. Cai currently holds various positions in other members of our Company, including director, general manager and legal representative. Previously, he was the chief financial officer of Yunmanman from 2017 to 2020. Prior to joining our Company, Mr. Cai spent over 12 years in investment banking roles. He served at Nomura International (Hong Kong) Limited from May 2014 to June 2017 with his last position as an executive director at the investment banking division, and a vice president at Lazard Business Consulting (Beijing) Co., Ltd. from 2013 to 2014. Prior to that, Mr. Cai worked at Citigroup Global Markets Asia Limited from 2007 to 2013 with his corporate title as a vice president at the Asia investment banking (industries) division. Earlier, he worked at the investment banking division of Morgan Stanley Asia Limited as an analyst from 2006 to 2007 and HSBC Markets (Asia) Limited as an analyst from 2004 to 2006. Mr. Cai received his bachelor’s degree in mechanical engineering from Tsinghua University in the PRC in July 2004.

Kai Shen has served as our chief public affairs and risk officer since April 2025, and is in charge of corporate risk management framework, legal compliance matters, and government public relations strategy. Mr. Shen previously served as our chief risk officer and general counsel since October 2019. Prior to joining our Company, Mr. Shen served at Alibaba Group from February 2011 to October 2019 with his last position as a senior legal director. Since May 2017, he has served as an arbitrator of China International Economic and Trade Arbitration Commission. Mr. Shen received his bachelor’s degree in law from Hunan University in the PRC in June 2003 and master’s degree in project management from Zhejiang University in the PRC in September 2014.

B. Compensation

In 2025, the Group paid aggregate cash compensation of approximately RMB23.2 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

In May 2025, we repurchased a total of 60,728,727 ordinary shares that correspond to part of the vested share-based awards previously granted to certain of our executive officers for an aggregate consideration of US$37,499,988.92 in privately negotiated transactions. For more information, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—Transactions with Certain Executive Officers” and “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

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

We have set up an employee incentive plan trust with Futu Trustee Limited as the trustee and Master Quality Group Limited as the nominee of the trustee. Master Quality Group Limited holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. As of March 31, 2026, Master Quality Group Limited held 17,513,175 Class A ordinary shares and 10,099,060 Class A ordinary shares represented by ADSs. Upon satisfaction of applicable vesting conditions, Class A ordinary shares held by Master Quality Group Limited may be transferred to the relevant participants. Pursuant to the trust deed, neither the trustee nor the nominee may exercise the voting rights associated with the shares held by the nominee.

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

Award Grants

As of March 31, 2026, options to purchase 16,723,795 Class A ordinary shares were granted and outstanding under the 2018 Plan. We did not grant any options to our directors and executive officers under the 2018 Plan for the year ended December 31, 2025.

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

Award Grants

We granted options to certain employees under the 2021 Plan. As of March 31, 2026, options to purchase 247,514,687 Class A ordinary shares were granted and outstanding under the 2021 Plan. The table below summarizes options granted to our directors and executive officers under the 2021 Plan for the year ended December 31, 2025.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2026 with respect to the beneficial ownership of our ordinary shares by:

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

The total number of ordinary shares issued and outstanding as of March 31, 2026 was 20,750,886,585, comprising 18,650,204,304 Class A ordinary shares and 2,100,682,281 Class B ordinary shares. The total number of free float shares as of March 31, 2026 was 16,483,652,000.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares†	% of voting power††
Directors and Executive Officers**:
Peter Hui Zhang(1)	17	2,100,682,281	10.1%	77.2%
Langbo Guo	*	—	*	*
Guizhen Ma	*	—	*	*
Richard Weidong Ji(2)	493,430,380	—	2.4%	0.6%
Shanshan Guo	—	—	—	—
Jennifer Xinzhe Li	*	—	*	*
Simon Chong Cai	*	—	*	*
Kai Shen	*	—	*	*
All directors and executive officers as a Group	590,225,797	2,100,682,281	13.0%	77.9%
Principal Shareholders:
SVF entities(3)	1,386,022,769	—	6.7%	1.7%
Full Load Logistics(1)	17	2,100,682,281	10.1%	77.2%
First Beijing Investment Ltd(4)	1,532,331,360	—	7.4%	1.9%
FIL Limited(5)	1,266,827,600	—	6.1%	1.6%
Invesco Ltd.(6)	1,084,466,979	—	5.2%	1.3%

*	Less than 1% of our total outstanding shares.

**

The business addresses for our directors and executive officers are 6 Keji Road, Huaxi District, Guiyang, Guizhou 550025, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2026, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2026.

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

(1)

The number of ordinary shares beneficially owned is as of March 31, 2026, and consists of (i) 2,100,628,281 Class B ordinary shares held by Full Load Logistics and (ii) 17 of the Class A ordinary shares held by Master Quality Group Limited, which Mr. Peter Hui Zhang has dispositive power over. Full Load Logistics is a limited liability company incorporated in the British Virgin Islands with registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, VG1110. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang. Master Quality Group Limited is the nominee of an employee incentive plan trust and holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals.

(2)

The number of ordinary shares beneficially owned is as of March 31, 2026, and consists of (i) 2,427,594 ADSs held by All-Stars SP VI Limited, (ii) 68,045,540 Class A ordinary shares held by All-Stars SP VIII Limited, (iii) 234,187,020 Class A ordinary shares held by All-Stars PESP II Limited, (iv) 47,871,460 Class A ordinary shares held by PESP VIII Limited, (v) 34,821,060 Class A ordinary shares held by All-Stars PEIISP IV Limited, (vi) 421,316 ADSs held by All-Stars Investment Master Fund and (vii) 2,576,355 ADSs held by Mr. Richard Weidong Ji.

Each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, PESP VIII Limited and All-Stars PEIISP IV Limited is a limited liability company incorporated in the British Virgin Islands with registered office at 171 Main Street, PO Box 92, Road Town, Tortola, British Virgin Islands, VG 1110. All-Stars Investment Master Fund is a limited liability company incorporated in the Cayman Islands with registered office at One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. Mr. Richard Weidong Ji is one of the directors of each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, and All-Stars Investment Master Fund and shares the voting and investment powers over the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited and All-Stars Investment Master Fund Mr. Ji is a director of All-Stars General Partners I Limited, which serves as a director of PESP VIII Limited, and shares the voting and investment powers over the shares held by PESP VIII Limited. Mr. Ji is also a director of All-Stars General Partners II Limited, which serves as a director of PEIISP IV Limited, and shares the voting and investment powers over the shares held by PEIISP IV Limited. Mr. Ji may therefore be deemed to be the beneficial owner of the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, PESP VIII Limited, All-Stars PEIISP IV Limited and All-Stars Investment Master Fund.

(3)

The number of ordinary shares beneficially owned is as of September 30, 2025, as reported in the Amendment No. 7 to the Schedule 13G filed jointly by the Softbank funds on November 14, 2025, and consists of (i) 1,183,520,529 Class A Ordinary Shares and (ii) 202,502,240 Class A Ordinary Shares represented by 10,125,112 ADSs held by SVF Truck (Singapore) Pte. Ltd. (“SVF Truck”) as record holder.

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

(4)

The number of ordinary shares beneficially owned is as of December 31, 2025, as reported in the Amendment No. 2 to the Schedule 13G filed by First Beijing Investment Ltd (“First Beijing”) on February 17, 2026, and consists of 1,532,331,360 Class A Ordinary Shares represented by 76,616,568 ADSs held by First Beijing as record holder. The address of First Beijing is 16th Floor, On Building, 162 Queens Road, Central, Hong Kong.

(5)

The number of ordinary shares beneficially owned is as of September 30, 2025, as reported in the Amendment No. 1 to the Schedule 13G filed by FIL Limited (“FIL”) on November 5, 2025, and consists of 1,266,827,600 Class A Ordinary Shares held by FIL as record holder.

Pandanus Partners, L.P. (“Pandanus”) owns shares of FIL stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. (“PAI”) acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL’s Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported on the Schedule 13G. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

(6)

The number of ordinary shares beneficially owned is as of September 30, 2025, as reported in the Schedule 13G filed by Invesco Ltd. on November 6, 2025, and consists of 1,084,466,979 Class A Ordinary Shares held by Invesco Ltd. as record holder. Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own the shares which are held of record by clients of Invesco Ltd. The address of Invesco Ltd. is 1331 Spring Street NE, Suite 2500, Atlanta, GA 30309.

As of March 31, 2026, a total of 16,622,290,176 Class A ordinary shares were held by six record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

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

In the year ended December 31, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with JYBD

Jiayibingding (Beijing) E-commerce Co., Ltd., or JYBD, is an equity investee of our Company. The consideration payable for our equity investment in JYBD had been fully paid. The Group had revenue from JYBD in the amount of RMB0.1 million, nil and nil in 2023, 2024 and 2025, respectively. The revenue in 2023 was generated from lead-generation service provided to JYBD.

Transactions with Certain Executive Officers

On May 19, 2025, we repurchased a total of 60,728,727 ordinary shares from certain of our executive officers for an aggregate consideration of US$37,499,988.92 in privately negotiated transactions. The repurchased shares correspond to part of the vested share-based awards previously granted to these executive officers. The repurchase price was set at US$0.6175 per ordinary share, which was determined by dividing US$12.35, the closing price of our ADSs on May 16, 2025, by 20, which is the ratio of our Class A ordinary shares to ADSs. We cancelled all of the repurchased shares in accordance with applicable rules and regulations.

The above share repurchases were conducted pursuant to resolutions of our board of directors, which authorized us to repurchase ordinary shares corresponding to vested share-based awards granted under our share incentive plans. Such repurchases were not conducted, and therefore will not reduce the amount of ADSs and/or ordinary shares that we may repurchase, under our existing share repurchase program as described in “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.” Such repurchases were intended to enable the executive officers to realize the benefits from some of their vested share-based awards through privately negotiated transactions as opposed to reselling such shares in the open market. Among these executive officers, Mr. Peter Hui Zhang used all net proceeds from our repurchase of his vested shares for his investment in the preferred shares of Giga.AI. The repurchases were funded from our existing cash reserves.

Plus Restructuring

In July 2023, PlusAI Corp, a technology company devoted to the development of commercial vehicle autonomous driving technology and an equity investee of our Company, conducted a restructuring to split its PRC and U.S. teams under two separate entities, Plus PRC Holding Ltd (now known as Giga.AI) and Plus Automation, Inc. Through a series of restructuring transactions, our Company received preferred shares of each of these two entities in exchange for cancellation of the preferred shares of PlusAI Corp held by our Company.

In February 2024, our Company, Giga.AI and its affiliates entered into a loan agreement, pursuant to which our Company agreed to make available to Giga.AI a loan in the principal amount of US$3,500,000 in one lump sum. The loan has an interest rate of 12% per annum and an original term of two months, which was further extended to four months. In April 2024, an additional loan agreement was entered by the same parties. The principal amount of the loan is US$1,500,000 with a term of two months and the interest rate is 12% per annum. Both loans were fully paid by Giga.AI in May 2024. In May 2024, our Company purchased convertible notes with a principal amount of US$20 million issued by Giga.AI (the “Notes”). In January 2025, our Company purchased additional Notes in the amount of US$16 million. The Notes shall accrue at an interest rate of 12% per annum, compounded annually from the date of issuance. The Notes are convertible into preferred shares of Giga.AI at a predetermined conversion price under certain stipulated conversion scenarios. Unless converted into conversion shares, the principal and accrued interest of the Notes shall be due and payable on May 12, 2026.

In July 2025, we made an additional investment in preferred shares issued by Giga.AI with a cash consideration of US$85 million. Meanwhile, we elected to convert our convertible notes on the same date into preferred shares of Giga.AI with the amount of US$40 million, which represents total unpaid principal and unpaid accrued interest of the convertible notes at the conversion date. Upon completion of such transaction, we held 69.9% equity interest on an as-if converted basis and 76.1% voting rights in Giga.AI., and with the amendment to the memorandum and articles of association of Giga.AI that allowed our Company to control the board of Giga.AI, we consolidated the financial results of Giga.AI into our consolidated financial statements.

In September 2025, we purchased additional preferred shares of Giga.AI from Plus Automation, Inc. at a consideration of US$20 million. After completion of the purchase transaction, we held 80.8% equity interest on an as-if converted basis and 80.8% voting rights in Giga.AI, and our control over Giga.AI has not changed. As of December 31, 2025, We had paid US$18 million to Plus Automation, Inc., with the remaining consideration of RMB14,058 recorded in amounts due to related parties.

As of December 31, 2025, our Company also held 17.2% equity interest in Plus Automation, Inc. on a fully diluted basis and each preferred share held by us was entitled to one-fourth of one vote.

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

Upon review of our results of operations, business development plan, capital requirements, and cash position, our board of directors approved a semi-annual cash dividend policy in March 2025, pursuant to which the board intends to declare and distribute a cash dividend semi-annually starting from 2025. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the board based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the board. The board has also approved a semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per ADS, which was paid on or around April 18, 2025, to holders of record of our ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend was approximately US$100 million. In August 2025, the board approved a semi-annual cash dividend for the second half of 2025 in the amount of US$0.0048 per ordinary share, or US$0.0960 per ADS, which was paid on or around October 27, 2025, to holders of record of the Company’s ordinary shares at the close of business on October 13, 2025. The aggregate amount of the dividend was approximately US$100 million.

In January 2026, we announced that, in order to carry out our long-term commitment to returning value to shareholders, our board of directors approved a long-term shareholder return plan (the “Plan”), pursuant to which we will distribute no less than 50% of our non-GAAP adjusted net income of the preceding fiscal year through dividends and/or share repurchases each year. The implementation of the Plan and the specifics of the dividends and/or share repurchases are subject to the approval by the board. The board will review the Plan on an ongoing basis, and may adjust the Plan based on its evaluation of our financial performance, business plan and other relevant factors. To implement the Plan, the board also approved that we will return a total of US$400 million to our shareholders in fiscal year 2026, with at least US$300 million distributed through quarterly dividends and the remainder via share repurchases from open markets. We will make announcements of the details of quarterly dividends and share repurchase program after approval by the board.

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

As discussed below under “—Passive Foreign Investment Company,” we believe there is a risk that we were classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2025. In addition, we may be classified as a PFIC for the current and future taxable years. Accordingly, United States Holders are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with their tax advisors regarding the tax consequences to them if we are classified as a PFIC in any taxable year.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision or (ii) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE), but not our Class A ordinary shares, are readily tradable on an established securities market in the United States. Therefore, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced rates of taxation. In addition, dividends received from us by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “—Passive Foreign Investment Company,” we believe that there is a risk that we were a PFIC for 2025. In addition, we may be classified as a PFIC for the current and future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a preferential rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and other assets readily convertible into cash are generally treated as assets that produce or are held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), there would be an increased risk that we are a PFIC (as discussed below).

Based on the composition of the Group’s income and assets and the value of its assets, including goodwill (which we have determined based on the trading price of our ADSs), we believe there is a risk that we were a PFIC for 2025. However, our PFIC status for 2025 is not entirely clear and you are urged to consult your own tax advisors in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in the Group’s asset or income composition or changes in the value of the Group’s assets. The composition of the Group’s assets and income may be affected by how, and how quickly, the Group uses the cash and liquid assets that it currently holds. In addition, fluctuations in the trading price of our ADSs (which may be volatile) may affect the value of the Group’s goodwill, and therefore may affect our PFIC status. The ultimate determination of our PFIC status for any year cannot be made until the end of that year and will depend, in part, on the trading price of our ADSs for the relevant quarterly testing dates. Therefore, there can be no assurance that we will not be a PFIC for 2026 or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be eligible for a foreign tax credit for any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

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

Foreign Exchange Risk

Our Company uses Renminbi as its reporting currency. All of the Group’s revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our Company and our subsidiary in Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income. Due to foreign currency translation adjustments, the Group had foreign exchange loss of RMB2.1 million in 2023, foreign exchange gain of RMB8.0 million in 2024, and foreign exchange loss of RMB17.3 million (US$2.5 million) in 2025.

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

As of December 31, 2025, the Group had Renminbi-denominated cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB11,068 million, and U.S. dollar-denominated cash, cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of US$2,902 million. Assuming the Group had converted RMB11,068 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, its U.S. dollar cash balance would have been US$4,485 million. If the RMB had depreciated by 10% against the U.S. dollar, its U.S. dollar cash balance would have been US$4,326 million instead. Assuming the Group had converted US$2,902 million into RMB at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, its RMB cash balance would have been RMB31,362 million. If the RMB had depreciated by 10% against the U.S. dollar, its RMB cash balance would have been RMB33,617 million instead.

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

Inflation

Since our inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2024 and 2025 were an increase of 0.1% and 0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation or potential deflation in the future.

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

Payments by Depositary

In 2025, we received US$13.4 million after deduction of applicable U.S. withholding tax of US$5.8 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program, for reimbursement of investor relations expenses and other program related expenses.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

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

As of December 31, 2025, we had not used any of the net proceeds received from the IPO.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our president (who serves as our principal financial and accounting officer), of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2025, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Jennifer Xinzhe Li, who is an independent director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to our directors, employees, advisors and officers, including our Chief Executive Officer and President (who serves as our principal financial and accounting officer). No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our F-1 registration statement (File No. 333-256564), as amended, initially filed with the SEC on May 27, 2021, and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at ir.fulltruckalliance.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113) has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2025, for which audited financial statements appear in this annual report.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, for the years indicated.

	For the Year Ended December 31,
	2024	2025
	(In thousands of US dollars)
Audit Fees (1)	2,377	2,445
Audit-Related Fees (2)	—	40
Tax Fees (3)	16	43
All Other Fees (4)	—	11

Total	2,393	2,539

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
(4)
“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under “audit Fees,” “Audit-Related Fees” and “Tax Fees.”

Pre-Approval
Policies and Procedures
Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve
all audit and
non-audit
services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.

1
81

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from January 1, 2025 to December 31, 2025:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
July 2025	3,100	10.94	3,100	199,966,077
August 2025	217,895	10.90	217,895	197,592,008

(1)	Each ADS represents 20 Class A ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

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

In May 2025, we repurchased a total of 60,728,727 ordinary shares that correspond to part of the vested share-based awards previously granted to certain of our executive officers for an aggregate consideration of US$37,499,988.92 in privately negotiated transactions. For more information, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—Transactions with Certain Executive Officers.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 20 ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

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
Risk Management and Strategy
The Group has adopted a comprehensive risk management system to manage various risks that it faces, including financial risks, operational risks, compliance risks, public opinion risks, risks associated with stability of information technology systems, cybersecurity risks and supplier management risks. Cybersecurity risk management is a core component of the Group’s overall risk management framework
. The Group has established an array of risk management procedures to identify, assess and manage such risks, including risk identification, risk assessment, risk control and risk monitoring. The Group has also implemented procedural design, evaluation mechanism as well as risk grading and liability assessment mechanism to enhance its risk management. Set forth below are measures that the Group undertakes to manage cybersecurity risks.
Cybersecurity Safeguard Committee
The Group has formed a Cybersecurity
Safeguard Committee
, which is led by its management and comprised of personnel from its legal department, internal audit, cybersecurity department and various business departments, to carry out cybersecurity risk management. The cybersecurity department is an independent department under the Group’s platform business division dedicated to managing cybersecurity risks. The cybersecurity department is composed of different working groups specialized in network security, terminal security, data security, privacy compliance, security development and security operation.
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

•
Identification: The Group has adopted various safety measures to ensure timely discovery of and response to cyberattacks, including real-time traffic log monitoring, host-based vulnerability scanning, privilege escalation checks, baseline detection, host-based intrusion detection systems (HIDS), firewalls (FW), Web Application Firewall (WAF), Anti-DDoS, bastion hosts, log auditing, Security Operations Center (SOC) awareness and API interface checks.

1
84

•
Assessment: The Group has formulated the FTA Data Security Risk Assessment Guide and related procedures that utilize scientific measures to systematically analyze the cybersecurity risks faced by the Group and propose effective measures to prevent, control and address such risks so as to maximize cybersecurity protection.

•	Contingency: The Group has also adopted the following internal policies and procedures to manage cybersecurity incidents:

•
FTA Security Vulnerability and Compliance Risk Management Standards, which set out procedures to handle cybersecurity vulnerabilities, emergency situations and security compliance risks in a timely, accurate, and compliant manner, in order to mitigate potential harm.

•
FTA Information Security Incident Management Procedures and FTA Information Security Emergency Response Policies, which set out the reporting, reaction and handling mechanism for cybersecurity incidents in order to minimize losses caused by cybersecurity incidents and reinforce business continuity
.

•	FTA Backup and Recovery Management Procedures, which require regular data backup and recovery drills to ensure the continuity of business operations in cases of significant disasters or accidents .
Technical Measures
The Group has implemented various technical measures, such as real-time traffic log monitoring, host-based vulnerability scanning, transmission encryption and authentication, and FW, in order to timely identify and address cybersecurity threats and protect the security, availability, processing integrity, confidentiality and privacy of its information technology systems and data stored in its systems. For more details on the Group’s data protection measures, see “Item 4. Information on the Company—B. Business Overview—Personal Data and Privacy.”
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
In addition, to comply with the requirements under the Cybersecurity Law and Data Security Law and enhance the security of the Group’s information technology systems, it has engaged third-party agencies to perform classifications, filings, assessments and rectifications for hierarchical cybersecurity protection on a periodic basis. The Group obtained the
Two-Star
Recognition of Personal Information Protection Impact Assessment from the China Academy of Information and Communications Technology and Certificate for Classified Cybersecurity Protection.
The Group has adopted third-party security assessment procedures and data outflow control procedures to manage risks from cybersecurity threats associated with its use of any third-party service provider. The Group performs security assessments on third parties that provide information technology systems to it or have access to its data by assessing their basic data security capabilities, information security compliance and application security vulnerabilities
. All data outbound transfers to third parties require internal approval, and upon approval, data shall be transmitted externally via email or other traceable means and highly sensitive data shall be transmitted in a virtual machine environment.
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

Risks from Cybersecurity Threats
As the Group generates and processes a large amount of data through the FTA platform and rely on its information technology systems for its business operations, it faces risks associated with cybersecurity threats. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Relating to Our Business and Industry—The Group’s business is subject to complex and evolving PRC laws and regulations relating to cybersecurity and data security”; “—The Group’s business generates, collects, stores and processes a large amount of data, which include sensitive personal information and may include data that may be deemed core data or material data. The improper processing of such data by the Group, its employees or business partners could materially and adversely affect the Group’s reputation
, business, results of operations and financial condition”; and “—Any significant disruption in the Group’s mobile apps and information technology systems, including events beyond the Group’s control, could prevent the Group from offering its solutions and services or reduce their attractiveness.”
Cybersecurity Governance
Management
The Group’s management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents primarily through (i) Cybersecurity Safeguard Committee, (ii) cybersecurity, legal and internal audit departments, and (iii) review and approval of cybersecurity-related policies and procedures.
Cybersecurity Safeguard
Committee
The Group’s Cybersecurity Safeguard Committee, led by its management, is in charge of cybersecurity risk management, including assessing and managing material risks from cybersecurity threats, as well as prevention (through implementation of policies and cybersecurity awareness training), detection, mitigation and remediation of cybersecurity incidents. The committee reports its cybersecurity work to the management through periodic meetings. The committee is co-led
by the head of the Group’s platform business division, Mr. Xue Bi, and its Chief Public Affairs and Risk Officer, Mr. Kai Shen.
Prior to joining the Group, Mr. Xue served at Alibaba Group and gained extensive experience in business risk governance. Mr. Xue currently leads the Group’s platform business division and has established a cybersecurity and data security risk management framework, focusing on enhancing the Group’s cybersecu-rity governance and technical capabilities, including network perimeter protection, data security, and privacy compliance. Mr. Xue has driven the integration of security with business operations, and, by aligning security architecture with business scenarios, has developed a risk governance framework tailored to the Group’s business characteristics, enabling a balance between risk control and business growth.
Mr. Shen is experienced in corporate risk management, legal compliance and internal audit. Mr. Shen has served as our chief public affairs and risk officer since April 2025, and is in charge of corporate risk management framework, legal compliance matters, and government public relations strategy. Mr. Shen previously served as our chief risk officer and general counsel since October 2019. Prior to joining the Group, Mr. Shen served at Alibaba Group from February 2011 to October 2019 with his last position as a senior legal director. With respect to cybersecurity management, Mr. Shen currently leads the Group’s legal and internal audit departments to interpret and review cybersecurity-related laws, regulations and policies, and perform internal audits on the implementation of cybersecurity-related policies and procedures.
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
The internal audit department and the legal department jointly report to the Group’s Chief Public Affairs and Risk Officer. The cybersecurity department is responsible for formulating and implementing cybersecurity-related policies and procedures, and reports to the head of the Group’s platform business division and leaders of the Cybersecurity Safeguard Committee.

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
Board of Directors
Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. The board reviews reports from management on material cybersecurity risks and incidents and discusses remediation plans with the management
. At board meetings, the board also hears period reports from the management on cybersecurity risk management and governance and have follow-up
discussions with the management. The management regularly reports to the board on material cybersecurity management progress, cybersecurity risks and response plans and progress. The management is also responsible for promptly reporting material cybersecurity incidents to the board as they arise.
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

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Full Truck Alliance Co. Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on April 14, 2021 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Specimen of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-256564), as amended, initially filed with the Securities and Exchange Commission on May 27, 2021)

2.3	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-257112) filed with the Securities and Exchange Commission on June 15, 2021)

2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.3	English translation of the Amended and Restated Equity Interest Pledge Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated May 9, 2023 (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

4.4	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Manyun Software, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

Exhibit Number	Description of Exhibit

4.5	English translation of the Power of Attorney by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.6	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Manyun Software, dated October 25, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.7	English translation of the Amended and Restated Exclusive Option Agreement by and among Jiangsu Manyun, Manyun Software and shareholders of Manyun Software, dated May 9, 2023 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

4.8	English translation of the Equity Interest Pledge Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.9	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Shan’en Technology, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.10	English translation of the Power of Attorney by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.11	English translation of the Exclusive Service Agreement between FTA Information and Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.12	English translation of the Exclusive Option Agreement by and among FTA Information, Shan’en Technology and shareholders of Shan’en Technology, dated November 16, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.13	English translation of the executed form of the Loan Agreements between FTA Information and each individual shareholder of Shan’en Technology, dated November 18, 2021, as currently in effect, and a schedule of all executed Loan Agreements adopting the same form (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.14	English translation of the Amended and Restated Equity Interest Pledge Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated January 2, 2025 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 14, 2025)

Exhibit Number	Description of Exhibit

4.15	English translation of the Spousal Consent Letter granted by the spouse of an individual shareholder of Manyun Cold Chain, dated January 2, 2025 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 14, 2025)

4.16	English translation of the Amended and Restated Power of Attorney by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated January 2, 2025 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 14, 2025)

4.17	English translation of the Amended and Restated Exclusive Service Agreement between Yixing Manxian, Nanjing Manxianxian and Manyun Cold Chain, dated January 2, 2025 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 14, 2025)

4.18	English translation of the Amended and Restated Exclusive Option Agreement by and among Yixing Manxian, Manyun Cold Chain and shareholders of Manyun Cold Chain, dated January 2, 2025 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 14, 2025)

4.19	The Loan Agreement by and among the Registrant, Gang Wang and Mesterywang Investments Limited, as borrowers, dated November 21, 2020 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.20	The Charge over Shares in the Registrant between Gang Wang, as borrower, Truck Work Logistics Information Co., Ltd, as chargor and the Registrant as secured party, dated November 21, 2020 (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.21	The Share Surrender and Loan Repayment Agreement among Gang Wang, Mesterywang Investments Limited, Truck Work Logistics Information Co., Ltd, and the Registrant, dated April 14, 2022 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.22	Second Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.23	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.24	Amendment No.1 to 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.25	Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated December 3, 2018 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

Exhibit Number	Description of Exhibit

4.26	Amendment to Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated February 25, 2021 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

4.27	Deed of Change of Trustee for the Trust Deed Relating to Master Quality Trust among the Registrant as company, The Core Trust Company Limited as original trustee, Master Quality Group Limited as nominee and Futu Trustee Limited as new trustee, dated December 9, 2021 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 25, 2022)

4.28	Amendment by and between Full Truck Alliance Co. Ltd., Futu Trustee Limited and Master Quality Group Limited, dated February 11, 2022 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 19, 2023)

4.29	Warrant to Purchase Shares of Full Truck Alliance Co. Ltd., dated April 15, 2021 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256564), initially filed with the Securities and Exchange Commission on May 27, 2021)

11.2*	Amended and Restated Insider Trading Policy

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Principal Financial and Accounting Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of CM Law Firm

97.1	Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-40507), filed with the Securities and Exchange Commission on April 15, 2024)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

Exhibit Number	Description of Exhibit

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FULL TRUCK ALLIANCE CO. LTD.

By:	/s/ Peter Hui Zhang
Name: Peter Hui Zhang
Title: Chairman and Chief Executive Officer

Date: April 14, 2026

FULL TRUCK ALLIANCE CO. LTD.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Full Truck Alliance Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statements schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The Company generated majority of its revenue from freight brokerage service and transaction service in 2025. These revenues consist of transaction-based fees made up of a significant volume of low-dollar
transactions, sourced from multiple systems, databases, and other tools. The processing and recording of revenue are highly automated and are based on contractual terms with shippers and truckers. Because of the nature of the Company’s transaction-based fees, the Company uses automated systems to process and record its revenue transactions.
We identified occurrence of these revenues as a critical audit matter because the Company’s systems to process and record revenue are highly automated. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Company’s systems, software applications, and automated controls.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to revenue recognition included the following, among others:

•	With the assistance of our data specialists, we created data visualizations to evaluate recorded revenue and evaluated trends in the transactional revenue data for risk assessment.

•	With the assistance of our IT specialists, we:

•
Identified the relevant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams.

•	For a sample of such revenues transactions, we tracked to the initial contract, cash payment or receipt record and then to the invoice (if any) to validate the occurrence of the revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 14, 2026
We have served as the Company’s auditor since 2020.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Full Truck Alliance Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 14, 2026, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 14, 2026

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 and 2025
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		5,810,347	6,066,137	867,446
Restricted cash		100,533	70,290	10,051
Short-term investments	5	15,002,903	11,048,309	1,579,887
Accounts receivable, net (net of allowance of RMB3,684 and RMB 4,648 as of December 31, 2024 and 2025, respectively)	6	19,643	75,133	10,744
Loans receivable, net (net of allowance of RMB218,366 and RMB376,662 as of December 31, 2024 and 2025, respectively)	7	4,199,645	4,851,353	693,734
Prepayments and other current assets, net (net of allowance of RMB4,692 and RMB2,772 as of December 31, 2024 and 2025, respectively)	8	2,122,902	940,552	134,497

Total current assets		27,255,973	23,051,774	3,296,359
Restricted cash		40,000	30,000	4,290
Long-term time deposits and other investments	10	8,839,547	14,268,513	2,040,370
Investments in equity investees	11	1,036,571	1,043,145	149,168
Property and equipment, net	9	289,611	457,487	65,420
Intangible assets, net	12	393,477	757,408	108,308
Goodwill	13	3,124,828	4,025,420	575,627
Deferred tax assets	18	92,882	249,551	35,685
Operating lease right-of-use assets	22	115,654	92,218	13,187
Other non-current assets	14	98,532	346,512	49,551

Total non-current assets		14,031,102	21,270,254	3,041,606

TOTAL ASSETS		41,287,075	44,322,028	6,337,965

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 and 2025
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	USD (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including RMB11,086 and RMB15,368 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)		31,227	37,750	5,398
Amounts due to related parties		—	29,674	4,243
Prepaid for freight listing fees and other service fees (including RMB479,476 and RMB515,731 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)	2.18	571,185	637,489	91,160
Income tax payable (including RMB4,991 and RMB100,211 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)		336,220	421,707	60,303
Other tax payable (including RMB862,150 and RMB433,931 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)		898,396	479,286	68,537
Operating lease liabilities (including RMB37,569 and RMB25,677 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)	22	41,204	33,847	4,840
Accrued expenses and other current liabilities (including RMB638,045 and RMB631,547 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)	15	1,141,758	1,211,279	173,211

Total current liabilities		3,019,990	2,851,032	407,692
Deferred tax liabilities (including RMB17,308 and RMB21,967 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)	18	95,570	185,578	26,537
Operating lease liabilities (including RMB22,497 and RMB567 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)	22	23,928	1,485	212
Other non-current liabilities (including RMB12,414 and RMB12,328 from the consolidated VIEs as of December 31, 2024 and 2025, respectively)		12,414	12,328	1,763

Total non-current liabilities		131,912	199,391	28,512

TOTAL LIABILITIES		3,151,902	3,050,423	436,204

Commitments
and contingencies
(Note 2
6
)

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 and 2025
(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	USD (Note 2)
MEZZANINE EQUITY
Redeemable non-controlling interests	16	443,070	767,813	109,796
Subscription receivables	16	—	(20,000)	(2,860)
EQUITY
Class A ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 18,637,888,832 and 18,686,362,705 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	17	1,201	1,205	172
Class B ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 2,131,865,628 and 2,100,682,281 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	17	142	140	20
Treasury stock, at cost	17	—	—	—
Additional paid-in capital		45,823,723	44,328,028	6,338,824
Accumulated other comprehensive income		3,223,944	2,742,068	392,111
Accumulated deficit		(11,372,284)	(7,020,237)	(1,003,881)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY		37,676,726	40,051,204	5,727,246
Non-controlling interests		15,377	472,588	67,579

TOTAL EQUITY		37,692,103	40,523,792	5,794,825

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		41,287,075	44,322,028	6,337,965

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	USD (Note 2)
Net Revenues (including value added taxes, “VAT”, of RMB4,172,660, RMB5,097,716 and RMB 4,671,363 for the years ended December 31, 2023, 2024 and 2025, respectively)	2.18	8,436,159	11,238,638	12,489,859	1,786,026
Operating expenses
Cost of revenues (including VAT net of government grants, of RMB3,121,010, RMB3,893,351and RMB 3,262,448 for the years ended December 31, 2023, 2024 and 2025, respectively)	2.19	(4,119,016)	(5,100,558)	(4,618,796)	(660,479)
Sales and marketing expenses		(1,239,191)	(1,596,763)	(1,747,759)	(249,926)
General and administrative expenses		(937,677)	(913,763)	(709,775)	(101,496)
Research and development expenses		(946,635)	(880,016)	(874,435)	(125,043)
Provision for credit solutions		(234,599)	(296,528)	(445,351)	(63,684)

Total operating expenses		(7,477,118)	(8,787,628)	(8,396,116)	(1,200,628)
Other operating income		38,388	23,970	52,455	7,501

Income from operations		997,429	2,474,980	4,146,198	592,899
Other income (expense)
Interest income		1,141,861	1,073,434	954,082	136,432
Foreign exchange (loss) gain		(2,149)	8,004	(17,344)	(2,480)
Investment income		55,621	54,785	94,717	13,544
Unrealized gains (losses) from fair value changes of investments		12,938	(20,904)	116,162	16,611
Other income, net		130,264	128,152	109,232	15,620
Impairment loss	3.10	—	(352,742)	—	—
Share of loss in equity method investees		(2,067)	(2,861)	(14,814)	(2,118)

Total other income		1,336,468	887,868	1,242,035	177,609

Net income before income tax		2,333,897	3,362,848	5,388,233	770,508
Income tax expense	18	(106,804)	(239,411)	(929,157)	(132,868)

Net income		2,227,093	3,123,437	4,459,076	637,640
Less: net loss attributable to non-controlling interests		(1,252)	(3,548)	(27,454)	(3,926)
Less: measurement adjustment attributable to redeemable non-controlling interests	16	15,457	57,136	78,361	11,205

Net income attributable to Full Truck Alliance Co. Ltd.		2,212,888	3,069,849	4,408,169	630,361

Net income attributable to ordinary shareholders		2,212,888	3,069,849	4,408,169	630,361

Net earnings per ordinary share:
Basic	21	0.10	0.15	0.21	0.03
Diluted	21	0.10	0.15	0.21	0.03
Weighted average shares used in calculating net earnings per ordinary share:
Basic	21	21,111,924,886	20,822,835,545	20,839,163,070	20,839,163,070
Diluted	21	21,162,351,461	20,902,222,036	20,928,172,684	20,928,172,684

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	USD (Note 2)
Net income		2,227,093	3,123,437	4,459,076	637,640
Other comprehensive income
Foreign currency translation adjustments, net of tax of nil		386,701	325,474	(484,443)	(69,274)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		—	599	(599)	(86)

Total comprehensive income		2,613,794	3,449,510	3,974,034	568,280
Less: comprehensive loss attributable to non-controlling interests		(1,252)	(3,548)	(27,454)	(3,926)
Less: foreign currency translation adjustments to non-controlling interests		—	—	(3,166)	(453)
Less: measurement adjustment attributable to redeemable non-controlling interests		15,457	57,136	78,361	11,205

Comprehensive income attributable to Full Truck Alliance Co. Ltd.		2,599,589	3,395,922	3,926,293	561,454

Comprehensive income attributable to ordinary shareholders		2,599,589	3,395,922	3,926,293	561,454

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares		Additional Paid in Capital	Accumulated deficit	Accumulated OCI	Total	Non— controlling interests	Total equity
	Numbers of shares	Amount	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	18,919,468,156	1,222	2,317,044,668	155	—	—	47,758,178	(16,613,492)	2,511,170	33,657,233	—	33,657,233
Net income	—	—	—	—	—	—	—	2,228,345	—	2,228,345	(1,252)	2,227,093
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	6,000	6,000
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	386,701	386,701	—	386,701
Exercise of stock options granted to employees	131,869,359	9	—	—	—	—	—	—	—	9	—	9
Share-based compensation	—	—	—	—	—	—	441,827	—	—	441,827	—	441,827
Repurchase of shares (note 17)	(469,206,520)	(1)	—	—	455,039,640	(1,047,485)	(38,616)	—	—	(1,086,102)	—	(1,086,102)
Ordinary shares reclassification	185,179,040	13	(185,179,040)	(13)	—	—	—	—	—	—	—	—
Cancellation of ordinary shares	(77)	(14)	—	—	(201,197,520)	439,368	(439,354)	—	—	—	—	—
Vesting of restricted shares of certain subsidiary (note 20)	—	—	—	—	—	—	(8,050)	—	—	(8,050)	8,050	—
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	(15,457)	—	(15,457)	—	(15,457)

Balance as of December 31, 2023	18,767,309,958	1,229	2,131,865,628	142	253,842,120	(608,117)	47,713,985	(14,400,604)	2,897,871	35,604,506	12,798	35,617,304

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares		Additional Paid in Capital	Accumulated deficit	Accumulated OCI	Total	Non— controlling interests	Total equity
	Numbers of shares	Amount	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	18,767,309,958	1,229	2,131,865,628	142	253,842,120	(608,117)	47,713,985	(14,400,604)	2,897,871	35,604,506	12,798	35,617,304
Net income	—	—	—	—	—	—	—	3,126,985	—	3,126,985	(3,548)	3,123,437
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	325,474	325,474	—	325,474
Exercise of stock options granted to employees	156,832,119	10	—	—	—	—	—	—	—	10	—	10
Share-based compensation	—	—	—	—	—	—	496,639	—	—	496,639	—	496,639
Repurchase of shares (note 17)	(286,250,740)	(2)	—	—	255,486,760	(662,080)	(81,179)	—	—	(743,261)	—	(743,261)
Cancellation of ordinary shares	(2,505)	(36)	—	—	(509,328,880)	1,270,197	(1,237,224)	(41,529)	—	(8,592)	—	(8,592)
Vesting of restricted shares of certain subsidiary (note 20)	—	—	—	—	—	—	(6,127)	—	—	(6,127)	6,127	—
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	(57,136)	—	(57,136)	—	(57,136)
Dividends to shareholders	—	—	—	—	—	—	(1,062,371)	—	—	(1,062,371)	—	(1,062,371)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	—	—	599	599	—	599

Balance as of December 31, 2024	18,637,888,832	1,201	2,131,865,628	142	—	—	45,823,723	(11,372,284)	3,223,944	37,676,726	15,377	37,692,103

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Treasury shares		Additional Paid in Capital	Accumulated deficit	Accumulated OCI	Total	Non— controlling interests	Total equity
	Numbers of shares	Amount	Numbers of shares	Amount	Numbers of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	18,637,888,832	1,201	2,131,865,628	142	—	—	45,823,723	(11,372,284)	3,223,944	37,676,726	15,377	37,692,103
Net income	—	—	—	—	—	—	—	4,486,530	—	4,486,530	(27,454)	4,459,076
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(481,277)	(481,277)	(3,166)	(484,443)
Exercise of stock options granted to employees	100,562,201	7	—	—	—	—	—	—	—	7	—	7
Share-based compensation	—	—	—	—	—	—	280,026	—	—	280,026	1,533	281,559
Repurchase of shares (note 17)	(52,088,140)	(1)	(31,183,347)	—	65,148,627	(287,280)	(81,460)	—	—	(368,741)	—	(368,741)
Cancellation of ordinary shares	(188)	(2)	—	(2)	(65,148,627)	287,280	(232,231)	(56,122)	—	(1,077)	—	(1,077)
Vesting of restricted shares of certain subsidiary (note 20)	—	—	—	—	—	—	(3,064)	—	—	(3,064)	3,064	—
Adjustment attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	(78,361)	—	(78,361)	—	(78,361)
Dividends to shareholders	—	—	—	—	—	—	(1,425,107)	—	—	(1,425,107)	—	(1,425,107)
Cash settlement of unvested options	—	—	—	—	—	—	(13,390)	—	—	(13,390)	—	(13,390)
Acquisition of Giga.AI Technology Limited (“Giga.AI”) (note 4)	—	—	—	—	—	—	—	—	—	—	604,791	604,791
Transaction with noncontrolling interest shareholders	—	—	—	—	—	—	(20,469)	—	—	(20,469)	(121,557)	(142,026)
Reclassification of unrealized gains on available-for-sale investments	—	—	—	—	—	—	—	—	(599)	(599)	—	(599)

Balance as of December 31, 2025	18,686,362,705	1,205	2,100,682,281	140	—	—	44,328,028	(7,020,237)	2,742,068	40,051,204	472,588	40,523,792

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net income	2,227,093	3,123,437	4,459,076	637,640
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	74,742	77,927	100,014	14,302
Share-based compensation	441,827	496,639	281,559	40,264
Reversal for credit losses	(767)	(507)	(2,341)	(335)
Provision for credit solutions	234,599	296,528	445,351	63,684
Loss from disposal of property and equipment	803	36	552	79
Net (gain) loss from disposal and deemed disposal of investments	(3,852)	2,239	(4,666)	(667)
Share of loss in equity method investees	2,067	2,861	14,814	2,118
Unrealized (gains) losses from fair value changes of investments	(12,938)	20,904	(116,162)	(16,611)
Noncash lease expense	12,791	37,900	39,059	5,585
Impairment loss of long-term investments	—	352,742	—	—
Foreign exchange loss (gain) and others	2,149	(18,925)	(339)	(48)
Changes in operating assets and liabilities:
Accounts receivable	(10,043)	3,811	(52,987)	(7,577)
Loans receivable	(1,107,222)	(975,101)	(1,084,489)	(155,080)
Prepayments and other current assets	163,248	(252,755)	1,247,954	178,452
Deferred tax assets	(107,591)	56,199	(156,669)	(22,403)
Accounts payable	(2,733)	6,007	2,803	401
Prepaid for freight listing fees and other service fees	86,837	22,268	64,649	9,245
Income tax payable	102,683	181,304	85,487	12,224
Other tax payable	63,020	113,779	(420,845)	(60,180)
Amounts due to related parties	(6,066)	—	—	—
Accrued expenses and other current liabilities	295,622	(605,177)	5,593	800
Deferred tax liabilities	(13,020)	(13,021)	(18,006)	(2,575)
Operating lease liabilities	(12,724)	(39,035)	(45,394)	(6,491)
Other non-current liabilities	22,950	(10,536)	(86)	(12)
Other non-current assets	(183,829)	90,601	(218,047)	(31,180)

Net cash provided by operating activities	2,269,646	2,970,125	4,626,880	661,635

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from investing activities:
Purchases of short-term investments	(11,617,682)	(2,224,164)	(7,479,646)	(1,069,575)
Maturity of short-term investments	21,594,724	12,241,690	16,493,197	2,358,496
Purchases of long-term time deposits and other investments	(9,261,359)	(12,217,802)	(11,450,870)	(1,637,454)
Purchases of convertible note issued by related parties (note 4)	—	(142,060)	(117,079)	(16,742)
Payments for investment in equity investees	(63,000)	(3,000)	(56,000)	(8,008)
Acquisition of subsidiaries, net of cash acquired	—	—	150,468	21,517
Acquisition of non-controlling interests	—	—	(127,823)	(18,278)
Loans to a related party	—	(35,523)	—	—
Repayments of loans from a related party	—	35,515	—	—
Purchases of property and equipment, land use rights and intangible assets	(100,344)	(74,967)	(129,714)	(18,549)
Proceeds from disposal of property and equipment and intangible assets	1,400	675	104	15

Net cash provided by (used in) investing activities	553,739	(2,419,636)	(2,717,363)	(388,578)
Cash flows from financing activities:
Proceeds from exercise of share options	1	1	2	0
Payments of cash dividend	—	(1,064,155)	(1,425,136)	(203,791)
Cash settlement of unvested options	—	—	(13,390)	(1,915)
Cash paid for repurchase of ordinary shares	(1,168,301)	(489,433)	(288,649)	(41,276)
Taxes paid for employees through repurchase of ordinary shares	(26,741)	(85,842)	(83,121)	(11,886)
Cash prepaid for repurchase of ordinary shares	(179,784)	—	(35,166)	(5,029)
Proceeds prepaid by investors of certain subsidiaries	90,000	100,000	59,003	8,437
Capital contribution from redeemable non-controlling interests	111,823	19,684	130,509	18,663
Capital contribution from non-controlling interests	6,000	—	—	—

Net cash used in financing activities	(1,167,002)	(1,519,745)	(1,655,948)	(236,797)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	18,954	23,728	(38,022)	(5,438)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,675,337	(945,528)	215,547	30,822
Cash and cash equivalents and restricted cash, beginning of the year	5,221,071	6,896,408	5,950,880	850,965
Cash and cash equivalents and restricted cash, end of the year	6,896,408	5,950,880	6,166,427	881,787

FULL TRUCK ALLIANCE CO. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash and cash equivalents	6,770,895	5,810,347	6,066,137	867,446
Restricted cash, current	115,513	100,533	70,290	10,051
Restricted cash, non-current	10,000	40,000	30,000	4,290

Total cash, cash equivalents, and restricted cash	6,896,408	5,950,880	6,166,427	881,787
Supplemental disclosure of cash flow information:
Income taxes paid	124,732	108,725	1,018,345	145,621
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of intangible assets and property and equipment through prior year prepayment	—	22,537	—	—
Payables for purchase of intangible assets and property and equipment	28,238	18,729	52,909	7,566
Vesting of restricted shares of certain subsidiary (note 20)	8,050	6,127	3,064	438
Repurchase of ordinary shares through prepayments made in prior year	—	178,990	—	—
Capital contribution from redeemable non-controlling interests through proceeds prepaid in prior year	—	90,000	100,000	14,300
Contingent consideration in relation to business combination	—	—	43,000	6,149
Payable for acquisition of non-controlling interests	—	—	14,203	2,031

FULL TRUCK ALLIANCE CO. LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS
Description of Business
Full Truck Alliance Co. Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2017. The Company through its subsidiaries and variable interest entities (“VIEs” and VIE’s subsidiaries) (collectively, the “Group”) primarily provides comprehensive services for shippers and truckers through its mobile and website platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“China” or “PRC”, excluding, for the purposes of this consolidated financial statements only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region).
As of December 31, 2025, the Company’s major subsidiaries and major consolidated VIEs are as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries

Full Truck Alliance (HK) Limited (“FTA HK”)	Hong Kong	January 7, 2016	100%	Investment holding

Lucky Logistics Information Limited (“Lucky Logistics”)	Hong Kong	April 8, 2014	100%	Investment holding

Guiyang Full Truck Alliance Information Technology Group Co., Ltd. (“FTA Information”) (Wholly foreign owned enterprises “WFOE”) (formerly known as FTA Information Technology Co., Ltd)	PRC	April 20, 2016	100%	Technology development and other services

Jiangsu Yunmanman Information Technology Co., Limited (“Jiangsu Yunmanman”, “WFOE”) (formerly known as Jiangsu Manyun Logistics Information Co., Limited)	PRC	August 29, 2014	100%	Technology development and other services

Yixing Manxian Information Technology Co., Ltd (“Yixing Manxian”, “WFOE’s subsidiary”)	PRC	May 24, 2022	52.4%	Investment holding

Guiyang Huochebang Technology Co., Limited (“Guiyang Huochebang”)	PRC	March 11, 2014	100%	Value-added services

Guizhou Huochebang Micro-finance Co., Ltd. (“Huochebang Microfinance”)	PRC	December 20, 2016	100%	Credit solution services

Chengdu Yunli Technology Co., Ltd. (“Chengdu Yunli”)	PRC	January 21, 2011	100%	Credit solution services

Guizhou FTA Logistics Technology Co., Ltd. (“Guizhou FTA”)	PRC	January 14, 2021	100%	Research and development

Nanjing Manxianxian Cold Chain Technology Co., Ltd (“Nanjing Manxianxian”,”WFOE”)	PRC	February 21, 2023	52.4%	Technology development and other services

Jiangsu Manyun Technology Industry Co., Ltd. (“Manyun Industry”)	PRC	August 18, 2021	100%	Technology development and other services

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued
Description of Business - continued

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
VIEs

Guiyang Shan’en Technology Co., Ltd. (“Shan’en Technology”)	PRC	September 19, 2016	100%	Freight matching services (1)

Jiangsu Manyun Software Technology Co. Ltd. (“Manyun Software”)	PRC	October 20, 2016	100%	Freight matching services and value added services

Nanjing Manyun Cold Chain Technology Co., Ltd (“Manyun Cold Chain”)	PRC	March 9, 2021	52.4%	Freight matching services

VIEs’ subsidiaries

Guiyang Shan’en Insurance Brokerage Co., Ltd (“Shan’en Insurance”)	PRC	May 9, 2017	100%	Insurance services

Tianjin Manyun Software Technology Co., Ltd (“Tianjin Manyun”)	PRC	November 8, 2018	100%	Freight matching services

Gui’an New District FTA Logistics Technology Co., Ltd (“Gui’an Logistics”)	PRC	November 24, 2021	100%	Freight matching services

Suqian Manyun Software Technology Co., Ltd (“Suqian Manyun”)	PRC	December 11, 2023	100%	Freight matching services

(1)	Freight matching services consist of freight brokerage service, freight listing service and transaction service.

2.	PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued

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
Currently, the Group’s major VIEs are (i) Manyun Software, (ii) Shan’en Technology and (iii) Manyun Cold Chain.
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

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Cash and cash equivalents	1,136,649	744,145
Restricted cash—current	17,364	32,380
Short-term investments	25,900	168,400
Accounts receivable, net	13,688	21,902
Loans receivable, net	54,817	47,253
Prepayments and other current assets	1,136,314	347,600
Restricted cash—non-current	20,000	10,000
Property and equipment, net	9,430	9,766
Long-term time deposits and other investments	518,400	1,115,000
Investments in equity investees	60,000	60,000
Intangible assets, net	69,631	94,881
Goodwill	283,256	362,120
Deferred tax assets	540	30,707
Operating lease right-of-use assets	61,771	34,022
Other non-current assets	12,708	30,898

TOTAL ASSETS	3,420,468	3,109,074

LIABILITIES
Accounts payable	11,086	15,368
Prepaid for freight listing fees and other service fees	479,476	515,731
Income tax payable	4,991	100,211
Other tax payable	862,150	433,931
Operating lease liabilities—current	37,569	25,677
Accrued expenses and other current liabilities	638,045	631,547
Deferred tax liabilities	17,308	21,967
Operating lease liabilities—non-current	22,497	567
Other non-current liabilities	12,414	12,328

TOTAL LIABILITIES	2,085,536	1,757,327

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2	Basis of consolidation - continued
VIE Arrangements - continued
Risks in relation to the VIE structure
- continued

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net Revenues	5,817,440	6,157,284	6,391,878
Net income	1,080,640	347,955	1,147,627
Net cash provided by (used in) operating activities (1)	137,792	(948,849)	715,057
Net cash used in investing activities	(240,125)	(1,051,374)	(268,280)
Net cash used in financing activities	—	—	—

(1)	It includes cash flows used in intercompany operating activities of RMB 1,703,166, RMB 1,787,075 and RMB 599,305 for the years ended December 31, 2023, 2024 and 2025, respectively.
The VIEs contributed 69%, 55% and 51% of the Group’s consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs accounted for 8% and 7% of the consolidated total assets, and 66% and 58% of the consolidated total liabilities, respectively.
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
Short-term investments include (i) wealth management products issued by investment banks with remaining maturities within one year; (ii) time deposits with original maturities longer than three months and remaining maturities within one year. The Group elects the fair value option to record wealth management products in accordance with ASC 825 Financial Instruments at each reporting period end. Changes in fair values are included in unrealized gains (losses) from fair value changes of investments in the consolidated statements of operations and comprehensive income. The unrealized gains (losses) will be reclassified to investment incomes (losses) when the investments are disposed or matured.

2.8	Accounts receivable, net
Accounts receivable mainly consists of amounts due from the Group’s customers, which are recorded net of allowance for credit losses. The Group has developed a CECL model in accordance with Credit Losses (Topic 326): Measurement of Credit Losses on Financial instruments (“ASC 326”) based on historical experience, the age of the accounts receivable balances, credit quality of its customers, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

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
Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Office building	44 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	4 years
R&D equipment	3 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term
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
Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Software	5 to 10
Trademarks	5 to 15
Platform	5
Customer relationship	10-11
Non-compete commitment	8
Intelligent Driving Technology	10

2.12	Goodwill
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.13	Business combinations and noncontrolling interests
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
Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.
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
In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive income.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.14	Long-term time deposits and other investments
The Group’s long-term time deposits and other investments include (i) long-term time deposits and wealth management products in commercial banks with maturities more than one year, and will be reclassified to short-term investments when their maturity date becomes within one year, and (ii) Investments in debt securities.

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
For long-term investments acquired through nonmonetary transaction, the Group initially measures the acquired investments at the fair value of the assets surrendered to obtain it or the fair value of the investments received if that fair value is more clearly evident than the fair value of the assets surrendered. A gain or loss is recognized on the exchange at an amount equal to the difference of the carrying amount of the assets surrendered and the initial cost of the investments.

2.15	Investments in equity investees
The Group’s investments in equity investees include (i) equity method investments; and (ii) investments in equity securities without readily determinable fair values.

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
Other
non-current
assets mainly consist of long-term prepayments for property and equipment, long-term prepayments for equity investment in a private company, long-term deposits and long-term interest receivable.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

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
For the years ended December 31, 2023, 2024 and 2025, RMB4,173 million, RMB5,098million and RMB4,671million of VAT are included in net revenues, respectively, the majority of which was generated from freight brokerage service.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued

The Group offers various forms of incentives to the platform shippers and truckers, who are both considered the customers of the Group. For incentives which are recorded as reduction of revenue (including deferred revenue, if any), if characterization of those amounts as a reduction of revenue results in negative revenue for a specific customer on a cumulative basis within a given period, the amount of the cumulative shortfall is re-characterized
as selling and marketing expense. There is no explicit or implicit service agreements with the respective customer for a future period in relation to the negative amount. Consideration paid to customers is recorded as sales and marketing expenses if the Group receives distinct services in exchange and the consideration paid is at or below the fair value of the service received. For the years ended December 31, 2023, 2024 and 2025, RMB63,659, RMB190,195 and RMB201,125 of incentives were recorded in selling and marketing expenses, respectively.
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
The Group concludes that it acts as an agent in the provision of shipping services as it is not responsible for fulfilling the promise to provide the shipping services, nor does the Group have the ability to control the related services. Specifically, the Group does not have the ability to control the shipping services provided by truckers due to: (i) the Group does not pre-purchase
or otherwise obtain control of the truckers’ services prior to their transfer to the shippers; (ii) the Group does not guarantee a shipping order could be taken by a trucker; (iii) the Group cannot direct the truckers to accept, decline or disregard a shipping order. The service fee earned by the Group is the difference between the amount paid by the shipper and the amount earned by the trucker, which are both fixed at the time a transaction is entered into. The revenue is recognized on a net basis at the point of fulfillment of the shipping order as this is when control of the services provided by the Group is transferred to the shipper, considering the shipper has the right to cancel the shipping order at any point as long as the cancellation is agreed by the trucker with no payment to the Group, and the Group would need to reperform substantially all the activities completed prior to the cancellation if it is to fulfill the remaining performance obligation to the shipper, and the fulfillment of a shipping order generally takes within one week.
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
Credit solutions
The Group provides loans mainly using its own fund to the shippers and truckers registered on the Group’s platform to cater to their essential needs and increase their stickiness and engagement on the Group’s platform. The Group recognizes the fees and interests charged to the borrowers as “credit solutions revenue” over the lifetime of the loans using the effective interest method.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18	Revenue recognition - continued

Other value-added services
Other value-added services provided by the Group mainly comprise agency services provided to insurance companies, highway authorities, gas station operators and automakers and dealers in their businesses to meet various needs of shippers and truckers. Other value-added services provided by the Group also include the sale of advanced driver-assistance system kits, or ADAS kits, and service fees generated from ADAS-enabled carrier services.
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
Disaggregation of revenues
For the years ended December 31, 2023, 2024 and 2025, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams and timing of transfer of services were as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Freight brokerage service-satisfied at a point of time	3,916,409	4,726,989	4,199,393
Freight listing service-satisfied over time (1)	828,152	879,489	980,158
Transaction service-satisfied at a point of time (1)	2,207,763	3,763,712	5,234,566
-satisfied overtime (1)	101,201	84,944	82,654
Credit solutions-satisfied over time	1,001,892	1,341,434	1,474,413
Other value-added services-satisfied at a point of time/ overtime (1)	380,742	442,070	518,675

Total net revenues (2)	8,436,159	11,238,638	12,489,859

(1)
Effective from January 1, 2024, the Group renamed “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to freight matching service, including the revenue generated from intra-city business, which was previously classified under “Freight listing service” and “Other value-added services.” The comparative net revenues for the years ended December 31, 2023 have been recast to conform to this presentation. RMB101.2 million from “Freight listing service” and RMB4.7 million from “Other value-added services” were reclassified to “Transaction service” for the year ended December 31, 2023.

(2)
RMB4,173 million, RMB5,098 million and RMB4,671 million of net revenues were attributable to VAT for the years ended December 31, 2023, 2024, and 2025, respectively. The VAT related to freight brokerage service is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group.

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
Contract balances -
continued

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly related to the freight listing services. Current contract balances are included in prepaid for freight listing fees and other service fees and non-current
contract balances are included in other
non-current
liabilities. The Group expects to recognize the majority of this balance as revenue over the next 12 to 24 months. The contract liabilities of the Group as of December 31, 2024 and 2025 are listed in the table below. The Group recognized revenues at a point of time or over time that were previously deferred as contract liabilities of RMB548,917 and RMB571,185 during the years ended December 31, 2024 and 2025, respectively.

	As of December 31,
	2024	2025
	RMB	RMB
Contract balances—current
Freight listing service	462,036	493,756
Transaction service	78,709	110,771
Others	30,440	32,962
Contract balances—non current
Freight listing service	12,414	12,328

Total contract balances	583,599	649,817

2.19	Cost of revenues
Cost of revenues primarily consists of VAT, related tax surcharges and other tax costs, net of the government grants, payroll and related expenses for employees involved in operating the Group’s platforms, technology service fee, and commission fee paid to third party payment platform.
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
Gross amount of VAT and the government grants from local financial bureaus included in cost of revenues are as the following:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Gross VAT	5,271,119	5,996,198	4,165,723
Less: government grants	(2,150,109)	(2,102,847)	(903,275)

VAT, net	3,121,010	3,893,351	3,262,448

2.20	Sales and marketing expenses
Sales and marketing expenses consist of advertising expenses, payroll and related expenses for employees involved in sales and marketing functions, amortization of trademarks and expenditures in user ecosystem enhancement and user rights protection. The advertising and marketing expenses amounted to RMB315,716, RMB508,337 and RMB540,690 for the years ended December 31, 2023, 2024 and 2025, respectively.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.21	Research and development expenses
Research and development expenses primarily consist of technology infrastructure expenses related to research and development activities, payroll and related expenses for employees involved in platform development, internal-use
system support and intelligent driving technology development, charges for the usage of the server, computer and other equipment in relation to the research and development activities.

2.22	General and Administrative expenses
General and administrative expenses primarily consist of compensation costs for executive m an
agement and administrative employees, daily operating expenses and provision for settlement in principle of U.S. securities class action, which is non-recurring.

2.23	Operating leases
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
There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. The Company determines its land use right agreement contains an operating lease of land under ASC 842. The full prepayment for the land use right is recognized as an asset and is amortized using the straight-line method over the lease term of 50 years. The weighted average remaining lease term is 46.4 years as of December 31, 2025. The carrying amount of land use rights is RMB46,909 as of December 31, 2025. Amortization expense of land use rights for the years ended December 31, 2023, 2024 and 2025 amounted to RMB1,012, RMB1,012 and RMB1,012, respectively.

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
paid-in
capital (“APIC”). The Group elects to account for forfeitures as they occurred.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.24	Share-based compensation - continued

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

2.25	Earnings per share
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

2.26	Government grants
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

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.27	Taxation - continued

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
who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance. Significant segment expenses are the same as these presented under the operating expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items.
The Group’s long-lived assets are substantially located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.29	Comprehensive income
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
Recently Adopted Accounting Pronouncement
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
which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: 1. State and local income tax, net of federal (national) income tax effect, 2. Foreign tax effects, 3. Effect of changes in tax laws or rates enacted in the current period, 4. Effect of cross-border tax laws, 5. Tax credits, 6. Changes in valuation allowances, 7. Nontaxable or nondeductible items, 8. Changes in unrecognized tax benefits. This guidance is effective for the Company for the year ended December 31, 2025. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The adoption of this ASU has no significant impact on the Group’s consolidated financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.30	Recent accounting pronouncements - continued

Recently issued accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU
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
In May 2025, the FASB issued ASU
2025-03,
“Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and
Other—Internal-Use
Software (Subtopic
350-40):
Targeted Improvements to the Accounting for
Internal-Use
Software, which is intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. ASU
2025-06
is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Group is evaluating the impact of the adoption of this guidance.
In December 2025, the FASB issued ASU
2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The new standard establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants for business entities, for which specific guidance was previously absent in U.S. GAAP. The core principles are aligned with the income approach, requiring grants to be recognized in earnings on a systematic and rational basis over the periods in which the related costs that the grant is intended to compensate are recognized. For grants related to assets, an entity may elect to account for the grant either as deferred income or as a reduction of the asset’s carrying amount (the cost accumulation approach). For public business entities, the new rules are effective for annual periods beginning after December 15, 2028. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.31	Convenience translation
The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S as of December 31, 2025.

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
As of December 31, 2024 and 2025, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at a fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31, 2024	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Wealth management products	1,725,051	—	1,725,051	—
Long-term time deposits and other investments:
Wealth management products	1,389,779	—	1,389,779	—
Available-for-sale debts securities	640,645	—	—	640,645

As of December 31, 2025	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments:
Wealth management products	2,623,667	—	2,623,667	—
Long-term time deposits and other investments:
Wealth management products	72,931	—	72,931	—
Available-for-sale debts securities	11,500	—	—	11,500
Accrued expenses and other current liabilities:
Contingent consideration in relation to business combination	43,000	—	—	43,000

3.	FAIR VALUE MEASUREMENTS - continued

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Available-for
sale debt investments:

Amounts
RMB
Balance at December 31, 2023	830,966
Additions	142,060
Foreign currency translation adjustments	8,749
Net unrealized fair value change recognized in other comprehensive income	599
Accrued interest from convertible note	11,013
Impairment loss	(352,742)

Balance at December 31, 2024	640,645

Additions	122,079
Accrued interest from convertible note	16,642
Reclassed to investment in certain subsidiary	(763,975)
Foreign currency translation adjustments	(3,891)

Balance at December 31, 2025	11,500

Contingent consideration in relation to business combination:

Amounts
RMB
Balance at December 31, 2024	—
Additions	43,000

Balance at December 31, 2025	43,000

The fair value of wealth management products and exchange traded fund products are the suggested redemption price provided by the investment bank that sells such financial products. They are observable and market-based inputs but not quoted prices in active markets for identical assets. The total loss recognized for change in fair values are RMB20,904 for the years ended December 31, 2024. The total gain recognized for change in fair values is RMB12,938 and RMB116,162 for the year ended December 31, 2023 and 2025, respectively.
The investments in debt securities recorded in long-term time deposits and other investments are investments in redeemable preferred shares that are redeemable at the Group’s option and convertible debt instruments issued by certain private company (see note 10). These investments in private companies are classified as Level 3 in fair value hierarchy and measured by market approach or income approach using various unobservable inputs. The market approach takes into consideration several factors including but not limited to market multiple and discount of lack of marketability. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. These factors are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on fair values. During the year ended December 31, 2023, 2024 and 2025, the Company recognized credit impairment of nil, RMB 352,742 and nil related to certain available-for-sale
debt investment.
The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurement of fair value. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group’s equity investments without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative under ASU
2016-01,
Recognition and Measurement of Financial Assets and Liabilities, (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. During the years ended December 31, 2023, 2024 and 2025, the Group did not recognize any impairment loss relating to its equity investments.
Certain
non-financial
assets are measured at fair value on a nonrecurring basis, including property and equipment, goodwill, intangible assets and operating lease right-of-use
assets and land use rights, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other assumptions to the discounted cash flow valuation methodology. During the years ended December 31, 2023, 2024 and 2025, the Group did not recognize any non-financial
assets impairment.

4.	BUSINESS COMBINATION
Acquisition of Giga.AI Technology Limited (“Giga.AI”)
Giga.AI, previously known as Plus PRC Holding Ltd., primarily engages in the research and development of intelligent driving technology for smart trucks and the provision of technical solutions. Before the acquisition, the Group had an investment in preferred shares of Giga.AI amounted to approximately US$
63.3 million, representing 51% equity interest on an
as-if
converted basis and 61.88%
voting rights. However, the Group had no control over Giga.AI as it had no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Giga.AI. As the preferred shares held by the Group were redeemable merely by passage of time and are redeemable at the option of the Group, the Group accounted for its investment in Giga.AI as available-for-sale
investment in debt security which was measured at its fair value with the change of fair value recognized as other comprehensive income as of December 2023 and 2024, respectively.
The Group also held certain convertible notes issued by Giga.AI in May 2024 and January 2025, with the principal amount of US$20 million and US$16.3 million, respectively. The convertible notes were
entitled to certain redemption rights and conversion rights on or before the maturity date. The Group accounted for its investments in convertible notes as available-for-sale
debt investments.
In July 2025, the Group made an additional investment in preferred shares issued by Giga.AI with a cash consideration of US$85 million. Meanwhile, the Group elected to convert its convertible notes on the same date into preferred shares of Giga.AI with the amount of US$40 million, which represents total unpaid principal and unpaid accrued interest of the convertible notes at the conversion date. Certain other investors, including the Company’s certain executive officer, made concurrent investments in preferred shares issued by Giga.AI on substantially the same terms as the Group. Upon completion of above investment transactions, the Group held 69.94% equity interest on an as-if
converted basis and 76.14% voting rights in Giga.AI, the Group gained control over Giga.AI as it can control the board of directors of Giga.AI since then. This transaction resulted in a step acquisition, the Group remeasured the fair value of its previously held equity interests in Giga.AI. Revaluation gain of RMB4,067was recognized and the accumulated fair value change gain of RMB599 previously recognized on the Group’s available-for-sale
investments in Giga.AI was reclassified from other comprehensive income to investment income.
The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with the assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as follows:

Amounts
RMB
Net assets acquired (including cash and cash equivalents of RMB816,666)	858,227
Newly identified intangible assets:
Intelligent driving technology with an estimated useful life of 10 years	401,454
Goodwill	821,728
Deferred tax liabilities	(100,364)

Total	1,981,045
Less: non-controlling interests	(604,791)

Total purchase price	1,376,254

Amounts
RMB
Total purchase price is comprised of:
Cash consideration paid	608,227
Fair value of preferred shares converted from convertible notes	286,598
Fair value of preferred shares previously acquired	481,429

1,376,254

The transaction cost related to the acquisition was immaterial. The financial results of the acquired business, which are not material, have been included in the Group’s consolidated financial statements for the period subsequent to the acquisition. Pro forma information is not presented for the acquisition as the impact to the consolidated financial statements is not material.

4.	BUSINESS COMBINATION - continued
Acquisition of Giga.AI Technology Limited (“Giga.AI”) -
continued

In September 2025, the Group purchased additional preferred shares of Giga.AI from Plus Automation, Inc (“Plus (US)”) at a consideration of US$20 million. As the Group’s control over Giga.AI has not changed, the Group accounted for the purchase transaction as equity transaction, with difference between the consideration and change in non-controlling
interests at an amount of approximately RMB20 million recorded in APIC. After completion of the purchase transaction, the Group held 80.8% equity interest on an as-if
converted basis and 80.8% voting rights in Giga.AI. As of December 31, 2025, the Group has paid US$18 million to Plus (US), with the remaining consideration of RMB14,058 recorded in amounts due to related parties.
Other acquisition
Other than those disclosed above, the Group also made other business acquisition that is not material to the Group’s financial results during the year ended December 31, 2025.

5.	SHORT-TERM INVESTMENTS
Short-term investments as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Time deposits	13,277,852	8,424,642
Wealth management products	1,725,051	2,623,667

Total Short-term investments	15,002,903	11,048,309

6.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and the related expected credit loss provision as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Trade receivable	23,327	79,781
Less: allowance for expected credit losses	(3,684)	(4,648)

Total accounts receivable, net	19,643	75,133

Movement of the expected credit loss provision for accounts receivable is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	(5,424)	(4,382)	(3,684)
Reversal (provision) for expected credit losses	360	36	(977)
Write-off	682	662	13

Balance at end of the year	(4,382)	(3,684)	(4,648)

7.	LOANS RECEIVABLE, NET
The following table presents loan principal and accrued interests as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Loans receivable	4,418,011	5,228,015
Less: allowance for loan losses	(218,366)	(376,662)

Loans receivable, net	4,199,645	4,851,353

The following table presents the aging of loans as of December 31, 2024 and 2025:

	0-30 days past due	31-60 days past due	61-90 days past due	Over 90 days past due	Total amount past due	Current	Total loans
December 31, 2024 (RMB)	49,331	36,140	34,452	93,914	213,837	4,204,174	4,418,011
December 31, 2025 (RMB)	81,281	61,958	62,946	155,192	361,377	4,866,638	5,228,015
Movement of allowance for loan losses is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	(102,359)	(154,420)	(218,366)
Provisions for loan losses	(234,599)	(296,528)	(432,781)
Write-off	182,538	232,582	274,485

Balance at end of the year	(154,420)	(218,366)	(376,662)

Loans receivable is recorded as receivable, reduced by an allowance for estimated losses as of the balance sheet date. Interest on loans receivable is accrued and credited to revenue as earned. The Group does not record any interest revenue on an accrual basis for the loans that are past due for more than 90 days. As of December 31, 2024 and 2025, the net nonaccrual loan receivable (those over 90 calendar days past due excluding loans that were over 180 days past due and therefore charged off) after deducting the provision was RMB0.7 million and RMB1.0 million, respectively. Loans are returned to accrual status if they are brought to non-delinquent
status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment.
The Group writes off the loans receivables that are past due for more than 180 days as they are not considered collectible based on the Group’s historical experiences.

8.	PREPAYMENTS AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB
Government grants receivable (1)	735,449	—
Funds receivable from third party payment channels	127,538	120,583
Advance to suppliers	110,968	170,822
Interest receivable (2)	651,384	277,454
VAT recoverable	391,998	343,968
Others	110,257	30,497
Less: allowance for expected credit losses	(4,692)	(2,772)

Total	2,122,902	940,552

(1)	Government grants receivable represents the government grants from local governments to incentivize the freight brokerage service.

(2)	Interest receivable is the accrued and unpaid interests of the Group’s time deposits included in short-term investments.

9.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2024	2025
	RMB	RMB
Furniture, fixtures and equipment	60,244	93,920
Motor vehicles	6,532	9,022
Leasehold improvement	76,776	89,341
Office building	63,000	63,000
Construction in progress	194,689	347,893
R&D equipment	—	43,673
Total cost	401,241	646,849

Less: Accumulated depreciation	(111,630)	(189,362)

Property and equipment, net	289,611	457,487

Depreciation expenses related to property and equipment were RMB15,440, RMB18,358 and RMB19,456 for the years ended December 31, 2023, 2024 and 2025, respectively.

10.	LONG-TERM TIME DEPOSITS AND OTHER INVESTMENTS
The following table summarizes the Group’s balances of long-term time deposits and other investments:

	As of December 31,
	2024	2025
	RMB	RMB
Long-term time deposits	6,809,123	14,184,082
Wealth management products	1,389,779	72,931
Investments in debt securities
Giga AI	634,145	—
Others	6,500	11,500

Subtotal	640,645	11,500

Total long-term time deposits and other investments	8,839,547	14,268,513

11.	INVESTMENTS IN EQUITY INVESTEES
The following table summarizes the Group’s balances of investments in equity investees:

	As of December 31,
	2024	2025
	RMB	RMB
Equity method investments (1)
Guizhou Yushi Digital Venture Capital Partnership (“Yushi Fund”) (1)	313,527	300,106
Others	4,908	3,515

Subtotal	318,435	303,621

Equity investments without readily determinable fair values
Plus (US) (2)	658,136	643,524
Others	60,000	96,000

Subtotal	718,136	739,524

Total investments in equity investees	1,036,571	1,043,145

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

For the years ended December 31, 2023, 2024 and 2025, the Company recognized the share of loss in equity method investments of RMB2,067, RMB2,861 and RMB14,814 respectively.

(2)
As of December 31, 2024 and 2025, the Group had an investment in preferred shares of Plus (US) amounted to approximately US$91.6 million. Such investment represented 17.20% equity interest on a fully diluted basis and each preferred share held by the Group was entitled to one-fourth
of one vote. As the investment in preferred shares in Plus(US) is not in substance common stock due to the liquidation preference and other preferential rights and has no readily determinable fair value, the Group has accounted for its investment in Plus (US) as an equity investment without readily determinable fair value.

12.	INTANGIBLE ASSETS, NET
Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Software	54,647	76,093
Trademarks	621,922	621,922
Platform	24,000	24,000
Customer relationship	18,000	38,600
Non-compete commitment	40,000	40,000
Intelligent Driving Technology	—	401,454

Less: Accumulated amortization	(365,092)	(444,661)

Intangible assets, net	393,477	757,408

Amortization expenses related to intangible assets were RMB58,290, RMB58,557 and RMB79,546 for the years ended December 31, 2023, 2024 and 2025, respectively.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
2026	100,095
2027	99,482
2028	97,877
2029	95,685
2030	88,777
Thereafter	275,492

Total	757,408

13.	GOODWILL

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the yea r	3,124,828	3,124,828
Additions	—	900,592

Balance at end of the year	3,124,828	4,025,420

Goodwill resulting from previous years’ business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2023, 2024 and 2025, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired.

14.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits	1,000	2,194
Prepayment for property and equipment	2,103	3,928
Long term interest receivable (1)	95,429	320,073
Prepayment for equity investment in a private company	—	20,000
Others	—	317

Total	98,532	346,512

(1)	Long term interest receivable is the accrued and unpaid interests of the Group’s long-term time deposits.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB
Advance from shippers and truckers (1)	533,158	434,512
Salaries and welfare payables	274,216	334,587
Deposit from truckers for value added services	23,185	28,574
Accrued rental and other service fees	90,550	108,120
Accrual for purchase of property and equipment	74,472	127,486
Proceeds prepaid by investors of certain subsidiaries	100,000	43,387
Contingent consideration in relation to business combination	—	43,000
Others	46,177	91,613

Total	1,141,758	1,211,279

(1)	Representing the refundable prepayments from shippers and truckers for future shipping arrangements under freight brokerage service and other valued-added service.

16.	MEZZANINE EQUITY
To develop its cold chain logistics business, the Company established Smart Cold Chain Freight Limited (“Smart Cold Chain”) in Cayman Islands. Manyun Cold Chain, a former subsidiary of the Group’s VIE, becomes a consolidated VIE of Smart Cold Chain through a reorganization under common control whereby the beneficial owners’ interests in Manyun Cold Chain were exchanged into the convertible redeemable preferred shares of Smart Cold Chain at the same percentage in May 2022.
In 2023, Smart Cold Chain issued 7,259,939 convertible redeemable preferred shares to certain investors for the total consideration received amounted to USD16 million, equivalent to RMB112 million. Concurrently, three other investors agreed and were obliged to subscribe fixed numbers of convertible redeemable preferred shares once they complete the necessary registration for outbound investment. As of December 31, 2023, Smart Cold Chain received RMB90 million prepayment from such investors which was recorded in accrued expenses and other current liabilities.
In 2024, Smart Cold Chain issued 7,259,939 convertible redeemable preferred shares to certain investors at the same issuance price per share as in 2023. The total consideration received was USD15 million, equivalent to RMB109 million, including RMB90 million prepayment received last year. Concurrently, two other investors agreed and were obliged to subscribe fixed numbers of convertible redeemable preferred shares once they complete the necessary registration for outbound investment. As of December 31, 2024, Smart Cold Chain received RMB100 million prepayment from such investors which was recorded in accrued expenses and other current liabilities.
In 2025, Smart Cold Chain issued 5,557,608 convertible redeemable preferred shares to certain investors at the same issuance price per share as in 2024. The total consideration received was USD15 million, equivalent to RMB106 million, including RMB100 million prepayment received last year. Concurrently, Smart Cold Chain issued 6,495,252 convertible redeemable preferred shares to certain investors for the total consideration received amounted to USD17 million, equivalent to approximately
RMB121
million. For one of these investors, the payment due date for RMB
20
million of the total consideration was extended. This receivable is recorded in a contra mezzanine equity account as “subscription receivable.” Concurrently, one other investor committed to subscribe fixed numbers of convertible redeemable preferred shares upon completing the necessary outbound investment registration procedure. As of December 31, 2025, Smart Cold Chain received RMB
20
million prepayment from such investors which has been recorded in accrued expenses and other current liabilities.
The Company uses interest method to accrete the carrying value of the redeemable non-controlling
interests to their maximum redemption price as if redemption were to occur at the end of the reporting period. The process of adjusting redeemable non-controlling
interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810. The carrying amount of redeemable non-controlling
interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. The change in the carrying amount of redeemable non-controlling
interests is recorded as measurement adjustment attributable to redeemable non-controlling
interests in the consolidated statement of operations and comprehensive income. For the years ended December 31, 2023, 2024 and 2025, measurement adjustment attributable to redeemable non-controlling
interests at the amount of RMB15,457, RMB57,136 and RMB78,361 were recognized respectively.

17.	ORDINARY SHARES AND TREASURY SHARES
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
In 2025, the Company repurchased 4,419,900 Class A ordinary shares from the open market with an aggregate purchase price of US$2,411 including commission under the share repurchase program. The Company repurchased a total of 29,545,380 Class A ordinary shares and 31,183,347 Class B ordinary shares from certain executive officers of the Company for an aggregate consideration of US$37,553 including commission in privately negotiated transactions on May 19, 2025. The repurchased shares were recorded in the treasury shares account using cost method upon repurchase. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in
capital and retained earnings. In 2025, 33,965,280 Class A ordinary shares and 31,183,347 Class B ordinary shares were retired, which resulted in a reduction of ordinary shares by RMB4, a reduction of APIC by RMB 232,231 and a reduction of retained earnings by RMB56,122.
In 2025, 100,562,201 stock options were exercised into class A ordinary shares by employees. The Company repurchased and immediately canceled 18,122,860 Class A ordinary shares for tax purpose upon the exercise of options, which resulted in a decrease of ordinary shares by RMB1 and a reduction of APIC by RMB81,460.

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
deduction ratio for R&D expense from 175% to 200% for eligible industry enterprises on a long-term basis starting from January 1, 2023.
Income by tax jurisdictions:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net income from PRC operations	1,760,139	2,862,980	4,610,828
Net income from non-PRC operations	573,758	499,868	777,405

Total net income before tax	2,333,897	3,362,848	5,388,233

The current and deferred portion of income tax (benefits) expenses included in the consolidated statements of operations and comprehensive income are as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expenses	227,415	196,233	1,103,832
Deferred tax (benefits) expenses	(120,611)	43,178	(174,675)

Total	106,804	239,411	929,157

18.	INCOME TAXES - continued

The country of domicile is determined to be PRC, as the Group’s primary place of business, headquarters, and core operational activities are all situated within PRC. Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2025 is as follow:

	Year ended December 31, 2025
	Amount	Percent
PRC statutory tax rate	1,347,058	25.00%
Effect of different tax rates of entities operating in other jurisdiction:
Cayman Islands	(92,818)	(1.72%)
Hong Kong	(137,041)	(2.54%)
Others	6,512	0.11%
Preferential tax rates	(302,063)	(5.61%)
Research and development expenses super deduction	(108,686)	(2.02%)
Effect of cross-border tax laws:
PRC withholding taxes	94,080	1.75%
Nontaxable or nondeductible items:
Share-based compensation cost not deductible for tax purposes	70,397	1.31%
Expenses/losses not deductible for tax purposes	26,631	0.49%
Others	49,616	0.92%
Effect of change of valuation allowance	(24,529)	(0.45%)

Effective tax rate	929,157	17.24%

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 are as follows:

	Years ended December 31,
	2023	2024
PRC statutory tax rate	25.00%	25.00%
Effect of different tax rates of entities operating in other jurisdictions	(9.38%)	(6.30%)
Preferential tax rates	(3.69%)	(18.90%)
PRC Withholding taxes	2.79%	1.46%
Net tax effect of super deduction and non-deductible expenses in determining taxable profit	(2.06%)	0.51%
True up	(7.07%)	0.75%
Effect of change of valuation allowance	(1.01%)	4.60%

Effective tax rate	4.58%	7.12%

The effects of preferential tax rates on earnings per share are as follows:

	Years ended December 31,
	2023	2024	2025
Tax saving amount due to preferential tax rates	86,110	635,456	302,063
Effect on basic earnings per share	0.00	0.03	0.01
Effect on diluted earnings per share	0.00	0.03	0.01
For the year ended December 31, 2025, cash paid for income taxes is relating to tax jurisdiction of China and others at the amount of RMB976,944 and RMB41,401, respectively.

18.	INCOME TAXES - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
—Advertising and business promotion expenditure	28,093	66,786
—Impairment loss	265,553	265,553
—Allowance for expected credit losses	116,458	228,858
—Accrued expense	12,478	25,398
—Net loss carrying forward	418,810	732,567
—Others	6,368	6,450
Less: valuation allowance	(754,878)	(1,076,061)

Net deferred tax assets	92,882	249,551

Deferred tax liabilities
—Identifiable intangible assets from business combination	95,570	185,578

Total deferred tax liabilities	95,570	185,578

Movement of valuation allowance

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	652,610	618,985	754,878
(Reversal) addition	(33,625)	135,893	321,183

Balance at end of the year	618,985	754,878	1,076,061

As of December 31, 2024 and 2025, the Group had net loss carrying forward of approximately RMB1,675 million and RMB2,930 million, which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC, respectively. The losses expired were approximately RMB39 million, RMB57 million and RMB64 million during the years ended December 31, 2023, 2024 and 2025, respectively, and were provided full valuation allowances in prior years. The remaining loss carrying forward will expire during the period from 2026 to 2035.
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
basis.
The Group believes that for most of its entities, it is more likely than not that the net accumulated losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided a valuation allowance of RMB755 million and RMB1,076 million for these entities’ deferred tax assets as of December 31, 2024 and 2025, respectively.

18.	INCOME TAXES - continued

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
The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).
For the year ended December 31, 2025, the Group accrued RMB80 million withholding tax expenses associated with the approved earning distribution from its certain PRC subsidiary to Lucky Logistics based on withholding tax rate of 10%. Other than this approved dividend distribution, no deferred tax liability was recognized for the remaining undistributed profits of PRC subsidiaries as the Group intends to indefinitely reinvest the remaining undistributed earnings.
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
”) introduced a framework for the implementation of a 15% global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation. Based on current available legislation, Pillar Two does not have a material tax impact for fiscal year 2024 and 2025, the Group will continue to monitor the developments and evaluating the potential impact of Pillar Two in the future.

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2023, 2024 and 2025, other than disclosed elsewhere, the Group had the following material related party transactions and balances.
The table below sets forth the major related parties and their relationships with the Group:

Related Party	Relationship with the Group
JYBD	Investee of the Group
Giga AI	Investee of the Group (Consolidated in July 2025)
Plus (US)	Investee of the Group
For the years ended December 31, 2023, 2024 and 2025, services provided to related parties were RMB 104, RMB nil and RMB nil, respectively:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Value-added service revenue from JYBD	104	—	—

Total	104	—	—

19.	RELATED PARTY TRANSACTIONS - continued

For the years ended December 31, 2023, 2024 and 2025, loan transactions with related parties were as follow:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loans to Giga AI	—	35,523	—
Repayment of loans from Giga AI	—	35,515	—
Interest income of loans from Giga AI	—	725	—
In February 2024, the Group entered into a loan agreement with Giga AI, pursuant to which the Group agreed to make available to Giga AI a loan in the principal amount of US$3,500 in one lump sum. The loan has an interest rate of 12% per annum and an original term of two months, which was further extended to four months. In April 2024, an additional loan agreement was entered by the same parties. The principal amount of the loan is US$1,500 with a term of two months and the interest rate is 12% per annum. Both loans were fully paid by Giga AI in May 2024.
As of December 31, 2024 and 2025, amounts due to related parties were RMB nil
and RMB29,674, respectively, and details are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Current liabilities:
Proceeds prepaid by certain management members for investment in a subsidiary	—	15,616
Consideration payable for purchase of shares in Giga AI from Plus (US)	—	14,058

Total	—	29,674

In addition, the Group has made equity or debt investments to related parties during the years ended December 31, 2023, 2024 and 2025. These transactions with related parties were included in Note 11, Note10 and Note 4.

20.	SHARE-BASED COMPENSATION
Employee options
In November 2018, the Company adopted the 2018 Incentive Compensation Plan (“2018 Plan”). As of December 31, 2024 and 2025, the Company granted in total of 2,300,588,991 share options under the 2018 Plan. The options granted will expire in ten years from the date of grant.
In April 2021, the board approved the 2021 Incentive Compensation Plan (“2021 Plan”). As of December 31, 2024 and 2025, 1,080,603,539 and 1,148,899,019 share options were granted under 2021 Plan, respectively. The options granted will expire in ten years
from the date of grant.
During the year ended December 31, 2024, 93,783,260 options were granted to employees under the 2021 plan, of which 22,000,000 options were vested immediately upon grant while 71,783,260 options were subject to a one-year
to
four-year
service condition.
During the year ended December 31, 2025, 68,295,480 options were granted to employees under the 2021 plan, of which 7,040,860 options were vested immediately upon grant while 61,254,620 options were subject to a one-year
to
four-year
service condition.

20.	SHARE-BASED COMPENSATION - continued
Employee options
- continued

The following table summarized the activities of the Group’s share options classified as equity:

	Number of options	Weighted average exercise price per share	Weighted average remaining contract life	Weighted average grant date fair value per share	Aggregate intrinsic value
		US$		US$	US$
Outstanding at December 31, 2024	266,194,244	0.000010	7.79	0.4180	144,008
Granted	68,295,480	0.000010		0.5971
Exercised	(100,562,201)	0.000010		0.4694
Forfeited	(21,532,099)	0.000010		0.4243
Cash settlement unvested options	(3,184,960)	0.000010		0.4638

Outstanding at December 31, 2025	209,210,464	0.000010	7.57	0.4504	112,239

Vested and expected to vest at December 31, 2025	209,210,464	0.000010	7.57	0.4504	112,239

Exercisable at December 31, 2025	53,540,433	0.000010	5.20	0.4046	28,724

In determining the fair value of the stock options, the Company applied the binomial option pricing model before the completion of its USIPO in June 2021 and the Black-Scholes model for the options granted thereafter. The change of valuation model does not result in any difference in valuation results as the exercise price of the options granted is significantly below the spot price (deemed as “deep in the money”) and the fair value of the options approximates the closing price of the ordinary shares on the grant date. The key assumptions used to determine the fair value of the options for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Years ended December 31,
	2023	2024	2025
Expected volatility	36.7%~38.7%	37.0%~39.0%	38.1%~39.0%
Risk-free interest rate (per annum)	3.40%~4.89%	3.88%~4.71%	3.88%~4.52%
Exercise multiples	2.8	2.8	2.8
Expected dividend yield	0.00%	0.00%	0.00%
Fair value of underlying ordinary shares	$0.290~0.400	$0.314~0.442	$0.531~0.650
Fair value of share option	$0.290~0.400	$0.314~0.442	$0.531~0.650
The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero since the Group cannot estimate the exact amount of dividend distribution in the future which is subject to Board’s approval. Prior to the completion of USIPO, the Group determined the fair value of ordinary shares underlying each share option granted based on estimated equity value and allocation of it to each element of its capital structure. After the completion of USIPO in June 2021, the Group uses the stock market closing price as the fair value of the ordinary shares. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.
For the years ended December 31, 2023, 2024 and 2025, share-based compensation expenses of RMB419,551, RMB471,960 and RMB252,291 were recognized in connection with options granted, respectively.
The unrecognized compensation costs related to unvested options is RMB359 million as of December 31, 2025. It is expected to be recognized over a weighted-average period of 2.7 years.

20.	SHARE-BASED COMPENSATION - continued

The Group acquired Beijing Bang Li De Network Technology Co., Ltd. (“TYT”), a private company, in December 2021. Upon the completion of the acquisition, ordinary shares held by non-controlling
interest holders, who are also management of TYT, are restricted and subject to a four-year vesting period since July 1, 2022.

	Number of restricted shares	Weighted average grant date fair value per share
		RMB
Unvested at December 31, 2024	455,551	99.91
Vested	(227,775)	99.91

Unvested at December 31, 2025	227,776	99.91

The Group recorded RMB
21,282
, RMB
23,219
, RMB
20,027
share-based compensation expenses for the years ended December
31
,
2023
,
2024
and
2025
, respectively. The Group reclassified RMB
8,050
, RMB
6,127
and RMB
3,064
from APIC to
non-controlling
interest based on the proportionate interest in TYT’s equity on the vesting date for the years ended December
31
,
2023
,
2024
and
2025
, respectively.
In 2023, Smart Cold Chain, the subsidiary of the Group adopted share incentive plan to grant options based on the fair value on the grant date to certain employees of Smart Cold Chain. The awards are vested immediately, or subject to a one-year
,
three-year
or
four-year
service condition. During the year ended December 31, 2024 and 2025, the subsidiary granted
294,292
and
280,018
options, of which all options were subject to a
one-year
to four-year service condition.
27,647
and
93,192
shares were forfeited during the years ended December 31, 2024 and 2025. The subsidiary recorded RMB994, RMB
1,460
and RMB
1,668
share-based compensation expenses for year ended December 31, 2023, 2024 and 2025.
Other than those disclosed above, the share-based compensation expenses of other subsidiaries in aggregate were insignificant for the years ended December 31, 2023, 2024 and 2025.
Share-based compensation for all share options and restricted shares
The Group recorded share based compensation expense of RMB441,827, RMB496,639 and RMB281,559 for the years ended December 31, 2023, 2024 and 2025, respectively, which were classified in the accompanying consolidated statements of operations and comprehensive income as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
General and administrative expenses	297,469	348,400	139,824
Selling and marketing expense	55,503	50,109	55,250
Research and development expense	80,279	87,012	73,816
Cost of revenues	8,576	11,118	12,669

Total	441,827	496,639	281,559

21.	EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2023, 2024 and 2025:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator
Net income available to Full Truck Alliance Co. Ltd.	2,212,888	3,069,849	4,408,169
Net income available to ordinary shareholders—basic	2,212,888	3,069,849	4,408,169
Dilutive effect arising from stock options of a subsidiary	(23)	(206)	(530)

Net income available to ordinary shareholders—diluted	2,212,865	3,069,643	4,407,639
Denominator
Weighted average number of ordinary shares outstanding—basic	21,111,924,886	20,822,835,545	20,839,163,070
Adjustments for dilutive share options of the Group	50,426,575	79,386,491	89,009,614

Weighted average number of ordinary shares outstanding—diluted	21,162,351,461	20,902,222,036	20,928,172,684
Earnings per share—basic	0.10	0.15	0.21

Earnings per share—diluted	0.10	0.15	0.21

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective year. For the years ended December 31, 2023, 2024 and 2025, the Group had restricted shares issued by Group’s subsidiary were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.
For the years ended December 31, 2023, 2024 and 2025, 85,489,644, 22,470,269 and 14,542,325 share options were excluded from the calculation of diluted earnings per share due to the anti-dilutive effect.
Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share.

22.	OPERATING LEASES
The Group leases office space under
non-cancellable
operating lease agreements that expire at various dates through May 2028. The Group also purchased a land use right, which expires at April 2072. The prepayment for land use right is included in right-of-use
assets and amortized over the period of the land use right (see note 2.23). As the Group incurs no lease liability in relation to the land use right, the amounts related to land use right are excluded from the following disclosure.
Supplemental information related to leases and location within the consolidated balance sheet are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets	67,733	45,309
Current operating lease liabilities	41,204	33,847
Non-current operating lease liabilities	23,928	1,485

Total operating lease liabilities	65,132	35,332

Weighted average remaining lease term (in years)	1.94	1.07
Weighted average discount rate	3.8%	3.74%

	Year ended December 31,
	2024	2025
	RMB	RMB
Lease cost:
Operating fixed lease cost	40,912	41,055
Lease cost related to short-term leases not capitalized	4,918	8,116

Total lease cost	45,830	49,171

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2024 is as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows payment from operating leases	41,146	47,391
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	19,613	16,635
Right-of-use assets increased due to lease modification:
Operating leases	—	—
As of December 31, 2025, the maturities of lease liabilities in accordance with ASC 842 in each of the following years are as follows:

Total operating lease
RMB
2026	34,499
2027	1,532

Total minimum lease payments	36,031
Less: amount representing interest	(699)

Present value of minimum lease payments	35,332

23.	EMPLOYEE BENEFIT
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB332,402, RMB339,200 and RMB348,559 for the years ended December 31, 2023, 2024 and 2025, respectively, which are recorded in expenses based on the function of employees.

24.	RISKS AND CONCENTRATIONS
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term time deposits and wealth management products, which are placed with financial institutions with high-credit ratings and quality.
Foreign currency risk
RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The
RMB-denominated
cash and cash equivalents, restricted cash, short-term investments and long-term time deposits and wealth management products of the Group included an aggregated amount of RMB11,067,720 as of December 31, 2025.

25.	RESTRICTED NET ASSETS
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
As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in
capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2025, the total of restricted net assets was RMB24,846,818.

26.	COMMITMENTS AND CONTINGENCIES
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB296 million and RMB200 million as of December 31, 2024 and 2025, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

26.	COMMITMENTS AND CONTINGENCIES - continued

Contingencies
Since July 7, 2021, the Company, together with certain of its current and former directors and officers and others, were named as defendants in certain putative shareholder class action lawsuits filed in the Eastern District of New York and the Supreme Court of the State of New York. The Company and other parties to the class action lawsuits executed a stipulation of settlement that resolves the class action lawsuits for US$10.25 million, and the Company paid the settlement amount in full in April 2024. The final settlement approval was obtained on September 5, 2024. By agreeing to settle the lawsuits, the Company does not admit any allegations in the lawsuits or violation of any law or regulations.
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

27.	DIVIDENDS
On March 13, 2024, the Company’s board of directors declared an annual cash dividend for the year ended December 31, 2023, of US$0.0072 per ordinary share, or US$0.1444 per American depositary shares to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. Dividend are recognized when declared. The aggregate amount of the dividend is US$
150
 million and has been fully paid during
2024
.
In March 2025, upon review of the Company’s results of operations, business development plan, capital requirements, and cash position, the Company’s board of directors has approved a 2025 semi-annual cash dividend policy, pursuant to which the Board intends to declare and distribute a cash dividend semi-annually. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the Board based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board. In 2025, the board of directors of the Company has approved dividends in accordance with the Company’s dividend policy. The aggregate amount of the dividend is
US$
199 million and has been fully paid during 2025.

28.	SUBSEQUENT EVENT
In January 2026, the Board of Directors approved a long-term shareholder return plan. As part of the plan, the Company will return a total of US$400 million to shareholders in fiscal year 2026, with at least US$300 million distributed through quarterly dividends and the remainder via share repurchases from open markets.
To implement the shareholder return plan, the Board of Directors approved a new share repurchase program under which the Company may repurchase up to US$
50
million of ADSs during the remainder of fiscal year 2026 through open market transactions at prevailing market prices. The timing and conditions of the share repurchases will be subject to various factors, including market conditions and the requirements under Rule
10b-18
and Rule
10b5-1
of the Securities Exchange Act of 1934, as amended.
The Board of Directors also approved the cash dividend for the first quarter of 2026 in the amount of US$0.0042 per ordinary share, or US$0.0840 per ADS, totaling approximately US$87.5 million. The dividend will be paid on or around April 22, 2026, to holders of record of the ordinary shares at the close of business on April 8, 2026. For holders of the ADSs, cash dividends are expected to be paid through the depositary, Deutsche Bank Trust Company Americas, on or around April 22, 2026, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
The Company’s board of directors will review the share repurchase program and quarterly cash dividend policy periodically, and may authorize adjustments to the size and terms of either to ensure that the total shareholder return value for fiscal year 2026 will be approximately US$400 million.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,695,746	15,889	2,272
Short-term investments	9,454,117	3,630,820	519,200
Prepayments and other current assets	373,648	98,060	14,022

Total current assets	11,523,511	3,744,769	535,494
Investment in and amount due from subsidiaries/VIEs	23,902,400	30,772,202	4,400,366
Long-term time deposits and other investments	1,748,347	4,859,544	694,906
Investments in equity investees	658,135	643,523	92,023
Other non-current assets	15,119	54,205	7,751

Total non-current assets	26,324,001	36,329,474	5,195,046

TOTAL ASSETS	37,847,512	40,074,243	5,730,540

LIABILITIES
Amounts due to related parties	—	14,058	2,010
Income tax payable	141,572	3,232	462
Other tax payable	9,693	—	—
Accrued expenses and other current liabilities	19,521	5,749	822

TOTAL LIABILITIES	170,786	23,039	3,294

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value, 40,000,000,000 and 40,000,000,000 shares authorized, 18,637,888,832 and18,686,362,705 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	1,201	1,205	172
Class B Ordinary shares (US$0.00001 par value, 10,000,000,000 and 10,000,000,000 shares authorized, 2,131,865,628 and 2,100,682,281shares issued and outstanding as of December 31, 2024 and 2025, respectively)	142	140	20
Treasury stock, at cost	—	—	—
Additional paid-in capital	45,823,723	44,328,028	6,338,824
Accumulated other comprehensive income	3,223,944	2,742,068	392,111
Accumulated deficit	(11,372,284)	(7,020,237)	(1,003,881)

TOTAL SHAREHOLDERS’ EQUITY	37,676,726	40,051,204	5,727,246

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,847,512	40,074,243	5,730,540

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME
(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cost and operating expenses	(526,819)	(485,955)	(273,806)	(39,154)
Interest income	771,606	608,065	325,379	46,529
Investment income	52,177	56,225	64,134	9,171
Unrealized gains from fair value changes of investments	12,852	3,233	4,818	689
Other income, net	116,546	123,602	150,927	21,583
Foreign exchange gain (loss)	1,152	(437)	(10,604)	(1,516)
Income tax expenses	(93,914)	(83,501)	(51,879)	(7,419)
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	1,879,288	2,848,617	4,199,200	600,478

Net income	2,212,888	3,069,849	4,408,169	630,361

Other comprehensive income
Unrealized gains on available-for-sale investments, net of reclassification	—	599	(599)	(86)
Foreign currency translation adjustments, net of tax of nil	386,701	325,474	(481,277)	(68,821)

Total comprehensive income	2,599,589	3,395,922	3,926,293	561,454

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
FINANCIAL STATEMENTS SCHEDULE I
FULL TRUCK ALLIANCE CO. LTD. FINANCIAL
INFORMATION OF PARENT COMPANY CONDENSED
STATEMENTS OF CASH FLOWS
(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities:
Net income	2,212,888	3,069,849	4,408,169	630,361
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	(1,879,288)	(2,848,617)	(4,199,200)	(600,478)
Share-based compensation	419,551	471,960	252,291	36,077
Net (gains) loss from disposal and deemed disposal of investment	(1,110)	2,239	(4,666)	(667)
Unrealized gain from fair value changes of investments	(12,852)	(3,233)	(4,818)	(689)
Foreign exchange gain and others	(1,152)	(10,484)	(4,933)	(705)
Changes in operating assets and liabilities:
Prepayments and other current assets	92,424	(274,211)	310,732	44,434
Accounts payable	(2)	—	—	—
Amounts due to related parties	(6,066)	—	—	—
Income tax payable and other tax payable	15,581	117,381	(148,033)	(21,168)
Accrued expenses and other current liabilities	69,385	(82,565)	(12,278)	(1,756)
Other non-current assets	(121,280)	106,161	(39,086)	(5,589)

Net cash provided by operating activities	788,079	548,480	558,178	79,820
Cash flows from investing activities:
Purchases of short-term investments	(9,431,226)	(753,753)	(3,448,838)	(493,177)
Maturity of short-term investments	16,951,360	9,463,500	10,289,950	1,471,443
Purchases of long-term investments	(5,306,075)	(4,405,845)	(4,918,077)	(703,276)
Purchases of convertible note issued by related parties	—	(142,060)	(117,079)	(16,742)
Investment in subsidiaries	—	—	(35,722)	(5,108)
Acquisition of subsidiaries	—	—	(736,050)	(105,254)
Payment of loan to related parties	—	(35,523)	—	—
Repayment of loan from related parties	—	35,515	—	—
Loans to subsidiaries and VIEs	(4,198,690)	(3,600,757)	(8,876,631)	(1,269,341)
Repayment of loans from subsidiaries and VIEs	2,364,780	2,174,708	7,507,974	1,073,626

Net cash provided by (used in) investing activities	380,149	2,735,785	(334,473)	(47,829)
Cash flows from financing activities:
Cash paid for repurchase of ordinary shares	(1,168,301)	(489,433)	(288,649)	(41,276)
Cash settlement of unvested options	—	—	(13,390)	(1,915)
Taxes paid for employees through repurchase of ordinary shares	(26,741)	(85,842)	(83,121)	(11,886)
Cash prepaid for repurchase of ordinary shares	(179,784)	—	(35,166)	(5,029)
Payments of cash dividend	—	(1,064,155)	(1,425,136)	(203,792)
Proceeds from exercise of share options	1	1	2	—

Net cash used in financing activities	(1,374,825)	(1,639,429)	(1,845,460)	(263,898)
Effect of exchange rate changes on cash and cash equivalents	(6,558)	(9,047)	(58,102)	(8,309)
Net (decrease) increase in cash and cash equivalents	(213,155)	1,635,789	(1,679,857)	(240,216)
Cash and cash equivalents, beginning of the year	273,112	59,957	1,695,746	242,488

Cash and cash equivalents, end of the year	59,957	1,695,746	15,889	2,272

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

3)	For the years ended December 31, 2023, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

4)
On March 13, 2024, the Board of Directors declared an annual cash dividend for the year ended December 31, 2023, of US$0.0072 per ordinary share, or US$0.1444 per American depositary shares (the “ADS”), to holders of record of the Company’s ordinary shares at the close of business on April 5, 2024. Dividend are recognized when declared. The aggregate amount of the dividend is
US$
150
 million and has been fully paid during 2024.

In March 2025, upon review of the Company’s results of operations, business development plan, capital requirements, and cash position, the Company’s board of directors has approved a 2025 semi-annual cash dividend policy, pursuant to which the Board intends to declare and distribute a cash dividend semi-annually. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the Board based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board. In 2025, the board of directors of the Company has approved dividends in accordance with the Company’s dividend policy. The aggregate amount of the dividend is
US$
199 million and has been fully paid during 2025.
The Board of Directors also approved the cash dividend for the first quarter of 2026 in the amount of US$0.0042 per ordinary share, or US$0.0840 per ADS, totaling approximately US$87.5 million. The dividend will be paid on or around April 22, 2026, to holders of record of ordinary shares at the close of business on April 8, 2026. For holders of ADSs, cash dividends are expected to be paid through the depositary, Deutsche Bank Trust Company Americas, on or around April 22, 2026, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.